Form 20-F
period 2005-03-25
ZARLINK SEMICONDUCTOR INC
filed 2005-06-10
CIK 352435

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended March 25, 2005

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from ________________to______________

                          Commission File Number 1-8139

                           ZARLINK SEMICONDUCTOR INC.
             (Exact name of registrant as specified in its charter)

                                     Canada
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

                400 March Road, Ottawa, Ontario, Canada, K2K 3H4
                ------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

          Title of each class          Name of each exchange on which registered
          -------------------          -----------------------------------------
      Common shares, no par value               New York Stock Exchange
                                              The Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act.       None
                                                            (Title of Class)

Securities for which there is a reporting  obligation  pursuant to Section 15(d)
of the Act.                  None
                        (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                  Common shares.....................127,308,973

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                  Item 17  |_|                    Item 18  |X|

                                Table of Contents

                                                                        Page No.
                                                                        --------

PART I...................................................................1

  Item 1 Identity of Directors, Senior Management and Advisers...........1

  Item 2 Offer Statistics and Expected Timetable.........................1

  Item 3 Key Information.................................................1
    A. Selected financial data...........................................1
    B. Capitalization and indebtedness...................................2
    C. Reasons for the offer and use of proceeds.........................2
    D. Risk factors......................................................2

  Item 4 Information on the Company......................................7
    A. History and development of the company............................7
    B. Business overview.................................................7
       Business Strategy.................................................8
       Industry..........................................................8
       Products and Customers............................................9
       Network Communications Segment...................................10
       Consumer Communications Segment..................................12
       Ultra Low-Power Communications Segment...........................12
       Sales, Marketing and Distribution................................13
       Competition......................................................14
       Manufacturing....................................................15
       Proprietary Rights...............................................15
       Seasonality......................................................15
       Government Regulations...........................................15
    C. Organizational structure.........................................16
    D. Property, plants and equipment...................................16

  Item 5 Operating and Financial Review and Prospects...................16
       Critical Accounting Estimates....................................16
       Foreign Currency Translation.....................................18
       Recently Issued Accounting Pronouncements........................19
    A. Operating results................................................19
       Business Overview................................................19
       Results of Operations............................................20
       Geographic Revenue...............................................22
       Gross Margin.....................................................24
       Research and Development (R&D)...................................24
       Selling and Administrative (S&A).................................25
       Stock Compensation Expense.......................................25
       Asset Impairment and Other.......................................26
       Loss (Recovery) on Sale of Business..............................26
       Other Income.....................................................27
       Other Expense....................................................27
       Income Taxes.....................................................27
       Discontinued Operations..........................................28
       Net Loss.........................................................29

                                                                        Page No.
                                                                        --------
       Backlog..........................................................29
       Operating and Financial Review and
         Prospects - Canadian Supplement................................30
    B. Liquidity and capital resources..................................32
    C. Research and development, patents, and licenses, etc.............34
    D. Trend information................................................34
    E. Off-balance sheet arrangements...................................34
    F. Tabular disclosure of contractual obligations....................35
    G. Safe harbor......................................................36

  Item 6 Directors, Senior Management and Employees.....................37
    A. Directors and senior management..................................37
    B. Compensation.....................................................39
       Summary Compensation Table.......................................39
       Employment Agreements............................................41
       Employee Share Ownership Plan....................................44
       Director, CEO and Executive Share Ownership......................44
       1991 Stock Option Plan for Key Employees and
         Non-Employee Directors.........................................45
       Option Grants During Fiscal 2005.................................46
       Aggregated Options Exercised During Fiscal 2005 and
         Fiscal Year-End Option Values..................................48
    C. Board practices..................................................48
       The Audit Committee..............................................48
       Compensation and Human Resources Development Committee...........49
       Nominating and Corporate Governance Committee....................49
       Executive Committee..............................................50
    D. Employees........................................................50
    E. Share ownership..................................................50

  Item 7 Major Shareholders and Related Party Transactions..............53
    A. Major shareholders...............................................53
    B. Related party transactions.......................................54
    C. Interests of experts and counsel.................................54

  Item 8 Financial Information..........................................54
    A. Consolidated Statements and Other Financial Information..........54
    B. Significant Changes..............................................54

  Item 9 The Offer and Listing..........................................55
    A. Offer and listing details........................................55
    B. Plan of distribution.............................................56
    C. Markets..........................................................56
    D. Selling shareholders.............................................56
    E. Dilution.........................................................56
    F. Expenses of the issue............................................56

  Item 10 Additional Information........................................57
    A. Share capital....................................................57
    B. Memorandum and articles of association...........................57
    C. Material contracts...............................................59
    D. Exchange controls................................................59
    E. Taxation.........................................................60
    F. Dividends and paying agents......................................62
    G. Statements by experts............................................62
    H. Documents on display.............................................62
    I. Subsidiary Information...........................................63

                                                                        Page No.
                                                                        --------
  Item 11 Quantitative and Qualitative Disclosures About Market Risk....63

  Item 12 Description of Securities Other than Equity Securities........64

PART II.................................................................64

  Item 13 Defaults, Dividend Arrearages and Delinquencies...............64

  Item 14 Material Modifications to the Rights of Security Holders and
    Use of Proceeds.....................................................64

  Item 15 Controls and Procedures.......................................64

  Item 16A Audit committee financial expert.............................64

  Item 16B Code of Ethics...............................................65

  Item 16C Principal Accountant Fees and Services.......................65

  Item 16D Exemptions from the Listing Standards for Audit Committees...66

  Item 16E Purchases of Equity Securities by the Issuer and
    Affiliated Purchasers...............................................66

PART III................................................................66

  Item 17 Financial Statements..........................................66

  Item 18 Financial Statements..........................................66

  Item 19 Exhibits......................................................98

"Zarlink" and the "Company" refer to Zarlink Semiconductor Inc. and its consolidated subsidiaries, unless otherwise indicated.

The Company reports its financial accounts in U.S. dollars. All financial information and references to "$" and "dollars", other than dollars per share and executive compensation, are expressed in millions of U.S. dollars unless otherwise stated.

On March 30, 2005, Zarlink announced that, effective immediately, it would satisfy its reporting obligations under Section 13(a) of the Securities Exchange Act of 1934 by filing reports with the Securities and Exchange Commission on forms available for use by Foreign Private Issuers. As a result, we have filed our annual report for the year ended March 25, 2005 on Form 20-F.

                                     PART I

Item 1 Identity of Directors, Senior Management and Advisers

Not applicable

Item 2 Offer Statistics and Expected Timetable

Not applicable

Item 3 Key Information

A. Selected financial data

(in millions of U.S. dollars, except per share amounts)

The following table is derived from the consolidated financial statements included elsewhere herein, which have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and the requirements of the U.S. Securities and Exchange Commission (SEC).

                                Fiscal Year Ended
               (at the end of fiscal year for balance sheet data)

                                                         ---------------------------------------------------------
                                                            2005        2004        2003        2002        2001
                                                         ---------   ---------   ---------   ---------   ---------
Income Statement Data:
    Revenue                                              $   214.2   $   198.5   $   193.8   $   222.1   $   450.2
    Gross margin percentage                                    41%         45%         47%         30%         50%
    Gross research and development expense                    65.2        75.1        87.5        82.9        92.9
    Income (loss) from continuing operations                 (20.8)      (39.8)      (60.3)     (120.8)     (278.4)
    Net income (loss)                                        (20.8)      (38.6)      (57.9)     (120.8)     (270.8)
    Net income (loss) per common share from continuing
    operations
       Basic                                                  (0.18)      (0.33)      (0.49)      (0.98)      (2.32)
       Diluted                                                (0.18)      (0.33)      (0.49)      (0.98)      (2.32)
    Net income (loss) per common share
       Basic                                                  (0.18)      (0.32)      (0.47)      (0.98)      (2.25)
       Diluted                                                (0.18)      (0.32)      (0.47)      (0.98)      (2.25)
Balance Sheet Data:
    Working capital                                      $    86.7   $    96.3   $   116.4   $   160.0   $   222.0
    Total assets                                             171.3       197.4       247.6       321.1       463.6
    Long-term debt                                             0.1         0.1         0.2         0.7         4.8
    Redeemable preferred shares                               17.2        17.6        18.9        20.6        21.4
    Shareholders' equity
       Common shares                                         768.4       768.4       768.3       767.6       762.7
       Additional paid in capital                              2.2         2.3         2.1         4.1         1.7
       Deferred stock compensation                             --          --          --         (0.8)       (6.8)
       Deficit                                              (646.5)     (623.5)     (582.8)     (522.9)     (400.2)
       Accumulated other comprehensive loss                  (33.1)      (32.6)      (32.5)      (45.9)      (42.6)

See Note 19 to the consolidated financial statements for a discussion regarding the effect of the discontinued operations on Fiscal 2004 and 2003. For the year ended March 30, 2001, the Company recorded a gain on sale of discontinued operations of $7.6, net of a tax recovery of $10.4.

Selected Quarterly Financial Data
(Unaudited, in millions of U.S. dollars, except gross margin percentage and per share amounts, U.S. GAAP)

                                                          First    Second     Third      Fourth      Full
FISCAL 2005                                              Quarter   Quarter   Quarter    Quarter      Year
                                                         --------  --------  --------   --------   ---------
Revenue                                                  $   55.8  $   58.8  $   51.2   $   48.4   $   214.2
Gross margin                                                 25.2      26.8      22.4       13.1        87.5
Gross margin percentage                                       45%       46%       44%        27%         41%
Net income (loss)                                             7.5       3.2      (7.6)     (23.9)      (20.8)
Net income (loss) per common share - basic and diluted        0.05      0.02     (0.06)     (0.19)      (0.18)

                                                          First    Second      Third      Fourth      Full
FISCAL 2004                                              Quarter   Quarter    Quarter    Quarter      Year
                                                         --------  --------   --------   --------   ---------
Revenue                                                  $  53.7   $   46.6   $   47.0   $   51.2   $   198.5
Gross margin                                                25.6       19.4       21.0       23.4        89.4
Gross margin percentage                                      48%        42%        45%        46%         45%
Net loss                                                    (6.2)     (18.9)     (11.2)      (2.3)      (38.6)
Net loss per common share - basic and diluted               (0.05)     (0.15)     (0.09)     (0.02)      (0.32)

B. Capitalization and indebtedness

Not applicable

C. Reasons for the offer and use of proceeds

Not applicable

D. Risk factors

Before deciding to purchase, hold, or sell our common shares, you should carefully consider the risks described below, in addition to the other cautionary statements described elsewhere and the other information contained in this report and in our other filings with the SEC. Additional risks and uncertainties not presently known to us or that we consider to be immaterial may also affect our results of operations. If any of these events or uncertainties occurs, our business, financial condition, and results of operations could be harmed. In that event, the market price for our common shares could decline, and you may lose all or part of your investment.

Our financial results depend on our ability to keep pace with rapidly changing technology and evolving industry standards.

The markets for our products are characterized by the following:

o     Rapidly changing technology;

o     Evolving and competing industry standards;

o     Changes in customers;

o     Emerging competition;

o     Frequent new product introductions; and

o Evolving methods used by carriers and business enterprises to manage communications networks.

Our future success depends in part on our ability to do the following:

o     Use leading technologies effectively;

o     Continue to develop our technical expertise;

o     Develop and maintain close working relationships with our key customers;

o     Develop new products that meet changing customer needs;

o     Advertise and market our products effectively; and

o     Influence   and  respond  to  changing   industry   standards   and  other
      technological changes on a timely and cost-effective basis.

We cannot be sure that we will be successful in these endeavors, as they may require substantial time and expense and we cannot guarantee that we will succeed in adapting our products or business to alternate technologies. If we fail to develop and introduce new or enhanced products that are compatible with industry standards and that satisfy customer price and performance requirements, new products could render our products obsolete, which would have a material adverse effect on our business, financial condition and results of operations.

We depend on five independent foundries to manufacture most of our products, and elimination or disruption of these arrangements could adversely affect the timing of product shipments.

In Fiscal 2005 approximately 90% of our products were sourced from five independent foundries that supply the necessary wafers and process technologies. We have wafer supply agreements with three of these foundries, which expire from Fiscal 2006 to 2007. These suppliers are obligated to provide certain quantities of wafers per year under these agreements. These independent foundries also manufacture products for other companies. In the past, availability of foundry capacity has been reduced due to strong demand. As a result, we may not have access to adequate capacity or certain process technologies as capacity and technologies may be allocated to other customers. In addition, a manufacturing disruption experienced by one or more of our outside foundries or a disruption of our relationship with an outside foundry, including discontinuance of our products by that foundry, would negatively impact the production of our products. During Fiscal 2005, one of our foundry suppliers experienced production issues, which adversely impacted our revenue and gross margins during the period. These production problems adversely impacted our second quarter results, but were corrected during the third quarter. If our foundry suppliers are unable or unwilling to manufacture our products in the volumes that we require, then we would need to identify and qualify acceptable additional or alternative foundries. This qualification process could take six months or longer. We may not find sufficient capacity quickly enough, if ever, to satisfy production requirements, and we may be unable to meet customer demand for our products. This could have a material adverse effect on our business, financial condition and results of operations.

We depend on third-party subcontractors to assemble, obtain packaging materials for, and test many of our products. If we lose the services of any of our subcontractors or if these subcontractors are unable to obtain sufficient packaging materials, shipments of our products may be disrupted, which could harm our customer relationships and adversely affect our net sales.

Several third-party subcontractors located in Asia assemble, obtain packaging materials for, and test some of our products. Because we rely on third-party subcontractors to perform these functions, we cannot directly control our product delivery schedules and quality assurance. This lack of control has resulted, and could in the future result, in product shortages or quality assurance problems. This could delay shipments of our products or increase our manufacturing, assembly or testing costs. If our third-party subcontractors are unable to obtain sufficient packaging materials for our products in a timely manner, we may experience a significant product shortage or delay in product shipments, which could seriously harm our customer relationships and sales.

If any of our subcontractors experience capacity constraints or financial difficulties, suffer any damage to their facilities, experience power outages or any other disruption of assembly or testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner. This could result in significant delays in product shipments if we are required to find alternative assemblers or testers for our components. Any problems that we may encounter with the delivery, quality or cost of our products could damage our customer relationships and materially and adversely affect our business, financial conditions and results of operations.

Increased competition in the semiconductor industry may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations.

The markets for our products are highly competitive. Competition could further increase if new companies enter the market or if existing competitors expand their product lines or upgrade existing products to accommodate new technologies and features. Many of our competitors have a longer operating history and greater technical, manufacturing, financial and marketing resources than we have. As a result, they may be able to adapt more quickly or devote greater resources to changing technological requirements, customer demands and market trends. If competition increases, this may require that we reduce our selling prices, which would result in lower gross margins. In addition, competition may result in a loss of market share. Any of these factors could have a material adverse effect on our business, financial condition and results of operations. We believe that our ability to compete successfully depends upon elements both within and outside our control, including the following:

o successful and timely development of new products and manufacturing processes;

o     product performance and quality;

o     good manufacturing yields;

o     product availability;

o     strong customer service;

o     competitive pricing; and

o     industry and general economic trends.

We cannot guarantee that we will compete successfully in any or all of these areas. Refer to "Item 4B - Competition".

We have experienced a recent history of operating losses and may not be able to achieve profitability in future years.

We have experienced net losses of $20.8, $38.6, and $57.9, respectively, in Fiscal 2005, 2004 and 2003. These losses have contributed to negative operating cash flows in each of these three years. We may be required to implement additional restructuring activities in the future, which may require that we exit certain business segments in order to focus on markets we believe are advantageous. Our failure to achieve profitability and positive operating cash flows, and future restructuring activities could have a material adverse affect on our financial condition and results of operations.

We compete with other companies to attract and retain key personnel, and the loss of, or inability to attract, key personnel could have a material adverse effect on our business, financial condition or results of operations.

Our future success depends to a significant extent on the continued service of our key technical, sales and management personnel, and on our ability to continue to attract and retain qualified employees. We depend particularly on highly skilled design, process and test engineers involved in the development of mixed signal products and processes, and on personnel in sales functions. The competition for these employees is intense. Our failure to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations. We have employment agreements with all of our executive officers, including Kirk K. Mandy, President and Chief Executive Officer.

Our stock price is subject to volatility, and significant fluctuations may adversely impact the market price of our common shares.

The market price of our common shares has fluctuated in prior periods, and future market prices could be subject to significant fluctuations due to the following factors:

o general economic and market conditions in response to sequential variances in anticipated or actual operating results of us or our competitors;

o     announcements of new product introductions by us or our competitors;

o     conditions in the semiconductor market;

o     litigation;

o     mergers and acquisitions; and

o     changes in management.

These and other factors may adversely impact the market price of our common shares.

Our customers may cancel and defer orders, which could adversely impact operating results.

We typically sell our products pursuant to purchase orders, which can be either cancelled or deferred on short notice without our customers incurring significant penalties. In the past, customers have cancelled and deferred purchase orders as a result of maintaining excess inventories of our products. We build products based on forecasted customer demand. Any significant cancellations or deferrals in the future could result in our holding excess inventory and could reduce profit margins, increase product obsolescence, and negatively impact our cash flows from operations. Any of these results could have an adverse impact on our business, financial condition, and results of operations.

Our products use technology that may infringe on patent and proprietary rights of third parties. This may expose us to litigation claims, which could be costly and time consuming to evaluate and defend, and we could be prevented from making, using or selling certain of our products.

The semiconductor market has been characterized by extensive litigation regarding patents and other intellectual property rights. As is common in the semiconductor industry, we have been in the past and may in the future be notified of claims that our products are subject to patents or other proprietary rights of third parties. Although we attempt to ensure that our products and processes do not infringe such third-party patents or proprietary rights, claims may be raised against us. We periodically negotiate with third parties to establish patent license or cross-license agreements. We cannot guarantee that these negotiations will result in obtaining a license on satisfactory terms or at all. Furthermore, license agreements with third parties may not include all intellectual property rights that may be issued to or owned by the licensors and thus future disputes with these companies are possible. Consequently, even if we do settle intellectual property disputes through a license, litigation could still result. Any litigation or interference proceedings could result in substantial expense and significant diversion of effort by our technical and managerial personnel. If we are unsuccessful in defending against such claims, we could be prevented from making, using or selling certain of our products, and we may be subject to damage assessments. All of these factors could have a material adverse effect on our business, financial condition and results of operations.

We depend on our ability to protect our intellectual property, and failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Our success and future revenue growth depends, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our proprietary technologies and processes. We have been issued many patents, principally in the United States and the United Kingdom. Claims allowed on any of our patents may not be sufficiently broad to protect our technology. We have also filed many patent applications principally in the United States, the United Kingdom, and China. Our existing and future patents may be challenged, invalidated or circumvented. Furthermore, our patents may not provide us with a competitive advantage. If our patents fail to protect our technology, our competitors may benefit by offering similar products to customers.

We enter into confidentiality agreements with our employees and strategic partners and control access to and distribution of our product documentation and other proprietary information. Despite these precautions, a third party could copy or otherwise obtain and use our products, services or technology without authorization. It could also develop similar technology independently, or design around our patents. In addition, certain foreign countries have limited or no copyright, trademark and trade secret protection. We have entered into agreements with some of our customers, which give these customers the right to use our proprietary technology if we default on our contractual obligations under the agreement. In addition, we often incorporate the intellectual property of our strategic customers into our design, and we have certain obligations limiting the use and disclosure of this intellectual property. Although we have taken steps to protect the intellectual property of ourselves and our customers, we cannot guarantee that we will be successful in doing so. Failure to protect our intellectual property could have a material adverse effect on our business, financial condition and results of operations.

There are risks inherent in our international operations, which may have a material adverse effect on our business, financial condition and results of operations.

Approximately 78% of our sales in Fiscal 2005 were derived from sales in markets outside the United States and 74% outside North America. We expect sales from foreign markets to continue to represent a significant portion of total sales in the foreseeable future. We operate three manufacturing facilities as well as sales and technical support service centers in Europe and Asia. Certain risks are inherent in international operations, including the following:

o     exposure to currency exchange rate fluctuations;

o     political and economic instability;

o     unexpected changes in regulatory requirements;

o     the burden of compliance with foreign laws;

o     import and export restrictions;

o     difficulties in staffing and managing operations;

o     difficulties in collecting receivables; and

o     potentially adverse tax consequences.

The above factors could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to foreign currency exchange rate fluctuations. Changes in currency exchange rates and in the financial standings of the institutions that are counterparties to our financial instruments could have a material adverse effect on our business, financial condition and results of operations.

On March 29, 2003, we changed our functional currency to the U.S. dollar. However, a portion of our costs of sales and other expenses are denominated in British pounds sterling, Swedish kronor, Canadian dollars, and several other currencies. As such, our results of operations are subject to the effects of exchange rate fluctuations of those currencies relative to the U.S. dollar. To protect against foreign exchange rate fluctuations, we use financial instruments, principally foreign exchange option and forward contracts, to manage foreign currency exposure. Specifically, we endeavor to hedge our estimated net foreign currency cash requirements, principally local payroll costs and other significant transactions, over the ensuing 12 months. These contracts reduce, but do not eliminate, the effect of foreign currency exchange rate fluctuations.

Several major financial institutions are counterparties to our financial instruments. We monitor the financial standing of the counterparties and limit the amount of our exposure to any one institution. If the counterparties to these contracts do not perform their contractual obligations, we may be exposed to a credit loss. We do not have significant credit risk in our accounts receivable due to the diverse areas covered by our operations. We also have credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. Our anticipated bad debt loss has been provided for in our allowance for doubtful accounts.

If we fail to guard against currency and credit risks in the future, this could have a material adverse effect on our business, financial condition and results of operations.

Our business could be disrupted if we are unable to successfully integrate any businesses, technologies, product lines or services that we acquire in the future.

We may make strategic acquisitions and investments or enter into joint ventures or strategic alliances with other companies in the future. Such transactions entail many risks, including the following:

o inability to successfully integrate the acquired companies' personnel and businesses;

o inability to realize anticipated synergies, economies of scale or other value associated with the transactions;

o     diversion  of  management's   attention  and  disruption  of  our  ongoing
      business;

o     inability to retain key technical and managerial personnel;

o inability to establish and maintain uniform standards controls, procedures and policies;

o assumption of unknown liabilities or other unanticipated events or circumstances; and

o strained relationships with employees and customers as a result of the integration of new personnel.

In addition, future acquisitions or investments may require us to issue additional equity or debt securities or obtain loans. Failure to avoid these or other risks associated with such acquisitions or investments could have a material adverse effect on our business, financial condition and results of operations.

We are subject to environmental regulations, which impose restrictions surrounding the use, disposal and storage of hazardous substances. Our failure to comply with present or future environmental regulations could result in future liabilities and could have a material adverse effect on our business, financial condition and results of operations.

We are subject to a variety of federal, state and local laws, rules and regulations related to the discharge or disposal of toxic, volatile or other hazardous chemicals used in our manufacturing process. We believe that we have complied with these laws, rules and regulations in all material respects, and to date have not been required to take any action to correct any noncompliance. However, the failure to comply with present or future regulations could result in fines being imposed, suspension of production or a cessation of operations. Such regulations could require that we acquire significant equipment or incur substantial other expenses to comply with environmental regulations. If we fail to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous substances, we could be subject to future liabilities. This could have a material adverse effect on our business, financial condition and results of operations.

Item 4 Information on the Company

A. History and development of the company

The legal and commercial name of the Company is Zarlink Semiconductor Inc.

Zarlink was incorporated in Canada in 1971 and continued under the Canada Business Corporations Act in 1976. The registered office and the executive offices are located at 400 March Road, Ottawa, Ontario, Canada K2K 3H4. The main telephone number is (613) 592-0200. The Company trades under the symbol "ZL" on the New York Stock Exchange and The Toronto Stock Exchange. Our website address is www.zarlink.com.

B. Business overview

Zarlink designs and manufactures semiconductors primarily for the communications and health care industries. For more than 30 years, Zarlink Semiconductor has delivered Integrated Circuits (ICs) that enhance the capabilities of equipment used in voice, enterprise, broadband and wireless communications networks. ICs are silicon chips, known as semiconductors, etched with interconnected electronic components that process information. Our success depends primarily on our ability to design high-value ICs that solve complex problems for customers.

Zarlink's operations are comprised of three reportable business segments, which are the primary target markets for its products - Network Communications, Consumer Communications, and Ultra Low-Power Communications.

Network   Communications:   Zarlink's  Network  Communications  products  target
communications carriers, service providers and cable companies that are transitioning from traditional circuit-switched to a packet-based network infrastructure. Our expertise in network switching, timing and synchronization, packet processing, IP (Internet Protocol)/Ethernet switching, voice processing and optoelectronics helps customers navigate the complexity of converging networks.

Consumer Communications: With a deep knowledge of technology trends and international standards, this group is focused on delivering complete, standards-compliant silicon solutions - comprised of ICs, production-ready reference designs and software drivers - for satellite, terrestrial and cable DTV (digital television) products, including set-top boxes (STBs) and integrated DTVs (iDTVs).

Ultra Low-Power (ULP) Communications: Building on its experience in customized ICs for cardiac pacemakers and hearing aids, this unit is focused on designing high-performance, highly integrated, mixed-signal and analog silicon chips, which consume the lowest power, for medical and industrial applications.

Each of these markets is experiencing economic growth and varying rates of technological change that we believe will provide revenue growth opportunities for the Company. The increased requirements of end users, coupled with new opportunities, should drive long-term demand for network communications equipment and infrastructure. The deregulation of telecommunications services in many parts of the world has resulted in increased competition and demand for new services. In addition, the increasing penetration of telephone service in emerging countries is a strong driver for wired and wireless communications. The principal customers for Zarlink's semiconductors are:

o Network Communications: customer premise, network communications and data communications equipment manufacturers;

o Consumer Communications: original equipment manufacturers of consumer electronics products; and

o     Ultra   Low-Power   Communications:    medical   and   industrial   device
      manufacturers.

Business Strategy

Zarlink's strategy is to exploit the following major industry developments:

o     Extended  transition  to  "pure  IP"  (Internet   Protocol)-based   packet
      networks;

o Increasing demand for Quality of Service (QoS) functionality driven by the convergence of time-sensitive voice and multimedia traffic on packet-based networks;

o Increasing need for analog and mixed-signal IC technologies in high-speed applications;

o     Growth in the digital television market; and

o Increasing use of ultra low-power microelectronics in a wide variety of healthcare and industrial applications.

The key elements of Zarlink's business strategy are:

o Providing compelling products for network, consumer, and ultra low-power communications;

o Focusing on microelectronic solutions to integrate high quality voice in packet-based networks; and

o Combining and exploiting our ultra low-power, analog and mixed-signal design skills for the healthcare and industrial markets.

We believe that Zarlink is well positioned to implement its business strategy because of our ability to design high-value integrated circuits that solve complex problems for customers. In Network Communications, we design ICs that groom, condition and manage voice and data traffic in the access and edge portions of the network, as well as optoelectronic devices for high-performance optical networks. In Consumer Communications, we have a strong position in Radio Frequency (RF) technology for digital TV applications. Our ultra low-power design capability will enable us to design next-generation ICs for next-generation medical devices that offer short-range wireless communication functionality, as well as new industrial applications. See "Item 4B Business Overview -Products and Customers."

Industry

The global communications industry is characterized by rapid structural change and economic growth caused by technological innovation, economic factors, and changes in government policies that encourage competition and choice. Further, the communications industry is driven by customer demand for real-time access to information, and the need for lower-cost and more effective networking equipment. These factors, in turn, are driving networking convergence, the growth in mobile communications, and high-bandwidth access technologies. The evidence for these changes includes the impact of the Internet, deregulation, optical networking technology, convergence, broadband connectivity, home entertainment, wireless and mobile communications, and demand by enterprises for cost-effective, multi-functional networks and applications.

The impact of the above factors, particularly customer demand for increasingly complex networks, resulted in a rapid expansion by networking equipment companies in the mid- to late 1990's and the first half of calendar 2000. This helped fuel the growth of component suppliers, including Zarlink Semiconductor. By the end of 2000, however, the general economy began to slow down and capital markets retrenched. With this, network capital spending plans were reduced across the market, resulting in swelled inventories held by equipment manufacturers, distributors, and component suppliers, that far exceeded immediate requirements. This downturn - the most severe to hit the semiconductor industry in decades - continued through calendar years 2001 and 2002 across the communications industry. Many communications semiconductor companies, including Zarlink, announced inventory write-downs and restructurings to reduce operating costs during this prolonged downturn.

We believe that the long-term opportunities for communications semiconductors are significant. The most important trend in the network communications industry is the long-term transition to "pure IP" global packet networks. This trend involves the gradual convergence of three distinct network types: traditional circuit-switched telephone networks, packet-switched data networks, and mobile communications networks.

Traditional telephone networks, which comprise the bulk of the existing telecommunications infrastructure, are based on Time Division Multiplex (TDM) technology. TDM is a time-interleaving technique that, by combining many streams of voice, data and video traffic, substantially increases the volume of traffic that can be transported over copper, coaxial or fiber optic cable.

In order to achieve cost savings, improve network efficiency, and introduce new revenue-generating services, network operators are gradually building out lower-cost packet-switched Ethernet and IP networks, and using them to carry all types of traffic.

We believe that while the transition to pure-IP networks is gaining speed, the industry is currently in the early stages of convergence, during which these three types of networks will co-exist and must be interconnected. Packet-switched networks were not originally designed to carry time-sensitive information such as voice traffic. This transition presents exciting opportunities for Zarlink. Our experience in voice and real-time traffic, network timing, and international standards ensures that customers can use our ICs in the converged network environment.

We believe that the evolution to packet-based networks and services is a long-term demand driver. We anticipate significant industry growth in wired, wireless and optical networks in the enterprise and access portions of the network. New services will be provided over existing infrastructure and content-rich applications will drive the need for more bandwidth and the technologies that provide it. For example, consumer demand for entertainment services, such as digital and high-definition TV, will fuel the growth of set-top boxes in the home. In addition, an increasingly mobile population will sustain the demand for new wireless services.

Communications technology is now becoming pervasive in many other applications. For example, healthcare applications are emerging that combine ultra low-power technology with RF technology for medical telemetry and diagnostic applications. The technology that Zarlink has developed for pacemaker and hearing aid products, coupled with our radio transmission technology for wireless products, uniquely positions us in the emerging ultra low-power communications market.

Products and Customers

Zarlink's integrated circuits are microelectronic components that offer high levels of feature integration, low-power consumption, and the reduced physical space required for the design of advanced systems. These ICs provide features and control functions for a wide variety of electronic products and systems. Our semiconductor products are primarily non-commodity, specialized products that are proprietary in design and used by multiple customers.

Zarlink's products are mostly Application Specific Standard Products (ASSPs), which are proprietary products designed to meet the specific requirements of a class of customers. These products are generally based on an original design, sell primarily on function and performance, and typically remain as a key component in the end product for the duration of its life cycle. Accordingly, once designed into a customer's product, our products become an integral part of that product and are difficult to replace, since replacement requires some degree of system redesign.

Network Communications segment revenue accounted for 47%, 54% and 60% of the Company's total revenue from continuing operations in Fiscal 2005, 2004, and 2003, respectively. Consumer Communications segment revenue accounted for 35%, 28% and 25% of the Company's total revenue from continuing operations in Fiscal 2005, 2004, and 2003, respectively. Ultra Low-Power Communications segment revenue accounted for 18%, 18% and 15% in each respective year.

We have a diverse and established base of over 400 customers in a wide spectrum of end markets, including leading manufacturers in the telecommunications, data communications, and healthcare sectors. In Fiscal 2005, Zarlink had revenues from two independent distributors (the Memec Group of Companies and New Brightness), which exceeded 10% of total sales. Worldwide sales to these distributors in Fiscal 2005 amounted to $57.8 and $22.8, respectively, representing 27% and 11% respectively, of sales from continuing operations. In Fiscal 2004 and Fiscal 2003 we had revenues from one independent distributor (the Memec Group of Companies), which exceeded 10% of our total sales. Sales to this distributor amounted to $46.1, or 23% of sales in Fiscal 2004 and $39.0, or 20% of sales in Fiscal 2003. The increased sales to these distributors resulted in part from consolidating sales previously made directly to end customers and the consolidation of independent distributors.

Network Communications Segment

In the Network Communications market, Zarlink specializes in microelectronic solutions for broadband connectivity over wired and optical media. The product line enables voice and data convergence for high-speed Internet systems, switching systems, and subscriber access systems.

TDM/TSI Switching

Zarlink research shows we are the market leader in time division multiplex/time slot interface (TDM/TSI) switching, with the industry's most comprehensive portfolio of low-, mid-, and high-density switching platforms that boost the capabilities and simplify the design of wired and wireless networking equipment.

Around the world, there is continuing demand for TDM/TSI switches that support both traditional circuit-switched equipment and increasing demand for packet and IP-based communications equipment for the converged network. For example, Central Office and Soft Switches at the core of the network require high-density TDM devices to handle escalating traffic volumes. IP-private branch exchanges
(PBXs), media gateways, voice over-IP (VoIP) equipment and wireless base stations that must seamlessly transfer voice, data and multimedia services between circuit-switched and packet-based networks also require new classes of highly flexible TDM/TSI switches.

Timing and Synchronization

Timing and synchronization is a critical function that ensures accurate performance, quality and service reliability in all types of networks - circuit-switched, packet-switched, wireless and optical. To achieve reliable and error-free voice and data connections, customers use our timing devices on line cards and timing cards in a wide range of networking equipment, from high-capacity routers, switches and digital subscriber line access managers (DSLAMs) to media gateways and PBXs. Our products consist of a broad portfolio of:

o     Digital phase locked loop (PLL) devices for T1/E1 equipment;

o Digital PLLs and high-speed, low-jitter analog PLL devices for SONET/SDH applications;

o Timing modules for Optical line cards and timing cards in synchronous optical network and SONET equipment; and

o     Timing over Packet (ToP) for packet based networks.

Packet Switching

As users migrate to IP, networks must increasingly carry time sensitive multi-media traffic such as voice and video alongside high-speed multimedia applications such as VoIP and streaming video. Ensuring higher-quality services over Ethernet packet networks now requires improved networking equipment capable of efficiently prioritizing and processing high volumes of time-sensitive voice and multimedia traffic while supporting different classes of services. Zarlink's Ethernet switches are based on an architecture that integrates industry-leading QoS and traffic management features to ensure voice, multimedia and control traffic are appropriately prioritized during periods of network congestion.

Packet Processing

Carriers and enterprise customers are migrating from circuit-switched to packet-based networks. During this period of transition, which is marked by the co-existence of different network types, a critical technology challenge is emerging - the requirement to cost-effectively transport existing, revenue-generating TDM-based circuit-switched services over the new packet infrastructure.

Zarlink has met this need by developing specialized integrated circuits, called (circuit emulation services over packet (CESoP) processors that convert TDM circuits into Ethernet, IP or MPLS packet payloads. With our CESoP processors, carriers can lower their costs by transporting revenue-generating legacy services over an efficient packet infrastructure, with the same high quality.

We offer low- to high-capacity CESoP packet processors capable of transparently "tunneling" up to 32 T1/E1 streams of TDM traffic with carrier-grade quality over many types of packet network.

Customers are already designing Zarlink's CESoP technology into wireless backhaul systems, integrated access devices (IADs), and Ethernet passive optical networks (PONs), and exploring their potential in broadband wireless access networks.

Voice Processing

Compared to circuit-switched wired networks, time-sensitive voice traffic transported over wireless and packet networks is subject to greater signal delay, which can result in echoes and poor voice quality. The increasing popularity of wireless and packet networks is driving the need for highly integrated, flexible and programmable voice echo cancellers (VECs) that help ensure carrier- or toll-quality voice.

We have designed a range of multi-channel VECs that provide significant price, density, and performance advantages compared to VEC modules or products based on software-intensive digital signal processors (DSPs). Our VECs have passed rigorous performance and qualification tests with leading international service providers, and fully comply with the industry standards.

Our voice and acoustic echo cancellers range from low-density 2- to 32-channel devices, to high-density 288-channel solutions. These products are used in customer premise and networking equipment, including wireless base stations, T1/E1 echo cancellation pools, and IP desktop phones and IP-PBXs.

We are continuing to invest in our voice processing technology and intend to introduce new devices, based on high levels of voice processing capabilities and programmability that will help deliver the industry's highest voice quality and meet rigorous performance standards.

Other Network Communications Products

We offer a wide range of devices used in telephones and telephone networking equipment, including: Single- and multi-port, feature-rich T1/E1/J1 transceiver/framer products that meet international standards exchange and subscriber solutions, including silicon and hybrid subscriber line integrated circuits (SLICs), digital subscriber interfaces, data access arrangements
(DAAs), dual tone multifrequency (DTMF) receivers and transceivers, central office interface circuits (COICs), calling number identification circuits (CNICs), coder/decoder ICs, and integrated digital phone ICs.

Optical Communications

Many optoelectronic applications on the market have unique needs that complicate product development. Building on decades of experience in designing and manufacturing optoelectronic products, we have developed over the last several years a significant competitive differentiator - the ability to customize a wide range of standardized transmitters, receivers and modules. Our vertically integrated, in-house capabilities - from device design and wafer manufacturing, to packaging, module assembly and testing - allows us to tailor a wide range of optical devices and modules to meet a customer's exact requirements, saving the customer costs and design effort. Our end-to-end custom capabilities have made us an established custom and semi-custom volume supplier with a diversified product portfolio for commercial and industrial communications systems, military, avionics and security systems, and telecommunications applications.

Our products are used in commercial and industrial communications systems, from closed circuit TV to medical sensors. For the military and security market, we offer transmitters, receivers and bi-directional devices that meet strict requirements for reliability and temperature. Within the communications market, our optical solutions are used in a wide variety of equipment that requires detailed standards-based performance.

Consumer Communications Segment

Digital Television

In the fast-paced world of digital TV, manufacturers face intense pressures - short design cycles, seasonal markets, and continual cost reductions. With years of experience in developing tuner and decoding technology for leading companies, coupled with a deep knowledge of market trends and international standards, Zarlink is well positioned to succeed in the digital television industry.

We offer a wide range of highly integrated, high-performance tuners and low-power demodulators that perform what is called the RF "front-end" function: tuning, scanning, decoding, and demodulating incoming digital TV signals. These devices are used in digital satellite, terrestrial and cable STBs and integrated digital TVs (iDTVs) manufactured for different standards in Asia, Europe and North America. Our portfolio of RF front-end solutions is comprised of:

o     Satellite and multi-band tuners;

o     Coded orthogonal  frequency division  multiplex (COFDM),  quaternary phase
      shift  keying  (QPSK),   and   quadrature   amplitude   modulation   (QAM)
      demodulators for terrestrial, satellite and cable DTV applications;

o     Up/down signal converters with integrated PLL; and

o     Power-splitter and automatic gain control (AGC) amplifiers.

Our terrestrial, satellite and cable ICs are supported by production-ready blueprints, known as Reference Designs, which manufacturers can use to reduce system development time. Our Reference Designs are complete, proven, low-cost bill-of-material (BoM) solutions available as board-level evaluation systems, with full documentation and application software.

Digital Cellular Telephony

Zarlink offers both RF and mixed-signal, transmitter/receiver components for time-division multiple access (TDMA) cellular handsets. These ICs deliver a high level of integration and performance, and are used in cell phones sold into diverse geographic markets.

Ultra Low-Power Communications Segment

The foundation of our Ultra Low-Power Communications business unit is the design of ICs used in medical products. With over 30 years of experience, Zarlink is a major supplier of mixed-signal CMOS Application Specific Integrated Circuits (ASICs), DSPs and coder/decoders (CODECs), primarily for cardiac pacemakers and hearing aids. Our expertise in designing ultra low-power and highly reliable ICs enables us to fabricate devices that meet the rigorous standards set by healthcare equipment makers, including high performance and exceptionally long battery life.

The demand for ICs that operate at extremely low power is now emerging as a key technology driver in medical, consumer and industrial applications, and this is creating a market requirement for ultra low-power mixed-signal analog and short range wireless communications chips. We are now combining our ultra low-power, audio processing and RF design skills to design new product platforms for advanced medical and industrial products.

A key element of our strategy is to develop high performance, highly integrated devices that combine ultra low power and short-range wireless capabilities. These products may be used in medical applications, such as pacemakers, defibrillators, neurostimulators, camera capsules, blood glucose sensors and industrial applications, such as wireless electronic shelf labels and others where ultra low-power consumption is a valued requirement.

Business Segments and Principal Markets

Our revenue by business segments was distributed as follows:

(in millions of U.S. dollars)                    2005        2004         2003
                                               --------    --------    --------

Network Communications                         $  101.2    $  107.1    $  115.8
Consumer Communications                            75.1        55.6        49.1
Ultra Low-Power Communications                     37.9        35.8        28.9
                                               --------    --------    --------
Total                                          $  214.2    $  198.5    $  193.8
                                               ========    ========    ========

Our revenue based on the geographic location of customers was distributed as follows:

(in millions of U.S. dollars)      2005       % of Total     2004       % of Total     2003       % of Total
                                 -------      ----------   -------      ----------   -------      ----------
Asia Pacific                     $  91.3          43%      $  80.7          40%      $  75.5          39%
Europe                              64.0          29          59.4          30          62.5          32
United States                       46.7          22          45.2          23          39.6          20
Canada                               8.4           4           9.1           5          11.2           6
Other Regions                        3.8           2           4.1           2           5.0           3
                                 -------         ---       -------         ---       -------         ---
Total                            $ 214.2         100%      $ 198.5         100%      $ 193.8         100%
                                 =======         ===       =======         ===       =======         ===

For the years ended March 25, 2005 and March 26, 2004, our revenue was not impacted by the net movement in exchange rates as we changed our functional currency to the U.S. dollar at the end of Fiscal 2003. For the year ended March 28, 2003, the net movement in exchange rates from Fiscal 2002 favorably impacted total revenue from continuing operations by 5% or $8.9.

Sales, Marketing and Distribution

The principal customers for Zarlink's semiconductors are customer premise, network communication and healthcare equipment manufacturers. Our products are also marketed to data communications suppliers as the integration of computing and communications networking continues.

We sell through both direct and indirect channels of distribution. Factors affecting the choice of channel include, among others, end-customer type, the stage of product introduction, geographic presence and location of markets, and volume levels. Our products are sold in over 40 countries through local Zarlink sales offices and our distributor network. Our strategic account program focuses on the development of business with the key customers in all the market segments we serve.

We believe that long-term revenue growth will be supported by various factors that drive demand for communications equipment and infrastructure [See "Business
- Overview" and "- Industry"]. The requirement for basic telephone service in emerging countries is also a strong driver for both wireless and wired communications, which supports demand for our telephony ICs.

An important element of Zarlink's ability to compete is the expertise of our applications groups, which are located in the United Kingdom, the United States, Canada, Singapore, and other locations in Asia and Europe, to serve customers in regional markets. The applications groups assist original equipment manufacturers (OEMs) in designing their products using our components. Because of this approach, we have a strong record of understanding our customer's needs and their applications and therefore being able to provide complete solutions. This is a critical element in obtaining design wins. The design win cycle starts when Zarlink and/or our representatives identify a need for one of our standard communications products in a customer's equipment design. Once a Zarlink product is selected for a design, we are generally assured of supplying that product until the design is no longer manufactured.

Asia/Pacific

The Asia/Pacific area is a major and growing geographical market for Zarlink's products, with China, Korea, Japan, Taiwan and Malaysia representing the largest markets by country. We also sell ICs in Australia, Hong Kong, Thailand, New Zealand, Singapore, the Philippines, India and the Middle East. Zarlink's regional headquarters for Asia/Pacific is in Singapore, and we also have offices in Japan, Taiwan, Korea and China. Over 65% of sales in these areas are achieved through distributors. An important function of the sales offices is to link customers with our applications support groups. The sales offices manage key customer and distributor relationships and opportunities, and ensure the most effective use of applications resources.

Americas

We use both a direct sales team model and distributors model in the Americas Region. The direct sales force includes major account teams that target specific large customers for standard product designs.

Europe

Historically, sales in Europe have been made primarily through our direct sales channel, particularly in our Ultra Low-Power business. Distributors play an important role in the European region, accounting for approximately 35% of sales in this area. We maintain technically qualified sales teams across the entire region and support them with a team of applications engineers.

Competition

Competition in the semiconductor market is intense, from both established companies and new entrants. Rapid technological change, ever-increasing functionality due to integration, a focus on price and performance, and evolving standards characterize the markets for Zarlink's products. Competition is based principally on design and system expertise, customer relationships, service and support. With our focus on proprietary designs and intellectual property, and our sales and application support network, we believe that our company is structured to compete effectively.

Within the Network Communications segment, PMC-Sierra, Inc., Agere Systems, Inc., Infineon Technologies AG, Integrated Device Technology, Inc., Silicon Laboratories, Inc., Semtech Corporation, and Broadcom Corporation are the Company's main global competitors. We believe that Zarlink competes favorably based on our extensive intellectual property rights for proprietary ASIC designs, and our proven ability to meet regulatory and industry standards.

Within the Consumer Communications segment, Philips International BV, Broadcom, Conexant, Maxim Integrated Products, Inc., ST Microelectronics, Inc., and Microtune Inc. are Zarlink's main global competitors. In this market, we believe Zarlink competes favorably with products designed on its high-speed bipolar, SiGe BiCMOS and standard CMOS technologies.

In the Ultra Low-Power Communications segment, Zarlink competes mainly with American Microsystems, Inc., Microsemi Inc., Chipcon AS, Xemics S.A., and system OEMs and smaller ASIC design houses. Zarlink sells to most of the top healthcare OEMs worldwide. We believe that Zarlink has a competitive advantage based on our world-class ultra low-power design skills, application knowledge, and intellectual property, in conjunction with our comprehensive and certified quality system and long experience with key customers in the highly regulated healthcare device industry.

Manufacturing

The selection of manufacturing sites or suppliers is dependent on the type of semiconductor to be manufactured and the required process and technology.

Approximately 90% of our products are sourced from five independent foundries that supply the necessary wafers and process technologies. Of these independent foundries, we have wafer supply agreements with three of them, which expire at various times from Fiscal 2006 to 2007. Our remaining products are manufactured at the Company's own facilities.

Our silicon foundry is located in Swindon in the United Kingdom. The Swindon facility uses bipolar technology. IC probe and finished goods testing is done at our facilities in Ottawa, Canada and in Swindon and Plymouth in the United Kingdom. Optoelectronic components and modules are produced at the Jarfalla, Sweden facility using gallium arsenide and indium phosphide processes. Hybrid assembly and testing is performed in Caldicot, United Kingdom.

Our silicon foundry in Swindon also serves customers in the United States and Europe by performing sub-contract manufacturing of silicon wafers.

Our semiconductor and optoelectronic manufacturing facilities and their quality management systems are certified to the strict standards established by the International Organization for Standardization.

Proprietary Rights

We own many patents and have made numerous applications for patents relating to communications and semiconductor and optoelectronic technologies. We believe that the ownership of patents is an important factor in exploiting associated inventions and provides protection for our patentable technology in the areas referred to above.

The "ZARLINK" trademark and the Zarlink corporate logo are registered in Canada and pending registration in the United States, and have been registered in certain other countries where we conduct business. Most of our other trademarks are registered or applications for registration have been filed in various countries where management has determined such registration to be advisable. We believe that our trademarks are valuable and generally support applications for registration of marks in countries where the assessment of potential business related to the sale of products or services associated with such marks justifies such action.

We also own other intellectual property rights for which registration has not been pursued. In addition to applying for statutory protection for certain intellectual property rights, we take various measures to protect such rights, including maintaining internal security programs and requiring certain nondisclosure and other provisions in contracts.

As is the case with many companies doing business in the telecommunications industry, from time to time we obtain licenses from third parties relating to technology for our products and processes. We do not consider any of our current licenses to be material to our business, financial condition or results of operations.

Seasonality

Certain of our business segments are subject to seasonal fluctuations in revenue. However, given the diversity of our revenue base, we do not believe that seasonality has a material impact on our business, financial condition, or results of operations. Given our limited visibility in technology end markets, it is difficult to predict the extent to which seasonality will impact us in the future.

Government Regulations

The research and development, manufacture and marketing of our products are subject to regulation by U.S., Canadian and foreign governmental authorities and agencies. Such agencies regulate the testing, manufacturing, safety and promotion of our products. These regulations may materially impact our business, financial condition or results of operations.

C. Organizational structure

The following subsidiaries are 100% owned, directly or indirectly, by Zarlink Semiconductor Inc.

Name                                       Country of Incorporation or Residence
--------------------------------------     -------------------------------------

Zarlink Semiconductor (U.S.) Inc.          U.S.A.
Zarlink Semiconductor V.N. Inc.            U.S.A.
Zarlink Semiconductor Limited              United Kingdom
Zarlink Semiconductor Holdings Ltd.        United Kingdom
Zarlink Semiconductor AB                   Sweden
Zarlink Semiconductor SA                   France
Zarlink Semiconductor France SA            France
Zarlink Semiconductor GmbH                 Germany
Zarlink Semiconductor XIC B.V.             Netherlands
Zarlink Semiconductor (Asia) Pte. Ltd.     Singapore
Zarlink Semiconductor Japan KK             Japan
Zarlink Semiconductor (Barbados) Ltd.      Barbados

D. Property, plants and equipment

The Company owns one facility in Swindon, United Kingdom totaling 168,000 square feet (sf) used for wafer fabrication, design, sales and administration. The Company also owns a 333,000 sf facility in Jarfalla, Sweden, that is used for semiconductor manufacturing, R&D and administration, of which 56,000 sf is sub-leased.

The Company occupies 210,000 sf of leased space in Ottawa, Canada. The Ottawa leased space consists of two interconnected buildings used for design, sales, administration, and integrated circuit design and testing. Approximately 66,000 sf of the space is sub-let to seven tenants with sub-lease periods expiring from April 2006 to December 2010.

The Company occupies 49,000 sf of leased space in Portskewett, Wales, United Kingdom that is used for hybrid modules, manufacturing and administration.

The Company also leases and operates 20 regional facilities, totaling 160,000 sf, primarily dedicated to design and sales. A geographical breakdown of these facilities is as follows: four locations in the United States totaling 40,000 sf, of which 9,000 sf is sub-leased; six locations in the United Kingdom totaling 102,000 sf, of which 28,000 sf is sub-leased; three locations in Europe totaling 6,000 sf (France, Germany and the Netherlands); and, seven locations in the Asia/Pacific region totaling 12,000 sf.

Management believes the Company's facilities are adequate for its business needs for the foreseeable future.

Item 5 Operating and Financial Review and Prospects

Critical Accounting Estimates

Our consolidated financial statements are based on the selection and application of accounting policies, some of which require us to make estimates and assumptions. We believe that the following are some of the more critical judgment areas in the application of accounting policies that currently affect our financial condition and results of operations.

In general, any changes in estimates or assumptions relating to revenue recognition, provisions for inventory, and provisions for restructuring are directly reflected in the results of our reportable operating segments. Changes in estimates or assumptions pertaining to income tax asset valuations are not reflected in our reportable operating segments, but are reflected on a consolidated basis.

We have discussed the application of these critical accounting estimates with the Audit Committee of the Company's Board of Directors and with the full Board of Directors. This review is conducted annually.

Revenue Recognition

We recognize revenue from the sale of semiconductor products, which are primarily non-commodity, specialized products that are proprietary in design and used by multiple customers. Customer acceptance provisions for performance requirements are generally based on seller-specified criteria, and are demonstrated prior to shipment.

We generate revenue through both direct sales and sales to distributors, of which distributor sales accounted for approximately 54%, 48%, and 48% of our sales in Fiscal 2005, 2004, and 2003, respectively.

In accordance with Securities  Exchange  Commission  Staff  Accounting  Bulletin
(SAB) No. 101, Revenue Recognition in Financial Statements, and SAB No. 104, Revenue Recognition, we recognize product revenue through direct sales and sales to distributors when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) transfer of title has occurred, (iii) the price to the customer is fixed or determinable, and (iv) collection of the resulting receivable is reasonably assured.

In addition, we have agreements with distributors that cover two sales programs, specifically ship and debit claims, which relate to pricing adjustments based upon distributor resale, and stock rotation claims, which relate to certain stock return rights earned against sales. We accrue for these programs as a reduction of revenue at the time of shipment. In estimating our sales provisions, we examine historical sales returns as a percentage of distributor revenue for the preceding two fiscal years, considering trends particularly in recent months. We also consider other known factors, including estimated inventory held by our distributors, in estimating our sales provisions. We recognize revenue at the time of shipment in accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists, because of the following:

i) The price to the buyer is substantially fixed or determinable at the date of sale;
ii) The distributor is obligated to pay us, and the obligation is not contingent on resale of the product;
iii) The distributor's obligation to us would not be changed in the event of theft or physical destruction or damage of the product;
iv)   The distributor has economic substance apart from that provided by us;
v) We do not have significant obligations for future performance to directly bring about resale of the product by the distributor; and
vi)   The amount of future returns can be reasonably estimated.

In estimating our sales provisions, we are required to estimate future sales returns. If actual sales returns or pricing adjustments exceed our estimates, we could be required to record additional reductions to revenue.

Inventory

Inventories are valued at the lower of average cost and net realizable value for work-in-process and finished goods, and lower of average cost and current replacement cost for raw materials. The cost of inventories includes material, labor and manufacturing overhead. We periodically compare our inventory levels to revenue forecasts for the future twelve months on a part-by-part basis. Inventory on hand in excess of our estimated twelve-month demand is further evaluated against other considerations to determine any required charge for obsolescence. The other factors we consider include forecasted demand in relation to inventory on hand, the competition facing our products, market conditions, and our product life cycles. If estimated demand is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to write down additional inventory, which would negatively impact gross margin. If we sell inventory that has been written off in prior periods, we will record revenue without an offsetting charge to cost of revenue, which would favorably impact our gross margin.

Restructuring

We have undertaken, and may in the future undertake, restructuring initiatives, which have required the development of formalized plans for exiting certain activities. All restructuring charges have been accounted for in accordance with Emerging Issues Task Force Issue No. 94-3 (EITF 94-3), Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring), and Statement of Financial Accounting Standards No. 146 (SFAS 146), Accounting for Costs Associated with Exit or Disposal Activities, depending on the time of the restructuring activity. These activities require estimation of the cost and timing of expenses for severance, idle facility, and other restructuring costs. In estimating severance costs, we are required to estimate the timing and amount of future payments. In estimating idle facility costs, we are required to estimate future lease operating costs, the amount of sublease revenue that we expect to receive, and the expected discount rate. Given the significance, complexity and the timing of the execution of such activities, we periodically reassess the assumptions used and estimates made upon initial recognition of the costs. Although we do not anticipate significant changes, actual costs may differ from these estimates.

Income Taxes

We are subject to income taxes in Canada, Sweden, the United Kingdom, the United States and numerous other foreign jurisdictions. Our effective tax rate is based on pre-tax income, statutory tax rates and available tax planning strategies. In determining net income, significant judgment is required in determining the effective tax rate, in evaluating the tax position and in the recoverability of deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenues and expenses. We have recorded a valuation allowance on our deferred tax assets, and recorded only deferred tax assets that can be applied against income in taxable jurisdictions or applied against deferred tax liabilities that will reverse in the future. In establishing the appropriate valuation allowance for tax loss carry-forwards and investment tax credits, it is necessary to consider all available evidence, both positive and negative.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

Long-Lived Assets

We evaluate the recoverability of property, plant and equipment in accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset groupings may not be recoverable. In assessing the impairment, we compare projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful life against their carrying amounts. If projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on expected discounted cash flows. In assessing impairment, we are required to estimate projected future cash flows, expected useful lives of assets, and discount rates. Changes in the estimates and assumptions used could materially affect the results of our evaluation.

Foreign Currency Translation

Since the third quarter of Fiscal 2002, we have presented our financial statements in U.S. dollars. Effective March 29, 2003, the beginning of Fiscal 2004, as a result of our increased economic activities denominated in U.S. dollars, the U.S. dollar became the functional currency across all of our operations. Prior to that date, we measured the parent company's financial statements in Canadian dollars and our subsidiaries' financial statements in their respective local currencies.

Prior to March 29, 2003, we measured the financial statements of the foreign subsidiaries using the local currency as the functional currency. We translated all balance sheet amounts using the exchange rates in effect at the applicable period end and income statement amounts using the weighted average exchange rates for the applicable period. We reported gains and losses resulting from the changes in exchange rates from year to year as a separate component of other comprehensive loss included in Shareholders' Equity.

Since we adopted the U.S. dollar as our functional currency on March 29, 2003, we have remeasured the carrying value of monetary balances denominated in currencies other than U.S. dollars at the balance sheet date rates of exchange. The gains or losses resulting from the remeasurement of these amounts have been reflected in earnings in the respective periods. We have measured non-monetary items and any related depreciation and amortization of such items at the rates of exchange in effect when the assets were acquired or obligations incurred. We have translated all other income and expense items at the average rates prevailing during the period the transactions occurred.

Recently Issued Accounting Pronouncements

In December 2004 the Financial Accounting Standards Board (FASB) published a revision to Statement of Financial Accounting Standards No. 123 (SFAS 123R), Share-Based Payments. The revision requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value. Under the new standard, companies will not be able to account for share-based payments using the intrinsic method in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees. In April 2005 the Securities and Exchange Commission (SEC) approved a rule delaying the effective date of the revisions to SFAS 123R for public companies to the first annual period beginning after June 15, 2005. We have not yet determined which fair-value method or transitional provision we will follow.

In November 2004 the FASB issued SFAS No. 151, Inventory Costs. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. We are currently evaluating the impact of SFAS 151 on our financial statements.

A. Operating results

You should read this Item 5.A. in combination with the accompanying audited consolidated financial statements prepared in accordance with United States generally accepted accounting principles (GAAP).

Business Overview

For almost 30 years, we have delivered the integrated circuit (IC) building blocks that drive the capabilities of voice, enterprise, broadband and wireless communications. We believe that our success is built on our technology strengths encompassing voice and data networks, and consumer and ultra low-power communications. We segment our business as Network Communications, Consumer Communications and Ultra Low-Power Communications.

The following discussion and analysis explains trends in our financial condition and results of operations for the fiscal year ended March 25, 2005, compared with the two previous fiscal years. This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results.

Results of Operations

                                                           2005       2004       2003
                                                        ---------  ---------  ---------
Consolidated revenue:                                   $   214.2  $   198.5  $   193.8
   Network Communications                                   101.2      107.1      115.8
   Consumer Communications                                   75.1       55.6       49.1
   Ultra Low-Power Communications                            37.9       35.8       28.9

Operating income (loss) from continuing operations:         (21.1)     (45.3)     (41.7)
   Network Communications                                    (6.8)     (19.7)     (18.1)
   Consumer Communications                                  (19.3)     (24.1)     (23.0)
   Ultra Low-Power Communications                           (10.9)      (1.7)      (4.5)
   Unallocated gains and recoveries                          15.9        0.2        3.9

Loss from continuing operations                             (20.8)     (39.8)     (60.3)
Net loss                                                    (20.8)     (38.6)     (57.9)
Net loss per common share from
   continuing operations - basic and diluted                 (0.18)     (0.33)     (0.49)
Net loss per common share - basic and diluted                (0.18)     (0.32)     (0.47)

Weighted average common shares outstanding - millions       127.3      127.3      127.1

Our Fiscal 2005 revenue increased by $15.7, or 8%, from Fiscal 2004. Our revenue growth was due to higher sales volumes in our Consumer Communications segment, principally in the tuner and demodulator markets, partially offset by decreased sales volumes in our Network Communications segment. The market continues to pose challenges as semiconductor sales volumes continue to be affected by reduced spending in the enterprise and network markets impacting the semiconductor industry.

Our Fiscal 2004 revenue increased by $4.7, or 2%, from Fiscal 2003. The increase in revenue was due to higher sales volumes in our Consumer Communications segment, principally in the tuners and demodulators markets, and in the audiologic component market within our Ultra Low-Power Communications segment, partially offset by decreased sales volumes in our Network Communications segment.

In Fiscal 2005 we recorded a loss from continuing operations of $20.8, or $0.18 per share. This compares to a loss from continuing operations of $39.8, or $0.33 per share, in Fiscal 2004. Despite revenue increasing during Fiscal 2005, our gross margin percentage decreased due mainly to a change in product mix during the year and an inventory obsolescence charge of $2.9 in the fourth quarter, primarily related to the write down of products in our Consumer Communications segment. In addition, we recorded severance costs of $11.9 in the fourth quarter as we reduced our headcount in all areas, of which $2.5 was included in cost of revenues, $2.3 was included in Research and Development (R&D) expenses, and $7.1 was included in Selling and Administration (S&A) expenses. We also recorded $4.0 of asset impairment and other restructuring costs in the fourth quarter. Operating results were favorably impacted by a gain on sale of business of $15.9 resulting from payments received on a note receivable.

In Fiscal 2004 we recorded a loss from continuing operations of $39.8, or $0.33 per share. The Fiscal 2004 loss was primarily a result of lower revenue due to reduced spending by our customers in our Network Communications segment, as well as restructuring costs incurred as a result of the industry downturn. During the year we recorded severance costs of $7.0 as we reduced our headcount in all areas. In addition, the loss included $11.1 of asset impairment and other restructuring costs.

In Fiscal 2003 we recorded a loss from continuing operations of $60.3, or $0.49 per share. The Fiscal 2003 loss included an $11.5 non-cash write-down of our investment in Mitel Networks Corporation and the $6.6 impact of settling a defined benefit pension plan in the United Kingdom. We also incurred $5.1 of mainly non-cash foreign exchange charges, principally related to holding significant U.S. dollar cash balances in the Canadian parent company. These charges were partially offset by reductions in accruals related to prior years' exit activities amounting to $5.0, a cash settlement gain of $3.7 on the early termination of a lease by a tenant, and a recovery of stock compensation expense of $1.4.

Network Communications Segment

                                          2005         2004         2003
                                        --------     --------     --------

      Revenue                           $  101.2     $  107.1     $  115.8
                                        ========     ========     ========
      As a % of total revenue                 47%          54%          60%

      Operating loss                    $   (6.8)    $  (19.7)    $  (18.1)
                                        ========     ========     ========

Revenue for Fiscal 2005 totaled  $101.2,  down 6% from $107.1 in Fiscal 2004 and
13% from $115.8 in Fiscal 2003. Revenue continued to be adversely affected by customer and channel inventory adjustments, a trend that began during Fiscal 2001 and continued through Fiscal 2005. Revenue declines in both Fiscal 2005 and Fiscal 2004 resulted primarily from decreased sales volumes of our legacy products.

The segment's operating loss improved to $6.8 in Fiscal 2005 from an operating loss of $19.7 in Fiscal 2004 and an operating loss of $18.1 in Fiscal 2003, while including $5.9 of severance costs in the fourth quarter of Fiscal 2005 and $4.1 in Fiscal 2004. The Fiscal 2005 improvement was due mainly to cost savings, predominantly in the R&D area, resulting from Fiscal 2004 restructuring activities. The segment reduced its R&D headcount by approximately 100 employees in Fiscal 2004, and salary and material related expenditures decreased in Fiscal 2005 accordingly. In addition, the operating loss in Fiscal 2004 included $6.8 of asset impairments and other restructuring costs, as compared to costs of $1.3 in the fourth quarter of Fiscal 2005. These improvements were partially offset by lower margins resulting from the revenue decline.

The segment's operating loss in Fiscal 2004 increased slightly from Fiscal 2003 due to the asset impairment, severance, and other restructuring costs discussed above, partially offset by cost savings, predominantly in the R&D area.

Consumer Communications Segment

                                             2005        2004        2003
                                           -------     -------     -------

      Revenue                              $  75.1     $  55.6     $  49.1
                                           =======     =======     =======
      As a % of total revenue                   35%         28%         25%

      Operating loss                       $ (19.3)    $ (24.1)    $ (23.0)
                                           =======     =======     =======

Revenue for Fiscal 2005 totaled $75.1, up 35% from $55.6 in Fiscal 2004 and 53% from $49.1 in Fiscal 2003. The Fiscal 2005 revenue increase resulted primarily from increased shipments of our tuners and demodulators, which accounted for 47% of the increase, partially offset by lower sales volumes of the segment's legacy products, which accounted for a revenue decrease of approximately 9%. Fiscal 2004 revenue increased by 13% from Fiscal 2003 due primarily to increased shipments of tuners and demodulators, which accounted for 26% of the increase, partially offset by decreased sales volumes of the segment's specialty products which accounted for a revenue decrease of 12%.

The consumer market is generally characterized by high volumes and rapid technology change. As a result, there is a customer expectation for reductions in selling prices on products, particularly once the new technologies are accepted, or as additional product suppliers enter the markets. We have experienced this decline in selling prices, while at the same time have experienced a substantial increase in the volume demand for our tuners and demodulators in Fiscal 2005. Consistent with the market in general, we have attempted to control the impact of these price reductions on our gross margin through manufacturing process and pricing synergies, or with the introduction of cost reduced versions of certain products, which help maintain relatively consistent margins across the segment.

The segment's operating loss totaled $19.3 in Fiscal 2005, down from an operating loss of $24.1 in Fiscal 2004 and $23.0 in Fiscal 2003. The decrease in operating loss from Fiscal 2004 to Fiscal 2005 was driven primarily by increased revenues, partially offset by an inventory obsolescence charge of $2.9 in the fourth quarter. In addition,

Fiscal 2004 included asset impairment costs of $3.4 as compared to costs of $2.5 in the fourth quarter of Fiscal 2005. The segment also benefited from cost savings resulting from the Fiscal 2004 restructuring activities. These improvements were partially offset by an increase in severance expense, as severance costs were $4.2 in the fourth quarter of Fiscal 2005 as compared to $2.3 in Fiscal 2004.

The increase in operating loss from Fiscal 2003 to Fiscal 2004 was due in part to the asset impairment and severance costs discussed above, partially offset by increases in revenue.

Ultra Low-Power Communications Segment

                                             2005        2004       2003
                                           -------     -------     -------

      Revenue:                             $  37.9     $  35.8     $  28.9
                                           =======     =======     =======
      As a % of total revenue                   18%         18%         15%

      Operating income (loss)              $ (10.9)    $  (1.7)    $  (4.5)
                                           =======     =======     =======

Fiscal 2005 Ultra Low-Power Communications sales of $37.9 were up 6% from $35.8 in Fiscal 2004 and up 31% from $28.9 in Fiscal 2003. Fiscal 2005 revenue increased primarily due to improved shipments of the segment's wireless products, which represented approximately 17%, of the increase, partially offset by lower sales volumes of our audiologic products. Fiscal 2004 revenue increased from Fiscal 2003 revenue in all of the segment's product lines, with the largest increases attributed to improved shipments of our audiologic and wireless products, which accounted for revenue increases of approximately 13% and 7%, respectively.

The segment's operating loss increased to $10.9 in Fiscal 2005 from an operating loss of $1.7 in Fiscal 2004 and an operating loss of $4.5 in Fiscal 2003. The Fiscal 2005 increase resulted primarily from higher R&D expenses. In addition, despite revenue improvements in Fiscal 2005, margin decreased due to change in product mix within the segment. In addition, the segment incurred severance costs of $1.8 in the fourth quarter of Fiscal 2005 (2004 - $0.6). These impacts were partially offset by lower asset impairment charges in the fourth quarter of Fiscal 2005 of $0.2 (2004 - $0.9).

The Fiscal 2004 improvements as compared to Fiscal 2003 resulted primarily from a more favorable product mix and increased margins, and savings resulting from cost control initiatives. These favorable impacts were partially offset by the severance and asset impairment costs discussed above.

Geographic Revenue

Our revenue based on the geographic location of customers was distributed as follows:

                              2005      % of Total      2004       % of Total     2003       % of Total
                            -------     ----------    -------      ----------   -------      ----------
Asia Pacific                $  91.3          43%      $  80.7          40%      $  75.5          39%
Europe                         64.0          29          59.4          30          62.5          32
United States                  46.7          22          45.2          23          39.6          20
Canada                          8.4           4           9.1           5          11.2           6
Other Regions                   3.8           2           4.1           2           5.0           3
                            -------         ---       -------         ---       -------         ---
Total                       $ 214.2         100%      $ 198.5         100%      $ 193.8         100%
                            =======         ===       =======         ===       =======         ===

For the years ended March 25, 2005 and March 26, 2004, our revenue was not impacted by the net movement in exchange rates as we changed our functional currency to the U.S. dollar at the end of Fiscal 2003. For the year ended March 28, 2003, the net movement in exchange rates from Fiscal 2002 favorably impacted total revenue from continuing operations by 5% or $8.9.

Asia/Pacific

Our revenue in the Asia/Pacific region increased by 13% in Fiscal 2005 compared to Fiscal 2004 and continued to represent the largest geographic segment of customer revenues. Sales in this region improved mainly due to increased volumes of tuners and demodulators shipped within the Consumer Communications segment, which accounted for a revenue increase of approximately 26%. This was partially offset by decreased sales volumes of other products within the Consumer Communications and Network Communications segments, which accounted for revenue declines of approximately 7% and 5%, respectively.

Our revenue in the Asia/Pacific region increased by 7% in Fiscal 2004 compared to Fiscal 2003 due primarily to increased sales volumes within the Consumer Communications segment.

Europe

Our European revenue increased by 8% in Fiscal 2005 from Fiscal 2004 due primarily to higher shipments of wireless products within the Ultra Low-Power Communications segment, which accounted for a revenue increase of approximately 13%, partially offset by lower shipments of legacy products in the Network Communications segment, which accounted for a revenue decrease of approximately 7%.

Our European revenue decreased by 5% in Fiscal 2004 from Fiscal 2003 due primarily to lower sales volumes of our legacy and specialty products within the Network Communications and Consumer Communications segments, which represented approximately 8% and 2%, respectively, of the decrease. These declines were partially offset by sales volume improvements of audiologic products in Ultra Low-Power Communications segment, which accounted for a revenue increase of approximately 4%.

United States

Our revenue in the United States increased by 3% in Fiscal 2005 from Fiscal 2004 primarily due to higher sales volumes of wireless products within the Consumer Communications segment and Foundry product sales, which accounted for revenue increases of approximately 5% and 2%, respectively. These improvements were partially offset by decreased product shipments within the Ultra Low-Power Communications segment, representing a revenue decrease of approximately 5%.

Our revenue in the United States increased by 14% in Fiscal 2004 from Fiscal 2003. The growth was due predominantly to increased shipments of Timing and Time Slot Interchange products within the Network Communications business segment, as well as higher sales volumes of audiologic wireless products in the Ultra Low-Power Communications segment. These increases accounted for approximately 7%, 5%, and 3%, respectively, of the revenue increase.

Canada

Our Canadian revenue decreased by 8% in Fiscal 2005 from Fiscal 2004 due mainly to lower shipments of legacy products within the Network Communications segment and wireless products within the Ultra Low-Power Communications segment, which represented revenue decreases of approximately 6% and 5%, respectively. These declines were partially offset by increased shipments of legacy products within the Consumer Communications segment, which accounted for a revenue increase of approximately 4%.

Our revenue in Canada decreased by 19% in Fiscal 2004 from Fiscal 2003 due primarily to declining sales of products in the Network Communications segment.

Other Regions

Our revenue from other regions decreased by 7% in Fiscal 2005 compared with Fiscal 2004 due mainly to lower shipments of wireless products within our Consumer Communications segment. Fiscal 2004 revenue decreased by 18% from Fiscal 2003. The decrease was driven by lower sales volumes of products within our Network Communications segment, partially offset by higher shipments of wireless products within our Consumer Communications segment.

Gross Margin

                                  2005           2004           2003
                                -------        -------        -------

Gross margin                    $  87.5        $  89.4        $  90.4
As a % of total revenue             41%            45%            47%

Our gross margin as a percentage of revenue was 41% for the year ended March 25, 2005, a decrease from 45% in the previous year. Despite cost reduction activities implemented in the previous year, Fiscal 2005 gross margins were adversely impacted by an inventory obsolescence charge of $2.9 in the fourth quarter related primarily to the write down of products in our Consumer Communications segment. Gross margin also decreased in Fiscal 2005 due in part to a change in product mix within the Ultra-Low-Power Communications segment. In addition, products within our Consumer Communications segment generally have lower margins than products in our other segments, and increased revenues in this segment have resulted in lower overall margins. Gross margin included severance costs of $2.5 in the fourth quarter of Fiscal 2005 (2004 - $1.1) in efforts to reduce our operations costs. Our gross margin in the fourth quarter of Fiscal 2005 also included a charge of $0.3 related to an increase in our warranty provision.

The gross margin declines in Fiscal 2004 compared to Fiscal 2003 were attributable to the increased proportion of Consumer Communications products in the overall mix. These impacts were partially offset by more favorable product mixes in the Ultra Low-Power and Network Communications segments. The improvement was partially offset by severance costs of $1.0 related to cost reductions we undertook within the operations group.

Operating Expenses

Research and Development (R&D)

                                              2005          2004          2003
                                            -------       -------       -------

R&D expenses                                $  65.2       $  75.1       $  87.5
As a % of total revenue                         30%           38%           45%

Our R&D expenses decreased by 13%, or $9.9, in Fiscal 2005 from Fiscal 2004, and by 14%, or $12.4, in Fiscal 2004 from Fiscal 2003. The decrease in Fiscal 2005 resulted primarily from lower salaries and benefits and materials cost savings, primarily in the Network Communications and Consumer Communications business segments, which resulted from the headcount reduction activities we implemented in the previous year. These savings were partially offset by higher expenses on new initiatives in the Ultra Low-Power Communications business segment. The declines in Fiscal 2004 resulted primarily from lower salaries and benefits and other cost savings realized from cost reduction activities implemented.

Fiscal 2005 expense included severance costs of $2.3 resulting from headcount reductions of 69 employees, primarily related to ceasing research and development on our digital video decoder and wireless local area network programs. In Fiscal 2004, we reduced our R&D headcount by 147 employees and incurred severance costs of $2.6. Fiscal 2003 expense included $2.8 in R&D related severance costs related to ceasing product development in the Very high rate Digital Subscriber Line (VDSL) market.

We continue to invest in high-growth areas within the Network Communications, Consumer Communications, and Ultra Low-Power Communications segments.

In the Network Communications business segment, R&D activities focused on the following areas:

o     Network Timing and  Synchronization  - Digital and Analog Phase Lock Loops
      (PLL) solutions for T1/E1 to SONET/SDH equipment requiring accurate and standards driven timing and synchronization;

o Time Division Multiplex (TDM) over Internet Protocol (IP) Processing Solutions - Meeting network convergence with TDM over IP processing solutions for applications requiring Circuit Switched Traffic over Packet Domains;

o Ethernet Switching - Fast Ethernet (FE) to Gigabit Ethernet (GbE) switching for communication backplanes and linecards;

o Voice Processing Solutions - Low, medium and high-density voice echo cancellation solutions meeting G.168 standards for wireless, wired and enterprise segments;

o TDM Switching - Solutions to set new industry standards for channel density, levels of integration, feature sets and power density for enterprise, edge and metro segments;

o Receivers and transmitters for single mode fiber (SMF) targeting the access network as well as industrial applications where customization is required; and

o Parallel optical modules for high speed short reach applications using multi mode fiber (MMF).

In the Consumer Communications business segment, R&D activities focused on the following area:

o Providing tuner, demodulator and peripheral chips for satellite, cable and terrestrial digital set-top boxes, integrated digital televisions and adapter boxes.

In the Ultra Low-Power Communications business segment, R&D activities focused on semiconductor solutions and technologies where ultra low power consumption is an important differentiating feature, including:

o Surge protection ASSPs used in implantable pacemakers and defibrillators for cardiac rhythm management;

o High performance custom Coder/Decoders (CODECs) chips for major hearing aid companies;

o Ultra low-power integrated circuits supporting short-range wireless communications for industrial applications such as electronic shelf labels and radio frequency tagging, and healthcare applications such as implantable devices, swallowable camera capsules, and personal area communications devices; and

o     High performance, ultra low-power audio data converter ASSPs, intended for
      use  in  digital   microphones,   for  high  growth   communications   and
      entertainment applications.

Selling and Administrative (S&A)

                                               2005          2004          2003
                                             -------       -------       -------

  S&A expenses                               $  55.3       $  48.7       $  48.5
  As a % of total revenue                        26%           25%           25%

Our S&A expenses in Fiscal 2005 of $55.3 increased by 14% or $6.7 as compared to Fiscal 2004. In the fourth quarter of Fiscal 2005 we incurred $7.1 of severance charges as we reduced our headcount in senior management, sales and other administrative functions. These headcount reductions impacted employees in Canada, the U.S., Sweden and other geographic regions. Expenses also increased in Fiscal 2005 due to higher corporate governance costs. These increases were partially offset by savings realized from cost reduction activities in prior years. S&A expenses in Fiscal 2004 included $3.3 of severance charges within the sales, marketing, and other administrative functions in France, Canada and various other geographic regions. During Fiscal 2003, we implemented cost reduction strategies within the sales and marketing organizations and various general administration functions across all geographic regions, which resulted in severance costs of $3.0.

Stock Compensation Expense

We record stock compensation expense arising from certain stock options subjected to option exchange programs and from stock options awarded to former employees. In prior years, we also recorded stock compensation expense and recovery arising from retention conditions associated with the stock awarded to certain employees of Vertex Networks, Inc. (Vertex), which was acquired in July 2000. During Fiscal 2005, we recorded stock compensation expense of $0.1, as compared to a stock compensation expense of $0.2 in Fiscal 2004 and a recovery of $1.4 in Fiscal 2003. The stock compensation expense in Fiscal 2004 and Fiscal 2005 represented the amortization of the fair value of stock options awarded to a former employee, and was recorded as a component of S&A expense. The stock compensation recovery in Fiscal 2003 consisted of a $1.9 recovery of previously recorded stock compensation expense resulting from the decrease in market price of the underlying common shares in Fiscal 2003, offset by stock compensation expense of $0.5 due to the vesting of restricted stock awarded to employees of Vertex. We were unable to allocate the stock compensation recovery in Fiscal

2003 to our functional areas and business segments as we did not track stock compensation expense and recoveries in this manner prior to Fiscal 2004.

Asset Impairment and Other

During the fourth quarter of Fiscal 2005 we recorded $4.0 of asset impairment and other costs. As a result of the workforce reduction activities implemented during the fiscal year, which are discussed elsewhere in this Item 5, we performed an evaluation of the net realizable value of certain assets. As a result of this evaluation, we recorded an impairment charge of $2.7 related primarily to testing equipment. We also recorded a charge of $1.3 related to excess space under lease contract in the United Kingdom and Canada.

During Fiscal 2004 we recorded $11.1 of asset impairment and other restructuring costs. As a result of a review of the ongoing usage of our testing equipment and enterprise resource planning system, we recorded an impairment charge on fixed assets of $6.1. We also performed a review of our patent portfolio and recorded a charge on other assets of $4.1, as it was no longer possible to reasonably forecast significant cash flows expected to be saved or generated related to these assets. In addition, we recorded a charge of $0.6 related to excess space under lease contract in Canada, and a charge of $0.3 related to impairment on software design tools.

Loss (Recovery) on Sale of Business

On March 28, 2002, we sold our wafer fabrication facility in Plymouth, U.K., as well as certain intellectual property and related foundry businesses to companies controlled by X-FAB Semiconductor Foundries AG (X-FAB) of Erfurt, Germany for $30.0, represented by $12.0 in cash on closing and a note of $18.0 repayable over three years. At the time of the sale, the gain on sale was deferred and netted against the carrying value of the note receivable. We recognize the gain as payments are received on the note receivable.

Based upon the terms of the Plymouth Foundry sale agreement with X-FAB, payment of the note receivable was scheduled to occur in two installments of $10.0 and $8.0. During Fiscal 2005, X-FAB exercised its option to make early payments on the note, paying the $10.0 installment in full and $6.0 of the $8.0 installment. As a result of the early payments, the note receivable was discounted by $0.1 and we recognized a gain on sale of business of $15.9. The remaining installment was received on March 30, 2005, and accordingly we will recognize a gain on sale of business of $1.9 in the first quarter of Fiscal 2006.

On February 22, 2002, we sold our foundry facility in Bromont, Quebec, and related business to DALSA Semiconductor Inc. (DALSA) for $16.9. Under the agreement, we received $13.0 in cash from DALSA and retained a 19.9% investment in the Bromont foundry, which was subsequently sold in Fiscal 2003. Both parties also signed a three-year agreement to ensure continuity of supply for our products manufactured at Bromont, which was subsequently extended until Fiscal 2007. There is no minimum unit volume purchase requirement under the agreement. Approximately 250 of our employees affiliated with the Bromont operation were transferred to DALSA as part of the agreement.

In Fiscal 2003, we recorded a reversal of $2.5 related to the reduction of certain provisions accrued at the time of the Bromont and Plymouth foundry sales in Fiscal 2002. The excess provision was reversed as a result of a reduction in the remaining costs to separate the businesses and to settle claims. In Fiscal 2004, the remaining provision of $0.2 was reversed as we did not expect to incur any further costs related to the foundry sales.

Other Income

                                                       2005      2004      2003
                                                      ------    ------    ------

  Interest income                                     $  1.1    $  1.3    $  3.0
  Gain on sale of long-term investments                  --        0.6       0.7
  Lease settlement with tenant                           --        --        3.7
                                                      --------------------------
                                                      $  1.1    $  1.9    $  7.4
                                                      ==========================

Our interest income was $1.1 for the year ended March 25, 2005 as compared to $1.3 in Fiscal 2004 and $3.0 in Fiscal 2003. The year over year decreases from Fiscal 2003 to Fiscal 2005 were due to lower average cash, cash equivalent and short-term investment balances on hand and to lower interest rates.

During Fiscal 2004 we sold our investment in a privately held company for cash proceeds of $0.6. The investment had a carrying value of $nil, resulting in a gain on sale of $0.6 during Fiscal 2004.

In Fiscal 2003 we sold our investment in DALSA for cash proceeds of $4.2 and recorded a gain on sale of $0.7. We also negotiated the settlement of a long-term lease contract with a tenant at our Sweden plant and recorded a recovery of $3.7 in connection with the cash proceeds from the lease settlement.

Other Expense

                                                   2005      2004        2003
                                                  ------    -------    -------

  Foreign exchange loss                           $  1.3    $   1.0    $   5.6
  Impairment of long-term investments                --         --        11.5
  Pension plan settlement                            --         --         6.6
  Other                                              --         --         0.2
                                                  ----------------------------
                                                  $  1.3    $   1.0    $  23.9
                                                  ============================

Our foreign exchange losses in Fiscal 2005 were $1.3 (2004 -$1.0; 2003 -$5.6). In Fiscal 2004 and Fiscal 2005, we recorded net losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, and according to month-end market rates. During Fiscal 2003 earnings decreased by $5.1 due to the foreign exchange revaluation of short-term investments held in currencies other than the functional currency of the parent company. Other foreign exchange losses were $0.5 in Fiscal 2003.

In Fiscal 2003 we recorded an $11.5 non-cash write-down of our investment in Mitel Networks Corporation (Mitel), as a result of our ongoing assessment of financial information and ongoing challenges in the enterprise communications market. For additional information you should read our policy on Investments in Private Companies, included in Critical Accounting Policies and Significant Estimates in our Form 10-K for the year ended March 28, 2003. During Fiscal 2003 we also recorded a charge of $6.6 related to the settlement of our U.K. defined benefit pension plan.

Income Taxes

Our effective tax rate is based on pre-tax income, statutory tax rates and tax planning strategies available to us in the various jurisdictions in which we operate. In determining net income, significant judgment is required in determining our effective tax rate, in evaluating our tax position and in determining the recoverability of deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenues and expenses. We establish reserves when, despite our belief that our tax return positions are supportable, we believe that these positions may be challenged. We adjust these reserves as warranted by changing facts and circumstances. Although we believe our estimates are reasonable, the final outcome of these matters may differ from what is reflected in our historical income tax provisions and accruals.

A number of years may elapse before a particular matter for which we have established a reserve is audited and finally resolved. The number of years for which we have audits that are open varies depending on the tax jurisdiction. While it is often difficult to predict the final outcome or the timing of the resolution, we believe that our reserves reflect the probable outcome of known tax contingencies. Favorable resolutions will be recognized as a reduction of its tax expense in the year of resolution. Unfavorable resolutions will be recognized as a reduction to our reserves, a cash outlay for settlement and a possible increase to our annual tax provision. Such differences could have a material impact on the income tax provision and operating results in the period in which such determination is made.

Our income tax recovery for Fiscal 2005 was $0.5, compared with an income tax recovery of $5.5 for Fiscal 2004 and an expense of $1.1 for Fiscal 2003. The tax recovery in Fiscal 2005 was due primarily to recoveries on refunds we received during the year. In addition, we changed our estimates of future tax recoveries and probable outcomes on historical tax filings based on settlement of audits, passage of time, and tax losses accumulated during our most recent fiscal years. The tax recovery in Fiscal 2004 was due primarily to tax recoveries on current year losses, tax refunds received, and changes in estimates of future tax recoveries and probable outcomes on historical tax filings based on settlement of audits, passage of time, and tax losses accumulated. The tax expense in Fiscal 2003 was mainly comprised of Canadian income and capital taxes.

During the year we recorded tax refunds in excess of our original provision estimates in our domestic operations and received tax refunds in our foreign operations. These amounts were booked as tax recoveries during the year. The refunds account for $1.8 of the income tax recovery.

Based on our periodic review throughout the year, we determined that an adjustment was required to our income tax provision and deferred tax asset balances. These adjustments were based upon an overall assessment of the settlements of past audits, passage of time in certain jurisdictions, and tax losses incurred in our domestic operations. Based upon this assessment, we recorded an income tax recovery of $3.9 related to the adjustment of these income tax accruals. In addition, based upon consideration of recent losses, and our expectation of future use of investment tax credits in Canada, we recorded a deferred income tax expense of $4.7 related to an increase in the valuation allowance on our investment tax credits, resulting in a net income tax expense of $0.8 booked during the year.

The remaining $0.5 expense relates to income taxes payable in our domestic and foreign operations.

In Fiscal 2005, our effective tax rate was a recovery of 3%. This rate was lower than the 35% domestic tax rate due to unrecorded temporary differences and losses incurred during the year net of the recoveries discussed above. In Fiscal 2004, our effective tax rate was a recovery of 12%. This rate was lower than the 35% domestic tax rate due to unrecorded temporary differences and losses incurred during the year net of recoveries related to tax refunds received in excess of provision estimates in both domestic and foreign operations. Our effective tax rate was an expense of 2% in Fiscal 2003. This tax rate was lower than the 35% domestic tax rate due to unrecorded temporary differences and losses incurred during the year.

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable income and uncertainties relating to future taxable income in the periods in which the deferred tax assets are deductible, we have established a valuation allowance at the end of Fiscal 2005 of $191.7 (2004 - $176.8). The increase in the valuation allowance relates mainly to losses incurred, partially offset by temporary differences in our domestic and foreign operations.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

Discontinued Operations

Communications Systems Business (Systems)

During Fiscal 2001, we concluded the sale of our Systems business to Dr. Terence
H. Matthews for net proceeds of $196.7, after adjustments, in exchange for selling a 90% ownership interest in our communications systems business and most of our real property in Ottawa, Canada. During Fiscal 2004 we recorded an adjustment of $1.2 related to a tax recovery on discontinued operations, resulting from our revision of estimates based on the closure of audit years in certain foreign jurisdictions. During Fiscal 2003 we recorded a recovery of $2.4 related to the reversal of excess provisions based upon remaining costs to settle claims.

Net Loss

We recorded a net loss of $20.8, or $0.18 per share in Fiscal 2005. This compares to a net loss of $38.6, or $0.32 per share, in Fiscal 2004, and a net loss of $57.9, or $0.47 per share in Fiscal 2003.

The net losses in all three fiscal years were attributable primarily to low revenue caused by the prolonged downturn in the semiconductor industry. In addition, declining gross margin impacted the net losses in all three years, in addition to severance costs, asset impairments and other restructuring charges discussed elsewhere in Item 5. The Fiscal 2005 net loss was reduced by a gain on sale of business resulting from payments received on a note receivable. The net loss in Fiscal 2003 included non-operating charges described and included in other expense.

Backlog

Our 90-day backlog as at March 25, 2005 was $30.7 (2004 - $38.7). Generally, manufacturing lead times for semiconductor products are longer than one quarter because of the nature of the production process. However, as orders are sometimes booked and shipped within the same fiscal quarter (often referred to as "turns"), order backlog is not necessarily indicative of a sales outlook for the quarter or year. Backlog decreased from the prior year due to decreased bookings across all of our business segments.

Operating and Financial Review and Prospects - Canadian Supplement

(in millions of U.S. dollars, except per share amounts, and in accordance with Canadian GAAP)

You should read the following Operating and Financial Review and Prospects - Canadian Supplement (Canadian Supplement) in conjunction with our Operating and Financial Review and Prospects included elsewhere in this Annual Report on Form 20-F. You should also read the Canadian Supplement in conjunction with the audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP included elsewhere in this Annual Report on Form 20-F and the audited consolidated financial statements and notes thereto prepared in accordance with Canadian generally accepted accounting principles (Canadian
GAAP) included elsewhere in this document and in our Annual Information Form for the year ended March 25, 2005.

Results of Operations

                                                                                                   Years Ended
                                                                                    -------------------------------------------
                                                                                     March 25,       March 26,       March 28,
                                                                                       2005            2004            2003
                                                                                     ------------------------------------------
Loss from continuing operations before income taxes - U.S. GAAP                      $  (21.3)       $  (45.3)       $  (59.2)
                                                                                     ==========================================

Loss from continuing operations before income taxes - CDN GAAP                       $  (44.6)       $  (48.7)       $  (66.9)
                                                                                     ==========================================

Loss from continuing operations - U.S. GAAP                                          $  (20.8)       $  (39.8)       $  (60.3)
                                                                                     ==========================================

Loss from continuing operations - CDN GAAP                                           $  (38.6)       $  (39.5)       $  (67.6)
                                                                                     ==========================================

Loss per common share from continuing operations - U.S. GAAP                         $   (0.18)      $   (0.33)      $   (0.49)
                                                                                     ==========================================

Loss per common share from continuing operations - CDN GAAP                          $   (0.32)      $   (0.33)      $   (0.55)
                                                                                     ==========================================

Net loss - U.S. GAAP                                                                 $  (20.8)       $  (38.6)       $  (57.9)
                                                                                     ==========================================

Net loss - CDN GAAP                                                                  $  (38.6)       $  (38.3)       $  (65.2)
                                                                                     ==========================================

Net loss per common share - U.S. GAAP                                                $   (0.18)      $   (0.32)      $   (0.47)
                                                                                     ==========================================

Net loss per common share  - CDN GAAP                                                $   (0.32)      $   (0.32)      $   (0.53)
                                                                                     ==========================================

The difference in loss from continuing operations between U.S. and Canadian GAAP was principally due to differences in the method used to record a gain on sale of a business, the treatment of stock compensation expense, the treatment of imputed interest income and foreign exchange gains and losses on the valuation of long-term note receivable, and the method used to record an impairment charge for long-lived and intangible assets in previous years.

Under U.S. GAAP, a gain on sale of business of $15.9 was recorded in Fiscal 2005 as a result of payments received on the note receivable from X-FAB. Under Canadian GAAP, the gain was recognized in Fiscal 2002 at the time of the sale of the business. As a result of this difference in the treatment of the sale of the business, Zarlink's net loss under U.S. GAAP was $15.9 lower than the net loss under Canadian GAAP (2004 - no difference; 2003 - no difference).

For the year ended March 25, 2005, Canadian GAAP stock compensation expense was $1.8 (2004 - $0.3) higher than the U.S. GAAP expense due to differences in our policy to account for employee stock options. Under Canadian GAAP, we expense stock-based awards granted to employees using the fair value method. Under U.S. GAAP, we account for employee stock options using the intrinsic value method. Prior to Fiscal 2004, we did not record stock compensation expense under Canadian GAAP. During Fiscal 2003, we recorded a stock compensation recovery of $1.4 under U.S. GAAP. As a result, our loss from operations and net loss under Canadian GAAP as compared to U.S. GAAP was higher by $1.4.

The Canadian GAAP other income was higher than the corresponding U.S. GAAP amount due to differences in the treatment of imputed interest income and foreign exchange gains and losses on the valuation of a long-term note receivable. Under Canadian GAAP, we have recorded these amounts in our earnings, as compared to under U.S. GAAP, where they have been deferred and netted against the value of the note receivable. The difference in accounting resulted in a higher other income under Canadian GAAP by $0.7 for the year ended March 26, 2004 (2004 - $1.4; 2003 - higher expense by $0.5)

The  Canadian  GAAP  loss  from  continuing   operations  was  higher  than  the
corresponding U.S. GAAP amounts due to differences in the net book values of certain tangible and intangible assets resulting from different methods used to determine fair values resulting from their impairment. The different net book values of tangible and intangible assets resulted in a higher depreciation and amortization expense under Canadian GAAP by $0.8 for the year ended March 25, 2005 (2004 - $0.8; 2003 - $3.7).

Differences may also arise between Canadian and U.S. GAAP where income tax expense is calculated using substantively enacted income tax rates and from different movements in recorded Canadian and U.S. GAAP timing differences. Under U.S. GAAP, income tax expense is calculated using only enacted tax rates. For the year ended March 25, 2005, there were no differences in Canadian GAAP income tax recovery (2004 - no difference; 2003 - income tax expense higher by $2.0). The difference in Fiscal 2003 was due to timing differences resulting from differences in the net book values of certain long-lived assets.

Under  Canadian  GAAP,  investment  tax  credits are  deducted  from the related research and development expense. Under U.S. GAAP, investment tax credits are included in income tax expense. As a result of these differences in presentation, our operating loss and income tax recovery under Canadian GAAP was higher by $5.3 during Fiscal 2005 (2004 - $3.5). The Canadian GAAP operating loss was higher and income tax expense was lower by $2.0 during Fiscal 2003.

Under Canadian GAAP, capital taxes are included in operating income. Under U.S. GAAP, capital taxes are included in income tax expense. As a result of these differences in presentation, our operating loss and income tax recovery under Canadian GAAP was higher by $0.2 during Fiscal 2005 (2004 - $0.2). Our operating loss was higher and income tax expense was lower under Canadian GAAP by $0.4 during Fiscal 2003.

Under Canadian GAAP, proposed legislation in Canada has been introduced which will extend the carry-forward period by 3 years for losses incurred after the Company's 2003 fiscal year. Once enacted, the federal losses will expire between 2009 and 2015 and the provincial losses will expire in 2015.

In Fiscal 2003, other expense under Canadian GAAP included a gain on the reduction in the net investment of one of the Company's subsidiaries. As a result, the Canadian GAAP loss from continuing operations was lower than the corresponding U.S. GAAP amount by $0.3.

Under Canadian GAAP, unrealized gains and losses on forward contracts identified as hedges may be deferred as long as there is reasonable assurance that the hedge will be effective. Under U.S. GAAP, deferral is allowed for contracts meeting the requirements for cash flow hedging. Prior to the adoption of FAS 133, deferral was allowed only on contracts intended to hedge identifiable firm commitments. The difference in accounting resulted in Canadian GAAP operating loss that was higher than U.S. GAAP operating loss by $nil (2004 - nil; 2003 - higher by $0.7).

B. Liquidity and capital resources

Our principal source of liquidity as at March 25, 2005 was cash, cash equivalents, and short-term investments totaling $59.0. This balance decreased from $81.8 at March 26, 2004. Cash and cash equivalents at March 25, 2005, included in the amount above, were $19.4 (2004 - $27.0).

Operating Activities

Cash used in operating activities during Fiscal 2005 was $29.0 as compared to $20.3 during Fiscal 2004.

Cash flow used in operations before changes in working capital was $20.2 during Fiscal 2005 compared to cash flow used in operations of $12.5 during Fiscal 2004. Our cash flows from operations declined during Fiscal 2005 despite revenue improvements. Lower gross margins as well as severance costs incurred resulted in a higher use of cash flow used in operations during Fiscal 2005. The cost reductions implemented in Fiscal 2005 are expected to generate annualized cash and non-cash savings totaling $20.0 and improve cash flow from operations in Fiscal 2006.

Since March 26, 2004, our working capital, as reflected in the consolidated statements of cash flows, increased by $8.8, mostly due to the following:

o a reduction of payables and accrued liabilities of $4.9 due primarily to a decrease in income taxes payable and payments related to pension and other employee related payables, partially offset by an increase in provisions for exit activities;

o an increase in inventory of $2.4 related primarily to products in the Network Communications business segment; and

o an increase in prepayments of $1.7 due mainly to the timing of payments on software design tool contracts.

Our working capital increased by $7.8 during Fiscal 2004, mostly due to the following:

o a reduction of payables and accrued liabilities of $6.5 due mainly to reductions in income taxes payable and employee related payables resulting from lower salary and bonus related costs during the year;

o an increase in accounts receivable of $2.7 due to the timing of sales and cash receipts during the quarter; and

o an increase in prepaid expenses of $1.6 related primarily to insurance payments;

o partially offset by a reduction in inventory levels of $3.3 caused by our efforts to reduce inventory levels and cycle times.

During Fiscal 2002, we took steps to wind up our defined benefit pension plan in the United Kingdom and replaced it with a defined contribution plan. We made a final payment of $2.3 in Fiscal 2005 after the final adjustments were calculated.

Investing Activities

Cash provided from investing activities was $28.0 for the year ended March 25, 2005 compared to cash provided of $30.9 during Fiscal 2004. The net cash inflow from investing activities during Fiscal 2005 included the following:

o proceeds of $15.9 received as payment against a note receivable from X-FAB;

o     net sales of short-term investments totaling $15.2; and

o     proceeds upon disposal of fixed assets of $0.7;

o partially offset by purchases of fixed assets of $3.8, primarily related to test equipment and improvements to manufacturing facilities.

The net cash inflow from investing activities during Fiscal 2004 primarily resulted from the following:

o     net sales of short-term investments totaling $34.7;

o     proceeds upon disposal of fixed assets of $1.1;

o partially offset by purchases of fixed and other assets totaling $5.5, primarily related to test equipment and continuing improvements to existing information technology resources.

Capital expenditures declined in Fiscal 2005 as compared with Fiscal 2004. We expect Fiscal 2006 capital spending to increase marginally due to anticipated improvements to manufacturing facilities and information technology resources.

Financing Activities

Cash used in financing activities during Fiscal 2005 totaled $6.7. The cash outflow was primarily the result of the following:

o an increase in restricted cash of $3.9, resulting from a pledge of cash under our credit facility to cover outstanding letters of credit;

o     the payment of $2.1 for dividends on the preferred shares; and

o     the repurchase of $0.6 of our redeemable preferred shares.

During Fiscal 2004, cash flows used in financing activities totaled $7.5, primarily resulting from the following:

o an increase in restricted cash of $3.8 resulting from a pledge of cash of $3.3 under our credit facility to cover outstanding letters of credit and the pledge of $0.5 as a security for a custom bond and related credit facilities;

o     the payment of $2.1 for dividends on the preferred shares;

o     the repurchase of $1.2 of our redeemable preferred shares; and

o     the repayment of capital lease liabilities of $0.5.

We are required to pay quarterly dividends on our preferred shares of $0.39 (Cdn$0.50) per share. Subject to foreign exchange rate fluctuations, we expect to pay approximately $2.0 in dividends in Fiscal 2006. We are also required to make reasonable efforts to purchase 22,400 preferred shares in each calendar quarter at a price not exceeding $20.57 (Cdn$25.00) per share plus costs of purchase. If the market price of the shares remains below this price, we expect to repurchase approximately $1.8 of preferred shares in Fiscal 2006.

In addition to our cash, cash equivalents, short-term investment and restricted cash balances, we have a credit facility of $14.1 (U.S.$10.0 and Cdn$5.0) available for letters of credit. As at March 25, 2005, cash and cash equivalents totaling $13.3 were hypothecated under the credit facility to cover outstanding letters of credit, and were reported as restricted cash. Accordingly, we have an unused facility of $0.8 available for letters of credit. The outstanding letters of credit included the following:

o     $11.6 related to the Company's pension plan in Sweden;

o     $1.0 related to the  Company's  Supplementary  Executive  Retirement  Plan
      (SERP) plan; and

o $0.7 to secure certain obligations under a performance guarantee and office lease arrangement.

We have also pledged $0.6 as a security for a custom bond and related credit facilities.

We expect to fully secure our outstanding pension liability in Sweden of $13.5 by December 2005. During Fiscal 2005 we increased our letter of credit related to our pension plan in Sweden by $3.6, with an equivalent increase expected to incur in December 2005, depending on foreign exchange rates at the time. We are required to meet certain covenants, including financial covenants, under the provisions of our credit facility agreements. We are currently in compliance with these covenants, although we cannot be certain that we will be able to either meet these covenants in the future or obtain a waiver from the bank if we do not meet these covenants. This may result in the availability of the credit facility being reduced or restricted. We do not anticipate that this would negatively impact our financial position in a material way.

We believe that our existing cash, cash equivalents, short-term investments, and restricted cash balances, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, preferred share payments, and other cash outflows for the foreseeable future.

C. Research and development, patents, and licenses, etc.

Our R&D programs are primarily directed at developing intellectual property in the areas of IC and optical process development, communications ICs, optoelectronic components, and ultra low-power semiconductors. Zarlink's R&D spending amounted to $65.2 in Fiscal 2005, as compared to $75.1 and $87.5 in Fiscal 2004 and Fiscal 2003, respectively.

Zarlink's process development efforts are focused on mixed-signal processes and yield improvements in bipolar processes. R&D programs include development of intellectual property in the areas of network timing and synchronization functions, packet switching, packet processing, and voice processing functions, and ICs for set-top box and integrated digital televisions, Optoelectronics R&D activity is focused on optical GaAlAs/InP process development, our patented packaging technology for VSR modules, and on laser technology for short and medium range applications.

In addition, research and development efforts are focused on ultra low-power, high reliability solutions for healthcare and industrial applications. We are developing ultra low-power integrated circuits supporting short-range communications for health monitoring and other applications, including in-vivo systems.

Zarlink maintains product design centers in Ottawa, Canada; Jarfalla, Sweden; San Diego and Irvine, California in the United States; Caldicot, Swindon, Lincoln and Borehamwood in the United Kingdom; and Rotterdam in the Netherlands.

Refer also to Item 5A - Operating Results.

D. Trend information

Refer to Item 5A - Operating Results, for a discussion of our most significant recent trends in production, sales and inventory.

E. Off-balance sheet arrangements

Performance Guarantees

Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. We have an outstanding performance guarantee related to a managed services agreement (project agreement) undertaken by the Communications Systems business (Systems), which was sold to companies controlled by Dr. Terence H. Matthews on February 16, 2001 and is now operated as Mitel Networks Corporation (Mitel). We continue to guarantee performance under the project agreement following the sale of the Systems business to Dr. Matthews. The project agreement and performance guarantee extend until July 16, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments we could be required to make under the guarantee at May 27, 2005, was $36.5 (20.0 British pounds sterling), assuming we are unable to secure the completion of the project. We are not aware of any factors that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, we believe that an alternate third-party contractor could be secured to complete the agreement requirements. We have not recorded a liability in our consolidated financial statements associated with this guarantee.

In connection with the sale of the Systems business described  elsewhere in this
Item 5, we provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at March 25, 2005, the taxation years 2000 to

February 16, 2001 are subject to audit by taxation authorities in certain foreign jurisdictions and are therefore still subject to the above noted tax indemnities.

We periodically enter into agreements with customers and suppliers that include limited intellectual property indemnifications that are customary in our industry. These guarantees generally require that we compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to our customers and suppliers. Historically, we have not made any significant indemnification payments under such agreements and no amounts with respect to these indemnification obligations have been accrued in the accompanying consolidated financial statements.

As at March 25, 2005, we have provided security to the financial institution of a subsidiary in the form of a guarantee amounting to $3.0 (1.6 British pounds sterling) in relation to the subsidiary's liabilities for custom and excise duties.

Supply Agreements

We have wafer supply agreements with three independent foundries, which expire from Fiscal 2006 to 2007. Under these agreements, the suppliers are obligated to provide certain quantities of wafers per year. None of the agreements have minimum unit volume purchase requirements.

F. Tabular disclosure of contractual obligations

The following tables provide a summary of the effect on liquidity of our contractual obligations as of March 25, 2005:

                                                                         Payments Due by Period
                                                  ----------------------------------------------------------------------
Contractual Obligations                                          Less than                                     More than
                                                   Total          1 year        1 - 3 years     4 - 5 years     5 years
                                                  ----------------------------------------------------------------------
Long term debt Obligations                        $   0.1         $   --          $   0.1         $  --          $  --
Operating Leases (1)                                 35.8             8.0            11.1            9.5            7.2
Purchase Obligations (2)                             17.4             8.1             9.3            --             --
                                                  -------         -------         -------         ------         ------
Total Contractual Obligations                     $  53.3         $  16.1         $  20.5         $  9.5         $  7.2
                                                  =======         =======         =======         ======         ======

(1)   Operating  lease  commitments   exclude  payments  to  be  received  under
      non-cancelable sublease agreements.

(2) Purchase obligations consist primarily of commitments to purchase design tools and software for use in product development. Wafer purchase commitments have not been included in the above table, as the pricing and timeframe of payment are not fixed, and will vary depending on our manufacturing needs. We do not presently have obligations that exceed expected wafer requirements.

As at March 25, 2005, we had commitments that expire as follows:

                                                                  Less than 1                                  More than
                                                     Total           year        1 - 3 years    4 - 5 years     5 years
                                                    -------       -----------    -----------    -----------    ---------
Letters of Credit (3)                               $  13.3        $  13.1          $  0.2        $   --         $   --
Guarantees (4)                                          0.6            0.6             --             --             --
                                                    -------        -------          ------        ------         ------
Total Commercial Commitments                        $  13.9        $  13.7          $  0.2        $   --         $   --
                                                    =======        =======          ======        ======         ======

(3) Cash and cash equivalents of $13.3 have been hypothecated under our credit facility to cover these letters of credit, as discussed elsewhere in this
      Item 5.

(4) We have pledged $0.6 as a security for a custom bond and related credit facilities, as discussed elsewhere in this Item 5.

G. Safe harbor

Forward-Looking Statements

Certain statements in this Annual Report on Form 20-F constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on current expectations, estimates and projections about the industries in which we operate, our beliefs, and assumptions. Words such as "expect", "anticipate", "intend", "plan", "believe", "seek", "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from results forecast or suggested in such forward-looking statements. Zarlink undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements

Such risks, uncertainties and assumptions include the following: increasing price and product/service competition by foreign and domestic competitors, including new entrants; import protection and regulation; rapid technological developments and changes; the ability to continue to introduce competitive new products on a timely, cost-effective basis; delays in product development; changes in environmental and other domestic and foreign governmental
regulations;   product  mix;   protection  and  validity  of  patent  and  other
intellectual property rights; industry capacity; our ability to attract and retain key employees; exposure to currency exchange rate fluctuations and other factors referenced elsewhere in this Form 20-F.

Item 6 Directors, Senior Management and Employees

A. Directors and senior management

The following table sets forth the name, age and position of each director and executive officer of the Company.

Name                                 Age        Position held since      Positions
Andre Borrel(1)                      68         July 23, 1998            Director

Hubert T. Lacroix(2,3,4)             49         July 21, 1992            Director

J. Spencer Lanthier(2,3)             64         May 14, 2003             Director

Kirk K. Mandy(3,4)                   49         July 23, 1998 (5)        Director, President and Chief Executive
                                                                         Officer

Jules Meunier (1,2)                  49         July 31, 2002            Director

Kari-Pekka Wilska                    57         November 29, 2004        Director

Dennis Roberson (1)                  56         November 11, 2004        Director

Dr. Henry Simon(3,4)                 74         July 21, 1992            Director and Chairman

Kevin Beadle                         37         May 17, 2004             Senior Vice President and General Manager,
                                                                         Consumer Communications

Peter Burke                          54         June 12, 2001            Vice President, Chief Technology Officer

Jeff Crocker                         46         February 21, 2005        Senior Vice President, Worldwide Sales and
                                                                         Marketing

Anthony A.P. Gallagher               51         April 1, 2002            Senior Vice President, Worldwide Operations

Donald G. McIntyre                   57         October, 1998            Senior Vice President Human Resources,
                                                                         General Counsel and Secretary

Scott Milligan                       44         May 19, 2003             Senior Vice President Finance and
                                                                         Chief Financial Officer

Stephen J. Swift                     52         April , 2001             Vice President and General Manager,
                                                                         Ultra Low Power Communications Division

(1)   Member of the Compensation and Human Resources Development Committee

(2) Member of the Audit Committee (established in accordance with the Canada Business Corporations Act)

(3)   Member of the Nominating and Corporate Governance Committee

(4)   Member of the Executive Committee

(5) Board member since July 23, 1998, President and Chief Executive Officer since January 26, 2005

Mr. Andre Borrel has been an independent consultant to the semiconductor industry since 1995. From 1967 to 1994, he served in senior management positions with Motorola, Inc. in Europe and the United States. Mr. Borrel also serves on the Board of Chartered Semiconductor and of Leica Microsystems AG. He is an Officer of the French National Order of Merit, and holds a Master's Degree in Electronics from Ecole Nationale Superieure des Telecommunications in Paris.

Mr. Hubert T. Lacroix has been a consultant to Telemedia Ventures Inc., a private investment company, and Senior Advisor to Stikeman Elliott LLP (law firm) since May 5, 2003. He is also an adjunct professor at the Faculty of Law of Universite de Montreal where he teaches securities and mergers & acquisitions courses. He was Executive Chairman of Telemedia Corporation from February 2000 to May 2003. Prior to that date, he was a partner with McCarthy Tetrault LLP (law firm) since 1984. He is Chairman of the Board and Audit Committee member of SFK Pulp Fund; is a Director of ITS Investments Limited Partnership and is a Director, the Chairman of the Human Resources Committee, and an Audit Committee member of Transcontinental Inc.; he is also a director of Cambior Inc. and a member of its Human Resources and Corporate Governance Committee. In addition, he is a Director of the Montreal General Hospital Foundation; a Trustee of the Martlet Foundation of McGill University and a Director of the Fonds de developpement of College Jean-de-Brebeuf. Mr. Lacroix received his Bachelor of Law degree from McGill University; was admitted to the Quebec Bar in 1977 and holds a Master of Business Administration degree from McGill University.

Mr. J. Spencer Lanthier has been a Management Consultant since his retirement in 1999 from KPMG Canada, where he had a long and distinguished career culminating in the position of Chairman and Chief Executive from 1993 until his retirement. A recipient of the Order of Canada, Mr. Lanthier is currently a member of the board of the TSX Group, Inc., Bank of Canada, Torstar Corporation, Ellis-Don Inc., BCE Emergis Inc., and Gerdau Ameristeel Inc. He is also active with the United Way, The University of Toronto, and serves as Chair of the Wellspring
Cancer Support Organization. Educated at McGill University, Mr. Lanthier received an honorary Doctor of Laws degree from the University of Toronto in 2002.

Mr. Kirk K. Mandy is President and Chief Executive Officer of the Company. He served as Vice-Chairman of Zarlink's Board of Directors from 2001 until his appointment as President and Chief Executive Officer of the Company in February 2005. Over a distinguished career with Mitel Corporation spanning 15 years, Mr. Mandy held increasingly senior roles, culminating in the position of President and CEO from 1998 to 2001. He oversaw Mitel's strategic decision to focus on semiconductors, and the subsequent divestiture of the Business Communications Systems (BCS) division. Mr. Mandy is also a member of the board of Epocal Inc., Mitel Networks Corporation, and Chairman of the Armstrong Monitoring Corporation. He has served on the Board of the Strategic Microelectronics Corporation (SMC), the Canadian Advanced Technology Association (CATA), The
Canadian  Microelectronics  Corp.  (CMC),  The Ottawa  Center for  Research  and
Innovation (OCRI), and Micronet. He is also past Chairman of the Telecommunications Research Center of Ontario (TRIO), past Chairman of the National Research Council's Innovation Forum, and past Co-Chairman of the Ottawa Partnership. Mr. Mandy is a graduate of Algonquin College in Ottawa.

Mr. Jules M. Meunier has been a management consultant since November 2002. He was President and CEO of Proquent Systems Inc. from January to November 2002. Prior to January 2002, over a 20-year career with Nortel Networks Corporation, he helped shape the company's direction as Chief Technical Officer, and held senior positions in wired, wireless, and optical communications, including serving as President of its Wireless Networks division. He is also a Director and member of the Audit Committee of Spectrum Signal Processing, a British Columbia-based firm developing wireless and Voice over Packet equipment. Mr. Meunier holds a Bachelor of Science degree in Mathematics and Computer Science from the University of Ottawa.

Mr. Dennis Roberson was appointed to the Board of Directors on November 11, 2004. Mr. Roberson is Vice Provost, Executive Director and Research Professor with the Illinois Institute of Technology, where he is responsible for providing leadership for a new undergraduate business school focused on entrepreneurship and technology, as well as developing research centers and business ventures in association with public and private sector partners. Prior to June 2003, Mr. Roberson held Vice President and Chief Technical Officer positions with Motorola and NCR Corporation, and, prior to April 1998, held senior executive positions with AT&T and Digital Equipment Corp. Mr. Roberson spent 18 years with IBM in a variety of R&D roles, including director of IBM's labs in Endicott, NY and Burlington, VT. Mr. Roberson also serves on the U.S. FCC's (Federal Communications Commission) Technology Advisory Committee, the Board of Directors for FIRST Robotics, and as a technology advisor to government agencies in Japan and Malaysia. He holds a Bachelor of Science Degree in Physics and Electrical Engineering from Washington State University, and a Master of Science in Electrical Engineering from Stanford University.

Dr. Henry Simon has been Chairperson of the Company's Board of Directors since July 21, 1994. He is a Special Partner of Schroder Ventures Life Sciences Advisers, a venture capital company advising on investments in the life sciences. He joined Schroder Ventures in 1987 to head a venture capital group that developed a life sciences business in the U.K., and was CEO of the life sciences team until 1995. He is also Chairman of Leica Microsystems AG, Director of Gyros AB and Director and Chairman of the Audit Committee of Eyetech Pharmaceuticals. Dr. Simon holds an Electrical Engineering degree from the Institute of Technology in Munich, and a doctorate in Telecommunications from the Royal Institute of Technology in Stockholm.

Mr. Kari-Pekka Wilska was appointed to the Board of Directors on November 29, 2004. Mr. Wilska has been in various management and executive positions with Nokia Corporation the last 32 years. Mr. Wilska's current position until his planned retirement in June 2005 is president of Vertu Ltd., a division of Nokia Corporation. Prior to Vertu, Mr. Wilska was since 1993 Nokia's most senior executive in the Americas, being responsible for all operations in North and South America. Mr Wilska is a member of the board of Spectra Site, Inc. Mr. Wilska holds a Bachelor of Science degree in Radio and Television technology from the Helsinki Institute of Technology. He was recipient of Electronics Engineering Association of Finland's bi-annual EIS award in 1995, received CTIA's President Award 1999 and in 2004 was elected as the engineer of the year by the Finnish Engineers Association.

Mr. Kevin Beadle was appointed Senior Vice President and General Manager, Consumer Communications Division on May 17, 2004. Mr. Beadle served as Product Line Director, Radio Frequency Front-end Solutions, Consumer Communications from September 2002 to May 2004, and as Vice President Sales, Americas from July 2001 to September 2002. Mr. Beadle joined the Company in 2001.

Mr. Peter Burke was appointed Vice President, Chief Technology Officer on June 12, 2001. Mr. Burke served as Vice President, Network Access (renamed Network Communications) from January 2001 to June 2001, Vice President Strategic Marketing from December 1999 to January 2001 and Vice President Product Marketing from February 1998 to December 1999. Mr. Burke joined the Company in 1995.

Mr. Jeff Crocker was appointed Senior Vice President, Worldwide Sales and Marketing on February 21, 2005. Mr. Crocker served as Executive Director, Vice President, Sales and Marketing of Opciel Technologies from 2001 to 2004. Prior to 2001, Mr. Crocker served in several positions with the Company including Managing Director of Mitel Semiconductor (Asia) Pte. Ltd. from 1993 to 2001. Mr. Crocker joined the Company in 1981.

Mr. Anthony Gallagher was appointed Senior Vice President, Worldwide Operations on April 1, 2002. Mr. Gallagher served as Vice President Worldwide Operations from October 2000 to March 2002, Vice President, Europe from April 1999 until September 2000 and Finance Director from October 1992 to March 1999. Mr. Gallagher joined the Company in 1992.

Mr. Donald McIntyre was appointed Senior Vice President Human Resources, General Counsel and Secretary in October 1998. Mr. McIntyre served as Vice President, Human Resources, General Counsel and Secretary from 1991 to October 1998. Mr. McIntyre also served as a director of the Company from 1993 to 1996 and from 1998 to 2002. Mr. McIntyre joined the Company in 1987.

Mr. Scott Milligan was appointed Senior Vice President Finance and Chief Financial Officer on May 19, 2003. From 2000 to 2002, Mr. Milligan served as Vice President, Finance and Administration with UUNet Canada (now MCI Canada) and from 1993 to 2000 he served in senior financial positions with the Pepsi Bottling Group.

Mr. Steve Swift was appointed Vice President and General Manager, Ultra Low Power Communications Division in April 2001. Mr. Swift served as General Manager, Medical (renamed Ultra Low Power Communications) from April 1998 to April 2001 and Manager, ASIC Engineering from September 1997 to April 1998. Mr. Swift joined the Company in 1997.

There are no family relationships among directors or executive officers of the Company.

B. Compensation

The aggregate compensation paid by the Company to its directors and executive officers for services rendered during Fiscal 2005 was $11,324,794. This amount includes salary, bonuses, severance payments, car allowances and other perquisites and excludes the amount set out below for pension, retirement and similar benefits paid to executive officers.

The aggregate amount set aside or accrued by the Company and its subsidiaries during Fiscal 2005 for the provision of pension, retirement and similar benefits to the directors and executive officers the Company as a group was $207,269, excluding adjustments for market value fluctuations related to the current year.

Summary Compensation Table

The following table sets forth compensation information for the three fiscal years ended March 25, 2005, March 26, 2004, and March 28, 2003, respectively, for the Chief Executive Officer, the former chief Executive Officer, the Chief Financial Officer, the three most highly compensated executive officers of the Company, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers of the

Company on March 25, 2005 and two additional executive officers who would have been among the three most highly compensated executive officers in Fiscal 2005 but who were not serving as executive officers on March 25, 2005 (collectively, the "Named Executive Officers").

--------------------------------------------------------------------------------------------------------------------------------
                                                                       Annual Compensation
                                                                    -------------------------   Long-Term
                                                                      Bonus                    Compensation
                                                                     (Annual        Other       Securities
                                                                    Incentive       Annual                         All Other
                                        Fiscal       Salary(1)      Awards)(1)   Compensation  Under Options      Compensation
 Name and Principal Position             Year           $              $            (1)(2)$      Granted #           (1)(3)$
--------------------------------------------------------------------------------------------------------------------------------
Kirk K. Mandy(4)                         2005         83,867           --               81        850,000              7,477
President and Chief                      2004           --             --             --             --                 --
Executive Officer                        2003           --             --             --             --                 --
--------------------------------------------------------------------------------------------------------------------------------
Patrick J. Brockett(5)                   2005        557,927           --           65,943           --            2,153,316(5)
former President and Chief               2004        569,839           --           90,260        150,000             85,843
Executive Officer                        2003        499,207           --          139,483        150,000             95,363
--------------------------------------------------------------------------------------------------------------------------------
Scott Milligan(6)                        2005        272,025           --           18,211         80,000             43,981
Senior Vice President Finance            2004        204,186           --           15,229        130,000             31,600
and Chief Financial Officer              2003           --             --             --             --                 --
--------------------------------------------------------------------------------------------------------------------------------
Roland Andersson                         2005        453,349           --           46,426           --              793,881(7)
Senior Vice President,                   2004        406,467           --           34,669        100,000            109,794
Worldwide Sales and                      2003        343,107         50,000         34,651         50,000            129,988
Marketing
--------------------------------------------------------------------------------------------------------------------------------
Anthony A.P. Gallagher                   2005        299,343           --           49,639         80,000             27,295
Senior Vice President,                   ---------------------------------------------------------------------------------------
Worldwide Operations                     2004        290,514           --           22,840        100,000             23,449
                                         2003        266,158        111,641         19,805         50,000             22,055
--------------------------------------------------------------------------------------------------------------------------------
Donald McIntyre                          2005        272,925           --           19,355         80,000             43,602
Senior Vice President, HR,               2004        229,033           --           26,531         50,000             39,301
General Counsel and Secretary            2003        197,898         30,000         26,445         35,000             35,085
--------------------------------------------------------------------------------------------------------------------------------
Tsviatko Ganev                           2005        325,253           --           18,978           --              485,431(8)
Vice President, Optoelectronics          2004        286,837           --           22,257         60,000             72,904
Business Unit                            2003        242,125           --             --           95,000               --
--------------------------------------------------------------------------------------------------------------------------------
Pradeep Arora                            2005        350,000        222,103        299,045         80,000            817,596(9)
Regional Sales Vice President            2004        240,000        108,000        217,915         60,000             21,451
Asia Pacific                             2003        240,000        100,000         99,604         48,000               --
--------------------------------------------------------------------------------------------------------------------------------

(1) For Messrs. Brockett, Milligan, Andersson, Gallagher, McIntyre, Ganev and Aurora, changes in salary from Fiscal 2004 to Fiscal 2005 were due solely to foreign exchange fluctuations. Canadian dollar amounts have been converted to United States dollars using the Fiscal 2005 average exchange rate of $0.822842 (2004 - 0.735268; 2003 - 0.644132). Swedish Kronor
      amounts have been converted to United States dollars using the Fiscal 2005 average exchange rate of 0.142187 (2004 - 0.127483; 2003 - 0.107611).
      British pounds sterling amounts have been converted to United States dollars using the Fiscal 2005 average exchange rate of 1.870896 (2004 - 1.681215; 2003 - 1.541018).

(2) "Other Annual Compensation" includes the following expenses for certain Named Executive Officers: Mr. Brockett - Fiscal 2005 includes rent payments of $28,610 and tax equalization amounting to $30,575 (2004 - includes rent payments of $37,120 and tax equalization amounting to $36,004; 2003 - includes rent payments of $62,422 and relocation expenses totalling $62,054); Mr. Milligan - Fiscal 2005 includes car expenses amounting to $17,534 (2004 - $11,106); Mr. Andersson - Fiscal 2005
      includes car expenses amounting to $40,011 (2004 - $34,669; 2003 - $29,796); Mr. Gallagher - Fiscal 2005 includes car expenses amounting to $23,914 (2004 - $21,490; 2003 - $18,742). Mr. McIntyre - Fiscal 2005
      includes car expenses amounting to $17,463 (2004 - $25,003; 2003 - $25,329); Mr. Ganev - Fiscal 2005 includes car expenses amounting to $18,316 (2004 -$14,583); Mr. Arora - Fiscal 2005 includes an international service premium of $91,304 (2004 - $71,146; 2003 - $71,146).

(3) "All Other Compensation" includes contributions made and accrued by the Company to a defined contribution pension plan. The Company also contributed $10,205 in Fiscal 2005, on behalf of Mr. Ganev, to a Swedish state defined benefit multi-employer pension plan administered by a mutual pension insurance company which provides pension benefits based on length of service in a pensionable position with one or more employers and final pensionable earnings.

(4) Mr. Mandy was appointed as acting President and Chief Executive Officer January 26, 2005 and full time President and Chief Executive Officer on February 16, 2005. Accordingly, the summary compensation table set forth above does not provide for any information concerning Mr. Mandy for Fiscal 2003 and Fiscal 2004 and the information provided for Fiscal 2005 relates to the period from January 26, 2005 to March 25, 2005.

(5) Mr. Brockett resigned as President and Chief Executive Officer of the Company effective January 26, 2005. Accordingly, the information provided for Fiscal 2005 in the summary compensation table set forth above relates to the period from March 27, 2004 to January 26, 2005. In addition, upon termination of his employment with the Company, in accordance with his employment and executive termination arrangements effective January 26, 2005, Mr. Brockett received $1,845,624 in severance, which is included in "All Other Compensation".

(6) Mr. Milligan was appointed Senior Vice-President Finance and Chief Financial Officer on May 19, 2003. Accordingly, the summary compensation table set forth above does not provide for any information concerning Mr. Milligan for Fiscal 2003 and the information provided for Fiscal 2004 relates to the period from May 19, 2003 to March 26, 2004.

(7) Mr. Andersson was advised in March 2005 that his employment with the Company would be terminated effective June 22, 2005. In accordance with his employment and executive termination arrangements, Mr. Andersson will receive an estimated amount of $622,127 in severance, which was accrued in Fiscal 2005 and will be paid in Fiscal 2006. This is included in "All Other Compensation".

(8) Mr. Ganev's employment with the Company was terminated effective March 8, 2005. Accordingly, the information provided for Fiscal 2005 in the summary compensation table set forth above relates to the period from March 27, 2004 to March 8, 2005. In addition, upon termination of his employment with the Company, in accordance with his employment and executive termination arrangements effective March 8, 2005, Mr. Ganev received $555,331 in severance, and is included in "All Other Compensation".

(9) Mr. Arora was advised in February 2005 that his employment with the Company was terminated effective July 31, 2005. Mr. Arora ceased to be an executive officer as of February 21, 2005. In accordance with his employment and executive termination arrangements, Mr. Arora will receive and estimated amount of $794,101 in severance, which was accrued in Fiscal 2005 and will be paid in Fiscal 2006. This is included in "All Other Compensation".

Employment Agreements

The Company entered into employment agreements with the CEO, the former CEO, the CFO and other Named Executive Officers on the terms and conditions described below.

Kirk K. Mandy

Effective January 26, 2005, the Company entered into an employment agreement with Mr. Kirk K. Mandy with respect to his employment as interim President and Chief Executive Officer and, effective February 16, 2005, as full time President and Chief Executive Officer

Pursuant to the agreement, Mr. Mandy is entitled to receive an annual base salary in the amount of $452,631. Mr. Mandy's annual base salary is determined in Canadian dollars and set at CDN$550,000. He is also eligible to receive an annual incentive payment, beginning in Fiscal 2006, equal to 60% of his annual base salary or, at exceptional performance, 90% of his annual base salary, conditional upon the Board of Directors assessment of the successful achievement by Mr. Mandy of specific target objectives in each fiscal year. The incentive payment objectives for each fiscal year are reviewed and finalized with the Compensation Committee and the Board of Directors of the Company within 60 days following the commencement of each fiscal year. Mr. Mandy's objectives for Fiscal 2006 are as follows:

1. Meet or exceed the Company's Fiscal 2006 Budget and revenue and earnings targets;
2. Develop, obtain Board approval for and implement a new Company strategic plan;
3.    Restructure the Company to support the Company's strategic direction; and
4. Develop and implement a new communications strategy for all stakeholders of the Company.

Mr. Mandy is also entitled to customary benefits and received options to purchase 850,000 (100,000 for interim role and 750,000 for full time role) common shares at exercise prices determined as follows: 100,000 options may be exercised at the market price (as defined in the Option Plan) of CDN$2.12 in effect on February 3, 2005 and 750,000 options at the market price of CDN$2.26 in effect on February 24, 2005. The options provide for equal annual vesting over a period of four years commencing one year following their date of grant, and are otherwise governed by the terms and conditions of the Option Plan. Note:
Canadian dollar amounts have been converted to United States dollars using the closing foreign exchange rate provided by the Bank of Canada on the date of grant.

Mr. Mandy's employment agreement provides further that, in the event that the Company terminates his employment without legal grounds for which an employer is entitled to dismiss an employee without notice or compensation in lieu of notice, he will be entitled to the following termination package: (i) a lump sum payment equal to two times his annual base salary and average earned annual incentive payment over the previous three fiscal years (or such shorter period during which Mr. Mandy will then have been employed by the Company), (ii) a payment of two years' regular annual contributions to an executive pension plan and (iii) continued group life and health benefits coverage during such two-year period. In addition, Mr. Mandy will have a period of six months following the date of termination to exercise all stock options that will have vested up to the end of such exercise period.

Patrick J. Brockett

At the request of the Board, Mr. Brockett resigned as President and Chief Executive Officer effective January 26, 2005. Upon termination of his employment with the Company, in accordance with the termination arrangements of Mr. Brockett's employment agreement, Mr. Brockett received $1,845,624 which consisted of (i) a lump sum payment equal to two times his annual base salary and average earned annual incentive payment over the previous three fiscal years, (ii) a lump sum payment equal to two times the Company's annual contribution to the Executive Pension Plan and (iii) a lump sum payment equivalent to two years payment of group life and health insurance. In addition, provided he complies with the non-competition and non-solicitation terms in his employment contract, all of the options granted to Mr. Brockett having an exercise price under CDN$12.00 became vested and he was granted a period of 24 months following the date of termination to exercise all such options except to the extent any such options expired before the end of such 24-month period. He was granted six months from the termination date to exercise stock options with an exercise price at or above CDN$12.00 that will have vested by the end of the six month exercise period.

Scott Milligan

On May 12, 2003, the Company entered into an employment agreement with Mr. Scott Milligan with respect to his employment as Senior Vice President, Finance and Chief Financial Officer.

Pursuant to the agreement, Mr. Milligan is entitled to receive an annual base salary in the amount of $275,652. Mr. Milligan's base salary is determined in Canadian dollars and is CDN$335,000. He is also eligible to receive an annual incentive payment, conditional upon the successful achievement by Mr. Milligan of specific target objectives in each fiscal year, as follows: (i) if the objectives are achieved in full, the annual incentive payment will be equal to 50% of the annual base salary, and (ii) if the financial component of the objectives is exceeded, Mr. Milligan may earn up to 150% of his target incentive payment. The incentive payment objectives for each fiscal year are reviewed and finalized with the Board of Directors of the Company within 45 days following the commencement of each fiscal year. In Fiscal 2005 and Fiscal 2004, Mr. Milligan did not receive any incentive payment. Mr. Milligan is also entitled to customary benefits and received an initial grant of options to purchase 50,000 common shares pursuant to the Option Plan. The options provide for equal annual vesting over a period of four years commencing one year following their date of grant, and are otherwise governed by the terms and conditions of the Option Plan.

Mr. Milligan's employment agreement provides further that, in the event that the Company terminates his employment without legal grounds for which an employer is entitled to dismiss an employee without notice or compensation in lieu of notice, he will be entitled to the following termination package: (i) a lump sum payment equal to one times his then current annual base salary, (ii) a lump sum payment in lieu of incentive payment equal to one times his target annual incentive payment, and (iii) continued group life and health benefits coverage until the earlier of one year following the date of termination or 30 days after he secures substantially similar replacement coverage through re-employment. In addition, Mr. Milligan will have a period of six months following the date of termination to exercise all stock options that will have vested up to the end of such exercise period.

Roland Andersson

On May 10, 2001, the Company entered into an employment agreement with Roland Andersson with respect to his employment as Senior Vice President, Worldwide Sales and Marketing. Mr. Andersson has been notified that his position has been terminated effective June 22, 2005.

Upon termination of his employment with the Company, in accordance with executive termination arrangements effective June 22, 2005, Mr. Andersson's will receive an estimated amount of $622,127 which consists of (i) a lump sum payment equal to 13 months' base salary and (ii) a lump sum payment equal to one times his average earned annual incentive payment over the previous three fiscal years. He will receive continued group life and health benefits coverage not to extend beyond one year in accordance with the Company's Sweden policy relating to post-termination life and health benefits coverage. The above-mentioned termination compensation was accrued in Fiscal 2005 and will be paid in Fiscal 2006. In addition, provided he complies with the non-competition and non-solicitation terms in his employment agreement, Mr. Andersson was granted a period of 12 months from the termination date to exercise stock options with an exercise price under CDN$12.00 that will have vested by the end of the 12 month exercise period and six months to exercise stock options with an exercise price at or above CDN$12.00 that have vested by the end of the six month exercise period.

Anthony A.P. Gallagher

Anthony Gallagher was employed by GEC Plessey Semiconductor from 1992 until 1998, at which time the Company acquired the assets of GEC Plessey Semiconductor and Mr. Gallagher became an employee of the Company. Mr. Gallagher's initial employment agreement with GEC Plessey Semiconductors was entered into on May 26, 1992, and subsequently amended by an agreement with the Company dated April 7, 1999. Furthermore, Mr. Gallagher was promoted on each of April 20, 2000 and April 18, 2002, with increases of salary, benefits and a new title as of each date.

Mr. Gallagher is employed as Senior Vice President, Worldwide Operations, and is entitled to receive an annual base salary of $299,343. Mr. Gallagher's base salary is 160,000 pounds sterling and has not changed since April 1, 2002. The change in the US dollar equivalent of Mr. Gallagher's base salary is due solely to foreign exchange fluctuations since April 1, 2002. He is also entitled to receive an annual incentive payment equal to 50% of the annual base salary, conditional upon the successful achievement by Mr. Gallagher of specific target objectives in each fiscal year. Mr. Gallagher is also entitled to customary benefits. In Fiscal 2005 and Fiscal 2004, Mr. Gallagher did not receive any incentive payment.

Mr. Gallagher's employment agreement further provides that any termination of employment by either Mr. Gallagher or the Company, other than for cause, is subject to nine months' prior notice of termination.

Donald McIntyre

Mr. McIntyre was engaged by Zarlink's predecessor, Mitel Corporation, in March 1987 as Vice President, General Counsel and Secretary of the company. His current position is Senior Vice President, Human Resources, General Counsel and Secretary of the Company. Pursuant to his current employment arrangement, Mr. McIntyre is entitled to receive an annual base salary of $275,652. His base salary is determined in Canadian dollars and is CDN$335,000. Mr. McIntyre is also eligible to receive an annual incentive payment, conditional upon the successful achievement by Mr. McIntyre of specific target objectives in each fiscal year as follows: (i) if the objectives are achieved in full, the annual incentive payment will be equal to 50% of his annual base salary and (ii) if the financial component of the objectives is exceeded, Mr. McIntyre may earn up to 150% of his target incentive payment. The incentive payment objectives for each fiscal year are reviewed and finalized with the Board of Directors of the Company within 45 days following the commencement of each fiscal year. In Fiscal 2005 and 2004, Mr. McIntyre did not receive any incentive payment.

On January 12, 2000, the Board of Directors approved an executive termination agreement for Mr. McIntyre to be effective from that date. The agreement provides that in the event that the Company terminates Mr. McIntyre's employment without legal grounds for which an employer is entitled to dismiss an employee without notice or compensation in lieu of notice, he will be entitled to the following termination package: (i) a lump sum payment equal to two times his then current annual base salary and annual target incentive payment, (ii) a payment of two years' regular annual contributions to an executive pension plan and (iii) continued group life and health benefits coverage during such two-year period. In addition, Mr. McIntyre will have a period of six months following the date of termination to exercise all stock options that will have vested up to the end of such exercise period.

Tsviatko Ganev

Mr. Ganev's position as Vice President of the Optoelectronics Business Unit was terminated effective March 8, 2005. Upon termination of his employment with the Company, in accordance with executive termination arrangements effective March 8, 2005, Mr. Ganev received approximately $404,118, which consisted of a lump sum payment equal to one times his annual base salary. He will receive continued group life and health benefits coverage not to extend beyond one year in accordance with the Company's Sweden policy relating to post-termination life and health benefits coverage. In addition, provided he complies with the non-competition and non-solicitation terms in his employment agreement, Mr. Ganev was granted a period of 12 months from the termination date to exercise stock options with an exercise price under CDN$12.00 that will have vested by the end of the 12 month exercise period and six months to exercise stock options with an exercise price at or above CDN$12.00 that will have vested by the end of the six month exercise period.

Pradeep Arora

Mr. Arora was notified in February 2005 that his position as Regional Sales Vice President Asia Pacific would be terminated effective July 31, 2005. Mr. Arora ceased to be an executive officer as of February 21, 2005. Upon termination of his employment with the Company, in accordance with executive termination arrangements effective July 31, 2005, Mr. Arora will receive an estimated amount of $794,101 which consists of (i) a lump sum payment equal to one times his annual base salary and one times his average earned annual incentive payment with respect to Fiscal 2005 (ii) a completion of assignment bonus and (iii) a lump sum payment equivalent to a one year payment of group life and health insurance premiums. The above-mentioned termination compensation was accrued in Fiscal 2005 and will be paid in Fiscal 2006. In addition, provided he complies with the non-competition and non-solicitation terms in his employment agreement, Mr. Arora was granted a period of 12 months from the termination date to exercise stock options with an exercise price under CDN$12.00 that will have vested by the end of the 12 month exercise period and six months to exercise stock options with an exercise price at or above CDN$12.00 that will have vested by the end of the six month exercise period. Mr. Arora may also receive perquisites having a value of up to approximately $35,000 for relocation expenses.

Employee Share Ownership Plan

The Employee Share Ownership Plan was approved by the Board of Directors in May 1997. The purpose of this plan is to enable employees to invest in equity shares of the Company through employee savings. Employees make contributions by means of payroll deductions and common shares of the Company are purchased twice per month through normal market facilities by Computershare Trust Company of Canada, which assumed the administration role for Montreal Trust Company of Canada (the trustee appointed to administer the plan). The Company pays all brokerage commissions, transfer taxes, and other charges and expenses of the purchase and sale of the common shares except for the issuance of a certificate for fewer than 100 shares, in which case the employee is responsible for such costs.

During April 2001, the Company implemented a matching contribution in connection with the Employee Share Ownership Plan, which provides for a contribution by the Company equal to 15% of each employee's contribution under the plan, subject to a maximum of $411 per employee per year. The maximum contribution by the Company under this plan for the next fiscal year is estimated at $150,000 based on average headcount during Fiscal 2005, assuming that each eligible employee contributes the maximum amount permitted under the plan.

Director, CEO and Executive Share Ownership

The policy for Director, CEO and Executive Share Ownership (the "Policy") was approved by the Board of Directors in May 2003 in order to better align the interests of the Company's directors, CEO and those executives including the CFO who report directly to the CEO (the "Executives") with the financial interests of the shareholders of the Company, create ownership focus and build long-term commitment.

The Policy requires that the Directors, the CEO and Executives establish and hold specified stock ownership levels in the Company within defined periods of time following the implementation of the Policy or from their date of hire or promotion to these roles after the effective date of the Policy, if later.

The Chairperson of the Board must purchase and hold common shares of the Company worth at least CDN$100,000 within three years after the effective date of the Policy or his/her date of appointment to the role, if later.

Each non-executive Director, who is not Chairperson of the Board, must purchase and hold common shares of the Company worth at least CDN$30,000 within three years after the effective date of the Policy or his/her date of appointment to the Board, if later.

The CEO must purchase and hold common shares of the Company worth two times his/her base salary by the end of five years from the effective date of the Policy or his/her date of hire or promotion to the role, whichever is later.

Each Executive must purchase and hold common shares of the Company worth one times his/her base salary by the end of five years from the effective date of the Policy or his/her date of hire or promotion to the role, whichever is later.

The following guidelines and rules apply for purposes of the Policy: (a) base salary will be the average base salary of the CEO or the Executive, as applicable, over the three years prior to each measurement date; (b) interim ownership thresholds for the CEO and Executives will be 25% of target levels after two years; 50% after three years; 75% after four years; and 100% after five years; (c) these interim and final measurement dates will be extended to the extent that the CEO or any Executive has not earned sufficient after-tax incentive plan payments to fund purchases of common shares of the Company or to exercise vested options at the date that each incentive payment is made; (d) after the initial three-year period for Directors and five-year period for the CEO and the Executives, the measurement date will be once per year on the applicable anniversary date; and (e) at each ownership measurement date, the stock price used for calculating whether the common share ownership threshold requirement has been met or continues to be met will be the highest common share price on the Toronto Stock Exchange during the six-month period prior to such measurement date.

If the CEO or any Executive misses the target common share ownership level at any of the measurement dates or thereafter, except as permitted in (c) above, one-half of any incentive payments earned by the CEO or Executive, as applicable, after the measurement date will be withheld and not paid to the CEO or Executive until his/her common share ownership level has been increased to meet the required target level as of the most recent measurement date.

If any Director misses the target common share ownership level at any of the measurement dates or thereafter, any annual Director's fees owing to that Director after the measurement date will be withheld and not paid to the Director until his/her common share ownership level has been increased to meet the required target level of the most recent measurement date.

Pursuant to the Policy, until the required ownership levels are met, it is expected that any exercise of outstanding options to purchase common shares will be used to increase the individual's required Company common share holdings.

All trades (purchases and sales) of common shares of the Company by the Directors, the CEO and the Executives must be made in strict adherence with the Company's Insider Trading Guidelines and relevant securities laws.

1991 Stock Option Plan for Key Employees and Non-Employee Directors

The 1991 Stock Option Plan for Key Employees and Non-Employee Directors (the "Option Plan") provides for the granting of non-transferable options to purchase common shares to certain key employees and non-employee directors of the Company and its subsidiaries as determined from time to time by the Compensation and Human

Resources Development Committee (the "Compensation Committee") administering the Option Plan. The Option Plan was approved by the Shareholders at the 1991 Annual and Special Meeting of Shareholders and certain amendments were approved by the Shareholders at the 1993, 1995, and 1998 Annual and Special Meetings of Shareholders. Further amendments were made to the Option Plan by the directors on May 9, 2001 and approved by the Shareholders at the December 7, 2001 Special Meeting of Shareholders.

The following table sets forth the details regarding options granted to the Named Executive Officers under the Option Plan during Fiscal 2005.

                        Option Grants During Fiscal 2005

---------------------------------------------------------------------------------------------------------------------------
                                                                                 Market Value
                                                 % of Total                    of Securities
                                                 Options                         Underlying
                                Securities      Granted to     Exercise or     Options on the
                               Under Options   Employees in   Base Price(1)    Date of Grant(1)
     Name                       Granted (#)     Fiscal 2004    ($/Security)      ($/Security)         Expiration Date
---------------------------------------------------------------------------------------------------------------------------
Kirk K. Mandy                    100,000          3.31%          $1.71             $1.96              February 3, 2011
                                 750,000         24.80%          $1.83             $1.82             February 24, 2011

Patrick J. Brockett                 --             --              --               --                      --

Scott Milligan                    80,000          2.64%          $1.83             $1.82             February 24, 2011

Roland Andersson                    --             --              --               --                      --

Anthony A.P. Gallagher            80,000          2.64%          $1.83             $1.82             February 24, 2011

Donald McIntyre                   80,000          2.64%          $1.83             $1.82             February 24, 2011

Tsviatko Ganev                      --             --              --               --                      --

Pradeep Arora                     80,000          2.64%          $3.85             $3.92               March 3, 2006
---------------------------------------------------------------------------------------------------------------------------

(1) The exercise price is determined by the five previous trading days averaging formula as defined in the Option Plan and Market Value is the market price on the Toronto Stock Exchange on the date of grant converting Canadian dollar amounts to United States dollars using the closing foreign exchange rate of the Bank of Canada on the date of each grant.

On May 9, 2001 the Board of Directors amended the Option Plan, as later approved by the Shareholders on December 7, 2001, to provide that all future options granted under the Option Plan must be exercised within a maximum of six years (as opposed to the 10-year period prior to such amendment) following the date of grant or within such other shorter time or times as may be determined by the Compensation Committee at the time of grant. Since 1998, all options granted have had a six-year term. In the case of options granted to employees of the Company, other than executive officers and non-employee directors and first-time option grants to new employees, the terms of the Option Plan provide for staggered equal monthly vesting at a rate of 2.08% per month over a period of four years commencing on the date of grant of the options, or at such other time or times as may be determined by the Compensation Committee at the time of grant. In the case of first-time option grants to new employees, up to twenty-five percent of the common shares in respect of each option may be purchased after one year from the date of grant and 2.08% per month for each month thereafter during a three-year period, or at such other time or times as may be determined by the Compensation Committee at the time of grant. In the case of executive officers and non-employee directors, up to twenty-five percent of the common shares in respect of each option may be purchased after one year from the date of grant, up to fifty percent after two years from the date of grant, up to seventy-five percent after three years from the date of grant and up to one hundred percent after four years from the date of grant or at such other time or times as may be determined by the Compensation Committee at the time of grant.

In addition, on May 9, 2001 the Board of Directors amended the Option Plan, as later approved by the Shareholders on December 7, 2001, to increase the maximum number of common shares that may be issued under the Option Plan from 16,000,000 common shares to 20,227,033 common shares.

As 5,037,033 common shares had been issued upon exercise of options up to May 9, 2001, this amendment increased the number of common shares issuable under outstanding options and options available for grant, each as of May 9, 2001, to 15,190,000, which represented 12% of the then outstanding common shares. The Option Plan was also amended to provide that the maximum number of common shares in respect of which options may be granted under the Option Plan to non-employee directors during any fiscal year of the Company would be 20,000 common shares per director. As at May 27, 2005, the number of common shares issuable under outstanding options and options available for grant was 14,499,022, which represented 11% of the then outstanding common shares.

The price at which common shares may be purchased upon exercise of an option is the average of the market price (as defined in the Option Plan) of the common shares on the Toronto Stock Exchange for the five trading-day period immediately preceding the date of grant.

The Option Plan provides that, in the event of the death or permanent disability of an optionholder, the vesting period of any options unexercised at the date of death or permanent disability will be accelerated so that the optionholder's legal personal representative will be permitted to purchase and take delivery of, (i) in the case where the optionholder shall have been in the employment of the Company or any subsidiary for at least five years prior to the date of such employee's death or permanent disability, 50% of all common shares under option and not purchased or delivered at the date of death or permanent disability, and
(ii) in the case where the optionholder shall have been in the employment of the Company or any subsidiary for at least ten years prior to the date of such employee's death or permanent disability, all common shares under option and not purchased or delivered at the date of death or permanent disability, in each such case during the one-year period following such optionholder's death or permanent disability (but in no event after the expiration date of such options).

The Option Plan also provides that, in the event of the termination of an employee's employment for any reason other than cause or death, the employee's options may be exercised, to the extent the options are exercisable as of the termination date, within 90 days following the date the employee's employment is terminated (but in no event after the expiration date of such options); provided, however, that the Board of Directors of the Company may, in its discretion, amend the terms of any option to permit the employee to exercise such options as if such employee's employment had not been terminated, for up to a maximum of three years following the date of termination of the employee's employment (but in no event after the expiration date of such options). In the event the employee's employment has been terminated for cause, the employee's options shall be immediately cancelled.

The Option Plan further provides that, in the event of a change of control (whether in fact or in law) of the Company which results in a non-employee director being replaced, the vesting period shall be waived with respect to the options then held by such non-employee director in order to permit the full exercise of all outstanding options then held by such person. In the event that the non-employee director ceases to act as a director of the Company, all options held by such director, which are then exercisable, may be exercised within 180 days following the announcement of the quarterly results next following the date of resignation of such person (but in no event after the expiration date of such options). The Option Plan also provides that the Compensation Committee may determine that any option granted under the Option Plan shall include provisions which accelerate the date on which an option shall become exercisable upon the happening of such events as the Compensation Committee may determine and as permitted in the Option Plan.

On January 11, 2000, the Board of Directors of the Company decided that all unvested stock options held by each director, the President and Chief Executive Officer, the then five Senior Vice Presidents which included the CFO and any other executives of the Company as may be designated by the Board of Directors from time to time would be accelerated and become fully vested and immediately exercisable in the event of (i) the making by any person of a take-over bid (as defined in the Securities Act (Ontario)) for the common shares of the Company, or (ii) a change of control (whether in fact or in law and as more fully defined in such Board resolution) of the Company. By further action of the Board of Directors, this resolution now applies to each director and seven designated executives including the President and Chief Executive Officer and the Chief Financial Officer.

The following table summarizes, for each of the Named Executive Officers, the aggregated options exercised during Fiscal 2005 and option values at March 25, 2005.

              Aggregated Options Exercised During Fiscal 2005 and
                         Fiscal Year-End Option Values

----------------------------------------------------------------------------------------------------------------------------
                            Securities   Aggregate
                           Acquired On     Value              Unexercised Options         Value of Unexercised In-the-Money
                             Exercise     Realized             at March 25, 2005             Options at March 25, 2005(1)
      Name                     (#)          ($)                      (#)                                 ($)
                                                       --------------------------------   ----------------------------------
                                                        Exercisable      Unexercisable     Exercisable      Unexercisable
----------------------------------------------------------------------------------------------------------------------------
Kirk K. Mandy                   --           --           180,000           880,000             --                --

Patrick J. Brockett             --           --          1,382,500            --                --                --

Scott Milligan                  --           --            32,500           177,500             --                --

Roland Andersson                --           --           128,750           126,250             --                --

Anthony A.P.Gallagher           --           --           135,178           192,501             --                --

Donald McIntyre                 --           --           270,000           145,000

Tsviatko Ganev                  --           --            62,500                               --                --

Pradeep Arora                   --           --           162,249             --
----------------------------------------------------------------------------------------------------------------------------

(1)   None of the options were in-the-money as of March 25, 2005.

C. Board practices

The Board of Directors consists of eight directors. Directors can be either elected annually by the shareholders at the annual meeting of shareholders or, subject to the By-Laws of the Company, appointed by the board of directors between annual meetings. Each director will hold office until the close of the next Annual meeting of shareholders or until his successor is duly elected, unless the office is earlier vacated in accordance with the By-Laws of the Company. No director has any contract or arrangement with the Company entitling him to benefits upon termination of his directorship.

See item 6.A for additional information regarding our directors.

The Audit Committee

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including internal control systems. In fulfilling its oversight responsibilities, the Audit Committee reviews the audited financial statements contained in the Annual Report with management. This review involves a discussion of the quality, and not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosure in the financial statements.

The Audit Committee also reviews the audited financial statements with the independent auditors, who are responsible for expressing an opinion on the conformity of such financial statements with generally accepted accounting principles, their view as to the quality, and not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed by Statement on Auditing Standards No. 61, as amended (Communications with Audit Committees) and under generally accepted auditing standards. In addition, the Audit Committee discusses with the independent auditors, the auditors' independence from management and the Company, and such other matters contained in the written disclosure required by Independence Standards Board No. 1 (Independence Discussions with Audit Committees) and considers the compatibility of non-audit services with the auditors' independence.

The Audit Committee discusses the overall scope and plan for the annual audit with the Company's independent auditors. The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

The Audit Committee has adopted a policy that requires advance approval of all audit, audit-related, tax and other services performed by the independent auditor. The policy provides for pre-approval by the Audit Committee of specifically defined audit and non-audit services. Unless the specific service has been previously pre-approved with respect to that year, the Audit Committee must approve the permitted service before the independent auditor is engaged to perform it.

The Audit Committee is presently composed of three outside, unrelated and independent directors who are current members of the Board of Directors: Hubert
T. Lacroix, J. Spencer Lanthier and Jules Meunier. The Board of Directors has reviewed the qualifications of the members of the audit committee and has determined that all audit committee members are independent and financially literate and that Hubert T. Lacroix, Chairperson of the Audit Committee, and J. Spencer Lanthier, a member of the Audit Committee, are the audit committee financial experts.

Compensation and Human Resources Development Committee

The  Company  has  a  standing  Compensation  and  Human  Resources  Development
Committee  composed  of three  "independent"  directors,  as defined by the NYSE
Rules.

It is the responsibility of the Compensation Committee to recommend to the Board of Directors compensation policies and levels, compensation plans, stock option/purchase plans, benefit plans and pension plans and CEO and senior management goals and performance objectives and assess their performance against these objectives at each fiscal year end. The Compensation Committee is also responsible for reviewing succession plans developed by management that sustain the long-term viability of the Company.

The Compensation and Human Resources Development Committee is presently composed of three outside, unrelated and independent directors who are current members of the Board of Directors: Jules M. Meunier, Andre Borrel and Dennis Roberson.

Nominating and Corporate Governance Committee

The Company has a standing Nominating and Corporate Governance Committee composed of three "independent" directors, as defined by the NYSE Rules.

The mandate of the Nominating and Corporate Governance Committee is (i) to conduct the Chief Executive Officer candidate identification and appointment process; (ii) to conduct the director identification, evaluation, selection and performance assessment processes; and (iii) to take the leadership role in shaping corporate governance by establishing, amending and monitoring the corporate governance processes and practices of the Company, including an annual review that members of the Board of Directors and its committees meet the "independent" director criteria of the NYSE Rules. The Committee also has the mandate to review the compensation of directors to ensure that the compensation realistically reflects the responsibilities and risk involved in being an effective director.

The Nominating and Corporate Governance Committee is presently composed of three outside, unrelated and independent directors who are current members of the Board of Directors: Dr. Henry Simon, Hubert T. Lacroix and J. Spencer Lanthier.

Executive Committee

The Company has an Executive Committee composed of four directors, the majority of whom are considered "independent" directors, as defined by the NYSE Rules.

The mandate of the Executive Committee is to supervise, control and manage the business and affairs of the Company when the Board of Directors is not in session in order to execute in a timely fashion corporate plans and programs.

The Executive Committee is presently composed of two outside, unrelated and independent directors who are current members of the Board of Directors: Hubert
T. Lacroix, and Dr. Henry Simon, and one inside, related and not independent director who is a current member of the Board of Directors: Kirk K. Mandy. In view of the contribution to the Company of the President and Chief Executive Officer, Kirk K. Mandy, the Board of Directors considered the participation of Mr. Mandy on the Executive Committee to be essential and concluded that he should continue to serve on such committee.

D. Employees

The following table shows Zarlink's total number of employees as at the end of each fiscal year:

                                            2005         2004         2003
                                           -----        -----        -----

      Canada                                 191          210          291
      United Kingdom                         484          527          662
      Sweden                                 159          166          176
      United States                           72           81           89
      Other                                   56           53           60
                                           -----        -----        -----
      Total                                  962        1,037        1,278

Zarlink considers the relationship with its employees to be good.

Certain of the Company's employees are covered by collective bargaining agreements or are members of a labor union.

In the United Kingdom, approximately 22 employees of Zarlink's Swindon operations are unionized. The unions representing the employees include the Transport and General Workers Union and AMICUS Union. Management considers the Company's relationship with the unions in the United Kingdom to be satisfactory.

In Sweden, three unions represent approximately 108 employees. The Metall Industriarbetarforbundet union represents approximately 12 production employees; the Svenska Industriarbetarforbundet union represents approximately 65 office professional employees; and the Civilingenjorsforbundet union represents approximately 31 other professional employees. It is common practice in Sweden for the national unions to negotiate minimum standards with the employer association, supplemented by additional terms negotiated by the local branches. Each agreement is for a term of three years and the current agreement expires on March 31, 2007. Management considers the Company's relationship with the unions in Sweden to be satisfactory.

E. Share ownership

The following table shows the number of common shares, options and warrants to purchase common shares beneficially owned by each director and Named Executive Officer as of May 27, 2005.

------------------------------------------------------------------------------------------------------------------------
                                 Common
                                 shares
                               beneficially          Percent       Options         Exercise
Name                             owned(1)           of Class     outstanding         Price              Expiry Date
------------------------------------------------------------------------------------------------------------------------
Andre Borrel                      95,000             (2)           20,000            $1.83           February 24, 2011
                                                                   20,000            $4.04            January 29, 2010
                                                                   20,000          CDN $5.10          February 6, 2009
                                                                   20,000          CDN $16.23         February 6, 2008
                                                                   20,000          CDN $14.06        February 21, 2007
                                                                   20,000          CDN $19.11         January 20, 2006
                                                                   25,000          CDN $21.15          July 23, 2008

Hubert T. Lacroix                 142,528            (2)           20,000          CDN $2.26         February 24, 2011
                                                                   20,000          CDN $5.36          January 29, 2010
                                                                   20,000          CDN $5.10          February 6, 2009
                                                                   20,000          CDN $16.23         February 6, 2008
                                                                   20,000          CDN $14.06        February 21, 2007
                                                                   20,000          CDN $19.11         January 20, 2006
                                                                   20,000          CDN $9.48            May 22, 2007
                                                                   20,000          CDN $9.32            May 16, 2006

J. Spencer Lanthier               25,000             (2)           20,000          CDN $2.26         February 24, 2011
                                                                   20,000          CDN $5.36          January 29, 2010
                                                                   20,000          CDN $6.68            May 14, 2009

Kirk K. Mandy                     185,500            (2)          750,000          CDN $2.26         February 24, 2011
                                                                  100,000          CDN $2.12          February 3, 2011
                                                                   20,000          CDN $5.36          January 29, 2010
                                                                   20,000          CDN $5.10          February 3, 2009
                                                                   20,000          CDN $16.23         February 6, 2008
                                                                  100,000          CDN $14.06        February 21, 2007
                                                                   50,000          CDN $37.35           May 4, 2006

Jules Meunier                     40,000             (2)           20,000          CDN $2.26         February 24, 2011
                                                                   20,000          CDN $5.36          January 29, 2010
                                                                   20,000          CDN $5.10          February 6, 2009
                                                                   20,000          CDN $7.15           July 31, 2008

Dennis Roberson                     Nil              (2)           20,000            $1.83           February 24, 2011
                                                                   20,000            $2.75            November 26,2010

Dr. Henry Simon                   235,000            (2)           20,000            $1.83           February 24, 2011
                                                                   20,000            $4.04            January 29, 2010
                                                                   20,000          CDN $5.10          February 6, 2009
                                                                   20,000          CDN $16.23         February 6, 2008
                                                                   20,000          CDN $14.06        February 21, 2007
                                                                   20,000          CDN $19.11         January 20, 2006
                                                                   20,000          CDN $9.48            May 22, 2007
                                                                   20,000          CDN $9.32            May 16, 2006

Kari-Pekka Wilska                   nil              (2)           20,000            $1.83           February 24, 2011
                                                                   20,000            $2.70           November 29, 2010
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                 Common
                                 shares
                               beneficially          Percent       Options         Exercise
Name                             owned(1)           of Class     outstanding         Price              Expiry Date
------------------------------------------------------------------------------------------------------------------------
Kevin Beadle                      119,308            (2)           80,000            $1.83           February 24, 2011
                                                                  100,000            $3.44              May 18, 2010
                                                                   20,000            $4.04            January 29, 2010
                                                                   20,000          CDN $3.91         November 20, 2009
                                                                   16,000          CDN $5.10          February 6, 2009
                                                                   25,000          CDN $16.23         February 6, 2008
                                                                   50,000          CDN $12.98          June 21, 2007

Peter Burke                       144,955            (2)           60,000          CDN $2.26         February 24, 2011
                                                                   30,000          CDN $5.36          January 29, 2010
                                                                   30,000          CDN $5.10          February 6, 2009
                                                                   40,000          CDN $16.23         February 6, 2008
                                                                   30,000          CDN $14.06        February 21, 2007
                                                                   20,000          CDN $7.12            May 22, 2007
                                                                    3,000          CDN $9.32            May 16,2006

Jeff Crocker                      112,000            (2)          200,000            $1.83           February 24, 2011

Anthony A.P. Gallagher            119,476            (2)           80,000            $1.83            February 24,2011
                                                                  100,000            $4.04            January 29, 2010
                                                                   50,000          CDN $5.10          February 6, 2009
                                                                   50,000          CDN $16.23         February 6, 2008
                                                                    6,000          CDN $14.06        February 21, 2007
                                                                    7,500          CDN $11.82        December 29, 2006
                                                                   12,500          CDN $16.51        November 23, 2006

Donald G. McIntyre                265,553            (2)           80,000          CDN $2.26         February 24, 2011
                                                                   50,000          CDN $5.36          January 29, 2010
                                                                   35,000          CDN $5.10          February 6, 2009
                                                                   40,000          CDN $16.23         February 6, 2008
                                                                   50,000          CDN $14.06        February 21, 2007
                                                                   50,000          CDN $19.11         January 20, 2006
                                                                   25,000          CDN $9.48            May 22, 2007
                                                                   25,000          CDN $9.32            May 16, 2006

Scott Milligan                    66,434             (2)           80,000          CDN $2.26         February 24, 2011
                                                                   80,000          CDN $5.36          January 29, 2010
                                                                   50,000          CDN $6.53            May 19, 2009

Stephen J. Swift                  113,568            (2)           80,000            $1.83           February 24, 2011
                                                                  100,000            $4.04            January 29, 2010
                                                                   35,000          CDN $5.10          February 6, 2009
                                                                   40,000          CDN $16.23         February 6, 2008
                                                                   17,000          CDN $14.36          June 13, 2007
                                                                   16,000          CDN $14.06        February 21, 2007
------------------------------------------------------------------------------------------------------------------------

      (1) Common shares beneficially owned include options currently exercisable or exercisable within sixty days by the party indicated. These holdings include stock options currently exercisable or exercisable within 60 days by: Mr. Borrell - 95,000; Mr. Lacroix - 110,000; Mr. Lanthier - 15,000; Mr. Mandy - 180,000; Mr. Meunier -
            25,000;  Dr.  Simon - 110,000;  Mr.  Beadle - 118,832;  Mr.  Burke -
            105,500; Mr. Crocker - nil; Mr. Gallagher - 113,499; Mr. McIntyre - 210,000; Mr. Milligan - 45,000; Mr. Swift - 105,000.
      (2)   Represents less than 1% of the class.

See Item 6.B for arrangements involving our employees in the capital of Zarlink.

Item 7 Major Shareholders and Related Party Transactions

A. Major shareholders

The following table sets forth information as at May 27, 2005 with respect to all shareholders known by the Company to be beneficial owners (which includes shares over which control or direction is exercised) of more than 5% of its outstanding common shares:

The following four entities have reported to the U.S. Securities and Exchange Commission ("SEC") ownership of more than 5% of our outstanding common shares as at March 25, 2005:

                                                       Amount
Name and Address                        Class of     Beneficially    Percent of
                                         Shares         Owned         Class(1)

Citigroup Inc.  (1)                      common       7,795,970        6.1%

Massachusetts Financial Services
  Company  (2)                           common       7,516,960        5.9%

McLean  Budden  Limited on behalf of
  itself and its Institutional
  Client,  Canadian Equity
  Growth Fund  (3)                       common      11,459,285        9.0%

Aquilon Capital Corporation  (4)         common       6,587,520        5.2%

(1) Based on information contained in a Schedule 13G filed on February 10, 2005, Citigroup Inc. has shared power to vote or to direct the vote and shared power to dispose and direct the disposition of 7,516,960 of our common shares.

(2) Based on information contained in a Schedule 13G filed on February 10, 2005, Massachusetts Financial Services Company has sole power to vote or to direct the vote and sole power to dispose and direct the disposition of 7,516,960 of our common shares.

(3) Based on information contained in a Schedule 13G filed on February 14, 2005, McLean Budden Limited on behalf of itself and its Institutional Client, has sole power to vote or to direct the vote of 9,958,550 of our common shares and sole power to dispose and direct the disposition of 11,459,285 of our common shares.

(4) Based on information contained in a Schedule 13D jointly filed on May 16, 2005 by Aquilon Capital Corp. Scott Leckie and Jeffrey Francoz, (a) Aquilon Capital Corp. has sole power to vote or to direct the vote of 100,000 of our common shares, sole power to dispose and direct the disposition of 100,000 of our common shares, shared power to vote or to direct the vote of 6,487,520 of our common shares, and shared power to dispose and direct the disposition of 6,487,520 of our common shares; (b) Mr. Leckie has shared power to vote or to direct the vote of 6,587,520 of our common shares and shared power to dispose and direct the disposition of 6,587,520 of our common shares; and (c) Mr. Francoz has shared power to vote or to direct the vote of 6,587,520 of our common shares and shared power to dispose and direct the disposition of 6,587,520 of our common shares.

On May 27, 2005, there were approximately 3,769 holders of record of our common shares, of which approximately 1,869 holders, holding approximately 27% of the outstanding common shares, were resident in the United States and approximately 1,682 holders, holding approximately 72% of the outstanding common shares, were resident in Canada.

B. Related party transactions

None

C. Interests of experts and counsel

Not applicable

Item 8 Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18, "Financial Statements"

Litigation

The Company is a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of its business. In the opinion of the Company, any monetary liabilities or financial impacts of such lawsuits and claims or potential claims that exceed the amounts already recognized would not be material to the consolidated financial position of the Company or the consolidated results of its operations.

Dividend Policy

The Company has not declared or paid any dividends on its common shares and the Board of Directors anticipates that, with the exception of preferred share dividend requirements, all available funds will be applied in the foreseeable future to finance growth and improve the Company's competitive position and profitability.

Pursuant  to  the  terms  of  the  Cdn$2.00  Cumulative  Redeemable  Convertible
Preferred Shares, 1983 R&D Series (Preferred Shares - R&D Series), the Company will not be permitted to pay any dividends on common shares unless all dividends accrued on the preferred shares have been declared and paid or set apart for payment.

Dividends paid by the Company to common shareholders not resident in Canada would generally be subject to Canadian withholding tax at the rate of 25% or such lower rate as may be provided under applicable tax treaties. Under the Canada - United States tax treaty, the rate of withholding tax applicable to such dividends paid to residents of the United States would generally be 5%. See
Item 10.E Taxation.

B. Significant Changes

See Note 25 to the Consolidated Financial Statements in Item 18 for information on significant changes.

Item 9 The Offer and Listing

A. Offer and listing details

Our shares are traded on The New York Stock Exchange and The Toronto Stock Exchange.

The annual high and low market prices for the five most recent fiscal years are as follows:

New York Stock Exchange
(U.S. Dollars)

                      ---------------------------
                       High                  Low
                      ---------------------------

2001                   27.19                7.13
2002                   12.74                6.15
2003                   10.05                1.18
2004                    5.76                2.60
2005                    4.47                1.59


Toronto Stock Exchange
(Canadian Dollars)

                      ---------------------------
                       High                  Low
                      ---------------------------

2001                   40.40               10.90
2002                   20.30                9.25
2003                   15.95                1.98
2004                    7.94                3.40
2005                    5.88                1.94


The high and low sales prices for each quarter of the last two fiscal years are as follows:

New York Stock Exchange
(U.S. Dollars)

                                         2005                      2004
                                  -------------------       -------------------
                                   High         Low          High          Low
                                  -------------------       -------------------

1st Quarter                        4.29         3.16         5.69         3.46
2nd Quarter                        4.47         2.76         5.76         3.83
3rd Quarter                        3.34         2.43         4.36         2.60
4th Quarter                        2.62         1.59         4.88         3.16

Toronto Stock Exchange
(Canadian Dollars)

                                         2005                      2004
                                  -------------------       -------------------
                                   High         Low          High          Low
                                  -------------------       -------------------

1st Quarter                        5.82         4.36         7.73         5.02
2nd Quarter                        5.88         3.62         7.94         5.18
3rd Quarter                        4.20         2.81         5.75         3.40
4th Quarter                        3.12         1.94         6.45         4.36

The high and low market prices for each month for the most recent six months are as follows:

New York Stock Exchange
(U.S. Dollars)

                                                       --------------------
                                                        High           Low
                                                       --------------------

October 2004                                            3.34          2.59
November 2004                                           2.90          2.53
December 2004                                           2.97          2.43
January 2005                                            2.62          1.59
February 2005                                           2.02          1.68
March 2005                                              1.85          1.64
April 2005                                              1.65          1.28
May 2005                                                1.67          1.30


Toronto Stock Exchange
(Canadian Dollars)

                                                       --------------------
                                                        High           Low
                                                       --------------------

October 2004                                            4.20          3.13
November 2004                                           3.47          3.02
December 2004                                           3.57          2.81
January 2005                                            3.12          1.94
February 2005                                           2.51          2.06
March 2005                                              2.28          1.98
April 2005                                              2.03          1.58
May 2005                                                2.10          1.63

B. Plan of distribution

Not applicable

C. Markets

Our shares were first listed on the New York Stock Exchange on May 18, 1981 and on The Toronto Stock Exchange on August 13, 1979. Prior to September 7, 2001, the stock symbol of our shares was MLT. Effective September 7, 2001, the stock symbol of our shares was changed to ZL.

D. Selling shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the issue

Not applicable

Item 10 Additional Information

A. Share capital

Not applicable

B. Memorandum and articles of association

Zarlink was incorporated in Canada on March 8, 1971 and continued under the Canada Business Corporations Act ("CBCA") on November 9, 1976 under company number 30203-1.

In March 1986, the board of directors of Zarlink adopted By-law No. 16, a by-law relating generally to the transaction of the business and affairs of the Company. A first amendment to By-law No. 16 was adopted by the board of directors on April 1986, a second amendment in May 1995 and a third amendment in May 2002.

On July 6, 1986, at a meeting of the shareholders, the shareholders of Zarlink ratified the adoption of By-law No. 16 and the first amendment to By-law No. 16. On July 27, 1995 and July 31, 2002, the shareholders ratified the second and third amendments to By-law No. 16 at meetings of shareholders.

Zarlink's   certificate  and  articles  of  incorporation  do  not  contain  any limitations on Zarlink's objects or purposes. The following is a summary of certain provisions of Zarlink's certificate and articles of incorporation:

Meetings of Shareholders

Subject to the CBCA, the annual meeting of shareholders of Zarlink is to be held on such day and at such time in each year as the board, the chairperson of the board, the president or an executive vice-president, may from time to time determine, for the purpose of considering the financial statements and reports required by the CBCA to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting. Pursuant to subsections 133(b) and 155(1) of the CBCA, Zarlink must hold the annual meeting of its shareholders at least once every year and not later than fifteen months after the preceding annual meeting of shareholders. Zarlink must place before the shareholders at every annual meeting comparative financial statements for the immediately preceding financial year along with the report of the auditor.

In accordance with subsection 143 of the CBCA, the holders of not less than five percent of the issued and outstanding shares of Zarlink that carry the rights to vote may requisition the directors (by sending the requisition to each director and to the registered office of Zarlink) to call a meeting of shareholders for the purposes stated in the requisition. Upon the requisition of shareholders, the directors shall proceed to convene the meeting or meetings to be held in the manner set forth in the by-laws of Zarlink or the CBCA, as applicable. The requisition shall state the business to be transacted at the meeting.

Subject to the CBCA, notice of the time and place of each meeting of shareholders shall be sent not less than 21 days nor more than 60 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditor of Zarlink. If a meeting of shareholders is adjourned for less than 30 days, it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

A quorum of shareholders is present at a meeting of shareholders of Zarlink if the holders of ten percent of the shares entitled to vote at the meeting are present in person or represented by proxy, provided that a quorum shall not be less than five persons.

Section 137 of the CBCA prescribes the method under which proposals may be made by shareholders entitled to vote. The shareholders must submit to the Company a notice of any matter that the person proposes to raise at the meeting. The Company shall set out the proposal in the management proxy circular and the proposing shareholder may request the inclusion of a supporting statement. If the Company does not include the proposal in the management proxy circular, it must send a notice of refusal to the proposing shareholder including the reasons why the proposal will not be included. Either the shareholder and/or the Company may apply to the courts claiming aggrievance.

Directors

The board of directors must consist of no fewer than five and not more than 15 directors. The directors may appoint one or more directors to hold office until the next annual meeting of shareholders provided that the total number of directors appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders. At least 25 percent of the directors of Zarlink must be resident Canadians. The board shall manage or supervise the management of the business and affairs of Zarlink. Section 122 of the CBCA states that every director and officer of the Company shall act honestly and in good faith with a view to the best interests of the Company and to exercise care, diligence and skill that a reasonable prudent person would exercise in comparable circumstances. Subject to its by-laws and articles, the directors of Zarlink may fix the remuneration of the directors of Zarlink.

No director or officer shall be liable for: (a) the acts, receipts, neglects or defaults of any other director, officer or employee; (b) any loss, damage or expense happening to Zarlink through the insufficiency or deficiency of title to any property acquired by, for, or on behalf of Zarlink, or for the insufficiency or deficiency of any security in or upon which any of the moneys of Zarlink shall be loaned out or invested; (c) any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or other effects belonging to Zarlink shall be deposited; (d) any loss occasioned by any error of judgment or oversight on his part; (e) any other loss, damage or misfortune whatever which may happen in the execution of the duties of the director's or officer's respective office or in relation thereto; provided that nothing shall relieve a director or officer from the duty to act in accordance with the CBCA or relieve such director or officer from liability for a breach of the CBCA.

Zarlink shall indemnify a director or officer of the Company, a former director or officer of the Company or another individual who acts or acted at the Company's request as a director or officer, or an individual acting in a similar capacity, of another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal or administrative, investigative or other proceeding (a "proceeding") in which the individual is involved because of that association with the Company or other entity. The Company may not indemnify an individual in connection with the previous sentence unless the individual: (a) acted honestly and in good faith with a view to the best interests of the Company or other entity for which the individual acted as a director or officer or in a similar capacity at the Company's request, as the case may be; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful.

A director or officer of Zarlink who is a party to a material transaction or material contract, or proposed material transaction or material contract with the Company, is a director or an officer of, or acts in a capacity similar to a director or officer of, or has a material interest in any person who is a party to a material transaction or material contract or proposed material transaction or material contract with the Company shall disclose the nature and extent of his/her interest at the time and in the manner provided in the CBCA. Except as provided in the CBCA, no such director of the Company shall vote on any resolution to approve any such contract or transaction. If a material transaction or material contract is made between the Company and one or more of its directors or officers, or between the Company and another person of which a director or officer of the Company is a director or officer or in which he has a material interest, the transaction is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the transaction or contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the transaction, if the director or officer disclosed his interest in accordance with the provisions of the CBCA and the transaction or contract was approved by the directors or the shareholders and it was reasonable and fair to the Company at the time it was approved.

Capital Stock

Pursuant to its articles of incorporation, as amended, Zarlink's authorized capital consists of an unlimited number of common shares without par value (the "Common Shares") and an unlimited number of preferred shares, issuable in series at the discretion of the board of directors.

On January 13, 1984, Zarlink filed Articles of Amendment amending its authorized capital to create a class of preferred shares issuable in series. On February 1, May 16, September 7 and October 9, 1984, May 23, 1986, May 27, 1987 and January 21, 1988, Zarlink filed Articles of Amendment to create seven series of preferred shares, the R&D Series Shares and the Series A, B, C, D, E and F Preferred Shares (collectively, the "Preferred Shares"). Only the R&D Series Shares are outstanding.

The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class and to each series of Preferred Shares are set out in the Articles of Amendment dated January 23, February 1, May 16, September 7 and October 9, 1984, May 23, 1986, May 27, 1987 and January 21, 1988 and attached as
Exhibit 1.1.

The following summarizes the key rights, privileges, restrictions and conditions attached to the Common Shares and to the Preferred Shares as a class and the R&D Series Shares as a series.

The holders of Common Shares are entitled to one vote for each share held at all meetings of shareholders, except meetings at which only holders of Preferred Shares of one or more series are entitled to vote. The holders of Common Shares are entitled to receive dividends if, as and when declared by the board of directors of Zarlink, subject to the rights of holders of Preferred Shares. In the event of any liquidation, dissolution or winding-up of Zarlink, subject to the rights of holders of Preferred Shares, the holders of Common Shares are entitled to participate rateably in any distribution of the remaining property of Zarlink.

The Preferred Shares are issuable in series. The board of directors of Zarlink is authorized to fix the number of shares in each series, and to determine their designation and attributes, which may include voting rights. The Preferred Shares are entitled to priority over the Common Shares with respect to the payment of dividends and the distribution of property of Zarlink in the event of any liquidation, dissolution or winding-up of Zarlink.

The holders of R&D Series Shares are entitled to receive, if, when and as declared by the board of directors of Zarlink, fixed cumulative preferential cash dividends at a rate per share of Cdn$2.00 per annum, payable quarterly. Zarlink may redeem at any time the R&D Series Shares on payment of Cdn$25.00 per share, plus accrued and unpaid dividends. Zarlink must make reasonable efforts to purchase one percent of the R&D Series Shares (22,400 shares) in each calendar quarter (four percent per annum) at a price not exceeding Cdn$25.00 per share, plus accrued and unpaid dividends and reasonable costs of purchase. In the event of any liquidation, dissolution or winding-up of Zarlink, the holders of R&D Series Shares are entitled to Cdn$25.00 per share, plus accrued and unpaid dividends. In the event that dividends are not declared and paid on a quarterly basis, Zarlink may not, while dividends are in arrears, redeem less than all of the outstanding R&D Series Shares.

Amendment to the Articles of Incorporation

Under the CBCA, an amendment to the articles of incorporation generally requires approval by special resolution of the voting shares. A "special resolution" is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on the resolution. Specified amendments may also require the approval of other classes of shares. If the amendment is of a nature affecting a particular class or series in a manner requiring a separate class or series vote, that class or series is entitled to vote on the amendment whether or not it otherwise carries the right to vote.

Extraordinary Transactions

Under the CBCA, certain extraordinary corporate actions, such as amalgamations (other than with certain affiliated corporations), continuances and sales, leases or exchanges of all, or substantially all, of the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by "special resolution".

C. Material contracts

Management considers all other contracts to which the Company is a party in the most recent two years to be in the ordinary course of business. See Item 4.D for a description of material leases and Item 6.B for a description of executive employment contracts.

D. Exchange controls

There are no government laws, decrees or regulations in Canada that restrict the export or import of capital or, subject to the following sentence, which affect the remittance of dividends or other payments to nonresident holders of the Company's common shares. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to Article X of the 1980 Canada-United States Income Tax Convention. See "Item 10.E Taxation" for additional discussion on tax matters.

E. Taxation

Material Canadian Federal Income Tax Considerations

The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our common and preferred shares ("shares") and no opinion or representation with respect to the Canadian or United States federal, state, provincial, local or other income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the federal, state, provincial, local and foreign tax consequences of purchasing, owning and disposing of Zarlink's shares.

Taxation of Dividends

The Canadian Income Tax Act provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as Zarlink) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend or deemed dividend.

Provisions in the Income Tax Act relating to dividend and deemed dividend payments to and capital gains realized by non-residents of Canada who are residents of the United States are subject to the 1980 Canada-United States Income Tax Convention (Tax Treaty). Article X of the Tax Treaty provides that the rate of Canadian non-resident withholding tax on dividends or deemed dividends paid to a United States corporation that beneficially owns at least 10% of the voting shares of the corporation paying the dividend shall not exceed 5% of the dividend or deemed dividend, and in any other case, the rate of non-resident withholding tax shall not exceed 15% of the dividend or deemed dividend.

Disposition of Shares

A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of shares unless the shares constitute or are deemed to constitute "taxable Canadian property" (as defined in the Canadian Tax Act) (other than treaty-protected property, as defined in the Canadian Tax Act) at the time of such disposition. Shares of a corporation resident in Canada that are listed on a prescribed stock exchange for purposes of the Canadian Tax Act will be "taxable Canadian property" under the Canadian Tax Act if, at any time during the five-year period immediately preceding the disposition or deemed disposition of the share, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with such persons owned 25% or more of the issued shares of any class or series of shares of the corporation that issued the shares. Provided they are listed on a prescribed stock exchange for purposes of the Canadian Tax Act (which includes the TSX and NYSE), shares acquired by a U.S. Holder generally will not be taxable Canadian property to a U.S. Holder unless the foregoing 25% ownership threshold applies to the U.S. Holder with respect to Zarlink or the shares are otherwise deemed by the Canadian Tax Act to be taxable Canadian property. Even if the shares are taxable Canadian property to a U.S. Holder, they generally will be treaty-protected property if the value of such shares at the time of disposition is not derived principally from real property situated in Canada. Consequently, any gain realized by the U.S. Holder upon the disposition of the shares generally will be exempt from tax under the Canadian Tax Act.

Material United States Federal Income Tax Considerations

The following discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. In addition, this discussion does not cover any state, local or foreign tax consequences. The following is a discussion of United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of shares of Zarlink who holds such shares as capital assets. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below that are excluded from the definition of a U.S. Holder.

Dividends

Except as otherwise discussed below under "Passive Foreign Investment Company Considerations," U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income (but in the case of individuals, only if they itemize deductions). See "Foreign Tax Credit." To the extent that distributions exceed current or accumulated earnings and profits of Zarlink, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the shares (which adjusted basis must therefore be reduced) and thereafter as a gain from the sale or exchange of the shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. Moreover, "qualified dividends" received by U.S. Holders who are individuals, during tax years beginning before January 1, 2009, from any "qualified foreign corporation" are subject to a preferential tax rate, provided such individual U.S. Holder meets a certain holding period requirement. A "qualified foreign corporation" is generally any corporation formed in a foreign jurisdiction which has a comprehensive income tax treaty with the United States or, if not, the dividend is paid with respect to stock that is readily tradable on an established United States market. However, a "qualified foreign corporation" excludes a foreign corporation that is a passive foreign investment company for the year the dividend is paid or the previous year. Zarlink believes that it qualifies as a "qualified foreign corporation". There are currently no preferential tax rates for a U.S. Holder that is a corporation.

In general, dividends paid on our shares will not be eligible for the same dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from Zarlink (unless Zarlink is a "passive foreign investment company" as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of Zarlink. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of shares of Zarlink may be entitled, at the election of the U.S. Holder, to either a tax credit or a deduction for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S.
Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of Zarlink may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by Zarlink under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective shareholders should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares

Except as otherwise discussed below under "Passive Foreign Investment Company Considerations," a gain or loss realized on a sale of shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his or its tax basis in the shares. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Individual U.S. Holders may carryover unused capital losses to offset capital gains realized in subsequent years. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), any unused capital losses may only be carried back three and forward five years from the loss year to offset capital gains until such net capital losses are exhausted.

Tax Consequences if We Are a Passive Foreign Investment Company

If Zarlink is a "passive  foreign  investment  company"  or "PFIC" as defined in
Section 1297 of the Code, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is "passive income", which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if Zarlink elects, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Zarlink does not believe that it will be a PFIC for the current fiscal year or for future years. Whether Zarlink is a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of Zarlink's income and assets, including cash. U.S. Holders should be aware, however, that if Zarlink becomes a PFIC, it may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat Zarlink as a "qualified electing fund" for purposes of one of the two alternative tax regimes applicable to a PFIC.

If Zarlink were to become a PFIC, special taxation rules under Section 1291 of the Code would generally apply to treat as ordinary income gains realized on the disposition of shares and certain "excess distributions" as defined in Section 1291(b) of the Code, plus impose an interest charge. Alternatively, if U.S. Holders were able to treat Zarlink as a qualified electing fund, U.S. Holders would generally treat any gain realized on the disposition of shares as capital gain and may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on their share of Zarlink's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. U.S. Holders or potential shareholders should consult their own tax advisor concerning the impact of these rules on their investment in Zarlink.

Information Reporting and Backup Withholding

United States Holders generally are subject to information reporting requirements with respect to dividends paid in the United States and on proceeds paid from the disposition of shares. Backup withholding at a current rate of 28% with respect to dividends paid in the United States and on proceeds paid from the disposition of shares would apply unless the U.S. Holder provides a correct taxpayer identification number, certifies that it is not subject to backup withholdings, and otherwise complies with applicable requirements of the backup withholding rules. Certain persons are exempt from information reporting and backup withholding, including corporations and financial institutions.

F. Dividends and paying agents

Not applicable

G. Statements by experts

Not applicable

H. Documents on display

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report or is incorporated by reference, the contract or document is deemed to modify our description. You must review the exhibits themselves for a complete description of the contract or document.

You may review a copy of our filings with the SEC, including exhibits and schedules filed with this Annual Report, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a web-site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We began to file electronically with the SEC in November 2000.

You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above and you may also access some of them electronically at the web-site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

We also file reports, statements and other information with the Canadian Securities Administrators, or the CSA, and these can be accessed electronically at the CSA's System for Electronic Document Analysis and Retrieval web-site (http://www.sedar.com).

I. Subsidiary Information

Not applicable

Item 11 Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial statements due to adverse changes in financial market prices and rates. We are exposed to market risk from changes in foreign exchange and interest rates. To manage these risks, we use certain derivative financial instruments including foreign exchange forward contracts and other derivative instruments from time to time, which have been authorized pursuant to board-approved policies and procedures. We do not hold or issue financial instruments for trading or speculative purposes.

We use forward contracts and foreign currency options to reduce the exposure to foreign exchange risk on operating cash flows. Our most significant foreign exchange exposures, after the change to the U.S. dollar as the functional currency in Fiscal 2004, relate to the U.K. pound sterling, the Canadian dollar, and the Swedish kronor. At March 25, 2005, there were no unrealized gains or losses on our forward contracts and foreign currency options. Unrealized gains and losses are calculated as the difference between the actual contract rates and the applicable current market rates that would be used to terminate the forward contracts and foreign currency options on March 25, 2005, if it became necessary to unwind these contracts. Additional potential gains in the net fair value of these contracts, assuming a 5% appreciation in the U.S. dollar against all currencies, at March 25, 2005, would have been approximately $0.3. Conversely, a 5% depreciation in the U.S. dollar against all currencies would have produced a loss of $0.2. We believe that the established hedges are effective against known and anticipated cash flows, and that potential future losses from these hedges being marked to market would be largely offset by gains on the underlying hedged transactions.

Our assets and liabilities denominated in foreign currencies are subject to the effects of exchange rate fluctuations of those currencies relative to the U.S. dollar. Our most significant liability denominated in a foreign currency is our pension liability denominated in Swedish kronor. We are considering alternatives to reduce our exposure to foreign currency fluctuations on this liability.

For Fiscal 2006, our primary exposure to interest rates is expected to be in the rollover of our short-term investment portfolio. In accordance with Company policy, cash equivalent and short-term investment balances are primarily comprised of high-grade money market instruments with original maturity dates of less than one year. We do not hedge the re-investment risk on our short-term investments.

Based on a sensitivity analysis performed on the financial instruments held at March 25, 2005 that are sensitive to changes in interest rates, the impact to the fair value of our cash equivalents and short-term investments portfolio by an immediate hypothetical parallel shift in the yield curve of plus or minus 50, 100 or 150 basis points would result in an insignificant decline or increase in portfolio value.

The estimated potential losses discussed previously assume the occurrence of certain adverse market conditions. They do not consider the potential effect of favorable changes in market factors and do not represent projected losses in fair value that we expect to incur. Any future financial impact would be based on actual developments in global financial markets. Other than the planned review of alternatives to reduce exposure to foreign currency fluctuations on the Swedish pension liability, we do not foresee any significant changes in the strategies used to manage foreign exchange and interest rate risks in the near future.

Item 12 Description of Securities Other than Equity Securities

Not applicable

                                    PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15 Controls and Procedures

The Company's management carried out an evaluation, with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as of March 25, 2005. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures:

(i) were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 are recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission; and

(ii) were designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

In conjunction with the Company's review and evaluation of its internal controls during the year ended March 25, 2005, the Company initiated a number of measures to improve the internal controls over the existence and valuation of inventory. In general, these measures included improved reconciliation procedures, and documented reviews and approvals of work performed or procedures executed.
Additional improvements will impact our process for estimating inventory obsolescence based upon assessments of inventory levels in excess of the estimated twelve-month demand.

In connection with the evaluation required by Rule 13a-15(d) under the Exchange Act that occurred during the year ended March 25, 2005, the Company's management has assessed that these control improvements have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A Audit committee financial expert

The NYSE Rules require that all of audit committee members be independent and financially literate, as defined by such rules. The Company is also required, under the Sarbanes-Oxley Act and SEC Rules, to disclose whether it has an audit committee financial expert (within the meaning of such rules) serving on its audit committee. The Board of Directors has reviewed the qualifications of the members of the audit committee and has determined that all audit committee members are independent and financially literate and that Hubert T. Lacroix, Chairperson of the Audit Committee, and J. Spencer Lanthier, a member of the Audit Committee, are the audit committee financial experts.

Mr. Lacroix has acquired a good understanding of the accounting principles used to prepare financial statements, in general, resulting from his legal practice specializing in business law and the positions held with Telemedia

Corporation as well as the experience acquired as a member of audit committees for several public and private corporations over a period of nearly 20 years. This experience allows him to understand the accounting principles used by the Company in preparing its financial statements and to evaluate, in general, the application of accounting principles as they relate to the accounting of the Company's estimates, accounts receivable, accounts payable and reserves.
Moreover, he has an excellent understanding of the procedures regarding the disclosure of financial information.

Mr. Lanthier has held a long and distinguished career with KPMG Canada culminating in the position of Chairman and Chief Executive from 1993 until his retirement. He also served as a member of the KPMG International Executive Committee and Board. Mr. Lanthier was awarded his F.C.A. designation by the Institute of Chartered Accountants of Ontario in 1982 and served as a partner of KPMG Canada from 1972 until his retirement in 1999. He received the Award of Outstanding Merit from the Institute of Chartered Accountants of Ontario in
2001. As a result of his accounting background and active practice as a certified public accountant for over 27 years, Mr. Lanthier has developed a high level of financial expertise. Mr. Lanthier has experience in preparing, auditing, analyzing or evaluating financial statements that present a certain breadth and level of complexity of accounting issues and has actively supervised persons engaged in performing similar functions.

Item 16B Code of Ethics

All of the Company's employees (including the senior executives) are subject to a Code of Ethics and Business Conduct. The Chief Executive Officer, the Chief Financial Officer and the Corporate Controller of the Company must, in addition, meet the standards and requirements of the Supplementary Code of Ethics and Business, which are available to any shareholder upon request without charge, and also available in their entirety at the Company's website at www.zarlink.com.

The Board of Directors continues to monitor changes to corporate governance rules and best practices and to take appropriate action, including, as appropriate, the adoption of voluntary policies and procedures.

Item 16C Principal Accountant Fees and Services

The following table represents the aggregate fees billed by Ernst & Young LLP in Fiscal 2004 and Fiscal 2005:

Ernst & Young LLP                                 Fiscal 2005    Fiscal 2004 (4)
--------------------------------------------------------------------------------
Audit services (1)                                 $1,780,000           $594,000
Audit related services (2)                            $56,000            $39,000
Tax services (3)                                     $265,000           $272,000
                                               ---------------------------------
Total                                              $2,101,000           $905,000

(1) These fees included fees paid for the audit of the consolidated financial statements and other services performed such as statutory audits and quarterly reviews. The increase in fees for audit services in Fiscal 2005 includes $1,102,000 related to audit work on internal controls with respect to financial reporting.

(2)   These fees included fees paid for the audit of employee benefit plans.

(3) These fees generally included fees for assistance with corporate tax compliance as well as income tax compliance and other assistance to expatriates.

(4) These amounts differ from the fees disclosed in last year's proxy circular due to $98,000 in fees paid in Fiscal 2005 attributable to work related to Fiscal 2004.

The Audit Committee has adopted a policy that requires advance approval of all audit, audit-related, tax and other services performed by the independent auditor. The policy provides for pre-approval by the Audit Committee of specifically defined audit and non-audit services. Unless the specific service has been previously pre-approved with respect to that year, the Audit Committee must approve the permitted service before the independent auditor is engaged to perform it.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

                                    PART III

Item 17 Financial Statements

Not applicable

Item 18 Financial Statements

The following financial statements and supplementary data have been filed as part of this Annual Report:

                                                                        Page No.
                                                                        --------

Auditors' Report to the Shareholders                                       67
Consolidated Balance Sheets as at March 25, 2005 and March 26, 2004        68
Consolidated Statements of Shareholders' Equity for the
  years ended March 25, 2005, March 26, 2004, and March 28, 2003           69
Consolidated Statements of Loss for the years ended
  March 25, 2005, March 26, 2004, and March 28, 2003                       70
Consolidated Statements of Cash Flows for the years ended
  March 25, 2005, March 26, 2004, and March 28, 2003                       71
Notes to the Consolidated Financial Statements                             72
Valuation and Qualifying Accounts                                          97

Report of Independent Registered Public Accounting Firm

To the Shareholders of Zarlink Semiconductor Inc.:

We  have  audited  the  accompanying  consolidated  balance  sheets  of  Zarlink
Semiconductor Inc. as at March 25, 2005 and March 26, 2004 and the related consolidated statements of shareholders' equity, loss, and cash flows for each of the years in the three-year period ended March 25, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zarlink Semiconductor Inc. as at March 25, 2005 and March 26, 2004 and the results of its operations and its cash flows for each of the three years in the period ended March 25, 2005, in conformity with United States generally accepted accounting principles.

Ottawa, Canada                                      /s/ Ernst & Young LLP
May 17, 2005                                        ---------------------
                                                    Chartered Accountants

                           Zarlink Semiconductor Inc.
                     (Incorporated under the laws of Canada)
                           CONSOLIDATED BALANCE SHEETS
         (In millions of U.S. dollars, except share amounts, U.S. GAAP)

                                                          March 25,    March 26,
                                                            2005         2004
                                                          ---------    ---------
ASSETS
Current assets:
  Cash and cash equivalents                                $ 19.4       $ 27.0
  Short-term investments                                     39.6         54.8
  Restricted cash                                            13.9         10.0
  Trade accounts receivable - less
    allowance for doubtful accounts of
    $0.2 (March 26, 2004 - $0.3)                             23.2         24.1
  Other accounts receivable                                   4.2          2.9
  Note receivable, net of deferred gain
    of $1.9 (March 26, 2004 - $17.1)                          0.1          0.1
  Inventories                                                23.2         20.8
  Prepaid expenses and other                                  5.9          4.5
                                                           ------       ------
                                                            129.5        144.2
Fixed assets - net                                           33.4         41.1
Deferred income tax assets - net                              3.5          7.5
Other assets                                                  4.9          4.6
                                                           ------       ------
                                                           $171.3       $197.4
                                                           ======       ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable                                   $ 14.6       $ 15.0
  Employee-related payables                                   9.6         11.1
  Income and other taxes payable                              3.5          7.9
  Current portion of provisions for
    exit activities                                           7.9          2.2
  Other accrued liabilities                                   5.8         10.9
  Deferred credits                                            1.4          0.7
  Current portion of long-term debt                            --          0.1
                                                           ------       ------
                                                             42.8         47.9
Long-term debt                                                0.1          0.1
Long-term portion of provision for
  exit activities                                             0.9          0.5
Pension liabilities                                          19.3         16.7
                                                           ------       ------
                                                             63.1         65.2
                                                           ------       ------
Redeemable preferred shares, unlimited
  shares authorized; non-voting;
  1,347,600 shares issued and
  outstanding (2004 - 1,390,300)                             17.2         17.6
                                                           ------       ------

Commitments and contingencies (notes
  8, 10 and 11)

Shareholders' equity:
  Common shares, unlimited shares
    authorized; no par value;
    127,308,973 shares issued and
    outstanding (March 26, 2004 -
    127,301,411)                                            768.4        768.4
  Additional paid-in capital                                  2.2          2.3
  Deficit                                                  (646.5)      (623.5)
  Accumulated other comprehensive loss                      (33.1)       (32.6)
                                                           ------       ------
                                                             91.0        114.6
                                                           ------       ------
                                                           $171.3       $197.4
                                                           ======       ======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    (In millions of U.S. dollars, U.S. GAAP)

                                               Common Shares                                             Accumulated
                                            -------------------    Additional    Deferred                   Other          Total
                                              Number                 Paid in       Stock                Comprehensive  Shareholders'
                                            (millions)   Amount      Capital   Compensation   Deficit        Loss         Equity
                                            ----------------------------------------------------------------------------------------
Balance, March 29, 2002                        127.1     $767.6      $  4.1       $ (0.8)     $(522.9)     $(45.9)        $202.1
  Net loss                                        --         --          --           --        (57.9)         --          (57.9)
  Unrealized net derivative
    gain on cash flow hedges                      --         --          --           --           --         0.3            0.3
  Minimum pension liability                       --         --          --           --           --         2.5            2.5
  Translation adjustment                          --         --          --           --           --        10.6           10.6
                                                                                                                          ------
  Comprehensive loss                              --         --          --           --           --          --          (44.5)
                                                                                                                          ------
  Issuance of common stock                       0.2        0.7          --           --           --          --            0.7
    under stock benefit plans
  Stock compensation expense
    (recovery)                                    --         --        (2.0)         0.8           --          --           (1.2)
  Preferred share dividend                        --         --          --           --         (2.0)         --           (2.0)
                                            ----------------------------------------------------------------------------------------
Balance, March 28, 2003                        127.3      768.3         2.1           --       (582.8)      (32.5)         155.1
                                            ----------------------------------------------------------------------------------------
  Net loss                                        --         --          --           --        (38.6)         --          (38.6)
  Unrealized net derivative
    gain (loss) on cash flow
    hedges                                        --         --          --           --           --        (0.1)          (0.1)
                                                                                                                          ------
  Comprehensive loss                              --         --          --           --           --          --          (38.7)
                                                                                                                          ------
  Issuance of common stock                        --        0.1          --           --           --          --            0.1
    under stock benefit plans
  Stock compensation expense
   (recovery)                                     --         --         0.2           --           --          --            0.2
  Preferred share dividend                        --         --          --           --         (2.1)         --           (2.1)
                                            ----------------------------------------------------------------------------------------
Balance, March 26, 2004                        127.3      768.4         2.3           --       (623.5)      (32.6)         114.6
                                            ----------------------------------------------------------------------------------------
  Net loss                                        --         --          --           --        (20.8)         --          (20.8)
  Unrealized net derivative
    gain (loss) on cash flow
    hedges                                        --         --          --           --           --         0.2            0.2
  Minimum pension liability                       --         --          --           --           --        (0.7)          (0.7)
                                                                                                                          ------
  Comprehensive loss                              --         --          --           --           --          --          (21.3)
                                                                                                                          ------
  Stock compensation expense                      --         --         0.1           --           --          --            0.1
    (recovery)
  Redemption of preferred shares                  --         --        (0.2)          --           --          --           (0.2)
  Preferred share dividend                        --         --          --           --         (2.2)         --           (2.2)
                                            ----------------------------------------------------------------------------------------
Balance, March 25, 2005                        127.3     $768.4      $  2.2       $   --      $(646.5)     $(33.1)        $ 91.0
                                            ========================================================================================

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                         CONSOLIDATED STATEMENTS OF LOSS
       (In millions of U.S. dollars, except per share amounts, U.S. GAAP)

                                                        Years Ended
                                           March 25,     March 26,     March 28,
                                             2005          2004          2003
                                           -------------------------------------
Revenue                                     $ 214.2       $ 198.5       $ 193.8

Cost of revenue                               126.7         109.1         103.4
                                            -------       -------       -------
Gross margin                                   87.5          89.4          90.4
                                            -------       -------       -------

Expenses:
  Research and development                     65.2          75.1          87.5
  Selling and administrative                   55.3          48.7          48.5
  Asset impairment and other                    4.0          11.1            --
  Gain on sale of business                    (15.9)         (0.2)         (2.5)
  Stock compensation recovery                    --            --          (1.4)
                                            -------       -------       -------
                                              108.6         134.7         132.1
                                            -------       -------       -------
Operating loss from
  continuing operations                       (21.1)        (45.3)        (41.7)

Other income                                    1.1           1.9           7.4
Other expense                                  (1.3)         (1.0)        (23.9)
Interest expense                                 --          (0.9)         (1.0)
                                            -------       -------       -------

Loss from continuing
  operations before income
  taxes                                       (21.3)        (45.3)        (59.2)

Income tax (expense) recovery                   0.5           5.5          (1.1)
                                            -------       -------       -------

Loss from continuing operations               (20.8)        (39.8)        (60.3)

Discontinued operations, net
  of tax (2005 -nil; 2004 -
  recovery of 1.2; 2003 - nil)                   --           1.2           2.4
                                            -------       -------       -------

Net loss                                    $ (20.8)      $ (38.6)      $ (57.9)
                                            =======       =======       =======

Net loss attributable to
  common shareholders after
  preferred share dividends
  and premiums on preferred
  share repurchases                         $ (23.2)      $ (40.7)      $ (59.9)
                                            =======       =======       =======

  Loss per common share from
    continuing operations:

    Basic and diluted                       $ (0.18)      $ (0.33)      $ (0.49)
                                            =======       =======       =======
  Income per common share from
    discontinued operations:

    Basic and diluted                       $    --       $  0.01       $  0.02
                                            =======       =======       =======
  Net loss per common share:

    Basic and diluted                       $ (0.18)      $ (0.32)      $ (0.47)
                                            =======       =======       =======
Weighted average number of
  common shares outstanding
  (millions):

   Basic and diluted                          127.3         127.3         127.1
                                            =======       =======       =======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (In millions of U.S. dollars, U.S. GAAP)

                                                         Years Ended
                                             March 25,    March 26,    March 28,
                                               2005         2004         2003
                                             -----------------------------------
CASH PROVIDED BY (USED IN)
Operating activities:
  Net loss                                    $(20.8)      $(38.6)      $(57.9)
  Depreciation of fixed assets                   8.5         12.1         13.1
  Amortization of other assets                    --          1.6          1.3
  Stock compensation expense
    (recovery)                                   0.1          0.2         (1.4)
  Deferred income taxes                          4.0          1.9          0.5
  Other non-cash changes in
    operating activities                       (12.0)        10.3         18.0
  Decrease (increase) in
    working capital:
    Accounts receivable                         (0.5)        (2.7)         8.8
    Inventories                                 (2.4)         3.3         12.0
    Payables and accrued
      liabilities                               (4.9)        (6.5)       (17.1)
    Deferred credits                             0.7         (0.3)        (1.4)
    Prepaid expenses and other                  (1.7)        (1.6)        (0.6)
                                              ------       ------       ------
      Total                                    (29.0)       (20.3)       (24.7)
                                              ------       ------       ------
Investing activities:
  Purchased short-term
    investments                                (94.2)      (134.9)      (252.7)
  Matured short-term investments               109.4        169.6        243.8
  Expenditures for fixed and
    other assets                                (3.8)        (5.5)        (8.1)
  Proceeds from disposal of
    fixed and other assets                       0.7          1.1          0.4
  Proceeds from sale of
    long-term investments                         --          0.6          4.2
  Increase in long-term
    investments                                   --           --         (0.4)
  Proceeds from repayment of
    note receivable                             15.9           --           --
                                              ------       ------       ------
    Total                                       28.0         30.9        (12.8)
                                              ------       ------       ------
Financing activities:
  Repayment of capital lease
    liabilities and long-term
    debt                                        (0.1)        (0.5)        (2.0)
  Pension plan settlement                         --           --         (8.0)
  Increase in restricted cash                   (3.9)        (3.8)        (6.2)
  Payment of dividends on
    preferred shares                            (2.1)        (2.1)        (1.5)
  Issue of common shares                          --          0.1          0.7
  Repurchase of preferred shares                (0.6)        (1.2)        (1.6)
                                              ------       ------       ------
    Total                                       (6.7)        (7.5)       (18.6)
                                              ------       ------       ------
Effect of currency translation
  on cash                                        0.1          0.4          4.0
                                              ------       ------       ------
Increase (decrease) in cash and
  cash equivalents                              (7.6)         3.5        (52.1)
Cash and cash equivalents,
  beginning of year                             27.0         23.5         75.6
                                              ------       ------       ------
Cash and cash equivalents, end
  of year                                     $ 19.4       $ 27.0       $ 23.5
                                              ======       ======       ======

        (See accompanying notes to the consolidated financial statements)

                           ZARLINK SEMICONDUCTOR INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
       (In millions of U.S. dollars, except per share amounts, U.S. GAAP)

1.    NATURE OF OPERATIONS

      Zarlink is an international semiconductor product supplier. The Company's principal business activities comprise the design, manufacture and distribution of microelectronic components for the communications industry. The principal markets for the Company's products are the Asia/Pacific region, Europe and the United States.

2.    ACCOUNTING POLICIES

      These consolidated financial statements have been prepared by management in accordance with United States (U.S.) generally accepted accounting principles (GAAP).

      The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Areas where management uses subjective judgment include, but are not limited to, revenue, inventory valuation, impairment of long-lived assets, restructuring charges, deferred income taxes and commitments and contingencies. Actual results could differ from those estimates and such differences may be material.

(A)   FISCAL YEAR END

      The Company's fiscal year end is the last Friday in March. Normally this results in a fifty-two week year with four thirteen-week quarters.

(B)   BASIS OF CONSOLIDATION

      The consolidated financial statements include the accounts of the Company and of its wholly owned subsidiary companies. Investments in associated companies in which the Company has significant influence are accounted for by the equity method. Investments in companies the Company does not control or over which it does not exercise significant influence are accounted for using the cost method. All significant intercompany balances and transactions have been eliminated on consolidation.

(C)   CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

      All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash equivalents approximates the amounts shown in the financial statements. Short-term investments comprise highly liquid debt instruments that are held to maturity with terms of not greater than one year. Short-term investments are carried at amortized cost, which approximates their fair value.

(D)   RESTRICTED CASH

      Restricted cash consists of cash and cash equivalents pledged with a bank as collateral for various letters of credit, as required under the terms of the Company's credit facility.

(E)   INVENTORIES

      Inventories are valued at the lower of average cost and net realizable value for work-in-process and finished goods, and lower of average cost and current replacement cost for raw materials. The cost of inventories includes material, labor and manufacturing overhead.

(F)   FIXED ASSETS

      Fixed assets are initially recorded at cost, net of related research and development and other government assistance. Management assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset groupings may not be recoverable. In assessing the impairment, the Company compares projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful life against their carrying amounts. If projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on expected discounted cash flows. Changes in the estimates and assumptions used in assessing projected cash flows could materially affect the results of management's evaluation.

      Depreciation is provided on the basis and at the rates set out below:

      Assets                            Basis                            Rate
      --------------------------------------------------------------------------
      Buildings                         Straight-line                     2 - 4%
      Equipment                         Declining balance               20 - 30%
                                        Straight-line                 10 - 33.3%
      Leasehold improvements            Straight-line                        10%

(G)   FOREIGN CURRENCY TRANSLATION

      Since the third quarter of Fiscal 2002, the Company has presented its financial statements in U.S. dollars. However, the Company has historically measured the parent company's financial statements in Canadian dollars and its subsidiaries' financial statements in their respective local currencies. Effective March 29, 2003, the beginning of Fiscal 2004, as a result of the Company's increased economic activities denominated in U.S. dollars, the U.S. dollar became the functional currency across the Company's operations.

      Prior to March 29, 2003, the financial statements of the foreign subsidiaries were measured using the local currency as the functional currency. All balance sheet amounts were translated using the exchange rates in effect at the applicable period end, and income statement amounts were translated using the weighted average exchange rates for the applicable period. Any gains and losses resulting from the changes in exchange rates from year to year were reported as a separate component of other comprehensive loss included in Shareholders' Equity. (See also Note 14.)

      Since the adoption of the U.S. dollar as the Company's functional currency on March 29, 2003, the carrying value of monetary balances denominated in currencies other than U.S. dollars have been remeasured at the balance sheet date rates of exchange. The gains or losses resulting from the remeasurement of these amounts have been reflected in earnings in the respective periods. Non-monetary items and any related depreciation and amortization of such items have been measured at the rates of exchange in effect when the assets were acquired or obligations incurred. All other income and expense items have been translated at the average rates prevailing during the period the transactions occurred.

(H)   DERIVATIVE FINANCIAL INSTRUMENTS

      The Company recognizes and discloses its derivative financial instruments in accordance with FASB Statement No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, as amended by FASB Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133, and Statement No. 149 (SFAS 149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The standards require that all derivative financial instruments be recorded on the Company's consolidated balance sheets at fair value. They also provide criteria for designation and effectiveness of hedging relationships.

      The Company utilizes certain derivative financial instruments, including forward and option contracts, to enhance its ability to manage foreign currency exchange rate risk that exists as part of its ongoing operations. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

      Derivative instruments are carried on the Company's balance sheet at fair value, and are reflected in prepaid expenses or accrued liabilities. If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in net income (loss). If the derivative is designated as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in Other Comprehensive Income (OCI) and are recognized in net income (loss) against the hedged item when that hedged item affects net income (loss). Prior to the change in functional currency, if the derivative was designated as a hedge of a net investment in foreign operations, the changes in fair value was recorded in OCI to the extent that it was effective. If the derivative is not designated as part of a hedging relationship, or the designation is terminated, changes in the fair value of the derivative are recognized in net income (loss) immediately.

(I)   COMPREHENSIVE INCOME

      The Company records the impact of foreign currency translation, unrealized net derivative gains or losses on cash flow hedges, and changes in minimum pension liabilities, as components of comprehensive income, in accordance with Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income. SFAS 130 provides standards for the reporting and disclosure of comprehensive income and its components in the financial statements.

(J)   REVENUE RECOGNITION

      The Company recognizes revenue from the sale of semiconductor products, which are primarily non-commodity, specialized products that are proprietary in design and used by multiple customers. Customer acceptance provisions for performance requirements are generally based on seller-specified criteria, and are demonstrated prior to shipment.

      The Company generates revenue through direct sales and sales to distributors. In accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, and SAB No. 104, Revenue Recognition, the Company recognizes product revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) transfer of title has occurred, (iii) the price to the customer is fixed or determinable, and
      (iv) collection of the resulting receivable is reasonably assured.

      In addition, the Company has agreements with its distributors that cover two sales programs, specifically ship and debit claims, which relate to pricing adjustments based upon distributor resale, and stock rotation claims, which relate to certain stock return rights earned against sales. The Company accrues for these programs as a reduction of revenue at the time of shipment, based on historical sales returns, analysis of credit memo data, and other factors known at the time. Distributor sales are recognized as revenue at the time of shipment in accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists, because of the following:

      i)    The  Company's  price  to  the  buyer  is  substantially   fixed  or
            determinable at the date of sale;

      ii) The distributor is obligated to pay the Company, and the obligation is not contingent on resale of the product;

      iii) The distributor's obligation to the Company would not be changed in the event of theft or physical destruction or damage of the product;

      iv) The distributor has economic substance apart from that provided by the Company;

      v) The Company does not have significant obligations for future performance to directly bring about resale of the product by the distributor; and

      vi)   The amount of future returns can be reasonably estimated.

(K)   INCOME TAXES

      Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Deferred income tax assets are recognized only to the extent, in the opinion of management, it is more likely than not that the deferred income tax assets will be realized in the future.

      Management periodically reviews the Company's provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When management performs its quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on the Company's financial position and results of operations.

(L)   RESEARCH AND DEVELOPMENT COSTS

      Research and development costs are charged to earnings in the periods in which they are incurred. Purchased in-process research and development is expensed at the time of acquisition. Related investment tax credits are deducted from income tax expense.

(M)   STOCK-BASED COMPENSATION

      The Company has a stock-based compensation plan described in note 13(D).

      As permitted under Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation, management has determined that it will continue to apply the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, in accounting for its employee stock options because the alternative fair value accounting provided for under SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. In accordance with Company policy, the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. Accordingly under the rules of APB 25, no related compensation expense was recorded in the Company's results of operations at the grant date of the Company's options. However, stock compensation expense is recorded in circumstances where the terms of a previously fixed stock option are modified or when shares are contingently issuable to employees in connection with an acquisition.

      Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123 for awards granted or modified after April 1, 1995, as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                                2005         2004         2003
                                               ---------------------------------
      Net loss, as reported                    $(20.8)      $(38.6)      $(57.9)
      Adjustments:
        Stock compensation expense
          (recovery), as reported                 0.1          0.2         (1.4)
        Pro forma stock compensation
          expense                               (13.5)       (13.8)       (13.8)
                                               ---------------------------------
      Pro forma net loss                       $(34.2)      $(52.2)      $(73.1)
                                               =================================

      Net loss per common share,
        as reported:
        Basic and diluted                      $(0.18)      $(0.32)      $(0.47)
                                               =================================
      Pro forma net loss per
        common share:
        Basic and diluted                      $(0.29)      $(0.43)      $(0.59)
                                               =================================

      Stock compensation expense in Fiscal 2004 and Fiscal 2005 has been recorded as a component of Selling and Administrative expense. The stock compensation recovery in Fiscal 2003 has not been further allocated, as the Company did not track stock compensation expense and recoveries by functional area prior to Fiscal 2004.

      The Pro forma net loss, based upon the fair value method of accounting for stock compensation expense, is increased by $13.4 as compared to the net loss, as reported (2004 - $13.6; 2003 - $15.2).

      Pro forma financial information required by SFAS 123 has been determined as if the Company had accounted for its employee stock options using the Black-Scholes fair value option-pricing model with the following weighted-average assumptions:

                                                 2005        2004        2003
                                               ---------------------------------
      Risk free interest rate                    3.78%       3.13%       3.98%
      Dividend yield                              Nil         Nil         Nil
      Volatility factor of the expected
        market price of the Company's
        common stock                             60.7%       68.3%       67.0%
      Weighted-average expected life of
        the options                            4.9 years   3.8 years   3.3 years

      For purposes of Pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

      The weighted-average fair values of stock options, calculated using the Black-Scholes option pricing model, granted during the fiscal years 2005, 2004 and 2003 were $1.12, $2.03 and $1.58 per option, respectively. The weighted-average fair value of stock options granted in Canadian dollars was translated at the year-end exchange rate as at the end of each fiscal year.

      In December 2004, the FASB revised Statement No. 123 (SFAS 123R), "Share-Based Payment," which will require companies to expense the estimated fair value of employee stock options and similar awards. See also Note 2(O).

(N)   EMPLOYEE FUTURE BENEFITS

      Defined benefit pension expense, based on management's assumptions, consists of actuarially computed costs of pension benefits in respect of the current year's service; imputed interest on plan assets and pension obligation; and straight-line amortization of experience gains and losses, assumption changes and plan amendments over the expected average remaining service life of the employee group.

      The  costs of  retirement  benefits,  other  than  pensions,  and  certain post-employment  benefits  are  recognized  over the  period  in which the employees render services in return for those benefits. Other post-employment benefits are recognized when the event triggering the obligation occurs.

(O)   RECENTLY ISSUED ACCOUNTING STANDARDS

      In December 2004 the Financial Accounting Standards Board (FASB) published a revision to Statement of Financial Accounting Standards No. 123 (SFAS
      123R), Share-Based Payments. The revision requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value. Under the new standard, companies will not be able to account for share-based payments using the intrinsic method in accordance with APB No. 25, Accounting for Stock Issued to Employees. In April 2005 the Securities and Exchange Commission (SEC) approved a rule delaying the effective date of the revisions to SFAS 123R for public companies to the first annual period beginning after June 15, 2005. The Company has not yet determined which fair-value method or transitional provision it will follow. The impact on the Company's financial statements of applying one of the acceptable fair-value based methods of accounting for stock-based compensation is disclosed in Note 2(M)

      In November 2004 the FASB issued SFAS No. 151, Inventory Costs. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company is currently evaluating the impact of SFAS 151 on its financial statements.

3.    INVENTORIES

                                                              2005       2004
                                                             -----------------
      Raw materials                                          $  2.6     $  2.2
      Work-in-process                                          16.3       13.3
      Finished goods                                            4.3        5.3
                                                             -----------------
                                                             $ 23.2     $ 20.8
                                                             =================

4.    FIXED ASSETS

                                                              2005       2004
                                                             -----------------
      Cost:
          Land                                               $  3.8     $  3.8
          Buildings                                            15.9       15.8
          Leasehold improvements                                4.2        4.0
          Equipment                                           166.4      170.0
                                                             -----------------
                                                              190.3      193.6
                                                             -----------------
      Less accumulated depreciation:
          Buildings                                             8.9        8.6
          Leasehold improvements                                1.4        0.9
          Equipment                                           146.6      143.0
                                                             -----------------
                                                              156.9      152.5
                                                             -----------------
                                                             $ 33.4     $ 41.1
                                                             =================

      Included in equipment are assets under capital lease of $nil (2004 - $0.3). The Company recorded an asset impairment charge of $2.7 in Fiscal 2005 (2004 - $6.1). The impairment charge in Fiscal 2005 resulted primarily from an impairment on testing equipment resulting from the restructuring activities discussed in Note 7, and the Fiscal 2004 charge resulted from the review of the ongoing usage of the Company's testing equipment and enterprise resource planning system.

5.    OTHER ASSETS

      Other Assets consists of an insurance contract purchased to secure the Company's obligations under the defined benefit pension plan for employees in Germany (see also Note 21). As a result of a review of the Company's patent portfolio in Fiscal 2004, the Company recorded a charge of $4.1, included in Asset Impairment and Other, as management determined that it was no longer possible to reasonably forecast significant cash flows expected to be saved or generated related to these assets.

6.    NOTE RECEIVABLE

                                                              2005       2004
                                                             -----------------
      Note receivable, non-interest bearing
        (see also Note 18)                                   $  2.0     $ 17.2
      Less: Deferred gain (see also
        Note 18)                                               (1.9)     (17.1)
                                                             -----------------
                                                             $  0.1     $  0.1
                                                             =================

      Based upon the terms of the Plymouth Foundry sale agreement with X-FAB Semiconductor Foundries AG (X-FAB), payment on the note receivable was scheduled to occur in two installments of $10.0 and $8.0. During 2005, X-FAB exercised its option to make early payments on the note, paying the $10.0 installment in full and $6.0 of the $8.0 installment. As a result of these early payments, the note receivable was discounted by $0.1 and the Company recognized a total gain on sale of business of $15.9. The remaining installment was received on March 30, 2005, and accordingly the Company will recognize a gain on sale of business of $1.9 in the first quarter of Fiscal 2006.

7.    PROVISIONS FOR EXIT ACTIVITIES

      The Company has implemented several restructuring activities.

      Fiscal 2005

      In the fourth quarter of Fiscal 2005, the Company implemented a restructuring plan, which resulted in reducing its workforce by approximately 180 employees, resulting in costs of approximately $11.9. The Company incurred approximately $7.1 of severance costs in selling and administration related to senior management, sales, and other administrative functions in the United States, Canada, and other geographic regions. In addition, $2.5 of severance costs were included in cost of revenue as the Company continued efforts to reduce operations costs. Severance costs of $2.3 were also included in research and development, related to the Company ceasing work on its digital decoder program, and other headcount reductions within the Ultra Low-Power Communications and Network Communications segments.

      In addition, costs of $1.3 included in Asset Impairment and Other were recorded during Fiscal 2005 related to excess space in certain of the Company's leased premises in the U.K. and Canada.

      Of the $13.2 restructuring provision recorded in Fiscal 2005, $6.6 related to the Network Communications segment, $4.7 related to the Consumer
      Communications segment, and $1.9 related to the Ultra Low-Power Communications segment.

      Fiscal 2004

      During Fiscal 2004, the Company incurred workforce reduction costs of $7.0 as a result of reducing the Company's employee base by approximately 240 employees globally across all job categories and business units. During Fiscal 2004, severance costs of $2.6 were included in research and development, related to a reduction in R&D engineers, and as a result of a further reduction in the selling and administrative workforce, severance costs of $3.3 were included in selling and administration. The Company also recorded severance costs of $1.1 in cost of revenue, related to further cost reductions as it finalizes its outsourcing programs and streamlines operations.

      As a result of the workforce reduction program and streamlining of operations, the Company recorded a charge of $0.6 during Fiscal 2004, included in Asset Impairment and Other, related to excess space under lease contract in Canada.

      Of the $7.6 of restructuring provision recorded in Fiscal 2004, $4.6 related to the Network Communications segment, $2.4 related to the Consumer Communications segment, and $0.6 related to the Ultra Low-Power Communications segment.

      Fiscal 2003

      During Fiscal 2003, the Company implemented a restructuring plan that resulted in a workforce reduction of approximately 200 employees and costs of $6.8. The Company incurred $2.8 of severance costs recorded in research and development related to ceasing development in the Very high rate Digital Subscriber Line (VDSL) market. In addition, severance costs of $3.0 were incurred in selling and administration due to headcount reductions within the sales and marketing organization and various general administrative functions across all geographic regions. The Company also incurred $1.0 of severance costs recorded in cost of revenue.

      The following table summarizes the continuity of restructuring provisions in connection with exit activities for the three years ended March 25, 2005:

                                                         Lease and
                                             Workforce   contract
                                             reduction   settlement      Total
                                             -----------------------------------
      Balance, March 29, 2002                $   2.9       $  5.0       $   7.9
        Charges                                  6.8          0.6           7.4
        Cash drawdowns                          (8.8)        (2.0)        (10.8)
        Non-cash drawdowns                       --          (1.0)         (1.0)
        Reversals                               (0.6)         --           (0.6)
                                             -----------------------------------
      Balance, March 28, 2003                    0.3          2.6           2.9
        Charges                                  7.0          0.6           7.6
        Cash drawdowns                          (6.6)        (1.2)         (7.8)
                                             -----------------------------------
      Balance, March 26, 2004                    0.7          2.0           2.7
        Charges                                 11.9          1.3          13.2
        Cash drawdowns                          (5.8)        (1.3)         (7.1)
                                             -----------------------------------
      Balance, March 25, 2005                $   6.8       $  2.0       $   8.8
                                             ===================================

      The Company expects that the $6.8 balance remaining in the workforce reduction provision as at March 25, 2005 will be paid in fiscal 2006. The remaining lease and contract settlement costs included in the restructuring provision relate to idle and excess space as a result of exit activities implemented and completed in recent years, and will be paid over the lease term unless settled earlier.

      As of March 25, 2005, $0.9 (2004 - $0.5) of the provision for exit activities was included in long-term liabilities on the balance sheet.

8.    GUARANTEES

      Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. The Company has an outstanding performance guarantee related to a managed services agreement (project agreement) undertaken by the Communications Systems business (Systems), which was sold to companies controlled by Dr. Terence
      H. Matthews on February 16, 2001 and is now operated as Mitel Networks Corporation (Mitel). This performance guarantee remained with the Company following the sale of the Systems business to Dr. Matthews. The project agreement and the Company's performance guarantee extend until July 16, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at March 25, 2005, was $37.4 (20.0 British pounds sterling), assuming the Company is unable to secure the completion of the project. The Company is not aware of any factors as at March 25, 2005 that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements. The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

      In connection with the sale of the Systems business, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at March 25, 2005, the taxation years 2000 to February 16, 2001 are subject to audit by taxation authorities in certain foreign jurisdictions and are therefore still subject to the above noted tax indemnities.

      The Company periodically has entered into agreements with customers and suppliers that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

      Since November 19, 2002, the Company has provided security to the financial institution of a subsidiary in the form of a guarantee in relation to the subsidiary's liabilities for custom and excise duties. As at March 25, 2005, the maximum amount of the guarantee was $3.0 (1.6 British pounds sterling).

      Based upon the transition rules outlined in FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others", no amounts have been recorded by the Company related to the above-mentioned items.

      The Company records a liability based upon its historical experience with warranty claims. In the fourth quarter of Fiscal 2005, the Company increased its warranty provision by $0.3 for a specific claim. As at March 25, 2005, the warranty accrual was $0.4.

9.    LONG-TERM DEBT

                                                                2005      2004
                                                              ------------------
      Other debt, non-interest bearing, repayable over 2
        years (2004 - capital lease obligations and other
        debt at rates varying from 0% to 10.44% with payment
        terms ranging from 1 to 3 years)                      $   0.1   $   0.2
      Less: Current portion                                        --      (0.1)
                                                              ------------------
                                                              $   0.1   $   0.1
                                                              ==================

      The remaining debt of $0.1 will be paid during Fiscal 2007.

      Total interest expense related to long-term debt in Fiscal 2005 was $nil (2004 - $nil; 2003 - $0.2).

10.   COMMITMENTS

(A)   OPERATING LEASES

      The future minimum lease payments for operating leases to which the Company was committed, and the future minimum payments to be recovered under non-cancelable subleases as at March 25, 2005 are as follows:

                                  Future lease    Future lease
            Fiscal year             payments       recoveries
            --------------------------------------------------

               2006                 $   8.0          $  3.9
               2007                     5.8             2.4
               2008                     5.3             0.8
               2009                     5.1             0.3
               2010                     4.4             0.2
            Thereafter                  7.2             0.2
                                    -----------------------
                                    $  35.8          $  7.8
                                    =======================

      Rental expense related to operating leases for the year ended March 25, 2005 was $6.8 (2004 - $7.1; 2003 - $7.4). Subtenant recoveries for the year ended March 25, 2005 were $3.9.

(B)   LETTERS OF CREDIT

      The Company had letters of credit outstanding as at March 25, 2005 of $13.3 (2004 - $9.5), which expire within 27 months. Cash and cash equivalents of $13.3 have been pledged as security against certain outstanding letters of credit, and are presented as restricted cash. Of this amount, $11.6 was issued to secure letters of credit related to the Company's pension plan in Sweden, and $1.0 of letters of credit were outstanding related to the Company's Supplementary Executive Retirement Plan (SERP). In addition, $0.7 was issued to secure certain obligations under a performance guarantee and office lease arrangement. The Company has also pledged $0.6, which is presented as restricted cash, as security for a custom bond and related credit facilities.

      The Company expects to fully secure its outstanding pension liability in Sweden of $13.5 by December 2005.

(C)   SUPPLY AGREEMENTS

      The Company has wafer supply agreements with three independent foundries, which expire from Fiscal 2006 to 2007. Under these agreements, the suppliers are obligated to provide certain quantities of wafers per year. None of the agreements have minimum unit volume purchase requirements.

11.   CONTINGENCIES

      The Company is a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of its business. The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In the opinion of the Company, any monetary liabilities or financial impacts of such lawsuits and claims or potential claims that exceed the amounts already recognized would not be material to the consolidated financial position of the Company or the consolidated results of its operations.

12.   REDEEMABLE PREFERRED SHARES

      Dividends - Fixed cumulative cash dividends are payable quarterly at a rate of $0.39 (Cdn$0.50) per share. During the year ended March 25, 2005, the Company declared a $1.56 (Cdn$2.00) per share dividend. The Company paid dividends of $2.1 during the year, including $0.5 of dividends declared during Fiscal 2004. An additional $0.5 of dividends declared during Fiscal 2005 were paid after year-end.

      Redemption - The shares are currently redeemable, at the option of the Company, at $20.57 (Cdn$25.00) per share plus accrued dividends.

      Purchase Obligation - The Company is required to make reasonable efforts to purchase 22,400 shares in each calendar quarter at a price not exceeding $20.57 (Cdn$25.00) per share plus costs of purchase. During the year ended March 25, 2005, the Company purchased 29,500 preferred shares for cash consideration of $0.6 and cancelled 42,700 shares, including 13,200 shares that were purchased in Fiscal 2004.

13.   CAPITAL STOCK

(A)   COMMON SHARES

      The authorized capital stock of the Company consists of an unlimited number of common shares. Holders of common shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders.

(B)   NET LOSS PER COMMON SHARE

      The net loss per common share figures were calculated based on net loss after the deduction of preferred share dividends and premiums on preferred shares and using the weighted monthly average number of shares outstanding during the respective periods. Diluted earnings per share is computed in accordance with the treasury stock method and based on the average number of common shares and dilutive common share equivalents.

      As at March 25, 2005, 187,883 stock options have been excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported net loss for the period (2004 - 299,604; 2003 - 135,664).

      The following stock options were excluded from the computation of diluted earnings per share because the options' exercise price exceeded the average market price of the common shares and, therefore, the effect would be antidilutive:

                                               2005         2004        2003
                                           ------------------------------------
      Number of outstanding options         10,516,965    6,800,986   8,288,782
      Average exercise price per share     $      8.60   $    10.73  $     9.81

      The average exercise price of stock options granted in Canadian dollars was translated at the U.S. dollar rate as at the end of each fiscal year.

(C)   DIVIDEND RESTRICTIONS ON COMMON SHARES

      The Company may not declare cash dividends on its common shares unless dividends on the preferred shares have been declared and paid, or set aside for payment. No common share dividend is currently being paid.

(D)   STOCK OPTION PLANS

      At the Company's 1991 Annual General Meeting, the shareholders approved resolutions authorizing stock options for key employees and non-employee directors (the plan). Certain amendments to the plan were approved by the shareholders at the 1993, 1995 and 1998 Annual and Special Meetings of shareholders allowing for 1,000,000, 2,000,000, and 10,200,000 additional shares, respectively, to be made available for grant. At a Special Meeting of the shareholders on December 7, 2001, the Company's shareholders approved an amendment to increase the maximum number of common shares in respect of which options may be granted under the plan to 20,227,033 common shares. As 5,037,033 common shares had been issued upon exercise of options up to May 9, 2001, this amendment increased the number of common shares issuable under outstanding options and options available for grant, each as of May 9, 2001, to 15,190,000 that represented 12% of the then outstanding common shares. The plan was also amended to provide that the maximum number of common shares in respect of which options may be granted under the plan to non-employee directors during any fiscal year of the Company would be 20,000 common shares per director.

      Available  for grant at March 25, 2005 were  1,249,557  (2004 - 2,971,904;
      2003 - 3,714,122) options. All options granted prior to January 29, 1998 have ten-year terms and options granted thereafter have six-year terms. All options become fully exercisable at the end of four years of continuous employment.

      A summary of the Company's stock option activity and related information for the three years ended March 25, 2005 is as follows:

                                                  2005                        2004                        2003
                                        ---------------------------------------------------------------------------------
                                                       Weighted                    Weighted                      Weighted
                                                        Average                     Average                       Average
                                                       Exercise                    Exercise                      Exercise
                                         Options        Price         Options       Price           Options        Price
                                        ---------------------------------------------------------------------------------
     Outstanding options:
       Balance, beginning of year       11,534,680     $  7.93       10,828,557    $   8.32        10,914,962     $  8.84
       Granted                           3,025,500     $  2.01        2,525,500    $   3.92         2,674,088     $  3.38
       Exercised                            (7,562)    $  2.77          (36,095)   $   3.64          (183,193)    $  3.56
       Forfeited                        (1,303,153)    $  7.30       (1,783,282)   $  10.16        (2,577,300)    $  8.68
                                        ---------------------------------------------------------------------------------
     Balance, end of year               13,249,465     $  7.16       11,534,680    $   7.93        10,828,557     $  8.32
                                        =================================================================================
     Exercisable, end of year            7,887,801     $  9.64        5,333,344    $   9.68         4,214,012     $  9.40
                                        =================================================================================

      The weighted average exercise price of stock options granted in Canadian dollars was translated at the exchange rate as at the end of each fiscal year and at the year's average exchange rate for changes in outstanding options during the year.

      A summary of options outstanding at March 25, 2005 is as follows:

                                    Total Outstanding                                    Total Exercisable
      -----------------------------------------------------------------------------------------------------------
                                                Weighted       Weighted Average                       Weighted
                                                 Average           Remaining                          Average
      Exercise Price             Options      Exercise Price    Contractual Life     Options       Exercise Price
      -----------------------------------------------------------------------------------------------------------
       $1.74 - $1.86            2,634,500          $1.84           5.9 years            19,421          $1.84
       $2.68 - $4.04            2,101,215          $3.83           4.1 years           849,749          $3.89
       $4.19 - $6.25            2,685,505          $4.39           3.5 years         1,505,699          $4.42
       $6.32 - $9.44            1,114,112          $7.70           0.9 years         1,104,547          $7.70
       $9.59 - $12.98           2,451,585         $11.45           1.6 years         2,368,312         $11.44
      $13.35 - $17.40           2,178,048         $14.31           1.7 years         1,955,573         $14.36
      $21.46 - $30.73              84,500         $28.18           1.2 years            84,500         $28.18
                               ----------                                            ---------
                               13,249,465                                            7,887,801
                               ==========                                            =========

      The exercise price of stock options was based on prices in Canadian dollars translated at the year-end exchange rate.

      In connection with the sale by the Company of its Plymouth and Bromont foundry businesses in Fiscal 2002 (see also Note 18), all employees of the former foundry businesses who held options to purchase common shares of the Company which were vested as at the date of the sale were provided with a period up to 180 days after the anniversary date of the respective sales to exercise such options if they remained employed with the buyer until at least one year after the respective sale dates. In addition, of the remaining unvested options held by such employees as at the sale date, 50% were accelerated to vest on the first anniversary (provided that such employees remained employed by the buyer as of such date) and the remaining 50% were cancelled as of the respective sale dates. All such employees had a further 180-day period following such accelerated vesting to exercise such options and any options remaining unexercised as at August 19, 2003, in respect of the former Bromont employees, and as at September 23, 2003, in respect of the former Plymouth employees, expired on that date. In accordance with the terms of the agreements, 88,547 unexercised stock options held by former Bromont employees expired on August 19, 2003, and 26,134 unexercised stock options held by former Plymouth employees expired on September 23, 2003. The options were returned to the pool of options available for grant. No stock compensation expense was recorded during Fiscal 2005, 2004 or 2003 related to these transactions.

      On February 21, 2001, the Company offered an option exchange program to option holders (with the exception of directors, officers and certain executives) who received stock option grants after November 1, 1999, at an exercise price of Cdn$14.31 and higher. Under the terms of the program, and with the consent of the Toronto Stock Exchange, 2,691,350 options were cancelled and an equal number of new options were granted at an exercise price of Cdn$14.06 per share. The new grants have a term of six years. During Fiscal 2005, the Company recorded stock compensation expense of $nil (2004 - $nil; 2003 - recovery of $0.9) related to this option exchange program. The Company will record further stock compensation expense on these options only when the market price exceeds the grant price of these options.

      In connection with the sale by the Company of its worldwide Systems business on February 16, 2001 and further to negotiations with the buyer to provide the buyer with assistance in retaining employees during the first year following the closing, all employees of the former Systems business who held options to purchase common shares of the Company which were vested as at February 16, 2001 were provided with a period until August 14, 2002 to exercise such options if they remained employed with the buyer until at least February 15, 2002. In addition, of the remaining unvested options held by such employees as at February 16, 2001, 50% were accelerated to vest on February 15, 2002 (provided that such employees remain employed by the buyer as of such date) and the remaining 50% were cancelled as of February 16, 2001. All such employees had a further 180-day period following such accelerated vesting to exercise such options and any options remaining unexercised as at August 14, 2002 expired on that date. On August 14, 2002, 1,136,778 unexercised stock options held by former employees of the discontinued Systems business expired in accordance with the terms of the sale agreement. The options were returned to the pool of options available for grant. No stock compensation expense related to this transaction was recorded in Fiscal 2005, 2004 and 2003.

      On July 12, 1999, the Company offered an option exchange program to option holders (with the exception of directors, officers and certain executives) who received stock option grants in calendar 1998 at an exercise price of Cdn$17.78 and higher. Under the terms of the program, and with the consent of the Toronto Stock Exchange, 1,750,000 options were cancelled and 1,000,657 new options were granted at an exercise price of Cdn$9.92 per share. The reduction in number of options was directly proportional to the decrease in the exercise price. The new grants have a term of six years. During Fiscal 2005, the Company recorded stock compensation expense of $nil (2004 - $nil; 2003 - recovery of $1.0) related to this option exchange program. The Company will record further stock compensation expense on these options only when the market price exceeds the grant price of these options.

      In July 2000 the Company acquired Vertex Networks (Vertex). In conjunction with this acquisition, approximately 535,000 issued shares valued at $10.2 were subject to restrictions over a two-year period. Under U.S. GAAP, these amounts were accounted for as compensation expense rather than a component of the purchase price. The Company recorded $0.5 of stock compensation in Fiscal 2003 due to the vesting of restricted stock awards to certain employees of Vertex. No further stock compensation expense will be recorded against these formerly restricted shares.

14.   ACCUMULATED OTHER COMPREHENSIVE LOSS

      The components of total comprehensive loss were as follows:

                                                                             March 25,    March 26,    March 28,
                                                                               2005         2004          2003
                                                                             -----------------------------------
      Net loss for the period                                                $ (20.8)     $ (38.6)      $ (57.9)
      Other comprehensive income (loss):
         Unrealized net derivative gain (loss) on cash flow hedges               0.2          0.9          (0.1)
         Realized net derivative loss (gain) on cash flow hedges                 --          (1.0)          0.4
         Minimum pension liability                                              (0.7)         --            2.5
         Change in foreign currency translation adjustment                       --           --           10.6
                                                                             -----------------------------------
      Total comprehensive loss for the period                                $ (21.3)     $ (38.7)      $ (44.5)
                                                                             ===================================

      The changes to accumulated other comprehensive loss for three years ended March 25, 2005 were as follows:

                                            Cumulative        Minimum      Unrealized Net
                                            Translation       Pension      Gain (Loss) on
                                              Account        Liability       Derivatives        Total
                                            -----------------------------------------------------------
      Balance, March 29, 2002                  (43.0)           (2.5)          (0.4)             (45.9)
      Change during the year                    10.6             2.5            0.3               13.4
                                             ----------------------------------------------------------
      Balance, March 28, 2003                  (32.4)           --             (0.1)             (32.5)
      Change during the year                    --              --             (0.1)              (0.1)
                                             ----------------------------------------------------------
      Balance, March 26, 2004                  (32.4)           --             (0.2)             (32.6)
      Change during the year                    --              (0.7)           0.2               (0.5)
                                             ----------------------------------------------------------
      Balance, March 25, 2005                $ (32.4)         $ (0.7)        $ --              $ (33.1)
                                             ==========================================================

      During Fiscal 2003, the Company recorded a derivative loss of $7.7 in the cumulative translation account in respect of a hedge in a net investment in a foreign subsidiary.

      As at March 29, 2002, the accumulated pension benefit obligation on the Company's defined benefit plan in the United Kingdom was in excess of the fair value of the pension plan assets by $2.5, resulting in an additional minimum pension liability recorded in other comprehensive loss. In Fiscal 2003, the Company settled the underlying pension benefit obligation, resulting in the realization of the $2.5 minimum pension liability included in other expense for the year ended March 28, 2003. In Fiscal
      2005, the Company recorded an additional $0.7 minimum pension liability related to the Company's defined benefit plan in Germany.

      The Company also recorded a decrease in other comprehensive loss in Fiscal 2005 of $0.2 which was attributable to the change in the value of outstanding foreign currency forward and option contracts related to the

      Company's hedging program that were designated as cash flow hedges. As at March 25, 2005, there were no derivative gains or losses included in other comprehensive loss.

15.   OTHER INCOME

                                                       2005     2004     2003
                                                     -------------------------

      Interest income                                $  1.1    $  1.3   $  3.0
      Gain on sale of long-term investments            --         0.6      0.7
      Lease settlement with tenant                     --        --        3.7
                                                     -------------------------
                                                     $  1.1    $  1.9   $  7.4
                                                     =========================

      During the third quarter of Fiscal 2004, the Company sold its investment in a privately held company for cash proceeds of $0.6.

      The Company sold its investment in DALSA Semiconductor Inc. (DALSA) during Fiscal 2003 for cash proceeds of $4.2 and recorded a gain of $0.7.

      During Fiscal 2003, the Company negotiated the settlement of a long-term lease contract with a tenant at the Company's Sweden plant. The Company recorded a recovery of $3.7 in Fiscal 2003 in connection with the cash proceeds from the lease settlement.

16.   OTHER EXPENSE

                                                       2005     2004     2003
                                                     -------------------------

      Foreign exchange loss                           $  1.3   $  1.0   $  5.6
      Pension plan settlement (see also Note 21)        --       --        6.6
      Impairment of long-term investments               --       --       11.5
      Other                                             --       --        0.2
                                                     -------------------------
                                                      $  1.3   $  1.0   $ 23.9
                                                     =========================

      As at March 28, 2003, the Company had a nine percent ownership interest in Mitel Networks Corporation (Mitel), a privately held company. As a result of the Company's assessment of financial information received in Fiscal 2003 and of ongoing challenges in the enterprise communications market, the investment in Mitel was written-down to a nil value, as the Company believed that the carrying value would not be realized in the foreseeable future. A non-cash write-down of $11.5 was recorded in Fiscal 2003.

17.   INCOME TAXES

      The components of loss, before provision of income taxes consists of the following:

                                                      2005      2004      2003
                                                    ----------------------------
      Loss from continuing operations before
        income taxes:
      Canadian                                      $  (0.8)  $  (8.7)  $ (25.2)
      Foreign                                         (20.5)    (36.6)    (34.0)
                                                    ----------------------------
                                                    $ (21.3)  $ (45.3)  $ (59.2)
                                                    ============================

      The provision (recovery) for income taxes consists of the following:

                                                      2005      2004      2003
                                                    ----------------------------
      Current:
      Canadian                                      $ (5.4)   $ (8.2)   $  0.7
      Foreign                                          0.2      (0.4)     --
                                                    ----------------------------
                                                      (5.2)     (8.6)      0.7
                                                    ----------------------------
      Deferred:
      Canadian                                         4.7       3.1       0.6
      Foreign                                         --        --        (0.2)
                                                    ----------------------------
                                                       4.7       3.1       0.4
                                                    ----------------------------
                                                    $ (0.5)   $ (5.5)   $  1.1
                                                    ============================

      During the year, the Company received tax refunds or recorded taxes receivable in excess of its original provision estimates in its domestic operations, and received tax refunds in its foreign operations. These amounts were booked as tax recoveries during the year. The refunds account for $1.8 of the income tax recovery.

      Based on its periodic review, management determined that an adjustment was required to its income tax provision, and deferred tax asset balances, in the fourth quarter of Fiscal 2005. These adjustments were based upon an overall assessment of the settlements of past audits, passage of time in certain jurisdictions, and tax losses incurred in its domestic operations. Based upon this assessment, the Company recorded an income tax recovery of $3.9 related to the adjustment of these income tax accruals. In addition, based upon consideration of recent losses, the Company recorded a deferred income tax expense of $4.7 related to an increase in the valuation allowance on the Company's investment tax credits in Canada, resulting in a net income tax expense of $0.8 booked during the year.

      The remaining $0.5 expense relates to income taxes payable in the Company's domestic and foreign operations.

      The reconciliation between the statutory Canadian income tax rate and the actual effective rate is as follows:

                                                                                      2005         2004         2003
                                                                                 ----------------------------------------

      Expected Canadian statutory income tax rate                                   35%             35%             35%
                                                                                 ----------------------------------------
      Recovery at Canadian statutory income tax rate                             $  (7.5)        $ (15.9)        $ (20.6)
      Differences between Canadian and foreign taxes                                 1.2             2.3             1.7
      Tax effect of losses not recognized                                           16.9            15.6            33.1
      Tax effect of temporary differences not recognized                            --               0.4            (3.6)
      Tax effect of realizing benefit of prior
        years' loss carryforwards and timing differences                            (5.3)           (0.2)           (6.7)
      Tax effect of non-taxable proceeds received                                   (4.8)           --              --
      Corporate minimum taxes                                                        0.4             0.4             0.7
      Tax recoveries in excess of provisions                                        (1.8)           (2.8)           (0.2)
      Previously recognized provision no longer required                            (3.9)           (4.4)           --
      Increase in valuation allowance on investment tax credits, net of
        related deferred tax credits                                                 4.7             3.1            --
      Non-reversing nondeductible items and other                                   (0.4)           (3.1)           (3.3)
      Foreign exchange impact on closing balances                                   --              (0.9)           --
                                                                                 ----------------------------------------
      Income tax expense (recovery)                                              $  (0.5)        $  (5.5)        $   1.1
                                                                                 ========================================

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred income tax assets and liabilities were as follows:

                                                          2005         2004
                                                        ---------------------
         Deferred tax assets:

          Provisions                                    $    2.2     $    5.9
          Book and tax differences on fixed assets           5.2          6.7
          Income tax loss carryforwards                    132.2        119.9
          Investment tax credits                            57.0         52.7
          Other - net                                        0.7          0.9
                                                        ---------------------
                                                           197.3        186.1
          Less: valuation allowance                       (191.7)      (176.8)
                                                        ---------------------
         Deferred tax assets                                 5.6          9.3
                                                        ---------------------
         Deferred tax liabilities:
                                                        ---------------------
          Book and tax differences on fixed assets           2.1          1.8
                                                        ---------------------
         Net deferred tax assets                        $    3.5     $    7.5
                                                        =====================

      The increase of $14.9 in the valuation allowance from the previous year relates to unrecorded investment tax credits and non-capital losses in Canada, and non-capital losses and temporary deductible differences in the Company's foreign operations. Also contributing to this change was a $4.7 increase in the valuation allowance on previously recorded investment tax credits, which was done in conjunction with the Company's periodic review of tax assets and liabilities, and was based upon consideration of recent losses.

      Unremitted earnings of subsidiaries subject to withholding taxes will be indefinitely reinvested with no provision necessary for potential withholding taxes on repatriation of subsidiary earnings. The current year's loss before income taxes attributable to all foreign operations, including discontinued operations, was $20.5 (2004 - $36.6; 2003 - $34.0).

      As at March 25, 2005, the Company had income tax loss carryforwards in Sweden and the United Kingdom of approximately $294.7 that may be carried forward indefinitely to reduce future years' income for tax purposes. Approximately $7.5 of these losses have been recognized as a tax benefit for accounting purposes to the extent that the Company has deferred tax liabilities in these jurisdictions. The Company has $79.0 of U.S. federal income tax loss carryforwards related to operations in the United States that expire between 2016 and 2024. The Company also has U.S. state net operating loss carryforwards available that expire between 2010 and 2024. The majority of the state losses relate to California where current law does not allow the loss carryforward balance to be utilized against current year taxable income. The Company has provided a full valuation allowance on the U.S. loss carryforward balances. The Company also has $74.8 of federal non-capital loss carryforwards and $6.0 of provincial non-capital loss carryforwards available in Canada. The federal losses expire between 2009 and 2012 and the provincial losses expire in 2012.

      As at March 25, 2005, the Company had $57.0 of Canadian investment tax credits available to offset federal income taxes payable. The Company has recognized an accounting benefit of $3.5 on these investment tax credits net of associated deferred tax credits. The investment tax credits expire between 2007 and 2015. The Company also has $6.2 in its Scientific Research and Experimental Development expenditure pool that may be carried forward indefinitely.

18.   SALE OF FOUNDRY BUSINESSES

      In Fiscal 2003, the Company recorded a reversal of $2.5 related to the release of certain provisions accrued at the time of the Bromont and Plymouth foundry sales in Fiscal 2002. The excess provision was reversed as a result of a reduction in the remaining costs to separate the businesses and to settle estimated claims. In Fiscal 2004, the remaining provision of $0.2 was reversed as the Company did not expect to incur any further costs related to the foundry sales.

      Plymouth Foundry

      On March 28, 2002, Zarlink sold its wafer fabrication facility in Plymouth, UK, as well as certain intellectual property and related foundry businesses to companies controlled by X-FAB of Erfurt, Germany for $30.0, represented by $12.0 in cash on closing and a note of $18.0 repayable over three years. The Plymouth foundry facility comprised two CMOS wafer fabrication lines for producing digital and mixed-signal communications and medical semiconductors.

      At the time of the sale, the note receivable was discounted at 8%. In accordance with SEC Staff Accounting Bulletin No. 81 (SAB 81), Gain Recognition on the sale of a Business or Operating Assets to a Highly Leveraged Entity, the gain on sale was deferred and netted against the carrying value of the note receivable. The Company recognizes the gain as payments are made on the note receivable. Based upon the terms of the agreement, payment of the note receivable was scheduled to occur in two installments of $10.0 and $8.0. During 2005, X-FAB exercised its option to make early payments on the note, paying the $10.0 installment in full and $6.0 of the $8.0 installment. As a result of these early payments, the note receivable was discounted by $0.1 and the Company recognized a gain on sale of business of $15.9. The remaining installment was received on March 30, 2005 and accordingly the Company will recognize a gain on sale of business of $1.9 in the first quarter of Fiscal 2006.

      As part of the sale, the two companies signed a five-year agreement to ensure continuity of supply for Zarlink products manufactured at Plymouth.

      Bromont Foundry

      On February 22, 2002, Zarlink sold its foundry facility in Bromont, Quebec, and related business to DALSA for $16.9. Under the agreement, Zarlink received from DALSA $13.0 in cash and retained a 19.9% investment in the Bromont foundry. During Fiscal 2003, Zarlink sold its investment in DALSA for cash proceeds of $4.2 and recorded a gain of $0.7 in other income.

      The two companies also signed a three-year agreement to ensure continuity of supply for Zarlink products manufactured at Bromont. This agreement was subsequently extended until Fiscal 2007.

19.   DISCONTINUED OPERATIONS

      On November 3, 2000, the Company adopted formal plans to pursue divestiture opportunities related to the distinct operations of the Systems business. Accordingly, the operations related to this business were accounted for as discontinued operations with November 3, 2000 being the effective measurement date.

      On February 16, 2001, the Company sold its worldwide Systems business, including the name "Mitel", to a company controlled by Dr. Terence H. Matthews. As part of the transaction, Zarlink transferred most of its Ottawa, Canada real estate to Dr. Matthews. The Company received $196.7 in cash proceeds, after adjustments, in exchange for selling a 90% ownership interest in the Company's communications systems business and most of its real property in Ottawa, Canada.

      During Fiscal 2004, the Company recorded an adjustment of $1.2 related to a tax recovery on discontinued operations resulting from management's revision of estimates based on the closure of audit years in certain foreign tax jurisdictions. During Fiscal 2003, the Company recorded the reversal of $2.4 of excess provisions related to these discontinued operations based on remaining costs to settle claims.

20.   INFORMATION ON BUSINESS SEGMENTS

      Business Segments

      The Company's operations are comprised of three reportable business segments - Network Communications, Consumer Communications, and Ultra Low-Power Communications. Reportable segments are business units that offer different products and services, employ different production processes and methods of distribution, sell to different customers, and are managed separately because of these differences.

      The Company targets the communications industry with products that specialize in broadband connectivity solutions over wired, wireless and optical media, as well as through ultra low-power communications solutions. The Network Communications business segment provides semiconductor solutions for enterprise, access, edge and metro networks over wired, wireless and optical media. The product line enables voice and data for traditional, convergent, and packet networks. The Consumer Communications business segment offers products that allow users to connect to the network. These products include wireless (for example, cellular chipsets) and infotainment applications (for example, set-top boxes and digital TV). The Ultra Low-Power Communications business provides Integrated Circuit and Application-Specific Standard Product
      (ASSP) solutions for healthcare applications such as cardiac pacemakers, hearing aids, swallowable camera capsules and portable medical instruments. The Ultra Low-Power Communications business segment also provides ultra low-power solutions for commercial applications, such as electronic shelf labels, radio frequency tagging and personal area communications devices.

      The Chief Executive Officer (CEO) is the chief operating decision maker in assessing the performance of the segments and the allocation of resources to the segments. The CEO evaluates the financial performance of each business segment and allocates resources based on operating income. The Company does not allocate special charges or gains, interest income, interest expense, stock compensation expense and recoveries prior to Fiscal 2004, or income taxes to its reportable segments. In addition, the Company does not use a measure of segment assets to assess performance or allocate resources. As a result, segmented asset information is not presented; however, depreciation of fixed assets is allocated to the segments based on the estimated asset usage. The accounting policies of the reportable segments are the same as those described in Note 2.

                                                    Network           Consumer        Ultra Low-Power    Unallocated
         Year Ended March 25, 2005              Communications     Communications     Communications        Gains         Total
                                                ---------------------------------------------------------------------------------
Total external sales revenue                       $  101.2         $  75.1             $  37.9            $  --         $  214.2
Depreciation of buildings and equipment                 4.3             2.9                 1.3               --              8.5
Gain on sale of business                               --              --                  --                (15.9)         (15.9)
Asset impairment and other                              1.3             2.5                 0.2               --              4.0
Segment's operating loss from
  continuing operations                            $   (6.8)        $ (19.3)            $ (10.9)           $  15.9       $  (21.1)

                                                    Network           Consumer        Ultra Low-Power    Unallocated
         Year Ended March 26, 2005              Communications     Communications     Communications        Gains         Total
                                                ---------------------------------------------------------------------------------

      Total external sales revenue                 $  107.1         $  55.6             $  35.8            $ --          $  198.5
      Depreciation of buildings and equipment           6.7             3.4                 2.0              --              12.1
      Asset impairment and other                        6.8             3.4                 0.9              --              11.1
      Gain on sale of business                         --              --                  --                (0.2)           (0.2)
      Segment's operating loss from
        continuing operations                      $  (19.7)        $ (24.1)            $  (1.7)           $  0.2        $  (45.3)

                                                                                                          Unallocated
                                                     Network           Consumer        Ultra Low-Power     Gains and
         Year Ended March 28, 2003               Communications     Communications     Communications      Recoveries      Total
                                                 --------------------------------------------------------------------------------

      Total external sales revenue                 $  115.8         $  49.1             $  28.9            $ --          $  193.8
      Depreciation of buildings and equipment           9.8             2.8                 0.5              --              13.1
      Gain on sale of business                         --              --                  --                (2.5)           (2.5)
      Stock compensation recovery                      --              --                  --                (1.4)           (1.4)
      Segment's operating loss from
        continuing operations                      $  (18.1)        $ (23.0)            $  (4.5)           $  3.9        $  (41.7)

      Geographic Segments

      Revenues from continuing operations from external customers are attributed to countries based on location of the selling organization.

      Geographic information is as follows:

                                                     2005              2004                2003
                                            -----------------------------------------------------------

                                                         Fixed             Fixed                Fixed
                                              Revenue   Assets  Revenue    Assets    Revenue    Assets
                                            -----------------------------------------------------------
      Canada                                $   14.0   $   5.5  $   43.7   $   6.8   $   44.4   $  11.3
      United Kingdom                           123.2      18.1      81.0      22.4       79.6      30.9
      United States                             51.0       0.9      45.2       1.2       43.0       1.7
      Sweden                                    25.8       8.6      22.7      10.5       19.9      12.1
      Other foreign countries                    0.2       0.3       5.9       0.2        6.9       0.4
                                            -----------------------------------------------------------
      Total                                 $  214.2   $  33.4  $  198.5   $  41.1   $  193.8   $  56.4
                                            ===========================================================

      Major Customers

      For the year ended March 25, 2005, the Company had revenues from two external customers, both of whom are major distributors, which exceeded 10% of total net revenues. Sales to these distributors in Fiscal 2005 were $57.8 and $22.8, respectively. In Fiscal 2004 and Fiscal 2003, the Company had revenue from one external customer, who is a major distributor, which exceeded 10% of total net revenues. Sales to this customer were $46.1 and $39.0, respectively. Sales to these distributors in all years related to the Network Communications and Consumer Communications segments.

21.   PENSION PLANS

      As at March 25, 2005, the Company sponsors a number of Canadian, U.S. and foreign pension plans to provide retirement benefits for its employees. The majority of these plans are defined contribution plans, although the Company does participate in defined benefit plans and multiemployer plans for certain employee groups.

      Sweden

      The Swedish defined benefit plan covers all employees over the age of twenty-eight in Sweden and provides pension benefits based on length of service and final pensionable earnings. Effective January 1, 2002, the Company began to fund its Swedish pension obligation with contributions to multiemployer plans. Based on cash contributions made by the Company, as determined by mutual pension insurance companies, the pension plan assets or liabilities associated with these multiemployer plans are not identifiable.

      Prior to January 1, 2002, the Company maintained an unfunded defined benefit plan. The associated pension liability is calculated each year by the Pension Registration Institute for pensions earned under this plan until December 31, 2001. With respect to the pension liability of $13.5 (2004 - $12.1), the Company has provided, as collateral, a limited surety bond in the amount of $2.8 and letters of credit of $11.6, which are secured by restricted cash. This pension liability was actuarially determined based on the present value of the accrued future pension benefits and in accordance with applicable laws and regulations in Sweden. In addition to the pension expense, the Company also incurred $0.2 (2004 - $0.2, 2003 - $0.1) of administrative costs with respect to this plan. The benefit obligation has been measured as of March 25, 2005.

      Germany

      The German defined benefit plan covers all employees in Germany with over ten years of active service and provides pension benefits based on length of service and final pensionable earnings. The pension liability of $5.8 (2004 - $4.6) was actuarially determined based on the present value of the accrued future pension benefits and in accordance with applicable laws and regulations in Germany. There are no segregated pension fund assets under this plan. The pension liability is insured in its entirety by the Swiss Life Insurance Company, and the related asset is recorded in other assets. The benefit obligation has been measured as of March 25, 2005.

      United Kingdom

      In Fiscal 2002, there was one contributory defined benefit plan (the Plan) that covered substantially all employees of Zarlink Semiconductor Limited
      (ZSL), a wholly owned subsidiary of the Company. On November 30, 2001, ZSL suspended contributions to the Plan and ceased members' pension accruals. The Plan was replaced with a defined contribution pension plan at that time. On January 31, 2003, and under a "wind up" agreement, ZSL paid $8.0 in cash consideration of the pension obligation settlement to Legal and General Assurance Society Limited (L&G), a large, AAA-rated insurance company in the United Kingdom. On the same date, ZSL transferred $15.7, representing all of the pension plan assets to L&G. Pursuant to the terms of the wind-up agreement, the insurance company assumed the ongoing obligations to administer and make payments against the Plan. L&G purchased non-participating annuity contracts to cover the vested benefits. The plan settlement in Fiscal 2003 resulted in a loss of $6.6, which was recorded in other expense. The Company made a final payment of $2.3 in Fiscal 2005 after the final adjustments were calculated.

      The following table shows the plans' funded status reconciled with amounts reported in the consolidated balance sheets, and the assumptions used in determining the actuarial present value of the benefit obligations:

                                                            2005        2004
                                                         ---------------------
      Change in accrued pension benefits:
      Benefit obligation at beginning of year            $  16.7      $  14.3
      Interest cost                                          0.9          1.2
      Actuarial loss                                         0.7         --
      Benefits paid                                         (0.5)        (0.4)
      Foreign exchange                                       1.5          1.6
                                                         ---------------------
      Benefit obligation at end of year                  $  19.3      $  16.7
                                                         ====================

                                                         ---------------------
      Net pension benefit liabilities                    $  19.3      $  16.7
                                                         ====================

      The following weighted-average assumptions were used to determine benefit obligations and pension expense:

                                                       2005      2004      2003
                                                      --------------------------
      Discount rate                                   4.75%      5.75%     3.91%
      Compensation increase rate                      0.60%      2.36%     3.00%
      Investment return assumption                     n/a        n/a      4.50%

      The Company expects to make payments of $1.2 on the defined benefit plans during Fiscal 2006, consisting of interest and other administrative costs.

      The total benefits to be paid from the defined benefit plans are expected to be as follows: 2006 - $0.7; 2007 - $0.7; 2008 - $0.7; 2009 - $0.7; 2010
      - $0.7; 2011 to 2015 - $4.0.

      Pension expense was calculated using the projected benefit method of valuation. The components of pension expense were as follows:

                                                       2005     2004      2003
                                                     ---------------------------

      Interest cost on projected plan benefits       $  0.9    $  1.2    $  1.4
      Expected return on plan assets                   --        --        (0.7)
      Net amortization and deferral                    --        --         0.1
                                                     ---------------------------
      Defined benefit pension expense                   0.9       1.2       0.8
      Defined contribution pension expense              4.8       4.8       4.3
                                                     ---------------------------
      Total pension expense                          $  5.7    $  6.0    $  5.1
                                                     ===========================

      Company contributions to multiemployer and other defined contribution pension plans approximate the amount of annual expense presented in the table above.

22.   FINANCIAL INSTRUMENTS

(A)   FAIR VALUE

      The Company's financial instruments include cash and cash equivalents, short-term investments, restricted cash, accounts receivable, notes receivable, accounts payable, long-term debt and foreign exchange forward and option contracts. Due to the short-term maturity of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and accounts payable, the carrying values of these instruments are reasonable estimates of their fair value. The note receivable was discounted at market rates so that the carrying value approximates the fair value of the note. The fair value of long-term debt was determined by discounting future payments of interest and principal at estimated interest rates that would be available to the Company at year-end. The fair value of the foreign exchange forward and option contracts reflects the estimated amount that the Company would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company's future earnings or cash flows. The fair value of financial instruments approximates their carrying value.

(B)   DERIVATIVE FINANCIAL INSTRUMENTS

      The Company operates globally, and therefore is subject to the risk that earnings and cash flows may be adversely impacted by fluctuations in foreign exchange. The Company uses forward and option contracts to manage foreign exchange risk. Forward and option contracts are designated for firmly committed or forecasted sales and purchases that are expected to occur in less than one year.

      The notional amounts for forward and option contracts represent the U.S. dollar equivalent of an amount exchanged. All of the forward and option contracts mature within four months with the longest maturity extending to July 20, 2005. At March 25, 2005, unrealized losses were $nil (2004 - $0.2; 2003 - $0.1). As at March 25, 2005, the change in time value of option contracts resulted in a loss of $nil (2004 - $0.4; 2003 - $nil), which was recorded in other expense. This portion of the option contract value was deemed ineffective for managing the foreign exchange risk.

      As at March 25, 2005, the notional amounts of the forward contracts in U.S. dollars were: British pounds sterling $nil (2004 - $8.2); Canadian dollars $nil (2004 - $6.4); Swedish kronor $nil (2004 - $1.3); Euros $nil (2004 - $0.1).

      During Fiscal 2005, the monthly average notional amounts of the forward contracts in U.S. dollars were: British pounds sterling $1.8 (2004 - $7.1); Canadian dollars $1.5 (2004 - $5.2), and Swedish kronor $0.8 (2004
      - $1.2).

      The Company simultaneously purchased and sold options to buy British pounds sterling at different notional amounts. At March 25, 2005, the notional amounts in U.S. dollars of the options purchased are $5.7 (2004 - $14.0) and of the options sold are $7.4 (2004 - $18.4).

      During Fiscal 2005, the monthly average notional amounts in U.S. dollars of the options purchased were $10.2 ($2004 - $1.2) and of the options sold were $13.3 (2004 - $1.5).

(C)   CREDIT RISK

      The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and derivative contracts. Cash and cash equivalents, short-term investments and restricted cash are invested in government and commercial paper with investment grade credit rating.

      The Company has two major customers, who are distributors, as described in
      Note 20. The Company believes that the concentration of credit risk resulting from accounts receivables owing from these major customers is substantially mitigated by the Company's credit evaluation process, relatively short collection periods, and the global orientation of the Company's sales.

      Zarlink is exposed to credit risk on its foreign exchange contracts in the event of non-performance by its counterparties. The Company does not anticipate non-performance by any of the counterparties, as it deals with counterparties that are major financial institutions. The Company anticipates the counterparties will satisfy their obligations under the contracts.

(D)   INTEREST RATE RISK

      The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and current liabilities.

(E)   UNUSED BANK LINES OF CREDIT

      The Company has a credit facility of $14.1, (U.S.$10.0 and Cdn$5.0), available for letters of credit. At March 25, 2005, $13.3 (2004 - $9.5) in letters of credit were outstanding against this credit facility. Accordingly, the Company had an unused facility of $0.8 available for letters of credit. As at March 25, 2005, cash and cash equivalents of $13.3 (2004 - $9.5) were hypothecated under the Company's revolving global credit facility to cover certain outstanding letters of credit and were reported as restricted cash.

23.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                                           2005     2004    2003
                                                                         ------------------------
      Cash interest paid (included in cash flow from operations)         $ --     $ --     $  0.2
                                                                         ========================
      Cash taxes paid (included in cash flow from operations)            $  0.3   $  0.4   $  1.7
                                                                         ========================

      The following table summarizes the Company's other non-cash changes in operating activities:

                                                                     2005     2004    2003
                                                                   --------------------------
      CASH PROVIDED BY (USED IN)
        Impairment of long-term investment                         $  --    $  --    $  11.5
        Income on disposal of discontinued operations                 --       (1.2)    (2.4)
        Gain on sale of long-term investment                          --       (0.6)    (0.7)
        Gain on sale of businesses                                   (15.9)    (0.2)    (2.5)
        Change in pension liability                                    1.9      2.4      0.2
        Asset impairment                                               2.5     10.2     --
        Non-cash foreign exchange loss on short-term investments      --       --        5.1
        Pension settlement charge                                     --       --        6.6
        Other                                                         (0.5)    (0.3)     0.2
                                                                   --------------------------
        Other non-cash changes in operating activities             $ (12.0) $  10.3  $  18.0
                                                                   =========================

24.   CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      The consolidated financial statements have been prepared in accordance with U.S. GAAP which, in the case of the Company, conform in all material respects with Canadian GAAP with the exception of the information presented below:

(A)   BALANCE SHEET

      The following table summarizes the significant differences in balance sheet items under Canadian GAAP as compared to U.S. GAAP:

                                                               2005                              2004
                                                  -----------------------------       -----------------------------
                                                    U.S.      Adjust-   Canadian       U.S.      Adjust-   Canadian
                                                   GAAP       ments       GAAP         GAAP       ments     GAAP
                                                  -----------------------------       -----------------------------
      Assets:
        Current portion of long term
         receivables  (1)                         $   0.1     $   1.9   $   2.0       $   0.1   $   9.7   $   9.8
        Prepaid expenses  (2)                         5.9         --        5.9           4.5       0.2       4.7
        Fixed Assets  (3)                            33.4         0.4      33.8          41.1       1.2      42.3
        Long term receivables  (1)  (4)  (6)          --          4.0       4.0           --       16.0      16.0
        Deferred income tax assets (4) (6)            3.5        (3.5)      --            7.5      (7.5)      --

      Liabilities and Shareholders' Equity:
        Pension liabilities  (5)                     19.3        (0.7)     18.6          16.7       -        16.7
        Future income tax liabilities  (6)            --          0.5       0.5           --        1.1       1.1
        Preferred shares  (7)  (8)                   17.2         2.0      19.2          17.6       2.0      19.6
        Common shares  (8)                          768.4      (360.5)    407.9         768.4    (360.5)    407.9
        Contributed surplus  (8)                      --          8.0       8.0           --        6.3       6.3
        Additional paid-in capital  (8)               2.2        (2.2)      -             2.3      (2.3)      -
        Translation account  (8)                      --         13.6      13.6           --       13.6      13.6
        Accumulated other comprehensive loss (8)    (33.1)       33.1       --          (32.6)     32.6       --
        Deficit (8)                                (646.5)      309.0    (337.5)       (623.5)    326.8    (296.7)

      (1) Under U.S. GAAP, a gain on sale of foundry business in Fiscal 2002 was deferred and netted against the carrying value of the note receivable. Under Canadian GAAP, the gain was recognized at the time of the sale.

      (2) Under U.S. GAAP, the effective portions of changes in fair value of derivatives are recorded in other comprehensive income (loss) and are recognized in net income (loss) against the hedged item when the hedged items affects net income (loss). Under Canadian GAAP, the effective portions of changes are recorded as current assets or liabilities on the balance sheet until realized.

      (3) Differences exist between U.S. and Canadian GAAP due to the method used to record an impairment charge for long-lived assets in previous years. Under U.S. GAAP, the assets were written down to their fair value using a discounted cash flow method. These assets were written down to their fair value using an undiscounted cash flow method under Canadian GAAP.

      (4) Under U.S. GAAP, investment tax credits are reflected as deferred tax assets. Under Canadian GAAP, these amounts are reflected as a component of long-term receivables.

      (5) Under U.S. GAAP, an additional minimum pension liability has been recorded for the excess of the unfunded accumulated benefit obligation over the recorded pension liability with the offsetting amount recorded as a component of accumulated other comprehensive income (loss). Other comprehensive income (loss) is not recorded under Canadian GAAP.

      (6) Under U.S. GAAP, deferred tax assets and liabilities are presented on a net basis. Under Canadian GAAP, future income tax assets are reflected as a component of long-term receivables, and future income tax liabilities are presented separately.

      (7)   Under  U.S.  GAAP,  redeemable  preferred  shares  are  recorded  as
            mezzanine   equity.   Under  Canadian  GAAP  these  instruments  are
            reflected as a component of shareholders' equity.

      (8) Under U.S. GAAP, reductions in stated capital and deficit are not recorded. Under Canadian GAAP, reductions have been recorded as a result of stated capital and deficit reductions undertaken in fiscal years 1985, 1986, 1987, and 1992.

            Under U.S. GAAP, the carrying value of the common shares has been shown net of issue costs. Share issue costs have been shown as an adjustment to retained earnings under Canadian GAAP. Differences exist between U.S. and Canadian GAAP from foreign exchange translation differences as a result of the Company's change in reporting currency to U.S. dollars in Fiscal 2002. Under U.S. GAAP, historical balances were translated using the applicable balance sheet rate. Under Canadian GAAP, a translation of convenience approach was taken whereby all historical results were converted using the rate at the time of the last published financial statements prior to adopting the new reporting currency, being the rate as at September 28, 2001.

            Other  comprehensive  income (loss) is not recorded  under  Canadian
            GAAP.

            Other differences exist between U.S. and Canadian GAAP due to historical differences in income (loss).

(B)   INCOME STATEMENT

                                                                      2005            2004         2003
                                                                    --------------------------------------

      Net loss in accordance with U.S. GAAP                         $ (20.8)        $ (38.6)      $ (57.9)

      Adjustments to reconcile to Canadian GAAP:

         Depreciation expense (1)                                      (0.8)           (0.8)         (3.7)
         Stock compensation expense/recovery(2)                        (1.8)           (0.3)         (1.4)
         Other non-operating income (expense) (3)                       0.7             1.4          (0.5)
         Gain on sale of business(4)                                  (15.9)           --             --
         Gain on reduction in net investment in subsidiary(5)          --              --             0.3
         Income taxes(6)                                               --              --            (2.0)
                                                                    --------------------------------------
      Net loss in accordance with Canadian GAAP                     $ (38.6)        $ (38.3)      $ (65.2)
                                                                    ======================================

      (1) Differences exist in the net book values of long-lived assets between U.S. and Canadian GAAP due to the methods used to record impairment charges in previous years, resulting in differences in depreciation expense.

      (2) Differences exist between U.S. and Canadian GAAP in the Company's policy for accounting for stock compensation expense. Under U.S. GAAP, the intrinsic value method is used. Since Fiscal 2004, the Company has accounted for stock compensation expense under Canadian GAAP using the fair value method.

      (3) Under U.S. GAAP, imputed interest income and foreign exchange gains and losses on the valuation of a note receivable are deferred and netted against the value of the note receivable. Under Canadian GAAP, these amounts are recorded in earnings.

      (4) Under U.S. GAAP, a gain on sale of business was recognized during Fiscal 2005 as a result of payments received against the note receivable. Under Canadian GAAP, the gain was recognized in Fiscal 2002 at the time of the sale of the business.

      (5) Under Canadian GAAP, gains and losses on the reduction of net investments in subsidiaries are recognized in income. Under U.S. GAAP, gains and losses are included as components of other comprehensive income (loss) until the entire investment is disposed of.

      (6) Differences exist under Canadian and U.S. GAAP due to timing differences resulting from differences in the net book values of long-lived assets.

(C)   CASH FLOW INFORMATION

      There are no differences between U.S. and Canadian GAAP operating cash flows or total cash flows for the periods presented. There are offsetting differences between investing and financing cash flows due to the treatment of changes in restricted cash. Under U.S. GAAP, changes in restricted cash are reflected as financing activities. Under Canadian GAAP, these changes are presented as investing activities.

25.   SUBSEQUENT EVENTS

      On March 30, 2005, the Company received payment of the final installment on a note receivable from X-FAB. The Company will recognize a gain on sale of business of $1.9 in the first quarter of Fiscal 2006.

26.   COMPARATIVE FIGURES

      Certain of the Fiscal 2004 and Fiscal 2003 comparative figures have been reclassified so as to conform to the presentation adopted in Fiscal 2005.

Valuation and Qualifying Accounts

                           ZARLINK SEMICONDUCTOR INC.
                        VALUATION AND QUALIFYING ACCOUNTS
                                 March 25, 2005
                          (in millions of U.S. dollars)

                                                         Additions
                                               ---------------------------
                                  Balance,
                                 Beginning      Charged to      Charged to                    Balance, End
Description                      of Period        expense         revenue        Deductions    of Period

Sales Reserves:
Fiscal 2005                       $   1.3           --              12.2           (11.9)     $   1.6
Fiscal 2004                       $   2.5           --               8.9           (10.1)     $   1.3
Fiscal 2003                       $   2.8           --               7.6            (7.9)     $   2.5

Provisions for exit activities:
Fiscal 2005                       $   2.7            13.2            --             (7.1)     $   8.8
Fiscal 2004                       $   2.9             7.6            --             (7.8)     $   2.7

Fiscal 2003                       $   7.9             7.4            --            (12.4)     $   2.9

Litigation provisions:
Fiscal 2005                       $   2.4            --              --             (1.0)     $   1.4
Fiscal 2004                       $   2.7             0.5            --             (0.8)     $   2.4
Fiscal 2003                       $   3.8             0.4            --             (1.5)     $   2.7

Allowance for doubtful accounts:
Fiscal 2005                       $   0.3            --              --             (0.1)     $   0.2
Fiscal 2004                       $   1.1            --              --             (0.8)     $   0.3
Fiscal 2003                       $   1.3             0.2            --             (0.4)     $   1.1

Item 19 Exhibits

The following exhibits have been filed as part of this Annual Report:

Exhibit No. Description
----------  --------------------------------------------------------------------

1.1 Conformed Composite Copy of the Company's Articles, as amended to date (incorporated by reference to Exhibit 4.3 to Registration Statement No. 333-83556 on Form S-8)

1.2         By-law No. 16 of the Company  (incorporated  by reference to Exhibit
            3.2 to Form 10-K for the year ended March 28, 2003 filed on June 25,
            2003)

2.1 Form of Specimen Certificate for Common Shares of the Company (incorporated by reference to Exhibit 3.3 to Form 10-K for the year ended March 28, 2003 filed on June 25, 2003)

4.1 Lease agreement between Mitel Research Park Corporation and Mitel Corporation (now Zarlink Semiconductor Inc.) dated March 27, 2001

4.2 Lease agreement between Mitel Research Park Corporation and Mitel Corporation (now Zarlink Semiconductor Inc.) dated March 27, 2001 (Phase V)

4.3 Employment agreement between Kirk K. Mandy and Zarlink Semiconductor Inc. dated February 16, 2005

4.4         Employment    agreement   between   Scott   Milligan   and   Zarlink
            Semiconductor Inc. dated May 13, 2003

4.5 Employment agreement between Anthony A.P. Gallagher and GEC Plessey Semiconductors Limited (now Zarlink Semiconductor Inc.) dated May 26, 1992, as amended on April 7, 1999

4.6         Executive  employment   termination   agreement  between  Donald  G.
            McIntyre and Mitel Corporation (now Zarlink Semiconductor Inc.) dated January 12, 2000

4.7 1991 Stock option plan for key employees and non-employee directors, as amended December 7, 2001

8.1 Subsidiaries of the Company (incorporated by reference to Exhibit 21 to Form 10-K for the year ended March 28, 2003, filed on June 25,
            2003)

12.1 Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 302(a) of The Sarbanes-Oxley Act of 2002, President and Chief Executive Officer

12.2 Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 302(a) of The Sarbanes-Oxley Act of 2002, Senior Vice President of Finance and Chief Financial Officer

13.1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, President and Chief Executive Officer

13.2 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Senior Vice President of Finance and Chief Financial Officer

15(a)       Consent of Ernst & Young LLP

                                   Signatures

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ZARLINK SEMICONDUCTOR INC.

                                           By:/s/ Kirk K. Mandy
                                              ----------------------------------
                                              (Kirk K. Mandy)

Dated:  June 10, 2005                      President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

       Signature                         Title                        Date

/s/ Henry Simon                 Chairman of the Board             June 10, 2005
-----------------------
(Henry Simon)

/s/ Kirk K. Mandy               President and Chief               June 10, 2005
-----------------------         Executive Officer
(Kirk K. Mandy)

/s/ Andre Borrel                Director                          June 10, 2005
-----------------------
(Andre Borrel)

/s/ Hubert T. Lacroix           Director                          June 10, 2005
-----------------------
(Hubert T. Lacroix)

/s/ J. Spencer Lanthier         Director                          June 10, 2005
-----------------------
(J. Spencer Lanthier)

/s/ Jules Meunier               Director                          June 10, 2005
-----------------------
(Jules Meunier)

/s/ Dennis Roberson             Director                          June 10, 2005
-----------------------
(Dennis Robertson)

/s/ Kari-Pekka Wilska           Director                          June 10, 2005
-----------------------
(Kari-Pekka Wilska)