Form 20-F
period 2006-03-31
ZARLINK SEMICONDUCTOR INC
filed 2006-06-09
CIK 352435

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended March 31, 2006

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|_| SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report......................

         For the transition period from ________________to______________

                          Commission File Number 1-8139

                           ZARLINK SEMICONDUCTOR INC.
             (Exact name of registrant as specified in its charter)

                                     Canada
                ------------------------------------------------
                 (Jurisdiction of incorporation or organization)

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

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                  Common shares.....................127,318,439

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes |_| No |X|

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes |_| No |X|

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer |_|    Accelerated filer |X|   Non-accelerated filer |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                  Item 17  |_|                       Item 18  |X|

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes |_| No |X|

                                Table of Contents

                                                                            Page
                                                                             No.
                                                                            ----

PART I........................................................................1

   Item 1 Identity of Directors, Senior Management and Advisers...............1

   Item 2 Offer Statistics and Expected Timetable.............................1

   Item 3 Key Information.....................................................1
      A.   Selected financial data............................................1
      B.   Capitalization and indebtedness....................................2
      C.   Reasons for the offer and use of proceeds..........................2
      D.   Risk factors.......................................................2

   Item 4 Information on the Company..........................................6
      A.   History and development of the company.............................6
      B.   Business overview..................................................6
         Business Strategy....................................................7
         Industry.............................................................7
         Products and Customers...............................................8
         Sales, Marketing and Distribution...................................11
         Competition.........................................................12
         Manufacturing.......................................................12
         Proprietary Rights..................................................12
         Seasonality.........................................................13
         Government Regulations..............................................13
      C.  Organizational structure...........................................13
      D.  Property, plants and equipment.....................................13

   Item 4A Unresolved Staff Comments.........................................14

   Item 5 Operating and Financial Review and Prospects.......................14
         Critical Accounting Estimates.......................................14
         Foreign Currency Translation........................................16
         Recently Issued Accounting Pronouncements...........................16
      A.    Operating results................................................17
         Business Overview...................................................17
         Geographic Revenue..................................................18
         Gross Margin........................................................19
         Research and Development (R&D)......................................20
         Selling and Administrative (S&A)....................................20
         Stock Compensation Expense..........................................21
         Gain on Sale of Business............................................21
         Other Non Operating Income and Expense..............................22
         Income Taxes........................................................22
         Discontinued Operations.............................................23
         Net Income (Loss)...................................................24
         Backlog.............................................................25
         Common Shares Outstanding...........................................25

         Operating and Financial Review and
           Prospects - Canadian Supplement...................................25
      B.     Liquidity and capital resources.................................26
      C.     Research and development, patents, and licenses, etc............29
      D.     Trend information...............................................29
      E.     Off-balance sheet arrangements..................................29
      F.     Tabular disclosure of contractual obligations...................30
      G.     Safe harbor.....................................................30

   Item 6 Directors, Senior Management and Employees.........................31
      A.     Directors and senior management.................................31
      B.     Compensation....................................................33
      C.     Board practices.................................................34
      D.     Employees.......................................................34
      E.     Share ownership.................................................35

   Item 7 Major Shareholders and Related Party Transactions..................37
      A.     Major shareholders..............................................37
      B.     Related party transactions......................................37
      C.     Interests of experts and counsel................................37

   Item 8 Financial Information..............................................37
      A.     Consolidated Statements and Other Financial Information.........37
      B.     Significant Changes.............................................38

   Item 9 The Offer and Listing..............................................38
      A.     Offer and listing details.......................................38
      B.     Plan of distribution............................................39
      C.     Markets.........................................................40
      D.     Selling shareholders............................................40
      E.     Dilution........................................................40
      F.     Expenses of the issue...........................................40

   Item 10 Additional Information............................................40
      A.     Share capital...................................................40
      B.     Memorandum and articles of association..........................40
      C.     Dividends and paying agents.....................................40
      D.     Statements by experts...........................................40
      E.     Documents on display............................................40
      F.     Subsidiary Information..........................................41

   Item 11 Quantitative and Qualitative Disclosures About Market Risk........41

   Item 12 Description of Securities Other than Equity Securities............41

PART II......................................................................42

   Item 13 Defaults, Dividend Arrearages and Delinquencies...................42

   Item 14 Material Modifications to the Rights of Security Holders and
             Use of Proceeds.................................................42

   Item 15 Controls and Procedures...........................................42

   Item 16A Audit committee financial expert.................................42

   Item 16B Code of Ethics...................................................42

   Item 16C Principal Accountant Fees and Services...........................42

   Item 16D Exemptions from the Listing Standards for Audit Committees.......43

   Item 16E Purchases of Equity Securities by the Issuer and
              Affiliated Purchasers..........................................43

PART III.....................................................................43

   Item 17 Financial Statements..............................................43

   Item 18 Financial Statements..............................................43

   Item 19 Exhibits..........................................................74

"Zarlink" and the "Company" refer to Zarlink Semiconductor Inc. and its consolidated subsidiaries, unless otherwise indicated.

The Company reports its financial accounts in U.S. dollars. All financial information and references to "$" and "dollars", other than dollars per share are expressed in millions of U.S. dollars unless otherwise stated.

PART I

Item 1 Identity of Directors, Senior Management and Advisers

Not applicable

Item 2 Offer Statistics and Expected Timetable

Not applicable

Item 3 Key Information

...................A. Selected financial data

The following tables are derived from the consolidated financial statements included elsewhere herein, which have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and the requirements of the U.S. Securities and Exchange Commission (SEC).

                                Fiscal Year Ended
               (at the end of fiscal year for balance sheet data)
        (In millions of U.S. dollars, except gross margin percentage and per share amounts)

                                                              -------       -------     -------      -------       -------
                                                                2006          2005        2004         2003          2002
                                                              -------       -------     -------      -------       -------
Income Statement Data:
    Revenue                                                   $ 144.9       $ 160.8     $ 170.7      $ 193.8       $ 222.1
    Gross margin percentage                                        50%           47%         50%          47%           30%
    Research and development expense                             37.5          52.7        62.2         87.5          82.9
    Income (loss) from continuing operations                      2.0         (13.1)      (23.5)       (60.3)       (120.8)
    Net income (loss)                                            48.8         (20.8)      (38.6)       (57.9)       (120.8)
    Income (loss) per common share from continuing
    operations
       Basic and diluted                                        (0.01)        (0.12)      (0.20)       (0.49)        (0.98)
    Net income (loss) per common share
       Basic and diluted                                         0.36         (0.18)      (0.32)       (0.47)        (0.98)
Balance Sheet Data:
    Working capital                                           $ 136.3       $  86.7     $  96.3      $ 116.4       $ 160.0
    Total assets                                                204.5         171.3       197.4        247.6         321.1
    Long-term debt                                                 --           0.1         0.1          0.2           0.7
    Redeemable preferred shares                                  16.2          17.2        17.6         18.9          20.6
    Shareholders' equity
       Common shares                                            768.5         768.4       768.4        768.3         767.6
       Additional paid in capital                                 1.7           2.2         2.3          2.1           4.1
       Deferred stock compensation                                 --            --          --           --          (0.8)
       Deficit                                                 (599.9)       (646.5)     (623.5)      (582.8)       (522.9)
       Accumulated other comprehensive loss                     (34.7)        (33.1)      (32.6)       (32.5)        (45.9)

See Note 17 to the consolidated financial statements for a discussion regarding the effect of discontinued operations on Fiscal 2004 to 2006. We did not track the results of these operations separately in Fiscal 2002 and 2003 and as a result have not restated these years to reflect discontinued operations.

Selected Quarterly Financial Data
(Unaudited, in millions of U.S. dollars, except gross margin percentage and per share amounts)

                                                            First       Second        Third        Fourth         Full
FISCAL 2006                                                Quarter      Quarter       Quarter      Quarter        Year
                                                          --------      --------      --------     --------     ---------
Revenue                                                   $   34.1      $   34.2      $   37.4     $   39.2     $  144.9
Gross margin                                                  15.7          16.7          19.4         21.0         72.8
Gross margin percentage                                       46%           49%           52%          54%          50%
Net income (loss)                                             (3.6)         (2.3)         51.0          3.7         48.8
Net income (loss) per common share - basic and diluted        (0.03)        (0.02)         0.39         0.02         0.36

                                                           First        Second        Third        Fourth         Full
FISCAL 2005                                               Quarter       Quarter       Quarter      Quarter        Year
                                                          --------      --------      --------     --------     ---------
Revenue                                                   $   43.0     $   45.4     $   36.6      $   35.8      $  160.8
Gross margin                                                  22.0         23.7         18.2          10.9          74.8
Gross margin percentage                                       51%          52%          50%           30%           47%
Net income (loss)                                              7.5          3.2         (7.6)        (23.9)        (20.8)
Net income (loss) per common share - basic and diluted         0.05         0.02        (0.06)        (0.19)        (0.18)

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

Our financial results depend on our ability to keep pace with rapidly changing technology, competition, and evolving industry standards.

The markets for our products are characterized by the following:

o     Rapidly changing technology;

o     Evolving and competing industry standards;

o     Changes in customers;

o     Competition;

o     Frequent new product introductions; and

o Evolving methods used by carriers and business enterprises to manage communications networks.

Our future success depends in part on our ability to do the following:

o     Use leading technologies effectively;

o     Continue to develop our technical expertise;

o     Develop and maintain close working relationships with our key customers;

o Develop new products on a timely basis that meet changing customer needs or market demands;

o     Meet our customer's product performance and quality standards;

o     Maintain competitive pricing;

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

In Fiscal 2006 approximately 90% of our products were sourced from five independent foundries that supply the necessary wafers and process technologies. We have wafer supply agreements with three of these foundries, which expire from Fiscal 2007 to 2011. These suppliers are obligated to provide certain quantities of wafers per year under these agreements. These independent foundries also manufacture products for other companies. In the past, availability of foundry capacity has been reduced due to strong demand. As a result, we may not have access to adequate capacity or certain process technologies as capacity and technologies may be allocated to other customers. In addition, a manufacturing disruption experienced by one or more of our outside foundries or a disruption of our relationship with an outside foundry, including discontinuance of our products by that foundry, would negatively impact the production of our products. In addition, in light of the European Union directive Restriction of Hazardous Substances (RoHS), certain specific hazardous materials must be eliminated from our production by July 2006. We believe that our products are compliant with the RoHS directive, however our foundry suppliers may experience supply delays or shortages as a result of these new regulations. If our foundry suppliers are unable or unwilling to manufacture our products in the volumes that we require, then we would need to identify and qualify acceptable additional or alternative foundries. This qualification process could take six months or longer. We may not find sufficient capacity quickly enough, if ever, to satisfy production requirements, and we may be unable to meet customer demand for our products. This could have a material adverse effect on our business, financial condition and results of operations.

We depend on third-party subcontractors to assemble, obtain packaging materials for, and test many of our products. If we lose the services of any of our subcontractors or if these subcontractors are unable to obtain sufficient packaging materials, shipments of our products may be disrupted, and we may be subject to warranty claims, which could harm our customer relationships and adversely affect our results of operations.

Several third-party subcontractors located in Asia assemble, obtain packaging materials for, and test some of our products. Because we rely on third-party subcontractors to perform these functions, we cannot directly control our product delivery schedules and quality assurance. This lack of control has resulted, and could in the future result, in product shortages or quality assurance problems. This could delay shipments of our products or increase our manufacturing, assembly or testing costs. If our third-party subcontractors are unable to obtain sufficient packaging materials for our products in a timely manner, we may experience a significant product shortage or delay in product shipments, which could seriously harm our customer relationships and sales. In addition, quality assurance problems by our third-party subcontractors could result in defective products being shipped to our customers. The cost of product replacements or returns and other warranty related matters could materially adversely affect us.

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

We experienced operating losses in Fiscal 2005 and Fiscal 2004, and may not be able to maintain current profitability.

We experienced net losses of $20.8 in Fiscal 2005 and $38.6 in Fiscal 2004. These losses contributed to negative operating cash flows in each of these years. If we incur losses in future periods, we may be required to implement additional restructuring activities in the future, which may require that we exit certain markets in order to focus on markets we believe are advantageous. Our failure to maintain profitability and positive operating cash flows, and future restructuring activities could have a material adverse affect on our financial condition and results of operations.

We compete with other companies to attract and retain key personnel, and the loss of, or inability to attract key personnel could have a material adverse effect on our business, financial condition or results of operations.

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

The market price of our common shares has fluctuated in prior periods, and future market prices could be subject to significant fluctuations due to the following factors:

o general economic and market conditions in response to variances in anticipated and actual operating results of us or our competitors;

o     announcements of new product introductions by us or our competitors;

o     conditions in the semiconductor market;

o     litigation;

o     mergers and acquisitions; and

o     changes in management.

These and other factors may adversely impact the market price of our common shares.

We have limited visibility of demand in our end markets, and our customers may cancel and defer orders on short notice, which could adversely impact operating results.

We typically sell our products pursuant to purchase orders, which can be either cancelled or deferred on short notice without our customers incurring significant penalties, as is common in our industry. Generally, we do not have long-term supply arrangements with our customers. In the past, customers have cancelled and deferred purchase orders as a result of maintaining excess inventories of our products. We build products based on forecasted customer demand. Our limited visibility of demand in our end markets could result in our holding excess inventory, and could reduce profit margins, increase product obsolescence, and negatively impact our cash flows from operations. Any of these results could have an adverse impact on our business, financial condition, and results of operations.

Failure to protect our intellectual property or infringing on patents and proprietary rights of third parties could have a material adverse effect on our business, financial condition and results of operations.

Our success and future revenue growth depends, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our proprietary technologies and processes. We have been issued many patents, principally in the United States and the United Kingdom. Claims allowed on any of our patents may not be sufficiently broad to protect our technology. We have also filed many patent applications principally in the United States, the United Kingdom, and China. Our existing and future patents may be challenged, invalidated or circumvented. Furthermore, our patents may not provide us with a competitive advantage. If our patents fail to protect our technology, our competitors may benefit by offering similar products to customers. In addition, certain foreign countries have limited or no copyright, trademark and trade secret protection. Although we have taken steps to protect our intellectual property, we cannot guarantee that we will be successful in doing so. Failure to protect our intellectual property could have a material adverse effect on our business, financial condition and results of operations.

We have been in the past and may in the future be notified of claims that our products infringe the patent or other proprietary rights of third parties. Although we attempt to ensure that our products and processes do not infringe such third-party patents or proprietary rights, claims may be raised against us. If we are unsuccessful in defending against such claims, we could be prevented from making, using or selling certain of our products, and we may be subject to damage assessments. All of these factors could have a material adverse effect on our business, financial condition and results of operations.

There are risks inherent in our international operations, which may have a material adverse effect on our business, financial condition and results of operations.

Approximately 75% of our sales in Fiscal 2006 were derived from sales in markets outside the United States and 70% outside North America. We expect sales from foreign markets to continue to represent a significant portion of total sales in the foreseeable future. We operate three manufacturing facilities as well as sales and technical support service centers in Europe and Asia. Certain risks are inherent in international operations, including the following:

o     political and economic instability;

o     unexpected changes in regulatory requirements;

o     the burden of compliance with foreign laws;

o     import and export restrictions;

o     difficulties in staffing and managing operations;

o     difficulties in collecting receivables; and

o     potentially adverse tax consequences.

In addition, some of the costs in our foreign operations, principally payroll costs, are denominated in currencies other than the U.S. dollar functional currency. These expenses are predominantly denominated in British pounds sterling, Swedish kronor, and Canadian dollars. Our results of operations are subject to the effects of exchange rate fluctuations of these currencies relative to the U.S. dollar. We use financial instruments, principally foreign exchange option and forward contracts, to manage foreign currency exposure. These contracts reduce, but do not eliminate, the effect of foreign currency exchange rate fluctuations.

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

On November 15, 2005, Zarlink sold the assets of its RF Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (UK) Limited (Intel). This transaction was treated as a discontinued operation during Fiscal 2006.

B. Business overview

Zarlink  designs and  manufactures  semiconductors  for the  communications  and healthcare industries. For more than 30 years, Zarlink Semiconductor has delivered Integrated Circuits (ICs) that enhance the capabilities of equipment used in voice, enterprise, broadband and wireless communications networks. ICs are silicon chips, known as semiconductors, etched with interconnected electronic components that process information. Our success depends primarily on our ability to design high-value ICs that solve complex problems for customers.

Carriers and service providers are transitioning from a circuit-switched to a packet-based infrastructure. Zarlink's timing and synchronization, timing over packet, IP (Internet Protocol)/Ethernet switching, voice processing, network switching and optoelectronics help customers navigate the complexity of converging networks.

Building on its experience in customized ICs, digital signal processors (DSPs) and radio frequency (RF) chips for cardiac pacemakers and hearing aids, we are developing ultra low-power RF platforms driving a range of advanced wireless healthcare products as well as battery-powered, wireless communication devices.

These markets are experiencing technological change that we believe will provide revenue growth opportunities for us. Service providers operating different networks to support voice, data and video applications are aggressively moving towards a unified packet infrastructure that supports all services. Our products are a key enabling technology for this planned network transformation. The deregulation of telecommunications services in many parts of the world has resulted in increased competition and demand for new services. In addition, the increasing penetration of telephone service in emerging countries is a strong driver for wired and wireless communications. The principal customers for Zarlink's semiconductors are:

o Customer premise, network communications and data communications equipment manufacturers; and

o     Medical and wireless communication device manufacturers.

Business Strategy

Zarlink's strategy is to exploit the following major industry developments:

o     Extended transition to "pure IP" -based packet networks;

o Increasing demand for Quality of Service (QoS) functionality driven by the convergence of time-sensitive voice and multimedia traffic on packet-based networks;

o Increasing need for analog and mixed-signal IC technologies in high-speed applications; and

o Increasing use of low-power microelectronics in a wide variety of healthcare and wireless communication applications.

The key elements of Zarlink's business strategy are:

o     Providing   compelling   products   for   network   and  ultra   low-power
      communications;

o Focusing on microelectronic solutions to integrate high quality voice in packet-based networks;

o Combining and exploiting our ultra low-power, analog and mixed-signal design skills for the healthcare and wireless communication markets; and

o     Developing   parallel   optical  modules  for  high  speed,   short  reach
      applications to provide customers with more cost-effective solutions.

We believe that Zarlink is well positioned to implement its business strategy because of our ability to design high-value integrated circuits that solve complex problems for customers. For the telecommunications market, we design ICs that groom, condition and manage voice and data traffic in the access and edge portions of the network, as well as optoelectronic devices for high-performance optical networks. Our ultra low-power design capability will enable us to design ICs for next-generation medical devices and therapies incorporating short-range wireless functionality. See "Item 4B Business Overview -Products and Customers."

Industry

The global communications industry is characterized by rapid structural change and economic growth caused by technological innovation, economic factors, and changes in government policies that encourage competition and choice. Further, the communications industry is driven by customer demand for real-time access to information, and the need for lower-cost and more effective networking equipment. These factors, in turn, are driving networking convergence, the growth in mobile communications, and high-bandwidth access technologies. Evidence of these changes includes the impact of the Internet, deregulation, optical networking technology, convergence, broadband connectivity, home entertainment, wireless and mobile communications, and demand by enterprises for cost-effective, multi-functional networks and applications.

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

To  achieve  cost  savings,  improve  network  efficiency,   and  introduce  new
revenue-generating services, network operators are gradually building out lower-cost packet-switched networks that carry all types of traffic.

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

We believe that the evolution to packet-based networks and services is a long-term demand driver. We anticipate significant growth in wired, wireless and optical infrastructure in the enterprise and access portions of the network. New services will be provided over existing infrastructure and content-rich applications will drive the need for more bandwidth and the technologies that provide it.

Communications technology is now becoming pervasive in many other applications. For example, healthcare applications are emerging that combine low-power and RF technologies for medical telemetry and diagnostic applications. The technology that Zarlink has developed for pacemaker and hearing aid products, coupled with our RF technology expertise, uniquely positions us in the emerging medical wireless market.

Products and Customers

Zarlink's ICs are microelectronic components that offer high levels of feature integration, low-power consumption, and the reduced physical space required for the design of advanced systems. These ICs provide features and control functions for a wide variety of electronic products and systems. Our semiconductor products are primarily non-commodity, specialized products that are proprietary in design and used by multiple customers.

Zarlink's products are primarily Application Specific Standard Products (ASSPs), which are proprietary products designed to meet the specific requirements of a class of customers. These products are typically based on an original design, sell primarily on function and performance, and remain as a key component in the end product for the duration of its life cycle. Accordingly, once designed into a customer's product, our ICs become an integral part of that product and are difficult to replace, since replacement requires some degree of system redesign.

We have a diverse and established base of over 400 customers in a wide spectrum of end markets, including leading manufacturers in the telecommunications, data communications, and healthcare sectors. In Fiscal 2006, Zarlink had revenues from an independent distributor (Avnet Electronics Marketing group), which exceeded 10% of total sales. Worldwide sales to this distributor in Fiscal 2006 amounted to $43.7, representing 30% of sales from continuing operations (Fiscal 2005 - $49.5, or 31%; Fiscal 2004 - $45.7, or 27% of sales).

Zarlink specializes in microelectronic solutions for broadband connectivity over wired and optical media that enables voice and data convergence for high-speed Internet systems, switching systems, and subscriber access systems.

Timing and Synchronization

Timing and synchronization is a critical function that ensures accurate performance, quality and service reliability in all types of networks. To achieve reliable and error-free voice and data connections, customers use our timing devices on line cards and timing cards in a wide range of networking equipment, from high-capacity routers, switches and digital subscriber line access managers (DSLAMs) to media gateways and private branch exchanges (PBXs). Our products consist of a broad portfolio of:

o     Digital phase locked loop (PLL) devices for T1/E1 equipment;

o Digital PLLs and high-speed, low-jitter analog PLL devices for SONET/SDH applications;

o Timing modules for optical line cards and timing cards in synchronous optical network and SONET equipment;

o     Timing-over-Packet (ToP) for packet-based networks; and

o Circuit Emulation Services-over-Packet (CESoP) processors capable of transparently "tunneling" circuit-based TDM traffic with carrier-grade quality over many types of packet network.

Packet Switching

As carriers  roll out new  packet-based  applications,  including  voice-over-IP
(VoIP), Internet Protocol Television (IPTV) and virtual private networks (VPNs), time-sensitive traffic is now being entrusted to what is by nature an asynchronous network architecture. In particular, real-time video applications are extremely sensitive to variable delays and network congestion that are unavoidable over a shared Ethernet network.

Zarlink's packet switching platform integrates a range of traffic management and quality of service (QoS) features on a single chip, supporting the cost-effective design of line cards or compact systems that must efficiently aggregate, inspect and modify real-time applications delivered over Fast and Gigabit Ethernet. Zarlink's Ethernet switches also incorporate hardware-based security features to protect networks against denial of service and virus attacks.

Voice Processing

Zarlink's acoustic and line echo cancellation technology delivers superior sound quality for the fast-growing hands-free communication market, including car
kits,   speakerphones,   and   security  and   intercom   systems.   Demand  for
higher-quality voice technology is growing, particularly as government legislation bans the use of handheld mobile phones while driving. However, hands-free communication systems must deliver superior voice performance in high-noise situations and deal with acoustic echo that is created when voice from a loudspeaker in a car kit or conference phone is picked up by the microphone and retransmitted.

Our comprehensive echo cancellation solutions provide exceptional performance for high background noise environments. With field-proven algorithms and integrated features, Zarlink's hands-free voice processing solutions improve voice quality, reduce background noise and minimize system complexity and cost.

Telecom Networking

Zarlink's high-value Telecom Networking ICs solve complex problems in converging voice, enterprise, broadband and wireless communications networks. Zarlink's comprehensive portfolio of low-, mid-, and high-density time division multiplex/time slot interface (TDM/TSI) switching platforms boost the capabilities and simplify the design of wired and wireless networking equipment. There is continuing global demand for TDM/TSI switches that support both traditional circuit-switched equipment and increasing demand for packet and IP-based communications equipment for the converged network. For example, IP-PBXs, media gateways, VoIP equipment and wireless base stations that must seamlessly transfer voice, data and multimedia services between circuit-switched and packet-based networks also require new classes of highly flexible TDM/TSI switches.

Zarlink offers a wide range of devices used in telephones and telephone networking equipment, including: single- and multi-port, feature-rich T1/E1/J1 transceiver/framer products, silicon and hybrid subscriber line integrated circuits (SLICs), digital subscriber interfaces, data access arrangements
(DAAs), dual tone multifrequency (DTMF) receivers and transceivers, central office interface circuits (COICs), calling number identification circuits (CNICs), coder/decoder ICs, and integrated digital phone ICs.

Optical Communications

Zarlink is one of the industry's longest-standing designers and manufacturers of high-performance optical components. Our innovative optical solutions are built on reliability and flexibility, delivering bandwidth density for high-performance environments. To meet the growing demand for optical high-speed switching and routing, server clustering and high-performance computing, Zarlink has developed a range of compact, low-power parallel fiber optical modules (PFOMs) supporting 10 to 100 gigabit per second (Gbps) systems. Our extensive range of bi-directional single-fiber products and discrete components, including Light Emitting Diodes (LEDs), optical detectors and Vertical Cavity Surface Emitting Lasers (VCSELs) have been deployed in commercial and industrial communication systems, military, avionics and security systems, and telecommunication applications.

Medical ASICs

The foundation of our Ultra Low-Power Communications business is the design of ICs used in medical products. With over 30 years of experience, Zarlink is a major supplier of mixed-signal complementary metal-oxide semiconductor (CMOS) Application Specific Integrated Circuits (ASICs), DSPs and coder/decoders (CODECs), primarily for cardiac pacemakers and hearing aids. Our expertise in designing ultra low-power and highly reliable ICs enables us to fabricate devices that meet the rigorous performance and quality standards set by healthcare equipment makers.

Medical Wireless

New medical applications and therapies integrating wireless technology are driving demand for ultra low-power mixed-signal analog and short-range wireless communications chips. For example, Given Imaging's swallowable camera capsule relies on Zarlink's ultra low-power RF transmitter chip to relay real-time, full color images of the gastrointestinal tract. In-body communication systems linking implanted medical devices (pacemakers, defibrillators, neurostimulators and blood glucose sensors, etc.) with remote monitoring systems require new short-range, high-speed ultra low-power wireless technologies.

A key element of our strategy is to develop high performance, highly integrated devices that combine low- power and short-range wireless capabilities for applications where extended battery life is a valued requirement.

Foundry

Zarlink operates three foundries that  manufacture our own products,  as well as
sub-contract   manufacturing  for  external  customers   utilizing  our  foundry
capability to produce high-performance radio and power management products.

Our Analog foundry in Swindon, United Kingdom provides end-to-end bipolar technology foundry services and design expertise critical in high-performance analog and power management applications. Optoelectronic components and modules are produced at our Jarfalla, Sweden facility using gallium arsenide and indium phosphide processes. Our Jarfalla facility offers our external customers unique in-house manufacturing capabilities that can be fine-tuned to a customer's specific optical, electrical and mechanical parameters to meet strict standards in a variety of end applications. Zarlink's Caldicot, United Kingdom facility specializes in hybrid assembly and micropackaging. The Caldicot facility develops miniature circuit solutions with a footprint smaller than a traditional IC, delivering a cost and performance advantage for customers designing medical, telecom, industrial, aerospace and military technologies.

Business Segments and Principal Markets

Our product lines within our operating segments contain similar products, production processes, types of customers, distribution methods, and economic characteristics. As such, we have one reportable segment.

Our revenue based on the geographic location of customers was distributed as follows:

(in millions of U.S. dollars)                2006      % of Total       2005       % of Total       2004       % of Total
                                          -------------------------------------------------------------------------------
Europe                                    $  53.3          37%        $  58.8          37%        $  57.4          34%
Asia Pacific                                 46.2          32            43.5          27            55.3          32
United States                                36.1          25            46.3          29            44.8          26
Canada                                        7.3           5             8.4           5             9.1           5
Other Regions                                 2.0           1             3.8           2             4.1           3
                                          -------         ---         -------         ---         -------         ---
Total                                     $ 144.9         100%        $ 160.8         100%        $ 170.7         100%
                                          =======         ===         =======         ===         =======         ===

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

An important element of Zarlink's ability to compete is the expertise of our applications groups, which are located in the United Kingdom, the United States, Canada, Singapore, and other locations in Asia and Europe, to serve customers in regional markets. The applications groups assist original equipment manufacturers (OEMs) in designing their products using our components. Because of this approach, we have a strong record of understanding our customer's needs and their applications and therefore being able to provide complete solutions. This is a critical element in obtaining design wins. The design win cycle starts when Zarlink and/or a member of our distributor network identifies a need for one of our standard communications products in a customer's equipment design. Once a Zarlink product is selected for a design, we are generally assured of supplying it until the design is no longer manufactured.

Europe

Historically, sales in Europe have been made primarily through our direct sales channel, particularly in the Medical ASICs and Industrial Wireless markets. Distributors play an important role in the European region, accounting for approximately 40% of sales in this area in Fiscal 2006. We maintain technically qualified sales teams across the entire region and support them with a team of applications engineers.

Asia/Pacific

In the Asia/Pacific area, China, Korea, Japan, Taiwan and Malaysia represent the largest markets by country. We also sell ICs in Australia, Hong Kong, Thailand, New Zealand, Singapore, the Philippines, India and the Middle East. Zarlink's regional headquarters for Asia/Pacific is in Singapore, and we also have offices in Japan, Taiwan, Korea and China. In Fiscal 2006 approximately 65% of sales in these areas were achieved through distributors. An important function of the sales offices is to link customers with our applications support groups. The sales offices manage key customer and distributor relationships and opportunities, and ensure the most effective use of applications resources.

Americas

We use a combination of direct sales teams and manufacturers representatives to reach a broad spectrum of customers in the United States and Canada. We also depend on distributors for fulfillment requirements and demand creation in several geographical territories in the Americas Region. The direct sales force includes major account teams that target specific large customers for standard product designs.

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

Our main global competitors for network communications products include PMC-Sierra, Inc., Agere Systems, Inc., Infineon Technologies AG, Integrated Device Technology, Inc., Silicon Laboratories, Inc., Semtech Corporation, and Broadcom Corporation. We believe that Zarlink competes favorably based on our extensive intellectual property rights for proprietary designs, and our proven ability to meet regulatory and industry standards.

In the medical IC market, Zarlink competes mainly with American Microsystems, Inc., Microsemi Inc., system OEMs with in-house design capability, and smaller ASIC design houses. Zarlink sells to most of the top healthcare OEMs worldwide. We believe that Zarlink has a competitive advantage based on our world-class low-power design skills, application knowledge, and intellectual property, in conjunction with our comprehensive and certified quality system and long experience with key customers in the highly regulated healthcare device industry.

Manufacturing

The selection of manufacturing sites or suppliers is dependent on the type of semiconductor to be manufactured and the required process and technology.

Approximately 90% of our products are sourced from five independent foundries that supply the necessary wafers and process technologies. Of these independent foundries, we have wafer supply agreements with three of them, which expire at various times from Fiscal 2007 to 2011. Our remaining products are manufactured at our own facilities.

Our silicon foundry is located in Swindon in the United Kingdom. The Swindon facility uses bipolar technology. IC probe and finished goods testing is done at our facilities in Ottawa, Canada and in Swindon and Plymouth in the United Kingdom. Optoelectronic components and modules are produced at the Jarfalla, Sweden facility using gallium arsenide and indium phosphide processes. Hybrid assembly, micropackaging, and testing is performed in Caldicot, United Kingdom.

Our silicon foundry in Swindon also serves customers in the United States, Europe, and the Asia/Pacific region by performing sub-contract manufacturing of silicon wafers.

Our semiconductor and optoelectronic manufacturing facilities and their quality management systems are certified to the strict standards established by the International Organization for Standardization. In addition, our processes must comply with the European Union directive Restriction of Hazardous Substances
(RoHS), which defines specific hazardous materials that must be eliminated by July 2006. We produce Pb-free IC devices and believe that our products are compliant with the RoHS directive.

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

Seasonality

Certain of our products are subject to seasonal fluctuations in revenue. However, given the diversity of our revenue base, we do not believe that seasonality has a material impact on our business, financial condition, or results of operations. Given our limited visibility of demand in technology end markets, it is difficult to predict the extent to which seasonality will impact us in the future.

Government Regulations

The research and development, manufacture and marketing of our products are subject to regulation by U.S., Canadian and foreign governmental authorities and agencies. Such agencies regulate the testing, manufacturing, safety and promotion of our products. These regulations may materially impact our business, financial condition or results of operations.

C. Organizational structure

The following subsidiaries are 100% owned, directly or indirectly, by Zarlink Semiconductor Inc.

 Name                                      Country of Incorporation or Residence
--------------------------------------    --------------------------------------

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

D. Property, plants and equipment

We own one facility in Swindon, United Kingdom totaling 168,000 square feet (sf) used for wafer fabrication, design, sales and administration. We also own a 333,000 sf facility in Jarfalla, Sweden, that is used for semiconductor manufacturing, R&D and administration, of which 29,000 sf is leased to tenants.

We occupy 210,000 sf of leased space in Ottawa, Canada. Our Ottawa leased space consists of two interconnected buildings used for design, sales, administration, and integrated circuit design and testing. Approximately 85,000 sf of the space is sub-let to nine tenants with sub-lease periods expiring from February 2007 to December 2010.

We occupy 49,000 sf of leased space in Portskewett, Wales, United Kingdom that is used for hybrid modules, manufacturing and administration.

We also lease and operate 15 regional facilities, totaling 111,000 sf, primarily dedicated to design and sales. A geographical breakdown of these facilities is as follows: two locations in the United States totaling 25,000 sf; four locations in the United Kingdom totaling 72,000 sf, of which 22,000 sf is sub-leased; three locations in Europe totaling 3,000 sf (France, Germany and the Netherlands); and six locations in the Asia/Pacific region totaling 11,000 sf.

We believe that our facilities are adequate for our business needs for the foreseeable future.

Item 4A Unresolved Staff Comments

None

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

We have discussed the application of these critical accounting estimates with the Audit Committee of our Board of Directors and with the full Board of Directors. This review is conducted annually.

Revenue Recognition

We recognize revenue from the sale of semiconductor products, which are primarily non-commodity, specialized products that are proprietary in design and used by multiple customers. Customer acceptance provisions for performance requirements are generally based on seller-specified criteria, and are demonstrated prior to shipment.

We generate revenue through both direct sales and sales to distributors, of which distributor sales accounted for approximately 48%, 46%, and 45% of our sales in Fiscal 2006, 2005, and 2004, respectively.

In accordance with Securities  Exchange  Commission  Staff  Accounting  Bulletin
(SAB) No. 104, Revenue Recognition, we recognize product revenue through direct sales and sales to distributors when the following fundamental criteria are met:
(i) persuasive evidence of an arrangement exists, (ii) transfer of title has occurred, (iii) the price to the customer is fixed or determinable, and (iv) collection of the resulting receivable is reasonably assured.

In addition, we have agreements with distributors that cover two sales programs, specifically ship and debit claims, which relate to pricing adjustments based upon distributor resale, and stock rotation claims, which relate to certain stock return rights earned against sales. We accrue for these programs as a reduction of revenue at the time of shipment. In estimating our sales provisions, we examine historical sales returns as a percentage of distributor revenue for the preceding two fiscal years, considering trends particularly in recent months. We also consider other known factors, including estimated inventory held by our distributors, in estimating our sales provisions. We recognize revenue at the time of shipment in accordance with Statement of Financial Accounting Standards (SFAS) No. 48, Revenue Recognition When Right of Return Exists, because of the following:

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

Inventory

Inventories are valued at the lower of an adjusted standard basis, which approximates average cost, or net realizable value for work-in-process and finished goods. Raw material inventories are valued at the lower of an adjusted standard basis, which approximates average cost, or current replacement cost. The cost of inventories includes material, labor and manufacturing overhead. We periodically compare our inventory levels to an estimated twelve-month demand, on a part-by-part basis. Inventory on hand in excess of our estimated twelve-month demand is further evaluated against other considerations to determine any required charge for obsolescence. The other factors we consider include forecasted demand in relation to inventory on hand, the competition facing our products, market conditions, and our product life cycles. If estimated demand is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to write down additional inventory, which would negatively impact gross margin. If we sell inventory that has been written off in prior periods, we will record revenue without an offsetting charge to cost of revenue, which would favorably impact our gross margin.

Restructuring

We have undertaken, and may in the future undertake, restructuring initiatives which have required the development of formalized plans for exiting certain activities. All restructuring charges have been accounted for in accordance with Emerging Issues Task Force Issue No. 94-3 (EITF 94-3), Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring), and SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, depending on the time of the restructuring activity. These activities require estimation of the cost and timing of expenses for severance, idle facility, and other restructuring costs. In estimating severance costs, we are required to estimate the timing and amount of future payments. In estimating idle facility costs, we are required to estimate future lease operating costs, the amount of sublease revenue that we expect to receive, and the expected discount rate. Idle facility costs are recorded as a component of provisions for exit activities. At the end of each reporting period, we evaluate the balance in the provisions for exit activities. This evaluation could result in an increase or decrease to the provisions, which could have a material impact on our financial position and results of operations.

Income Taxes

We are subject to income taxes in Canada, Sweden, the United Kingdom, the United States and numerous other foreign jurisdictions. Our effective tax rate is based on pre-tax income, statutory tax rates and available tax planning strategies. In determining net income, we are required to make estimates and judgments in determining the effective tax rate, in evaluating our tax position, and in assessing the recoverability of deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenues and expenses. We have recorded a valuation allowance on our deferred tax assets, and recorded only deferred tax assets that can be applied against income in taxable jurisdictions or applied against deferred tax liabilities that will reverse in the future. The final outcome of audits by taxation authorities may differ from the estimates and assumptions we have used in determining our tax provisions and valuation allowances.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

Pension Liabilities

We have defined benefit pension plans in Sweden and Germany. The pension liabilities related to these plans are determined from actuarial valuations, which require us to make certain judgments and estimates relating to expected discount rates, salary increase rates, and expected rates of returns on assets. These assumptions are evaluated on an annual basis, and a change in these assumptions could have a material impact on our financial position and results of operations in future periods.

Long-Lived Assets

We evaluate the recoverability of property, plant and equipment in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset groupings may not be recoverable. In assessing the impairment, we compare projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful life against their carrying amounts. If projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on expected discounted cash flows. In assessing impairment, we are required to estimate projected future cash flows, expected useful lives of assets, and discount rates. Changes in the estimates and assumptions used could materially affect the results of our evaluation, which may have a material impact on our financial position and results of operations.

Foreign Currency Translation

We adopted the U.S. dollar as our functional currency on March 29, 2003. Since then, we have remeasured the carrying value of monetary balances denominated in currencies other than U.S. dollars at the balance sheet date rates of exchange. The gains or losses resulting from the remeasurement of these amounts have been reflected in earnings in the respective periods. We have measured non-monetary items and any related depreciation and amortization of such items at the rates of exchange in effect when the assets were acquired or obligations incurred. We have translated all other income and expense items at the average rates prevailing during the period the transactions occurred.

Prior to March 29, 2003, we measured the financial statements of our foreign subsidiaries using the local currency as the functional currency. Translation gains and losses were recorded in the cumulative translation account within total comprehensive loss included in Shareholders' Equity. The cumulative translation account will only change if we sell a subsidiary or if the functional currency of one of our subsidiaries changes to a currency other than the U.S. dollar.

Recently Issued Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS 154, Accounting Changes and Error Corrections. SFAS 154 replaces Accounting
Principles  Board  (APB) No.  20,  Accounting  Changes,  and SFAS 3,  "Reporting
Accounting Changes in Interim Financial Statements". The statement requires retrospective application to prior period financial statements of changes in accounting principles, unless it is impracticable to determine either the prior period effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes and corrections of errors made beginning in Fiscal 2007. We do not expect the adoption of SFAS 154 to have a material impact on our financial position or results of operations.

In December 2004, the FASB published a revision to Statement of Financial Accounting Standards No. 123 (SFAS 123R), Share-Based Payments. The revision requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value. Under the new standard, companies will not be able to account for share-based payments using the intrinsic method in accordance with Accounting Principles Board Opinion
(APB) No. 25, Accounting for Stock Issued to Employees. In April 2005 the Securities and Exchange Commission (SEC) approved a rule delaying the effective date of the revisions to SFAS 123R for public companies to the first annual period beginning after June 15, 2005. We will use the Black-Scholes-Merton option pricing model to account for stock options on a modified prospective basis beginning in the first quarter of Fiscal 2007.

In November 2004, the FASB issued SFAS 151, Inventory Costs. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS 151 to have a material impact on our financial position, results of operations or cash flows.

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

Prior to the third quarter of Fiscal 2006, we segmented our business as Network Communications, Consumer Communications and Ultra Low-Power Communications and as a result had three reportable segments. On November 15, 2005, we sold the assets related to our RF Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (UK) Limited. Following the sale of this business, we also conducted a strategic assessment of our remaining operations. Based on this review of our current strategic direction, we determined that all of our product lines within our four operating segments contain similar products, production processes, types of customers, distribution methods, and economic characteristics. As a result of this review, we have concluded that we meet the criteria to aggregate these operating segments, and as a result we will report as one reportable segment.

Following the divestiture of the RF Front-End Consumer Business, the financial results for this business unit have been reported as a discontinued operation for the current and comparative periods, and have been excluded from the results from continuing operations.

The following discussion and analysis explains trends in our financial condition and results of operations for the fiscal year ended March 31, 2006, compared with the two previous fiscal years. This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results.

Zarlink's year-end is the last Friday in March. The 2006 Fiscal year consisted of a 53-week period as compared to a 52-week period in Fiscal 2005 and Fiscal 2004.

Results of Operations

                                                                                 2006          2005           2004
                                                                             -------------------------------------------
Consolidated revenue                                                         $    144.9    $    160.8     $    170.7

Income (loss) from continuing operations                                            2.0         (13.1)         (23.5)
Discontinued operations                                                            46.8          (7.7)         (15.1)
Net income (loss)                                                                  48.8         (20.8)         (38.6)
Income (loss) per common share
   From continuing operations                                                      (0.01)        (0.12)         (0.20)
   From discontinued operations                                                     0.37         (0.06)         (0.12)
Basic and diluted                                                                   0.36         (0.18)         (0.32)
Weighted average common shares outstanding - millions
   Basic                                                                          127.3         127.3          127.3
                                                                             ===========================================
   Diluted                                                                        127.4         127.3          127.3
                                                                             ===========================================

Our Fiscal 2006 revenue decreased by $15.9, or 10%, from Fiscal 2005. Revenue decreased mainly due to lower sales volumes of our Industrial Wireless products, which represented approximately 5% of the revenue decline, as well as fewer shipments of our Consumer Wireless products, which represented approximately 4% of the decline. Despite year over year revenue declines, we have seen sequential growth since the second quarter of Fiscal 2006 due to higher shipments of our Telecom Networking, Timing and Foundry products.

Our Fiscal 2005 revenue decreased by $9.9, or 6%, from Fiscal 2004. Our revenue decline was due primarily to lower sales volumes of our Legacy Communication products.

In Fiscal 2006 we recorded income from continuing operations of $2.0, or a loss of $0.01 per share attributable to common shareholders after preferred share dividends of $2.2 and premiums on preferred share repurchases of $0.6. This compares to a loss from continuing operations of $13.1, or $0.12 per share, in Fiscal 2005. The improvement in Fiscal 2006 was driven mainly by reduced operating expenses, as well as an income tax recovery of $2.5. The income from continuing operations in Fiscal 2006 included the following:

      o an impairment on a design tool contact of $5.4 and charges related to unused space of $0.3, both recorded in Asset Impairment and Other;

      o severance costs of $1.3, of which $1.0 was included in selling and administrative expense, $0.4 was included in cost of revenue, and a $0.1 recovery was included in research and development expenses; and

      o a gain on sale of business of $1.9 resulting from payments received on a note receivable.

      The Fiscal 2005 loss from continuing operations included the following:

      o severance costs of $11.9, as we reduced headcount in all areas, of which $2.5 was included in cost of revenues, $2.3 was included in research and development expenses, and $7.1 was included in selling and administrative expenses;

      o     $4.0 of asset impairment and other restructuring costs;

      o     an inventory obsolescence charge of $2.7; and

      o a gain on sale of business of $15.9 resulting from payments received on a note receivable.

In Fiscal 2005 we recorded a loss from continuing operations of $13.1, or $0.12 per share. This compares to a loss from continuing operations of $23.5, or $0.20 per share, in Fiscal 2004. Improvements in Fiscal 2005 were primarily driven by lower expenses and the gain on sale of business, partially offset by the severance, asset impairment, and inventory obsolescence charges recorded in the period. The Fiscal 2004 loss included severance costs of $7.0 as we reduced our headcount in all areas. In addition, the Fiscal 2004 loss included $11.1 of asset impairment and other restructuring costs.

Geographic Revenue

Our revenue based on the geographic location of customers was distributed as follows:

                                              2006      % of Total       2005       % of Total       2004       % of Total
                                          ---------------------------------------------------------------------------------
Europe                                     $  53.3          37%        $  58.8          37%        $  57.4          34%
Asia Pacific                                  46.2          32            43.5          27            55.3          32
United States                                 36.1          25            46.3          29            44.8          26
Canada                                         7.3           5             8.4           5             9.1           5
Other Regions                                  2.0           1             3.8           2             4.1           3
                                           -------         ---         -------         ---         -------         ---
Total                                      $ 144.9         100%        $ 160.8         100%        $ 170.7         100%
                                           =======         ===         =======         ===         =======         ===

Europe

Revenue from our European customers decreased by 9% in Fiscal 2006 from Fiscal 2005 due primarily to lower shipments of our Industrial Wireless products. Our European revenue increased by 2% in Fiscal 2005 from Fiscal 2004 due primarily to higher shipments of our Industrial Wireless products, which accounted for a revenue increase of approximately 19%, partially offset by lower shipments of Legacy Communication products, which accounted for a revenue decrease of approximately 14%.

Asia/Pacific

Our revenue in the Asia/Pacific region increased by 6% in Fiscal 2006 compared to Fiscal 2005 due primarily to higher sales volumes of our Telecom Networking, Timing and Optical products, which accounted for revenue increases of approximately 4%, 3%, and 3%, respectively. These increases were partially offset by lower shipments of our Voice Processing and Foundry products, which accounted for decreases of 2% and 2%, respectively.

Revenue in this region decreased by 21% in Fiscal 2005 compared to Fiscal 2004 due primarily to decreased shipments of our Legacy Communication and Consumer Wireless products, which accounted for decreases of 14% and 5%, respectively.

United States

Our revenue in the United States decreased by 22% in Fiscal 2006 from Fiscal 2005 primarily due to lower sales volumes of our Telecom Networking, Consumer Wireless, Industrial Wireless and Foundry products, which accounted for approximately 7%, 5%, 5%, and 3%, respectively, of the decline.

Our revenue in the United States increased by 3% in Fiscal 2005 from Fiscal 2004 primarily due to higher sales volumes of our Consumer Wireless, Timing, and Foundry product, which accounted for approximately 5%, 2%, and 2%, respectively, of the increase. These improvements were partially offset by decreased product shipments of our Medical ASICs products, which resulted in a revenue decrease of approximately 5% within this region.

Canada

Our Canadian revenue decreased by 13% in Fiscal 2006 from Fiscal 2005 and by 8% in Fiscal 2005 from Fiscal 2004 due primarily to lower shipments of our Telecom Networking products.

Other Regions

Our revenue from other regions decreased by 47% in Fiscal 2006 compared with Fiscal 2005 due mainly to lower shipments of our Consumer Wireless products, partially offset by increased shipments of our Foundry products. Fiscal 2005 revenue decreased by 7% as compared with Fiscal 2004 due mainly to lower shipments of our Consumer Wireless products.

Gross Margin

                                        2006            2005          2004
                                      -------------------------------------

Gross margin                           $  72.8        $  74.8       $  84.5
As a % of total revenue                     50%            47%           50%

Our gross margin as a percentage of revenue was 50% for the year ended March 31, 2006, an increase of three percentage points from 47% in the previous year. Fiscal 2005 margins were adversely impacted by an inventory obsolescence charge of $2.7 in the fourth quarter related primarily to the write down of legacy products. Gross margin was also adversely impacted in Fiscal 2005 by severance costs of $2.5, as compared to $0.4 in Fiscal 2006.

Our gross margin as a percentage of revenue was 47% in Fiscal 2005 as compared to 50% in the previous year. Fiscal 2005 gross margins were adversely impacted by the inventory obsolescence and severance charges discussed above, as well as a change in our product mix.

Operating Expenses

Research and Development (R&D)

                                         2006           2005           2004
                                      ---------------------------------------

R&D expenses                           $  37.5        $  52.7        $  62.2
As a % of total revenue                     26%            33%            36%

Our R&D expenses decreased by 29%, or $15.2, in Fiscal 2006 from Fiscal 2005. The decrease in Fiscal 2006 resulted primarily from lower salaries, benefits and materials costs resulting from headcount reduction activities we implemented in the previous year, as we ceased research and development on our digital video decoder program. Fiscal 2006 expense included a recovery of severance costs of $0.1, as compared to costs of $2.3 in the previous year. We also benefited from lower design tool costs in Fiscal 2006 as compared to the previous year. In addition, we had lower research and development expenses related to our Medical products due to higher reimbursement of development costs.

Our Medical product strategy comprises a blend of ASSPs and custom design and development. This strategy allows us to develop highly differentiated custom designs from our intellectual property for our key customers, and furthermore, by enjoying close relationships with market leaders, it ensures that we are investing wisely in developing the right standard products. For custom designs, we receive Non-Recurring Engineering (NRE) reimbursements, which are recorded as recoveries of R&D expenditures. These NRE's are recognized upon achievement of milestones within development programs, thus the amounts will fluctuate from period to period.

R&D expenses decreased by 15%, or $9.5, in Fiscal 2005 from Fiscal 2004. The decline in Fiscal 2005 as compared to the previous year resulted primarily from lower salaries and benefits and other cost savings realized from cost reduction activities implemented, primarily in the Telecom Networking area, partially offset by higher expenses in initiatives within our Industrial Wireless product group. In Fiscal 2004 we reduced our R&D headcount by 147 employees and incurred severance costs of $2.6.

Our R&D activities focused on the following areas:

o Ultra low-power integrated circuits supporting short-range wireless communications for healthcare applications such as implantable medical devices, swallowable camera capsules, and personal area communications devices;

o Timing, including (i) Network Synchronization (traditional timing) - Digital and Analog Phase Lock Loops (PLL) solutions for T1/E1 to SONET/SDH equipment requiring accurate and standards driven timing and synchronization; and (ii) Timing over Packet - Meeting network convergence solutions for applications requiring Circuit Switched Traffic over Packet Domains;

o Ethernet Switching - High density fast Ethernet (FE) switching for communication backplanes and for linecards where integrated Quality of Service (QOS) is required for converged solutions;

o Voice Processing Solutions - Low, medium and high-density voice echo cancellation solutions meeting G.168 standards for wireless, wired and enterprise segments; and

o Parallel optical modules for high speed, short reach applications, providing customers with more cost-effective solutions.

Selling and Administrative (S&A)

                                         2006          2005         2004
                                      ------------------------------------

S&A expenses                           $  35.6       $  47.4      $  40.4
As a % of total revenue                     25%           29%          24%

Our S&A expenses in Fiscal 2006 decreased by 25% or $11.8 as compared to Fiscal 2005. Lower expenses in Fiscal 2006 were driven primarily by lower severance costs. In Fiscal 2006 we incurred severance costs of $1.0, as compared to $7.1 in the previous year. Fiscal 2005 severance charges resulted from headcount reductions in senior management, sales and other administrative functions. These headcount reductions impacted employees in Canada, the U.S., Sweden and other geographic regions. Fiscal 2006 benefited from lower salaries and benefits costs as a result of the headcount reductions implemented in the previous year. In addition, we had lower corporate governance costs in Fiscal 2006 as compared to the previous year.

Our S&A expenses in Fiscal 2005 increased by 17% or $7.0 as compared to Fiscal 2004, due mainly to the severance costs incurred. Expenses also increased in Fiscal 2005 due to higher corporate governance costs. These increases were partially offset by savings realized from cost reduction activities in prior years. S&A expenses in Fiscal 2004 included $3.3 of severance charges within the sales, marketing, and other administrative functions in France, Canada and various other geographic regions.

Stock Compensation Expense

During Fiscal 2006, we recorded stock compensation expense of $0.1 (2005 - $0.1; 2004 - $0.2). The stock compensation expense in Fiscal 2006 related to expense triggered upon the modification of stock options awarded to an employee within our RF Front-end Consumer business. This expense was recorded as a component of Discontinued Operations. The stock compensation expense in Fiscal 2004 and Fiscal 2005 represented the amortization of the fair value of stock options awarded to a former employee, and was recorded as a component of S&A expense.

In Fiscal 2007, we will account for stock options using the fair value method as required by SFAS 123(R), Accounting for Stock-Based Compensation. On March 20, 2006, we accelerated all stock options with exercise prices equal to or greater than Cdn $4.00 and U.S. $3.48 per share. The accelerations will result in reducing our stock compensation expense in future years related to these options. No stock compensation expense was recorded related to these transactions in Fiscal 2006. Our stock compensation expense in future periods is impacted by many variables and thus is expected to fluctuate based on factors including share prices, option prices, number of options granted, share price volatility, the risk free interest rate, and expected option lives.

Asset Impairment and Other

We recorded asset impairment and other costs of $5.7 in Fiscal 2006 (2005 - $4.0; 2004 - $11.1).

During Fiscal 2006 we performed a review of the usage of our software design tools. As a result of this review, we recognized an impairment on design tools no longer in use of $5.4. The impairment resulted in a decrease in prepaid expense of $2.1, and a provision of $3.3 (which was included in provisions for exit activities) which is payable in the first quarter of Fiscal 2007. In addition, we recorded an expense of $0.3 resulting from a change in estimated lease costs for idle and excess space from exit activities implemented and completed in prior years.

During Fiscal 2005 we recorded $4.0 of asset impairment and other costs. As a result of the workforce reduction activities implemented during the fiscal year, which are discussed elsewhere in this Item 5, we performed an evaluation of the net realizable value of certain assets. As a result of this evaluation, we recorded an impairment charge of $2.7 related primarily to testing equipment. We also recorded a charge of $1.3 related to excess space under lease contract in the United Kingdom and Canada.

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

Gain on Sale of Business

On March 28, 2002, we sold our wafer fabrication facility in Plymouth, U.K., as well as certain intellectual property and related foundry businesses to companies controlled by X-FAB Semiconductor Foundries AG (X-FAB) of Erfurt, Germany for $30.0, represented by $12.0 in cash on closing and a note of $18.0 repayable over three years. At the time of the sale, the gain on sale was deferred and netted against the carrying value of the note receivable. We recognized the gain as payments were made on the note receivable, and accordingly recognized a gain on sale of business of $1.9 in Fiscal 2006 (2005 - $15.9; 2004 - $nil).

As part of this agreement, we signed a five-year agreement to ensure continuity of supply of our products manufactured at Plymouth. There is no minimum unit volume purchase requirement under the agreement.

In Fiscal 2004, we recorded a reversal of $0.2 related to the release of provisions accrued in 2002, as we did not expect to incur any further costs related to sales of Foundry businesses.

Other Non Operating Income and Expense

Interest Income

Our interest income was $2.5 for the year ended March 31, 2006, as compared to $1.1 in Fiscal 2005. The increase was mainly due to higher interest rates in Fiscal 2006, as well as increased cash balances commencing in the third quarter of Fiscal 2006 resulting from the cash proceeds received upon sale of the RF Front-End Consumer Business. Interest income was $1.1 in Fiscal 2005 as compared to $1.3 in Fiscal 2004. The decrease was due to lower average cash, cash equivalent and short-term investment balances in Fiscal 2005 as compared to the prior year, as well as lower interest rates.

Gain on Sale of Long-Term Investments

During Fiscal 2004 we sold our investment in a privately held company for cash proceeds of $0.6. The investment had a carrying value of $nil, resulting in a gain on sale of $0.6 during Fiscal 2004.

Foreign Exchange Gains and Losses

Our foreign exchange gains in Fiscal 2006 were $1.1, as compared to losses of $1.3 and $1.0 in 2005 and 2004, respectively. We record net gains and losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, and according to month-end market rates. Historically we have held restricted cash in U.S. dollars to secure letters of credit related to our pension plan in Sweden. During Fiscal 2006, we changed our investment strategy to secure our Swedish pension liability of $13.6 (96.8 million Swedish Krona) by directly pledging $12.6 (97.8 million Swedish Krona) of cash. The Swedish pension liability is comprised of $12.5 (96.8 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $1.1 as determined under the U.S. GAAP provisions of SFAS No. 87, Employers' Accounting for Pensions. This change in investment strategy has acted as a natural hedge against foreign exchange movements on the pension liability in Sweden. As a result, our exposure to foreign exchange gains and losses on this liability has been mitigated.

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

A number of years may elapse before a particular matter for which we have established a reserve is audited and finally resolved. The number of years for which we have audits that are open varies depending on the tax jurisdiction. While it is often difficult to predict the final outcome or the timing of the resolution, we believe that our reserves reflect the probable outcome of known tax contingencies. Favorable resolutions will be recognized as a reduction of tax expense in the year of resolution. Unfavorable resolutions will be recognized as a reduction to our reserves, a cash outlay for settlement and a possible increase to our annual tax provision. Such differences could have a material impact on the income tax provision and operating results in the period in which such determination is made.

Our income tax recovery in Fiscal 2006 was $2.5, compared with $0.5 in Fiscal 2005 and $5.5 in Fiscal 2004. During Fiscal 2006, audits related to our 2001 Canadian federal tax return were substantially completed. Based on the results of these audits and our periodic review of the provision, we recorded a recovery of taxes related to items settled or closed during the year. This recovery was partially offset by an increase in our tax provision for estimated additional costs expected to be incurred to settle outstanding issues relating to fiscal years still subject to audit. These adjustments resulted in a net recovery of $0.5. The tax recovery in Fiscal 2005 was due primarily to recoveries on refunds we received during the year. In addition, we changed our estimates of future tax recoveries and probable outcomes on historical tax filings based on settlement of audits, passage of time, and tax losses accumulated during our most recent fiscal years. The tax recovery in Fiscal 2004 was due primarily to tax recoveries on current year losses, tax refunds received, and changes in estimates of future tax recoveries and probable outcomes on historical tax filings based on settlement of audits, passage of time, and tax losses accumulated.

During the year, we sold our RF Front-End Consumer business in the UK. In accordance with the provisions of SFAS No. 109, Accounting for Income Taxes, as a result of losses incurred in the UK in the latter part of the year, we recorded a tax benefit of $2.1 from continuing operations. An offsetting expense of $2.1 was recorded against the gain realized on discontinued operations. We have also recorded a provision for income taxes related to our estimate of tax expense on the gain.

The remaining provision relates to federal minimum taxes and taxes payable in foreign jurisdictions.

In Fiscal 2006, our effective tax rate was higher than the 35% domestic tax rate due to recoveries from provisions released and the impact of tax recoveries booked on continuing operations, partially offset by income tax expense booked in discontinued operations as a result of the sale of our RF Front-End Consumer Business. In Fiscal 2005, our effective tax rate was a recovery of 3%. This rate was lower than the 35% domestic tax rate due to unrecorded temporary differences and losses incurred during the year net of the recoveries discussed above. In Fiscal 2004, our effective tax rate was a recovery of 12%. This rate was lower than the 35% domestic tax rate due to unrecorded temporary differences and losses incurred during the year net of recoveries related to tax refunds received in excess of provision estimates in both domestic and foreign operations.

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable income and uncertainties relating to future taxable income in the periods in which the deferred tax assets are deductible, we have established a valuation allowance at the end of Fiscal 2006 of $193.6 (2005 - $191.7). The increase in the valuation allowance relates mainly to investment tax credits, losses incurred, and temporary differences in our domestic operations, partially offset by the utilization of losses and temporary differences in our foreign operations.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

Discontinued Operations

RF Front-End Consumer Business

On November 15, 2005, we sold the assets of our RF Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (UK) Limited (Intel), for $68.0. The sale resulted in a gain of $53.6 during Fiscal 2006.

The following table shows the carrying value of the assets which were included as assets held for sale:

                                                         2006         2005
                                                       -------       ------
Inventories                                            $    --        $6.8
Fixed assets                                                --         2.8
                                                       -------        ----
Total assets                                           $    --        $9.6
                                                       =======        ====

The following table shows the results of the RF Front-End Consumer Business which are included as discontinued operations:

                                                      2006      2005      2004
                                                     ------    ------    ------
Revenue                                               $34.1     $53.4    $ 27.8
                                                      -----     -----    ------

Operating loss from discontinued operations            (6.8)     (7.7)    (16.3)
Gain on disposal, net of tax of $3.9                   53.6       --        --
                                                      -----     -----    ------
Income (loss) from discontinued operations            $46.8     $(7.7)   $(16.3)
                                                      =====     =====    ======

During Fiscal 2006, a provision for income taxes has been recorded related to our estimate of the tax expense on the gain. When we perform future assessments of this liability, adjustments to this estimate could occur, which could increase or decrease the tax expense. Such adjustments could be material.

The following table shows the cash flows from investing activities in Fiscal 2006 related to the sale of the RF Front-End Consumer Business:

Proceeds on sale                                          $68.0
Payment of transaction and other costs                     (2.3)
                                                          -----
Proceeds on sale - net                                    $65.7
                                                          =====

Following the sale of the RF Front-End Consumer Business on November 15,2005, we entered into a transition services agreement (TSA) with Intel whereby we would continue to provide order fulfillment and supply chain management services for a period up to May 15, 2006. As at March 31, 2006, we had amounts payable to Intel of $5.7 which were included in other accrued liabilities. These amounts related primarily to customer collections on behalf of Intel, partially offset by inventory and other expenses which we paid on behalf of Intel.

Systems Business

On November 3, 2000, we adopted formal plans to pursue divestiture opportunities related to the distinct operations of the Systems business. Accordingly, the operations related to this business were accounted for as discontinued operations with November 3, 2000 being the effective measurement date.

On February 16, 2001, we sold our worldwide Systems business to the company now operated as Mitel Networks Corporation (Mitel). As part of the transaction, we transferred most of our Ottawa, Canada real estate to Mitel. We received $196.7 in cash proceeds, after adjustments, in exchange for selling a 90% ownership interest in our communications systems business and most of our real property in Ottawa, Canada. Since February 16, 2001, new third party investments in Mitel have resulted in diluting our ownership interest. Based on information contained in the registration statement and preliminary prospectus filed by Mitel on May 10, 2006, our ownership interest in Mitel was less than 5%.

During Fiscal 2004, we recorded an adjustment of $1.2 related to a tax recovery on this transaction resulting from our revision of estimates based on the closure of audit years in certain foreign tax jurisdictions. This recovery was recorded in discontinued operations.

Net Income (Loss)

We recorded net income of $48.8, or $0.36 per share in Fiscal 2006. This compares to a net loss of $20.8, or $0.18 per share in Fiscal 2005, and a net loss of $38.6, or $0.32 per share, in Fiscal 2004. The net income in Fiscal 2006 was primarily attributed to income from discontinued operations of $46.8 resulting from the sale of the RF Front-end Consumer Business, as well as an income tax recovery of $2.5, both of which are discussed elsewhere in Item 5. The net losses in Fiscal 2004 and Fiscal 2005 were attributable primarily to low revenue caused by the prolonged downturn in the semiconductor industry in addition to severance costs, asset impairments and other restructuring charges discussed elsewhere in Item 5. The Fiscal 2005 net loss was reduced by a gain on sale of business resulting from payments received on a note receivable.

Backlog

Our 90-day backlog as at March 31, 2006 was $27.8 (2005 - $27.1). Generally, manufacturing lead times for semiconductor products are longer than one quarter because of the nature of the production process. However, as orders are sometimes booked and shipped within the same fiscal quarter (often referred to as "turns"), order backlog is not necessarily indicative of a sales outlook for the quarter or year.

Common Shares Outstanding

As  at  June  2,  2006,  there  were   127,323,823   Common  Shares  of  Zarlink
Semiconductor Inc., no par value, issued and outstanding.

Operating and Financial Review and Prospects - Canadian Supplement

(in millions of U.S. dollars, except per share amounts, and in accordance with Canadian GAAP)

You should read the following Operating and Financial Review and Prospects - Canadian Supplement (Canadian Supplement) in conjunction with our Operating and Financial Review and Prospects included elsewhere in this Annual Report on Form 20-F. You should also read the Canadian Supplement in conjunction with the audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP included elsewhere in this Annual Report on Form 20-F and the audited consolidated financial statements and notes thereto prepared in accordance with Canadian generally accepted accounting principles (Canadian
GAAP) included elsewhere in this document and in our Annual Information Form for the year ended March 31, 2006.

Results of Operations

                                                                                        Years Ended
                                                                       ---------------------------------------------
                                                                         March 31,       March 25,       March 26,
                                                                            2006            2005            2004
                                                                       ---------------------------------------------
Loss from continuing operations before income taxes - U.S. GAAP           $ (0.5)          $(13.6)         $(29.0)
                                                                       =============================================
Loss from continuing operations before income taxes - CDN GAAP            $ (6.0)          $(36.9)         $(28.9)
                                                                       =============================================

Income (loss) from continuing operations - U.S. GAAP                      $  2.0           $(13.1)         $(23.5)
                                                                       =============================================

Loss from continuing operations - CDN GAAP                                $ (3.5)          $(30.9)         $(23.2)
                                                                       =============================================

Loss per common share from continuing operations - U.S. GAAP              $(0.01)          $(0.12)         $(0.20)
                                                                       =============================================

Loss per common share from continuing operations - CDN GAAP               $(0.04)          $(0.26)         $(0.20)
                                                                       =============================================

Net  income (loss) - U.S. GAAP                                            $ 48.8           $(20.8)         $(38.6)
                                                                       =============================================

Net income (loss) - CDN GAAP                                              $ 43.4           $(38.6)         $(38.3)
                                                                       =============================================

Net income (loss) per common share - U.S. GAAP                            $ 0.36           $(0.18)         $(0.32)
                                                                       =============================================

Net income (loss) per common share  - CDN GAAP                            $ 0.32           $(0.32)         $(0.32)
                                                                       =============================================

Stock compensation expense has been included in income (loss) from continuing operations and not been allocated between continuing and discontinued operations as we do not track these expenses by functional area.

Our income from continuing operations under U.S. GAAP resulted in a loss from continuing operations under Canadian GAAP due principally to differences in the method used to record a gain on sale of a business, the treatment of stock compensation expense, the treatment of imputed interest income on the valuation of long-term note receivable, and the method used to record an impairment charge for long-lived assets in previous years.

Under U.S. GAAP, a gain on sale of business of $1.9 was recorded in Fiscal 2006 as a result of payments received on the note receivable from X-FAB. Under Canadian GAAP, the gain was recognized in Fiscal 2002 at the time of the sale of the business. As a result of this difference in the treatment of the sale of the business, Zarlink's gain on sale of business under U.S. GAAP was $1.9 higher than the corresponding amount under Canadian GAAP (2005 - $15.9; 2004 - no difference).

For the year ended March 31, 2006, Canadian GAAP stock compensation expense was $3.1 (2005 - $1.8; 2004 - $0.3) higher than the U.S. GAAP expense due to differences in our policy to account for employee stock options. Under Canadian GAAP, we expense stock-based awards granted to employees using the fair value method. Under U.S. GAAP, we account for employee stock options using the intrinsic value method.

The Canadian GAAP interest income was higher in Fiscal 2005 and Fiscal 2004 than the corresponding U.S. GAAP amount due to differences in the treatment of imputed interest income on the valuation of a long-term note receivable. Under Canadian GAAP, we have recorded these amounts in our earnings, as compared to under U.S. GAAP, where they have been deferred and netted against the value of the note receivable. The difference in accounting resulted in a higher interest income under Canadian GAAP by $0.7 for the year ended March 25, 2005 (2004 - $1.4)

The  Canadian  GAAP  loss  from  continuing   operations  was  higher  than  the
corresponding U.S. GAAP amounts due to differences in the net book values of certain fixed assets resulting from different methods used to determine fair values resulting from their impairment. The different net book values of fixed assets resulted in a higher depreciation expense under Canadian GAAP by $0.4 for the year ended March 31, 2006 (2005 - $0.8; 2004 - $0.8).

B.    Liquidity and capital resources

Our principal source of liquidity as at March 31, 2006 was cash, cash equivalents, and short-term investments totaling $115.3 (2005 - $59.0). Included in these amounts as at March 31, 2006 were cash and cash equivalents of $90.7 (2005 - $19.4), and short-term investments of $24.6 (2005 - $39.6).

Operating Activities

Cash generated from operating activities during Fiscal 2006 was $0.5 as compared to cash used of $19.5 during Fiscal 2005.

Cash flow generated from operations before changes in working capital was $3.6 during Fiscal 2006 compared to cash flow used in operations of $12.7 during Fiscal 2005. Our cash flows from operations improved during Fiscal 2006 due mainly to improved operating results during the period.

Since March 25, 2005, our non-cash working capital, as reflected in the consolidated statements of cash flows, increased by $3.1, mostly due to the following:

o a decrease in trade and other accounts receivable of $7.3 due mainly to lower revenue during the fourth quarter of Fiscal 2006 resulting from the sale of our RF Front-End Consumer Business, as well as the timing of both shipments and customer payments within the period;

partially offset by

o a reduction of payables and accrued liabilities of $6.7 due primarily to a reduction in trade accounts payable of $6.8 due to the timing of payments within the period. In addition, our provisions for exit activities decreased by $3.5 due mainly to payment of severance costs incurred in Fiscal 2005, partially offset by increased lease and contract settlement costs, and an increase in other accrued liabilities;

o an increase in inventories of $1.6 due mainly to accommodate shipments in the first quarter of Fiscal 2007; and

o an increase in prepayments of $1.4 due mainly to the timing of payments on software design tool contracts.

In comparison, our non-cash working capital increased by $6.8 during Fiscal 2005, mostly due to the following:

o a reduction of payables and accrued liabilities of $4.9 due primarily to a decrease in income taxes payable and payments related to pension and other employee related payables, partially offset by an increase in provisions for exit activities; and

o an increase in prepayments of $1.7 due mainly to the timing of payments on software design tool contracts.

In the first quarter of Fiscal 2007 we paid approximately $3.5 related to software design tool costs. $3.3 has been included in provisions for exit activities in Fiscal 2006 as this amount relates to design tools no longer in use.

In conjunction with the sale of the RF Front-End Consumer business discussed elsewhere in this Management's Discussion and Analysis, as at March 31, 2006, we had amounts payable to Intel of $5.7 which were included in other accrued liabilities. We paid this amount in the first quarter of Fiscal 2007.

Investing Activities

Cash provided from investing activities was $81.5 for the year ended March 31, 2006 compared to cash provided of $28.6 during Fiscal 2005. The net cash inflow from investing activities during Fiscal 2006 included the following:

o     Net proceeds on the sale of our RF Front-End Consumer Business of $65.7;

o     the maturity of short-term investments totaling $67.7; and

o     proceeds of $2.0 received as payment against a note receivable from X-FAB;

partially offset by

o     the purchase of short-term investments totaling $52.7; and

o expenditures for fixed assets of $1.7, primarily related to improvements to information technology resources, and test equipment.

The net cash inflow from investing activities during Fiscal 2005 included the following:

o     The maturity of short-term investments totaling $109.4; and

o proceeds of $15.9 received as payment against a note receivable from X-FAB;

partially offset by

o     the purchase of short-term investments totaling $94.2; and

o purchases of fixed assets of $3.2, primarily related to test equipment and improvements to manufacturing facilities.

In conjunction with the sale of the Systems Business discussed elsewhere in this
Item 5, we own 10,000,000 common shares of Mitel. If Mitel does not complete an initial public offering by September 1, 2006, we (along with some other investors) have a put right, exercisable for 90 days after September 1, 2006, which, unless we agree to a modification of these conditions, allows us to send a notice to Mitel requiring that they repurchase all or any portion of these common shares (subject to appropriate adjustments for events such as stock splits) at $2.44 (Cdn $2.85). On May 10, 2006, Mitel filed a registration statement with the SEC and a preliminary prospectus with securities regulators in all of the provinces and territories in Canada in preparation for an initial public offering of its common shares. If Mitel does not register our Mitel shares in this offering, we cannot sell any of our Mitel common shares for 180 days following the date of this prospectus. Our investment in Mitel is recorded at a nil value. Any proceeds received on the sale of this investment will result in both a gain on sale of investments, and a cash inflow in the period of the sale.

Financing Activities

Cash used in financing activities during Fiscal 2006 totaled $4.4. The cash outflow was primarily the result of the following:

o     the payment of $2.7 for dividends on the preferred shares; and

o     the repurchase of $1.6 of our redeemable preferred shares.

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

We are required to pay quarterly dividends on our preferred shares of $0.43 (Cdn$0.50) per share. Subject to foreign exchange rate fluctuations, we expect to pay approximately $2.2 in dividends in Fiscal 2007. We are also required to make reasonable efforts to purchase 22,400 preferred shares in each calendar quarter at a price not exceeding $21.42 (Cdn$25.00) per share plus costs of purchase. If the market price of the shares remains below this price, we expect to repurchase approximately $1.9 of preferred shares in Fiscal 2007.

At the end of the second quarter of Fiscal 2006, we had credit facilities totaling $27.1 (U.S. $10.0 and Cdn $20.0) available for letters of credit. The credit facilities were used primarily to secure our Swedish pension liability, and were secured with restricted cash. During the third quarter of Fiscal 2006, we directly pledged $12.5 (97.5 million Swedish Krona) of cash to fully secure our Swedish pension liability; consequentially, we decreased our credit facilities to $10.9 (U.S. $10.0 and Cdn $1.0). In the fourth quarter of Fiscal 2006 we increased our credit facility by $0.4 (Cdn $0.5), as we anticipate that we will require future additional security for our Supplementary Executive Retirement Plan (SERP) in upcoming periods. As at March 31, 2006, we had credit facilities of $11.3 (U.S. $10.0 and Cdn $1.5) available for letters of credit. As at March 31, 2006, we had used $1.0 of our credit facilities, and accordingly we had unused facilities of $10.3 available for letters of credit. The outstanding letters of credit included the following:

o     $0.8 related to our SERP plan; and

o $0.2 to secure certain obligations for office lease arrangements and custom bonds.

As at March 31, 2006, cash and cash equivalents totaling $1.2 were pledged under the credit facilities to cover outstanding letters of credit. A total of $12.6 (97.8 million Swedish Krona) in restricted cash is now pledged to secure our pension liability of $13.6 in Sweden. The Swedish pension liability is comprised of $12.5 (96.8 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $1.1 as determined under the U.S. GAAP provisions of SFAS No. 87, Employers' Accounting for Pensions. We have also pledged an additional $0.2 as security for a custom bond and office lease and related credit facilities.

While we have already pledged $12.6 of cash to secure the Swedish pension liability, we also have the option to purchase insurance to fully fund this pension liability in the future. If we were to fully fund this pension plan, we would have no further obligations under the plan. In order to fully fund this pension plan, we would be required to pay a premium equivalent to the net present value of the interest costs that would otherwise accrue in the future. The decision to fully fund the pension plan would result in an expense, and cash outflow, equivalent to this premium, which could materially affect our results of operations in that period.

We are required to meet certain covenants, including financial covenants, under the provisions of our credit facility agreements. We are currently in compliance with these covenants, although we cannot be certain that we will be able to either meet these covenants in the future or obtain a waiver from the bank if we do not meet these covenants. This may result in the availability of the credit facility being reduced or restricted. As we have substantially secured our credit facility by pledging cash and cash equivalents, we do not anticipate that a reduction or restriction of this facility would negatively impact our financial position in a material way.

We believe that our existing cash, cash equivalents, short-term investments, and restricted cash balances, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, preferred share payments, and other cash outflows for the foreseeable future.

C.    Research and development, patents, and licenses, etc.

Our R&D programs are primarily directed at developing intellectual property in the areas of IC and optical process development, communications ICs, optoelectronic components, and ultra low-power semiconductors. Our R&D expense amounted to $37.5 in Fiscal 2006, as compared to $52.7 and $62.2 in Fiscal 2005 and Fiscal 2004, respectively.

Our process development efforts are focused on mixed-signal processes and yield improvements in bipolar processes. R&D programs include development of intellectual property in the areas of network timing and synchronization functions, packet switching, packet processing, and voice processing functions. Optoelectronics R&D activity is focused primarily on technology for PFOM modules.

In addition, research and development efforts are focused on high reliability solutions for healthcare and battery powered wireless communications. We are developing ultra low-power integrated circuits supporting short-range communications for health monitoring and other applications, including in-vivo systems.

We maintain product design centers in Ottawa, Canada; Jarfalla, Sweden; San Diego and Irvine, California in the United States; Caldicot, Swindon, and Plymouth in the United Kingdom; and Rotterdam in the Netherlands.

Refer also to Item 5A - Operating Results.

D.    Trend information

Refer to Item 5A - Operating Results, for a discussion of our most significant recent trends in production, sales and inventory.

E.    Off-balance sheet arrangements

Performance Guarantees

Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. We have an outstanding performance guarantee related to a managed services agreement (project agreement) undertaken by the Communications Systems business (Systems), which is now operated as Mitel Networks Corporation (Mitel). We continue to guarantee performance under the project agreement following the sale of the Systems business. The project agreement and performance guarantee extend until July 16, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments we could be required to make under the guarantee at June 2, 2006, was $37.6 (20.0 million British pounds), assuming we are unable to secure the completion of the project. We are not aware of any factors that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, we believe that an alternate third-party contractor could be secured to complete the agreement requirements. We have not recorded a liability in our consolidated financial statements associated with this guarantee.

In connection with the sale of the Systems business, we provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at March 31, 2006, the taxation years 2000 to February 16, 2001 are subject to audit by taxation authorities in certain foreign jurisdictions and are therefore still subject to the above noted tax indemnities.

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

Supply Agreements

We have wafer supply agreements with three independent foundries, which expire from Fiscal 2007 to 2011. Under these agreements, the suppliers are obligated to provide certain quantities of wafers per year. None of the agreements have minimum unit volume purchase requirements.

F.    Tabular disclosure of contractual obligations

The following tables provide a summary of the effect on liquidity of our contractual obligations as of March 31, 2006:

                                                                        Payments Due by Period
                                         -----------------------------------------------------------------------------------
Contractual Obligations                                      Less than                                          More than
                                              Total            1 year        1 - 3 years      4 - 5 years        5 years
                                         -----------------------------------------------------------------------------------
Long term debt Obligations                $     0.1          $    0.1       $     --          $     --         $    --
Operating Leases (1)                           32.9               7.2            12.3              10.0             3.4
Purchase Obligations (2)                        9.5               5.2             4.3               --              --
                                         -----------------------------------------------------------------------------------
Total Contractual Obligations             $    42.5          $   12.5       $    16.6         $    10.0        $    3.4
                                         ===================================================================================

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

As at March 31, 2006, we had commitments that expire as follows:

                                                      Less than                                       More than
                                           Total        1 year     1 - 3 years       4 - 5 years       5 years
                                      ---------------------------------------------------------------------------
Letters of Credit(3)                    $      1.0    $      1.0    $     --         $     --         $     --
Guarantees(4)                                 12.8          12.8          --               --               --
                                        ----------    ----------    --------         --------         --------
Total Commercial Commitments            $     13.8    $     13.8    $     --         $     --         $     --
                                        ==========    ==========    ========         ========         ========

(3) Cash and cash equivalents of $1.2 have been hypothecated under our credit facility to cover these letters of credit, as discussed elsewhere in this
      Item 5.

(4) We have pledged $12.6 as security toward our Swedish pension liability, and $0.2 as a security for a custom bond and related credit facilities, as discussed elsewhere in this Item 5.

G.    Safe harbor

Forward-Looking Statements

Certain statements in this Annual Report on Form 20-F constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and of any applicable Canadian securities legislation, including the Securities Act (Ontario) that are based on current expectations, estimates and projections about the industries in which we operate, our beliefs, and assumptions. Words such as "expect", "anticipate", "intend", "plan", "believe", "seek", "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from results forecast or suggested in such forward-looking statements. Zarlink undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements

Such risks, uncertainties and assumptions include, among others, the following: increasing price and product/service competition by foreign and domestic competitors, including new entrants; rapid technological developments and changes; our ability to continue to operate profitably and generate positive cash flows in the future; our exposure to product warranty claims resulting from product defects or failures; our dependence on our foundry suppliers and third-party subcontractors; increasing price and product competition; and other factors referenced elsewhere in this Form 20-F.

Item 6 Directors, Senior Management and Employees

A.    Directors and senior management

The following table sets forth the name, age and position of each director and executive officer of the Company.

Name                                 Age        Position held since      Positions

Andre Borrel(1)                      69         July 23, 1998            Director

Hubert T. Lacroix(2,3,4)             50         July 21, 1992            Director

J. Spencer Lanthier(2,3)             65         May 14, 2003             Director

Kirk K. Mandy(4)                     50         July 23, 1998 (5)        Director, President and Chief Executive
                                                                         Officer
Jules Meunier (1,2)                  50         July 31, 2002            Director

Dennis Roberson (1)                  57         November 11, 2004        Director

Dr. Henry Simon(3,4)                 75         July 21, 1992            Director and Chairman

Peter Burke                          55         June 12, 2001            Senior Vice President, Network
                                                                         Communications and Chief Technology Officer

Jeff Crocker                         47         February 21, 2005        Senior Vice President, Worldwide Sales and
                                                                         Marketing

Anthony A.P. Gallagher               52         April 1, 2002            Senior Vice President, Worldwide Operations

Donald G. McIntyre                   58         October, 1998            Senior Vice President Human Resources,
                                                                         General Counsel
                                                                         and Secretary

Scott Milligan                       45         May 19, 2003             Senior Vice President Finance and Chief
                                                                         Financial Officer

Stephen J. Swift                     53         April , 2001             Senior Vice President and General Manager,
                                                                         Ultra Low Power Communications

Stan Swirhun                         51         June 9, 2005             Senior Vice President and General Manager,
                                                                         Optical Communications

(1)   Member of the Compensation and Human Resources Development Committee

(2) Member of the Audit Committee (established in accordance with the Canada Business Corporations Act)

(3)   Member of the Nominating and Corporate Governance Committee

(4)   Member of the Executive Committee

(5) Board member since July 23, 1998, President and Chief Executive Officer since January 26, 2005

Mr. Andre Borrel has been an independent consultant to the semiconductor industry since 1995. From 1967 to 1994, he served in senior management positions with Motorola, Inc. in Europe and the United States. Mr. Borrel also serves on the Board of Chartered Semiconductor. He is an Officer of the French National Order of Merit, and holds a Master's Degree in Electronics from Ecole Nationale Superieure des Telecommunications in Paris.

Mr. Hubert T. Lacroix has been Senior Advisor to Stikeman Elliott LLP (law firm) since May 5, 2003. He was a consultant to Telemedia Ventures Inc., a private investment company from May 5, 2003 until December 31, 2005. He is also an adjunct professor at the Faculty of Law of Universite de Montreal where he teaches securities and mergers & acquisitions courses. He was Executive Chairman of Telemedia Corporation from February 2000 to May 2003. Prior to that date, he was a partner with McCarthy Tetrault LLP (law firm) since 1984. He is Chairman of the Board and Audit Committee and Strategic Development Committee member of SFK Pulp Fund; is a Director of ITS Investments Limited Partnership and is a Director, the Chairman of the Human Resources Committee, and an Audit Committee member of Transcontinental Inc.; he is also a director of Cambior Inc. and a member of its Human Resources and Corporate Governance Committee. In addition, he is a trustee of the Lucie and Andre Chagnon Foundation and a director of their private holding company. He is also a Director of the Montreal General Hospital Foundation; a Trustee of the Martlet Foundation of McGill University and a Director of the Fonds de developpement of College Jean-de-Brebeuf. Mr. Lacroix received his Bachelor of Law degree from McGill University; was admitted to the Quebec Bar in 1977 and holds a Master of Business Administration degree from McGill University.

Mr. J. Spencer Lanthier has been a Management Consultant since his retirement in 1999 from KPMG Canada, where he had a long and distinguished career culminating in the position of Chairman and Chief Executive from 1993 until his retirement. A recipient of the Order of Canada, Mr. Lanthier is currently a member of the board and Chair of the Audit Committee of the TSX Group, Inc., Bank of Canada, Torstar Corporation, Ellis-Don Inc., Emergis Inc., Gerdau Ameristeel Inc., and Rona Inc. He also serves as Chair of the Wellspring Cancer Support Organization. Educated at McGill University, Mr. Lanthier received an honorary Doctor of Laws degree from the University of Toronto in 2002.

Mr. Kirk K. Mandy is President and Chief Executive Officer of the Company. He served as Vice-Chairman of Zarlink's Board of Directors from 2001 until his appointment as President and Chief Executive Officer of the Company in February, 2005. Over a distinguished career with the Company spanning 15 years, Mr. Mandy held increasingly senior roles, culminating in the position of President and CEO from 1998 to 2001. He oversaw the Company's strategic decision to focus on semiconductors, and the subsequent divestiture of the Business Communications Systems (BCS) division. Mr. Mandy is also a member of the board of Epocal Inc., Mitel Networks Corporation, and Chairman of the Armstrong Monitoring Corporation. He has served on the Board of the Strategic Microelectronics Corporation (SMC), the Canadian Advanced Technology Association (CATA), The
Canadian  Microelectronics  Corp.  (CMC),  The Ottawa  Center for  Research  and
Innovation (OCRI), and Micronet. He is also past Chairman of the Telecommunications Research Center of Ontario (TRIO), past Chairman of the National Research Council's Innovation Forum, and past Co-Chairman of the Ottawa Partnership. Mr. Mandy is a graduate of Algonquin College in Ottawa.

Mr. Jules M. Meunier has been a management consultant since November 2002. He was President and CEO of Proquent Systems Inc. from January to November 2002. Prior to January 2002, over a 20-year career with Nortel Networks Corporation, he helped shape the company's direction as Chief Technical Officer, and held senior positions in wired, wireless, and optical communications, including serving as President of its Wireless Networks division. He is also a Director and member of the Audit Committee of Spectrum Signal Processing, a British Columbia-based firm developing wireless equipment. Mr. Meunier holds a Bachelor of Science degree in Mathematics and Computer Science from the University of Ottawa.

Mr. Dennis Roberson is Vice Provost, Executive Director and Research Professor with the Illinois Institute of Technology, where he is responsible for providing leadership for a new undergraduate business school focused on entrepreneurship and technology, as well as developing research centers and business ventures in association with public and private sector partners. From April 1998 to April 2004, Mr. Roberson was Executive Vice President and Chief Technical Officer of Motorola Inc. Prior to April 1998, held senior executive positions with NCR Corporation, AT&T and Digital Equipment Corp. Mr. Roberson spent 18 years with IBM in a variety of

R&D roles, including director of IBM's labs in Endicott, NY and Burlington, VT. Mr. Roberson is a Director of Sequoia Communications, Sun Phocus Technologies LLC, and Cleversave, LLC. He also serves on the U.S. FCC's (Federal Communications Commission) Technology Advisory Committee, the Board of Directors of the United States Foundation for Inspiration and Recognition of Science and Technology (FIRST), the National Advisory Council for the Boy Scouts of America, and as a technology advisor to government agencies in Japan and Malaysia. He holds Bachelor of Science Degrees in Physics and Electrical Engineering from Washington State University, and a Master of Science in Electrical Engineering from Stanford University.

Dr. Henry Simon has been Chairperson of the Company's Board of Directors since July 21, 1994. He is a Special Partner of Schroder Ventures Life Sciences Advisers, a venture capital company advising on investments in the life sciences. He joined Schroder Ventures in 1987 to head a venture capital group that developed a life sciences business in the U.K., and was CEO of the life sciences team until 1995. He is also a Director of Gyros AB. Dr. Simon holds an Electrical Engineering degree from the Institute of Technology in Munich, and a doctorate in Telecommunications from the Royal Institute of Technology in Stockholm.

Mr. Peter Burke was appointed Senior Vice President, Network Communications and Chief Technology Officer in May 2005. Mr. Burke served as Vice President, Chief Technology Officer from June 2001 to May 2005, Vice President, Network Access (renamed Network Communications) from January 2001 to June 2001, Vice President Strategic Marketing from December 1999 to January 2001 and Vice President Product Marketing from February 1998 to December 1999. Mr. Burke joined the Company in 1995.

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

Mr. Steve Swift was appointed Senior Vice President and General Manager, Ultra Low Power Communications in April 2001. Mr. Swift served as General Manager, Medical (renamed Ultra Low Power Communications) from April 1998 to April 2001 and Manager, ASIC Engineering from September 1997 to April 1998. Mr. Swift joined the Company in 1997.

Dr. Stan Swirhun was appointed Senior Vice President and General Manager, Optical Communications in June 2005. Dr. Swirhun served as founder and Chief Executive Officer of Picolight Inc. from 1997 to 2004, and from 1993 to 1997 he served as Vice President of Engineering and then Chief Technology Officer of Vixel Corporation.

There are no family relationships among directors or executive officers of the Company.

B.    Compensation

The aggregate compensation paid by the Company to its directors and executive officers for services rendered during Fiscal 2006 was $4,289,850. This amount includes salary, bonuses, severance payments, car allowances and other perquisites and excludes the amount set out below for pension, retirement and similar benefits paid to executive officers.

The aggregate amount set aside or accrued by the Company and its subsidiaries during Fiscal 2006 for the provision of pension, retirement and similar benefits to the directors and executive officers the Company as a group was $270,205, excluding adjustments for market value fluctuations related to the current year.

The compensation information required by this Item is incorporated by reference from the information set forth in the sections entitled "Executive Compensation" and "Employment Agreements" in our Management Proxy Circular for the Fiscal 2006 Annual Shareholders Meeting.

C.    Board practices

Zarlink Semiconductor Inc. fully complies with National Policy 58-201 Corporate Governance Guidelines of the Canadian Securities Administrators and other applicable stock exchange and regulatory requirements. Although there are certain differences between the corporate governance practices of Zarlink, as a foreign private issuer, and those required of domestic companies under the New York Stock Exchange (NYSE) standards, we do not believe that any of these differences is significant. Further information on our corporate governance practices can be obtained on our website at www.zarlink.com, and in Schedule A to our Management Proxy Circular, which is Exhibit 15(b) to this Form 20-F.

The Board of Directors consists of seven directors. Directors can be either elected annually by the shareholders at the annual meeting of shareholders or, subject to the By-Laws of the Company, appointed by the Board of Directors between annual meetings. Each director will hold office until the close of the next annual meeting of shareholders or until his successor is duly elected, unless the office is earlier vacated in accordance with the By-Laws of the Company. No director has any contract or arrangement with the Company entitling him to benefits upon termination of his directorship.

The information on board practices required by this Item is incorporated by reference from the information set forth in the sections entitled "Report of the Audit Committee" , "Corporate Governance", "Report on Executive Compensation", and "Schedule A - Statement of Corporate Governance Practices" in our Management Proxy Circular for the Fiscal 2006 Annual Shareholders Meeting.

See Item 6A for additional information regarding our directors.

D.    Employees

The following table shows Zarlink's total number of employees as at the end of each fiscal year:

                                          2006       2005       2004
                                         ----------------------------

            Canada                         180        191        210
            United Kingdom                 327        484        527
            Sweden                         137        159        166
            United States                   67         72         81
            Other                           36         56         53
                                         ----------------------------
            Total                          747        962      1,037

Zarlink considers the relationship with its employees to be good.

Certain of the Company's employees are covered by collective bargaining agreements or are members of a labor union.

In the United Kingdom, approximately 20 employees of Zarlink's Swindon operations are unionized. The unions representing the employees include the Transport and General Workers Union and AMICUS Union. Management considers the Company's relationship with the unions in the United Kingdom to be satisfactory.

In Sweden, three unions represent approximately 76 employees. The Metall Industriarbetarforbundet union represents approximately 12 production employees; the Svenska Industriarbetarforbundet union represents approximately 41 office professional employees; and the Civilingenjorsforbundet union represents approximately 23 other professional employees. It is common practice in Sweden for the national unions to negotiate minimum standards with the employer association, supplemented by additional terms negotiated by the local branches. Each agreement is for a term of three years and the current agreement expires on March 31, 2007. Management considers the Company's relationship with the unions in Sweden to be satisfactory.

E.    Share ownership

The following table shows the number of common shares and options to purchase common shares beneficially owned by each director and executive officer as of June 2, 2006.

=========================================================================================================================
                                 Common
                                 shares
                               beneficially       Percent of      Options
Name                             owned(1)           Class        outstanding    Exercise Price          Expiry Date
-------------------------------------------------------------------------------------------------------------------------
Andre Borrel                      105,000            (2)           20,000            $2.18            January 27, 2012
                                                                   20,000            $1.83           February 24, 2011
                                                                   20,000            $4.04            January 29, 2010
                                                                   20,000          CDN $5.10          February 6, 2009
                                                                   20,000          CDN $16.23         February 6, 2008
                                                                   20,000          CDN $14.06        February 21, 2007

Hubert T. Lacroix                 137,528            (2)           20,000          CDN $2.51          January 27, 2012
                                                                   20,000          CDN $2.26         February 24, 2011
                                                                   20,000          CDN $5.36          January 29, 2010
                                                                   20,000          CDN $5.10          February 6, 2009
                                                                   20,000          CDN $16.23         February 6, 2008
                                                                   20,000          CDN $14.06        February 21, 2007
                                                                   20,000        CDN $9.48              May 22, 2007

J. Spencer Lanthier               65,000             (2)           20,000          CDN $2.51          January 27, 2012
                                                                   20,000          CDN $2.26         February 24, 2011
                                                                   20,000          CDN $5.36          January 29, 2010
                                                                   20,000          CDN $6.68            May 14, 2009

Kirk K. Mandy                     432,500            (2)           450,000         CDN $2.51          January 27, 2012
                                                                   750,000         CDN $2.26         February 24, 2011
                                                                   100,000         CDN $2.12          February 3, 2011
                                                                   20,000          CDN $5.36          January 29, 2010
                                                                   20,000          CDN $5.10          February 3, 2009
                                                                   20,000          CDN $16.23         February 6, 2008
                                                                   100,000         CDN $14.06        February 21, 2007

Jules Meunier                     85,000             (2)           20,000          CDN $2.51          January 27, 2012
                                                                   20,000          CDN $2.26         February 24, 2011
                                                                   20,000          CDN $5.36          January 29, 2010
                                                                   20,000          CDN $5.10          February 6, 2009
                                                                   20,000          CDN $7.15           July 31, 2008
=========================================================================================================================

=========================================================================================================================
                                 Common
                                 shares
                               beneficially       Percent of      Options
Name                             owned(1)           Class        outstanding    Exercise Price          Expiry Date
-------------------------------------------------------------------------------------------------------------------------
Dennis Roberson                   10,000             (2)           20,000            $2.18            January 27, 2012
                                                                   20,000            $1.83           February 24, 2011
                                                                   20,000            $2.75            November 26,2010

Dr. Henry Simon                   230,000            (2)           20,000            $2.18            January 27, 2012
                                                                   20,000            $1.83           February 24, 2011
                                                                   20,000            $4.04            January 29, 2010
                                                                   20,000          CDN $5.10          February 6, 2009
                                                                   20,000          CDN $16.23         February 6, 2008
                                                                   20,000          CDN $14.06        February 21, 2007
                                                                   20,000          CDN $9.48            May 22, 2007

Peter Burke                       226,298            (2)           125,000         CDN $2.51          January 27, 2012
                                                                   60,000          CDN $1.57           August 8, 2011
                                                                   60,000          CDN $2.26         February 24, 2011
                                                                   30,000          CDN $5.36          January 29, 2010
                                                                   30,000          CDN $5.10          February 6, 2009
                                                                   40,000          CDN $16.23         February 6, 2008
                                                                   30,000          CDN $14.06        February 21, 2007
                                                                   20,000          CDN $7.12            May 22, 2007

Jeff Crocker                      192,000            (2)           125,000           $2.18            January 27, 2012
                                                                   200,000           $1.83           February 24, 2011

Anthony A.P. Gallagher            297,047            (2)           125,000           $2.18            January 27, 2012
                                                                   80,000            $1.83            February 24,2011
                                                                   100,000           $4.04            January 29, 2010
                                                                   50,000          CDN $5.10          February 6, 2009
                                                                   50,000          CDN $16.23         February 6, 2008
                                                                    6,000          CDN $14.06        February 21, 2007
                                                                    7,500          CDN $11.82        December 29, 2006
                                                                   12,500          CDN $16.51        November 23, 2006

Donald G. McIntyre                295,974            (2)           125,000         CDN $2.51          January 27, 2012
                                                                   60,000          CDN $1.57           August 8, 2011
                                                                   80,000          CDN $2.26         February 24, 2011
                                                                   50,000          CDN $5.36          January 29, 2010
                                                                   35,000          CDN $5.10          February 6, 2009
                                                                   40,000          CDN $16.23         February 6, 2008
                                                                   50,000          CDN $14.06        February 21, 2007
                                                                   25,000          CDN $9.48            May 22, 2007

Scott Milligan                    195,365            (2)           125,000         CDN $2.51          January 27, 2012
                                                                   80,000          CDN $2.26         February 24, 2011
                                                                   80,000          CDN $5.36          January 29, 2010
                                                                   50,000          CDN $6.53            May 19, 2009
=========================================================================================================================

=========================================================================================================================
                                 Common
                                 shares
                               beneficially       Percent of      Options
Name                             owned(1)           Class        outstanding    Exercise Price          Expiry Date
-------------------------------------------------------------------------------------------------------------------------
Stephen J. Swift                  237,682            (2)           125,000           $2.18            January 27, 2012
                                                                   80,000            $1.83           February 24, 2011
                                                                   100,000           $4.04            January 29, 2010
                                                                   35,000          CDN $5.10          February 6, 2009
                                                                   40,000          CDN $16.23         February 6, 2008
                                                                   17,000          CDN $14.36          June 13, 2007
                                                                   16,000          CDN $14.06        February 21, 2007

Stan Swirhun                      78,126             (2)           125,000           $2.18            January 27, 2012
                                                                   150,000           $1.31              June 9, 2011
=========================================================================================================================

      (1) Common shares beneficially owned include options currently exercisable or exercisable within sixty days by the party indicated. These holdings include stock options currently exercisable or exercisable within 60 days by: Mr. Borrell - 85,000; Mr. Lacroix - 105,000; Mr. Lanthier - 45,000; Mr. Mandy - 372,500; Mr. Meunier -
            65,000;  Mr.  Roberson - 10,000;  Dr.  Simon - 105,000;  Mr. Burke -
            165,000;  Mr. Crocker -50,000; Mr. Gallagher - 246,000; Mr. McIntyre
            - 220,000;  Mr. Milligan - 150,000; Mr. Swift - 228,000; Dr. Swirhun
            - 37,500.

      (2)   Represents less than 1% of the class.

Item 7 Major Shareholders and Related Party Transactions

A.    Major shareholders

The information on major shareholders required by this Item is incorporated by reference from the information set forth in the section entitled "Voting Shares and Principal Holders Thereof" in our Management Proxy Circular for the Fiscal 2006 Annual Shareholders Meeting.

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

Pursuant  to  the  terms  of  the  Cdn$2.00  Cumulative  Redeemable  Convertible
Preferred Shares, 1983 R&D Series (Preferred Shares - R&D Series), the Company will not be permitted to pay any dividends on common shares unless all dividends accrued on the preferred shares have been declared and paid or set apart for payment. See also Note 12 to the Consolidated Financial Statements in Item 18.

Dividends paid by the Company to common shareholders not resident in Canada would generally be subject to Canadian withholding tax at the rate of 25% or such lower rate as may be provided under applicable tax treaties. Under the Canada - United States tax treaty, the rate of withholding tax applicable to such dividends paid to residents of the United States would generally be 5%. See
Item 10E Taxation.

B.    Significant Changes

See Note 24 to the Consolidated Financial Statements in Item 18 for information on significant changes.

Item 9 The Offer and Listing

A.    Offer and listing details

Our shares are traded on The New York Stock Exchange and The Toronto Stock Exchange.

The annual high and low market prices for the five most recent fiscal years are as follows:

New York Stock Exchange
(U.S. Dollars)

                                                    --------------------------
                                                       High           Low
                                                    --------------------------

2002                                                   12.74          6.15
2003                                                   10.05          1.18
2004                                                    5.76          2.60
2005                                                    4.47          1.59
2006                                                    2.95          1.22

Toronto Stock Exchange
(Canadian Dollars)

                                                    --------------------------
                                                       High           Low
                                                    --------------------------

2002                                                   20.30          9.25
2003                                                   15.95          1.98
2004                                                    7.94          3.40
2005                                                    5.88          1.94
2006                                                    3.42          1.50

The high and low sales prices for each quarter of the last two fiscal years are as follows:

New York Stock Exchange
(U.S. Dollars)

                                     2006                          2005
                          --------------------------    ------------------------
                              High          Low             High          Low
                          --------------------------    ------------------------

1st Quarter                   1.65          1.22             4.29         3.16
2nd Quarter                   1.52          1.26             4.47         2.76
3rd Quarter                   2.08          1.30             3.34         2.43
4th Quarter                   2.95          2.02             2.62         1.59

Toronto Stock Exchange
(Canadian Dollars)

                                     2006                          2005
                          --------------------------    ------------------------
                              High          Low             High          Low
                          --------------------------    ------------------------

1st Quarter                   2.05          1.50             5.82         4.36
2nd Quarter                   1.87          1.53             5.88         3.62
3rd Quarter                   2.44          1.50             4.20         2.81
4th Quarter                   3.42          2.36             3.12         1.94

The high and low market prices for each fiscal month for the most recent six fiscal months are as follows:

New York Stock Exchange
(U.S. Dollars)

                                                    --------------------------
                                                        High          Low
                                                    --------------------------

December 2005                                           2.08          1.72
January 2006                                            2.30          2.02
February 2006                                           2.39          2.13
March 2006                                              2.95          2.23
April 2006                                              2.87          2.58
May 2006                                                2.78          2.37


Toronto Stock Exchange
(Canadian Dollars)

                                                    --------------------------
                                                        High          Low
                                                    --------------------------

December 2005                                           2.44          2.00
January 2006                                            2.66          2.36
February 2006                                           2.74          2.46
March 2006                                              3.42          2.55
April 2006                                              3.35          2.96
May 2006                                                3.10          2.71

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

Item 10 Additional Information

A.    Share capital

Not applicable

B.    Memorandum and articles of association

The information required by this Item is incorporated by reference from the information set forth in Item 10B of our Annual Report on Form 20-F for the year ended March 25, 2005.

C.    Dividends and paying agents

Not applicable

D.    Statements by experts

Not applicable

E.    Documents on display

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report or is incorporated by reference, the contract or document is deemed to modify our description. You must review the exhibits themselves for a complete description of the contract or document.

You may review a copy of our filings with the SEC, including exhibits and schedules filed with this Annual Report, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a web-site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We began to file electronically with the SEC in August 1996.

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

F.    Subsidiary Information

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

We use forward contracts and foreign currency options to reduce the exposure to foreign exchange risk on operating cash flows. Our most significant foreign exchange exposures, after the change to the U.S. dollar as the functional currency in Fiscal 2004, relate to the U.K. pound sterling, the Canadian dollar, and the Swedish krona. At March 31, 2006, there were no unrealized gains or losses on our forward contracts and foreign currency options. Unrealized gains and losses are calculated as the difference between the actual contract rates and the applicable current market rates that would be used to terminate the forward contracts and foreign currency options on March 31, 2006, if it became necessary to unwind these contracts. Additional potential gains in the net fair value of these contracts, assuming a 5% appreciation in the U.S. dollar against all currencies, at March 31, 2006, would have been approximately $0.5. Conversely, a 5% depreciation in the U.S. dollar against all currencies would have produced a loss of $0.5. We believe that the established hedges are effective against known and anticipated cash flows, and that potential future losses from these hedges being marked to market would be largely offset by gains on the underlying hedged transactions.

Our assets and liabilities denominated in foreign currencies are subject to the effects of exchange rate fluctuations of those currencies relative to the U.S. dollar. Our most significant liability denominated in a foreign currency is our pension liability denominated in Swedish krona. Historically, we have held restricted cash in U.S. dollars to secure letters of credit related to this pension liability. During Fiscal 2006, we changed our investment strategy to secure this liability in Swedish krona. This change in investment strategy has acted as a natural hedge against foreign exchange movements on the pension liability in Sweden. As a result, our exposure to foreign exchange gains and losses on this liability has been mitigated.

For Fiscal 2007, our primary exposure to interest rates is expected to be in the rollover of our short-term investment portfolio. In accordance with Company policy, cash equivalent and short-term investment balances are primarily comprised of high-grade money market instruments with original maturity dates of less than one year. We do not hedge the re-investment risk on our short-term investments.

Based on a sensitivity analysis performed on the financial instruments held at March 31, 2006 that are sensitive to changes in interest rates, the impact to the fair value of our cash equivalents and short-term investments portfolio by an immediate hypothetical parallel shift in the yield curve of plus or minus 50, 100 or 150 basis points would result in an insignificant decline or increase in portfolio value.

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

                                    PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15 Controls and Procedures

The Company's management carried out an evaluation, with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as of March 31, 2006. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures:

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

In conjunction with the Company's review and evaluation of its internal controls during the year ended March 31, 2006, the Company implemented a number of measures to improve the internal controls over the existence and valuation of inventory. In general, these measures included improved reconciliation procedures, and improvements to our process for estimating inventory obsolescence based upon assessments of inventory levels in excess of the estimated twelve-month demand.

In connection with the evaluation required by Rule 13a-15(d) under the Exchange Act that occurred during the year ended March 31, 2006, the Company's management has assessed that these control improvements have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A Audit committee financial expert

The information on the audit committee financial expert required by this Item is incorporated by reference from the information set forth in the section entitled "Schedule A - Statement of Corporate Governance Practices" in our Management Proxy Circular for the Fiscal 2006 Annual Shareholders Meeting.

Item 16B Code of Ethics

The information on the code of ethics required by this Item is incorporated by reference from the information set forth in the section entitled "Schedule A - Statement of Corporate Governance Practices" in our Management Proxy Circular for the Fiscal 2006 Annual Shareholders Meeting. Information on our code of ethics is also available on our website at www.zarlink.com.

Item 16C Principal Accountant Fees and Services

The information on the principal  accountant fees and services  required by this
Item is incorporated by reference from the information set forth in the section entitled "Appointment of Auditors" in our Management Proxy Circular for the Fiscal 2006 Annual Shareholders Meeting.

The Company has been made aware of certain payroll work performed by an affiliate of its Independent Registered Public Accounting Firm, Ernst & Young LLP (E&Y) in Australia that has raised issues regarding E&Y's independence with respect to its performance of audit services. E&Y's Australian affiliate transferred payroll disbursements to a Zarlink employee on behalf of the Company. These payroll disbursements were controlled in a trust account by E&Y. These services were terminated in 1999 at which time there was no further activity in the account until May 1, 2006 when the remaining account balance of $281 Australian dollars was transferred back to the Company. These services are not permitted under the auditor independence rules. The Company, its Audit Committee and Ernst & Young have considered the impact the providing of these services may have had on Ernst & Young's independence with respect to the Company and concluded there has been no impairment of Ernst & Young's independence.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

                                    PART III

Item 17 Financial Statements

Not applicable

Item 18 Financial Statements

The following financial statements and supplementary data have been filed as part of this Annual Report:

                                                                                                           Page No.
                                                                                                           --------
      Auditors' Report to the Shareholders                                                                    44
      Consolidated Balance Sheets as at March 31, 2006 and March 25, 2005                                     45
      Consolidated Statements of Shareholders' Equity for the years ended March 31, 2006, March 25,           46
          2005, and March 26, 2004
      Consolidated Statements of income (loss) for the years ended March 31, 2006, March 25, 2005,            47
          and March 26, 2004
      Consolidated Statements of Cash Flows for the years ended March 31, 2006, March 25, 2005, and           48
          March 26, 2004
      Notes to the Consolidated Financial Statements                                                          49
      Valuation and Qualifying Accounts                                                                       73

Report of Independent Registered Public Accounting Firm

To the Shareholders of Zarlink Semiconductor Inc.:

We  have  audited  the  accompanying  consolidated  balance  sheets  of  Zarlink
Semiconductor Inc. as at March 31, 2006 and March 25, 2005 and the related consolidated statements of shareholders' equity, income (loss), and cash flows for each of the years in the three-year period ended March 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zarlink Semiconductor Inc. as at March 31, 2006 and March 25, 2005 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2006, in conformity with United States generally accepted accounting principles.

Ottawa, Canada                                            /s/ Ernst & Young LLP
May 19, 2006                                              ---------------------
                                                          Chartered Accountants

                           Zarlink Semiconductor Inc.
                     (Incorporated under the laws of Canada)
                           CONSOLIDATED BALANCE SHEETS
         (In millions of U.S. dollars, except share amounts, U.S. GAAP)

                                                                                                          March 31,        March 25,
                                                                                                            2006             2005
                                                                                                          ---------        ---------
ASSETS

   Cash and cash equivalents                                                                               $ 90.7           $ 19.4
   Short-term investments                                                                                    24.6             39.6
   Restricted cash                                                                                           14.0             13.9
   Trade accounts receivable - less allowance for doubtful accounts of $0.1 (March 25,
     2005 - $0.2)                                                                                            15.6             23.4
   Other accounts receivable                                                                                  4.2              4.0
   Note receivable, net of deferred gain of $nil (March 25, 2005 - $1.9)                                     --                0.1
   Inventories                                                                                               18.1             16.4
   Prepaid expenses and other                                                                                 5.8              5.9
   Current assets held for sale                                                                              --                6.8
                                                                                                           ------           ------
                                                                                                            173.0            129.5
Fixed assets - net                                                                                           26.4             30.6
Deferred income tax assets - net                                                                              3.6              3.5
Other assets                                                                                                  1.5              4.9
Long-term assets held for sale                                                                               --                2.8
                                                                                                           ------           ------
                                                                                                           $204.5           $171.3
                                                                                                           ======           ======
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Trade accounts payable                                                                                  $  7.8           $ 14.6
   Employee-related payables                                                                                  9.8              9.6
   Income and other taxes payable                                                                             4.3              3.5
   Current portion of provisions for exit activities                                                          4.4              7.9
   Other accrued liabilities                                                                                  9.5              5.4
   Deferred credits                                                                                           0.7              1.4
   Long-term debt - current portion                                                                           0.1             --
   Deferred income tax liabilities - current portion                                                          0.1             --
                                                                                                           ------           ------
                                                                                                             36.7             42.4

Long-term portion of provisions for exit activities                                                           0.6              0.9
Pension liabilities                                                                                          15.2             19.7
Deferred income tax liabilities - long-term portion                                                           0.2             --
Long-term debt                                                                                               --                0.1
                                                                                                           ------           ------
                                                                                                             52.7             63.1
                                                                                                           ------           ------
Redeemable preferred shares, unlimited shares authorized; non-voting; 1,267,700 shares
   issued and outstanding (2005 - 1,347,600)                                                                 16.2             17.2
                                                                                                           ------           ------

Commitments and contingencies (notes 8, 10 and 11)

Shareholders' equity:
   Common shares, unlimited shares authorized; no par value; 127,318,439 shares issued and
      outstanding (March 25, 2005 - 127,308,973)                                                            768.5            768.4
   Additional paid-in capital                                                                                 1.7              2.2
   Deficit                                                                                                 (599.9)          (646.5)
   Accumulated other comprehensive loss                                                                     (34.7)           (33.1)
                                                                                                           ------           ------
                                                                                                            135.6             91.0
                                                                                                           ------           ------
                                                                                                           $204.5           $171.3
                                                                                                           ======           ======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    (In millions of U.S. dollars, U.S. GAAP)

                                                Common Shares
                                            -----------------------                                   Accumulated
                                                                        Additional                       Other            Total
                                              Number                     Paid in                      Comprehensive    Shareholders'
                                            (millions)       Amount      Capital        Deficit           Loss            Equity
                                              --------------------------------------------------------------------------------------
Balance, March 28, 2003                        127.3         $768.3       $  2.1        $(582.8)         $(32.5)          $155.1
 Net loss                                       --             --           --           (38.6)            --              (38.6)
 Unrealized net derivative loss on cash
  flow hedges                                   --             --           --            --               (0.1)            (0.1)
                                                                                                                          ------
 Comprehensive loss                             --             --           --            --               --              (38.7)
                                                                                                                          ------
 Issuance of common stock under stock           --              0.1         --            --               --                0.1
  benefit plans
 Stock compensation expense                     --             --            0.2          --               --                0.2
 Preferred share dividend                       --             --           --            (2.1)            --               (2.1)
                                              --------------------------------------------------------------------------------------
Balance, March 26, 2004                        127.3          768.4          2.3        (623.5)           (32.6)           114.6
                                              --------------------------------------------------------------------------------------
 Net loss                                       --             --           --           (20.8)            --              (20.8)
 Unrealized net derivative gain on cash
  flow hedges                                   --             --           --            --                0.2              0.2
 Minimum pension liability                      --             --           --            --               (0.7)            (0.7)
                                                                                                                          ------
 Comprehensive loss                             --             --           --            --               --              (21.3)
                                                                                                                          ------
 Stock compensation expense                     --             --            0.1          --               --                0.1
 Redemption of preferred shares                 --             --           (0.2)         --               --               (0.2)
 Preferred share dividend                       --             --           --            (2.2)            --               (2.2)
                                              --------------------------------------------------------------------------------------
Balance, March 25, 2005                        127.3          768.4          2.2        (646.5)           (33.1)            91.0
                                              --------------------------------------------------------------------------------------
 Net income                                     --             --           --            48.8             --               48.8
 Minimum pension liability                      --             --           --            --               (1.6)            (1.6)
                                                                                                                          ------
 Comprehensive income                           --             --           --            --               --               47.2
                                                                                                                          ------
 Issuance of common stock under stock           --              0.1         --            --               --                0.1
  benefit plans
 Stock compensation expense                     --             --            0.1          --               --                0.1
 Redemption of preferred shares                 --             --           (0.6)         --               --               (0.6)
 Preferred share dividend                       --             --           --            (2.2)            --               (2.2)
                                              --------------------------------------------------------------------------------------
Balance, March 31, 2006                        127.3         $768.5       $  1.7        $(599.9)         $(34.7)          $135.6
                                              ======================================================================================

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
       (In millions of U.S. dollars, except per share amounts, U.S. GAAP)

                                                                                             Years Ended
                                                                                March 31,       March 25,       March 26,
                                                                                  2006            2005            2004
                                                                               ------------------------------------------
Revenue                                                                         $ 144.9         $ 160.8         $ 170.7

Cost of revenue                                                                    72.1            86.0            86.2
                                                                                -------         -------         -------
Gross margin                                                                       72.8            74.8            84.5
                                                                                -------         -------         -------

Expenses:
  Research and development                                                         37.5            52.7            62.2
  Selling and administrative                                                       35.6            47.4            40.4
  Asset impairment and other                                                        5.7             4.0            11.1
  Gain on sale of business                                                         (1.9)          (15.9)           (0.2)
                                                                                -------         -------         -------
                                                                                   76.9            88.2           113.5
                                                                                -------         -------         -------
Operating loss from continuing operations                                          (4.1)          (13.4)          (29.0)

Interest income                                                                     2.5             1.1             1.3
Gain on sale of long-term investments                                              --              --               0.6
Foreign exchange gain (loss)                                                        1.1            (1.3)           (1.0)
Interest expense                                                                   --              --              (0.9)
                                                                                -------         -------         -------

Loss from continuing operations before income taxes                                (0.5)          (13.6)          (29.0)

Income tax recovery                                                                 2.5             0.5             5.5
                                                                                -------         -------         -------

Income (loss) from continuing operations                                            2.0           (13.1)          (23.5)

Discontinued operations, net of tax                                                46.8            (7.7)          (15.1)
                                                                                -------         -------         -------

Net income (loss)                                                               $  48.8         $ (20.8)        $ (38.6)
                                                                                =======         =======         =======
Net income (loss) attributable to common shareholders after preferred
   share dividends and premiums on preferred share repurchases                  $  46.0         $ (23.2)        $ (40.7)
                                                                                =======         =======         =======
  Loss per common share from continuing operations:
   Basic and diluted                                                            $ (0.01)        $ (0.12)        $ (0.20)
                                                                                =======         =======         =======
  Income (loss) per common share from discontinued operations:
   Basic and diluted                                                            $  0.37         $ (0.06)        $ (0.12)
                                                                                =======         =======         =======
  Net income (loss) per common share:
   Basic and diluted                                                            $  0.36         $ (0.18)        $ (0.32)
                                                                                =======         =======         =======
Weighted average number of common shares outstanding (millions):
   Basic                                                                          127.3           127.3           127.3
                                                                                =======         =======         =======
   Diluted                                                                        127.4           127.3           127.3
                                                                                =======         =======         =======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (In millions of U.S. dollars, U.S. GAAP)

                                                                                             Years Ended
                                                                                March 31,       March 25,       March 26,
                                                                                  2006            2005            2004
                                                                               ------------------------------------------
CASH PROVIDED BY (USED IN)
Operating activities:
  Income (loss) from continuing operations                                      $  2.0          $(13.1)         $(23.5)
  Depreciation of fixed assets                                                     6.3             8.3            11.9
  Amortization of other assets                                                    --              --               1.6
  Deferred income taxes                                                           (1.9)            4.0             1.9
  Other non-cash changes in operating activities                                  (2.8)          (11.9)           11.7
  Decrease (increase) in working capital:
   Trade accounts and other receivables                                            7.3            (0.5)           (2.7)
   Inventories                                                                    (1.6)           (0.4)            5.3
   Payables and accrued liabilities                                               (6.7)           (4.9)           (6.5)
   Deferred credits                                                               (0.7)            0.7            (0.3)
   Prepaid expenses and other                                                     (1.4)           (1.7)           (1.6)
                                                                                ------          ------          ------
    Total                                                                          0.5           (19.5)           (2.2)
                                                                                ------          ------          ------
Investing activities:
  Purchased short-term investments                                               (52.7)          (94.2)         (134.9)
  Matured short-term investments                                                  67.7           109.4           169.6
  Expenditures for fixed assets                                                   (1.7)           (3.2)           (5.3)
  Proceeds from disposal of fixed assets                                           0.5             0.7             1.1
  Proceeds from sale of long-term investments                                     --              --               0.6
  Proceeds from repayment of note receivable                                       2.0            15.9            --
  Proceeds from sale of discontinued operations - net                             65.7            --              --
                                                                                ------          ------          ------
   Total                                                                          81.5            28.6            31.1
                                                                                ------          ------          ------
Financing activities:
  Repayment of capital lease liabilities and long-term debt                       --              (0.1)           (0.5)
  Increase in restricted cash                                                     (0.1)           (3.9)           (3.8)
  Payment of dividends on preferred shares                                        (2.7)           (2.1)           (2.1)
  Issue of common shares                                                          --              --               0.1
  Repurchase of preferred shares                                                  (1.6)           (0.6)           (1.2)
                                                                                ------          ------          ------
   Total                                                                          (4.4)           (6.7)           (7.5)
                                                                                ------          ------          ------
Effect of currency translation on cash                                            (0.6)            0.1             0.4

Net cash used in discontinued operations                                          (5.7)          (10.1)          (18.3)
                                                                                ------          ------          ------
Increase (decrease) in cash and cash equivalents                                  71.3            (7.6)            3.5
Cash and cash equivalents, beginning of year                                      19.4            27.0            23.5
                                                                                ------          ------          ------
Cash and cash equivalents, end of year                                          $ 90.7          $ 19.4          $ 27.0
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

(A)   FISCAL YEAR END

      The Company's fiscal year end is the last Friday in March. Normally this results in a fifty-two week year with four thirteen-week quarters. For Fiscal 2006, the year end of the Company was March 31, 2006, resulting in a fifty-three week year.

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

(C)   CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

      All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash equivalents approximates the amounts shown in the financial statements. Short-term investments comprise highly liquid corporate debt instruments that are held to maturity with terms of not greater than one year. Short-term investments are carried at amortized cost, which approximates their fair value.

(D)   RESTRICTED CASH

      Restricted cash consists of cash and cash equivalents pledged as security toward the Company's Swedish pension liability, and as collateral for various letters of credit, as required under the terms of the Company's credit facilities.

(E)   INVENTORIES

      Inventories are valued at the lower of an adjusted standard basis, which approximates average cost, or net realizable value for work-in-process and finished goods. Raw material inventories are valued at the lower of an adjusted standard basis, which approximates average cost, or replacement cost. The cost of inventories includes material, labor and manufacturing overhead. Inventory value is also assessed for any obsolescence based upon an estimated demand, which generally is twelve months or less.

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

      Depreciation is provided on the basis and at the rates set out below:

      Assets                               Basis                     Rate
      --------------------------------------------------------------------------
      Buildings                            Straight-line                 2 - 4%
      Equipment                            Declining balance           20 - 30%
                                           Straight-line             10 - 33.3%
      Leasehold improvements               Straight-line             lease term

(G)   FOREIGN CURRENCY TRANSLATION

      The Company adopted the U.S. dollar as its functional currency on March 29, 2003. Accordingly the carrying value of monetary balances denominated in currencies other than U.S. dollars have been remeasured at the balance sheet date rates of exchange. The gains or losses resulting from the remeasurement of these amounts have been reflected in earnings in the respective periods. Non-monetary items and any related depreciation and amortization of such items have been measured at the rates of exchange in effect when the assets were acquired or obligations incurred. All other income and expense items have been translated at the average rates prevailing during the period the transactions occurred.

      Prior to March 29, 2003, the financial statements of the foreign subsidiaries were measured using the local currency as the functional currency. Translation gains and losses were recorded in the cumulative translation account within total comprehensive loss included in Shareholders' Equity. The cumulative translation account will only change if a subsidiary is sold or if the functional currency of a subsidiary changes to a currency other than the U.S. dollar (See also Note 14).

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

(I)   COMPREHENSIVE INCOME

      The Company records the impact of unrealized net derivative gains or losses on cash flow hedges, and changes in minimum pension liabilities, as components of comprehensive income, in accordance with Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income.

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

      As permitted under SFAS 123, Accounting for Stock-Based Compensation, the Company applies the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to
      Employees, in accounting for its employee stock options. In accordance with Company policy, the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. Accordingly under the rules of APB 25, no related compensation expense was recorded in the Company's results of operations at the grant date of the Company's options. However, stock compensation expense is recorded in circumstances where the terms of a previously fixed stock option are modified or when shares are contingently issuable to employees in connection with an acquisition.

      Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123 for awards granted or modified after April 1, 1995, as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes-Merton option pricing model. The Black-Scholes-Merton option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

                                                                             2006          2005         2004
                                                                          -------------------------------------
      Net income (loss), as reported                                       $  48.8      $  (20.8)    $  (38.6)
      Adjustments:
          Stock compensation expense, as reported                              0.1           0.1          0.2
          Pro forma stock compensation expense                                (5.5)        (13.5)       (13.8)
                                                                          -------------------------------------
      Pro forma net income (loss)                                          $  43.4      $  (34.2)    $  (52.2)
                                                                          =====================================

      Net income (loss) per common share, as reported:
          Basic and diluted                                                $   0.36     $   (0.18)   $   (0.32)
                                                                          =====================================
      Pro forma net income (loss) per common share:
          Basic and diluted                                                $   0.32     $   (0.29)   $   (0.43)
                                                                          =====================================

      Stock compensation expense in Fiscal 2006 has been recorded as a component of Discontinued Operations, and in Fiscal 2004 and 2005 as a component of Selling and Administrative expense.

      Based upon the fair value method of accounting for stock compensation expense, the pro forma net income in Fiscal 2006 was decreased by $5.4 as compared to the reported net income. In Fiscal 2005, the pro forma net loss increased by $13.4 as compared to the reported net loss (2004 - $13.6).

      Pro forma financial information required by SFAS 123 has been determined as if the Company had accounted for its employee stock options using the Black-Scholes-Merton fair value option-pricing model with the following weighted-average assumptions:

                                                                                2006            2005            2004
                                                                           ----------------------------------------------
      Risk free interest rate                                                   4.00%           3.78%           3.13%
      Dividend yield                                                             Nil             Nil             Nil
      Volatility factor of the expected market price of the Company's
        common stock                                                            59.0%           60.7%           68.3%
      Weighted-average expected life of the options                           4.3 years       4.9 years       3.8 years

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

      Using the Black-Scholes-Merton option pricing model, the weighted-average fair values of stock options granted during the fiscal years 2006, 2005 and 2004 were calculated as $1.05, $1.12 and $2.03, respectively. The weighted-average fair value of stock options granted in Canadian dollars was translated at the year-end exchange rate at the end of each fiscal year.

      In December 2004, the FASB revised Statement No. 123 (SFAS 123R), Share-Based Payment, which will require the Company to expense the estimated fair value of employee stock options and similar awards commencing in Fiscal 2007. See also Note 2(O).

(N)   EMPLOYEE FUTURE BENEFITS

      Defined benefit pension expense, based on management's assumptions, consists of actuarially computed costs of pension benefits in respect of the current year's service, imputed interest on plan assets and pension obligation, and straight-line amortization of experience gains and losses, assumption changes, and plan amendments over the expected future service period of the employee group.

      The  costs of  retirement  benefits,  other  than  pensions,  and  certain post-employment  benefits  are  recognized  over the  period  in which the employees render services in return for those benefits. Other post-employment benefits are recognized when the event triggering the obligation occurs.

(O)   RECENTLY ISSUED ACCOUNTING STANDARDS

      In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154 (SFAS 154), Accounting Changes and Error Corrections. SFAS 154 replaces Accounting
      Principles Board (APB) No. 20, Accounting Changes, and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". The statement requires retrospective application to prior period financial statements of changes in accounting principles, unless it is impracticable to determine either the prior period effects, or the cumulative effect of the change. SFAS 154 is effective for accounting changes and corrections of errors made in the Company's Fiscal 2007. The Company does not expect the adoption of SFAS 154 to have a material impact on its financial position or results of operations.

      In  December  2004,  the FASB  published  a revision to SFAS No. 123 (SFAS
      123R), Share-Based Payments. The revision requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value. Under the new standard, companies will not be able to account for share-based payments using the intrinsic method in accordance with APB No. 25, Accounting for Stock Issued to Employees. In April 2005 the Securities and Exchange Commission (SEC) approved a rule delaying the effective date of the revisions to SFAS 123R for public companies to the next fiscal year beginning after June 15, 2005. The Company will use the Black-Scholes-Merton option pricing model to account for stock options on a modified prospective basis beginning in the first quarter of Fiscal 2007. The impact on the Company's financial statements of applying the Black-Scholes-Merton option pricing model in accounting for stock-based compensation is disclosed in Note 2(M).

      In November 2004, the FASB issued SFAS No. 151 (SFAS 151), Inventory Costs. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during the Company's Fiscal 2007. The Company does not expect the adoption of SFAS 151 to have a material impact on its financial position, results of operations or cash flows.

3.    INVENTORIES

                                                      2006         2005
                                                 -------------------------
      Raw materials                               $     2.8     $     2.5
      Work-in-process                                  11.9          10.5
      Finished goods                                    3.4           3.4
                                                 -------------------------
                                                  $    18.1     $    16.4
                                                 =========================

4.    FIXED ASSETS

                                                      2006          2005
                                                 -------------------------
      Cost:
          Land                                    $     3.8     $     3.8
          Buildings                                    15.9          15.9
          Leasehold improvements                        4.2           4.2
          Equipment                                   150.0         152.0
                                                 -------------------------
                                                      173.9         175.9
                                                 -------------------------
      Less accumulated depreciation:
          Buildings                                     9.2           8.9
          Leasehold improvements                        1.9           1.4
          Equipment                                   136.4         135.0
                                                 -------------------------
                                                      147.5         145.3
                                                 -------------------------
                                                  $    26.4     $    30.6
                                                 =========================

      The Company recorded an asset impairment charge of $2.7 in Fiscal 2005, due primarily to an impairment on testing equipment resulting from the restructuring activities discussed in Note 7.

5.    OTHER ASSETS

                                                      2006         2005
                                                 -------------------------

      Pension insurance contract                     $  --         $  4.9
      Long term prepaid expenses                        1.5           --
                                                 -------------------------
                                                     $  1.5        $  4.9
                                                 =========================

      As at March 25, 2005, the Company had a pension insurance contract of $4.9 which secured the defined benefit pension plan liability for employees in Germany. During Fiscal 2006, this pension insurance contract was pledged to the pensioners, and as such has been recorded as a plan asset and has reduced the value of the pension obligation pursuant to the requirements of SFAS 87, Employers' Accounting for Pensions (See Note 19).

      During Fiscal 2006, the Company paid $4.1 related to the renegotiation of a multi-year software design tool contract. A portion of the prepaid balance of $1.5 (2005 - $nil) related to this contract has been recorded as a long-term asset to reflect the substance of this multi-year agreement.

6.    NOTE RECEIVABLE

                                                      2006         2005
                                                 -------------------------

      Note receivable, non-interest bearing
        (see also Note 16)                           $  --         $  2.0
      Less: Deferred gain (see also Note 16)            --           (1.9)
                                                 -------------------------
                                                     $  --         $  0.1
                                                 =========================

      On March 30, 2005, X-FAB Semiconductor Foundries AG (X-FAB) paid the final installment of $2.0 on a note receivable issued in conjunction with the Plymouth Foundry sale agreement.

7.    PROVISIONS FOR EXIT ACTIVITIES

      The Company has implemented several restructuring activities in recent years:

      Workforce Reductions

      Fiscal 2006

      In Fiscal 2006, in addition to the sale of the RF Front-End Consumer Business (Refer also to Note 17), the Company implemented a restructuring plan (the 2006 Plan) that resulted in a workforce reduction of approximately 20 employees. Costs of $1.0 were incurred, of which $0.7 were included in selling and administrative and $0.3 were included in cost of revenue

      In addition, costs of $0.7 and reversals of $0.4 were recorded in Fiscal 2006 related to the 2005 Plan.

      Fiscal 2005

      In Fiscal 2005,  the Company  implemented a  restructuring  plan (the 2005
      Plan), that resulted in reducing its workforce by approximately 180 employees. The 2005 Plan triggered total workforce reduction costs of $12.2, consisting of severance costs of $11.9 in Fiscal 2005 and $0.3 in Fiscal 2006. The 2005 Plan impacted operating results as follows:

            (i) in Fiscal 2005, the Company incurred approximately $7.1 of severance costs in selling and administration related to senior management, sales, and other administrative functions in the United States, Canada, and other geographic regions. In addition, $2.5 of severance costs were included in cost of revenue as the Company continued efforts to reduce operations costs. Severance costs of $2.3 were also included in research and development, related to the Company ceasing work on its digital decoder program, and other headcount reductions within research and development; and

            (ii) in the first quarter of Fiscal 2006, the Company recorded net severance costs of $0.3 in selling and administrative, $0.1 in cost of revenue, and a reversal of $0.1 in research and development expense resulting from differences in estimates between costs accrued in Fiscal 2005 and the amounts paid out in Fiscal 2006.

      Fiscal 2004

      During Fiscal 2004, the Company implemented a restructuring plan (the 2004
      Plan) that resulted in reducing its employee base by approximately 240 employees globally across all job categories and functions. Total costs of $7.0 were incurred related to the 2004 Plan, of which $2.6 were included in research and development, related to a reduction of R&D engineers, and $3.3 were incurred in selling and administrative. The Company also recorded severance costs of $1.1 in cost of revenue, related to efforts to continue outsourcing programs and streamline operations.

      Lease and Contract Settlement

      In Fiscal 2006, the Company performed a review of its usage of software design tools and as a result recorded an impairment loss of $5.4 on design tools no longer in use. This impairment resulted in a provision of $3.3 (which was included in provisions for exit activities), which is expected to be paid in the first quarter of Fiscal 2007.

      The remaining balance of the restructuring provision relates to lease costs for idle and excess space from exit activities implemented and completed in Fiscal 2002 to 2006. The cumulative amount recorded to date related to these activities is $11.1, and has been recorded as follows:

            (i)   In Fiscal 2006,  costs of $0.3 (2005 - $1.3; 2004 - $0.6) have been recorded in Asset Impairment and Other; and

            (ii) In Fiscal 2002, costs of $8.9 have been recorded as special charges, and related to the cost of excess space under lease contracts in Canada, the U.S., and U.K.

      The following table summarizes the continuity of restructuring provisions in connection with exit activities for the three years ended March 31, 2006:

                                                            Lease and
                                               Workforce     contract
                                               Reduction    settlement    Total
                                              ----------------------------------

      Balance, March 28, 2003                    $ 0.3        $ 2.6       $ 2.9
        Charges                                    7.0          0.6         7.6
        Cash drawdowns                            (6.6)        (1.2)       (7.8)
                                                 -----        -----       -----
      Balance, March 26, 2004                      0.7          2.0         2.7
        Charges                                   11.9          1.3        13.2
        Cash drawdowns                            (5.8)        (1.3)       (7.1)
                                                 -----        -----       -----
      Balance, March 25, 2005                      6.8          2.0         8.8
                                                 -----        -----       -----
        Charges                                    1.7          3.6         5.3
        Cash drawdowns                            (7.6)        (1.1)       (8.7)
        Reversals                                 (0.4)        --          (0.4)
                                                 -----        -----       -----
      Balance, March 31, 2006                      0.5          4.5         5.0
                                                 -----        -----       -----
      Less: Long-term portion                     --           (0.6)       (0.6)
                                                 -----        -----       -----
      Current portion of provisions for
        exit activities as at March 31, 2006     $ 0.5        $ 3.9       $ 4.4
                                                 =====        =====       =====

      The Company has completed substantially all of the activities associated with these restructuring plans, with the exception of the following payments:

            (i)   the  remaining   severance   payments  of  $0.5  which  relate
                  primarily to the 2006 Plan; and

            (ii) the lease and contract payments of $4.5 which relate to the plans implemented from Fiscal 2002 to 2006. The payment of $3.3 on the design tool contract is expected to be paid in the first quarter of Fiscal 2007, and the lease payments of $1.2 on the idle and excess space will be paid over the lease terms unless settled earlier.

8.    GUARANTEES

      Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. The Company has an outstanding performance guarantee related to a managed services agreement (project agreement) undertaken by the Communications Systems business (Systems), which is now operated as Mitel Networks Corporation (Mitel). This performance guarantee remained with the Company following the sale of the Systems business. The project agreement and the Company's performance guarantee extend until July 16, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at March 31, 2006, was $34.8 (20.0 million British pounds), assuming the Company is unable to secure the completion of the project. The Company was not aware of any factors as at March 31, 2006 that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements. The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

      In connection with the sale of the Systems business, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at March 31, 2006, the taxation years 2000 to February 16, 2001 are subject to audit by taxation authorities in certain foreign jurisdictions and are therefore still subject to the above noted tax indemnities.

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

      The Company records a liability based upon its historical experience with warranty claims. The Company accrues for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. As at March 31, 2006, the warranty accrual was $0.6 (2005 - $0.4).

9.    LONG-TERM DEBT

                                                           2006        2005
                                                          -------------------
      Long-term debt, non-interest bearing                 $ 0.1       $ 0.1
      Less: Current portion                                 (0.1)        --
                                                           -----       -----
                                                           $ --        $ 0.1
                                                           =====       =====

      The remaining debt of $0.1 will be paid during Fiscal 2007.

10.   COMMITMENTS

(A)   OPERATING LEASES

      The future minimum lease payments for operating leases to which the Company was committed, and the future minimum payments to be recovered under non-cancelable subleases as at March 31, 2006 are as follows:

                                  Future lease     Future lease
                 Fiscal year        payments       recoveries
                -----------------------------------------------

                    2007            $ 7.2            $ 1.5
                    2008              6.6              1.0
                    2009              5.7              0.3
                    2010              5.1              0.3
                    2011              4.9              0.2
                 Thereafter           3.4              --
                                    -----            -----
                                    $32.9            $ 3.3
                                    =====            =====

      Rental expense related to operating leases for the year ended March 31, 2006 was $5.6 (2005 - $6.8; 2004 - $7.1). Subtenant recoveries for the year ended March 31, 2006 were $2.1 (2005 - $1.6).

(B)   LETTERS OF CREDIT

      The Company had letters of credit outstanding as at March 31, 2006 of $1.0 (2005 - $13.3), which expire within 10 months. Of this amount, $0.8 related to the Company's Supplementary Executive Retirement Plan (SERP), and $0.2 was issued to secure certain obligations under an office lease arrangement and customs bond.

      Cash and cash equivalents of $1.2 have been pledged as security against the above mentioned letters of credit. In addition, $0.2 has been pledged as security for a custom bond and office lease and related credit facilities. The Company has also pledged $12.6 (97.8 million Swedish Krona) as security toward the pension liability in Sweden of $13.6. These amounts have been presented as restricted cash.

(C)   SUPPLY AGREEMENTS

      The Company has wafer supply agreements with three independent foundries, which expire from Fiscal 2007 to 2011. Under these agreements, the suppliers are obligated to provide certain quantities of wafers per year. None of the agreements have minimum unit volume purchase requirements.

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

      The Company has recorded provisions for income taxes and valuation allowances related to its estimate of tax expenses and recoveries. Certain taxation years are still subject to audit by authorities in various jurisdictions, which could result in adjustments to the Company's tax provisions. Such adjustments could have a material impact on the consolidated financial position of the Company or the consolidated results of its operations.

      In conjunction with the sale of the Systems Business discussed in Note 17, the Company owns 10,000,000 common shares of Mitel. If Mitel does not complete an initial public offering by September 1, 2006, the Company (along with some other investors) has a put right, exercisable for 90 days after September 1, 2006, which, unless the Company agrees to a modification of these conditions, allows the Company to send a notice to Mitel requiring that it repurchase all or any portion of these common shares (subject to appropriate adjustments for events such as stock splits) at $2.44 (Cdn $2.85). On May 10, 2006, Mitel filed a registration statement with the SEC and a preliminary prospectus with securities regulators in all of the provinces and territories in Canada in preparation for an initial public offering of its common shares. If Mitel does not register the Company's Mitel shares in this offering, the Company cannot sell any of its Mitel common shares for 180 days following the date of this prospectus. The Company's investment in Mitel is recorded at a nil value, thus any proceeds received on the sale of this investment will result in a gain in the period of the sale.

12.   REDEEMABLE PREFERRED SHARES

      Dividends

      Fixed cumulative cash dividends are payable quarterly at a rate of $0.43 (Cdn$0.50) per share. During the year ended March 31, 2006, the Company declared a $1.67 (Cdn$2.00) per share dividend. The Company paid dividends of $2.7 during the year, including $0.5 of dividends declared during Fiscal 2005.

      Redemption

      The shares are currently redeemable, at the option of the Company, at $21.42 (Cdn$25.00) per share plus accrued dividends.

      Purchase Obligation

      The Company is required to make reasonable efforts to purchase 22,400 shares in each calendar quarter at a price not exceeding $21.42 (Cdn$25.00) per share plus costs of purchase. During the year ended March 31, 2006, the Company purchased and cancelled 79,900 preferred shares for cash consideration of $1.6.

13.   CAPITAL STOCK

(A)   COMMON SHARES

      The authorized capital stock of the Company consists of an unlimited number of common shares. Holders of common shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders.

(B)   NET INCOME (LOSS) PER COMMON SHARE

      The net income (loss) per common share figures were calculated based on net income (loss) after the deduction of preferred share dividends and premiums on preferred shares and using the weighted monthly average number of shares outstanding during the respective periods. Diluted earnings per share is computed in accordance with the treasury stock method and based on the average number of common shares and dilutive common share equivalents.

      Net income (loss) attributable to common shareholders is computed as follows:

                                                                   March 31,     March 25,      March 26,
                                                                     2006          2005           2004
                                                                   ---------     ---------      ---------
      Net income (loss) for the period, as reported                 $  48.8      $  (20.8)      $  (38.6)
         Dividends on preferred shares                                 (2.2)         (2.2)          (2.1)
         Premiums on repurchase of preferred shares                    (0.6)         (0.2)           --
                                                                    -------      --------       --------
      Net income (loss) attributable to common shareholders         $  46.0      $  (23.2)      $  (40.7)
                                                                    =======      ========       ========

      The following table summarizes the common shares and dilutive common share equivalents used in the computation of the Company's basic and diluted net income (loss) per common share. Net income per common share is computed using the weighted-average common shares outstanding assuming dilution. Net loss per common share is computed using the weighted average number of common shares and excludes the dilutive effect of stock options, as their effect is antidilutive. For the year ended March 25, 2005, 187,833 stock options have been excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported net loss for the period (2004 - 299,604).

                                                                              March 31,       March 25,        March 26,
                                                                                2006            2005             2004
                                                                             -----------     -----------      -----------
      Weighted-average common shares outstanding                             127,310,640     127,307,473      127,277,081
      Dilutive effect of stock options                                            49,491          --               --
                                                                             -----------     -----------      -----------
      Weighted-average common shares outstanding, assuming dilution          127,360,131     127,307,473      127,277,081
                                                                             ===========     ===========      ===========

      The following stock options were excluded from the computation of diluted earnings per share because the options' exercise price exceeded the average market price of the common shares and, therefore, the effect would be antidilutive:

                                               2006        2005         2004
                                          --------------------------------------

      Number of outstanding options         10,450,709   10,516,965   6,800,986
      Average exercise price per share     $      5.61  $      8.60  $    10.73

      The average exercise price of stock options granted in Canadian dollars was translated at the period-end U.S. dollar exchange rate.

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

      Available  for grant at March 31, 2006 were  3,701,847  (2005 - 1,249,557;
      2004 - 2,971,904) options. All options granted prior to January 29, 1998 have ten-year terms and options granted thereafter have six-year terms. All options become fully exercisable at the end of four years of continuous employment.

      A summary of the Company's stock option activity and related information for the three years ended March 31, 2006 is as follows:

                                                 2006                          2005                          2004
                                      ----------------------------------------------------------------------------------------
                                                      Weighted                       Weighted                       Weighted
                                                      Average                        Average                        Average
                                                      Exercise                       Exercise                       Exercise
                                        Options        Price         Options          Price         Options          Price
                                      ----------------------------------------------------------------------------------------
Outstanding options:
  Balance, beginning of year           13,249,465     $  7.16       11,534,680        $  7.93      10,828,557        $   8.32
  Granted                               2,467,500     $  2.02        3,025,500        $  2.01       2,525,500        $   3.92
  Exercised                                (9,466)    $  1.78           (7,562)       $  2.77         (36,095)       $   3.64
  Forfeited and expired                (4,919,790)    $  8.94       (1,303,153)       $  7.30      (1,783,282)       $  10.16
                                       ----------     -------       ----------        -------      ----------        --------

Balance, end of year                   10,787,709     $  5.42       13,249,465        $  7.16      11,534,680        $   7.93
                                       ==========     =======       ==========        =======      ==========        ========

Exercisable, end of year                6,588,648     $  7.60        7,887,801        $  9.64       5,333,344        $   9.68
                                       ==========     =======       ==========        =======      ==========        ========

      The weighted average exercise price of stock options granted in Canadian dollars was translated at the exchange rate as at the end of each fiscal year and at the year's average exchange rate for changes in outstanding options during the year.

A summary of options outstanding at March 31, 2006 is as follows:

                            Total Outstanding                                        Total Exercisable
-------------------------------------------------------------------------------------------------------------------
                                       Weighted         Weighted Average                              Weighted
  Exercise                              Average            Remaining                                   Average
     Price             Options       Exercise Price     Contractual Life         Options            Exercise Price
-------------------------------------------------------------------------------------------------------------------
 $1.31 - $1.94        2,744,681         $ 1.82             4.8 years              682,147                $ 1.88
 $2.15 - $3.18        2,136,666         $ 2.19             5.8 years               44,397                $ 2.72
 $3.26 - $4.37        2,504,528         $ 4.15             2.6 years            2,460,270                $ 3.29
 $4.59 - $6.86          656,060         $ 4.94             3.3 years              656,060                $ 4.94
 $7.99 - $11.88         495,875         $ 9.59             0.7 years              495,875                $ 9.59
$12.05 - $16.03       2,176,899         $12.95             1.2 years            2,176,899                $12.95
$25.88 - $32.00          73,000         $30.44             0.1 years               73,000                $30.44
                     ----------                                                 ---------
                     10,787,709                                                 6,588,648
                     ==========                                                 =========

      The exercise price of stock options was based on prices in Canadian dollars translated at the year-end exchange rate.

      On March 20, 2006, the Company's Board of Directors approved the immediate acceleration of vesting of all options with exercise prices equal to or greater than Cdn $4.00 and U.S. $3.48 per share. Accordingly, options to purchase 848,819 shares of the Company's common stock were accelerated effective March 20, 2006. These transactions did not result in extending the terms of the options. During Fiscal 2006, no stock compensation expense was recorded related to these accelerations because the market price was below the exercise price of the options, and thus the options had no intrinsic value on the date that the Board of Directors approved the acceleration. The Company will not recognize stock compensation expense on these options in future years as it will adopt the provisions of FAS 123(R) in the first quarter of Fiscal 2007 (see also Note 2(O)(M)).

      In connection with the sale by the Company of its Plymouth and Bromont foundry businesses in Fiscal 2002 (see also Note 16), all employees of the former foundry businesses who held options to purchase common shares of the Company which were vested as at the date of the sale were provided with a period up to 180 days after the anniversary date of the respective sales to exercise such options if they remained employed with the buyer until at least one year after the respective sale dates. In addition, of the remaining unvested options held by such employees as at the sale date, 50% were accelerated to vest on the first anniversary (provided that such employees remained employed by the buyer as of such date) and the remaining 50% were cancelled as of the respective sale dates. All such employees had a further 180-day period following such accelerated vesting to exercise such options and any options remaining unexercised as at August 19, 2003, in respect of the former Bromont employees, and as at September 23, 2003, in respect of the former Plymouth employees, expired on that date. In accordance with the terms of the agreements, 88,547 unexercised stock options held by former Bromont employees expired on August 19, 2003, and 26,134 unexercised stock options held by former Plymouth employees expired on September 23, 2003. The options were returned to the pool of options available for grant. No stock compensation expense was recorded during Fiscal 2006, 2005 or 2004 related to these transactions.

      On February 21, 2001, the Company offered an option exchange program to option holders (with the exception of directors, officers and certain executives) who received stock option grants after November 1, 1999, at an exercise price of Cdn$14.31 and higher. Under the terms of the program, and with the consent of the Toronto Stock Exchange, 2,691,350 options were cancelled and an equal number of new options were granted at an exercise price of Cdn$14.06 per share. The new grants have a term of six years. No stock compensation expense was recorded during Fiscal 2006, 2005 or 2004 related to this option exchange program. The Company will not record stock compensation expense on these options as it will adopt the provisions of FAS 123(R) in the first quarter of Fiscal 2007 (see also Note 2(O)(M)).

      On July 12, 1999, the Company offered an option exchange program to option holders (with the exception of directors, officers and certain executives) who received stock option grants in calendar 1998 at an exercise price of Cdn$17.78 and higher. Under the terms of the program, and with the consent of the Toronto Stock Exchange, 1,750,000 options were cancelled and 1,000,657 new options were granted at an exercise price of Cdn$9.92 per share. The reduction in number of options was directly proportional to the decrease in the exercise price. The new grants have a term of six years. No stock compensation expense was recorded during Fiscal 2006, 2005 or 2004 related to this option exchange program. The Company will not record stock compensation expense on these options as it will adopt the provisions of FAS 123(R) in the first quarter of Fiscal 2007 (see also Note 2(O)(M)).

14.   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

      The components of total comprehensive income (loss) were as follows:

                                                                            March 31,     March 25,      March 26,
                                                                              2006          2005           2004
                                                                            ---------------------------------------
      Net income (loss) for the period                                       $  48.8      $  (20.8)      $  (38.6)
      Other comprehensive income (loss):
         Unrealized net derivative gain (loss) on cash flow hedges              (0.3)          0.2            0.9
         Realized net derivative loss (gain) on cash flow hedges                 0.3           --            (1.0)
         Minimum pension liability                                              (1.6)         (0.7)           --
                                                                             --------------------------------------
      Total comprehensive income (loss) for the period                       $  47.2      $  (21.3)      $  (38.7)
                                                                             ======================================

      The changes to accumulated other comprehensive loss for three years ended March 31, 2006 were as follows:

                                                           Cumulative        Minimum      Unrealized Net
                                                           Translation       Pension      Gain (Loss) on
                                                             Account        Liability       Derivatives        Total
                                                          ------------------------------------------------------------

      Balance, March 28, 2003                                 $(32.4)          $ --            $(0.1)         $(32.5)
      Change during the year                                   --                --             (0.1)          (0.1)
                                                          ------------------------------------------------------------
      Balance, March 26, 2004                                 (32.4)             --             (0.2)          (32.6)
      Change during the year                                   --                (0.7)           0.2            (0.5)
                                                          ------------------------------------------------------------
      Balance, March 25, 2005                                 $(32.4)          $ (0.7)         $ --           $(33.1)
      Change during the year                                   --                (1.6)           --             (1.6)
                                                          ------------------------------------------------------------
      Balance, March 31, 2006                                 $(32.4)          $ (2.3)         $ --           $(34.7)
                                                          ============================================================

      In Fiscal 2006, the Company recorded an increase in the minimum pension liability of $1.6 (2005 - $0.7) related to the Company's defined benefit plans in Sweden and Germany (See also Note 19).

      The Company also records increases and decreases in other comprehensive income (loss) attributable to the change in the value of outstanding foreign currency forward and option contracts that were designated as cash flow hedges. The Company had no forward contracts outstanding as at March 31, 2006 or March 25, 2005, and accordingly there was no net change in accumulated other comprehensive loss during Fiscal 2006 related to derivatives. As at March 31, 2006, the Company had option contracts outstanding which expire within nine months. As at March 31, 2006, there were no derivative gains or losses included in accumulated other comprehensive loss.

15.   INCOME TAXES

      The components of loss, before provision of income taxes consists of the following:

                                                                                      2006        2005       2004
                                                                                   ----------------------------------
      Income (loss) from continuing operations before income taxes:
      Canadian                                                                     $    (2.3)  $    (0.8)  $    (8.7)
      Foreign                                                                            1.8       (12.8)      (20.3)
                                                                                   ----------------------------------
                                                                                   $    (0.5)  $   (13.6)  $   (29.0)
                                                                                   ==================================

The provision (recovery) for income taxes consists of the following:

      Current:
      Canadian                                                                     $    (0.5)  $    (5.4)  $    (8.2)
      Foreign                                                                           (2.0)        0.2        (0.4)
                                                                                   ----------- ----------- ----------
                                                                                        (2.5)       (5.2)       (8.6)
                                                                                   ----------- ----------- ----------

                                                                                   ----------- ----------- ----------
      Deferred - Canadian:                                                              --           4.7         3.1
                                                                                   ----------- ----------- ----------
                                                                                   $    (2.5)  $    (0.5)  $    (5.5)
                                                                                   =========== =========== ==========

      Based on periodic reviews, management determined that an adjustment of $0.5 was required to its income tax provision in Fiscal 2006. These adjustments were based on settlement of outstanding audit issues and passage of time in certain foreign jurisdictions.

      As a result of the sale of its RF Front-End Consumer business, in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes, the Company recorded a tax benefit of $2.1 in the fourth quarter of Fiscal 2006 relating to its continuing operations in the U.K. This related to current year losses and reversing temporary differences. The remaining difference relates primarily to corporate minimum taxes payable and taxes payable by our foreign operations.

      The reconciliation between the statutory Canadian income tax rate and the actual effective rate is as follows:

                                                                                   2006         2005         2004
                                                                               ---------------------------------------

      Expected Canadian statutory income tax rate                                   35%           35%          35%
                                                                               ---------------------------------------
      Expense (recovery) at Canadian statutory income tax rate                 $    (0.2)    $    (4.8)   $   (10.2)
      Differences between Canadian and foreign taxes                                 0.1           0.8          1.5
      Tax effect of losses not recognized                                            0.4          14.6         10.7
      Tax effect of temporary differences not recognized                             3.6           -            0.4
      Tax effect of realizing benefit of prior
        years' loss carryforwards and timing differences                            (4.0)         (5.3)        (0.2)
      Tax effect of non-taxable proceeds received                                   (0.6)         (4.8)         -
      Corporate minimum taxes                                                        0.1           0.4          0.4
      Tax recoveries in excess of provisions                                         -            (1.8)        (2.8)
      Previously recognized provision no longer required                            (0.5)         (3.9)        (4.4)
      Increase in valuation allowance on investment tax credits, net of
        related deferred tax credits                                                 -             4.7          3.1
      Non-reversing nondeductible items and other                                   (1.4)         (0.4)        (3.1)
      Foreign exchange impact on closing balances                                    -             -           (0.9)
                                                                               ---------------------------------------
      Income tax recovery                                                       $   (2.5)     $   (0.5)    $   (5.5)
                                                                               =======================================

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred income tax assets and liabilities were as follows:

                                                       2006            2005
                                                  ------------------------------
      Deferred tax assets:
       Provisions                                 $       3.9     $       2.2
       Book and tax differences on fixed assets           3.9             5.2
       Income tax loss carryforwards                    121.4           132.2
       Investment tax credits                            64.0            57.0
       Other - net                                        5.5             0.7
                                                  ------------------------------
                                                        198.7           197.3
       Less: valuation allowance                       (193.6)         (191.7)
                                                  ------------------------------
      Deferred tax assets                                 5.1             5.6
                                                  ------------------------------

      Deferred tax liabilities:
       Book and tax differences on fixed assets            1.5           2.1
       Other                                               0.3           --
                                                         --------------------
      Deferred tax liabilities                             1.8           2.1
                                                         --------------------

      Net deferred tax assets                             $3.6          $3.5
                                                         ====================

      Net deferred tax liabilities
       Current portion                                     0.1           --
       Long-term portion                                   0.2           --
                                                         --------------------
                                                          $0.3          $--
                                                         ====================

      The increase of $1.9 in the valuation allowance from the previous year relates primarily to unrecorded investment tax credits and temporary differences in Canada, partially offset by the utilization of non-capital losses in Canada and both non-capital losses and temporary deductible differences in the Company's foreign operations.

      Unremitted earnings of subsidiaries subject to withholding taxes will be indefinitely reinvested with no provision necessary for potential withholding taxes on repatriation of subsidiary earnings. The current year's income before income taxes attributable to all foreign operations, including discontinued operations, was $52.4 (2005 - loss of $20.5; 2004 - loss of $36.6).

      As at March 31, 2006, the Company had income tax loss carryforwards in Sweden and the United Kingdom of approximately $250.8 that may be carried forward indefinitely to reduce future years' income for tax purposes. Approximately $5.5 of these losses have been recognized as a tax benefit for accounting purposes to the extent that the Company has deferred tax liabilities in these jurisdictions. The Company has $75.2 of U.S. federal income tax loss carryforwards related to operations in the United States that expire between 2012 and 2025. The Company also has U.S. state net operating loss carryforwards available that expire between 2007 and 2008. The Company has provided a full valuation allowance on the U.S. loss carryforward balances. The Company also has $75.2 of federal non-capital loss carryforwards available in Canada. The losses expire between 2009 and 2012.

      As at March 31, 2006, the Company had $64.5 of Canadian investment tax credits available to offset federal income taxes payable. The Company has recognized an accounting benefit of $3.6 on these investment tax credits net of associated deferred tax credits. The investment tax credits expire between 2007 and 2016. The Company also has $16.0 of federal Scientific Research and Experimental Development (SR&ED) expenditures and $12.5 of provincial SR&ED expenditures which may be carried forward indefinitely.

16.   SALE OF FOUNDRY BUSINESSES

      On March 28, 2002, Zarlink sold its wafer fabrication facility in Plymouth, UK, as well as certain intellectual property and related foundry businesses to companies controlled by X-FAB of Erfurt, Germany for $30.0, represented by $12.0 in cash on closing and a note of $18.0 repayable over three years. At the time of the sale, the note receivable was discounted at 8%. In accordance with SAB No. 81, Gain Recognition on the sale of a Business or Operating Assets to a Highly Leveraged Entity, the gain on sale was deferred and netted against the carrying value of the note receivable. The Company recognized the gain as payments were made on the note receivable, and recognized a gain on sale of business of $1.9 in Fiscal 2006 (2005 - $15.9, 2004 - $nil).

      On February 22, 2002, Zarlink sold its foundry facility in Bromont, Quebec, and related business to DALSA.

      In Fiscal 2004, the Company recorded a reversal of $0.2 related to the release of provisions accrued in 2002, as the Company did not expect to incur any further costs related to sales of Foundry businesses.

17.   DISCONTINUED OPERATIONS

      RF Front-End Consumer Business

      On November 15, 2005, Zarlink sold the assets of its RF (radio frequency) Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (UK) Limited (Intel), for $68.0. The sale resulted in a gain of $53.6 during Fiscal 2006.

      The following table shows the carrying value of the assets which were included as assets held for sale:

                                                    2006                2005
                                                   ---------------------------
      Inventories                                   $  --             $   6.8
      Fixed assets                                     --                 2.8
                                                    -------------------------
      Total assets                                  $  --             $   9.6
                                                    =========================

      The following table shows the results of the RF Front-End Consumer Business which are included as discontinued operations:

                                                      2006      2005    2004
                                                     -------------------------

      Revenue                                         $34.1    $53.4   $ 27.8
                                                      -----    -----   ------

      Operating loss from discontinued operations      (6.8)    (7.7)   (16.3)
      Gain on disposal, net of tax of $3.9             53.6     --       --
                                                      -----    -----   ------
      Income (loss) from discontinued operations      $46.8    $(7.7)  $(16.3)
                                                      =====    =====   ======

      During Fiscal 2006, a provision for income taxes has been recorded related to the Company's estimate of the tax expense on the gain. When management performs future assessments of this liability, adjustments to this estimate could occur, which could increase or decrease the tax expense. Such adjustments could be material.

      The following table shows the cash flows from investing activities in Fiscal 2006 related to the sale of the RF Front-End Consumer Business:

      Proceeds on sale                                $  68.0
      Payment of transaction and other costs             (2.3)
                                                      -------
      Proceeds on sale - net                          $  65.7
                                                      =======

      Following the sale of the RF Front-End Consumer Business on November 15,2005, the Company entered into a transition services agreement (TSA) with Intel whereby Zarlink would continue to provide order fulfillment and supply chain management services for a period up to May 15, 2006. As at March 31, 2006, Zarlink had amounts payable to Intel of $5.7 which were included in other accrued liabilities. These amounts related primarily to customer collections on behalf of Intel, partially offset by inventory and other expenses paid by Zarlink on behalf of Intel.

      Systems Business

      On November 3, 2000, the Company adopted formal plans to pursue divestiture opportunities related to the distinct ope rations of the Systems business. Accordingly, the operations related to this business were accounted for as discontinued operations with November 3, 2000 being the effective measurement date.

      On February 16, 2001, the Company sold its worldwide Systems business to the company now operated as Mitel Networks Corporation (Mitel). As part of the transaction, Zarlink transferred most of its Ottawa, Canada real estate to Mitel. The Company received $196.7 in cash proceeds, after adjustments, in exchange for selling a 90% ownership interest in the Company's communications systems business and most of its real property in Ottawa, Canada. Since February 16, 2001, new third party investments in Mitel have resulted in diluting the Company's ownership interest. Based on information contained in the registration statement and preliminary prospectus filed by Mitel on May 10, 2006, the Company's ownership interest in Mitel was less than 5%.

      During Fiscal 2004, the Company recorded an adjustment of $1.2 related to a tax recovery on discontinued operations resulting from management's revision of estimates based on the closure of audit years in certain foreign tax jurisdictions.

18.   INFORMATION ON BUSINESS SEGMENTS

      Business Segments

      Prior to the third quarter of Fiscal 2006, Zarlink segmented its business as Network Communications, Consumer Communications and Ultra Low-Power Communications and as a result had three reportable segments. On November 15, 2005, the Company sold the assets related to its RF Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (UK) Limited. Following the sale of this business, management also conducted a strategic assessment of the Company's remaining operations. Based on this review of the Company's current strategic direction, management determined that all of the Company's product lines within its operating segments contain similar products, production processes, types of customers, distribution methods, and economic characteristics. As a result of this review, management has concluded that it is appropriate to aggregate the results of the Company's operating segments, and as a result Zarlink will report as one reportable segment.

      Geographic Segments

      Revenues from continuing operations from external customers are attributed to countries based on location of the selling organization.

      Geographic information is as follows:

                                               2006                       2005                       2004
                                      -----------------------------------------------------------------------------

                                                     Fixed                       Fixed                      Fixed
                                       Revenue       Assets       Revenue        Assets      Revenue        Assets
                                      -----------------------------------------------------------------------------
      Canada                            $  7.3        $  4.7       $ 14.0        $  5.5       $ 43.7        $  6.8
      United Kingdom                      78.7          14.0         70.1          15.3         53.7          19.6
      United States                       38.2           0.5         50.7           0.9         44.8           1.2
      Sweden                              20.7           7.2         25.8           8.6         22.7          10.5
      Other foreign countries             --            --            0.2           0.3          5.8           0.2
                                        ------        ------       ------        ------       ------        ------
      Total                             $144.9        $ 26.4       $160.8        $ 30.6       $170.7        $ 38.3
                                        ======        ======       ======        ======       ======        ======

      Major Customers

      For the year ended March 31, 2006, the Company had revenues from one external customer, a major distributor, which exceeded 10% of total net revenues. Sales to this distributor in Fiscal 2006 were $43.7 (2005 - $49.5, 2004 - $45.7).

19.   PENSION PLANS

      As at March 31, 2006, the Company sponsors a number of Canadian, U.S. and foreign pension plans to provide retirement benefits for its employees. The majority of these plans are defined contribution plans, although the Company does participate in defined benefit plans and multiemployer plans for certain employee groups.

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

      Prior to January 1, 2002, the Company maintained an unfunded defined benefit plan. The associated pension liability is calculated each year by the Pension Registration Institute for pensions earned under this plan until December 31, 2001. An additional minimum pension liability is also calculated under the requirements of SFAS No. 87, Employers' Accounting for Pensions. The Company has pledged $12.6 (97.8 million Swedish Krona) as security toward the pension liability of $13.6 (2005 - $13.5). This pension liability was actuarially determined based on the present value of the accrued future pension benefits and in accordance with applicable laws and regulations in Sweden. In addition to the pension expense, the Company also incurred $0.1 (2005 - $0.2, 2004 - $0.2) of administrative costs with respect to this plan. The benefit obligation has been measured as of March 31, 2006.

      Germany

      The German defined benefit plan covers all employees in Germany with over ten years of active service and provides pension benefits based on length of service and final pensionable earnings. The pension liability of $6.5 (2005 - $5.8) was actuarially determined based on the present value of the accrued future pension benefits and in accordance with applicable laws and regulations in Germany. There are no segregated pension fund assets under this plan. The pension liability is insured in its entirety by the Swiss Life Insurance Company. Historically, the pension insurance contracts have been recorded in other assets, as the Company was the sole beneficiary of the contracts. In Fiscal 2006, the Company pledged the insurance contracts to the pensioners, and accordingly, under the provisions of SFAS 87,Employers' Accounting for Pensions, the contracts are now considered to be a plan asset. As the plan asset relates to insurance contracts, the Company does not control the investment strategy and thus cannot influence the return on investments. In Fiscal 2006 the benefit obligation has been shown net of this asset. The benefit obligation has been measured as of March 31, 2006.

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

      The Company also has an unfunded pension liability of $0.4 (2005 - $0.4) in the U.K. related to amounts owing to a former employee of the Company.

      The following table shows the plans' funded status reconciled with amounts reported in the consolidated balance sheets, and the assumptions used in determining the actuarial present value of the benefit obligations:

                                                           2006       2005
                                                          -----------------
      Change in accrued pension benefits:

      Benefit obligation at beginning of year              $19.7      $17.1
      Interest cost                                          0.9        0.9
      Actuarial loss                                         2.0        0.7
      Benefits paid                                         (0.6)      (0.5)
      Foreign exchange                                      (1.5)       1.5
                                                           ----------------
      Benefit obligation at end of year                    $20.5      $19.7
                                                           ================

                                                           2006       2005
                                                          -----------------
      Change in plan assets:
      Fair value of plan assets at beginning of year       $ --       $ --
      Adjustments                                            5.3        --
      Fair value of plan assets at end of year             $ 5.3      $ --
                                                           ================


                                                           ----------------
      Net pension benefit liabilities                      $15.2      $19.7
                                                           ================

      The following weighted-average assumptions were used to determine benefit obligations and pension expense:

                                                   2006     2005     2004
                                                  ------------------------

      Discount rate                                4.00%    4.75%   5.75%
      Expected rate of return on assets            4.75%     N/A     N/A
      Compensation increase rate                   0.65%    0.60%   2.36%

      The fair value of plan assets consists of the value of the pension insurance contract which was pledged to the pensioners during Fiscal 2006 and as such represented an adjustment to the asset value during the year. The expected rate of return on assets is based on the expected risk premium aggregated with the long-term government bond yield.

      The Company expects to make payments of $0.9 on the defined benefit plans during Fiscal 2007, consisting of interest and other administrative costs.

      The total benefits to be paid from the defined benefit plans are expected to be as follows: 2007 - $0.7; 2008 - $0.7; 2009 - $0.8; 2010 - $0.7; 2011
      - $0.8; 2012 to 2016 - $4.0.

      Pension expense was calculated using the projected benefit method of valuation. The components of pension expense were as follows:

                                                      2006     2005     2004
                                                     ------------------------
      Interest cost on projected plan benefits        $0.9     $0.9     $1.2
                                                      ----------------------
      Defined benefit pension expense                  0.9      0.9      1.2
      Defined contribution pension expense             3.8      4.8      4.8
                                                      ----------------------
      Total pension expense                           $4.7     $5.7     $6.0
                                                      ======================

      In Fiscal 2006, defined contribution pension expense consists of expense related to multiemployer plans of $1.4 (2005 - $1.9; 2004 - $1.9), and other defined contribution pension plans of $2.4 (2005 - $2.9; 2004 - $2.9), respectively. The Company's contributions to multiemployer and other defined contribution pension plans approximate the amount of annual expense presented in the table above.

20.   FINANCIAL INSTRUMENTS

(A)   FAIR VALUE

      The Company's financial instruments include cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable and foreign exchange forward and option contracts. Due to the short-term maturity of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and accounts payable, the carrying values of these instruments are reasonable estimates of their fair value. The fair value of the foreign exchange forward and option contracts reflects the estimated amount that the Company would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-
      time estimate that may not be relevant in predicting the Company's future earnings or cash flows. The fair value of financial instruments approximates their carrying value.

(B)   DERIVATIVE FINANCIAL INSTRUMENTS

      The Company operates globally, and therefore is subject to the risk that earnings and cash flows may be adversely impacted by fluctuations in foreign exchange. The Company uses forward and option contracts to manage foreign exchange risk. Forward and option contracts are designated for firmly committed or forecasted payroll and purchases that are expected to occur in less than one year.

      The notional amounts for forward and option contracts represent the U.S. dollar equivalent of an amount exchanged. All of the forward and option contracts mature within nine months with the longest maturity extending to December 14, 2006. At March 31, 2006, unrealized losses were $nil (2005 - $nil; 2004 - $0.2). As at March 31, 2006, the change in time value of option contracts resulted in a loss of $nil (2005 - $nil; 2004 - $0.4), which was recorded in other expense. This portion of the option contract value is deemed ineffective for managing the foreign exchange risk.

      During Fiscal 2006, the monthly average notional amounts of the forward contracts in U.S. dollars were: Swedish krona $1.4 (2005 - $0.8); Canadian dollars $0.9 (2005 - $1.5); and British pounds sterling $0.1 (2005 - $1.8).

      The Company simultaneously purchased and sold options to buy British pounds sterling at different notional amounts. At March 31, 2006, the notional amounts in U.S. dollars of the options purchased are $11.8 (2005
      - $5.7) and of the options sold are $15.4 (2005 - $7.4).

      During Fiscal 2006, the monthly average notional amounts in U.S. dollars of the options purchased were $7.9 (2005 - $10.2) and of the options sold were $10.4 (2005 - $13.3).

(C)   CREDIT RISK

      The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and derivative contracts. Cash and cash equivalents, short-term investments and restricted cash are invested in government and commercial paper with investment grade credit rating.

      The Company has one major  customer,  a distributor,  as described in Note
      18. Accounts receivable from this customer as at March 31, 2006 were $6.9 (2005 - $8.8). The Company believes that the concentration of credit risk resulting from accounts receivables owing from this major customer is substantially mitigated by the Company's credit evaluation process, relatively short collection periods, and the global orientation of the Company's sales.

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

(E)   UNUSED BANK LINES OF CREDIT

      The Company has a credit facility of $11.3 (U.S.$10.0 and Cdn$1.5), available for letters of credit. At March 31, 2006, $1.0 (2005 - $13.3) in letters of credit were outstanding against this credit facility. Accordingly, the Company had an unused facility of $10.3 (2005 - $0.8) available for letters of credit. As at March 31, 2006, cash and cash equivalents of $1.2 (2005 - $13.3) were hypothecated under the Company's revolving global credit facility to cover certain outstanding letters of credit and were reported as restricted cash.

21.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                         2006     2005     2004
                                                        -----------------------
      Cash taxes paid (included in cash
        flow from operations)                            $0.4     $0.3     $0.4
                                                         ======================

      The following table summarizes the Company's other non-cash changes in operating activities:

                                                         2006     2005     2004
                                                        -----------------------
      CASH PROVIDED BY (USED IN)

        Gain on sale of business                         $(1.9)  $(15.9)  $(0.2)
        Gain on disposal of long-term investments          --       --     (0.6)
        Change in pension liability                       (0.9)     1.9     2.4
        Asset impairment                                   --       2.5    10.2
        Stock compensation expense                         --       0.1     0.2
        Other                                              --      (0.5)   (0.3)
                                                         -----   ------   -----
        Other non-cash changes in operating activities   $(2.8)  $(11.9)  $11.7
                                                         =====   =====    =====

22.   CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      The consolidated financial statements have been prepared in accordance with U.S. GAAP which, in the case of the Company, conform in all material respects with Canadian GAAP with the exception of the information presented below:

(A)   BALANCE SHEET

      The following table summarizes the significant differences in balance sheet items under Canadian GAAP as compared to U.S. GAAP:

                                                                2006                                    2005
                                                 ----------------------------------      ------------------------------------
                                                   U.S.        Adjust-    Canadian        U.S.         Adjust-      Canadian
                                                  GAAP          ments       GAAP          GAAP          ments         GAAP
                                                 ----------------------------------      ------------------------------------
         Assets:
        Current portion of long term
         receivables(1)                          $  --        $  --        $  --        $   0.1       $   1.9       $   2.0
        Fixed assets(2)                             26.4         --           26.4         30.6           0.4          31.0
        Long term receivables(1)(3)(5)              --            4.1          4.1         --             4.0           4.0
        Deferred income tax assets(3)(5)             3.6         (3.6)        --            3.5          (3.5)         --

      Liabilities and Shareholders' Equity:
        Pension liabilities(4)                      15.2         (2.3)        12.9         19.7          (0.7)         19.0
        Deferred/future income tax liabilities
         - long-term portion(5)                      0.2          0.5          0.7         --             0.5           0.5
        Preferred shares(6)(7)                      16.2          1.9         18.1         17.2           2.0          19.2
        Common shares(7)                           768.5       (360.5)       408.0        768.4        (360.5)        407.9
        Contributed surplus(7)                      --           10.7         10.7         --             8.0           8.0
        Additional paid-in capital(7)                1.7         (1.7)        --            2.2          (2.2)         --
        Translation account(7)                      --           13.6         13.6         --            13.6          13.6
        Accumulated other comprehensive loss(7)    (34.7)        34.7         --          (33.1)         33.1          --
        Deficit(7)                                (599.9)       303.6       (296.3)      (646.5)        309.0        (337.5)

(1) Under U.S. GAAP, a gain on sale of foundry business in Fiscal 2002 was deferred and netted against the carrying value of the note receivable. Under Canadian GAAP, the gain was recognized at the time of the sale.

(2) Differences exist between U.S. and Canadian GAAP due to the method used to record an impairment charge for long-lived assets in previous years. Under U.S. GAAP, the assets were written down to their fair value using a discounted cash flow method. These assets were written down to their fair value using an undiscounted cash flow method under Canadian GAAP.

(3) Under U.S. GAAP, investment tax credits are reflected as deferred tax assets. Under Canadian GAAP, these amounts are reflected as a component of long-term receivables.

(4) Under U.S. GAAP, an additional minimum pension liability has been recorded for the excess of the unfunded accumulated benefit obligation over the recorded pension liability with the offsetting amount recorded as a component of accumulated other comprehensive income (loss). Other comprehensive income (loss) is not recorded under Canadian GAAP.

(5) Under U.S. GAAP, deferred tax assets and liabilities of a similar nature are presented on a net basis. Under Canadian GAAP, the future income tax liability associated with the investment tax credit is is presented separately.

(6) Under U.S. GAAP, redeemable preferred shares are recorded as mezzanine equity. Under Canadian GAAP these instruments are reflected as a component of shareholders' equity.

(7) Under U.S. GAAP, reductions in stated capital and deficit are not recorded. Under Canadian GAAP, reductions have been recorded as a result of stated capital and deficit reductions undertaken in fiscal years 1985, 1986, 1987, and 1992.

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

      Other comprehensive income (loss) is not recorded under Canadian GAAP.

      Other differences exist between U.S. and Canadian GAAP due to historical differences in income (loss).

(B)   INCOME STATEMENT

                                                       2006      2005     2004
                                                      --------------------------

      Net income (loss) in accordance with U.S. GAAP   $48.8    $(20.8)  $(38.6)

      Adjustments to reconcile to Canadian GAAP:

         Depreciation expense(1)                        (0.4)    (0.8)    (0.8)
         Stock compensation expense(2)                  (3.1)    (1.8)    (0.3)
         Interest income(3)                             --        0.7      1.4
         Gain on sale of business(4)                    (1.9)   (15.9)    --
                                                       ------------------------
      Net income (loss) in accordance
        with Canadian GAAP                             $43.4    $(38.6)  $(38.3)
                                                       ========================

      (1) Differences exist in the net book values of long-lived assets between U.S. and Canadian GAAP due to the methods used to record impairment charges in previous years, resulting in differences in depreciation expense.

      (2) Differences exist between U.S. and Canadian GAAP in the Company's policy for accounting for stock compensation expense. Under U.S. GAAP, the intrinsic value method is used. The Company accounts for stock compensation expense under Canadian GAAP using the fair value method.

      (3) Under U.S. GAAP, imputed interest income on the valuation of a note receivable was deferred and netted against the value of the note receivable. Under Canadian GAAP, these amounts were recorded in earnings.

      (4) Under U.S. GAAP, a gain on sale of business was recognized when payments were received on the note receivable. Under Canadian GAAP, the gain was recognized in Fiscal 2002 at the time of the sale of the business.

(C)   CASH FLOW INFORMATION

      There are no differences between U.S. and Canadian GAAP operating cash flows or total cash flows for the periods presented. There are offsetting differences of $0.1 (2005 - $3.9, 2004 - $3.8) between investing and financing cash flows due to the treatment of changes in restricted cash. Under U.S. GAAP, changes in restricted cash are reflected as financing activities. Under Canadian GAAP, these changes are presented as investing activities.

23.   COMPARATIVE FIGURES

      Certain of the Fiscal 2005 and Fiscal 2004 comparative figures have been reclassified so as to conform to the presentation adopted in Fiscal 2006.

24.   SUBSEQUENT EVENT

      On May 19, 2006, the Company acquired the optical I/O (in/out) business of Primarion, Inc. (Primarion) for $7.0 in cash. The purchase includes Primarion's optical I/O assets and intellectual property.

Valuation and Qualifying Accounts

                           ZARLINK SEMICONDUCTOR INC.
                        VALUATION AND QUALIFYING ACCOUNTS
                                 March 31, 2006
                          (in millions of U.S. dollars)

                                                  Additions
                                                 ---------------------------
Description                         Balance,                                                      Balance,
                                    Beginning     Charged to      Charged to                       End of
                                    of Period      expense          revenue      Deductions        Period
Sales Reserves:

Fiscal 2006                           $ 1.6           --             11.9           (10.9)          $ 2.6

Fiscal 2005                           $ 1.3           --             12.2           (11.9)          $ 1.6

Fiscal 2004                           $ 2.5           --              8.9           (10.1)          $ 1.3

Provisions for exit activities:

Fiscal 2006                           $ 8.8            5.3           --             (9.1)           $ 5.0

Fiscal 2005                           $ 2.7           13.2           --             (7.1)           $ 8.8

Fiscal 2004                           $ 2.9            7.6           --             (7.8)           $ 2.7

Litigation provisions:

Fiscal 2006                           $ 1.4           --             --             (0.6)           $ 0.8

Fiscal 2005                           $ 2.4           --             --             (1.0)           $ 1.4

Fiscal 2004                           $ 2.7            0.5           --             (0.8)           $ 2.4

Allowance for doubtful accounts:

Fiscal 2006                           $ 0.2            0.1           --             (0.2)           $ 0.1

Fiscal 2005                           $ 0.3           --             --             (0.1)           $ 0.2

Fiscal 2004                           $ 1.1           --             --             (0.8)           $ 0.3

Item 19 Exhibits

The following exhibits have been filed as part of this Annual Report:

Exhibit No.       Description
-------------     --------------------------------------------------------------

  1.1             Conformed Composite Copy of the Company's Articles, as amended
                  to  date   (incorporated   by  reference  to  Exhibit  4.3  to
                  Registration Statement No. 333-83556 on Form S-8)
  1.2             By-law No. 16 of the Company  (incorporated  by  reference  to
                  Exhibit  3.2 to Form 10-K for the year  ended  March 28,  2003 filed on June 25, 2003)
  2.1             Form of Specimen  Certificate for Common Shares of the Company
                  (incorporated by reference to Exhibit 3.3 to Form 10-K for the year ended March 28, 2003 filed on June 25, 2003)
  4.1             Lease  agreement  between Mitel Research Park  Corporation and
                  Mitel Corporation (now Zarlink Semiconductor Inc.) dated March
                  27, 2001  (incorporated  by  reference  to Exhibit 4.1 to Form
                  20-F for the year ended March 25, 2005 filed on June 10, 2005)
  4.2             Lease  agreement  between Mitel Research Park  Corporation and
                  Mitel Corporation (now Zarlink Semiconductor Inc.) dated March
                  27, 2001 (Phase V)  (incorporated  by reference to Exhibit 4.2 to Form 20-F for the year ended  March 25,  2005 filed on June
                  10, 2005)
  4.3             Employment   agreement  between  Kirk  K.  Mandy  and  Zarlink
                  Semiconductor  Inc. dated February 16, 2005  (incorporated  by reference to Exhibit 4.3 to Form 20-F for the year ended March
                  25, 2005 filed on June 10, 2005)
  4.4             Employment   agreement  between  Scott  Milligan  and  Zarlink
                  Semiconductor   Inc.  dated  May  13,  2003  (incorporated  by
                  reference to Exhibit 4.4 to Form 20-F for the year ended March
                  25, 2005 filed on June 10, 2005)
  4.5             Employment   agreement  between  Anthony  A.P.  Gallagher  and
                  Zarlink Semiconductor Inc. dated February 2, 2006
  4.6             Executive employment  termination  agreement between Donald G.
                  McIntyre  and Mitel  Corporation  (now  Zarlink  Semiconductor
                  Inc.) dated  January 12, 2000  (incorporated  by  reference to
                  Exhibit  4.6 to Form 20-F for the year  ended  March 25,  2005 filed on June 10, 2005)
  4.7             Stock option plan for key employees and non-employee directors as amended  December 7, 2001  (incorporated  by  reference  to
                  Exhibit  4.7 to Form 20-F for the year  ended  March 25,  2005 filed on June 10, 2005)
  4.8             Executive  employment  agreement  between Stephen J. Swift and
                  Zarlink Semiconductor Inc. dated February 2, 2006
  4.9             Asset  purchase  agreement by and among Zarlink  Semiconductor
                  Limited and Zarlink  Semiconductor  Inc. and Intel Corporation
                  and Intel Corporation (UK) Limited  (incorporated by reference to Exhibit 99.2 to Form 6-K filed on October 17, 2005)
  8.1             Subsidiaries  of the Company  (incorporated  by  reference  to
                  Exhibit  21 to Form 10-K for the year  ended  March 28,  2003, filed on June 25, 2003)
  12.1            Certification  Pursuant to 18 U.S.C.  Section 1350, As Adopted
                  Pursuant To Section 302(a) of The  Sarbanes-Oxley Act of 2002,
                  President and Chief Executive Officer
  12.2            Certification  Pursuant to 18 U.S.C.  Section 1350, As Adopted
                  Pursuant To Section 302(a) of The  Sarbanes-Oxley Act of 2002,
                  Senior Vice President of Finance and Chief Financial Officer
  13.1            Certification  Pursuant to Section  906 of the  Sarbanes-Oxley
                  Act of 2002, President and Chief Executive Officer
  13.2            Certification  Pursuant to Section  906 of the  Sarbanes-Oxley
                  Act of 2002,  Senior  Vice  President  of  Finance  and  Chief
                  Financial Officer
  15(a)           Consent of Ernst & Young LLP
  15(b)           Management   Proxy   Circular   for  the  Fiscal  2006  Annual
                  Shareholders meeting

Signatures

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ZARLINK SEMICONDUCTOR INC.

                                       By: /s/ Kirk K. Mandy
                                           -------------------------------------
                                           (Kirk K. Mandy)
Dated:  June 8, 2006                       President and Chief Executive Officer

      Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

     Signature                            Title                         Date

/s/ Henry Simon                Chairman of the Board                June 8, 2006
-----------------------
(Henry Simon)

/s/ Kirk K. Mandy              President and Chief Executive        June 8, 2006
-----------------------        Officer
(Kirk K. Mandy)

/s/ Andre Borrel               Director                             June 8, 2006
-----------------------
(Andre Borrel)

/s/ Hubert T. Lacroix          Director                             June 8, 2006
-----------------------
(Hubert T. Lacroix)

/s/ J. Spencer Lanthier        Director                             June 8, 2006
-----------------------
(J. Spencer Lanthier)

/s/ Jules Meunier              Director                             June 8, 2006
-----------------------
(Jules Meunier)

/s/ Dennis Roberson            Director                             June 8, 2006
-----------------------
(Dennis Robertson)