Form 20-F
period 2007-03-30
ZARLINK SEMICONDUCTOR INC
filed 2007-06-11
CIK 352435

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

      |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

      |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended March 30, 2007

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

                                     Canada
              ----------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                400 March Road, Ottawa, Ontario, Canada, K2K 3H4
              ----------------------------------------------------
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

         127,343,183 common shares were outstanding as of March 30, 2007

        1,260,800 preferred shares were outstanding as of March 30, 2007

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

                                Table of Contents

                                                                        Page No.
                                                                        --------
PART I ....................................................................    1

   Item 1 Identity of Directors, Senior Management and Advisers ...........    1

   Item 2 Offer Statistics and Expected Timetable .........................    1

   Item 3 Key Information .................................................    1
       A. Selected financial data .........................................    1
       B. Capitalization and indebtedness .................................    2
       C. Reasons for the offer and use of proceeds .......................    2
       D. Risk factors ....................................................    2

   Item 4 Information on the Company ......................................    7
       A. History and development of the company ..........................    7
       B. Business overview ...............................................    7
         Business Strategy ................................................    7
         Industry .........................................................    8
         Products and Customers ...........................................    9
         Sales, Marketing and Distribution ................................   11
         Competition ......................................................   12
         Manufacturing ....................................................   12
         Proprietary Rights ...............................................   13
         Seasonality ......................................................   13
         Government Regulations ...........................................   14
       C. Organizational structure ........................................   14
       D. Property, plants and equipment ..................................   14

   Item 4A Unresolved Staff Comments ......................................   14

   Item 5 Operating and Financial Review and Prospects ....................   15
         Critical Accounting Estimates ....................................   15
         Foreign Currency Translation .....................................   17
         Recently Issued Accounting Pronouncements ........................   18
       A. Operating results ...............................................   19
         Business Overview ................................................   19
         Geographic Revenue ...............................................   20
         Gross Margin .....................................................   21
         Research and Development (R&D) ...................................   22
         Selling and Administrative (S&A) .................................   23
         Stock Compensation Expense .......................................   23
         Contract Impairment and Other ....................................   24
         Asset Impairment .................................................   24
         Acquisition of Business and Intangible Assets ....................   24
         Gain on Sale of Business .........................................   25
         Other Non Operating Income and Expense ...........................   26
         Income Taxes .....................................................   26
         Discontinued Operations ..........................................   27

         Net Income (Loss) ................................................   28
         Common Shares Outstanding ........................................   28
       B. Liquidity and capital resources .................................   28
       C. Research and development, patents, and licenses, etc ............   31
       D. Trend information ...............................................   31
       E. Off-balance sheet arrangements ..................................   31
       F. Tabular disclosure of contractual obligations ...................   32
       G. Safe harbor .....................................................   33

   Item 6 Directors, Senior Management and Employees ......................   33
       A. Directors and senior management .................................   33
       B. Compensation ....................................................   36
       C. Board practices .................................................   36
       D. Employees .......................................................   37
       E. Share ownership .................................................   37

   Item 7 Major Shareholders and Related Party Transactions ...............   40
       A. Major shareholders ..............................................   40
       B. Related party transactions ......................................   40
       C. Interests of experts and counsel ................................   40

   Item 8 Financial Information ...........................................   40
       A. Consolidated Statements and Other Financial Information .........   40
       B. Significant Changes .............................................   40

   Item 9 The Offer and Listing ...........................................   40
       A. Offer and listing details .......................................   40
       B. Plan of distribution ............................................   42
       C. Markets .........................................................   42
       D. Selling shareholders ............................................   42
       E. Dilution ........................................................   42
       F. Expenses of the issue ...........................................   42

   Item 10 Additional Information .........................................   42
       A. Share capital ...................................................   42
       B. Memorandum and articles of association ..........................   43
       C. Material contracts ..............................................   43
       D. Exchange controls ...............................................   43
       E. Taxation ........................................................   43
       F. Dividends and paying agents .....................................   46
       G. Statements by experts ...........................................   46
       H. Documents on display ............................................   46
       I. Subsidiary Information ..........................................   46

   Item 11 Quantitative and Qualitative Disclosures About
       Market Risk ........................................................   46

   Item 12 Description of Securities Other than Equity Securities .........   47

PART II ...................................................................   47

   Item 13 Defaults, Dividend Arrearages and Delinquencies ................   47

   Item 14 Material Modifications to the Rights of Security
       Holders and Use of Proceeds ........................................   47

   Item 15 Controls and Procedures ........................................   47

   Item 15T Controls and Procedures .......................................   47

   Item 16A Audit committee financial expert ..............................   48

   Item 16B Code of Ethics ................................................   48

   Item 16C Principal Accountant Fees and Services ........................   48

   Item 16D Exemptions from the Listing Standards for
        Audit Committees ..................................................   48

   Item 16E Purchases of Equity Securities by the Issuer
        and Affiliated Purchasers .........................................   48

PART III ..................................................................   49

   Item 17 Financial Statements ...........................................   49

   Item 18 Financial Statements ...........................................   49

   Item 19 Exhibits .......................................................   82

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

                                     PART I

Item 1 Identity of Directors, Senior Management and Advisers

Not applicable

Item 2 Offer Statistics and Expected Timetable

Not applicable

Item 3 Key Information

A.    Selected financial data

The following tables are derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and the requirements of the U.S. Securities and Exchange Commission (SEC).

                                Fiscal Year Ended
               (at the end of fiscal year for balance sheet data)
          (In millions of U.S. dollars, except gross margin percentage and per share amounts)

                                                               ---------------------------------------------------------------------
                                                                 2007           2006           2005           2004            2003
                                                               ---------------------------------------------------------------------
Income Statement Data:
    Revenue                                                    $ 142.6        $ 144.9        $ 160.8        $ 170.7        $ 193.8
    Gross margin percentage                                        52%            50%            47%            50%            47%
    Research and development expense                              32.7           37.5           52.7           62.2           87.5
    Income (loss) from continuing operations                      15.8            2.0          (13.1)         (23.5)         (60.3)
    Income (loss) from discontinued operations                      --           46.8           (7.7)         (15.1)           2.4
    Net income (loss)                                             15.8           48.8          (20.8)         (38.6)         (57.9)
    Income (loss) per common share from
    continuing operations
       Basic and diluted                                          0.11          (0.01)         (0.12)         (0.20)         (0.49)
    Net income (loss) per common share
       Basic and diluted                                          0.11           0.36          (0.18)         (0.32)         (0.47)
Balance Sheet Data:
    Working capital                                            $ 152.3        $ 139.4        $  86.7        $  96.3        $ 116.4
    Total assets                                                 211.0          204.5          171.3          197.4          247.6
    Long-term debt                                                  --             --            0.1            0.1            0.2
    Redeemable preferred shares                                   16.1           16.2           17.2           17.6           18.9
    Shareholders' equity
       Common shares                                             768.5          768.5          768.4          768.4          768.3
       Additional paid in capital                                  4.3            3.0            2.2            2.3            2.1
       Deficit                                                  (587.6)        (601.2)        (646.5)        (623.5)        (582.8)
       Accumulated other comprehensive loss                      (34.3)         (34.7)         (33.1)         (32.6)         (32.5)

Discontinued operations in Fiscal 2004 to Fiscal 2007 relate to the sale of our RF Front-End Consumer business which is discussed further in Note 19 to the consolidated financial statements included elsewhere in this Form 20-F. We did not track the results of these operations separately in Fiscal 2003 and as a result have not restated this year to reflect discontinued operations related to this sale.

Selected Quarterly Financial Data
(Unaudited, in millions of U.S. dollars, except gross margin percentage and per share amounts)

                                                                        First       Second        Third       Fourth         Full
FISCAL 2007                                                            Quarter      Quarter      Quarter      Quarter        Year
                                                                       -------------------------------------------------------------
Revenue                                                                $ 38.4       $ 38.1       $ 34.1       $ 32.0        $ 142.6
Gross margin                                                             22.3         20.3         17.1         14.7           74.4
Gross margin percentage                                                   58%          53%          50%          46%            52%
Net income (loss)                                                         4.2          6.9          5.6         (0.9)          15.8
Net income (loss) per common share - basic and diluted                   0.03         0.05         0.04        (0.01)          0.11

                                                                        First       Second        Third       Fourth         Full
FISCAL 2006                                                            Quarter      Quarter      Quarter      Quarter         Year
                                                                       -------------------------------------------------------------
Revenue                                                               $ 34.1        $ 34.2        $ 37.4       $ 39.2       $ 144.9
Gross margin                                                            15.7          16.7          19.4         21.0          72.8
Gross margin percentage                                                  46%           49%           52%          54%           50%
Net income (loss)                                                       (3.6)         (2.3)         51.0          3.7          48.8
Net income (loss) per common share - basic and diluted                 (0.03)        (0.02)         0.39         0.02          0.36

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

We are dependent on the development of new products, and our ability to introduce these products to the market in a cost-effective and timely manner, in order to be successful.

Our industry is characterized by the following:

o     Rapidly changing technology;

o     Product complexity;

o     Competition; and

o     Frequent new product introductions.

We make investments in research and development in efforts to design new products and remain competitive in our markets. For example, in Fiscal 2007, our research and development efforts focused on medical telemetry and implantable communication systems, parallel fiber optic modules, and network synchronization and timing over packet solutions. We cannot be certain that we will be successful in developing these new products.

Furthermore, the development of our products is highly complex, and we may experience delays in completing our development initiatives.

In addition, even if we are successful in developing new products, we cannot be certain that these products will reach market acceptance. Our products are generally incorporated into our customers' products at the design stage. However, our design wins may not materialize into revenue for us, as customer projects may be cancelled, or their end market demand may decrease. We cannot be certain that design wins will translate into revenue for us. We also cannot be certain that we will be able to provide the most cost-effective solutions for our customers. For example, during Fiscal 2007, we deemphasized our focus on the sale of electronic shelf labels, as we were unable to generate sufficiently high margins from the sale of these products due to the strong competition in this market. Our products generally take a minimum of two years between the initial product design to revenue generation. The market demand may change between the time of initial product design and volume sales, which could render our products obsolete and adversely affect our business and financial condition.

A change in product mix between new products and legacy products could adversely impact our results of operations.

Our revenue is comprised of a mix of new products in growth markets, and legacy products within our core business. We depend partly on revenue generation from our legacy products in order to fund development of our new products. We cannot be certain that we will successfully be able to extend the life of our legacy products, and these products may become obsolete. Furthermore, we expect the average selling prices of our products to decline as they mature, which could result in decreased revenues and margins from these products. In addition, we cannot be certain that our revenues from our new products will increase sufficiently to compensate for the revenue decline from legacy products as they reach their end of life stage. If we are unable to sell high volumes of our new products, this may result in decreased revenues and margins, which could adversely affect our business, cash flows, financial condition, and results of operations.

Our business could be disrupted if we are unable to successfully integrate any businesses, technologies, product lines or services that we acquire in the future.

The markets in which we compete are characterized by an increasing level of consolidation. We have seen the consolidation of smaller to similar sized companies, in efforts to provide scale, leadership and depth to these companies. During Fiscal 2007 we acquired the assets and intellectual property comprising the optical I/O (in/out) business of Primarion, Inc. We may make other strategic acquisitions and investments or enter into joint ventures or strategic alliances with other companies in the future. Such transactions entail many risks, including the following:

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

In Fiscal 2007 approximately 90% of our products were sourced from five independent foundries that supply the necessary wafers and process technologies. We have wafer supply agreements with three of these foundries, which expire from Fiscal 2008 to 2011. These suppliers are obligated to provide certain quantities of wafers per year under these agreements. These agreements are typically renewed prior to their expiry dates, or automatically renew for a specified period under the existing terms and conditions unless either party provides notification of these changes to the other party. These independent foundries also manufacture products for other companies. In the past, availability of foundry capacity has been reduced due to strong demand. As a result, we may not have access to adequate capacity or certain process technologies as capacity and technologies may be allocated to other customers. In addition, a manufacturing disruption experienced by one or more of our outside foundries or a disruption of our relationship with an outside foundry, including discontinuance of our products by that foundry, would negatively impact the production of our products. As a result of last year's introduction of the European Union directive Restriction of Hazardous Substances (RoHS), certain specific hazardous materials were eliminated from our production. We now have the capability to be compliant with the RoHS directive, however some of our customers have exemptions to the directive and our foundry suppliers may experience supply delays or shortages where they are maintaining the capability to produce the original products. If our foundry suppliers are unable or unwilling to manufacture our products in the volumes that we require, then we would need to identify and qualify acceptable additional or alternative foundries. This qualification process could take six months or longer, and such a change may require approval from certain of our customers. We may not find sufficient capacity quickly enough, if ever, to satisfy production requirements, and we may be unable to meet customer demand for our products. This could cause customers to cancel or fail to place new orders, which could have a material adverse effect on our business, financial condition and results of operations.

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

Our subcontractors are located in Indonesia and other locations which risk being subject to earthquakes and other natural disasters. During Fiscal 2007, earthquakes took place in the location of our Indonesian subcontractor. Although our subcontractors did not suffer any significant damage as a result of these earthquakes, the occurrence of additional earthquakes or other natural disasters could result in the disruption of our assembly and test capacity. If any of our subcontractors experience capacity constraints or financial difficulties, suffer any damage to their facilities, experience power outages or any other disruption of assembly or testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner. This could result in significant delays in product shipments if we are required to find alternative assemblers or testers for our components. Any problems that we may encounter with the delivery, quality or cost of our products could damage our customer relationships and materially and adversely affect our business, financial conditions and results of operations.

We have limited visibility of demand in our end markets, and our customers may cancel and defer orders on short notice, which could adversely impact our operating results.

We typically sell our products pursuant to purchase orders, which can be either cancelled or deferred on short notice without our customers incurring significant penalties, as is common in our industry. Generally, we do not have long-term supply arrangements with our customers. We have difficulty predicting demand because our customers are faced with volatile demand patterns among their customers. In addition, the increasing consolidation within our end markets has created uncertainty. We also depend heavily on our turns business, or orders placed and shipped within the same quarter.

In the past, our customers have cancelled and deferred purchase orders as a result of maintaining excess inventories of our products. We build products based on forecasted customer demand. Our limited visibility of demand in our end markets could result in us holding excess inventory, and could reduce profit margins and increase product obsolescence if we overestimate demand for our products. Conversely, if we underestimate demand for our products and are unable to meet customer expectations, we may lose market share and damage relationships with our customers. Both of these outcomes could negatively impact our cash flows from operations and could have an adverse impact on our business, financial condition, and results of operations.

We have experienced operating losses in the past, and may not be able to maintain current profitability.

The semiconductor industry is highly cyclical. We have seen periods of significant upturns and downturns. We have experienced net losses in prior years during periods of industry downturns. These losses have contributed to negative operating cash flows in these years. If we incur losses in future periods, we may be required to implement additional restructuring activities in the future, which may require that we exit certain markets in order to focus on markets we believe are advantageous. Our failure to maintain profitability and positive operating cash flows, and future restructuring activities, could have a material adverse effect on our financial condition and results of operations.

We compete with other companies to attract and retain key personnel, and the loss of, or inability to attract key personnel could have a material adverse effect on our business, financial condition or results of operations.

Our future success depends to a significant extent on the continued service of our key technical, sales and management personnel, and on our ability to continue to attract and retain qualified employees. We depend particularly on highly skilled design, process and test engineers involved in the development of mixed signal products and processes, and on personnel in sales functions. If we were unable to attract and retain these employees, this could delay the development of new products, and could also harm our ability to sell our existing products. The competition for these employees is intense, and these employees would be very difficult to replace. Our failure to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations. We have employment agreements with all of our executive officers, including Kirk K. Mandy, President and Chief Executive Officer.

There are risks inherent in our international operations, which may have a material adverse effect on our business, financial condition and results of operations.

Approximately 68% of our sales in Fiscal 2007 were derived from sales in markets outside North America. We expect sales from foreign markets to continue to represent a significant portion of total sales in the foreseeable future. We operate three manufacturing facilities as well as sales and technical support service centers in Europe and Asia. Certain risks are inherent in our international operations, including the following:

o     Political and economic instability;

o     Unexpected changes in regulatory requirements;

o     The burden of compliance with foreign laws;

o     Import and export restrictions;

o     Difficulties in staffing and managing operations;

o     Difficulties in collecting receivables; and

o     Potentially adverse tax consequences.

For example, in Fiscal 2007, we had lower revenues from certain of our customers in the Middle East, particularly in Iran, due to political instability. In addition, some of the costs in our foreign operations, principally payroll costs, are denominated in currencies other than the U.S. dollar functional currency. These expenses are predominantly denominated in British pounds sterling, Swedish kronor, and Canadian dollars. Our results of operations are subject to the effects of exchange rate fluctuations of these currencies relative to the U.S. dollar. We use financial instruments, principally foreign exchange option and forward contracts, to help manage foreign currency exposure. These contracts reduce, but do not eliminate, the effect of foreign currency exchange rate fluctuations.

The above factors could have a material adverse effect on our business, financial condition and results of operations.

Failure to protect our intellectual property or infringing on patents and proprietary rights of third parties could have a material adverse effect on our business, financial condition and results of operations.

Our success and future revenue growth depends, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our proprietary technologies and processes. We have been issued many patents, principally in the United States and the United Kingdom. We have also filed many patent applications, principally in the United States and the United Kingdom. However, these patents may not adequately protect us or provide us with a competitive advantage. If our patents fail to protect our technology, our competitors may benefit by offering similar products to customers. In addition, certain foreign countries have limited or no copyright, trademark and trade secret protection. Although we have taken steps to protect our intellectual property, we cannot guarantee that we will be successful in doing so. Failure to protect our intellectual property could have a material adverse effect on our business, financial condition and results of operations.

We have been in the past and may in the future be notified of claims that our products infringe the patent or other proprietary rights of third parties, and claims may be raised against us. If we are unsuccessful in defending against such claims, we could be prevented from making, using or selling certain of our products, and we may be subject to damage assessments. All of these factors could have a material adverse effect on our business, financial condition and results of operations.

Our stock price is subject to volatility, and significant fluctuations may adversely impact the market price of our common shares.

The market price of our common shares has fluctuated in prior periods, and future market prices could be subject to significant fluctuations in the future due to the following factors:

o General economic and market conditions in response to variances in anticipated and actual operating results of us or our competitors;

o     Variations in our quarterly operating results;

o     Announcements of new product introductions by us or our competitors;

o     Conditions in the semiconductor market; and

o     Mergers and acquisitions.

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

We have manufacturing facilities located in the United Kingdom and Sweden, and are subject to a variety of laws, rules and regulations related to the discharge or disposal of toxic, volatile or other hazardous chemicals used in our manufacturing process. We believe that we have complied with these laws, rules, and regulations in all material respects, and to date have not been required to take any action to correct any noncompliance. However, if we fail to comply with present or future regulations, we could be subject to fines, or production being suspended or facilities closed. Such regulations could require that we acquire significant equipment or incur substantial other expenses to comply with environmental regulations. If we fail to control the use, disposal, storage of, or adequately restrict the discharge of, hazardous substances, we could be subject to future liabilities. This could have a material adverse effect on our business, financial condition and results of operations.

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

On May 19, 2006, Zarlink purchased the optical in/out (I/O) business of Primarion, Inc. for $7.0 in cash. The purchase included Primarion's optical I/O assets and intellectual property. On October 25, 2006, Zarlink sold the assets of its packet switching product line to Conexant Systems Inc. for cash and other consideration, including a cash payment at closing of $5.0 and additional amounts based on revenue performance of the product line over the next two years.

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

Carriers and service providers are undertaking a long-term transition from a circuit-switched to a converged, packet-based infrastructure to enable the more efficient delivery of voice, video and data services to their end-customers. Zarlink's timing and synchronization, telecom networking, and optoelectronics products help customers navigate the complexity of converging networks. For hands-free communication systems, including car kits, speakerphones and home automation applications, Zarlink's voice processing products ensure high-quality voice by providing advanced acoustic echo cancellation and noise reduction techniques.

Building on its experience in customized ICs, digital signal processors (DSPs) and radio frequency (RF) chips for cardiac pacemakers and hearing aids, Zarlink is developing ultra low-power RF platforms driving a range of advanced wireless healthcare products.

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

o Increasing demand for optical interconnect technologies in data centers and high-performance computer clusters;

o Increasing need for analog and mixed-signal IC technologies in high-speed applications; and

o Increasing use of short-range, low-power wireless communications in advanced healthcare applications.

The   key elements of Zarlink's business strategy are:

o Seek niche market opportunities that value proprietary mixed signal products and deliver these products at the highest integration point possible;

o Develop timing and voice enhancement products with a long lifespan that enable the transition from circuit-switched to IP networks;

o Offer standard and custom ultra low-power wireless technologies for intelligent medical devices;

o Develop optical interconnect products meeting new speed, size and power demands; and

o Develop foundry processes for RF, line driver and power management applications.

We believe that Zarlink is well positioned to implement its business strategy because of our ability to design high-value ICs. For the telecommunications market, we design ICs that groom, condition and manage voice and data traffic in the access and edge portions of the network, as well as optoelectronic devices for high-performance optical networks. Our ultra low-power expertise will enable us to design ICs for next-generation medical devices and therapies incorporating short-range wireless functionality. See "Item 4B Business Overview -Products and Customers."

Industry

The global communications industry is characterized by rapid structural change and economic growth caused by technological innovation, economic factors, and changes in government policies that encourage competition and choice. Further, the communications industry is driven by customer demand for real-time access to information, and the need for lower-cost and more effective networking equipment. These factors, in turn, are driving networking convergence, the growth in mobile communications, and high-bandwidth access technologies. Evidence of these changes includes the impact of the Internet, telecom deregulation, optical networking technology, network convergence, broadband connectivity, home entertainment, wireless and mobile communications, and demand by enterprises for cost-effective, multi-functional networks and applications.

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

Traditional telephone networks, which comprise the bulk of the existing telecommunications infrastructure, are based on circuit-switched technology. To achieve cost savings, improve network efficiency, and introduce new revenue-generating services, network operators are gradually building out lower-cost packet-switched networks that carry all types of traffic.

The industry is currently in the early deployment stages of this transition, during which both types of networks must co-exist and be interconnected. Packet-switched networks were not originally designed to carry time-sensitive information such as voice traffic. This transition presents exciting opportunities for Zarlink. Our experience in voice and other time sensitive traffic, network timing, and international standards ensures that customers can use our ICs in the converged network environment.

We believe that the evolution to packet-based networks and services is a long-term demand driver. We anticipate significant growth in wired, wireless and optical infrastructure in the enterprise and access portions of the network. New services will be provided over existing infrastructure and content-rich applications will drive the need for more bandwidth and the technologies that provide it.

Communications technology is now becoming pervasive in many other applications. For example, healthcare applications are relying on low-power and RF technologies for medical telemetry and diagnostic applications. The technology that Zarlink has developed for pacemaker and hearing aid products, coupled with our RF technology expertise, uniquely positions us in the emerging medical wireless market.

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

We have a diverse and established base of over 400 customers in a wide spectrum of end markets, including leading manufacturers in the telecommunications, data communications, and healthcare sectors. Zarlink generates revenues through both direct sales and sales through distributors. In Fiscal 2007, Zarlink had revenues from an independent distributor (Avnet Electronics Marketing group), which exceeded 10% of total sales. Worldwide sales to this distributor in Fiscal 2007 amounted to $48.4, representing 34% of sales (Fiscal 2006 - $43.7, or 30%; Fiscal 2005 - $49.5, or 31% of sales).

Zarlink specializes in microelectronic solutions for broadband connectivity over wired and optical media that enables voice and data convergence for high-speed Internet systems, switching systems, and subscriber access systems.

Timing and Synchronization

Zarlink's timing and synchronization products ensure accurate performance, quality and service reliability in all types of networks. To achieve reliable and error-free voice and data connections, customers use our timing devices on line cards and timing cards in a wide range of networking equipment, from high-capacity routers, switches and digital subscriber line access managers (DSLAMs) to media gateways and private branch exchanges (PBXs). Our products consist of a broad portfolio of:

o     Digital phase locked loop (PLL) devices for T1/E1 equipment;

o Digital PLLs and high-speed, low-jitter analog PLL devices for Synchronous Optical Network/Synchronous Digital Hierarchy (SONET/SDH) applications;

o Timing modules for optical line cards and timing cards in synchronous optical network and SONET equipment;

o     Timing-over-Packet (ToP) for packet-based networks; and

o Circuit Emulation Services-over-Packet (CESoP) processors capable of transparently "tunneling" circuit-based TDM traffic with carrier-grade quality over many types of packet network.

Voice Processing

Zarlink's voice processing technology delivers superior sound quality VoIP applications such as IP Phones, media gateways and for the fast-growing hands-free communication market, including car kits, speakerphones, and intercom and home automation systems. Our voice processing products leverage over 30 years of expertise in telephony, digital signal processing and voice processing for telecommunication applications. Integrating advanced acoustic echo cancellation, noise reduction techniques, application-specific firmware and supported by a range of design tools, our voice processing solutions maximize voice sound quality while reducing system complexity and cost.

Telecom Networking

Zarlink's line of IP, TDM and telephony-based telecom networking ICs, including ATM SARs and PHYs, T1/E1 line interfaces, circuit-switching devices and range of voice interface products, enable converged networks over wireline, wireless, enterprise, and broadband communications infrastructure.

For example, Zarlink's comprehensive portfolio of low-, mid-, and high-density switching platforms boost the capabilities and simplify the design of wired and wireless networking equipment that must seamlessly transfer voice, data and multimedia services between circuit-switched and packet-based networks.

Zarlink offers a wide range of devices used in telephones and telephone networking equipment, including: single- and multi-port, feature-rich T1/E1/J1 transceiver/framer products, silicon and hybrid subscriber line integrated circuits (SLICs), digital subscriber interfaces, data access arrangements
(DAAs), dual tone multifrequency (DTMF) receivers and transceivers, central office interface circuits (COICs), calling number identification circuits (CNICs), coder/decoder ICs (CODECs), and integrated digital phone ICs.

Optical Communications

As the industry's longest-standing independent designer and manufacturer of optical technologies, Zarlink delivers high-quality, high-reliability products supporting unparalleled flexibility and bandwidth.

To meet the growing demand for optical high-speed switching and routing, server clustering and high-performance-computing, Zarlink offers a range of compact, low-power consumption 4- and 12-channel parallel fiber optical modules (PFOMs). Zarlink's quad small form-factor pluggable (QSFP) module is a high-density, quad-channel, front-panel pluggable optical transceiver that provides equipment manufacturers with edge and board density savings while slashing power consumption. Our recently introduced ZLynx fiber optic cable is a fully integrated electrical-optical-electrical (EOE) cable product for interconnecting enterprise data centers and high-performance computer clusters. ZLynx products provide installers and operators with unbeatable advantages in terms of reach, weight and flexibility versus traditional copper cable assemblies.

Zarlink's Vertical Cavity Surface Emitting Laser (VCSEL) drivers and optical receivers enable design flexibility for leading-edge serial and parallel optical modules targeting lower cost per gigabit short-reach telecom and datacom applications. Our portfolio includes 4-channel and 12-channel multi-rate VCSEL drivers and optical receivers supporting applications from 1 Gbps to 10 Gbps.

Zarlink also offers a range of world-class emitter and detector components, including Light Emitting Diodes (LEDs) and VCSELs, PIN and pre-amp receivers, and full-duplex bi-directional single-stranded fiber components. Backed by extensive in-house manufacturing expertise, these products target a wide range of industrial, security and military applications.

Medical ASICs

We have over 30 years of experience in the design of ICs used in medical products. Zarlink is a major supplier of mixed-signal complementary metal-oxide semiconductor (CMOS) Application Specific Integrated Circuits (ASICs), DSPs and CODECs, primarily for cardiac pacemakers and hearing aids. Our expertise in designing ultra low-power and highly reliable ICs enables us to fabricate devices that meet the rigorous performance and quality standards set by healthcare equipment makers.

Medical Wireless

New medical applications and therapies integrating wireless technology are driving demand for ultra low-power mixed-signal analog and short-range wireless communications chips. For example, Given Imaging's swallowable camera capsule relies on Zarlink's ultra low-power RF transmitter chip to relay real-time, full color images of the gastrointestinal tract. Our medical implant communication service (MICS) technology platform wirelessly links implanted medical devices, including pacemakers, defibrillators, neurostimulators and blood glucose sensors, with remote monitoring and programming systems. Using Zarlink's MICS technology, medical device manufacturers can design in-body communication systems that will improve patient care, lower healthcare costs, and support new monitoring, diagnostic and therapeutic applications. A key element of our strategy is to develop high performance, highly integrated devices that combine low- power and short-range wireless capabilities for applications where extended battery life is a valued requirement.

Foundry Manufacturing and Support Services

Zarlink offers manufacturing and support services including product design, process design and support, wafer manufacture, die probe, die assembly, packaged part testing, and failure analysis. Zarlink's wafer manufacture capability has been developed into a silicon wafer business referred to as the Zarlink Analog Foundry (ZAF). ZAF supports fabless semiconductor companies as well as original equipment manufacturers (OEMs) and independent device manufacturers (IDMs). ZAF specializes in high performance analog technologies using the 150mm wafer line in Swindon, U.K. Our customers, including some of the top ten IDMs in the world, use the available technologies to manufacture high-performance radio frequency, line driver and power management semiconductor products. The technologies available include bipolar, complementary bipolar, bipolar CMOS (BiCMOS), CMOS, lateral double diffused metal oxide semiconductor (LDMOS) and silicon-on-insulator (SOI) process capabilities. The products manufactured at ZAF are used in a wide range of industrial and consumer products including automotive, telecommunication equipment and systems, consumer products and medical, including implantable products. Our facility in Swindon operates under a number of quality and environmental standards including TS16949, ISO9001 and ISO14001, and is an approved site for the manufacture of medical implantable products.

Business Segments and Principal Markets

Our product lines within our operating segments contain similar products, production processes, and types of customers, distribution methods, and economic characteristics. As such, we have one reportable segment.

Our revenue based on the geographic location of customers was distributed as follows:

(in millions                        % of              % of              % of
of  U.S. dollars)          2007     Total    2006     Total    2005     Total
                          ---------------------------------------------------
Europe                    $ 56.0     40%    $ 53.3     37%    $ 58.8     37%
Asia Pacific                40.5     28       46.2     32       43.5     27
United States               38.8     27       36.1     25       46.3     29
Canada                       5.5      4        7.3      5        8.4      5
Other Regions                1.8      1        2.0      1        3.8      2
                          ------    ---     ------    ---     ------    ---
Total                     $142.6    100%    $144.9    100%    $160.8    100%
                          ======    ===     ======    ===     ======    ===

Sales, Marketing and Distribution


The principal customers for Zarlink's semiconductors are customer premise, network communication and healthcare equipment manufacturers. Our products are also marketed to data communications suppliers as the integration of computing and communications networking continues.

We sell through both direct and indirect channels of distribution. Factors affecting the choice of channel include, among others, customer preference, end-customer type, the stage of product introduction, geographic presence and location of markets, and volume levels. Our products are sold in over 40 countries through local Zarlink sales offices and our distributor network. Our strategic account program focuses on the development of business with the key customers in all the market segments we serve.

We believe that long-term revenue growth will be supported by various factors that drive demand for communications equipment and infrastructure [See "Business
- Overview" and "- Industry"]. The requirement for basic telephone service in emerging countries is also a strong driver for both wireless and wired communications, which supports demand for our telephony ICs.

An important element of Zarlink's ability to compete is the expertise of our applications groups, which are located in the United Kingdom, the United States, Canada, Singapore, and other locations in Asia and Europe, to serve customers in regional markets. The applications groups assist OEMs in designing their products using our components. Because of this approach, we have a strong record of understanding our customer's needs and their applications and therefore being able to provide complete solutions. This is a critical element in obtaining design wins. The design win cycle starts when Zarlink and/or a member of our distributor network identifies a need for one of our standard communications products in a customer's equipment design. Once a Zarlink product is selected for a design, we are generally assured of supplying it until the design is no longer manufactured.

Europe

Historically, sales in Europe have been made primarily through our direct sales channel, particularly in the medical ASICs and industrial wireless markets. Distributors play an important role in the European region, accounting for approximately 43% of sales in this area in Fiscal 2007. We maintain technically qualified sales teams across the entire region and support them with a team of applications engineers.

Asia/Pacific

In the Asia/Pacific area, China, Korea, Japan, Taiwan and Malaysia represent the largest markets by country. We also sell ICs in Australia, Hong Kong, Thailand, New Zealand, Singapore, the Philippines, India and the Middle East. Zarlink's regional headquarters for Asia/Pacific is in Singapore, and we also have offices in Japan, Taiwan, Korea and China. In Fiscal 2007 approximately 70% of sales in these areas were achieved through distributors. An important function of the sales offices is to link customers with our applications support groups. The sales offices manage key customer and distributor relationships and opportunities, and ensure the most effective use of applications resources.

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

Our main global competitors for network communications products include PMC-Sierra, Inc., Agere Systems, Inc., Infineon Technologies AG, Integrated Device Technology, Inc., Silicon Laboratories, Inc., and Semtech Corporation. We believe that Zarlink competes favorably based on our extensive intellectual property rights for proprietary designs, and our proven ability to meet regulatory and industry standards.

In the medical IC market, Zarlink competes mainly with American Microsystems, Inc. and Microsemi Inc., in addition to system OEMs with in-house design capability, and smaller ASIC design houses. Zarlink sells to most of the top healthcare OEMs worldwide. We believe that Zarlink has a competitive advantage based on our world-class low-power design skills, application knowledge, and intellectual property, in conjunction with our comprehensive and certified quality system and long experience with key customers in the highly regulated healthcare device industry.

Manufacturing

Our products share a common production process, however the selection of manufacturing sites or suppliers is dependent on the type of semiconductor to be manufactured and the required process and technology.

Approximately 90% of our products are sourced from five independent foundries that supply the necessary wafers and process technologies. Of these independent foundries, we have wafer supply agreements with three of them, which expire at various times from Fiscal 2008 to 2011. These agreements are typically renewed prior to their expiry dates, or automatically renew for a specified period under the existing terms and conditions unless either party provides notification of these changes to the other party. Our remaining products are manufactured at our own facilities.

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

Our semiconductor and optoelectronic manufacturing facilities and their quality management systems are certified to the strict standards established by the International Organization for Standardization. In addition, our processes must comply with the European Union directive Restriction of Hazardous Substances
(RoHS), which defines specific hazardous materials that were required to be eliminated by July 2006. We produce Pb-free IC devices and believe that we have the capability to be compliant with the RoHS directive. Some of our customers have exemptions to the directive, and as such we have maintained our capability to produce original products for these customers.

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

Seasonality

We experience seasonal fluctuations in revenue in certain regions. For example, our sales in Europe are generally slower in the summer months in our second quarter, whereas our sales in the Asia Pacific region tend to be slower in our fourth quarter around the Chinese New Year season. Given the diversity of our revenue base, we do not believe that seasonality has a material impact on our business, financial condition, or results of operations. Given our limited visibility of demand in technology end markets, it is difficult to predict the extent to which seasonality will impact us in the future.

Government Regulations

The research and development, manufacture and marketing of our products are subject to regulation by U.S., Canadian and foreign governmental authorities and agencies. Such agencies regulate the testing, manufacturing, safety and promotion of our products. These regulations may materially impact our business, financial condition or results of operations.

C. Organizational structure

The following subsidiaries are 100% owned, directly or indirectly, by Zarlink Semiconductor Inc.

Name                                       Country of Incorporation or Residence
----------------------------------------   -------------------------------------
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

D. Property, plants and equipment

We own one facility in Swindon, United Kingdom totaling 168,000 square feet (sf) used for wafer fabrication, design, sales and administration. Approximately 33,000 sf of this facility relates to a building that is no longer in use and is currently held for sale, as discussed elsewhere in this Form 20-F. We also own a 333,000 sf facility in Jarfalla, Sweden, that is used for semiconductor manufacturing, R&D and administration, of which 30,000 sf is leased to tenants.

We occupy 210,000 sf of leased space in Ottawa, Canada. Our Ottawa leased space consists of two interconnected buildings used for design, sales, administration, and integrated circuit design and testing. Approximately 86,000 sf of the space is sub-let to nine tenants with sub-lease periods expiring from Fiscal 2008 to 2011.

We occupy 49,000 sf of leased space in Portskewett, Wales, United Kingdom that is used for hybrid modules, manufacturing and administration.

We also lease and operate 14 regional facilities, totaling 119,000 sf, primarily dedicated to design and sales. A geographical breakdown of these facilities is as follows: three locations in the United States totaling 34,000 sf; three locations in the United Kingdom totaling 77,000 sf, of which 22,000 sf is sub-leased; three locations in Europe totaling 3,000 sf (France, Germany and the Netherlands); and five locations in the Asia/Pacific region totaling 5,000 sf.

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

We generate revenue through both direct sales and sales to distributors, of which distributor sales accounted for approximately 49%, 48% and 46% of our sales in Fiscal 2007, 2006, and 2005, respectively.

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

In addition, we have agreements with distributors that cover two sales programs, specifically ship and debit claims, which relate to pricing adjustments based upon distributor resale, and stock rotation claims, which relate to certain stock return rights earned against sales. We accrue for these programs as a reduction of revenue at the time of shipment. In estimating our sales provisions, we examine historical sales returns as a percentage of distributor revenue for the preceding two fiscal years, considering trends particularly in recent months. We also consider other known factors, including estimated inventory held by our distributors, in estimating our sales provisions. We recognize revenue at the time of shipment in accordance with Statement of Financial Accounting Standards (SFAS) 48, Revenue Recognition When Right of Return Exists, because of the following:

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

As at March 30, 2007, our sales provisions were $3.2 (2006 - $2.6). In estimating our sales provisions, we are required to estimate future sales returns. If actual sales returns or pricing adjustments exceed our estimates, we could be required to record additional reductions to revenue.

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

Restructuring

We have undertaken, and may in the future undertake, restructuring initiatives which have required the development of formalized plans for exiting certain activities. All restructuring charges have been accounted for in accordance with Emerging Issues Task Force Issue No. 94-3 (EITF 94-3), Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring), and SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, depending on the time of the restructuring activity. These activities require estimation of the cost and timing of expenses for severance, idle facility, and other restructuring costs. In estimating severance costs, we are required to estimate the timing and amount of future payments. In estimating idle facility costs, we are required to estimate future lease operating costs, the amount of sublease revenue that we expect to receive, and the expected discount rate. Idle facility costs are recorded as a component of provisions for exit activities. At the end of each reporting period, we evaluate the balance in the provisions for exit activities. This evaluation could result in an increase or decrease to the provisions, which could result in an increase or decrease in expense in future periods. As at March 30, 2007, we had provisions for exit activities of $1.3 (2006 - $5.0).

Income Taxes

We are subject to income taxes in Canada, Sweden, the United Kingdom, the United States and numerous other foreign jurisdictions. Our effective tax rate is based on pre-tax income and statutory tax rates in the jurisdictions where we operate. In determining taxable income, we are required to make estimates and judgments in determining the effective tax rate. In evaluating our effective tax rate, we are required to review ongoing audits and probable outcomes of filing positions. The final outcome of audits by taxation authorities may differ from the estimates and assumptions we have used in determining our tax provisions. Our ongoing assessments and closure of tax audits may materially impact our income tax expense and recoveries. Any revisions of our estimates will be recorded in the period of the change.

We have recorded a valuation allowance on our deferred tax assets, and recorded only deferred tax assets that can be applied against income in taxable jurisdictions or applied against deferred tax liabilities that will reverse in the future. As at March 31, 2007, our valuation allowance was $193.5 (2006 - $193.6). In establishing our valuation allowance, we consider factors including forecasted future taxable income, loss carrybacks, and tax planning strategies. We periodically review our deferred tax assets and valuation allowance to determine whether these balances are reasonable. When we perform our quarterly assessments of our deferred tax assets and valuation allowance, we may record an adjustment, which may increase or decrease income tax expense in the period of the adjustment.

Pension Liabilities

We have defined benefit pension plans in Sweden and Germany. The pension liabilities related to these plans are determined from actuarial valuations, which require us to make certain judgments and estimates relating to expected discount rates, salary increase rates, and expected rates of returns on assets. These assumptions are evaluated on an annual basis, and a change in these assumptions could increase or decrease pension expense in future periods.

Goodwill and Long-Lived Assets

We review our goodwill for impairment annually, or more frequently, if facts and circumstances warrant a review. In performing our goodwill impairment test, we compare the fair value of the related reporting unit to its carrying value. A reporting unit may be either an operating segment as a whole, or a unit one level below an operating segment, which is referred to as a component. If the fair value of the reporting unit exceeds its carrying value, then goodwill is not impaired. If the carrying value exceeds the fair value, then the implied fair value of the goodwill is calculated. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference. As at March 30, 2007, we had goodwill of $3.8 (2006 - $nil).

In determining the fair value of a reporting unit, we use a discounted cash flow model. Establishing fair value requires the use of estimates and assumptions which include projected future cash flows, expected periods of cash flows, and discount rates. Changes in the estimates and assumptions used could materially affect the results of our evaluation, and could result in goodwill impairment charges in future periods.

We evaluate the recoverability of property, plant and equipment and definite life intangible assets in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset groupings may not be recoverable. In assessing the impairment, we compare projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful life against their carrying amounts. If projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on expected discounted cash flows. In assessing impairment, we are required to estimate projected future cash flows, expected useful lives of assets, and discount rates. Changes in the estimates and assumptions used could result in asset impairment charges in future periods.

Stock Compensation Expense

On April 1, 2006, at the beginning of Fiscal 2007, we adopted SFAS 123R, Share-Based Payment. SFAS 123R requires that stock-based awards to employees be recorded at fair value. The estimated fair value of the options is amortized to expense over the requisite service period of the awards. Prior to adoption of SFAS 123R, we used the intrinsic value method of accounting for stock-based awards under the provisions of APB 25, Accounting for Stock Issued to Employees. Under the intrinsic value method, fixed stock compensation expense is recorded in instances where the option exercise price was set lower than the market price of the underlying stock at the date of grant. Fixed stock compensation cost is amortized to expense over the vesting period of the underlying option award. Stock compensation expense has also been recorded in circumstances where the terms of a previously fixed stock option were modified. In adopting SFAS 123R, we have estimated the fair value of our stock-based awards to employees using the Black-Scholes-Merton option pricing model. This model considers, among other factors, share prices, option prices, share price volatility, the risk-free interest rate, and expected option lives. In addition, SFAS123R requires that we estimate the number of stock options which will be forfeited. Expected share price volatility is estimated using historical data on volatility of our stock. Expected option lives and forfeiture rates are estimated using historical data on employee exercise patterns. In Fiscal 2007, a 10% increase or decrease in estimated forfeiture rates would have resulted in an insignificant change in expense for the period. The risk-free interest rate is based on the yield of government bonds at the time of calculating the expense and for the period of the expected option life. If we change any of these assumptions, this could increase or decrease our stock compensation expense in future periods.

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

Recently Issued Accounting Pronouncements

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No.
115. This statement allows companies to elect to measure certain eligible financial instruments and other items at fair value. Companies may choose to measure items at fair value at a specified election date, and subsequent unrealized gains and losses are recorded in income at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted under certain circumstances. We are required to adopt SFAS 159 no later than the first quarter of Fiscal 2009. We do not expect the impact of SFAS 159 to have a material impact on our financial position or results of operations.

In September 2006, the SEC issued SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. This document provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 requires registrants to quantify errors using both the iron curtain method, and the rollover method, and requires adjustment if either method indicates a material error. The rollover method quantifies a misstatement's effect on the current year's income statement, which does not consider the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years. The iron curtain method quantifies errors as the cumulative amount by which the balance sheet for the current year is misstated, irrespective of the misstatement's years of origination. SAB 108 is effective for fiscal years ending after November 15, 2006, and was effective for us in Fiscal 2007. Applying SAB 108, we performed a voluntary review of our historical stock option grants and identified certain historical differences related to stock-based compensation from Fiscal 1997 through Fiscal 2006. These differences were not material when using the rollover method, as the effect on compensation expense in each year during the review period was not material. However, in using the iron curtain method, these differences resulted in an adjustment to opening deficit. These differences result from two of our practices for granting stock options. We use an option pricing formula, as provided in our shareholder-approved stock option plan. The plan defines the option exercise price as the average market price for the five trading days preceding the date of the grant. This option pricing formula was and is in compliance with the rules of the Toronto Stock Exchange, the New York Stock Exchange, and the SEC, and was used to minimize volatility and subjectivity in connection with the pricing of option grants. Based on the SEC's interpretive guidance, if the option price is at a price which differs from any of the opening, average, or closing price on the date of the grant, then this may result in stock compensation expense. Differences related to the use of this option pricing formula resulted in an adjustment of $1.0. In addition, we have historically followed a consistent practice of granting stock options to new employees at their acceptance date. Based on the SEC's interpretative guidance, if a grant price is set at a date which differs from the date of commencement of employment, then this may result in stock compensation expense. Differences related to the issuance of stock options at the acceptance date resulted in an adjustment of $0.3. During Fiscal 2007, we completed our voluntary review of all stock option grants under our current stock option plan for the period from Fiscal 1997 to Fiscal 2006 inclusive, and have reflected a net increase to opening deficit and a corresponding increase to additional paid-in capital of $1.3 as of April 1, 2006.

In September 2006, the FASB issued SFAS 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans--an amendment of FASB Statements No. 87, 88, 106, and 132(R). The statement requires companies to report the funded status of their defined benefit pension plans on the balance sheet. Changes in the funded status in the year in which the changes occur are recorded through other comprehensive income. The statement requires that companies measure plan assets and obligations as of the end of the company's fiscal year. The statement also requires enhanced disclosures related to defined benefit pension plans. SFAS 158 is effective as of the end of the company's first fiscal year ending after December 15, 2006. We were required to adopt SFAS 158 at the end of Fiscal 2007. The adoption of SFAS 158 did not have a material impact on our financial position or results of operations.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. The statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosure requirements regarding fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. We are required to adopt SFAS 157 no later than the first quarter of Fiscal 2009. We do not expect the impact of SFAS 157 to have a material impact on our financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109 (FIN 48). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision on whether or not to file in a particular jurisdiction. Under FIN 48, a tax benefit from an uncertain position may be recognized only if it is "more likely than not" that the position is sustainable based on its technical merits. FIN 48 is effective for fiscal years beginning after December 15, 2006, and we will adopt FIN 48 beginning in the first quarter of Fiscal 2008. Upon adoption, the cumulative effect of applying the provisions of FIN 48 will be accounted for as an adjustment to the beginning balance of retained earnings for the first quarter of Fiscal 2008. We are currently assessing the impact of FIN 48 on our financial position and results of operations.

A.    Operating results

You should read this Item 5.A. in combination with the accompanying audited consolidated financial statements prepared in accordance with United States generally accepted accounting principles (GAAP).

Business Overview

For over 30 years, we have delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company is viewed as a single reporting segment, and, as such, no business segment information is being disclosed.

The following discussion and analysis explains trends in our financial condition and results of operations for the fiscal year ended March 30, 2007, compared with the two previous fiscal years. This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results.

Zarlink's year-end is the last Friday in March. The 2007 fiscal year consisted of a 52-week period as compared to a 53-week period in Fiscal 2006, and a 52-week period in Fiscal 2005.

Results of Operations

                                                   2007       006         2005
                                                 -------------------------------
Consolidated revenue                             $ 142.6    $ 144.9     $ 160.8

Income (loss) from continuing operations            15.8        2.0       (13.1)
Discontinued operations                               --       46.8        (7.7)
Net income (loss)                                   15.8       48.8       (20.8)
Income (loss) per common share
   From continuing operations                       0.11      (0.01)      (0.12)
   From discontinued operations                       --       0.37       (0.06)
Basic and diluted                                   0.11       0.36       (0.18)
Weighted average common shares
outstanding - millions
   Basic                                           127.3      127.3       127.3
                                                 ==============================
   Diluted                                         127.4      127.4       127.3
                                                 ==============================

Our Fiscal 2007 revenue decreased by $2.3, or 2%, from Fiscal 2006. Revenue decreased mainly due to lower sales volumes of our telecom networking and medical ASIC products, which represented approximately 4% and 2%, respectively of the revenue decrease, partially offset by increased shipments of our foundry and timing products, which represented approximately 3% and 2%, respectively of the increase.

Our Fiscal 2006 revenue decreased by $15.9, or 10%, from Fiscal 2005. Our revenue decline was due primarily to lower sales volumes of our industrial wireless products, which represented approximately 4% of the revenue decline, as well as fewer shipments of our consumer wireless products, which represented approximately 4% of the decline.

In Fiscal 2007 we recorded income from continuing operations of $15.8, or $0.11 per share, after preferred share dividends of $2.2 and premiums on preferred share repurchases of $0.1. This compares to Fiscal 2006 income from continuing operations of $2.0, or a loss of $0.01 per share, after preferred share dividends of $2.2 and premiums on preferred share repurchases of $0.6. The improvement in Fiscal 2007 was driven mainly by lower contract impairment and other costs, reduced operating expenses, and a higher gain on sale of business in Fiscal 2007 as compared to the previous year. The income from continuing operations in Fiscal 2007 included the following:

      o a gain on sale of business of $4.1 resulting from the sale of the packet switching product line;

      o contract impairment and other charges of $1.1, of which $0.5 related to the closure of our lease facility in Irvine, California, resulting from the sale of the packet switching product line; and

      o severance costs of $1.5, of which $1.0 was included in research and development expenses, $0.6 was included in cost of revenue, and a recovery of $0.1 was included in selling and administrative expense.

      The income from continuing operations in Fiscal 2006 included the following:

      o an impairment on a design tool contract of $5.4 and charges related to unused space of $0.3, both recorded in contract impairment and other;

      o severance costs of $1.3, of which $1.0 was included in selling and administrative expense, $0.4 was included in cost of revenue, and a recovery of $0.1 was included in research and development expenses; and

      o a gain on sale of business of $1.9 resulting from payments received on a note receivable.

The Fiscal 2005 loss from continuing operations included the following:

      o severance costs of $11.9, as we reduced headcount in all areas, of which $2.5 was included in cost of revenues, $2.3 was included in research and development expenses, and $7.1 was included in selling and administrative expenses;

      o     $2.7 of asset impairment charges;

      o     $1.3 of contract impairment and other charges;

      o     an inventory obsolescence charge of $2.7; and

      o a gain on sale of business of $15.9 resulting from payments received on a note receivable.

Geographic Revenue

Our revenue based on the geographic location of customers was distributed as follows:

                                    % of              % of              % of
                           2007     Total    2006     Total    2005     Total
                          ---------------------------------------------------
Europe                    $ 56.0     40%    $ 53.3     37%    $ 58.8     37%
Asia Pacific                40.5     28       46.2     32       43.5     27
United States               38.8     27       36.1     25       46.3     29
Canada                       5.5      4        7.3      5        8.4      5
Other Regions                1.8      1        2.0      1        3.8      2
                          ------    ---     ------    ---     ------    ---
Total                     $142.6    100%    $144.9    100%    $160.8    100%
                          ======    ===     ======    ===     ======    ===

Europe

Revenue from our European customers increased by 5% in Fiscal 2007 from Fiscal 2006 due primarily to higher shipments of our foundry and legacy communication products, which accounted for revenue increases of approximately 10% and 2%, respectively. These improvements were partially offset by lower shipments of our medical ASIC products, which accounted for a decrease of approximately 6%.

Revenue from our European customers decreased by 9% in Fiscal 2006 from Fiscal 2005 due primarily to lower shipments of our industrial wireless products.

Asia/Pacific

Our revenue in the Asia/Pacific region decreased by 12% in Fiscal 2007 compared to Fiscal 2006 due mainly to lower sales volumes of our telecom networking products.

Revenue in this region increased by 6% in Fiscal 2006 compared to Fiscal 2005 due primarily to higher sales volumes of our telecom networking, timing and optical products, which accounted for increases of approximately 4%, 3%, and 3%, respectively. These increases were partially offset by lower shipments of our voice processing and foundry products, which accounted for decreases of 2% and 2%, respectively.

United States

Our revenue in the United States increased by 7% in Fiscal 2007 from Fiscal 2006 primarily due to higher sales volumes of our industrial wireless and medical ASIC products, which accounted for increases of approximately 5% and 4%, respectively. These improvements were partially offset by decreased shipments of our legacy communications products, which accounted for a decrease of approximately 3%.

Our revenue in the United States decreased by 22% in Fiscal 2006 from Fiscal 2005 primarily due to lower sales volumes of our telecom networking, consumer wireless, industrial wireless and foundry products, which accounted for declines of approximately 7%, 5%, 5%, and 3%, respectively.

Canada

Our Canadian revenue decreased by 25% in Fiscal 2007 from Fiscal 2006, and by 13% in Fiscal 2006 from Fiscal 2005. The declines in both periods were due primarily to lower shipments of our telecom networking products.

Other Regions

Our revenue from other regions decreased by 10% in Fiscal 2007 compared with Fiscal 2006 due primarily to decreased shipments of our foundry products, partially offset by higher shipments of our telecom networking products.

Our revenue from other regions decreased by 47% in Fiscal 2006 compared with Fiscal 2005 due mainly to lower shipments of our consumer wireless products, partially offset by increased shipments of our foundry products.

Gross Margin

                                                2007         2006         2005
                                                --------------------------------
Gross margin                                    $74.4        $72.8        $74.8
As a percentage of revenue                        52%          50%          47%

Our gross margin as a percentage of revenue was 52% for the year ended March 30, 2007, an increase of two percentage points from Fiscal 2006 and an increase of five percentage points from Fiscal 2005. Improvements in Fiscal 2007 as compared to Fiscal 2006 were due mainly to a more favorable product mix in Fiscal 2007. Gross margin in Fiscal 2007 was unfavorably impacted by severance costs of $0.6, as compared to $0.4 in the previous period. Improvements in Fiscal 2006 as compared to Fiscal 2005 were driven primarily by lower inventory obsolescence charges, as Fiscal 2005 margins were adversely impacted by an inventory obsolescence charge of $2.7 in the fourth quarter related primarily to the write down of legacy products. Gross margin was also adversely impacted in Fiscal 2005 by severance costs of $2.5.

Operating Expenses

Research and Development (R&D)

                                                  2007        2006        2005
                                                 ------------------------------
R&D expenses - gross                             $40.5       $41.4       $54.7
Less:  NRE and government assistance              (7.8)       (3.9)       (2.0)
                                                 ------------------------------
R&D expenses                                     $32.7       $37.5       $52.7

As a percentage of revenue                         23%         26%         33%

Our R&D expenses decreased by 13%, or $4.8, in Fiscal 2007 from Fiscal 2006. The decrease in Fiscal 2007 resulted primarily from higher reimbursement of development costs and government assistance in Fiscal 2007, and lower design tool costs. These cost reductions were partially offset by severance of $1.0 incurred in Fiscal 2007, as compared to a recovery of $0.1 in the previous year.

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

During Fiscal 2007, we entered into an agreement with the Government of Canada through Technology Partnerships Canada, which will provide partial funding for one of our research and development projects. This agreement will provide funding for reimbursement of up to $6.2 ($7.2 million Cdn) of eligible expenditures. During the year ended March 30, 2007, we recorded government assistance of $1.7 related to this agreement, which resulted in reducing our research and development expenses by this amount in the period.

Our R&D activities focused on the following areas:

o Ultra low-power integrated circuits and modules supporting short-range wireless communications for healthcare applications such as implantable medical devices, swallowable camera capsules, and personal area communications devices;

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

o Parallel optical modules for high speed, short reach interconnect applications, providing customers with lower power consumption, more compact, more effective, and denser fiber optic interconnect solutions; and

o     Optoelectronic     physical-layer    integrated    circuits,     providing
      communications systems customers with the ability to implement and easily manage high capacity, lower-power fiber-optic interconnect links.

Selling and Administrative (S&A)

                                                 2007        2006         2005
                                                --------------------------------
S&A expenses                                    $37.6        $35.6        $47.4
As a percentage of revenue                        26%          25%          29%

Our S&A expenses in Fiscal 2007 increased by 6% or $2.0, as compared to Fiscal 2006. Higher expenses were attributed primarily to higher corporate governance costs, as we were required to comply with Section 404 of the Sarbanes-Oxley act beginning in Fiscal 2007. We also had higher costs to operate our facilities as compared to the previous year. These expense increases were partially offset by lower severance, as we incurred severance of $1.0 in Fiscal 2006 as compared to a recovery of $0.1 in Fiscal 2007.

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

Stock Compensation Expense

Effective April 1, 2006, at the beginning of Fiscal 2007, we adopted SFAS 123R, Share-Based Payment, and began expensing the fair value of stock-based awards to employees under the provisions of SFAS 123R. Prior to this date, we recorded stock compensation expense using the intrinsic value method. Under this method, fixed stock compensation expense is recorded in instances where the option exercise price is set lower than the market price of the underlying stock at the date of grant. Fixed stock compensation cost is amortized to expense over the vesting period of the underlying option award. On March 20, 2006, we accelerated all stock options with exercise prices equal to or greater than Cdn $4.00 and U.S. $3.48 per share. The accelerations resulted in eliminating our stock compensation expense in future years related to these options. As a result of adopting SFAS123R in Fiscal 2007, we recorded stock compensation expense of $1.4 for the year ended March 30, 2007.

Stock compensation expense in Fiscal 2007 was recorded as follows:

           Selling and administrative                 $1.2
           Research and development                    0.1
           Cost of revenue                             0.1
                                                      ----
                                                      $1.4
                                                      ====

During  Fiscal  2006,  we recorded  stock  compensation  expense of $0.1 (2005 -
$0.1).  The  stock  compensation  expense  in Fiscal  2006  related  to  expense triggered upon the modification of stock options awarded to an employee within our RF Front-End Consumer business. This expense was recorded as a component of discontinued operations. The stock compensation expense in Fiscal 2005 represented the amortization of the fair value of stock options awarded to a former employee, and was recorded as a component of S&A expense.

We adopted the provisions of SFAS 123R using the modified prospective approach, and thus have not restated our prior period results.

As at March 30, 2007, total unrecognized compensation cost related to nonvested awards was $5.1, and the weighted-average period over which this expense is expected to be recognized is approximately three years. Our stock compensation expense in future periods will be impacted by many variables and thus is expected to fluctuate based on factors including number of options granted, share prices, option prices, share price volatility, the risk free interest rate, and expected option lives.

Contract Impairment and Other

We recorded contract impairment and other costs of $1.1 in Fiscal 2007 (2006 - $5.7; 2005 - $1.3).

In Fiscal 2007, as a result of the sale of the assets of our packet switching product line, which is discussed elsewhere in this Item 5, we closed our leased facility in Irvine, California. We recorded a charge of $0.5 in contract impairment and other related to idle space under lease contract for this facility, and an additional $0.1 due to a change in estimated lease costs for idle and excess space from exit activities implemented and completed in prior years. We also recorded $0.5 of additional contract settlement costs related to our defined benefit pension plan in the U.K. This plan was wound up in Fiscal 2003, however in Fiscal 2007 we received a final assessment of the individual employee liabilities provided by the plan administrator. We do not expect to incur additional costs related to this contract settlement.

During Fiscal 2006, we performed a review of the usage of our software design tools. As a result of this review, we recognized an impairment on design tools no longer in use of $5.4. In addition, we recorded an expense of $0.3 resulting from a change in estimated lease costs for idle and excess space from exit activities implemented and completed in prior years.

During Fiscal 2005, we recorded a charge of $1.3 related to excess space under lease contract in the United Kingdom and Canada.

Asset Impairment

During Fiscal 2005, as a result of the workforce reduction activities implemented during the fiscal year, which are discussed elsewhere in this Item 5, we performed an evaluation of the net realizable value of certain assets. As a result of this evaluation, we recorded an impairment charge of $2.7 related primarily to testing equipment.

Acquisition of Business and Intangible Assets

On May 19, 2006, we acquired the assets and intellectual property comprising the optical I/O (in/out) business of Primarion, Inc. (Primarion) for $7.1 in cash, including $0.1 of direct transaction costs. The acquisition is expected to enable us to provide optical solutions that combine our existing technology with Primarion's products. The acquisition was accounted for in accordance with SFAS 141, Business Combinations.

The purchase price was allocated as follows:

Accounts receivable                       $0.2
Inventories                                0.2
Fixed assets                               1.0
Proprietary technology                     0.6
Customer relationships                     0.8
Non-competition agreements                 0.5
Goodwill                                   3.8
                                          ----
Total purchase price                      $7.1
                                          ====

Tangible assets were recorded at fair value. Intangible assets were identified and valued through an analysis of data provided by Primarion and ourselves concerning target markets, the stage of product development, the anticipated timing of development of next generation versions of products, expected revenue generation, and risk factors. Proprietary technology was valued using both a cost method and the relief from royalty method. The relief from royalty method quantifies the benefit to the company on the basis that the company is relieved from paying royalties for the continued use of the assets. Customer relationship assets were valued using the excess earnings approach. This method measures the benefit to the company which exceeds an appropriate rate of return on the assets. The non-competition agreements were valued at fair value. Approximately $2.9 of the goodwill is expected to be deductible for tax purposes.

The acquired intangible assets are being amortized on a straight-line basis over their weighted-average useful lives as follows:

Proprietary technology                 4 years
Customer relationships                 10 years
Non-competition agreements             3 years
Total                                  6 years

In accordance with SFAS 142, Goodwill and Other Intangible Assets, goodwill is not amortized, however will be reviewed annually for impairment, or more frequently if impairment indicators arise.

The following table summarizes the intangible asset values as at March 30, 2007:

                          Proprietary      Customer      Non-competition
                          Technology     Relationships     agreements      Total
                          ----------     -------------   ---------------   -----
Cost                         $0.6            $0.8            $0.5          $1.9
Less: Accumulated
  amortization               (0.1)           (0.1)           (0.1)         (0.3)
                             ----            ----            ----          ----
Net intangible assets        $0.5            $0.7            $0.4          $1.6
                             ====            ====            ====          ====

Our results of operations in Fiscal 2007 include transactions resulting from the acquired business subsequent to the acquisition date. Pro forma results of operations of the acquired business have not been presented as they are not material to our results of operations.

Gain on Sale of Business

On October 25, 2006, we sold the assets of our packet switching product line to Conexant Systems Inc. (Conexant), for cash and other consideration, including a cash payment at closing of $5.0, and additional amounts contingently owing based on revenue performance of the product line over the next two years. If Conexant's revenue from sales in this product line exceed certain revenue targets, then Conexant is required to pay us up to $2.5 of additional consideration.

We have recorded a gain on sale of business of $4.1 related to this transaction in Fiscal 2007. On the date of the sale, we determined that there was uncertainty surrounding whether the revenue targets will be met. As such, we did not include the contingent consideration as part of the sale proceeds. We will record the contingent consideration, if any, as a component of the gain on sale of business in the periods that the revenue targets are met.

The following table shows the carrying value of the assets which were included as assets held for sale as at March 31, 2006:

Inventories                                     $0.3
Fixed assets                                     0.1
                                                ----
Total assets                                    $0.4
                                                ====

The following table shows the cash flows from investing activities for the Fiscal year ended March 30, 2007, related to the sale of the assets of the packet switching product line:

Proceeds on sale                                $ 5.0
Payment of transaction and other costs           (0.3)
                                                ------
Proceeds from sale - net                        $ 4.7
                                                ======

In addition, during Fiscal 2002, we sold our wafer fabrication facility in Plymouth, U.K., as well as certain intellectual property and related foundry businesses to companies controlled by X-FAB Semiconductor Foundries AG (X-FAB) of Erfurt, Germany for $30.0, represented by $12.0 in cash on closing and a note of $18.0 repayable over three years. At the time of the sale, the gain on sale was deferred and netted against the carrying value of the note receivable. We recognized the gain as payments were made on the note receivable, and accordingly recognized a gain on sale of business of $1.9 in Fiscal 2006 (2005 - $15.9).

Other Non Operating Income and Expense

Interest Income

Our interest income was $5.4 for the year ended March 30, 2007, as compared to $2.5 in Fiscal 2006 and $1.1 in Fiscal 2005. The increase was mainly due to higher interest rates in each of these years, as well as increased cash balances commencing in the third quarter of Fiscal 2006 resulting from the cash proceeds received upon sale of the RF Front-End Consumer Business.

Foreign Exchange Gains and Losses

Our foreign exchange gains in Fiscal 2007 were $0.1, as compared to gains of $1.1 and losses of $1.3 in Fiscal 2006 and 2005, respectively. We record net gains and losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, and according to month-end market rates. Historically we have held restricted cash and cash equivalents in U.S. dollars to secure letters of credit related to our pension plan in Sweden. During Fiscal 2006, we changed our investment strategy to secure our Swedish pension liability by directly pledging cash denominated in Swedish Krona. The Swedish pension liability of $15.3 is comprised of $14.1 (98.7 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $1.2 as determined under the U.S. GAAP provisions of SFAS 87, Employers' Accounting for Pensions. This change in investment strategy has acted as a natural hedge against foreign exchange movements on the pension liability in Sweden. As a result, our exposure to foreign exchange gains and losses on this liability has been mitigated.

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

Our income tax recovery in Fiscal 2007 was $3.2, compared with $2.5 in Fiscal 2006 and $0.5 in Fiscal 2005. $1.9 of the recovery in Fiscal 2007 relates to the closure of past tax audits during the year, which resulted in additional tax refunds and the release of previously booked provisions. An additional $1.3 of the recovery in Fiscal 2007 relates to deferred tax benefits, which we expect to realize in the future.

During Fiscal 2006, audits related to our 2001 Canadian federal tax return were substantially completed. Based on the results of these audits and our periodic review of the provision, we recorded a recovery of taxes related to items settled or closed during the year. This recovery was partially offset by an increase in our tax provision for estimated additional costs expected to be incurred to settle outstanding issues relating to fiscal years still subject to audit. These adjustments resulted in a net recovery of $0.5. In addition, during Fiscal 2006, we sold our RF Front-End Consumer business in the U.K. In accordance with the provisions of SFAS 109, Accounting for Income Taxes, as a result of losses incurred in the U.K. in the latter part of the year, we recorded a tax benefit of $2.1 from continuing operations. An offsetting expense of $2.1 was recorded against the gain realized on discontinued operations. We have also recorded a provision for income taxes related to our estimate of tax expense on the gain. The remaining provision recorded in Fiscal 2006 relates to federal minimum taxes and taxes payable in foreign jurisdictions.

The tax recovery in Fiscal 2005 was due primarily to recoveries on refunds we received during the year. In addition, we changed our estimates of future tax recoveries and probable outcomes on historical tax filings based on settlement of audits, passage of time, and tax losses accumulated during our most recent fiscal years.

In Fiscal 2007, our effective tax rate was lower than the 35% domestic tax rate due to refunds received on settlement of past audits and the release of previously booked provisions. In Fiscal 2006, our effective tax rate was higher than the 35% domestic tax rate due to recoveries from provisions released and the impact of tax recoveries booked on continuing operations, partially offset by income tax expense booked in discontinued operations as a result of the sale of our RF Front-End Consumer Business. In Fiscal 2005, our effective tax rate was a recovery of 3%. This rate was lower than the 35% domestic tax rate due to unrecorded temporary differences and losses incurred during the year net of the recoveries discussed above.

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable losses and uncertainties relating to future taxable income in the periods in which the deferred tax assets may be utilized, we have established a valuation allowance at the end of Fiscal 2007 of $193.5 (2006 - $193.6). The increase in the valuation allowance relates mainly to foreign exchange and investment tax credits earned, partially offset by changes in temporary differences in our domestic operations, and by the utilization of losses and temporary differences in our foreign operations.

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

The following table shows the results of the RF Front-End Consumer Business which are included as discontinued operations:

                                                     2007    2006      2005
                                                     -----------------------
Revenue                                              $ --    $34.1     $53.4
                                                     -----------------------
Operating loss from discontinued operations            --     (6.8)     (7.7)
Gain on disposal, net of tax of $3.9                   --     53.6        --
                                                     -----------------------
Income (loss) from discontinued operations           $ --    $46.8     $(7.7)
                                                     =======================

During Fiscal 2006, a provision for income taxes was recorded related to our estimate of the tax expense on the gain. When we perform future assessments of this liability, adjustments to this estimate could occur, which could increase or decrease the tax expense. Such adjustments could be material.

The following table shows the cash flows from investing activities in Fiscal 2006 related to the sale of the RF Front-End Consumer Business:

Proceeds on sale                                $68.0
Payment of transaction and other costs           (2.3)
                                                -----
Proceeds on sale - net                          $65.7
                                                =====

Net Income (Loss)

We recorded net income of $15.8, or $0.11 per share in Fiscal 2007, as compared to $48.8, or $0.36 per share in Fiscal 2006. We reported a net loss of $20.8, or $0.18 per share in Fiscal 2005. The net income in Fiscal 2007 included a gain on sale of business of $4.1 and income tax recovery of $3.2 which are discussed elsewhere in this Item 5. We also benefited in Fiscal 2007 from lower operating expenses and contract impairment and other costs as compared to Fiscal 2006. The net income in Fiscal 2006 was primarily attributed to income from discontinued operations of $46.8 resulting from the sale of the RF Front-End Consumer Business, as well as an income tax recovery of $2.5, both of which are discussed elsewhere in Item 5. The net loss in Fiscal 2005 was attributable primarily to low revenue caused by the prolonged downturn in the semiconductor industry in addition to severance costs, contract and asset impairments and other restructuring charges discussed elsewhere in Item 5. The Fiscal 2005 net loss was reduced by a gain on sale of business resulting from payments received on a note receivable.

Common Shares Outstanding

As  at  June  1,  2007,  there  were   127,345,682   Common  Shares  of  Zarlink
Semiconductor Inc., no par value, issued and outstanding.

B.    Liquidity and capital resources

Our principal source of liquidity as at March 30, 2007, was cash, cash equivalents, and short-term investments totaling $114.6 (2006 - $115.3). Included in these amounts as at March 30, 2007, were cash and cash equivalents of $111.3 (2006 - $90.7), and short-term investments of $3.3 (2006 - $24.6).

Operating Activities

Cash generated from operating activities during Fiscal 2007 was $4.8 as compared to $0.5 during Fiscal 2006.

Cash flow generated from operations before changes in working capital was $16.6 during Fiscal 2007 compared to cash flow generated from operations of $3.6 during Fiscal 2006. Our cash flows from operations improved during Fiscal 2007 due mainly to improved operating results during the period.

Since March 31, 2006, our non-cash working capital, as reflected in the consolidated statements of cash flows, decreased by $11.8, mostly due to the following:

o a reduction of payables and accrued liabilities of $9.4 due primarily to amounts paid to Intel of approximately $5.7 in conjunction with a transitional service agreement following the sale of our RF Front-End Consumer Business, and a reduction in our provisions for exit activities due mainly to a payment on a design tool contract;

o an increase in accounts receivables due in part the timing of sales and collections during the periods, and due to amounts owing under a foundry supply and wafer sourcing agreement; and

o an increase in inventories of $1.6 due mainly to accommodate changes in customer order patterns, as in Fiscal 2007, we have seen a trend whereby certain customers are starting to request shorter time periods between order placement and product shipment;

partially offset by

o a decrease in prepayments of $2.4 due mainly to the timing of payments on software design tool contracts.

In comparison, our non-cash working capital decreased by $3.1 during Fiscal 2006, mostly due to the following:

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

o an increase in inventories of $1.6 due mainly to accommodate shipments in the first quarter of Fiscal 2007; and

o an increase in prepayments of $1.4 due mainly to the timing of payments on software design tool contracts;

partially offset by

o a decrease in trade and other accounts receivable of $7.3 due mainly to lower revenue during the fourth quarter of Fiscal 2006 resulting from the sale of our RF Front-End Consumer Business, as well as the timing of both shipments and customer payments within the period.

Investing Activities

Cash provided from investing activities was $16.9 for the year ended March 30, 2007, compared to cash provided of $81.5 during Fiscal 2006. The net cash inflow from investing activities during Fiscal 2007 included the following:

o     the maturity of short-term investments totaling $24.6; and

o     Net proceeds on the sale of our packet switching product line of $4.7;

partially offset by

o     the acquisition of the Primarion business for $7.1;

o     the purchase of short-term investments totaling $3.3; and

o expenditures for fixed assets of $2.1, primarily related to improvements to information technology resources.

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

In conjunction with the sale of the Systems Business in Fiscal 2001, we obtained ownership of 10,000,000 common shares of Mitel. In Fiscal 2002, we acquired a put right on these shares as a result of conditions obtained by a new investor in Mitel. On May 10, 2006, Mitel filed a registration statement with the SEC and a preliminary prospectus with Canadian securities regulators in preparation for an initial public offering. On July 14, 2006, we, along with other investors, agreed to postpone our put right in Mitel shares from September 1, 2006 to May 1, 2007. On April 26, 2007, Mitel announced a proposed merger agreement with Inter-Tel (Delaware) Incorporated (Inter-tel). In contemplation of Mitel's proposed merger transaction with Inter-Tel, and Mitel's related refinancing arrangements, we and other put right holders have agreed to amend our put rights. On May 30, 2007, our put right was amended to provide that between May 2, 2007, and November 1, 2007, we will only exercise our put right at a price of $1.29 per share if and when the proposed merger transaction and related refinancing by Mitel closes. If the merger transaction has not been completed on or prior to November 1, 2007, our put right is exercisable for 90 days following November 2, 2007, at a price of $2.69 (Cdn$2.85) per share, which represents the original put right price and exercise period. Our put right continues to be only exercisable in conjunction with, or upon agreement with, Mitel's other put right holders. If the put rights were to be exercised, we would not have first payment priority as other secured liability holders and other put right holders have priority in payment over us. We also understand that, as of June 1, 2007, Mitel had insufficient funds to satisfy both its secured liabilities and obligations to all put holders. We therefore estimate the current fair value of our put right to be nil. However, if Mitel is able to close the proposed merger transaction and related refinancing within the specified time period, we may be able to realize a fair value of $12.9 for our shares in Mitel. We continue to carry the Mitel shares on our books at no value, therefore any proceeds received on the sale of this investment would result in both a gain on sale of investments, and a cash inflow in the period of the sale.

Financing Activities

Cash used in financing activities during Fiscal 2007 totaled $1.7. The cash outflow was primarily the result of the following:

o     the payment of $2.2 for dividends on the preferred shares;

partially offset by

o     a decrease in restricted cash and cash equivalents of $0.7.

Cash used in financing activities during Fiscal 2006 totaled $4.4. The cash outflow was primarily the result of the following:

o     the payment of $2.7 for dividends on the preferred shares; and

o     the repurchase of $1.6 of our redeemable preferred shares.

We pay quarterly dividends on our preferred shares of $0.43 (Cdn$0.50) per share. Subject to foreign exchange rate fluctuations, we expect to pay approximately $2.2 in dividends in Fiscal 2008. We are also required to make reasonable efforts to purchase 22,400 preferred shares in each calendar quarter at a price not exceeding $21.68 (Cdn$25.00) per share plus costs of purchase. If the market price of the shares falls below this price, we expect to repurchase approximately $1.9 of preferred shares in Fiscal 2008.

In addition to our cash, cash equivalents and short-term investment balances, we have credit facilities of $1.6 (U.S. $0.3 and Cdn $1.5) available for letters of credit. As at June 30, 2006, we had credit facilities of $11.3 (U.S. $10.0 and Cdn $1.5) available for letters of credit. During the second quarter of Fiscal 2007, we consolidated our banking agreements and removed credit facilities which were no longer in use. Accordingly, we decreased our U.S. facility from $10.0 to $0.3. As at March 30, 2007, we had used $1.3 of our credit facilities, and accordingly we had unused facilities of $0.3 available for letters of credit. The outstanding letters of credit included the following:

o     $1.1 related to our Supplementary Executive Retirement Plan (SERP); and

o $0.2 to secure certain obligations for office lease arrangements and custom bonds.

As at March 30, 2007, cash and cash equivalents totaling $0.3 were pledged under the credit facilities to cover outstanding letters of credit related to the office lease arrangement and custom bonds. In addition, we have pledged $14.3 (99.8 million Swedish Krona) in restricted cash and cash equivalents to secure our pension liability of $15.3 in Sweden. The Swedish pension liability is comprised of $14.1 (98.7 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $1.2 as determined under the U.S. GAAP provisions of SFAS 87, Employers' Accounting for Pensions.

While we have already pledged $14.3 of cash to secure the Swedish pension liability, we also have the option to purchase insurance to fully fund this pension liability in the future. If we were to fully fund this pension plan, we would have no further obligations under the plan. In order to fully fund this pension plan, we would be required to pay a premium equivalent to the net present value of the interest costs that would otherwise accrue in the future. The decision to fully fund the pension plan would result in an expense, and cash outflow, equivalent to this premium, which could materially affect our results of operations in that period.

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

Our R&D programs are primarily directed at developing intellectual property in the areas of IC and optical process development, communications ICs, optoelectronic components, and ultra low-power semiconductors. Our R&D expense amounted to $32.7 in Fiscal 2007, as compared to $37.5 and $52.7 in Fiscal 2006 and Fiscal 2005, respectively.

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

We maintain product design centers in Ottawa, Canada; Jarfalla, Sweden; San Diego and Phoenix in the United States; Caldicot, Swindon, and Plymouth in the United Kingdom; and Rotterdam in the Netherlands.

Refer also to Item 5A - Operating Results.

D.    Trend information

Refer to Item 5A - Operating Results, for a discussion of our most significant recent trends in production, sales and inventory.

E.    Off-balance sheet arrangements

Performance Guarantees

Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. We have an outstanding performance guarantee related to a managed services agreement (project agreement) undertaken by the Communications Systems business (Systems), which is now operated as Mitel Networks Corporation (Mitel). We continue to guarantee performance under the project agreement following the sale of the Systems business. The project agreement and performance guarantee extend until July 31, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments we could be required to make under the guarantee at June 1, 2007, was $39.6 (20.0 million British pounds), assuming we are unable to secure the completion of the project. We are not aware of any factors that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, we believe that an alternate third-party contractor could be secured to complete the agreement requirements. We have not recorded a liability in our consolidated financial statements associated with this guarantee.

In connection with the sale of the Systems business, we provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at June 1, 2007, we do not expect these tax indemnities to have a material impact on our financial statements.

We periodically enter into agreements with customers and suppliers that include limited intellectual property indemnifications that are customary in our industry. These guarantees generally require that we compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to our customers and suppliers. Historically, we have not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

Supply Agreements

We have wafer supply agreements with three independent foundries, which expire from Fiscal 2008 to 2011. Under these agreements, the suppliers are obligated to provide certain quantities of wafers per year. None of the agreements have minimum unit volume purchase requirements. These agreements are typically renewed prior to their expiry dates, or automatically renew for a specified period under the existing terms and conditions unless either party provides notification of these changes to the other party.

F.    Tabular disclosure of contractual obligations

The following tables provide a summary of the effect on liquidity of our contractual obligations as of March 30, 2007:

                                              Payments Due by Period
                                   ---------------------------------------------
                                           Less than  1 - 3     4 - 5  More than
Contractual Obligations            Total    1 year    years     years  5 years
                                   ---------------------------------------------
Operating Leases (1)               $22.1     $6.2     $14.8     $1.1    $ --
Purchase Obligations (2)             4.3      1.7       2.6       --      --
                                   ---------------------------------------------
Total Contractual Obligations      $26.4     $7.9     $17.4     $1.1    $ --
                                   =============================================

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

         As at March 30, 2007, we had commitments that expire as follows:

                                           Less than  1 - 3     4 - 5  More than
                                   Total    1 year    years     years  5 years
                                   ---------------------------------------------
Letters of Credit (3)              $ 1.3     $ 1.3     $ --     $ --    $ --
Guarantees (4)                      14.3      14.3       --       --      --
                                   ---------------------------------------------
Total Commercial Commitments       $15.6     $15.6     $ --     $ --    $ --
                                   =============================================

(3) Cash and cash equivalents of $0.3 have been hypothecated under our credit facility to cover these letters of credit, as discussed elsewhere in this
      Item 5.

(4) We have pledged $14.3 as security toward our Swedish pension liability as discussed elsewhere in this Item 5.

G.    Safe harbor

Forward-Looking Statements

Certain statements in this Annual Report on Form 20-F constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and of any applicable Canadian securities legislation, including the Securities Act (Ontario) that are based on current expectations, estimates and projections about the industries in which we operate, our beliefs, and assumptions. Words such as "expect", "anticipate", "intend", "plan", "believe", "seek", "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from results forecast or suggested in such forward-looking statements. Zarlink undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market acceptance of new products; our ability to successfully integrate future acquisitions; our dependence on our foundry suppliers and third-party subcontractors; our limited visibility of demand in our end markets, our ability to continue to operate profitably and generate positive cash flows in the future; and other factors referenced elsewhere in this Form 20-F.

Item 6 Directors, Senior Management and Employees

A.    Directors and senior management

The following table sets forth the name, age and position of each director and executive officer of the Company.

Name                        Age    Position held since    Positions

Andre Borrel(1)             70     July 23, 1998          Director

Dr. Adam Chowaniec          57     February 19, 2007      Director

Hubert T. Lacroix(2,3,4)    51     July 21, 1992          Director

J. Spencer Lanthier(2,3)    66     May 14, 2003           Director

Kirk K. Mandy(4)            51     July 23, 1998 (5)      Director, President
                                                          and Chief Executive
                                                          Officer

Jules Meunier (1,2)         51     July 31, 2002          Director

Dennis Roberson (1)         58     November 11, 2004      Director

Dr. Henry Simon(3,4)        76     July 21, 1992          Director and Chairman

Warner Andrews              45     August 14, 2006        Vice President,
                                                          Strategic Marketing
                                                          and Business
                                                          Development

Peter Burke                 56     June 12, 2001          Senior Vice President
                                                          and General Manager,
                                                          Network
                                                          Communications and
                                                          Chief Technology
                                                          Officer

Jeff Crocker                48     February 21, 2005      Senior Vice President,
                                                          Worldwide Sales

Anthony A.P. Gallagher      53     April 1, 2002          Senior Vice President,
                                                          Worldwide Operations

Name                        Age    Position held since    Positions

Donald G. McIntyre          59     October, 1998          Senior Vice President
                                                          Human Resources,
                                                          General Counsel
                                                          and Corporate
                                                          Secretary

Scott Milligan              46     May 19, 2003           Senior Vice President
                                                          Finance and Chief
                                                          Financial Officer

Stephen J. Swift            54     April, 2001           Senior Vice President
                                                          and General Manager,
                                                          Ultra Low
                                                          Power Communications

Dr. Stan Swirhun            52     June 9, 2005           Senior Vice President
                                                          and General Manager,
                                                          Optical Communications

(1)   Member of the Compensation and Human Resources Development Committee

(2) Member of the Audit Committee (established in accordance with the Canada Business Corporations Act)

(3)   Member of the Nominating and Corporate Governance Committee

(4)   Member of the Executive Committee

(5) Board member since July 23, 1998, President and Chief Executive Officer since February 16, 2005

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

Dr. Adam Chowaniec has been the Chairman and Chief Executive Officer of Amiga2 Corporation, a consulting and investment company, since 2002. Dr. Chowaniec was the founding Chief Executive Officer of Tundra Semiconductor Corporation on December 15, 1995 and served until December 2005. Dr. Chowaniec is also Chairman of the Board of Directors of Tundra Semiconductor Corporation, Chair of the Ontario Research and Innovation Council, and serves on numerous other boards of directors in Canada and the United States, including BelAir Networks, Liquid Computing Corporation, Gridway and Microbridge Corporations. Dr. Chowaniec is a member of the Natural Sciences and Engineering Council of Canada and has held advisory positions with the Ottawa Economic Development Corporation, the National Research Council's Industrial Research Assistance Program and the Ottawa Health Research Institute. He is also the vice-chair of the Museum of Nature's national fundraising campaign. He holds a Master's degree in Electrical Engineering from Queen's University (Canada), as well as both a Bachelor of Engineering and a Ph.D. from the University of Sheffield (England).

Mr. Hubert T. Lacroix has been Senior Advisor to Stikeman Elliott LLP (law firm) since May 5, 2003. He was a consultant to Telemedia Ventures Inc., a private investment company from May 5, 2003 until December 31, 2005. He is also an adjunct professor at the Faculty of Law of Universite de Montreal where he teaches securities and mergers & acquisitions courses. He was Executive Chairman of Telemedia Corporation from February 2000 to May 2003. Prior to that date, he was a partner with McCarthy Tetrault LLP (law firm) since 1984. He is Chairman of the Board and Audit Committee and Strategic Development Committee member of SFK Pulp Fund; is a Director of ITS Investments Limited Partnership and is a Director, the Chairman of the Human Resources Committee, and an Audit Committee member of Transcontinental Inc. In addition, he is a trustee of the Lucie and Andre Chagnon Foundation and a Director of their private holding company. He is also a Director of the Montreal General Hospital Foundation; a Trustee of the Martlet Foundation of McGill University and a Director of the Fonds de developpement of College Jean-de-Brebeuf. Mr. Lacroix received his Bachelor of Law degree from McGill University; was admitted to the Quebec Bar in 1977 and holds a Master of Business Administration degree from McGill University.

Mr. J. Spencer Lanthier has been a Management Consultant since his retirement in 1999 from KPMG Canada, where he had a long and distinguished career culminating in the position of Chairman and Chief Executive from 1993 until his retirement. A recipient of the Order of Canada, Mr. Lanthier is currently a member of the board and Chair of the Audit Committee of the TSX Group, Inc., Torstar Corporation, Emergis Inc., Gerdau Ameristeel Inc., Rona Inc., and Ellis Don Inc. He also serves as Chair of the Wellspring Cancer Support Organization. Educated at McGill University, Mr. Lanthier received an honorary Doctor of Laws degree from the University of Toronto in 2002.

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

Professor Dennis Roberson is Vice Provost, Executive Director and Research Professor with the Illinois Institute of Technology (IIT), where he established a new undergraduate business school focused on entrepreneurship and technology, a wireless research center (WiNCom), IIT's corporate relations initiative, and is developing research centers and business ventures in association with public and private sector partners. From April 1998 to April 2004, Professor Roberson was Executive Vice President and Chief Technical Officer of Motorola Inc. From 1971 to 1998, he held senior executive positions with NCR Corporation, AT&T, Digital Equipment Corp. (now part of HP), and IBM. Professor Roberson is a Director of Cleversave, LLC, Sequoia Communications and Sun Phocus Technologies LLC. He also serves on the U.S. FCC's (Federal Communications Commission) Technology Advisory Counsel, the Board of Directors of FIRST Robotics (for Inspiration and Recognition of Science and Technology), the National Advisory Council for the Boy Scouts of America, and as an international advisory panel member for the Prime Minister of Malaysia. He holds Bachelor of Science Degrees in Physics and Electrical Engineering from Washington State University, and a Master of Science in Electrical Engineering from Stanford University.

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

Mr. Warner Andrews was appointed Vice President, Strategic Marketing and Business Development in August 2006. Previously, Mr. Andrews owned and operated 290 Ventures, a consulting firm that advised clients on business formation, strategy, product management and marketing. From 2001 to 2004 Mr. Andrews was Vice President of Marketing with Picolight, a private company specializing in optical components and transceivers. Mr. Andrews also served in multiple positions at Conexant Systems Inc. including Vice President, Strategic Marketing for Network Access, and Vice President, Product Management for Broadband Systems.

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

Mr. Donald McIntyre was appointed Senior Vice President Human Resources, General Counsel and Corporate Secretary in October 1998. Mr. McIntyre served as Vice President, Human Resources, General Counsel and Corporate Secretary from 1991 to October 1998. Mr. McIntyre also served as a director of the Company from 1993 to 1996 and from 1998 to 2002. Mr. McIntyre joined the Company in 1987.

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

B.    Compensation

The aggregate compensation paid by the Company to its directors and executive officers for services rendered during Fiscal 2007 was $4,284,371. This amount includes salary, bonuses, severance payments, car allowances and other perquisites and excludes the amount set out below for pension, retirement and similar benefits paid to executive officers.

The aggregate amount set aside or accrued by the Company and its subsidiaries during Fiscal 2007 for the provision of pension, retirement and similar benefits to the directors and executive officers the Company as a group was $316,633, excluding adjustments for market value fluctuations related to the current year.

Information concerning compensation is incorporated by reference from the information set forth in the sections entitled "Executive Compensation" and "Employment Agreements" in our Management Proxy Circular for the Fiscal 2007 Annual and Special Shareholders Meeting.

C.    Board practices

Zarlink Semiconductor Inc. fully complies with National Policy 58-201 Corporate Governance Guidelines of the Canadian Securities Administrators and other applicable stock exchange and regulatory requirements. Although there are certain differences between the corporate governance practices of Zarlink, as a foreign private issuer, and those required of domestic companies under the New York Stock Exchange (NYSE) standards, we do not believe that any of these differences are significant. Further information on our corporate governance practices can be obtained on our website at http://ir.zarlink.com/corp_gov/, and in Schedule A to our Management Proxy Circular, which is Exhibit 15(b) to this Form 20-F.

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

The information concerning board practices is incorporated by reference from the information set forth in the sections entitled "Report of the Audit Committee", "Corporate Governance", "Report on Executive Compensation", and "Schedule A - Statement of Corporate Governance Practices" in our Management Proxy Circular for the Fiscal 2006 Annual and Special Shareholders Meeting.

See Item 6A for additional information regarding our directors.

D.    Employees

The following table shows Zarlink's total number of employees as at the end of each fiscal year:

                                           2007       2006         2005
                                           ----------------------------

       Canada                              167         180         191
       United Kingdom                      307         327         484
       Sweden                              115         137         159
       United States                        55          67          72
       Other                                33          36          56
                                           ----------------------------
       Total                               677         747         962

Zarlink considers the relationship with its employees to be good.

Certain of the Company's employees are covered by collective bargaining agreements or are members of a labor union.

In the United Kingdom, approximately 18 employees of Zarlink's Swindon operations are unionized. The unions representing the employees include the Transport and General Workers Union and AMICUS Union. Management considers the Company's relationship with the unions in the United Kingdom to be satisfactory.

In Sweden, three unions represent approximately 75 employees. The Metall Industriarbetarforbundet union represents approximately 12 production employees; the Svenska Industriarbetarforbundet union represents approximately 38 office professional employees; and the Civilingenjorsforbundet union represents approximately 25 other professional employees. It is common practice in Sweden for the national unions to negotiate minimum standards with the employer association, supplemented by additional terms negotiated by the local branches. Each agreement is for a term of three years and the current agreement expires on March 31, 2010. Management considers the Company's relationship with the unions in Sweden to be satisfactory.

E.    Share ownership

The following table shows the number of common shares and options to purchase common shares beneficially owned by each director and executive officer as of June 1, 2007.

===============================================================================================================================
                              Common shares           Percent         Options           Exercise
Name                      beneficially owned (1)      of Class       outstanding          Price                  Expiry Date
-------------------------------------------------------------------------------------------------------------------------------
Andre Borrel                      95,000                 (2)           20,000             $2.11                February 6, 2013
                                                                       20,000             $2.18                January 27, 2012
                                                                       20,000             $1.83               February 24, 2011
                                                                       20,000             $4.04                January 29, 2010
                                                                       20,000           CDN $5.10              February 6, 2009
                                                                       20,000           CDN $16.23             February 6, 2008
===============================================================================================================================

===============================================================================================================================
                              Common shares           Percent         Options           Exercise
Name                      beneficially owned (1)      of Class       outstanding          Price                  Expiry Date
-------------------------------------------------------------------------------------------------------------------------------
Dr. Adam Chowaniec                21,000                 (2)           20,000           CDN $2.47             February 19, 2013

Hubert T. Lacroix                107,528                 (2)           20,000           CDN $2.49              February 6, 2013
                                                                       20,000           CDN $2.51              January 27, 2012
                                                                       20,000           CDN $2.26             February 24, 2011
                                                                       20,000           CDN $5.36              January 29, 2010
                                                                       20,000           CDN $5.10              February 6, 2009
                                                                       20,000           CDN $16.23             February 6, 2008

J. Spencer Lanthier               70,000                 (2)           20,000           CDN $2.49              February 6, 2013
                                                                       20,000           CDN $2.51              January 27, 2012
                                                                       20,000           CDN $2.26             February 24, 2011
                                                                       20,000           CDN $5.36              January 29, 2010
                                                                       20,000           CDN $6.68                May 14, 2009

Kirk K. Mandy                    719,500                 (2)          450,000           CDN $2.49              February 6, 2013
                                                                      450,000           CDN $2.51              January 27, 2012
                                                                      750,000           CDN $2.26             February 24, 2011
                                                                      100,000           CDN $2.12              February 3, 2011
                                                                       20,000           CDN $5.36              January 29, 2010
                                                                       20,000           CDN $5.10              February 6, 2009
                                                                       20,000           CDN $16.23             February 6, 2008

Jules Meunier                     95,000                 (2)           20,000           CDN $2.49              February 6, 2013
                                                                       20,000           CDN $2.51              January 27, 2012
                                                                       20,000           CDN $2.26             February 24, 2011
                                                                       20,000           CDN $5.36              January 29, 2010
                                                                       20,000           CDN $5.10              February 6, 2009
                                                                       20,000           CDN $7.15               July 31, 2008

Dennis Roberson                   25,000                 (2)           20,000             $2.11                February 6, 2013
                                                                       20,000             $2.18                January 27, 2012
                                                                       20,000             $1.83               February 24, 2011
                                                                       20,000             $2.75               November 26, 2010

Dr. Henry Simon                  200,000                 (2)           20,000             $2.11                February 6, 2013
                                                                       20,000             $2.18                January 27, 2012
                                                                       20,000             $1.83               February 24, 2011
                                                                       20,000             $4.04                January 29, 2010
                                                                       20,000           CDN $5.10              February 6, 2009
                                                                       20,000           CDN $16.23             February 6, 2008

Warner Andrews                    11,392                 (2)          125,000             $2.11                February 6, 2013
                                                                      100,000             $2.29                August 14, 2012

Peter Burke                      239,053                 (2)          100,000           CDN $2.49              February 6, 2013
                                                                      125,000           CDN $2.51              January 27, 2012
                                                                       60,000           CDN $1.57               August 8, 2011
                                                                       60,000           CDN $2.26             February 24, 2011
                                                                       30,000           CDN $5.36              January 29, 2010
                                                                       30,000           CDN $5.10              February 6, 2009
                                                                       40,000           CDN $16.23             February 6, 2008
===============================================================================================================================

===============================================================================================================================
                              Common shares           Percent         Options           Exercise
Name                      beneficially owned (1)      of Class       outstanding          Price                  Expiry Date
-------------------------------------------------------------------------------------------------------------------------------
Jeff Crocker                     293,250                 (2)          125,000             $2.11                February 6, 2013
                                                                      125,000             $2.18                January 27, 2012
                                                                      200,000             $1.83               February 24, 2011

Anthony A.P. Gallagher           327,207                 (2)          125,000             $2.11                February 6, 2013
                                                                      125,000             $2.18                January 27, 2012
                                                                       80,000             $1.83                February 24,2011
                                                                      100,000             $4.04                January 29, 2010
                                                                       50,000           CDN $5.10              February 6, 2009
                                                                       50,000           CDN $16.23             February 6, 2008

Donald G. McIntyre               290,266                 (2)          125,000           CDN $2.49              February 6, 2013
                                                                      125,000           CDN $2.51              January 27, 2012
                                                                       60,000           CDN $1.57               August 8, 2011
                                                                       80,000           CDN $2.26             February 24, 2011
                                                                       50,000           CDN $5.36              January 29, 2010
                                                                       35,000           CDN $5.10              February 6, 2009
                                                                       40,000           CDN $16.23             February 6, 2008

Scott Milligan                   279,196                 (2)          125,000           CDN $2.49              February 6, 2013
                                                                      125,000           CDN $2.51              January 27, 2012
                                                                       80,000           CDN $2.26             February 24, 2011
                                                                       80,000           CDN $5.36              January 29, 2010
                                                                       50,000           CDN $6.53                May 19, 2009

Stephen J. Swift                 279,054                 (2)          125,000             $2.11                February 6, 2013
                                                                      125,000             $2.18                January 27, 2012
                                                                       80,000             $1.83               February 24, 2011
                                                                      100,000             $4.04                January 29, 2010
                                                                       35,000           CDN $5.10              February 6, 2009
                                                                       40,000           CDN $16.23             February 6, 2008
                                                                       17,000           CDN $14.36              June 13, 2007

Stan Swirhun                     170,697                 (2)           125,000            $2.11                February 6, 2013
                                                                       125,000            $2.18                January 27, 2012
                                                                       150,000            $1.31                  June 9, 2011
===============================================================================================================================

(1) Common shares beneficially owned include options currently exercisable or exercisable within sixty days by the party indicated. These holdings include stock options currently exercisable or exercisable within 60 days by: Mr. Borrell - 75,000; Mr. Lacroix - 75,000; Mr. Lanthier - 55,000; Mr. Mandy - 597,500; Mr. Meunier - 75,000; Professor Roberson - 25,000; Dr. Simon - 75,000; Mr. Burke - 176,250; Mr. Crocker -131,250; Mr. Gallagher - 271,250; Mr. McIntyre - 211,250; Mr. Milligan - 201,250; Mr. Swift -
      263,250; Dr. Swirhun - 68,750.

(2)   Represents less than 1% of the class.

Item 7 Major Shareholders and Related Party Transactions

A.    Major shareholders

The information concerning major shareholders is incorporated by reference from the information set forth in the section entitled "Voting Shares and Principal Holders Thereof" in our Management Proxy Circular for the Fiscal 2007 Annual and Special Shareholders Meeting.

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

Pursuant  to  the  terms  of  the  Cdn$2.00  Cumulative  Redeemable  Convertible
Preferred Shares, 1983 R&D Series (Preferred Shares - R&D Series), the Company will not be permitted to pay any dividends on common shares unless all dividends accrued on the preferred shares have been declared and paid or set apart for payment. See also Note 14 to the Consolidated Financial Statements in Item 18.

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

Item 9 The Offer and Listing

A.    Offer and listing details

Our shares are traded on The New York Stock Exchange and The Toronto Stock Exchange.

The annual high and low market prices for the five most recent fiscal years are as follows:

New York Stock Exchange
(U.S. Dollars)

                                    -------------------
Fiscal Year                          High         Low
                                    -------------------

2003                                10.05         1.18
2004                                 5.76         2.60
2005                                 4.47         1.59
2006                                 2.95         1.22
2007                                 2.87         1.97

Toronto Stock Exchange
(Canadian Dollars)

                                    -------------------
Fiscal Year                          High         Low
                                    -------------------

2003                                15.95         1.98
2004                                 7.94         3.40
2005                                 5.88         1.94
2006                                 3.42         1.50
2007                                 3.35         2.21

The high and low sales prices for each quarter of the last two fiscal years are as follows:

New York Stock Exchange
(U.S. Dollars)

                                           2007                       2006
                                    ------------------       -------------------
Fiscal Quarter                       High         Low          High         Low
                                    ------------------       -------------------

1st Quarter                          2.87         1.97         1.65         1.22
2nd Quarter                          2.37         2.01         1.52         1.26
3rd Quarter                          2.49         1.97         2.08         1.30
4th Quarter                          2.41         1.99         2.95         2.02

Toronto Stock Exchange
(Canadian Dollars)

                                           2007                       2006
                                    ------------------       -------------------
Fiscal Quarter                       High         Low          High         Low
                                    ------------------       -------------------
1st Quarter                          3.35         2.21         2.05         1.50
2nd Quarter                          2.70         2.24         1.87         1.53
3rd Quarter                          2.82         2.25         2.44         1.50
4th Quarter                          2.84         2.33         3.42         2.36

The high and low market prices for each fiscal month for the most recent six fiscal months are as follows:

New York Stock Exchange
(U.S. Dollars)

                                    ------------------
Month                                High         Low
                                    ------------------

December 2006                        2.23         1.97
January 2007                         2.41         2.06
February 2007                        2.15         2.01
March 2007                           2.17         1.99
April 2007                           2.22         2.08
May 2007                             2.20         1.76

Toronto Stock Exchange
(Canadian Dollars)

                                    -------------------
Month                                High         Low
                                    -------------------

December 2006                        2.59         2.25
January 2007                         2.84         2.45
February 2007                        2.50         2.35
March 2007                           2.53         2.33
April 2007                           2.48         2.36
May 2007                             2.45         1.87

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

C.    Material contracts

On October 7, 2005, Zarlink entered into an agreement with Intel Corporation and Intel Corporation (UK) Limited, to sell the assets of Zarlink's RF Front-End Consumer Business, for approximately $68.0 in cash and $2.0 related to employee retention bonus payments. The assets sold consisted primarily of intellectual property and other intangible assets, inventories, and equipment. In addition, approximately 70 employees of Zarlink's RF Front-End Consumer business transferred to Intel Corporation (UK) Limited as a result of this agreement. The transaction was completed on November 15, 2005. This agreement has been filed as
Exhibit 4.9 to this Form 20-F.

Refer to the section entitled "Executive Compensation" in our Management Proxy Circular for the Fiscal 2007 Annual and Special Shareholders Meeting for information concerning executive employment contracts. Management considers all other contracts to which the Company is a party in the most recent two years to be in the ordinary course of business.

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

E.    Taxation

The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our common and preferred shares (shares) and no opinion or representation with respect to the Canadian or United States federal, state, provincial, local or other income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the federal, state, provincial, local and foreign tax consequences of purchasing, owning and disposing of Zarlink's shares in respect of their own circumstances.

Material Canadian Federal Income Tax Considerations

The following section of the summary is applicable to a holder of shares who, for the purposes of the Income Tax Act (Canada) (Tax Act) and the Canada-US Income Tax Convention (Tax Treaty), at all relevant times, (i) is a resident of the United States, (ii) is not, and is not deemed to be, a resident of Canada,
(iii) does not, and is not deemed to, use or hold the shares in, or in the course of, carrying on a business in Canada, and (iv) will hold the shares as capital property, (v) deals at arm's length with, is not and will not be affiliated with Zarlink, (vi) is not a foreign affiliate of a taxpayer resident in Canada for the purpose of the Tax Act and Tax Treaty (U.S. Holder).

This summary is based on the Tax Act and the regulations thereunder and the published administrative policies and assessing practices of the Canada Revenue Agency, all in effect as of the date of this document. This summary takes into account all proposed amendments to the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed, although no assurance can be given that such proposed amendments will be enacted in the form proposed, or at all.

Taxation of Dividends

A U.S. holder will be subject to withholding tax under the Tax Act on amounts paid or credited, or deemed to be paid or credited under the Tax Act, as, on account or in lieu of payment of, or in satisfaction of dividends on their Zarlink shares. The withholding tax rate is 25%, unless the beneficial owner of the dividends is a U.S. Holder whereby the rate is reduced to 15%. If the beneficial owner of the dividends is a U.S. Holder that is a company and owns at least 10% of the voting shares of Zarlink, the withholding tax rate will be further reduced to 5%.

Disposition of Shares

A U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition or deemed disposition of shares, provided that at the time of such disposition either (i) the shares do not constitute and are not deemed to constitute "taxable Canadian property" (as defined in the Tax Act) or (ii) the shares are "treaty-protected properties" (as defined in the Tax Act).

Generally, shares of a corporation owned by a U.S. Holder will not be taxable Canadian property of the holder at a particular time provided that (i) the shares are listed on a prescribed stock exchange (which includes the TSX and NYSE) at that time, (ii) neither the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with such persons owned 25% or more of the issued shares of any class or series of shares of the corporation within the 60-month period ending on the date of the disposition; and (iii) shares were not acquired in a transaction as a result of which the shares were deemed to be taxable Canadian property of the U.S. Holder under the Tax Act.

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

Dividends

Except as otherwise discussed below under "Passive Foreign Investment Company Considerations," U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income (but in the case of individuals, only if they itemize deductions). See "Foreign Tax Credit." To the extent that distributions exceed current or accumulated earnings and profits of Zarlink, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the shares (which adjusted basis must therefore be reduced) and thereafter as a gain from the sale or exchange of the shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. Moreover, "qualified dividends" received by U.S. Holders who are individuals, during tax years beginning before January 1, 2011, from any "qualified foreign corporation" are subject to a preferential tax rate, provided such individual U.S. Holder meets a certain holding period requirement. A "qualified foreign corporation" is generally any corporation formed in a foreign jurisdiction which has a comprehensive income tax treaty with the United States or, if not, the dividend is paid with respect to stock that is readily tradable on an established United States market. However, a "qualified foreign corporation" excludes a foreign corporation that is a passive foreign investment company for the year the dividend is paid or the previous year. Zarlink believes that it qualifies as a "qualified foreign corporation". There are currently no preferential tax rates for a U.S. Holder that is a corporation.

In general, dividends paid on our shares will not be eligible for the same dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a dividends received deduction of the United States source portion of dividends received from Zarlink (unless Zarlink is a "passive foreign investment company" as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of Zarlink. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of shares of Zarlink may be entitled, at the election of the U.S. Holder, to either a tax credit or a deduction for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S.
Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources and be separated into two categories of income: passive income and general income. In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of Zarlink may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by Zarlink under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective shareholders should consult their own tax advisors regarding their individual circumstances.

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

Tax Consequences if We Are a Passive Foreign Investment Company

If Zarlink is a "passive  foreign  investment  company"  or "PFIC" as defined in
Section 1297 of the Code, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is "passive income", which generally includes interest, dividends, certain rents and royalties, and gain from the sale or exchange of property that produces passive income, or (ii) the average percentage, by fair market value, of its assets that produce or are held for the production of "passive income" is 50% or more during the taxable year. Zarlink does not believe that it will be a PFIC for the current fiscal year or for future years. Whether Zarlink is a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of Zarlink's income and assets, including cash. U.S. Holders should be aware, however, that if Zarlink becomes a PFIC, it may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat Zarlink as a "qualified electing fund" for purposes of one of the two alternative tax regimes applicable to a PFIC.

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

Information Reporting and Backup Withholding

United States Holders generally are subject to information reporting requirements with respect to dividends paid in the United States and on proceeds paid from the disposition of shares. Backup withholding at a current rate of 28% with respect to dividends paid in the United States and on proceeds paid from the disposition of shares would apply unless the U.S. Holder provides a correct taxpayer identification number, certifies that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Certain persons are exempt from information reporting and backup withholding, including corporations and financial institutions.

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

You may review a copy of our filings with the SEC, including exhibits and schedules filed with this Annual Report, at the SEC's public reference facilities in Room 1580, 100 F Street, N.E. Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We began to file electronically with the SEC in August 1996.

You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above and you may also access some of them electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

We also file reports, statements and other information with the Canadian Securities Administrators, or the CSA, and these can be accessed electronically at the CSA's System for Electronic Document Analysis and Retrieval web site (http://www.sedar.com).

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

We use forward contracts and foreign currency options to reduce the exposure to foreign exchange risk on operating cash flows. Our most significant foreign exchange exposures, after the change to the U.S. dollar as the functional currency in Fiscal 2004, relate to the U.K. pound sterling, the Canadian dollar, and the Swedish krona. While we used these instruments throughout Fiscal 2007, as at March 30, 2007, there were no outstanding forward contracts and foreign currency options, and therefore no unrealized gains or losses. We expect to continue to use these methods of reducing our exposure to foreign exchange risk in future periods.

Our assets and liabilities denominated in foreign currencies are subject to the effects of exchange rate fluctuations of those currencies relative to the U.S. dollar. Our most significant liability denominated in a foreign currency is our pension liability denominated in Swedish krona. We secure this liability in Swedish krona, which acts as a natural hedge against foreign exchange movements on this liability. As a result, our exposure to foreign exchange gains and losses on this liability is mitigated.

For Fiscal 2008, our primary exposure to interest rates is expected to be in the rollover of our short-term investment portfolio. In accordance with Company policy, cash equivalent and short-term investment balances are primarily comprised of high-grade money market instruments with original maturity dates of less than one year. We do not hedge the re-investment risk on our short-term investments.

Based on a sensitivity analysis performed on the financial instruments held at March 30, 2007, that are sensitive to changes in interest rates, the impact to the fair value of our cash equivalents and short-term investments portfolio by an immediate hypothetical parallel shift in the yield curve of plus or minus 50, 100 or 150 basis points would result in an insignificant decline or increase in portfolio value.

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

                                    PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15 Controls and Procedures

Not applicable

Item 15T Controls and Procedures

Disclosure Controls and Procedures

The Company's management carried out an evaluation, with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 30, 2007. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of March 30, 2007.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management maintains a system of controls intended to ensure that (a) transactions are authorized; (b) assets are safeguarded; and (c) financial records are accurately maintained in reasonable detail and fairly reflect the transactions of the Company.

Management assessed the effectiveness of the Company's internal control over financial reporting as of March 30, 2007, based on the criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of March 30, 2007, the Company's internal control over financial reporting is effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in internal control over financial reporting

In conjunction with the Company's review and evaluation of its internal control over financial reporting during the year ended March 30, 2007, the Company implemented a number of measures to improve its internal control over financial reporting in various processes. These included, among others, such measures as improved inventory cycle count procedures, improvements to the Company's processes for establishing and reviewing inventory standard costs, increased standardization of controls across functions, and further automation of processes. The Company's management has assessed that, while these changes were an improvement to the Company's control activities, there have not been any changes in its internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the year ended March 30, 2007 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Management continues to monitor the Company's business processes, and expects that it will continue to make improvements to its processes and controls in upcoming periods, in efforts to improve process efficiency and effectively utilize the Company's resources.

Item 16A Audit committee financial expert

Information concerning the audit committee financial expert is incorporated by reference from the information set forth in the section entitled "Schedule A - Statement of Corporate Governance Practices" in our Management Proxy Circular for the Fiscal 2007 Annual and Special Shareholders Meeting.

Item 16B Code of Ethics

Information concerning the code of ethics is incorporated by reference from the information set forth in the section entitled "Schedule A - Statement of Corporate Governance Practices" in our Management Proxy Circular for the Fiscal 2007 Annual and Special Shareholders Meeting. Information concerning our code of ethics is also available on our website at http://ir.zarlink.com/corp_gov/.

Item 16C Principal Accountant Fees and Services

The information concerning principal accountant fees and services is incorporated by reference from the information set forth in the section entitled "Appointment of Auditors" in our Management Proxy Circular for the Fiscal 2007 Annual and Special Shareholders Meeting.

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

Item 17 Financial Statements

Not applicable

Item 18 Financial Statements

The following financial statements and supplementary data have been filed as part of this Annual Report:

                                                                            Page
                                                                            No.
                                                                            ----
Auditors' Report to the Shareholders                                         50
Consolidated Balance Sheets as at March 30, 2007 and March 31, 2006          51
Consolidated Statements of Shareholders' Equity for the years ended
  March 30, 2007, March 31, 2006, March 25, 2005                             52
Consolidated Statements of Income (Loss) for the years ended
  March 30, 2007, March 31, 2006, March 25, 2005                             53
Consolidated Statements of Cash Flows for the years ended
  March 30, 2007, March 31, 2006, March 25, 2005                             54
Notes to the Consolidated Financial Statements                               55
Valuation and Qualifying Accounts                                            81

Report of Independent Registered Public Accounting Firm

To the Shareholders of Zarlink Semiconductor Inc.:

We  have  audited  the  accompanying  consolidated  balance  sheets  of  Zarlink
Semiconductor Inc. as at March 30, 2007 and March 31, 2006 and the related consolidated statements of shareholders' equity, income (loss), and cash flows for each of the years in the three-year period ended March 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zarlink Semiconductor Inc. as at March 30, 2007 and March 31, 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended March 30, 2007, in conformity with United States generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in fiscal 2007, the Company adopted the provisions of Statement of Financial Accounting Standards No.123 (revised 2004), Share-Based Payment.

Ottawa, Canada                                             /s/ Ernst & Young LLP
June 6, 2007                                              ----------------------
                                                     Licensed Public Accountants

                           Zarlink Semiconductor Inc.
                     (Incorporated under the laws of Canada)
                           CONSOLIDATED BALANCE SHEETS
         (In millions of U.S. dollars, except share amounts, U.S. GAAP)

                                                            March 30,  March 31,
                                                              2007       2006
                                                            ---------  ---------
ASSETS
Current assets:
   Cash and cash equivalents                                $ 111.3     $  90.7
   Short-term investments                                       3.3        24.6
   Restricted cash and cash equivalents                        14.6        14.0
   Trade accounts receivable - less allowance for
     doubtful accounts of $nil (March 31, 2006 - $0.1)         16.3        15.6
   Other accounts receivable                                    6.6         4.2
   Inventories                                                 19.1        17.8
   Prepaid expenses and other                                   5.4         5.8
   Current assets held for sale                                 3.1         3.4
                                                            -------     -------
                                                              179.7       176.1
Fixed assets - net                                             21.0        23.2
Deferred income tax assets - net                                4.9         3.6
Goodwill                                                        3.8          --
Intangible assets - net                                         1.6          --
Other assets                                                     --         1.5
Long-term assets held for sale                                   --         0.1
                                                            -------     -------
                                                            $ 211.0     $ 204.5
                                                            =======     =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Trade accounts payable                                   $   6.5     $   7.8
   Employee-related payables                                   11.5         9.8
   Income and other taxes payable                               4.7         4.3
   Current portion of provisions for exit activities            0.8         4.4
   Other accrued liabilities                                    3.2         9.5
   Deferred credits                                             0.6         0.7
   Long-term debt - current portion                              --         0.1
   Deferred income tax liabilities - current portion            0.1         0.1
                                                            -------     -------
                                                               27.4        36.7

Long-term portion of provisions for exit activities             0.5         0.6
Pension liabilities                                            15.9        15.2
Deferred income tax liabilities - long-term portion             0.2         0.2
                                                            -------     -------
                                                               44.0        52.7
                                                            -------     -------
Redeemable preferred shares, unlimited shares
   authorized; non-voting; 1,260,800
   shares issued and outstanding (2006 - 1,267,700)            16.1        16.2
                                                            -------     -------

Commitments and contingencies (Notes 10, 12 and 13)

Shareholders' equity:
   Common shares, unlimited shares authorized; no
     par value; 127,343,183 shares issued and
     outstanding (2006 - 127,318,439)                         768.5       768.5
   Additional paid-in capital                                   4.3         3.0
   Deficit                                                   (587.6)     (601.2)
   Accumulated other comprehensive loss                       (34.3)      (34.7)
                                                            -------     -------
                                                              150.9       135.6
                                                            -------     -------
                                                            $ 211.0     $ 204.5
                                                            =======     =======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    (In millions of U.S. dollars, U.S. GAAP)


                                                                Common Shares                            Accumulated
                                                            --------------------   Additional               Other         Total
                                                              Number                Paid in             Comprehensive  Shareholders'
                                                            (millions)    Amount    Capital    Deficit      Loss         Equity
                                                            -----------------------------------------------------------------------
Balance, March 26, 2004                                        127.3      $768.4     $2.3      (623.5)    $(32.6)        $114.6
 Net loss                                                         --          --       --       (20.8)        --          (20.8)
 Unrealized net derivative gain on cash flow hedges               --          --       --          --        0.2            0.2
 Minimum pension liability                                        --          --       --          --       (0.7)          (0.7)
                                                                                                                         ------
 Comprehensive loss                                            (21.3)
                                                                                                                         ------
 Stock compensation expense                                       --          --      0.1          --         --            0.1
 Redemption of preferred shares                                   --          --     (0.2)         --         --           (0.2)
 Preferred share dividends                                        --          --       --        (2.2)        --           (2.2)
                                                               ----------------------------------------------------------------
Balance, March 25, 2005                                        127.3       768.4      2.2      (646.5)     (33.1)          91.0
 Net income                                                       --          --       --        48.8         --           48.8
 Minimum pension liability                                        --          --       --          --       (1.6)          (1.6)
                                                                                                                         ------
 Comprehensive income                                           47.2
                                                                                                                         ------
 Issuance of common stock under stock benefit plans               --         0.1       --          --         --            0.1
 Stock compensation expense                                       --          --      0.1          --         --            0.1
 Redemption of preferred shares                                   --          --     (0.6)         --         --           (0.6)
 Preferred share dividends                                        --          --       --        (2.2)        --           (2.2)
                                                               ----------------------------------------------------------------
Balance, March 31, 2006                                        127.3       768.5      1.7      (599.9)     (34.7)         135.6
                                                               ----------------------------------------------------------------
Cumulative effect of adjustments from the
  adoption of SAB 108                                             --          --      1.3        (1.3)        --             --
                                                               ----------------------------------------------------------------
Adjusted balance, March 31, 2006                               127.3       768.5      3.0      (601.2)     (34.7)         135.6
                                                               ----------------------------------------------------------------
 Net income                                                       --          --       --        15.8         --           15.8
 Minimum pension liability                                        --          --       --          --        0.4            0.4
                                                                                                                         ------
 Comprehensive income                                           16.2
                                                                                                                         ------
 Stock compensation expense                                       --          --      1.4          --         --            1.4
 Redemption of preferred shares                                   --          --     (0.1)         --         --           (0.1)
 Preferred share dividends                                        --          --       --        (2.2)        --           (2.2)
                                                               ----------------------------------------------------------------
Balance, March 30, 2007                                        127.3      $768.5     $4.3     $(587.6)    $(34.3)        $150.9
                                                               ================================================================

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
       (In millions of U.S. dollars, except per share amounts, U.S. GAAP)

                                                        Years Ended
                                               March 30,  March 31,   March 25,
                                                 2007        2006       2005
                                               --------------------------------
Revenue                                        $ 142.6     $ 144.9     $ 160.8

Cost of revenue                                   68.2        72.1        86.0
                                               -------     -------     -------
Gross margin                                      74.4        72.8        74.8
                                               -------     -------     -------
Expenses:
  Research and development                        32.7        37.5        52.7
  Selling and administrative                      37.6        35.6        47.4
  Contract impairment and other                    1.1         5.7         1.3
  Asset impairment                                  --          --         2.7
  Gain on sale of business                        (4.1)       (1.9)      (15.9)
                                               -------     -------     -------
                                                  67.3        76.9        88.2
                                               -------     -------     -------
Operating income (loss) from continuing
  operations                                       7.1        (4.1)      (13.4)

Interest income                                    5.4         2.5         1.1
Foreign exchange gain (loss)                       0.1         1.1        (1.3)
                                               -------     -------     -------

Income (loss) from continuing operations
  before  income taxes                            12.6        (0.5)      (13.6)

Income tax recovery                                3.2         2.5         0.5
                                               -------     -------     -------
Income (loss) from continuing operations          15.8         2.0       (13.1)

Discontinued operations, net of tax                 --        46.8        (7.7)
                                               -------     -------     -------
Net income (loss)                              $  15.8     $  48.8     $ (20.8)
                                               =======     =======     =======

Net income (loss) attributable to common
   shareholders after preferred share
   dividends and premiums on preferred
   share repurchases                           $  13.5     $  46.0     $ (23.2)
                                               =======     =======     =======

  Income (loss) per common share from
    continuing operations:
      Basic and diluted                        $  0.11     $ (0.01)    $ (0.12)
                                               =======     =======     =======
  Income (loss) per common share from
    discontinued operations:
      Basic and diluted                        $    --     $  0.37     $ (0.06)
                                               =======     =======     =======
  Net income (loss) per common share:
   Basic and diluted                           $  0.11     $  0.36     $ (0.18)
                                               =======     =======     =======
Weighted average number of common shares
  outstanding (millions):
    Basic                                        127.3       127.3       127.3
                                               =======     =======     =======
    Diluted                                      127.4       127.4       127.3
                                               =======     =======     =======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (In millions of U.S. dollars, U.S. GAAP)

                                                          Years Ended
                                               March 30,    March 31,  March 25,
                                                 2007        2006        2005
                                               ---------------------------------
CASH PROVIDED BY (USED IN)
Operating activities:
  Income (loss) from continuing operations     $ 15.8       $ 2.0      $(13.1)
  Depreciation of fixed assets                    5.0         6.3         8.3
  Amortization of other assets                    0.3          --          --
  Stock compensation expense                      1.4          --         0.1
  Deferred income taxes                          (1.4)       (1.9)        4.0
  Other non-cash changes in operating
    activities                                   (4.5)       (2.8)      (12.0)
  Decrease (increase) in working capital:
   Trade accounts and other receivables          (3.1)        7.3        (0.5)
   Inventories                                   (1.6)       (1.6)       (0.4)
   Payables and accrued liabilities              (9.4)       (6.7)       (4.9)
   Deferred credits                              (0.1)       (0.7)        0.7
   Prepaid expenses and other                     2.4        (1.4)       (1.7)
                                               ------       -----      ------
    Total                                         4.8         0.5       (19.5)
                                               ------       -----      ------
Investing activities:
  Acquisition of business                        (7.1)         --          --
  Purchased short-term investments               (3.3)      (52.7)      (94.2)
  Matured short-term investments                 24.6        67.7       109.4
  Expenditures for fixed assets                  (2.1)       (1.7)       (3.2)
  Proceeds from disposal of fixed assets          0.1         0.5         0.7
  Proceeds from repayment of note receivable       --         2.0        15.9
  Proceeds from sale of business - net            4.7          --          --
  Proceeds from sale of discontinued
    operations - net                               --        65.7          --
                                               ------       -----      ------
   Total                                         16.9        81.5        28.6
                                               ------       -----      ------
Financing activities:
  Repayment of long-term debt                    (0.1)         --        (0.1)
  Decrease (increase) in restricted cash
    and cash equivalents                          0.7        (0.1)       (3.9)
  Payment of dividends on preferred shares       (2.2)       (2.7)       (2.1)
  Repurchase of preferred shares                 (0.1)       (1.6)       (0.6)
                                               ------       -----      ------
   Total                                         (1.7)       (4.4)       (6.7)
                                               ------       -----      ------
Effect of currency translation on cash            0.6        (0.6)        0.1

Net cash used in discontinued operations
  from operating activities                        --        (5.7)      (10.1)
                                               ------       -----      ------
Increase (decrease) in cash and cash
  equivalents                                    20.6        71.3        (7.6)
Cash and cash equivalents, beginning of year     90.7        19.4        27.0
                                               ------       -----      ------
Cash and cash equivalents, end of year         $111.3       $90.7      $ 19.4
                                               ======       =====      ======

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

      The Company has aggregated its operating segments under the criteria set forth in FASB Statement (SFAS) No. 131, and is viewed as a single reporting segment, thus no business segment information is being disclosed.

2.    ACCOUNTING POLICIES

      These consolidated financial statements have been prepared by management in accordance with United States (U.S.) generally accepted accounting principles (GAAP).

      The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Areas where management uses subjective judgment include, but are not limited to, revenue, inventory valuation, impairment of goodwill long-lived assets, restructuring charges, deferred income taxes, pension liabilities, and commitments and contingencies. Actual results could differ from those estimates and such differences may be material.

(A)   FISCAL YEAR END

      The Company's fiscal year end is the last Friday in March. For Fiscal 2007, the Company's year end was March 30, 2007, reflecting a fifty-two week year with four thirteen-week quarters. For Fiscal 2006, the year end was March 31, 2006, resulting in a fifty-three week year. For Fiscal 2005, the year end was March 25, 2005, resulting in a fifty-two week year.

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

(D)   RESTRICTED CASH AND CASH EQUIVALENTS

      Restricted cash and cash equivalents consists of cash and cash equivalents pledged as security toward the Company's Swedish pension liability, and as collateral for various letters of credit, as required under the terms of the Company's credit facilities.

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

(F)   FIXED AND ACQUIRED INTANGIBLE ASSETS

      Fixed assets are initially recorded at cost, net of related research and development and other government assistance. Acquired intangible assets are initially recorded at cost. Management assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset groups may not be recoverable. In assessing the impairment, the Company compares projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful life against their carrying amounts. If projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on expected discounted cash flows. Changes in the estimates and assumptions used in assessing projected cash flows could materially affect the results of management's evaluation.

      Depreciation and amortization is provided on the basis and at the rates set out below:

      Assets                          Basis                    Rate
      --------------------------------------------------------------------
      Buildings                       Straight-line                2 - 4%
      Equipment                       Declining balance          20 - 30%
                                      Straight-line            10 - 33.3%
      Leasehold improvements          Straight-line            lease term
      Acquired intangibles            Straight line            10 - 33.3%

(G)   GOODWILL

      Goodwill is recorded as the excess of the purchase price of acquisitions over the fair value of the net identifiable assets acquired. Goodwill is not amortized, but is assessed for impairment annually, or more frequently if circumstances indicate that goodwill might be impaired. Goodwill is assessed for impairment at the reporting unit level. A reporting unit may be either an operating segment as a whole, or a unit one level below an operating segment, which is referred to as a component. The Company performs its annual goodwill impairment test at the end of the fourth quarter of each fiscal year.

(H)   FOREIGN CURRENCY TRANSLATION

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

      Prior to March 29, 2003, the financial statements of the foreign subsidiaries were measured using the local currency as the functional currency. Translation gains and losses were recorded in the cumulative translation account within total comprehensive loss included in Shareholders' Equity. The cumulative translation account will only change if a subsidiary is sold or if the functional currency of a subsidiary changes to a currency other than the U.S. dollar (See also Note 16).

(I)   DERIVATIVE FINANCIAL INSTRUMENTS

      The Company recognizes and discloses its derivative financial instruments in accordance with Financial Accounting Standards Board (FASB) Statement No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, as amended by FASB Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133, and Statement No. 149 (SFAS 149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The standards require that all derivative financial instruments be recorded on the Company's consolidated balance sheets at fair value. They also provide criteria for designation and effectiveness of hedging relationships.

      The Company operates globally, and therefore incurs expenses in currencies other than its U.S. dollar functional currency. The Company utilizes certain derivative financial instruments, including forward and option contracts, to enhance its ability to manage foreign currency exchange rate risk that exists as part of its ongoing operations. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

(J)   COMPREHENSIVE INCOME

      The Company records the impact of unrealized net derivative gains or losses on cash flow hedges, and changes in minimum pension liabilities, as components of comprehensive income, in accordance with Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income.

(K)   REVENUE RECOGNITION

      The Company recognizes revenue from the sale of semiconductor products, which are primarily non-commodity, specialized products that are proprietary in design and used by multiple customers. Customer acceptance provisions for performance requirements are generally based on seller-specified criteria, and are demonstrated prior to shipment.

      The Company generates revenue through direct sales and sales to distributors. In accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) 104, Revenue Recognition, the Company recognizes product revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) transfer of title has occurred, (iii) the price to the customer is fixed or determinable, and
      (iv) collection of the resulting receivable is reasonably assured.

      In addition, the Company has agreements with its distributors that cover two sales programs, specifically ship and debit claims, which relate to pricing adjustments based upon distributor resale, and stock rotation claims, which relate to certain stock return rights earned against sales. The Company accrues for these programs as a reduction of revenue at the time of shipment, based on historical sales returns, analysis of credit memo data, and other factors known at the time. Distributor sales are recognized as revenue at the time of shipment in accordance with SFAS 48, Revenue Recognition When Right of Return Exists, because of the following:

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

(L)   INCOME TAXES

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

(M)   RESEARCH AND DEVELOPMENT COSTS

      Research and development costs are charged to earnings in the periods in which they are incurred. Government assistance and non-recurring engineering (NRE) reimbursements are reflected as a reduction of research and development costs in the period that the expenses were incurred or the milestones were met. Purchased in-process research and development is expensed at the time of acquisition. Related investment tax credits are deducted from income tax expense.

(N)   GOVERNMENT ASSISTANCE

      The Company accounts for government grants by recognizing the benefit as a reduction in the related expense or cost of the fixed asset in the period incurred when there is reasonable assurance that the grant will be received.

(O)   STOCK-BASED COMPENSATION

      Effective April 1, 2006, the Company adopted SFAS 123R, Share-Based Payment. SFAS 123R requires that stock-based awards to employees be recorded at fair value. The fair value of the Company's stock-based awards to employees was estimated using the Black-Scholes-Merton option pricing model. Prior to adoption of SFAS 123R, the Company used the intrinsic value method of accounting for stock-based awards under the provisions of the Accounting Principles Board Opinion (APB) 25, Accounting for Stock Issued to Employees. Under the intrinsic value method, fixed stock compensation expense is recorded in instances where the option exercise price is set lower than the market price of the underlying stock at the date of grant. Fixed stock compensation cost is amortized to expense over the vesting period of the underlying option award.

      Stock compensation expense has also been recorded in circumstances where the terms of a previously fixed stock option were modified. Previous stock option modifications have included the extension of option lives for terminated employees, and changes in vesting periods. The estimated fair value of the options is amortized to expense over the requisite service period of the awards.

      In adopting SFAS 123R, the Company has estimated the fair value of its stock-based awards to employees using the Black-Scholes-Merton option pricing model. This model considers, among other factors, share prices, option prices, share price volatility, the risk-free interest rate, and expected option lives. In addition, SFAS 123R requires that the Company estimate the number of stock options which will be forfeited. Expected share price volatility is estimated using historical data on volatility of the Company's stock. Expected option lives and forfeiture rates are estimated using historical data on employee exercise patterns. The risk-free interest rate is based on the yield of government bonds at the time of calculating the expense and for the period of the expected option life.

      During Fiscal 2007, the Company conducted a review of historical stock option grant practices and the related accounting implications for the period from Fiscal 1997 to Fiscal 2006 inclusive. See Note 3 for the impact of this review.

      The Company adopted SFAS 123R using the modified-prospective approach. In accordance with this approach, the Company has not restated prior periods to reflect the impact of SFAS 123R.

      In the year ended March 30, 2007, stock compensation expense was recorded as follows:

      Selling and administrative               $1.2
      Research and development                  0.1
      Cost of revenue                           0.1
                                               ----
                                               $1.4
                                               ====

      Stock compensation expense in Fiscal 2007 resulted in a reduction of net income of $1.4, or $0.01 per share.

      The following table illustrates the impact on net income and net income per share if the Company had applied the fair value recognition principles of SFAS 123R to employee stock-based awards during the two preceding fiscal years:

                                                             2006        2005
                                                            -------------------
      Net income (loss), as reported                        $48.8      $(20.8)
      Adjustments:
          Stock compensation expense, as reported             0.1         0.1
          Pro forma stock compensation expense               (5.5)      (13.5)
                                                            -------------------
      Pro forma net income (loss)                           $43.4      $(34.2)
                                                            ===================

      Net income (loss) per common share, as reported:
          Basic and diluted                                 $ 0.36     $(0.18)
                                                            ===================
      Pro forma net income (loss) per common share:
          Basic and diluted                                 $ 0.32     $(0.29)
                                                            ===================

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

      Stock compensation expense has been determined as if the Company had accounted for its employee stock options using the Black-Scholes-Merton option pricing model with the following weighted-average assumptions:

                                                2007         2006       2005
                                             ----------------------------------
     Risk free interest rate                   4.05%        4.00%       3.78%
     Dividend yield                             Nil          Nil         Nil
     Volatility factor of the expected
       market price of the Company's
       common stock                            47.0%        59.0%       60.7%
     Weighted-average expected life of
       the options                           4.4 years    4.3 years   4.9 years

      Using the Black-Scholes-Merton option pricing model, the weighted-average fair values of stock options granted during the fiscal years 2007, 2006 and 2005 were calculated as $0.95, $1.05 and $1.12, respectively. The weighted-average fair value of stock options granted in Canadian dollars was translated at the year-end exchange rate at the end of each fiscal year.

      As at March 30, 2007, total unrecognized compensation cost related to nonvested awards was $5.1, and the weighted-average period over which this expense is expected to be recognized is approximately three years.

(P)   EMPLOYEE FUTURE BENEFITS

      Defined benefit pension expense, based on management's assumptions, consists of actuarially computed costs of pension benefits in respect of the current year's service, imputed interest on plan assets and pension obligations, and straight-line amortization of experience gains and losses, assumption changes, and plan amendments over the expected future service period of the employee group.

      The  costs of  retirement  benefits,  other  than  pensions,  and  certain post-employment  benefits  are  recognized  over the  period  in which the employees render services in return for those benefits. Other post-employment benefits are recognized when the event triggering the obligation occurs.

(Q)   RECENTLY ISSUED ACCOUNTING STANDARDS

      In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115. This statement allows companies to elect to measure certain eligible financial instruments and other items at fair value. Companies may choose to measure items at fair value at a specified election date, and subsequent unrealized gains and losses are recorded in income at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted under certain circumstances. The Company is required to adopt SFAS 159 no later than the first quarter of Fiscal 2009. The Company does not expect the impact of SFAS 159 to have a material impact on its financial position or results of operations.

      In September 2006, the SEC issued SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. This document provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 requires registrants to quantify errors using both the iron curtain method, and the rollover method, and requires adjustment if either method indicates a material error. The rollover method quantifies a misstatement's effect on the current year's income statement, which does not consider the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years. The iron curtain method quantifies errors as the cumulative amount by which the balance sheet for the current year is misstated, irrespective of the misstatement's years of origination. SAB 108 is effective for fiscal years ending after November 15, 2006, and is effective for the Company in Fiscal 2007. Applying SAB 108, the Company identified certain historical differences related to stock-based compensation, as discussed in Note 3. The adoption of SAB 108 did not have any other material impacts on the Company's financial position or results of operations.

      In September 2006, the FASB issued SFAS 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans--an amendment of FASB Statements No. 87, 88, 106, and 132(R). The statement requires companies to report the funded status of their defined benefit pension plans on the balance sheet. Changes in the funded status in the year in which the changes occur are recorded through other comprehensive income. The statement requires that companies measure plan assets and obligations as of the end of the company's fiscal year. The statement also requires enhanced disclosures related to defined benefit pension plans. SFAS 158 is effective as of the end of the company's first fiscal year ending after December 15, 2006. The Company was required to adopt SFAS 158 at the end of Fiscal 2007. The adoption of SFAS 158 did not have a material impact on the Company's financial position or results of operations.

      In September 2006, the FASB issued SFAS 157, Fair Value Measurements. The statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosure requirements regarding fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. The Company is required to adopt SFAS 157 no later than the first quarter of Fiscal 2009. The Company does not expect the impact of SFAS 157 to have a material impact on its financial position or results of operations.

      In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109 (FIN
      48). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision on whether or not to file in a particular jurisdiction. Under FIN 48, a tax benefit from an uncertain position may be recognized only if it is "more likely than not" that the position is sustainable based on its technical merits. FIN 48 is effective for fiscal years beginning after December 15, 2006, and the Company will adopt FIN 48 beginning in the first quarter of Fiscal 2008. Upon adoption, the cumulative effect of applying the provisions of FIN 48 will be accounted for as an adjustment to the beginning balance of retained earnings for the first quarter of Fiscal 2008. The Company is currently assessing the impact of FIN 48 on its financial position and results of operations.

3.    HISTORICAL STOCK-BASED COMPENSATION ADJUSTMENT

      In September 2006, the SEC issued SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (see also Note 2(Q)). In conjunction with the issuance of this guidance, the Company performed a voluntary review of its historical stock option grants for the period from Fiscal 1997 to Fiscal 2006 inclusive. Applying SAB 108, the Company identified certain historical differences related to stock-based compensation. These differences resulted from two of the Company's practices for granting stock options.

      The   Company   uses  an   option   pricing   formula   provided   in  the
      shareholder-approved Company stock option plan. The plan defines the option exercise price as the average market price for the five trading days preceding the date of the grant. This option pricing formula, which was and is in compliance with the rules of the Toronto Stock Exchange, the New York Stock Exchange, and the SEC, was used to minimize volatility and subjectivity in connection with the pricing of option grants. Based on the SEC's interpretive guidance, if the option exercise price is at a price which differs from any of the opening, average or closing price on the date of the grant, then this may result in stock compensation expense. Differences related to the use of this option pricing formula resulted in an adjustment of $1.0.

      The Company has historically followed a consistent practice of granting stock options to new employees at their acceptance date. Based on the SEC's interpretative guidance, if the grant price is set at a date which differs from the date of commencement of employment, then this may result in stock compensation expense. Differences related to the issuance of stock options at the acceptance date resulted in an adjustment of $0.3.

      While the impact of these practices on compensation expense in each year from Fiscal 1997 through Fiscal 2006 was not material, the cumulative effect of this adjustment resulted in a net increase to deficit and a corresponding increase to additional paid-in capital as follows:

                                                    March 31, 2006
                                     ------------------------------------------
                                     As previously                    Adjusted
                                        reported      Adjustment      balance
                                     -------------  --------------  -----------

      Additional paid-in capital        $   1.7        $ 1.3         $   3.0
      Deficit                            (599.9)        (1.3)         (601.2)
      Shareholders' equity                135.6           --           135.6

4.    INVENTORIES

                                                              2007      2006
                                                             ----------------
      Raw materials                                          $ 2.9      $ 2.8
      Work-in-process                                         12.3       11.7
      Finished goods                                           3.9        3.3
                                                             ----------------
                                                             $19.1      $17.8
                                                             ================

5.    FIXED ASSETS

                                                          2007          2006
                                                        ---------------------
      Cost:
          Land                                          $  3.7        $  3.7
          Buildings                                       12.7          12.7
          Leasehold improvements                           4.0           4.1
          Equipment                                      125.4         146.7
                                                        ---------------------
                                                         145.8         167.2
                                                        ---------------------
      Less accumulated depreciation:
          Buildings                                        8.9           8.5
          Leasehold improvements                           2.2           1.8
          Equipment                                      113.7         133.7
                                                        ---------------------
                                                         124.8         144.0
                                                        ---------------------
                                                        $ 21.0        $ 23.2
                                                        ---------------------

      The Company recorded an asset impairment charge of $2.7 in Fiscal 2005, due primarily to an impairment on testing equipment resulting from the restructuring activities discussed in Note 8.

6.    ASSETS HELD FOR SALE

                                                          2007      2006
                                                         ------    -----

     Inventories                                         $ --       $0.3
     Fixed assets                                         3.1        3.2
                                                         ------    -----
                                                         $3.1       $3.5
                                                         ======    =====

      During Fiscal 2006, the Company sold the assets of its RF (radio frequency) Front-End Consumer Business (See also Note 19). Following this sale, the Company undertook actions to consolidate its office facilities in the U.K. In Fiscal 2007, certain of the land and buildings in the Company's U.K. facilities met the criteria to be classified as assets held for sale pursuant to SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Management performed an assessment of the fair value of these fixed assets and concluded that no impairment was considered necessary, as their fair value, less the anticipated selling costs, exceeded their carrying value of $3.1.

      The remaining balance of the assets held for sale as at March 31, 2006, represents the carrying values of the assets of the Company's packet switching product line, which were sold on October 25, 2006 (see also Note
      9).

7.    ACQUISITION OF BUSINESS AND INTANGIBLE ASSETS

      On May 19, 2006, the Company acquired the assets and intellectual property comprising the optical in/out (I/O) business of Primarion Inc. (Primarion) for $7.1 in cash, including $0.1 of direct transaction costs. The acquisition is expected to enable the Company to provide optical solutions that combine its existing technology with Primarion's products. The acquisition was accounted for in accordance with SFAS 141, Business Combinations.

      The purchase price was allocated as follows:

      Accounts receivable                   $0.2
      Inventories                            0.2
      Fixed assets                           1.0
      Proprietary technology                 0.6
      Customer relationships                 0.8
      Non-competition agreements             0.5
      Goodwill                               3.8
                                            ----
      Total purchase price                  $7.1
                                            ====

      Tangible assets were recorded at fair value. Intangible assets were identified and valued through an analysis of data provided by Primarion and the Company concerning target markets, the stage of product development, the anticipated timing of development of next generation versions of products, expected revenue generation, and risk factors. Proprietary technology was valued using both a cost method and the relief from royalty method. The relief from royalty method quantifies the benefit to a company on the basis that the company is relieved from paying royalties for the continued use of the assets. Customer relationship assets were valued using the excess earnings approach. This method measures the benefit to a company which exceeds an appropriate rate of return on the assets. The non-competition agreements were valued at fair value. Approximately $2.9 of the Company's goodwill is expected to be deductible for tax purposes.

      The acquired intangible assets are being amortized on a straight-line basis over their weighted-average useful lives as follows:

      Proprietary technology                4 years
      Customer relationships                10 years
      Non-competition agreements            3 years
      Total                                 6 years

      In  accordance  with  SFAS 142,  Goodwill  and  Other  Intangible  Assets,
      goodwill  is  not  amortized,   however  will  be  reviewed  annually  for
      impairment, or more frequently if impairment indicators arise.

      The following table summarizes the intangible asset values as at March 30, 2007:
                                                               Non-
                               Proprietary     Customer     competition
                               Technology    Relationships   agreements   Total
                              ------------   -------------  -----------   -----

      Cost                        $ 0.6          $ 0.8         $ 0.5      $ 1.9
      Less: Accumulated
        amortization               (0.1)          (0.1)         (0.1)      (0.3)
                                  -----          -----         -----      -----
      Net intangible assets       $ 0.5          $ 0.7         $ 0.4      $ 1.6
                                  =====          =====         =====      =====

      Amortization expense in Fiscal 2007 was $0.3. Future amortization expense as at March 30, 2007, is expected to be as follows: 2008 - $0.4; 2009 - $0.4; 2010 - $0.3; 2011 - $0.1; 2012 - $0.1.

      The Company's results of operations for the fiscal year ended March 30, 2007, include transactions resulting from the acquired business subsequent to the acquisition date. Pro forma results of operations of the acquired business have not been presented, as they are not material to the Company's results of operations.

8.    PROVISIONS FOR EXIT ACTIVITIES

      The Company has implemented several restructuring activities in recent years:

      Workforce Reductions

      Fiscal 2007

      In Fiscal 2007, the Company continued efforts to reduce operations costs and reduced its workforce by approximately 10 employees, resulting in severance costs of $0.4 which were included in cost of revenue. These costs related to the 2006 Plan discussed below. The Company also recorded reversals of $0.3, which were included in selling and administrative costs, resulting from a change in estimate of costs accrued in prior years.

      Fiscal 2006

      In Fiscal 2006, in addition to the sale of the RF Front-End Consumer Business (Refer also to Note 19), the Company implemented a restructuring plan (the 2006 Plan) that resulted in a workforce reduction of approximately 20 employees. Costs of $1.0 were incurred, of which $0.7 were included in selling and administrative and $0.3 were included in cost of revenue.

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

      Lease and Contract Settlement

      Fiscal 2007

      In Fiscal 2007, as a result of the sale of the assets of its packet switching product line (see also Note 9), the Company closed its leased facility in Irvine, California. Accordingly, the Company recorded a charge of $0.5 in contract impairment and other related to idle space under lease contract for this facility. The Company also recorded $0.1 in Fiscal 2007 related to revised estimates for idle space from activities implemented and completed in prior years.

      In Fiscal 2003, the Company wound up its defined benefit pension plan in the U.K. In Fiscal 2007, the Company recorded $0.5 of additional contract settlement costs related to this plan based on a final assessment of the individual employee liabilities provided by the plan administrator (see also Note 21). The Company does not expect to incur additional costs related to this contract settlement. This amount was recorded in contract impairment and other.

      Fiscal 2006

      In Fiscal 2006, the Company performed a review of its usage of software design tools and as a result recorded an impairment loss of $5.4 on design tools no longer in use. This impairment resulted in a provision of $3.3 (which was included in provisions for exit activities).

      The remaining balance of the restructuring provision relates to lease costs for idle and excess space from exit activities implemented and completed in Fiscal 2002 to 2006. The cumulative amount recorded to date related to these activities is $11.1, and has been recorded as follows:

            (i) Costs of $2.2 have been recorded in Fiscal 2004 to 2006 in contract impairment and other; and

            (ii) Costs of $8.9 have been recorded in Fiscal 2002 as special charges, and related to the cost of excess space under lease contracts in Canada, the U.S., and U.K.

      The following table summarizes the continuity of restructuring provisions in connection with exit activities for the three years ended March 30, 2007:

                                        Workforce   Lease and contract
                                        Reduction       settlement       Total
                                        --------------------------------------
      Balance, March 26, 2004              0.7             2.0            2.7
        Charges                           11.9             1.3           13.2
        Cash drawdowns                    (5.8)           (1.3)          (7.1)
                                         ------------------------------------
      Balance, March 25, 2005              6.8             2.0            8.8
                                         ------------------------------------
        Charges                            1.7             3.6            5.3
        Cash drawdowns                    (7.6)           (1.1)          (8.7)
        Reversals                         (0.4)             --           (0.4)
                                         ------------------------------------
      Balance, March 31, 2006              0.5             4.5            5.0
                                         ------------------------------------
        Charges                            0.4             1.1            1.5
        Cash drawdowns                    (0.6)           (4.3)          (4.9)
        Reversals                         (0.3)             --           (0.3)
                                         ------------------------------------
      Balance, March 30, 2007               --             1.3            1.3
      Less: Long-term portion               --            (0.5)          (0.5)
                                         ------------------------------------
      Current portion of provisions
        for exit activities as at
        March 30, 2007                   $  --            $0.8          $ 0.8
                                         ====================================

      The Company has completed substantially all of the activities associated with these restructuring plans, with the exception of the lease and contract payments of $1.3. These relate to the plans implemented from Fiscal 2002 to 2007, and will be paid over the lease terms unless settled earlier.

9.    GAIN ON SALE OF BUSINESS

      On October 25, 2006, Zarlink sold the assets of its packet switching product line to Conexant Systems Inc. (Conexant), for cash and other consideration, including a cash payment at closing of $5.0, and additional amounts contingently owing based on revenue performance of the product line over the next two years. If Conexant's revenue from sales in this product line exceed certain revenue targets, then Conexant is required to pay Zarlink up to $2.5 of additional consideration.

      Zarlink has recorded a gain on sale of business of $4.1 related to this transaction for the fiscal year ended March 30, 2007. On the date of the sale, Zarlink determined that there was uncertainty surrounding whether the revenue targets will be met. As such, Zarlink did not include the contingent consideration as part of the sale proceeds. Zarlink will record the contingent consideration, if any, as a component of the gain on sale of business in the periods that the revenue targets are met.

      The following table shows the carrying value of the assets that were included as assets held for sale as at March 30, 2006:

      Inventories                               $0.3
      Fixed assets                               0.1
                                                ----
      Total assets                              $0.4
                                                   ====

      The following table shows the cash flows from investing activities in the fiscal year ended March 30, 2007, related to the sale of the assets of the packet switching product line:

      Proceeds on sale                          $ 5.0
      Payment of transaction and other costs     (0.3)
                                                ------
      Proceeds from sale - net                  $ 4.7
                                                ======

      In addition, during Fiscal 2002, the Company sold its wafer fabrication facility in Plymouth, U.K., as well as certain intellectual property and related foundry businesses to companies controlled by X-FAB Semiconductor Foundries AG (X-FAB) of Erfurt, Germany for $30.0, represented by $12.0 in cash on closing and a note of $18.0 repayable over three years. At the time of the sale, the gain on sale was deferred and netted against the carrying value of the note receivable. The gain was recognized as payments were made on the note receivable, and accordingly a gain of $1.9 was recorded in Fiscal 2006 (2005 - $15.9) upon payment of the note receivable.

10.   GUARANTEES

      Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. The Company has an outstanding performance guarantee related to a managed services agreement (project agreement) undertaken by the Communications Systems business (Systems), which is now operated as Mitel Networks Corporation (Mitel). This performance guarantee remained with the Company following the sale of the Systems business. The project agreement and the Company's performance guarantee extend until July 31, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at March 30, 2007, was $39.4 (20.0 million British pounds), assuming the Company is unable to secure the completion of the project. The Company was not aware of any factors as at March 30, 2007, that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements. The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

      In connection with the sale of the Systems business, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at March 30, 2007, the Company does not expect these tax indemnities to have a material impact on its consolidated financial statements.

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

      The Company records a liability based upon its known product warranty obligations, and historical experience with warranty claims. The Company accrues for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. As at March 30, 2007, the warranty accrual was $nil (2006 - $0.6).

11.   LONG-TERM DEBT

                                                                 2007     2006
                                                                ---------------
      Long-term debt, non-interest bearing                      $-        $ 0.1
      Less: Current portion                                      -         (0.1)
                                                                ---------------
                                                                $-        $ -
                                                                ===============

12.   COMMITMENTS

(A)   OPERATING LEASES

      The future minimum lease payments for operating leases to which the Company was committed, and the future minimum payments to be recovered under non-cancelable subleases as at March 30, 2007, are as follows:

                                    Future lease   Future lease
                    Fiscal year       payments      recoveries
                    -------------------------------------------
                        2008             6.2           1.1
                        2009             5.2           0.3
                        2010             4.9           0.3
                        2011             4.7           0.2
                        2012             1.1            --
                    Thereafter            --            --
                                       ------------------------
                                       $22.1          $1.9
                                       ========================

      Rental expense related to operating leases for the year ended March 30, 2007, was $5.5 (2006 - $5.6; 2005 - $6.8). Subtenant recoveries for the year ended March 30, 2007, were $1.7 (2006 - $2.1; 2005 - $1.6).

(B)   LETTERS OF CREDIT

      The Company had letters of credit outstanding as at March 30, 2007, of $1.3 (2006 - $1.0), which expire within nine months. Of this amount, $1.1 related to the Company's Supplementary Executive Retirement Plan (SERP), and $0.2 was issued to secure certain obligations under an office lease arrangement and customs bond.

      Cash and cash equivalents of $0.3 have been pledged as security against the above mentioned letters of credit. The Company has also pledged $14.3 (99.8 million Swedish Krona) as security toward the pension liability in Sweden of $15.3. These amounts have been presented as restricted cash and cash equivalents.

(C)   SUPPLY AGREEMENTS

      The Company has wafer supply agreements with three independent foundries, which expire from Fiscal 2008 to 2011. Under these agreements, the suppliers are obligated to provide certain quantities of wafers per year. None of the agreements have minimum unit volume purchase requirements. These agreements are typically renewed prior to their expiry dates, or automatically renew for a specified period under the existing terms and conditions unless either party provides notification of these changes to the other party

13.   CONTINGENCIES

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

      In conjunction with the sale of the Systems Business in Fiscal 2001, the Company obtained ownership of 10,000,000 common shares of Mitel. In Fiscal 2002, the Company acquired a put right on its shares as a result of conditions obtained by a new investor in Mitel. On May 10, 2006, Mitel filed a registration statement with the SEC and a preliminary prospectus with Canadian securities regulators in preparation for an initial public offering. On July 14, 2006, the Company, along with other investors, agreed to postpone its put right in Mitel shares from September 1, 2006 to May 1, 2007. On April 26, 2007, Mitel announced a proposed merger agreement with Inter-Tel (Delaware) Incorporated (Inter-tel). In contemplation of Mitel's proposed merger transaction with Inter-Tel, and Mitel's related refinancing arrangements, the Company and other put right holders have agreed to amend their put rights. On May 30, 2007, the Company's put right was amended to provide that between May 2, 2007, and November 1, 2007, it will only exercise its put right at a price of $1.29 per share if and when the proposed merger transaction and related refinancing by Mitel closes. If the merger transaction has not been completed on or prior to November 1, 2007, the Company's put right is exercisable for 90 days following November 2, 2007, at a price of $2.69 (Cdn$2.85) per share, which represents the original put right price and exercise period. The Company's put right continues to be only exercisable in conjunction with, or upon agreement with, Mitel's other put right holders. If the put rights were to be exercised, the Company would not have first payment priority as other secured liability holders and other put right holders have priority in payment over the Company. The Company also understands that, as of June 1, 2007, Mitel had insufficient funds to satisfy both its secured liabilities and obligations to all put holders. The Company therefore estimates the current fair value of its put right to be nil. However, if Mitel is able to close the proposed merger transaction and related refinancing within the specified time period, the Company may be able to realize a fair value of $12.9 for its shares in Mitel. The Company continues to carry the Mitel shares on its books at no value, therefore any proceeds received on the sale of this investment would result in both a gain on sale of investments, and a cash inflow in the period of the sale.

14.   REDEEMABLE PREFERRED SHARES

      Dividends

      Fixed cumulative cash dividends are payable quarterly at a rate of $0.44 (Cdn$0.50) per share. During the year ended March 30, 2007, the Company declared a $1.76 (Cdn$2.00) per share dividend. The Company paid dividends of $2.2 during the year.

      Redemption

      The shares are currently redeemable, at the option of the Company, at $21.68 (Cdn$25.00) per share plus accrued dividends.

      Purchase Obligation

      The Company is required to make reasonable efforts to purchase 22,400 shares in each calendar quarter at a price not exceeding $21.68 (Cdn$25.00) per share plus costs of purchase. During the year ended March 30, 2007, the Company purchased and cancelled 6,900 preferred shares for cash consideration of $0.1. Based upon the terms and conditions of these shares, the Company's obligation to purchase these shares is conditional upon specific market pricing, and the obligation is extinguished at the end of each calendar year.

15.   CAPITAL STOCK

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

      Net income (loss) attributable to common shareholders is computed as follows:

                                                March 30,   March 31,  March 25,
                                                  2007        2006       2005
                                               ---------------------------------
      Net income (loss) for the period,
        as reported                              $15.8      $48.8     $(20.8)
           Dividends on preferred shares          (2.2)      (2.2)      (2.2)
           Premiums on repurchase of
             preferred shares                     (0.1)      (0.6)      (0.2)
                                               ---------------------------------
      Net income (loss) attributable to
        common shareholders                      $13.5      $46.0     $(23.2)
                                               =================================

      The following table summarizes the common shares and dilutive common share equivalents used in the computation of the Company's basic and diluted net income (loss) per common share. Net income per common share is computed using the weighted-average common shares outstanding assuming dilution. Net loss per common share is computed using the weighted average number of common shares and excludes the dilutive effect of stock options, as their effect is antidilutive. For the year ended March 25, 2005, 187,833 stock options were excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported net loss for the period.

                                            March 30,     March 31,    March 25,
                                              2007          2006         2005
                                          --------------------------------------
      Weighted-average common shares
        outstanding                       127,331,956   127,310,640  127,307,473
      Dilutive effect of stock options         47,899       49,491            --
                                          --------------------------------------
      Weighted-average common shares
        outstanding, assuming dilution    127,379,855   127,360,131  127,307,473
                                          ======================================

      The following stock options were excluded from the computation of diluted earnings per share because the options' exercise price exceeded the average market price of the common shares and, therefore, the effect would be antidilutive:

                                             2007         2006           2005
                                         ---------------------------------------

      Number of outstanding options       6,500,394    10,450,709     10,516,965
      Average exercise price per share   $     2.10   $      5.61    $      8.60

      The average exercise price of stock options granted in Canadian dollars was translated at the year-end U.S. dollar exchange rate.

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

      Available for grant at March 30, 2007,  were 4,208,935  (2006 - 3,701,847;
      2005 - 1,249,557) options. All options granted prior to January 29, 1998 have ten-year terms and options granted thereafter have six-year terms. All options become fully exercisable at the end of four years of continuous employment.

      A summary of the Company's stock option activity and related information for the three years ended March 30, 2007, is as follows:

                                                          2007                          2006                          2005
                                              --------------------------------------------------------------------------------------
                                                                Weighted                      Weighted                      Weighted
                                                                Average                       Average                       Average
                                                                Exercise                      Exercise                      Exercise
                                                Options          Price         Options         Price          Options        Price
                                              --------------------------------------------------------------------------------------
Outstanding options:
  Balance, beginning of year                   10,787,709        $5.42        13,249,465        $7.16        11,534,680      $7.93
  Granted                                       2,730,000        $2.20         2,467,500        $2.02         3,025,500      $2.01
  Exercised                                       (24,744)       $1.93            (9,466)       $1.78            (7,562)     $2.77
  Forfeited and expired                        (3,237,088)       $9.22        (4,919,790)       $8.94        (1,303,153)     $7.30
                                              --------------------------------------------------------------------------------------
Balance, end of year                           10,255,877        $3.47        10,787,709        $5.42        13,249,465      $7.16
                                              ======================================================================================
Exercisable, end of year                        4,705,081        $5.08         6,588,648        $7.60         7,877,801      $9.64
                                              ======================================================================================

      The weighted average exercise price of stock options granted in Canadian dollars was translated at the exchange rate as at the end of each fiscal year and at the year's average exchange rate for changes in outstanding options during the year.

      A summary of options outstanding at March 30, 2007, is as follows:

                           Total Outstanding                 Total Exercisable
      --------------------------------------------------------------------------
                                                Weighted
                                     Weighted   Average                 Weighted
                                     Average    Remaining               Average
                                     Exercise  Contractual              Exercise
      Exercise Price     Options      Price       Life       Options     Price
      --------------------------------------------------------------------------
       $1.31- $1.96      2,518,040    $1.84     4.0 years   1,194,483    $1.87
       $2.11 - $2.95     4,776,354    $2.19     5.3 years     566,828    $2.21
       $3.36 - $4.98     2,005,300    $4.31     2.4 years   1,987,587    $4.32
       $5.66 - $8.22       219,083    $6.64     1.1 years     219,083    $6.64
      $9.42 - $14.08       503,100   $13.75     0.8 years     503,100   $13.75
      $14.48 - $16.23      234,000   $14.85     0.7 years     234,000   $14.85
                        ----------                          ---------
                        10,255,877                          4,705,081
                        ==========                          =========

      The exercise price of stock options was based on prices in Canadian dollars translated at the year-end exchange rate.

      On March 20, 2006, prior to the adoption of SFAS 123(R), the Company's Board of Directors approved the immediate acceleration of vesting of all options with exercise prices equal to or greater than Cdn $4.00 and U.S. $3.48 per share. Accordingly, options to purchase 848,819 shares of the Company's common stock were accelerated effective March 20, 2006. These transactions did not result in extending the terms of the options. During Fiscal 2006, no stock compensation expense was recorded related to these accelerations because the market price was below the exercise price of the options, and thus the options had no intrinsic value on the date that the Board of Directors approved the acceleration. As a result of these options being accelerated prior to the Company's adoption of SFAS 123(R) in the first quarter of Fiscal 2007 (see also Note 2(O)), the Company is not required to record additional stock compensation expense related to these options.

      On February 21, 2001, the Company offered an option exchange program to option holders (with the exception of directors, officers and certain executives) who received stock option grants after November 1, 1999, at an exercise price of Cdn$14.31 and higher. Under the terms of the program, and with the consent of the Toronto Stock Exchange, 2,691,350 options were cancelled and an equal number of new options were granted at an exercise price of Cdn$14.06 per share. The new grants have a term of six years. No stock compensation expense was recorded during Fiscal 2006 or 2005 related to this option exchange program. As a result of these options being accelerated prior to the Company's adoption of SFAS 123(R) in the first quarter of Fiscal 2007 (see also Note 2(O)), the Company is not required to record additional stock compensation expense related to these options.

      On July 12, 1999, the Company offered an option exchange program to option holders (with the exception of directors, officers and certain executives) who received stock option grants in calendar 1998 at an exercise price of Cdn$17.78 and higher. Under the terms of the program, and with the consent of the Toronto Stock Exchange, 1,750,000 options were cancelled and 1,000,657 new options were granted at an exercise price of Cdn$9.92 per share. The reduction in number of options was directly proportional to the decrease in the exercise price. The new grants have a term of six years. No stock compensation expense was recorded during Fiscal 2006 or 2005 related to this option exchange program. As a result of these options being accelerated prior to the Company's adoption of SFAS 123(R) in the first quarter of Fiscal 2007 (see also Note 2(O)), the Company is not required to record additional stock compensation expense related to these options.

16.   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

      The components of total comprehensive income (loss) were as follows:

                                             March 30,    March 31,   March 25,
                                               2007         2006        2005
                                             ----------------------------------
      Net income (loss) for the period       $15.8        $48.8        $(20.8)
      Other comprehensive income (loss):
         Unrealized net derivative gain
           (loss) on cash flow hedges          0.8         (0.3)          0.2
         Realized net derivative loss
           (gain) on cash flow hedges         (0.8)         0.3           -
         Minimum pension liability             0.4         (1.6)         (0.7)
                                             ----------------------------------
      Total comprehensive income (loss)
        for the period                       $16.2        $47.2        $(21.3)
                                             =================================-

      The changes to accumulated other comprehensive loss for three years ended March 30, 2007, were as follows:

                                                             Unrealized
                                    Cumulative     Minimum   Net Gain
                                   Translation    Pension    (Loss) on
                                     Account      Liability  Derivatives  Total
                                   ---------------------------------------------
      Balance, March 26, 2004       $(32.4)       $  -       $(0.2)      $(32.6)
      Change during the year            --         (0.7)       0.2         (0.5)
                                   ---------------------------------------------
      Balance, March 25, 2005        (32.4)        (0.7)        --        (33.1)
      Change during the year            --         (1.6)        --         (1.6)
                                   ---------------------------------------------
      Balance, March 31, 2006        (32.4)        (2.3)        --        (34.7)
      Change during the year            --          0.4         --          0.4
                                   ---------------------------------------------
      Balance, March 30, 2007      $ (32.4)       $(1.9)     $  --       $(34.3)
                                   =============================================

      In Fiscal 2007, the Company recorded a decrease in the minimum pension liability of $0.4 (2006 - increase of $1.6; 2005 - increase of $0.7) related to the Company's defined benefit plans in Sweden and Germany (See also Note 21).

      The Company also records increases and decreases in other comprehensive income (loss) attributable to the change in the value of outstanding foreign currency forward and option contracts that were designated as cash flow hedges. The Company had no forward contracts outstanding as at March 30, 2007, or March 31, 2006, and accordingly there was no net change in accumulated other comprehensive loss during these years related to derivatives. As at March 30, 2007, the Company had no option contracts outstanding. As at March 30, 2007, there were no derivative gains or losses included in accumulated other comprehensive loss.

17.   GOVERNMENT ASSISTANCE

      During Fiscal 2007, the Company entered into an agreement with the Government of Canada through Technology Partnerships Canada (TPC), which will provide partial funding for one of the Company's research and development projects. This agreement will provide funding for reimbursement of up to $6.2 ($7.2 million Cdn) of eligible expenditures. During the year ended March 30, 2007, the Company's research and development expenses were reduced by $1.7 related to this agreement. The TPC grant is repayable in the form of royalties of 2.61% on certain of the Company's revenues. Royalties are owing for the period from Fiscal 2007 to Fiscal 2016. At the end of Fiscal 2016, if royalties meet or exceed $12.3 ($14.2 million Cdn), then the royalty period ceases. Otherwise, the royalty period will continue until cumulative royalties paid equal $12.3 ($14.2 million Cdn) or until the end of Fiscal 2019, whichever is earlier. Royalty expense will be accrued in the period in which the related sales are recognized. As at March 30, 2007, accrued royalties related to this agreement were $nil.

18.   INCOME TAXES

      The components of income (loss), before provision of income taxes consists of the following:

                                                     2007      2006       2005
                                                    ---------------------------
      Income (loss) from continuing
        operations before income taxes:
      Canadian                                      $10.1     $(2.3)     $(0.8)
      Foreign                                         2.5       1.8       12.8)
                                                    ---------------------------
                                                    $12.6     $(0.5)     $13.6)
                                                    ===========================

      The provision (recovery) for income
        taxes consists of the following:
      Current:
      Canadian                                      $(2.2)    $(0.5)     $(5.4)
      Foreign                                         0.4      (2.0)       0.2
                                                    ---------------------------
                                                     (1.8)     (2.5)      (5.2)
      Deferred:
      Canadian                                       (1.0)      -          4.7
      Foreign                                        (0.4)      -          -
                                                    ---------------------------
                                                    $(3.2)    $(2.5)     $(0.5)
                                                    ===========================

      An income tax expense recovery of $3.2 was recorded in Fiscal 2007, as compared to recoveries of $2.5 in Fiscal 2006, and $0.5 in Fiscal 2005.

      $1.9 of the recovery in Fiscal 2007 relates primarily to the closure of past tax audits during the year, which resulted in additional tax refunds and the release of previously booked provisions. An additional $1.3 of the recovery in Fiscal 2007 relates to deferred tax benefits, which the Company expects to realize in the future.

      In Fiscal 2006, as a result of the sale of its RF Front-End Consumer business, and in accordance with the provisions of SFAS 109, Accounting for Income Taxes, the Company recorded a tax benefit of $2.1 relating to its continuing operations in the U.K. This related to current year losses and reversing temporary differences. In addition, the Company adjusted its income tax provision by $0.5 based on settlement of outstanding audit issues and passage of time in certain foreign jurisdictions. The remaining difference relates primarily to corporate minimum taxes payable and taxes payable by its foreign operations.

      The tax recovery in Fiscal 2005 was due primarily to recoveries on refunds received during the year. In addition, the Company changed its estimates of future tax recoveries and probable outcomes on historical tax filings based on settlement of audits, passage of time, and tax losses accumulated during its most recent fiscal years.

      The reconciliation between the statutory Canadian income tax rate and the actual effective rate is as follows:

                                                      2007      2006      2005
                                                    ---------------------------
      Expected Canadian statutory income
        tax rate                                        35%       35%       35%
                                                    ---------------------------
      Expense (recovery) at Canadian
        statutory income tax rate                    $ 4.5     $(0.2)    $(4.8)
      Differences between Canadian and
        foreign taxes                                  0.1       0.1       0.8
      Tax effect of losses not recognized               --       0.4      14.6
      Tax effect of temporary differences
        not recognized                                 2.1       3.6        --
      Tax effect of realizing benefit of
        prior years' loss carryforwards
        and timing differences                        (8.2)     (4.0)     (5.3)
      Tax effect of non-taxable proceeds
        received                                        --      (0.6)     (4.8)
      Corporate minimum taxes                           --       0.1       0.4
      Tax recoveries in excess of provisions          (0.4)       --      (1.8)
      Previously recognized provision no
        longer required                               (1.6)     (0.5)     (3.9)
      Increase in valuation allowance on
        investment tax credits, net of
        related deferred tax credits                    --        --       4.7
      Non-reversing nondeductible items and other      0.3      (1.4)     (0.4)
                                                    ---------------------------
      Income tax recovery                            $(3.2)    $(2.5)    $(0.5)
                                                    ===========================

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred income tax assets and liabilities were as follows:

                                                            2007        2006
                                                         ---------------------
      Deferred tax assets:
       Provisions                                        $    1.7     $   3.9
       Book and tax differences on fixed assets               3.7         3.9
       Income tax loss carryforwards                        109.5       121.4
       Investment tax credits                                64.4        64.0
       Scientific Research and Experimental
         Development (SR&ED) expenditure pool                12.6          --
       Other - net                                            6.5         5.5
                                                         ---------------------
                                                            198.4       198.7
       Less: valuation allowance                           (193.5)     (193.6)
                                                         ---------------------
      Deferred tax assets                                     4.9         5.1
                                                         =====================

      Deferred tax liabilities:
       Book and tax differences on fixed assets               -           1.5
       Other                                                  0.3         0.3
                                                         ---------------------
      Deferred tax liabilities                                0.3         1.8
                                                         =====================

      Net deferred tax assets                            $    4.6     $   3.3
                                                         =====================

      The following table summarizes the amounts recognized on the Company's consolidated balance sheet:

                                                           2007      2006
                                                          -----------------
      Deferred income tax assets - net                    $4.9       $3.6
                                                          =================
      Deferred income tax liabilities:
       Current portion                                     0.1        0.1
       Long-term portion                                   0.2        0.2
                                                          -----------------
                                                          $0.3       $0.3
                                                          =================

      The  decrease of $0.1 in the  valuation  allowance  relates  primarily  to changes in foreign exchange rates offset partially by utilization of investment tax credits in the Company's domestic operations and utilization of losses and the reversal of temporary deductible differences in the Company's domestic and foreign operations.

      Unremitted earnings of subsidiaries subject to withholding taxes will be indefinitely reinvested with no provision necessary for potential withholding taxes on repatriation of subsidiary earnings. The current year's income before income taxes attributable to all foreign operations, including discontinued operations, was $2.5 (2006 - $52.4; 2005 - loss of $20.5).

      As at March 30, 2007, the Company had income tax loss carryforwards in Sweden and the United Kingdom of approximately $256.0 that may be carried forward indefinitely to reduce future years' income for tax purposes. These operations have a history of losses, resulting in a full valuation allowance being applied to these losses. The Company has $78.6 of U.S. federal income tax loss carryforwards related to operations in the United States that expire between Fiscal 2012 and Fiscal 2025. The Company also has U.S. state net operating loss carryforwards available that expire between Fiscal 2010 and Fiscal 2014. The Company has recognized an accounting benefit on these losses of $0.3. The Company also has $21.5 of federal non-capital loss carryforwards available in Canada. The losses expire in Fiscal 2014 and Fiscal 2015.

      As at March 30, 2007, the Company had $64.9 of Canadian investment tax credits available to offset federal income taxes payable. The Company has recognized an accounting benefit of $3.6 on these investment tax credits net of associated deferred tax credits. The investment tax credits expire between Fiscal 2008 and Fiscal 2016. The Company also has $51.9 of federal SR&ED expenditures and $21.1 of provincial SR&ED expenditures, which may be carried forward indefinitely. A $1.0 deferred tax asset has been set up related to these expenditures.

19.   DISCONTINUED OPERATIONS

      On November 15, 2005, Zarlink sold the assets of its RF Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (UK) Limited (Intel), for $68.0. The sale resulted in a gain of $53.6 during Fiscal 2006.

      The following table shows the results of the RF Front-End Consumer Business which are included as discontinued operations:

                                                         2007     2006     2005
                                                        ------------------------
      Revenue                                           $ --     $34.1    $53.4
                                                        ------------------------

      Operating loss from discontinued operations         --      (6.8)    (7.7)
      Gain on disposal, net of tax of $3.9                --      53.6       --
                                                        ------------------------
      Income (loss) from discontinued operations        $ --     $46.8    $(7.7)
                                                        ========================

      During Fiscal 2006, a provision for income taxes was recorded related to the Company's estimate of the tax expense on the gain. When management performs future assessments of this liability, adjustments to this estimate could occur, which could increase or decrease the tax expense. Such adjustments could be material.

      The following table shows the cash flows from investing activities in Fiscal 2006 related to the sale of the RF Front-End Consumer Business:

      Proceeds on sale                                              $68.0
      Payment of transaction and other costs                         (2.3)
                                                                    ------
      Proceeds on sale - net                                        $65.7
                                                                    ======

      Following the sale of the RF Front-End Consumer Business on November 15, 2005, the Company entered into a transition services agreement (TSA) with Intel whereby Zarlink would continue to provide order fulfillment and supply chain management services for a period up to May 15, 2006. As at March 31, 2006, Zarlink had amounts payable to Intel of $5.7 which were included in other accrued liabilities. These amounts related primarily to customer collections on behalf of Intel, partially offset by inventory and other expenses paid by Zarlink on behalf of Intel. These amounts were paid during Fiscal 2007.

20.   INFORMATION ON GEOGRAPHIC SEGMENTS

      Revenues from continuing operations from external customers are attributed to countries based on location of the selling organization.

      Geographic information is as follows:

                                  2007               2006               2005
                                      Fixed             Fixed            Fixed
                           Revenue   Assets   Revenue  Assets   Revenue  Assets
                           ----------------------------------------------------
      Canada               $  5.4    $ 4.3    $  7.3   $ 4.7    $ 14.0   $ 5.5
      United Kingdom         81.3      9.5      78.7    10.9      70.1    11.8
      United States          40.6      1.4      38.2     0.4      50.7     0.5
      Sweden                 15.3      5.8      20.7     7.2      25.8     8.6
      Other foreign
        countries              --       --        --      --       0.2     0.3
                           ----------------------------------------------------
      Total                $142.6    $21.0    $144.9   $23.2    $160.8   $26.7
                           ====================================================

      Major Customers

      For the year ended March 30, 2007, the Company had revenues from one external customer, a major distributor, which exceeded 10% of total net revenues. Sales to this distributor in Fiscal 2007 were $48.4 (2006 - $43.7; 2005 - $49.5).

21.   PENSION PLANS

      As at March 30, 2007, the Company sponsors a number of Canadian, U.S. and foreign pension plans to provide retirement benefits for its employees. The majority of these plans are defined contribution plans, although the Company does participate in defined benefit plans and multiemployer plans for certain employee groups.

      In Fiscal 2007, the Company adopted the provisions of SFAS 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans--an amendment of FASB Statements No. 87, 88, 106, and 132(R). This statement required the Company to record the funded status of its defined benefit pension plans on its consolidated balance sheet. The Company's defined benefit pension plan obligations relate primarily to inactive employees, and, as a result, the differences between the accumulated benefit obligations and projected benefit obligations on these plans are minimal. As a result, the adoption of SFAS 158 had an insignificant impact on both the benefit obligation and accumulated other comprehensive loss.

      Sweden

      The  Swedish  defined  benefit  plan  covers  employees  over  the  age of twenty-eight in Sweden and provides pension benefits based on length of service and final pensionable earnings. Effective January 1, 2002, the Company began to fund its Swedish pension obligation with contributions to multiemployer plans. Based on cash contributions made by the Company, as determined by mutual pension insurance companies, the pension plan assets or liabilities associated with these multiemployer plans are not identifiable.

      Prior to January 1, 2002, the Company maintained an unfunded defined benefit plan. The associated pension liability is calculated each year by the Pension Registration Institute for pensions earned under this plan until December 31, 2001. An additional minimum pension liability is also calculated under the requirements of SFAS No. 87, Employers' Accounting for Pensions. The Company has pledged $14.3 (99.8 million Swedish Krona) as security toward the pension liability of $15.3 (2006 - $13.6). This pension liability was actuarially determined based on the present value of the accrued future pension benefits and in accordance with applicable laws and regulations in Sweden. In addition to the pension expense, the Company also incurred $nil (2006 - $0.1; 2005 - $0.2) of administrative costs with respect to this plan. The benefit obligation has been measured as of March 30, 2007.

      Germany

      The German defined benefit plan covers all employees in Germany with over ten years of active service and provides pension benefits based on length of service and final pensionable earnings. The pension liability of $6.6 (2006 - $6.5) was actuarially determined based on the present value of the accrued future pension benefits and in accordance with applicable laws and regulations in Germany. There are no segregated pension fund assets under this plan. The pension liability is insured in its entirety by the Swiss Life Insurance Company. Historically, the pension insurance contracts have been recorded in other assets, as the Company was the sole beneficiary of the contracts. In Fiscal 2006, the Company pledged the insurance contracts to the pensioners, and accordingly, under the provisions of SFAS 87, Employers' Accounting for Pensions, the contracts are now considered to be a plan asset. As the plan asset relates to insurance contracts, the Company does not control the investment strategy and thus cannot influence the return on investments. The benefit obligation is shown net of this asset, and has been measured as of March 30, 2007.

      United Kingdom

      In Fiscal 2002, there was one contributory defined benefit plan (the Plan) that covered substantially all employees of Zarlink Semiconductor Limited
      (ZSL), a wholly owned subsidiary of the Company. On November 30, 2001, ZSL suspended contributions to the Plan and ceased members' pension accruals. The Plan was replaced with a defined contribution pension plan at that time. On January 31, 2003, and under a "wind up" agreement, ZSL paid $8.0 in cash consideration of the pension obligation settlement to Legal and General Assurance Society Limited (L&G), a large, AAA-rated insurance company in the United Kingdom. On the same date, ZSL transferred $15.7, representing all of the pension plan assets to L&G. Pursuant to the terms of the wind-up agreement, the insurance company assumed the ongoing obligations to administer and make payments against the Plan. L&G purchased non-participating annuity contracts to cover the vested benefits. The plan settlement in Fiscal 2003 resulted in a loss of $6.6, which was recorded in other expense. The Company made a plan settlement payment of $2.3 in Fiscal 2005, and an additional payment of $0.5 in Fiscal 2007. (See also Note 8).

      The Company also has an unfunded pension liability of $0.4 (2006 - $0.4) in the U.K. related to amounts owing to a former employee of the Company.

      The following table shows the changes in the benefit obligations and plan assets for the plans discussed above:

                                                                2007       2006
                                                               -----------------
      Change in accrued pension obligations:
      Benefit obligation at beginning of year                  $20.5      $19.7
      Interest cost                                              0.9        0.9
      Actuarial (gain) /loss                                    (0.5)       2.0
      Benefits paid                                             (0.8)      (0.6)
      Foreign exchange                                           2.2       (1.5)
                                                               -----------------
      Benefit obligation at end of year                        $22.3      $20.5
                                                               =================

                                                                2007        2006
                                                               -----------------
      Change in plan assets:
      Fair value of plan assets at beginning of year           $ 5.3      $ -
      Actual return on plan assets                               0.3        -
      Employer contributions                                     0.1        -
      Benefit payments                                          (0.3)       -
      Foreign exchange                                           0.5        -
      Adjustments                                                -          5.3
                                                               -----------------
      Fair value of plan assets at end of year                 $ 5.9      $ 5.3
                                                               =================

      Net pension benefit liabilities - funded status          $16.4      $15.2
      Less: current portion                                     (0.5)       -
                                                               -----------------
      Long-term portion of pension liability                   $15.9      $15.2
                                                               =================

      The following table summarizes the amounts recognized on the Company's consolidated balance sheet:

                                                                2007       2006
                                                               -----------------

      Employee-related payables                                $ 0.5      $ -
      Pension liabilities                                       15.9       15.2
      Accumulated other comprehensive loss                      (1.9)      (2.3)
                                                               -----------------
      Net amount recognized                                    $14.5      $12.9
                                                               =================

      The amounts recorded in accumulated other comprehensive loss relate to unrealized net actuarial losses. The Company expects that $nil will be amortized into pension expense in Fiscal 2008.

      The following weighted-average assumptions were used to determine benefit obligations and pension expense:

                                                     2007       2006     2005
                                                     ------------------------
      Discount rate                                  4.18%     4.00%    4.75%
      Expected rate of return on assets              4.75%     4.75%     N/A
      Compensation increase rate                     0.59%     0.65%    0.60%

      The fair value of plan assets consists of the value of the pension insurance contract, which was pledged to the pensioners during Fiscal 2006 and as such represented an adjustment to the asset value during that year. The expected rate of return on assets is based on the expected risk premium aggregated with the long-term government bond yield.

      The Company expects to make payments of $1.1 on the defined benefit plans during Fiscal 2008, consisting of interest and other administrative costs.

      The total benefits to be paid from the defined benefit plans are expected to be as follows: 2008 - $0.8; 2009 - $0.8; 2010 - $0.9; 2011 - $0.9; 2012
      - $0.9; 2013 to 2017 - $5.2.

      Pension expense was calculated using the projected benefit method of valuation. The components of pension expense were as follows:

                                                     2007       2006       2005
                                                    ----------------------------
      Interest cost on projected plan benefits      $ 1.0       $0.9       $0.9
      Expected return on plan assets                 (0.3)        --         --
                                                    ----------------------------
      Defined benefit pension expense - net           0.7        0.9        0.9
      Defined contribution pension expense            3.4        3.8        4.8
                                                    ----------------------------
      Total pension expense                         $ 4.1       $4.7       $5.7
                                                    ============================

      In Fiscal 2007, defined contribution pension expense consists of expense related to multiemployer plans of $1.4 (2006 - $1.4; 2005 - $1.9), and other defined contribution pension plans of $2.0 (2006 - $2.4; 2005 - $2.9), respectively. The Company's contributions to multiemployer and other defined contribution pension plans approximate the amount of annual expense presented in the table above.

22.   FINANCIAL INSTRUMENTS

(A)   FAIR VALUE

      The Company's financial instruments include cash and cash equivalents, short-term investments, restricted cash and cash equivalents, accounts receivable, accounts payable and foreign exchange forward and option contracts. Due to the short-term maturity of cash and cash equivalents, short-term investments, restricted cash and cash equivalents, accounts receivable and accounts payable, the carrying values of these instruments are reasonable estimates of their fair value. The fair value of the foreign exchange forward and option contracts reflects the estimated amount that the Company would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company's future earnings or cash flows. The fair value of financial instruments approximates their carrying value.

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

      The notional amounts for forward and option contracts represent the U.S. dollar equivalent of an amount exchanged. At March 30, 2007, the Company had no options outstanding and thus no unrealized gains or losses (2006 - $nil; 2005 - $nil).

      During Fiscal 2007, the monthly average notional amounts of the forward contracts in U.S. dollars were: Swedish krona $nil (2006 - $1.4); Canadian dollars $1.8 (2006 - $0.9); and British pounds sterling $nil (2006 - $0.1).

      During Fiscal 2007, the Company did not enter into any simultaneous purchases and sales of foreign currency options. In Fiscal 2006, the Company simultaneously purchased and sold options to buy British pounds sterling at different notional amounts. At March 31, 2006, the notional amounts in U.S. dollars of the options purchased were $11.8 and of the options sold were $15.4.

      During Fiscal 2007, the monthly average notional amounts in U.S. dollars of the options purchased were $3.9 (2006 - $7.9) and of the options sold were $5.1 (2006 - $10.4).

(C)   CREDIT RISK

      The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, short-term investments, restricted cash and cash equivalents, accounts receivable and derivative contracts. Cash and cash equivalents, short-term investments and restricted cash and cash equivalents are invested in government and commercial paper with investment grade credit rating.

      The Company has one major  customer,  a distributor,  as described in Note
      20. Accounts receivable from this customer as at March 30, 2007, were $7.5 (2006 - $6.9). The Company believes that the concentration of credit risk resulting from accounts receivables owing from this major customer is substantially mitigated by the Company's credit evaluation process, relatively short collection periods, and the global orientation of the Company's sales.

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

(E)   UNUSED BANK LINES OF CREDIT

      The Company has a credit facility of $1.6 (U.S.$0.3 and Cdn$1.5), available for letters of credit. At March 30, 2007, $1.3 (2006 - $1.0) in letters of credit were outstanding against this credit facility. Accordingly, the Company had an unused facility of $0.3 (2006 - $10.3) available for letters of credit. As at March 30, 2007, cash and cash equivalents of $0.3 (2006 - $1.2) were hypothecated under the Company's revolving global credit facility to cover certain outstanding letters of credit and were reported as restricted cash and cash equivalents.

23.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                   2007      2006       2005
                                                 -----------------------------
      Cash taxes paid (included in cash
        flow from operations)                     $ 0.4      $ 0.4     $  0.3
                                                 =============================

      The following table summarizes the Company's other non-cash changes in operating activities:

                                                  2007       2006       2005
                                                 -----------------------------
      Cash provided by (used in)

        Gain on sale of business                 $ (4.1)     $(1.9)    $(15.9)
        Change in pension liability                 1.2       (0.9)       1.9
        Asset impairment                            -          -          2.5
        Other                                      (1.6)       -         (0.5)
                                                 -----------------------------
        Other non-cash changes in
          operating activities                   $ (4.5)     $(2.8)    $(12.0)
                                                 =============================

24.   COMPARATIVE FIGURES

      Certain of the Fiscal 2006 and Fiscal 2005 comparative figures have been reclassified so as to conform to the presentation adopted in Fiscal 2007.

25.   SUBSEQUENT EVENT

      On May 30, 2007, the Company amended its put right for its Mitel shares, as described further in Note 13.

         Valuation and Qualifying Accounts

                           ZARLINK SEMICONDUCTOR INC.
                        VALUATION AND QUALIFYING ACCOUNTS
                                 March 30, 2007
                          (in millions of U.S. dollars)

                                                                       Additions
                                                   Balance,      -------------------------                      Balance,
                                                  Beginning      Charged to     Charged to                       End of
Description                                       of Period        expense        revenue       Deductions       Period

Sales Provisions:
Fiscal 2007                                          $2.6             --           15.4           (14.8)          $3.2
Fiscal 2006                                          $1.6             --           11.9           (10.9)          $2.6
Fiscal 2005                                          $1.3             --           12.2           (11.9)          $1.6

Provisions for exit activities:
Fiscal 2007                                          $5.0            1.5             --           (5.2)           $1.3
Fiscal 2006                                          $8.8            5.3             --           (9.1)           $5.0
Fiscal 2005                                          $2.7           13.2             --           (7.1)           $8.8

Litigation provisions:
Fiscal 2007                                          $0.8             --             --           (0.8)           $ --
Fiscal 2006                                          $1.4             --             --           (0.6)           $0.8
Fiscal 2005                                          $2.4             --             --           (1.0)           $1.4

Allowance for doubtful accounts:
Fiscal 2007                                          $0.1             --             --           (0.1)           $ --
Fiscal 2006                                          $0.2            0.1             --           (0.2)           $0.1
Fiscal 2005                                          $0.3             --             --           (0.1)           $0.2

Item 19 Exhibits

The following exhibits have been filed as part of this Annual Report:

Exhibit
 No.       Description
-------    ---------------------------------------------------------------------

1.1 Conformed Composite Copy of the Company's Articles, as amended to date (incorporated by reference to Exhibit 4.3 to Registration Statement No. 333-83556 on Form S-8)

1.2        By-law No. 16 of the Company  (incorporated  by  reference to Exhibit
           3.2 to Form 10-K for the year ended  March 28, 2003 filed on June 25,
           2003)

2.1 Form of Specimen Certificate for Common Shares of the Company (incorporated by reference to Exhibit 3.3 to Form 10-K for the year ended March 28, 2003 filed on June 25, 2003)

4.1 Lease agreement between Mitel Research Park Corporation and Mitel Corporation (now Zarlink Semiconductor Inc.) dated March 27, 2001 (incorporated by reference to Exhibit 4.1 to Form 20-F for the year ended March 25, 2005 filed on June 10, 2005)

4.2 Lease agreement between Mitel Research Park Corporation and Mitel Corporation (now Zarlink Semiconductor Inc.) dated March 27, 2001 (Phase V) (incorporated by reference to Exhibit 4.2 to Form 20-F for the year ended March 25, 2005 filed on June 10, 2005)

4.3 Employment agreement between Kirk K. Mandy and Zarlink Semiconductor Inc. dated February 16, 2005, revised May 24, 2007.

4.4 Employment agreement between Scott Milligan and Zarlink Semiconductor Inc. dated May 13, 2003, revised May 24, 2007

4.5 Employment agreement between Anthony A.P. Gallagher and Zarlink Semiconductor Inc. dated February 2, 2006 (incorporated by reference to Exhibit 4.5 to Form 20-F for the year ended March 31, 2006 filed on June 9, 2006)

4.6 Executive employment termination agreement between Donald G. McIntyre and Mitel Corporation (now Zarlink Semiconductor Inc.) dated January 12, 2000 (incorporated by reference to Exhibit 4.6 to Form 20-F for the year ended March 25, 2005 filed on June 10, 2005)

4.7 Stock option plan for key employees and non-employee directors as amended December 7, 2001 (incorporated by reference to Exhibit 4.7 to Form 20-F for the year ended March 25, 2005 filed on June 10, 2005)

4.8 Executive employment agreement between Stephen J. Swift and Zarlink Semiconductor Inc. dated February 2, 2006 (incorporated by reference to Exhibit 4.8 to Form 20-F for the year ended March 31, 2006 filed on June 9, 2006)

4.9 Asset purchase agreement by and among Zarlink Semiconductor Limited and Zarlink Semiconductor Inc. and Intel Corporation and Intel Corporation (UK) Limited (incorporated by reference to Exhibit 99.2 to Form 6-K filed on October 17, 2005)

8.1 Subsidiaries of the Company (incorporated by reference to Exhibit 21 to Form 10-K for the year ended March 28, 2003, filed on June 25,
           2003)

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

13.2 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Senior Vice President of Finance and Chief Financial Officer

15(a)      Consent of Ernst & Young LLP

15(b) Management Proxy Circular for the Fiscal 2007 Annual and Special Shareholders meeting

Signatures

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ZARLINK SEMICONDUCTOR INC.

                                      By: /s/ Kirk K. Mandy
                                          -----------------------------
                                          (Kirk K. Mandy)

Dated:  June 8, 2007                      President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

   Signature                         Title                             Date

/s/ Henry Simon                Chairman of the Board               June 8, 2007
------------------------
(Henry Simon)

/s/ Kirk K. Mandy              President and Chief                 June 8, 2007
------------------------        Executive Officer
(Kirk K. Mandy)

/s/ Andre Borrel               Director                            June 8, 2007
------------------------
(Andre Borrel)

/s/ Adam Chowaniec             Director                            June 8, 2007
------------------------
(Adam Chowaniec)

/s/ Hubert T. Lacroix          Director                            June 8 2007
------------------------
(Hubert T. Lacroix)

/s/ J. Spencer Lanthier        Director                            June 8, 2007
------------------------
(J. Spencer Lanthier)

/s/ Jules Meunier              Director                            June 8, 2007
------------------------
(Jules Meunier)

/s/ Dennis Roberson            Director                            June 8, 2007
------------------------
(Dennis Robertson)