Form 20-F
period 2008-03-28
ZARLINK SEMICONDUCTOR INC
filed 2008-06-05
CIK 352435

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

      |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

      |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the Fiscal year ended March 28, 2008

                                       OR

      |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

      |_| SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission File Number 1-8139
                                                 ------

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

      Title of each class
      -------------------

6.0% Convertible Unsecured Subordinated Debentures

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

            127,345,682 common shares were outstanding as of March 28, 2008

            1,148,000 preferred shares were outstanding as of March 28, 2008

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

                                Table of Contents

                                                                        Page No.
                                                                        --------

PART I ....................................................................    1

   Item 1 Identity of Directors, Senior Management and Advisers ...........    1

   Item 2 Offer Statistics and Expected Timetable .........................    1

   Item 3 Key Information .................................................    1
      A. Selected Financial Data ..........................................    1
      B. Capitalization and Indebtedness ..................................    2
      C. Reasons for the Offer and Use of Proceeds ........................    2
      D. Risk Factors .....................................................    2

   Item 4 Information on the Company ......................................    7
      A. History and Development of the Company ...........................    7
      B. Business Overview ................................................    8
         Business Strategy ................................................    8
         Industry .........................................................    9
         Products and Customers ...........................................   10
         Sales, Marketing and Distribution ................................   13
         Competition ......................................................   14
         Manufacturing ....................................................   14
         Proprietary Rights ...............................................   14
         Seasonality ......................................................   15
         Government Regulations ...........................................   15
      C.  Organizational structure ........................................   15
      D.  Property, Plants and Equipment ..................................   15

   Item 4A Unresolved Staff Comments ......................................   16

   Item 5 Operating and Financial Review and Prospects ....................   16
         Critical Accounting Estimates ....................................   16
         Foreign Currency Translation .....................................   19
         Recently Issued Accounting Pronouncements ........................   19
      A. Operating Results ................................................   20
         Business Overview ................................................   21
         Geographic Revenue ...............................................   22
         Gross Margin .....................................................   24
         Research and Development (R&D) ...................................   24
         Selling and Administrative (S&A) .................................   25
         Stock Compensation Expense .......................................   25
         Contract Impairment and Other ....................................   26
         Asset Impairment .................................................   27
         Acquisition of Business and Intangible Assets ....................   27
         Sale of Businesses ...............................................   29
         Other Non Operating Income and Expense ...........................   30
         Income Taxes .....................................................   31
         Discontinued Operations ..........................................   32
         Net Income (Loss) ................................................   33
         Common Shares Outstanding ........................................   33
      B. Liquidity and Capital Resources ..................................   33

      C. Research and Development, Patents, and Licenses, etc .............   35
      D. Trend Information ................................................   36
      E. Off-balance Sheet Arrangements ...................................   36
      F. Tabular Disclosure of Contractual Obligations ....................   37
      G. Safe Harbor ......................................................   37

   Item 6 Directors, Senior Management and Employees ......................   38
      A. Directors and Senior Management ..................................   38
      B. Compensation .....................................................   40
      C. Board practices ..................................................   41
      D. Employees ........................................................   41
      E. Share Ownership ..................................................   42

   Item 7 Major Shareholders and Related Party Transactions ...............   43
      A. Major Shareholders ...............................................   43
      B. Related Party Transactions .......................................   44
      C. Interests of Experts and Counsel .................................   44

   Item 8 Financial Information ...........................................   44
      A. Consolidated Statements and Other Financial Information ..........   44
      B. Significant Changes ..............................................   44

   Item 9 The Offer and Listing ...........................................   44
      A. Offer and Listing Details ........................................   44
      B. Plan of Distribution .............................................   46
      C. Markets ..........................................................   46
      D. Selling Shareholders .............................................   46
      E. Dilution .........................................................   46
      F. Expenses of the Issue ............................................   46

   Item 10 Additional Information .........................................   46
      A. Share Capital ....................................................   46
      B. Memorandum and Articles of Association ...........................   46
      C. Material Contracts ...............................................   46
      D. Exchange Controls ................................................   47
      E. Taxation .........................................................   47
      F. Dividends and Paying Agents ......................................   50
      G. Statements by Experts ............................................   50
      H. Documents on Display .............................................   50
      I. Subsidiary Information ...........................................   51

   Item 11 Quantitative and Qualitative Disclosures About Market Risk .....   51

   Item 12 Description of Securities Other than Equity Securities .........   52

PART II ...................................................................   52

   Item 13 Defaults, Dividend Arrearages and Delinquencies ................   52

   Item 14 Material Modifications to the Rights of
   Security Holders and Use of Proceeds ...................................   52

   Item 15 Controls and Procedures ........................................   52

   Item 16A Audit Committee Financial Expert ..............................   53

   Item 16B Code of Ethics ................................................   53

   Item 16C Principal Accountant Fees and Services ........................   53

   Item 16D Exemptions from the Listing Standards for Audit Committees ....   53

   Item 16E Purchases of Equity Securities by the
   Issuer and Affiliated Purchasers .......................................   53

PART III ..................................................................   54

   Item 17 Financial Statements ...........................................   54

   Item 18 Financial Statements ...........................................   54

   Item 19 Exhibits .......................................................   92


"Zarlink" and the "Company" refer to Zarlink Semiconductor Inc. and its consolidated subsidiaries, unless otherwise indicated.

Zarlink  reports  its  financial   accounts  in  U.S.  dollars.   All  financial
information and references to "$" and "dollars", other than dollars per share are expressed in millions of U.S. dollars unless otherwise stated.

                                     PART I

Item 1 Identity of Directors, Senior Management and Advisers

Not applicable

Item 2 Offer Statistics and Expected Timetable

Not applicable

Item 3 Key Information

A.   Selected Financial Data

The following tables are derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and the requirements of the U.S. Securities and Exchange Commission ("SEC").

                                Fiscal Year Ended
               (at the end of Fiscal year for balance sheet data)
                   (In millions of U.S. dollars, except gross
                    margin percentage and per share amounts)

                                                     ---------------------------------------------------------
                                                       2008        2007        2006       2005         2004
                                                     ---------------------------------------------------------
Income Statement Data:
    Revenue                                          $ 183.6     $ 142.6     $ 144.9     $ 160.8     $ 170.7
    Gross margin percentage                               45%         52%         50%         47%         50%
    Research and development expense                    47.7        32.7        37.5        52.7        62.2
    Income (loss) from continuing operations           (48.4)       15.8         2.0       (13.1)      (23.5)
    Income (loss) from discontinued operations            --          --        46.8        (7.7)      (15.1)
    Net income (loss)                                  (48.4)       15.8        48.8       (20.8)      (38.6)
    Income (loss) per common share from continuing
    operations
       Basic and diluted                               (0.41)       0.11       (0.01)      (0.12)      (0.20)
    Net income (loss) per common share
       Basic and diluted                               (0.41)       0.11        0.36       (0.18)      (0.32)
Balance Sheet Data:
    Working capital                                  $  94.5     $ 152.3     $ 139.4     $  86.7     $  96.3
    Total assets                                       263.9       211.0       204.5       171.3       197.4
    Long-term debt - Convertible debentures             77.4          --          --         0.1         0.1
    Redeemable preferred shares                         14.7        16.1        16.2        17.2        17.6
    Shareholders' equity
       Common shares                                   768.5       768.5       768.5       768.4       768.4
       Additional paid in capital                        5.1         4.3         3.0         2.2         2.3
       Deficit                                        (638.4)     (587.6)     (601.2)     (646.5)     (623.5)
       Accumulated other comprehensive loss            (35.8)      (34.3)      (34.7)      (33.1)      (32.6)
Dividends Declared per Preferred Share
     In U.S. Dollars                                 $  1.95     $  1.76     $  1.67     $  1.59     $  1.47
     In Canadian Dollars                                2.00        2.00        2.00        2.00        2.00

Discontinued operations in Fiscal 2004 to Fiscal 2006 relate to the sale of our RF Front-End Consumer business which is discussed further in Note 24 to the consolidated financial statements included elsewhere in this Form 20-F.

Selected Quarterly Financial Data
(Unaudited, in millions of U.S. dollars, except gross margin percentage and per share amounts)

                                First    Second     Third    Fourth       Full
FISCAL 2008                    Quarter   Quarter   Quarter   Quarter      Year
                            ----------------------------------------------------
Revenue                        $ 30.6    $ 49.6    $ 48.6    $ 54.8     $ 183.6
Gross margin                     13.2      22.6      22.8      24.5        83.1
Gross margin percentage            43%       46%       47%       44%         45%
Net income (loss)                (5.0)    (15.9)     (8.4)    (19.1)      (48.4)
Net income (loss) per common
  share - basic and diluted     (0.05)    (0.13)    (0.07)    (0.16)      (0.41)


                                First    Second     Third    Fourth       Full
FISCAL 2007                    Quarter   Quarter   Quarter   Quarter      Year
                            ----------------------------------------------------
Revenue                        $ 38.4    $ 38.1    $ 34.1    $ 32.0     $ 142.6
Gross margin                     22.3      20.3      17.1      14.7        74.4
Gross margin percentage            58%       53%       50%       46%         52%
Net income (loss)                 4.2       6.9       5.6      (0.9)       15.8
Net income (loss) per common
  share - basic and diluted      0.03      0.05      0.04     (0.01)       0.11

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

In order to be successful, we are dependent on the development of new products, and our ability to introduce these products to the market in a cost-effective and timely manner.

Our industry is characterized by the following:

o     Rapidly changing technology;

o     Product complexity;

o     Competition; and

o     Frequent new product introductions.

We make investments in research and development in an effort to design new products and remain competitive in our markets. For example, in Fiscal 2008, our research and development efforts focused primarily on ultra low-power system-on-chip solutions for medical telemetry, active optical cables for data center interconnect, voice interface products, and network synchronization and timing over packet solutions. We cannot be certain that we will be successful in developing these new products. Furthermore, the development of our products is highly complex, and we may experience delays in completing our development initiatives.

In addition, even if we are successful in developing new products, we cannot be certain that these products will reach market acceptance. Our products are generally incorporated into our customers' products at the design stage. However, our design wins may not materialize into revenue for us, as customer projects may be cancelled, or their end market demand may decrease. We also cannot be certain that we will be able to provide the most cost-effective solutions for our customers. For example, during Fiscal 2007, we deemphasized our focus on the sale of electronic shelf labels, as we were unable to generate sufficiently high margins from the sale of these products due to the strong competition in this market. Our products generally take a minimum of two years from the initial product design to revenue generation. The market demand may change between the time of initial product design and volume sales, which could render our products obsolete and adversely affect our business and financial condition.

Our business could be disrupted if we are unable to successfully integrate any businesses, technologies, product lines or services that we acquire in the future.

The markets in which we compete are characterized by an increasing level of consolidation by companies within our industry. Within these markets, there has been a consolidation of smaller to similar sized companies in an effort to achieve scale, leadership and depth. During Fiscal 2008 and 2007, we acquired 100% of the capital stock of Legerity Holdings Inc. ("Legerity") and the assets and liabilities of the optical business of Primarion. We may make other strategic acquisitions and investments or enter into joint ventures or strategic alliances with other companies in the future. Such transactions entail many risks, including the following:

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

Our revenue is comprised of a mix of new products in growth markets, and legacy telecom products within our core business. We depend partly on revenue generation from our legacy products in order to fund development of our new products. We cannot be certain that we will successfully be able to extend the life of our legacy products, and these products may become obsolete. Furthermore, we expect the average selling prices of our products to decline as they mature, which could result in decreased revenues and margins from these products. In addition, we cannot be certain that our revenues from our new products will increase sufficiently to compensate for the revenue decline from legacy products as they reach their end of life stage. If we are unable to sell high volumes of our new products, this may result in decreased revenues and margins, which could adversely affect our business, cash flows, financial condition, and results of operations.

We have limited visibility of demand in our end markets, and our customers may cancel and/or defer orders on short notice, which could adversely impact our operating results.

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

In the past, our customers have cancelled and deferred purchase orders as a result of maintaining excess inventories of our products. We build products based on forecasted customer demand. Our limited visibility of demand in our end markets could result in our holding excess inventory, and could reduce profit margins and increase product obsolescence if we overestimate demand for our products. Conversely, if we underestimate demand for our products and are unable to meet customer expectations, we may lose market share and damage relationships with our customers. Both of these outcomes could negatively impact our cash flows from operations and could have an adverse impact on our business, financial condition, and results of operations.

We have experienced operating losses in Fiscal 2008, as well as in several prior Fiscal years, and may not be able to return to profitability.

The semiconductor industry is highly cyclical. We have seen periods of significant upturns and downturns. We have experienced net losses in Fiscal 2008, as well as in several prior Fiscal years during periods of industry downturns. These losses have contributed to negative operating cash flows in these years. If we incur losses in future periods, we may be required to implement additional restructuring activities, which may require that we exit certain markets in order to focus on markets we believe are more profitable or favorable from a financial standpoint. Our failure to return to profitability and positive operating cash flows, and future restructuring activities, could have a material adverse effect on our financial condition and results of operations.

We compete with other companies to attract and retain key personnel. The loss of, or inability to attract, key personnel could have a material adverse effect on our business, financial condition or results of operations.

Our future success depends, to a significant extent, on the continued service of our key technical, sales and management personnel, and on our ability to continue to attract and retain qualified employees. We depend particularly on highly skilled design, process and test engineers involved in the development of mixed signal products and processes, and on personnel in sales functions. If we were unable to attract and retain these employees, this could delay the development of new products, and could also harm our ability to sell our existing products. The competition for these employees is intense, and these employees would be very difficult to replace. Our failure to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations. We have employment agreements with all of our executive officers.

There are risks inherent in our international operations, which may have a material adverse effect on our business, financial condition and results of operations.

Approximately 75% of our sales in Fiscal 2008 were derived from sales in markets outside North America. We expect sales from foreign markets to continue to represent a significant portion of total sales in the foreseeable future. We operate two manufacturing facilities as well as sales and technical support service centers in Europe and Asia. Certain risks are inherent in our international operations, including the following:

o     Political and economic instability;

o     Unexpected changes in regulatory requirements;

o     The burden of compliance with foreign laws;

o     Import and export restrictions;

o     Difficulties in staffing and managing operations;

o     Fluctuations in exchange rates against the U.S. Dollar;

o     Difficulties in collecting receivables; and

o     Potentially adverse tax consequences.

For example, some of the costs in our foreign operations, principally payroll costs, are denominated in currencies other than the U.S. dollar functional currency. These expenses are predominantly denominated in British pounds, Swedish kronor, and Canadian dollars. Our results of operations are subject to the effects of exchange rate fluctuations of these currencies relative to the U.S. dollar. We use financial instruments, principally foreign exchange option and forward contracts, to help manage foreign currency exposure. These contracts reduce, but do not eliminate, the effect of foreign currency exchange rate fluctuations.

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

On December 18, 2007 we were notified by NYSE Regulation, Inc. that we were not in compliance with one of the New York Stock Exchange ("NYSE") continued listing requirements, due to the fact that the average closing price of our common shares was less than US$1.00 over a consecutive 30-day trading period. We will attempt to remediate this deficiency during the six-month cure period; however if at the end of the six-month cure period, both a US$1.00 share price and a US$1.00 average share price over the preceding 30 trading days are not attained, the NYSE could commence suspension and delisting procedures. A delisting could have a material adverse effect on our business, financial condition and results of operations. A delisting may impact our ability to raise additional financing and our position within our market space may be negatively impacted. Having an average closing share price of less than US$1.00 will have no impact on our Toronto Stock Exchange ("TSX") listing.

Our operating results may vary significantly due to impairment of goodwill and other intangible assets incurred in the course of acquisitions, as well as to impairment of tangible assets due to changes in the business environment.

Our operating results may vary significantly due to impairment of goodwill and intangible assets booked in connection with acquisitions and the purchase of technologies and licenses from third parties. As of March 28, 2008, the value on our consolidated balance sheet for goodwill was $46.9 and for intellectual property was $56.5, net of amortization. Because the market for our products is characterized by rapidly changing technologies, and because of significant changes in the semiconductor industry, our future cash flows may not support the value of goodwill and other intangibles recorded in our consolidated balance sheet. We are required to test goodwill annually and to assess the carrying values of intangible and tangible assets when impairment indicators exist. As a result of such tests, we could be required to record impairment charges in our statement of income if the carrying value in our consolidated balance sheet is in excess of the fair value. The amount of any potential impairment is not predictable as it depends on our estimates of projected market trends, results of operations and cash flows. In addition, the introduction of new accounting standards can lead to a different assessment of goodwill carrying value, which could lead to a potential impairment of the goodwill amount. Any potential impairment, if required, could have a material adverse impact on our results of operations.

We have a substantial amount of indebtedness that could adversely affect our financial position and prevent us from implementing future strategies.

In connection with our acquisition of Legerity, we incurred Long-term debt of $77.4 ($78.8 million Cdn) as at March 28, 2008. The issuance of this indebtedness may:

o Limit our ability to borrow additional funds for working capital, capital expenditures and future acquisitions;

o Require us to use a substantial portion of our cash flow from operations to make debt service payments;

o Place us at a competitive disadvantage compared to our less leveraged competitors; and

o Increase our vulnerability to the impact of adverse economic and industry conditions, most significantly changes in foreign exchange rates as this debt is denominated in Canadian dollars, while our functional currency is the U.S. Dollar.

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

Some of our subcontractors are located in regions with a higher risk of being subject to earthquakes, floods and other natural disasters. During Fiscal 2008, a flood occurred at our Swindon foundry, which is now owned by MHS Electronics UK Ltd. ("MHS"), but continues to be a supplier to Zarlink. The flood resulted in the complete shut down of the facility and affected our supply of finished product. The occurrence of additional floods or other natural disasters could result in the disruption of our assembly and test capacity. If any of our subcontractors experience capacity constraints or financial difficulties, suffer any damage to their facilities, experience power outages or any other disruption of assembly or testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner. This could result in significant delays in product shipments if we are required to find alternative assemblers or testers for our components. Any problems that we may encounter with the delivery, quality or cost of our products could damage our customer relationships and materially and adversely affect our business, financial conditions and results of operations.

We depend on eight independent foundries to manufacture most of our products, and elimination or disruption of these arrangements could adversely affect the timing of product shipments.

In Fiscal 2008, approximately 95% of our products were sourced from eight independent foundries that supply the necessary wafers and process technologies. These independent foundries now include the analog foundry in Swindon UK, which we sold to MHS in Fiscal 2008. We have wafer supply agreements with six of these foundries, which expire between Fiscal 2009 and 2011. These suppliers are obligated to provide certain quantities of wafers per year under these agreements. These agreements are typically renewed prior to their expiry dates, or automatically renew for a specified period under the existing terms and conditions unless either party provides notification of non-renewal to the other party. These independent foundries also manufacture products for other companies. In the past, availability of foundry capacity has been reduced due to strong demand. As a result, we may not have access to adequate capacity or certain process technologies as capacity and technologies may be allocated to other customers. In addition, a manufacturing disruption experienced by one or more of our outside foundries or a disruption of our relationship with an outside foundry, including discontinuance of our products by that foundry, would negatively impact the production of our products. As a result of the European Union directive Restriction of Hazardous Substances ("RoHS"), certain specific hazardous materials were eliminated from our production. We now have the capability to be compliant with the RoHS directive, however some of our customers have exemptions to the directive and our foundry suppliers may experience supply delays or shortages where they are maintaining the capability to produce the original products. If our foundry suppliers were unable or unwilling to manufacture our products in the volumes that we require, then we would need to identify and qualify acceptable additional or alternative foundries. This qualification process could take six months or longer, and such a change may require approval from certain customers. We may not find sufficient capacity quickly enough, if ever, to satisfy production requirements and we may be unable to meet customer demand for our products. This could cause customers to cancel or fail to place new orders, which could have a material adverse effect on our business, financial condition and results of operations.

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

Item 4 Information on the Company

A. History and Development of the Company

Our legal and commercial name is Zarlink Semiconductor Inc.

Zarlink was incorporated in Canada in 1971 and continued under the Canada Business Corporations Act in 1976. The registered office and the executive offices are located at 400 March Road, Ottawa, Ontario, Canada K2K 3H4. The main telephone number is (613) 592-0200. Our common shares are listed under the symbol "ZL" on the New York Stock Exchange and the Toronto Stock Exchange. Our website address is www.zarlink.com.

On February 29, 2008, Zarlink sold its analog foundry in Swindon, UK to MHS a subsidiary of MHS Industries Group for one British pound. In addition, Zarlink paid MHS (euro)2 million to support restructuring initiatives.

On August 3, 2007, Zarlink acquired 100% of the capital stock of Legerity for $137.3 in cash, including $2.8 of direct transaction costs.

On May 19, 2006, Zarlink purchased the optical in/out ("I/O") business of Primarion, Inc. for $7.1 in cash. The purchase included Primarion's optical I/O assets and intellectual property.

On October 25, 2006, Zarlink sold the assets of its packet switching product line to Conexant Systems Inc. for cash and other consideration, including a cash payment at closing of $5.0 and additional amounts based on revenue performance of the product line over the next two years.

On November 15, 2005, Zarlink sold the assets of its RF Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (UK) Limited ("Intel"). This transaction was treated as a discontinued operation during Fiscal 2006.

B. Business Overview

Zarlink designs and manufactures semiconductors for the communications and healthcare industries. For more than 30 years, Zarlink has delivered Integrated Circuits ("ICs") that enhance the capabilities of equipment used in voice, enterprise, broadband and wireless communications networks. ICs are silicon chips, known as semiconductors, etched with interconnected electronic components that process information. Our success depends primarily on our ability to design high-value ICs that solve complex problems for customers.

Zarlink is focused on opportunities in the telecommunication, medical telemetry and optical interconnect markets. Each of these markets is experiencing technological change, and we believe that delivering high value solutions that solve key problems for our customers will provide revenue growth opportunities. The principal customers for Zarlink's products are network equipment manufacturers, medical device manufacturers, network operators and system integrators.

Carriers and service providers, including cable companies and telephone operators, are investing in new network equipment, or retrofitting their existing infrastructure, to enable "triple play" voice, television and Internet services over a single packet-based network. Zarlink's timing and synchronization products deliver performance that allows network equipment to handle a complex mix of voice, data and video traffic and seamlessly deliver services to users. Through the acquisition of Legerity, we have added interface products required for reliable, high-quality voice service to cable and digital subscriber line ("DSL") networks. Telecom networking and optoelectronics products help customers navigate the complexity of converging networks. For hands-free communication systems, including car kits, speakerphones and home automation applications, Zarlink's voice processing products ensure high-quality voice by providing advanced acoustic echo cancellation and noise reduction techniques.

Building on our experience in customized ICs, digital signal processors ("DSPs") and radio frequency ("RF") chips for cardiac pacemakers and hearing aids, Zarlink is developing innovative ultra low-power RF platforms driving a range of advanced wireless healthcare products. System-on-chip solutions deliver data rates and critical low power performance required to connect implanted medical devices, including pacemakers, implanted cardioverter defibrillators ("ICDs") and drug pumps, and monitoring and programming equipment.

Zarlink's Optical Communications interconnect technologies extend the reach and improve the performance in data centers and video surveillance systems. Data centers have to expand quickly as more data is being accessed, received and stored. However, the weight, inflexibility and limited reach of traditional copper cables used to interconnect data center equipment is a significant barrier to expansion. Zarlink's ZLynx active optical cables are a plug-and-play solution that operates seamlessly with installed data center equipment, while delivering significant weight, reach and flexibility advantages to speed installation and expansion. Our video surveillance copper-to-fiber converter modules reduce installation and expansion costs and improve the performance of new and existing video surveillance systems.

Business Strategy

Zarlink's strategy is to exploit the following major industry developments:

o     Extended transition to "pure IP" -based packet networks;

o     Growing deployment of voice-over-Internet and voice-over-cable services;

o The need to effectively manage converging time-sensitive voice and multimedia traffic on packet-based networks, while meeting rigorous performance standards to ensure Quality of Service ("QoS");

o Increasing demand for optical interconnect technologies in data centers and high-performance computer clusters; and video surveillance systems; and

o Increasing use of short-range, low-power wireless communications in advanced healthcare applications.

The key elements of Zarlink's business strategy are:

o Seek niche market opportunities that value proprietary mixed-signal products and deliver these products at the highest integration point possible;

o Develop timing and voice enhancement products with a long lifespan that handle a complex mix of time-sensitive voice, data, video and legacy services that enable the transition from circuit-switched to packet IP networks;

o Develop interface products required to add reliable, high-quality voice service to cable and broadband networks;

o Offer standard and custom ultra low-power wireless technologies for intelligent medical devices; and

o Develop optical interconnect products meeting new reach, weight and flexibility demands.

We believe that Zarlink is well positioned to implement its business strategy because of our ability to design high-value ICs and integrated solutions. For the telecommunications market, we design ICs that groom, condition and manage voice and data traffic in the access and edge portions of the network, as well as optoelectronic devices for meeting high-performance requirements. Our ultra low-power expertise will enable us to design ICs and integrated system-on-chip solutions for next-generation medical devices and therapies incorporating short-range wireless functionality. See also Item 4B of this Form 20-F.

Industry

The global communications industry is characterized by rapid structural change, and economic growth caused by technological innovation, economic factors, and changes in government policies that encourage competition and choice. The communications industry is driven by service provider demand for more effective, more intelligent and, and lower cost networking equipment. The industry is further driven by consumer/enterprise adoption of new communications tools and an increasing requirement for real-time access to information. Customer demand is for real-time access to information, and the need for lower-cost and more effective networking equipment. These factors, in turn, are driving networking convergence, the growth in new mobile communication devices and services, and high-bandwidth access technologies. Evidence of these changes includes the impact of the Internet, telecom deregulation, optical networking technology, network convergence, broadband connectivity, home entertainment, wireless and mobile communications, and demand by enterprises for cost-effective, multi-functional networks and applications.

We believe that the long-term opportunities for communications semiconductors are significant. There is a fundamental change occurring within today's telecommunication network, as cable companies and telephone operators invest in new equipment, or retrofit their existing infrastructure, to deliver "triple play" voice, video and data services over a converged network. We believe that the most important trend in the network communications industry is the gradual convergence of traditional circuit-switched to emerging packet networks, and requirements for new high-performance equipment to better manage and deliver a wider range of services over a single network.

Traditional telephone networks, which still comprise the bulk of the existing telecommunications infrastructure, are based on circuit-switched technology. To achieve cost savings, improve network efficiency, and introduce new revenue-generating services, network operators are gradually building out lower-cost packet-switched networks that carry all types of traffic.

The industry is currently in the early deployment stages of this transition, during which both types of networks must co-exist and be interconnected. This requires technologies that can groom and manage traffic across legacy and next-generation network equipment. In addition, packet-switched networks were not originally designed to carry time-sensitive information, including voice services. Cable operators and telephone companies are seeking new ways to more efficiently deliver services to their customers. In particular, both require interface products that enable high-quality, high-reliability voice service over cable and high-speed Internet networks. This transition presents exciting opportunities for Zarlink. Our experience in voice and other time sensitive traffic, network timing, and international standards ensures that customers can use our ICs in the converged network environment.

We believe that the convergence to packet-based networks, the deployment of triple play services and the evolution of new services are long-term demand drivers that present exciting opportunities for Zarlink. Our experience in voice and other time-sensitive traffic, network timing, and international standards positions us so that customers can use our ICs in the converged network environment. We anticipate significant growth in wired, wireless and optical infrastructure in the enterprise and access portions of the network. New services will be provided over existing infrastructure and content-rich applications will drive the need for more bandwidth and the technologies that provide it.

Medical device manufacturers are increasingly integrating wireless capabilities to enable new applications and therapies in an effort to improve patient quality-of-life and lower healthcare costs. An aging, but increasingly mobile and independent population is driving demand for new home-based health monitoring equipment and devices that can alleviate chronic pain or lessen the debilitating effects of some diseases. Wireless technologies can also be used to reduce doctor visits, shorten surgery times and in some cases replace surgical procedures. Zarlink' experience in low power radio frequency ("RF") technologies, coupled with our understanding of the unique quality and regulatory process demands for the medical device industry, uniquely positions us in the emerging medical wireless market.

The optical market is being driven in part by demand for new fiber-based interconnect technologies that extend reach and performance, reduce weight and improve flexibility versus existing solutions. In data centers and computer clusters, the bulk, inflexibility, weight and limited reach of multi-strand copper cable assemblies is an increasing barrier to installation, maintenance and expansion. Video surveillance network operators are moving towards new solutions that will speed installation and expansion; improve performance and scalability to support the evolution to more efficient, cost-effective and secure IP-based systems. Zarlink's 30-plus years of expertise is delivering optical solutions that meet strict quality demands for telecom, military and industrial applications and is supporting the development of new products that meet critical performance requirements for interconnect applications.

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

Zarlink's products are primarily Application Specific Standard Products ("ASSPs"), which are proprietary products designed to meet the specific requirements of a class of customers. These products are typically based on an original design, sell primarily on function and performance, and remain as a key component in the end product for the duration of its life cycle. Accordingly, once designed into a customer's product, our ICs become an integral part of that product and are difficult to replace, since replacement requires some degree of system redesign.

We have a diverse and established base of over 400 customers in a wide spectrum of end-markets, including manufacturers in the telecommunications, data communications, and healthcare sectors. Zarlink generates revenues through both direct sales and sales through distributors. In Fiscal 2008, Zarlink had revenues from an independent distributor (Avnet Electronics Marketing group), which exceeded 10% of total sales. Worldwide sales to this distributor in Fiscal 2008 amounted to $38.4, representing 21% of sales (Fiscal 2007 - $48.4, or 34%; Fiscal 2006 - $43.7, or 30% of sales).

Timing and Synchronization

Zarlink's timing and synchronization products ensure accurate performance, quality and service reliability in all types of networks. To achieve reliable and error-free voice and data connections, customers use our timing devices in a wide range of networking equipment, from high-capacity routers, switches and digital subscriber line access managers ("DSLAMs") to media gateways and private branch exchanges ("PBXs"). In a typical system, Zarlink devices synchronize the overall system to the demanding standards required by modern networks and generate high performance clocks for individual ports or line cards inside the system.

Our products consist of a broad portfolio of Synchronous Ethernet products supporting service deployment over packet-based networks, digital phase locked-loop ("PLL") devices for T1/E1 equipment, analog PLLs for Synchronous Optical Network/Synchronous Digital Hierarchy ("SONET/SDH") applications and Circuit Emulation Services-over-Packet ("CESoP") processors capable of transparently "tunneling" circuit-based TDM traffic with carrier-grade quality over many types of packet network.

Voice Telephony

As a result of Zarlink's purchase of Legerity during Fiscal 2008, we believe that Zarlink is in a strong position in the market for voice telephony products. Over the course of 27 years, Zarlink voice products have been a strong solution in the analog voice market, shipping over 450 million lines of DSP-based analog mixed signal products and nearly 320 million SLIC lines. As a developer of silicon architecture for high quality voice telephone, our products utilize proprietary high voltage processes to communicate with and power analog telephone circuits for both voice and data applications.

Our products are used in Central Office, multi-service access nodes ("MSAN"), and residential gateway platforms sold by the providers in the industry. The industry is undergoing a revolution whereby voice circuits, also known as the local loops, are being shortened in length to enable faster, more feature rich service offerings, and lower cost transport using Voice over IP protocols. In practical terms, the deployment of these new networks means that central office ports are being replaced by new equipment closer to the subscriber. Zarlink voice circuits play a critical role by offering carrier class performance and unique features that ease customer care at points well suited to the emerging access network. Zarlink offers companion devices that drive high-speed data services.

The wireline telephony market is undergoing rapid; and significant change as service providers, including both established and new carriers, seek to enable a proliferation of voice, data and video based services. In addition, carriers are looking to new technologies that offer a lower cost of ownership and greater flexibility. Despite the widespread adoption of wireless telephony, wireline teledensity worldwide has continued to grow.

Carriers are responding to market demands for voice services differently. As a result, demand continues to grow for voice line circuits in order to facilitate the new network architectures that are being deployed.

Telecom and Voice Networking

Zarlink's line of IP, TDM and telephony-based telecom networking ICs, including ATM SARs and PHYs, T1/E1 line interfaces, circuit-switching devices and range of voice interface products, enable efficient services over converging circuit and packet infrastructures.

For example, Zarlink's comprehensive portfolio of low-, mid-, and high-density switching platforms boost the capabilities and simplify the design of wired and wireless networking equipment that must seamlessly transfer voice, data and multimedia services between circuit-switched and packet-based networks.

Zarlink offers a wide range of devices used in telephones and telephone networking equipment, including: single- and multi-port, feature-rich T1/E1/J1 transceiver/framer products, silicon and hybrid subscriber line integrated circuits ("SLICs"), digital subscriber interfaces, data access arrangements ("DAAs"), dual tone multifrequency ("DTMF") receivers and transceivers, central office interface circuits ("COICs"), calling number identification circuits ("CNICs"), coder/decoder ICs ("CODECs"), and integrated digital phone ICs.

Zarlink's voice processing technology delivers superior sound quality in IP phones, media gateways and fast-growing hands-free communication applications, including car kits, speakerphones, and intercom and home automation systems. Our voice processing products leverage over 30 years of expertise in telephony, digital signal processing and voice processing for telecommunication applications. Integrating advanced acoustic echo cancellation, noise reduction techniques, application-specific firmware and supported by a range of design tools, our voice processing solutions maximize voice sound quality while reducing system complexity and cost.

Optical Communications

For over 30 years, Zarlink has delivered optical solutions that meet strict quality and performance requirements for telecom, military, industrial and security applications. Our market-proven expertise is now helping drive a range of new optical interconnect products which are reliable, flexible and have bandwidth density.

Our ZLynx active optical cables for data center and computer cluster interconnect deliver significant weight, flexibility and reach advantages while reducing installation time and layout concerns. Zarlink's parallel optical module and transceiver solutions combine ultra-high capacity channel transfer into one integrated module, providing equipment manufacturers with board space and power savings. Zarlink's homegrown multi-channel physical medium dependent integrated circuits and state-of-the-art array photonics technology is at the core of our parallel interconnect product portfolio. Zarlink's low-power, ultra-compact Video IP Surveillance ("VIPS") modules bring optical interconnect capabilities to video surveillance systems to help simplify installation and expansion while improving performance.

Zarlink's optical solutions are supported by specialized in-house processing capabilities ranging from wafer growth to test and assembly, at our manufacturing facility in Sweden. This enables us to have guaranteed standards-based and customized performance.

Medical ASICs

We have over 30 years of experience in the design of ICs used in medical products. Zarlink is a major supplier of mixed-signal complementary metal-oxide semiconductor ("CMOS") Application Specific Integrated Circuits ("ASICs") and Application Specific Standard Products ("ASSPs") for cardiac pacemakers, implantable defibrillators, swallowable camera capsules and hearing aids. Our expertise in designing ultra low-power and highly reliable ICs enables us to fabricate chips and modules that meet the rigorous performance and quality standards set by healthcare equipment makers.

Medical Telemetry

New medical applications and therapies integrating wireless technology are driving demand for ultra low-power mixed-signal analog and short-range wireless communications chips and modules. For example, Given Imaging's swallowable camera capsule relies on Zarlink's ultra low-power RF transmitter chip to relay real-time, full color images of the gastrointestinal tract. Our award-winning Medical Implant Communication Service (MICS) technology platform wirelessly links implanted medical devices, including pacemakers, defibrillators, neurostimulators, drug pumps and physiological monitors with remote monitoring and programming equipment. Using Zarlink's MICS technology, medical device manufacturers can design in-body communication systems that will improve patient care, lower healthcare costs, and support new monitoring, diagnostic and therapeutic applications. A key element of our strategy is to develop high performance, highly integrated chips and modules that combine low-power and short-range wireless capabilities for applications where extended battery life is a valued requirement.

Foundry Manufacturing and Support Services

During most of Fiscal 2008, Zarlink offered manufacturing and support services including product design, process design and support, wafer manufacture, die probe, die assembly, packaged part testing, and failure analysis. This line of business was included in the results from operations for eleven months of Fiscal 2008 until it was sold to MHS on February 29, 2008. Zarlink's wafer manufacture capability had been developed into a silicon wafer business referred to as the Swindon foundry. The Swindon foundry supported fabless semiconductor companies as well as original equipment manufacturers ("OEMs") and independent device manufacturers ("IDMs"). The Swindon foundry specialized in high performance analog technologies using the 150mm wafer line in Swindon, U.K. Our customers, including some of the top ten IDMs in the world, used the available technologies to manufacture high-performance radio frequency, line driver and power management semiconductor products. The technologies available included bipolar, complementary bipolar, bipolar CMOS ("BiCMOS"), CMOS, lateral double diffused metal oxide semiconductor ("LDMOS") and silicon-on-insulator ("SOI") process capabilities. The products manufactured at the Swindon foundry are used in a wide range of industrial and consumer products including automotive, telecommunication equipment and systems, consumer products and medical, including implantable products. The facility in Swindon operates under a number of quality and environmental standards including TS16949, ISO9001 and ISO14001, and is an approved site for the manufacture of medical implantable products.

Business Segments and Principal Markets

The product lines within our operating segments contain similar products, production processes, and types of customers, distribution methods, and economic characteristics. As such, we have one reportable segment.

Our revenue based on the geographic location of customers was distributed as follows:

                                       % of               % of             % of
(In millions of U.S. dollars)  2008    Total     2007     Total    2006    Total
                             ---------------------------------------------------
Europe                        $ 53.4     29%    $ 56.0     40%    $ 53.3     37%
Asia Pacific                    84.9     46       40.5     28       46.2     32
United States                   40.7     22       38.8     27       36.1     25
Canada                           2.4      2        5.5      4        7.3      5
Other Regions                    2.2      1        1.8      1        2.0      1
                              ------    ---     ------    ---     ------    ---
Total                         $183.6    100%    $142.6    100%    $144.9    100%
                              ======    ===     ======    ===     ======    ===

Sales, Marketing and Distribution

The principal customers for Zarlink's semiconductors are telecommunications and healthcare equipment manufacturers. Our products are also marketed to network operators and installers.

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

We believe that long-term revenue growth will be supported by various factors that drive demand for communications equipment and infrastructure [See also "Business - Overview" and "- Industry"]. The requirement for basic telephone service in emerging countries is also a strong driver for both wireless and wired communications, which supports demand for our telephony ICs.

An important element of Zarlink's ability to compete is the expertise of our applications groups, which are located in the United Kingdom, the United States, Canada, Singapore, and other locations in Asia and Europe, to serve customers in regional markets. The applications groups assist equipment manufacturers in designing their products using our components. Because of this approach, we have a strong record of understanding our customers and their applications and providing complete solutions. This is a critical element in obtaining design wins. The design-win cycle starts when Zarlink and/or a member of our distributor network identifies a need for one of our standard communications products in a customer's equipment design. Once a Zarlink product is selected for a design, we are generally assured of supplying it until the design is no longer manufactured.

Europe

Historically, sales in Europe have been made primarily through our direct sales channel, particularly in the medical ASIC and wireless markets. Distributors play an important role in the European region, accounting for approximately 31% of sales in this area in Fiscal 2008. We maintain technically qualified sales teams across the entire region and support them with a team of applications engineers.

Asia/Pacific

In the Asia/Pacific area, China, Korea, Japan, Taiwan and Malaysia represent the largest markets by country. We also sell ICs in Australia, Hong Kong, Thailand, New Zealand, Singapore, the Philippines, India and the Middle East. Zarlink's regional headquarters for Asia/Pacific is in Singapore, and we also have offices in Japan, Taiwan, Korea and China. In Fiscal 2008, approximately 43% of sales in these areas were achieved through distributors. An important function of the sales offices is to link customers with our applications support groups. The sales offices manage key customer and distributor relationships and opportunities, and ensure the most effective use of applications resources.

Americas

We use a combination of direct sales teams and manufacturer's representatives to reach a broad spectrum of customers in the United States and Canada. We also depend on distributors for fulfillment requirements and demand creation in several geographical territories in the Americas Region. The direct sales force includes major account teams that target specific large customers for standard product designs.

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

In the medical IC market, Zarlink competes mainly with American Microsystems, Inc. and Microsemi Inc., in addition to system OEMs with in-house design capability, and smaller ASIC design houses. Zarlink sells to most of the healthcare OEMs worldwide. We believe that Zarlink has a competitive advantage based on our world-class low-power design skills, application knowledge, and intellectual property, in conjunction with our comprehensive and certified quality system and long experience with key customers in the highly regulated healthcare device industry.

Manufacturing

Our products share a common production process, however the selection of manufacturing sites or suppliers is dependent on the type of semiconductor to be manufactured and the required process and technology.

All of our products are sourced from eight independent foundries that supply the necessary wafers and process technologies. Of these independent foundries, we have wafer supply agreements with six of them, which expire at various times from Fiscal 2009 to 2011. These agreements are typically renewed prior to their expiry dates, or automatically renew for a specified period under the existing terms and conditions unless either party provides notification of changes to the other party. Our remaining products are manufactured at our own facilities.

IC probe and finished goods testing is done at our facilities in Ottawa, Canada and in Swindon and Plymouth in the United Kingdom. In Fiscal 2008, we began to outsource a portion of the IC probe and finished goods testing to third party providers and we plan to fully outsource these activities by the end of Fiscal 2009. Optoelectronic components and modules are produced at our Jarfalla, Sweden facility using gallium arsenide and indium phosphide processes.

Our semiconductor and optoelectronic manufacturing facilities and quality management systems are certified to the strict standards established by the International Organization for Standardization. In addition, our processes must comply with the European Union directive Restriction of Hazardous Substances ("RoHS"), which defines the specific hazardous materials that were required to be eliminated by July 2006. We produce Pb-free IC devices and believe that we have the capability to be compliant with the RoHS directive. Some of our customers have exemptions to the directive, and as such we have maintained our capability to produce original products for these customers.

Proprietary Rights

We own many patents and have made numerous applications for patents relating to communications and semiconductor and optoelectronic technologies. We believe that the ownership of patents is an important factor in exploiting associated inventions and provides protection for our patentable technology in the areas referred to above.

The "ZARLINK" trademark and the Zarlink corporate logo are registered in Canada and pending registration in the United States, and have been registered in certain other countries where we conduct business. The "LEGERITY" trademark and the Legerity corporate logo are registered in the United States. Most of our other trademarks are registered or applications for registration have been filed in various countries where management has determined such registration to be advisable. We believe that our trademarks are valuable and generally support applications for registration of marks in countries where the assessment of potential business related to the sale of products or services associated with such marks justifies such action.

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

Seasonality

We experience seasonal fluctuations in revenue in certain regions. For example, second quarter sales in Europe are generally slower due to mandatory vacation periods in the summer, while our sales in the Asia Pacific region tend to be slower in our fourth quarter around the Chinese New Year season. Given the diversity of our revenue base, we do not believe that seasonality has a material impact on our business, financial condition, or results of operations. Given our limited visibility of demand in technology end markets, it is difficult to predict the extent to which seasonality will impact us in the future.

Government Regulations

The research and development, manufacture and marketing of our products are subject to regulation by U.S., Canadian and foreign governmental authorities and agencies. Such agencies regulate the testing, manufacturing, safety and promotion of our products. These regulations may materially impact our business, financial condition or results of operations.

C. Organizational Structure

The following subsidiaries are 100% owned, directly or indirectly, by Zarlink Semiconductor Inc.

Name                                       Country of Incorporation or Residence
-----------------------------------------  -------------------------------------
Zarlink Semiconductor (U.S.) Inc.          U.S.A.
Zarlink Semiconductor V.N. Inc.            U.S.A.
Legerity International, Inc.               U.S.A
Zarlink Semiconductor Limited              United Kingdom
Zarlink Semiconductor Holdings Ltd.        United Kingdom
Zarlink Semiconductor AB                   Sweden
Zarlink Semiconductor S.A.R.L.             France
Zarlink Semiconductor GmbH                 Germany
Zarlink Semiconductor XIC B.V.             Netherlands
Zarlink Semiconductor (Asia) Pte. Ltd.     Singapore
Zarlink Srl                                Italy
Legerity BVBA                              Belgium
Plessey Italy Srl                          Italy
Legerity Japan KK                          Japan

D. Property, Plants and Equipment

We own one facility in Swindon, United Kingdom totaling approximately 33,000 sf which relates to a building that is no longer in use and is currently held for sale, as discussed in Note 7 of Item 18 to this Form 20-F. We occupy approximately 27,000 sf of leased space in Swindon, United Kingdom that is used for test, assembly and administration. We also own a 333,000 sf facility in Jarfalla, Sweden, that is used for semiconductor manufacturing, R&D and administration, of which 30,000 sf is leased to tenants.

We occupy 210,000 sf of leased space in Ottawa, Canada. Our Ottawa leased space consists of two interconnected buildings used for design, sales, administration, and integrated circuit design and testing. Approximately 86,000 sf of the space is sub-let to nine tenants with sub-lease periods expiring from Fiscal 2009 to 2012.

We occupy 55,800 sf of leased space in Portskewett, Wales, United Kingdom that is used for hybrid modules, manufacturing and administration.

We also lease and operate 14 regional facilities, totaling 206,000 sf, primarily dedicated to design and sales. A geographical breakdown of these facilities is as follows: four locations in the United States totaling 114,000 sf; three locations in the United Kingdom totaling 81,000 sf, of which 22,000 sf is sub-leased; four locations in Europe totaling 4,000 sf (France, Italy, Germany and the Netherlands); and five locations in the Asia/Pacific region totaling 7,000 sf.

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

We generate revenue through both direct sales and sales to distributors, of which distributor sales accounted for approximately 41%, 49% and 48% of our sales in Fiscal 2008, 2007, and 2006, respectively.

In accordance with Securities Exchange Commission Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition, we recognize product revenue through direct sales and sales to distributors when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) transfer of title has occurred, (iii) the price to the customer is fixed or determinable, and (iv) collection of the resulting receivable is reasonably assured.

In addition, we have agreements with distributors that cover three sales programs, specifically ship and debit claims, which relate to pricing adjustments based upon distributor resale, stock rotation claims, which relate to certain stock return rights earned against sales, and sales rebates, which relates to refunds on certain products purchased. We accrue for these programs as a reduction of revenue at the time of shipment. In estimating our sales provisions, we examine historical sales returns as a percentage of distributor revenue for the preceding two Fiscal years, considering trends particularly in recent months. We also consider other known factors, including estimated inventory held by our distributors, in estimating our sales provisions. We recognize revenue at the time of shipment in accordance with Statement of Financial Accounting Standards 48 ("SFAS 48"), Revenue Recognition When Right of Return Exists, because of the following:

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

We record all revenue net of all sales and related taxes, in accordance with Emerging Issues Task Force Issue No. 06-03 ("EITF 06-03"), How Taxes Collected from Customers and Remitted to Governmental Authorities should be Presented in the Income Statement.

As at March 28, 2008, our sales provisions were $2.9 (2007 - $3.2). In estimating our sales provisions, we are required to estimate future sales returns. If actual sales returns or pricing adjustments exceed our estimates, we could be required to record additional reductions to revenue.

Business Combinations

Business Combinations - We account for acquisitions of companies in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations. We allocate the purchase price to tangible assets, intangible assets, and liabilities based on fair values with the excess of purchase price amount being allocated to goodwill.

Our acquisition of Legerity has resulted in the recognition of significant amounts of goodwill and acquired intangible assets. In order to allocate a purchase price to these intangible assets and goodwill, we make estimates and judgments based on assumptions about the future income producing capabilities of these assets and related future expected cash flows. We also make estimates about the useful life of the acquired intangible assets. Should different conditions prevail, we could incur write-downs of goodwill, write-downs of intangible assets, or changes in the estimation of useful life of those intangible assets. Additionally, we may have to make adjustments to the valuation allowance on deferred tax assets related to loss carry forwards acquired through acquisitions and the restructuring accruals related to acquisitions. These adjustments would not affect our result of operations. Instead, these adjustments would be applied to goodwill.

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

Restructuring

We have undertaken, and may in the future undertake, restructuring initiatives that have required the development of formalized plans for exiting certain activities. All restructuring charges have been accounted for in accordance with Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3"), Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring), and SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, depending on the time of the restructuring activity. These activities require estimation of the cost and timing of expenses for severance, idle facility, and other restructuring costs. In estimating severance costs, we are required to estimate the timing and amount of future payments. In estimating idle facility costs, we are required to estimate future lease operating costs, the amount of sublease revenue that we expect to receive, and the expected discount rate. Idle facility costs are recorded as a component of provisions for exit activities. At the end of each reporting period, we evaluate the balance in the provisions for exit activities. This evaluation could result in an increase or decrease to the provisions, which could result in an increase or decrease in expense in future periods. As at March 28, 2008, we had provisions for exit activities of $3.9 (2007 - $1.3).

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

We have recorded a valuation allowance on our deferred tax assets, and recorded only deferred tax assets that can be applied against income in taxable jurisdictions or applied against deferred tax liabilities that will reverse in the future. As at March 28, 2008, our valuation allowance was $240.0 (2007 - $193.5). In establishing our valuation allowance, we consider factors including forecasted future taxable income, loss carrybacks, and tax planning strategies. We periodically review our deferred tax assets and valuation allowance to determine whether these balances are reasonable. When we perform our quarterly assessments of our deferred tax assets and valuation allowance, we may record an adjustment, which may increase or decrease income tax expense in the period of the adjustment.

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

Product Warranties

In the normal course of business, we provide standard warranties, which cover the first twelve months of purchase and in some cases extended warranties; along with indemnification protection for our products. Our liability for breach of our warranty is limited, at our option, to repair, replace or credit the buyer the purchase price paid for the products returned during the applicable warranty period and determined by us to be subject to warranty relief and limited claims arising from epidemic failure. If we determine that a product sale is subject to warranty relief, we will record an accrual for the costs associated with resolving the warranty claim. As at March 28, 2008, we had provisions for warranty claims of $0.2 (2007 - $Nil).

Goodwill and Long-Lived Assets

We review our goodwill for impairment annually, or more frequently, if facts and circumstances warrant a review. In performing our goodwill impairment test, we compare the fair value of the related reporting unit to its carrying value. A reporting unit may be either an operating segment as a whole, or a unit one level below an operating segment, which is referred to as a component. If the fair value of the reporting unit exceeds its carrying value, then goodwill is not impaired. If the carrying value exceeds the fair value, then the implied fair value of the goodwill is calculated. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference. As at March 28, 2008, we had goodwill of $46.9 (2007 - $3.8).

In determining the fair value of a reporting unit, we use a discounted cash flow model. Establishing fair value requires the use of estimates and assumptions, which include projected future cash flows, expected periods of cash flows, and discount rates. Changes in the estimates and assumptions used could materially affect the results of our evaluation, and could result in goodwill impairment charges in future periods.

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

Stock Compensation Expense

On April 1, 2006, at the beginning of Fiscal 2007, we adopted SFAS 123R, Share-Based Payment. SFAS 123R requires that stock-based awards to employees be recorded at fair value. The estimated fair value of the options is amortized to expense over the requisite service period of the awards. Prior to adoption of SFAS 123R, we used the intrinsic value method of accounting for stock-based awards under the provisions of APB 25, Accounting for Stock Issued to Employees. Under the intrinsic value method, fixed stock compensation expense is recorded in instances where the option exercise price was set lower than the market price of the underlying stock at the date of grant. Fixed stock compensation cost is amortized to expense over the vesting period of the underlying option award. Stock compensation expense has also been recorded in circumstances where the terms of a previously fixed stock option were modified. In adopting SFAS 123R, we have estimated the fair value of our stock-based awards to employees using the Black-Scholes-Merton option pricing-model. This model considers, among other factors, share prices, option prices, share price volatility, the risk-free interest rate, and expected option lives. In addition, SFAS123R requires that we estimate the number of stock options which will be forfeited. Expected share price volatility is estimated using historical data on volatility of our stock. Expected option lives and forfeiture rates are estimated using historical data on employee exercise patterns. In Fiscal 2008, a 10% increase or decrease in estimated forfeiture rates would have resulted in an insignificant change in expense for the period. The risk-free interest rate is based on the yield of government bonds at the time of calculating the expense and for the period of the expected option life. If we change any of these assumptions, this could increase or decrease our stock compensation expense in future periods.

Foreign Currency Translation

We adopted the U.S. dollar as our functional currency on March 29, 2003. Since then, we have re-measured the carrying value of monetary balances denominated in currencies other than U.S. dollars at the balance sheet date rates of exchange. The gains or losses resulting from the re-measurement of these amounts have been reflected in earnings in the respective periods. We have measured non-monetary items and any related depreciation and amortization of such items at the rates of exchange in effect when the assets were acquired or obligations incurred. We have translated all other income and expense items at the average rates prevailing during the period the transactions occurred.

Prior to March 29, 2003, we measured the financial statements of our foreign subsidiaries using the local currency as the functional currency. Translation gains and losses were recorded in the cumulative translation account within accumulated other comprehensive loss included in Shareholders' equity.

In Fiscal 2008, we acquired certain foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, the financial statements of these subsidiaries are measured using the local currency and translated using the period-end balance sheet rate and the average rate for the Statement of Income (Loss). Any translation gains and losses are recorded in the cumulative translation account within accumulated other comprehensive loss included in Shareholders' equity using the period-end balance sheet rate.

Recently Issued Accounting Pronouncements

In April 2008, the FASB issued FASB Staff position No. 142-3, Determination of the Useful Life of Intangible Assets. This FASB Staff Position ("FSP") amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. We are required to adopt FSP 142-3 in the first quarter of Fiscal 2010. The requirements of this FSP are to be applied prospectively to intangible assets acquired after the effective date; we do not expect the adoption of FSP 142-3 to have a material impact on our financial position or results of operations.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures About Derivative Instruments and Hedging Activities. The new standard requires enhanced disclosures to help investors better understand the effect of an entity's derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. We are required to adopt SFAS 161 in the third quarter of Fiscal 2010. We do not expect the adoption of SFAS 161 to have a material impact on our financial disclosure.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations ("SFAS 141(R)") and No. 160, Non-controlling interests in Consolidated Financial Statements ("SFAS 160"). The statements significantly change the accounting for acquisitions that close beginning in 2009, both at the acquisition date and in subsequent periods; however, certain requirements of the statement regarding income taxes will impact the disclosure and accounting of our previously completed acquisitions. SFAS 141(R) and SFAS 160 are effective for public companies for Fiscal years beginning on or after December 15, 2008. SFAS 141(R) will be applied prospectively. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. Early adoption is prohibited for both standards. We are required to adopt SFAS 141(R) and SFAS 160 in the first quarter of Fiscal 2010. After the effective date of SFAS 141(R), we may be required to make an adjustment to income tax expense for changes in the valuation allowance for acquired deferred tax assets and to recognize changes in the acquired income tax positions in accordance with FASB Interpretation No. 48 ("FIN 48"). Previously, these amounts would be charged to goodwill or other intangible assets. We are not able to quantify the tax impact of this standard at this time. With the exception of the tax implications of SFAS 141(R) we do not expect the adoption of SFAS 141(R) or SFAS 160 to have any other material impact on our financial position or results of operations.

In June 2007,  the FASB  ratified the consensus  reached by the Emerging  Issues
Task Force on Issue No. 07-3, Accounting for Advance Payments for Goods or Services Received for Use in Future Research and Development Activities ("EITF 07-3"). EITF 07-3 indicates that non-refundable advance payments for future research and development (R&D) activities should be deferred and capitalized until the goods have been delivered (assuming the goods have no alternative future use) or the related services have been performed. EITF 07-3 also indicates that companies should assess deferred R&D costs for recoverability. Companies are required to adopt EITF 07-3 for new contracts entered into in Fiscal years beginning after December 15, 2007. Earlier application is not permitted. We are required to adopt EITF 07-3 in the first quarter of Fiscal 2009. We do not expect the adoption of EITF 07-3 to have a material impact on our financial position and results of operations.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 ("SFAS 159"). This statement allows companies to elect to measure certain eligible financial instruments and other items at fair value. Companies may choose to measure items at fair value at a specified election date, and subsequent unrealized gains and losses are recorded in income at each subsequent reporting date. SFAS 159 is effective for Fiscal years beginning after November 15, 2007, with earlier adoption permitted under certain circumstances. We do not anticipate electing to adopt SFAS 159 as the provisions of this standard will be negligible on our Company.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. The statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosure requirements regarding fair value measurements. SFAS 157 is effective for Fiscal years beginning after November 15, 2007, with earlier adoption permitted. We are required to adopt SFAS 157, along with related interpretations, no later than the first quarter of Fiscal 2009. We do not expect the adoption of SFAS 157 or related interpretations to have a material impact on our financial position or results of operations.

A. Operating Results

You should read this Item 5.A. in combination with the accompanying audited consolidated financial statements prepared in accordance with United States generally accepted accounting principles ("GAAP").

Business Overview

For over 30 years, we have delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. Our company is viewed as a single reporting segment, and, as such, no business segment information is being disclosed.

The following discussion and analysis explains trends in our financial condition and results of operations for the Fiscal year ended March 28, 2008, compared with the two previous Fiscal years. This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results.

Zarlink's year-end is the last Friday in March. The 2008 Fiscal year consisted of a 52-week period as compared to a 52-week period in Fiscal 2007, and a 53-week period in Fiscal 2006.

Results of Operations

                                                     2008       2007      2006
                                                   -----------------------------

Consolidated revenue                               $ 183.6    $ 142.6   $ 144.9

Income (loss) from continuing operations             (48.4)      15.8       2.0
Discontinued operations                                 --         --      46.8
Net income (loss)                                    (48.4)      15.8      48.8
Income (loss) per common share
   From continuing operations                        (0.41)      0.11     (0.01)
   From discontinued operations                         --         --      0.37
Basic and diluted                                    (0.41)      0.11      0.36
Weighted average common shares
  outstanding - millions
   Basic                                             127.3      127.3     127.3
                                                   =============================
   Diluted                                           127.3      127.4     127.4
                                                   =============================

Our Fiscal 2008 revenue increased by $41.0, or 29%, from Fiscal 2007. The revenue increase was driven mainly by an increase of $50.9 in our wired communications products, primarily as a result of the Legerity acquisition. This was partially offset by declines from our custom and foundry products. Our Fiscal 2007 revenue decreased by $2.3, or 2%, from Fiscal 2006. Revenue decreased mainly due to lower sales volumes of our legacy wired communications and medical ASIC products, which represented approximately 4% and 2%, respectively of the revenue decrease, partially offset by increased shipments of our foundry and timing products, which represented approximately 3% and 2%, respectively, of the increase.

In Fiscal 2008, we recorded a loss from continuing operations of $48.4, or $0.41 per share, before preferred share dividends of $2.4 and premiums on preferred share repurchases of $1.2. This compares to Fiscal 2007 income from continuing operations of $15.8, or income of $0.11 per share, preferred share dividends of $2.2 and premiums on preferred share repurchases of $0.1. The loss in Fiscal 2008 was driven primarily by: a $20.3 write-off of in-process R&D ("IPR&D"); an $18.2 loss on sale of our Swindon foundry; higher costs as a result of the Legerity acquisition; which were partially offset by a $5.5 gain on insurance as a result of a flood at the Swindon facility.

The loss from continuing operations in Fiscal 2008 also included the following:

      o     A gain on sale of our Mitel investment of $12.9;

      o     A gain on sale of land of $2.4;

      o     A gain on the sale of our packet switching business of $0.7;

      o     An impairment on design tools contracts of $4.2;

      o Severance and integration costs of $11.3, of which $4.9 was included in selling and administrative expenses, $5.7 was in cost of revenue, and $0.7 was included in research and development expenses; and

      o     Amortization of intangibles of $5.0.

The income from continuing operations in Fiscal 2007 included the following:

      o A gain on sale of business of $4.1 resulting from the sale of the packet switching product line;

      o Contract impairment and other charges of $1.1, of which $0.5 related to the closure of our leased facility in Irvine, California, resulting from the sale of the packet switching product line; and

      o Severance costs of $1.5, of which $1.0 was, included in research and development expenses, $0.6 was included in cost of revenue, and a recovery of $0.1 was included in selling and administrative expense.

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

Geographic Revenue

Our revenue based on the geographic location of customers was distributed as follows:

                                  % of              % of               % of
                          2008    Total     2007    Total     2006     Total
                         ---------------------------------------------------
Europe                   $ 53.4     29%    $ 56.0     40%    $ 53.3     37%
Asia/Pacific               84.9     46       40.5     28       46.2     32
United States              40.7     22       38.8     27       36.1     25
Canada                      2.4      2        5.5      4        7.3      5
Other Regions               2.2      1        1.8      1        2.0      1
                         ------    ---     ------    ---     ------    ---
Total                    $183.6    100%    $142.6    100%    $144.9    100%
                         ======    ===     ======    ===     ======    ===

Europe

Revenue from our European customers decreased by 5% in Fiscal 2008 from Fiscal 2007 due primarily to lower shipments of existing wired and foundry products, down 11% and 8% respectively. These declines were partially offset by sales from the acquired Legerity business, which represented 13% of the change in the region.

Revenue from our European customers increased by 5% in Fiscal 2007 from Fiscal 2006 due primarily to higher shipments of our custom and wired communication products, of which each represented 2% of the change in the region.

Asia/Pacific

Revenue in this region increased by 110% in Fiscal 2008 compared to Fiscal 2007 primarily as a result of additional sales of $43.5 from the acquired Legerity business.

Our revenue in the Asia/Pacific region decreased by 12% in Fiscal 2007 compared to Fiscal 2006 due mainly to lower sales volumes of our wired communication products.

United States

Our revenue in the United States increased by 5% in Fiscal 2008 from Fiscal 2007 primarily due to incremental revenue from the Legerity business.

Our revenue in the United States increased by 7% in Fiscal 2007 from Fiscal 2006 primarily due to higher sales volumes of our medical products, which represented 10% of the change. These improvements were partially offset by decreased shipments of our legacy communications products, which accounted for approximately 3% of the change.

Canada

Our Canadian revenues decreased by 56% in Fiscal 2008 from Fiscal 2007, and by 25% in Fiscal 2007 from Fiscal 2006. The decline in Fiscal 2008 was due primarily to lower shipments of our medical and foundry products, which represented approximately 16% and 34% of the change in Fiscal 2008. The decline in revenue in Fiscal 2007 compared to Fiscal 2006 was due to lower shipments from our wired communications products.

Other Regions

Our revenue from other regions increased by $0.4 or 22% in Fiscal 2008 compared with Fiscal 2007 due mainly to increased shipments of our wired business.

Our revenue from other regions decreased by 10% in Fiscal 2007 compared with Fiscal 2006 as explained by decreased shipments of our custom and foundry products representing 25% of the change, partially offset by higher shipments of our legacy wired communications products representing 15% of the change.

Revenue by Product Group

                                         % of            % of              % of
                                2008     Total   2007    Total     2006    Total
                               -------------------------------------------------
Revenue:
Wired Communications           $115.4     63%   $ 64.5     45     $ 67.5     47%
Medical                          28.0     15      28.2     20       32.2     22
Optical                          16.0      9      15.3     11       14.2     10
Custom and Foundry               24.2     13      34.6     24       31.0     21
                                -----    ---     -----    ---      -----    ---
Total                           183.6    100%    142.6    100%     144.9    100%
                                -----    ---     -----    ---      -----    ---

Wired Communications

Wired communications revenue increased by $50.9 or 79% in Fiscal 2008 when compared to Fiscal 2007. The increase was primarily a result of the incremental revenue from Legerity during the year of $56.9.

Wired communications revenue in Fiscal 2007 was $64.5 compared to $67.5 in Fiscal 2006, a decrease of 4%. This decrease was the result of lower product shipments from our legacy wired products.

Medical

Our Medical revenue was flat in Fiscal 2008 compared to Fiscal 2007. A decrease of 12% from our legacy products was offset by growth in our new products. The change in this group is the result of a product transition away from our legacy products. Approximately two-thirds of the revenue from our medical products was recorded in the third and fourth quarter of Fiscal 2008.

Our medical revenue decreased by 12% in Fiscal 2007 compared to Fiscal 2006, as a result of lower shipments from our legacy medical products.

Optical

Our optical revenue for Fiscal 2008 increased by 5% over Fiscal 2007 as a result of higher product shipments. Revenue in this group also included a full twelve months of revenue from our I/O product line that was acquired from Primarion compared to the ten months of revenue booked in Fiscal 2007.

Our Optical revenue in Fiscal 2007 increased by 8% compared to Fiscal 2006 as a result of incremental revenue from the acquired I/O product line.

Custom and Foundry

Custom and foundry revenue for Fiscal 2008 was $24.2 down 30% from Fiscal 2007. The decrease in revenue was the result of a flood at the Swindon facility in July, which resulted in a complete service shut down for over four months. The loss of revenue was partially offset by insurance proceeds for business interruption; however this was recorded against the associated cost of sales and not to the revenue line. Additionally, the sale of the foundry at the end of February resulted in only eleven months of revenue being recorded in the year compared to twelve months in Fiscal 2007.

Revenue in Fiscal 2007 was up 12% compared to the previous year as a result of increased product shipments in the foundry business.

Gross Margin

                                                 2008        2007         2006
                                                ------------------------------
Gross margin                                    $83.1       $74.4        $72.8
As a percentage of revenue                        45%         52%          50%

Our gross margin as a percentage of revenue was 45% for the year ended March 28, 2008, a decrease of 7% from Fiscal 2007 and a decrease of 5% from Fiscal 2006. Lower margins in Fiscal 2008 as compared to Fiscal 2007 were due mainly to a change in product mix in Fiscal 2008 as a result of the acquisition of Legerity. Gross margin in Fiscal 2008 was unfavorably impacted by severance costs of $1.9, as compared to $0.6 in the previous period.

Our gross margin as a percentage of revenue was 52% for the year ended March 30, 2007, an increase of two percentage points from Fiscal 2006. Improvements in Fiscal 2007 as compared to Fiscal 2006 were due mainly to a more favorable product mix in Fiscal 2007. Gross margin in Fiscal 2007 was unfavorably impacted by severance costs of $0.6, as compared to $0.4 in the previous period.

Operating Expenses

Research and Development ("R&D")

                                                 2008        2007         2006
                                                ------------------------------
R&D expenses - gross                            $51.8       $40.5        $41.4
Less:  NRE and government assistance             (4.1)       (7.8)        (3.9)
                                                ------------------------------
R&D expenses                                    $47.7       $32.7        $37.5

As a percentage of revenue                        26%         23%          26%

In Fiscal 2008, R&D expenses increased by $15.0, or 46%, as compared to Fiscal 2007. The increase in Fiscal 2008 resulted primarily from incremental R&D expenses incurred from the acquired Legerity business along with related integration costs of $0.2. Contributing to the increase in costs was severance of $0.5 incurred in Fiscal 2008, which was down from the $1.0 incurred in Fiscal 2007.

Our R&D expenses decreased by $4.8, or 13%, in Fiscal 2007 from Fiscal 2006. The decrease in Fiscal 2007 resulted primarily from higher reimbursement of development costs and government assistance in Fiscal 2007, and lower design tool costs. These cost reductions were partially offset by severance of $1.0 incurred in Fiscal 2007, as compared to a recovery of $0.1 in the previous year.

Our medical product strategy comprises a blend of ASSPs and custom design and development. This strategy allows us to develop highly differentiated custom designs from our intellectual property for our key customers, and furthermore, by enjoying close relationships with market leaders, it ensures that we are investing wisely in developing the right standard products. For custom designs, we receive Non-Recurring Engineering ("NRE") reimbursements, which are recorded as recoveries of R&D expenditures. These NREs are recognized upon achievement of milestones within development programs, thus the amounts will fluctuate from period to period.

During Fiscal 2007, we entered into an agreement with the Government of Canada through Technology Partnerships Canada, which will provide partial funding for one of our research and development projects. This agreement will provide funding for reimbursement of up to $7.1 ($7.2 million Cdn) of eligible expenditures. The TPC grant is repayable in the form of royalties of 2.61% on certain of the Company's revenues. During the year ended March 28, 2008, we recorded government assistance of $2.4 related to this agreement, which resulted in reducing our research and development expenses by this amount in the period.

Our R&D activities focused on the following areas:

o Ultra low-power integrated circuits and modules supporting short-range wireless communications for implantable medical devices and associated monitoring and programming equipment;

o     Synchronous   Ethernet  timing  products  that  support  the  delivery  of time-sensitive services over packet-based networks;

o Optical physical-layer integrated circuits, modules and complete solutions that provide communications systems customers with the ability to implement and easily manage high capacity, lower power fiber-optic interconnect links; and

o Voice interface products for access and residential equipment that enables carrier-class voice over-cable and voice-over-packet applications.

Selling and Administrative ("S&A")

                                                 2008        2007         2006
                                                ------------------------------
S&A expenses                                    $55.8       $37.3        $35.6
As a percentage of revenue                        30%         26%          25%

In Fiscal 2008, S&A expenses increased by $18.5, of 50%, as compared to Fiscal 2007. The increase in Fiscal 2008 resulted primarily from incremental expenses incurred from the acquired Legerity business along with related integration costs of $1.0. We also had higher severance costs, as we incurred severance of $4.0 in Fiscal 2008, compared to a recovery of $0.1 in Fiscal 2007.

Our S&A expenses in Fiscal 2007 increased by $1.7, or 5%, as compared to Fiscal 2006. Higher expenses were attributed primarily to higher corporate governance costs, as we complied with Section 404 of the Sarbanes-Oxley Act. We also had higher costs to operate our facilities as compared to the previous year. These expense increases were partially offset by lower severance, as we incurred severance of $1.0 in Fiscal 2006 as compared to a recovery of $0.1 in Fiscal 2007.

Stock Compensation Expense

Effective April 1, 2006, at the beginning of Fiscal 2007, we adopted SFAS 123R, Share-Based Payment ("SFAS 123R"), and began expensing the fair value of stock-based awards to employees under the provisions of SFAS 123R. Prior to this date, we recorded stock compensation expense using the intrinsic value method. Under the intrinsic value method, fixed stock compensation expense is recorded in instances where the option exercise price is set lower than the market price of the underlying stock at the date of grant. Fixed stock compensation cost is amortized to expense over the vesting period of the underlying option award. On March 20, 2006, we accelerated all stock options with exercise prices equal to or greater than Cdn $4.00 and U.S. $3.48 per share. The accelerations resulted in eliminating our stock compensation expense in future years related to these options. As a result of adopting SFAS123R in Fiscal 2007, we recorded stock compensation expense of $2.0 for the year ended March 28, 2008 (2007 - $1.4).

Stock compensation expense in Fiscal 2008 and 2007 was recorded as follows:

                                                2008           2007
                                               ------         ------
      Selling and administrative                $1.6           $1.2
      Research and development                   0.3            0.1
      Cost of revenue                            0.1            0.1
                                               ------         ------
                                                $2.0           $1.4
                                               ======         ======

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

As at March 28, 2008, total unrecognized compensation cost related to non-vested awards was $4.4 (2007 - $5.1), and the weighted-average period over which this expense is expected to be recognized is approximately three years. Our stock compensation expense in future periods will be impacted by many variables and thus is expected to fluctuate based on factors including number of options granted, options forfeited, share prices, option prices, share price volatility, the risk free interest rate, and expected option lives.

Acquired In-Process Research and Development ("IPR&D")

As a result of the acquisition of Legerity during the second quarter, we determined that $20.3 of the purchase price was attributable to in-process research and development, based upon recognized valuation principles. This value is attributable to the discounted expected future cash flows to be earned as a result of new products generated from research and development activities not yet completed by Legerity at the time of acquisition. In accordance with the respective generally accepted accounting principles, we expensed this value during the second quarter of Fiscal 2008.

Contract Impairment and Other

In conjunction with the integration of the acquired Legerity business during the second part of Fiscal 2008, we incurred contract impairment costs on unused design tools of $4.1 in Fiscal 2008 (2007 - $1.1; 2006 - $5.7). Additionally, in Fiscal 2008, we incurred contract impairment and other costs of $0.5, relating primarily to excess space resulting from the workforce reductions in our Caldicot facility.

In Fiscal 2007, as a result of the sale of the assets of our packet switching product line, which is discussed elsewhere in this Item 5, we closed our leased facility in Irvine, California. We recorded a charge of $0.5 in contract impairment and other related to idle space under lease contract for this facility, and an additional $0.1 due to a change in estimated lease costs for idle and excess space from exit activities implemented and completed in prior years. We also recorded $0.5 of additional contract settlement costs related to our defined benefit pension plan in the U.K. This plan was wound up in Fiscal 2003; however, in Fiscal 2007, we received a final assessment of the individual employee liabilities provided by the plan administrator. We do not expect to incur additional costs related to this contract settlement.

During Fiscal 2006, we performed a review of the usage of our software design tools. As a result of this review, we recognized impairment on design tools no longer in use of $5.4. In addition, we recorded an expense of $0.3 resulting from a change in estimated lease costs for idle and excess space from exit activities implemented and completed in prior years.

Asset Impairment

During Fiscal 2008 and Fiscal 2007 we did not record any asset impairments.

Acquisition of Business and Intangible Assets

Legerity Acquisition

On August 3, 2007, we acquired Legerity for $137.3 of cash, including $2.8 of direct transaction costs. We have accounted for the acquisition by using purchase accounting. Our consolidated statement of income (loss) for Fiscal 2008 includes results of operations of the acquired business subsequent to the acquisition date. The acquisition is expected to increase our presence in the voice-over-packet market. Both companies design complementary technologies that enable high-quality voice services, and the acquisition is expected to result in increased economies of scale, and enable use to have a broader offering of products and services with which to engage customers.

The purchase price was allocated as follows:

Current assets                                        $ 22.7
Goodwill                                                43.1
Intangible assets                                       60.0
Long term assets                                         3.8

Current liabilities                                    (11.0)
Long term liabilities                                   (1.6)
Acquired in-process R&D                                 20.3
                                                      ------
Total purchase price                                  $137.3
                                                      ======

Tangible assets and liabilities were recorded at fair value. Intangible assets were identified and valued through an analysis of data provided by Legerity and our company concerning revenue, earnings, and cash flow projections, customers and attrition factors, use of technologies, the stage of product development, and risk factors. Developed technology and acquired in-process R&D were valued using the income approach. This method reflects the present value of the future earnings capacity that is available for distribution to the owners of this asset. Customer relationship assets were valued using the income approach. This method reflects the present value of operating cash flows generated by these relationships. The Legerity acquisition was a non-taxable transaction for tax purposes. However, as part of the acquisition, we assumed approximately $50.5 of goodwill that is expected to be deductible for tax purposes. The allocation of purchase price has not been finalized with respect to our tax assets and liabilities, which if modified, would result in a change to recorded goodwill.

Acquired in-process R&D was expensed upon acquisition during the second quarter of Fiscal 2008. The acquired intangible assets are being amortized on a straight-line basis over their weighted-average useful lives as follows:

Developed technology                                  8 years
Customer relationships                                10 years
Total (weighted-average life)                         9 years

In accordance with SFAS 142, Goodwill and Other Intangible Assets, goodwill is not amortized, however will be reviewed annually for impairment, or more frequently if impairment indicators arise.

The following table summarizes the intangible asset values as at March 28, 2008:

                                                      Mar. 28, 2008
                                         --------------------------------------
                                                       Accumulated
                                            Cost       Amortization       Net
                                         -----------   -------------  ---------
Developed technology                        $37.7         $(3.1)        $34.6
Customer relationships                       22.3          (1.5)         20.8
                                            -----         -----         -----
Total                                       $60.0         $(4.6)        $55.4
                                            =====         =====         =====

Total amortization expense in Fiscal 2008 was $4.6. Future amortization expense is expected to be 2009 - $6.9, 2010 - $6.9, 2011 - $6.9, 2012 - $6.9, 2013 -
$6.9, thereafter $20.9.

The following unaudited pro forma information reflects the results of continuing operations as if the Legerity acquisition had been completed as of April 1, 2006. The results of operations for Fiscal 2008 included in-process R&D write-off of $20.3 related to the acquisition.

                                               --------------------------------
                                               Mar. 28, 2008      Mar. 30, 2007
                                               --------------     -------------
Revenue                                            $219.8             $255.5
Net income (loss)                                   (52.1)               8.4
                                                   ------             ------
Net income (loss) per share - basic and
   diluted                                         $(0.43)            $ 0.05
                                                   ======             ======

Optical Business of Primarion Inc.

On May 19, 2006, we acquired the assets and intellectual property comprising the optical I/O (in/out) business of Primarion, Inc. (Primarion) for $7.1 in cash, including $0.1 of direct transaction costs. The acquisition enabled us to provide optical solutions that combine our existing technology with Primarion's products. The acquisition was accounted for in accordance with SFAS 141, Business Combinations.

The purchase price was allocated as follows:

Current Assets                                        $0.4
Long term assets                                       6.7
                                                      ----
Total purchase price                                  $7.1
                                                      ====

Tangible assets were recorded at fair value. Intangible assets were identified and valued through an analysis of data provided by Primarion and ourselves concerning target markets, the stage of product development, the anticipated timing of development of next generation versions of products, expected revenue generation, and risk factors. Proprietary technology was valued using both a cost method and the relief from royalty method. The relief from royalty method quantifies the benefit to our company on the basis that we are relieved from paying royalties for the continued use of the assets. Customer relationship assets were valued using the excess earnings approach. This method measures the benefit to the company which exceeds an appropriate rate of return on the assets. The non-competition agreements were valued at fair value. Approximately $2.9 of the goodwill is expected to be deductible for tax purposes.

The acquired intangible assets are being amortized on a straight-line basis over their weighted-average useful lives as follows:

Proprietary technology                                4 years
Customer relationships                                6 years
Non-competition agreements                            3 years
Total (weighted-average life)                         5 years

In accordance with SFAS 142, Goodwill and Other Intangible Assets, goodwill is not amortized, however will be reviewed annually for impairment, or more frequently if impairment indicators arise.

The following table summarizes the intangible asset values as at the year ended 2008 and 2007:

                                  Mar. 28, 2008             Mar. 30, 2007
                            ------------------------   ------------------------
                                  Accumulated                Accumulated
                            Cost  Amortization   Net   Cost  Amortization   Net
                            ----  ------------  ----   ----  ------------  ----
Proprietary technology      $0.6     $(0.3)     $0.3   $0.6     $(0.1)     $0.5
Customer relationships       0.8      (0.2)      0.6    0.8      (0.1)      0.7
Non-competition agreements   0.5      (0.3)      0.2    0.5      (0.1)      0.4
                            ----     -----      ----   ----     -----      ----
Total                       $1.9     $(0.8)     $1.1   $1.9     $(0.3)     $1.6
                            ====     =====      ====   ====     =====      ====

Amortization expense in Fiscal 2008 was $0.4. Estimated future amortization expense related to these intangible assets is expected to be as follows: 2009 - $0.4; 2010 - $0.3; 2011- $0.2, 2012 - $0.1 and thereafter - $0.1.

Sale of Businesses

Swindon Foundry

On February 29, 2008, we sold our analog foundry in Swindon, UK to MHS, a subsidiary of MHS Industries Group for one British pound. In addition, Zarlink paid MHS (euro)2 million to support restructuring initiatives. The two companies signed a three-year wafer supply agreement to ensure continuity of wafer supply for Zarlink, under which Zarlink deposited $4.5, representing about nine months of product orders.

Zarlink transferred all assets relating to the Swindon foundry to MHS, including the analog foundry and equipment, employees, third party inventory and other assets excluding cash on hand, accounts receivable and accounts payable pursuant to a sale and purchase agreement dated February 29, 2008.

As a result of this asset sale, we recorded a loss of US$18.2, which was recorded on the income statement under loss (gain) on sale of business.

As part of the sale of the Swindon foundry, we entered into a transition services agreement ("TSA") with MHS whereby we would provide IT, data transfer, finance, test and assembly, engineering support and supply chain management services for an initial period up to February 28, 2009. Additionally, under the TSA, MHS will provide Zarlink with rental space, IT support, health and safety and supply chain management support. The services under the TSA are being charged at their fair market value and the net payable or receivable at the end of the TSA will be settled in cash by the owing party.

Packet Switching

On October 25, 2006, we sold the assets of our packet switching product line to Conexant Systems Inc. (Conexant), for cash and other consideration, including a cash payment at closing of $5.0, and additional amounts contingently owing based on revenue performance of the product line over the next two years. If
Conexant's revenue from sales in this product line exceeds certain revenue targets, then Conexant is required to pay us up to $2.5 of additional consideration.

We recorded a gain on sale of business of $4.1 related to this transaction in Fiscal 2007. On the date of the sale, we determined that there was uncertainty surrounding whether the revenue targets will be met. As such, we did not include the contingent consideration as part of the sale proceeds. We will record the contingent consideration, if any, as a component of the gain on sale of business in the periods that the revenue targets are met. In the third quarter of Fiscal 2008 as a result of the product line meeting some of its revenue targets, we recorded a gain of $0.7. We are still eligible to receive a payment based on product line performance; however, any gain will only be recognized if and when the revenue target is met.

Wafer Fabrication Facility in Plymouth, U.K

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

Other Non Operating Income and Expense

Gain on Sale of Mitel Investment

In August 2007, we exercised our amended put right on our share investment in Mitel Networks Corporation ("Mitel"). As these shares had been recorded with no book value, we realized a gain of $12.9, equivalent to the proceeds received. The investment was written down to its Nil book value in Fiscal 2003, when we believed that its original carrying value of $11.5 would not be realized in the foreseeable future.

Gain on Insurance Settlement

On July 20, 2007, a flood as a result of record rainfall and the breach of a nearby river affected our analog foundry in Swindon, UK. A complete services shutdown was required as a result of this flood. We carry insurance for the loss of physical plant and business interruption, with a deductible of $1.0.

In Fiscal 2008, the net insurance claim was as follows:

Business interruption insurance                        $ 6.0
Fixed assets                                           $ 4.5
Other expenses                                         $ 8.1
                                                       -----
Total insurance claim                                  $18.6
                                                       =====

As at March 28, 2008, we have finalized all claims with our insurance carriers and have received insurance proceeds of $18.6, of which $14.1 was included in cash flows from operations, and $4.5 was included as cash flows from investing activities for amounts related to replacement of fixed assets. We recorded gains from insurance of $5.5, of which $4.5 related to fixed assets and $1.0 related to other expenses.

Gain on Sale of Asset

On November 29, 2007, we sold a parcel of surplus land in Jarfalla, Sweden. The proceeds from the sale of this parcel of land were $2.7 (17.7 million Swedish krona), resulting in a gain on sale of an asset net of transaction costs of $2.4.

Amortization of Debt Issue Costs

We incurred approximately $3.7 in costs associated with issuing our long-term debt - convertible debentures in Fiscal 2008. These costs have been capitalized, and will be amortized over the five-year term of the debt. As a result, we have recorded amortization costs of $0.5 related to these debt issue costs during the year, as compared to Nil in the same periods in Fiscal 2007.

Interest Income

Our interest income was $3.5 for the year ended March 28, 2008, as compared to $5.4 in Fiscal 2007 and $2.5 in Fiscal 2006. The decrease was mainly due to lower cash balances as a result of acquiring Legerity.

Interest Expense

Our interest expense was $3.1 for the year ended March 28, 2008, as compared to $Nil in Fiscal 2007 and Fiscal 2006. The increase is principally due to eight months of interest on our convertible debentures. The convertible debentures bear interest at 6% per annum and were issued in order to partially fund the acquisition of Legerity.

Foreign Exchange Gains and Losses

Our foreign exchange losses in Fiscal 2008 were $1.5, as compared to gains of $0.1 and $1.1 in Fiscal 2007 and 2006, respectively. We record net gains and losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, according to period-end market rates. As a result of our convertible debentures being denominated in Canadian dollars, while our functional currency is the U.S. dollar, we are required to revalue these debentures to U.S. dollars at the period-end market rates. This revaluation will result in us incurring non-cash foreign currency gains or losses. The foreign exchange loss during Fiscal 2008 was primarily a result of the impact of the weakening U.S. dollar on our long-term debt.

A five percentage point change in the Cdn/U.S. exchange rate will have a non-cash foreign exchange impact of approximately $4.0 to our earnings in a given Fiscal period.

During Fiscal 2006, we secured our Swedish pension liability by directly pledging cash denominated in Swedish krona. As at March 28, 2008, the Swedish pension liability of $20.3 is comprised of $16.9 (100.7 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $3.4 as determined under the U.S. GAAP provisions of SFAS 87, Employers' Accounting for Pensions. This investment strategy has acted as a natural hedge against foreign exchange movements on the pension liability in Sweden. As a result, our exposure to foreign exchange gains and losses on this liability has been partially mitigated.

Income Taxes

Our effective tax rate is based on pre-tax income, statutory tax rates and tax planning strategies available to us in the various jurisdictions in which we operate. In determining net income, significant judgment is required in determining our effective tax rate, in evaluating our tax positions and in determining the recoverability of deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenues and expenses. We establish reserves when, despite our belief that our tax return positions are supportable, we believe that these positions may be challenged. We adjust these reserves as warranted by changing facts and circumstances. Although we believe our estimates are reasonable, the final outcome of these matters may differ from what is reflected in our historical income tax provisions and accruals.

At the beginning of the year we implemented FIN 48 relating to uncertain tax positions. This standard requires a company to assess its tax filing positions in all jurisdictions it operates and determine whether it is required to record benefits or charges with respect to any of the above filing positions. The implementation of this standard had no material impact on the financial statements in Fiscal 2008. A number of years may elapse before a particular matter for which we have established a reserve is audited and finally resolved. The number of years for which we have audits that are open varies depending on the tax jurisdiction. While it is often difficult to predict the final outcome or the timing of the resolution, we believe that our reserves reflect the probable outcome of known uncertain tax positions. Favorable resolutions will be recognized as a reduction of tax expense in the year of resolution. Unfavorable resolutions will be recognized as a reduction to our reserves, a cash outlay for settlement and a possible increase to our annual tax provision. Such differences could have a material impact on the income tax provision and operating results in the period in which such determination is made.

Our income tax expense in Fiscal 2008 was $0.2, compared with an income tax recovery of $3.2 in Fiscal 2007 and $2.5 in Fiscal 2006.

Our Fiscal 2008 expense relates primarily to a domestic current tax recovery offset by foreign taxes payable and accrued FIN 48 taxes in our domestic and foreign operations. The remaining expense relates primarily to the reversal of domestic deferred taxes related to the above recovery, which we had set up as recoveries in previous years.

The recovery of $1.9 in Fiscal 2007 relates primarily to the closure of past tax audits during the year, which resulted in additional tax refunds and the release of previously booked provisions. An additional $1.3 of the recovery in Fiscal 2007 relates to deferred tax benefits, which we expect to realize in the future.

During Fiscal 2006, audits related to our 2001 Canadian federal tax return were substantially completed. Based on the results of these audits and our periodic review of the provision, we recorded a recovery of taxes related to items settled or closed during the year. This recovery was partially offset by an increase in our tax provision for estimated additional costs, expected to be incurred, to settle outstanding issues relating to Fiscal years still subject to audit. These adjustments resulted in a net recovery of $0.5. In addition, during Fiscal 2006, we sold our RF Front-End Consumer business in the U.K. In accordance with the provisions of SFAS 109, Accounting for Income Taxes, as a result of losses incurred in the U.K. in the latter part of the year, we recorded a tax benefit of $2.1 from continuing operations. An offsetting expense of $2.1 was recorded against the gain realized on discontinued operations. We have also recorded a provision for income taxes related to our estimate of tax expense on the gain. The remaining provision recorded in Fiscal 2006 relates to federal minimum taxes and taxes payable in foreign jurisdictions.

In Fiscal 2008, our effective tax rate was lower than the 35% domestic tax rate due to an increase in our valuation allowance, net of tax recoveries in Canada and tax expense in our foreign jurisdictions. In Fiscal 2007, our effective tax rate was lower than the 35% domestic tax rate due to refunds received on settlement of past audits and the release of previously booked provisions. In Fiscal 2006, our effective tax rate was higher than the 35% domestic tax rate due to recoveries from provisions released and the impact of tax recoveries booked on continuing operations, partially offset by income tax expense booked in discontinued operations as a result of the sale of our RF Front-End Consumer Business. See also Note 23 to Item 18 of this Form 20-F.

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable losses and uncertainties relating to future taxable income in the periods in which the deferred tax assets may be utilized, we have established a valuation allowance at the end of Fiscal 2008 of $240.0 (2007 - $193.5). The increase in the valuation allowance relates primarily to the Legerity acquisition and changes in the foreign exchange rates in our domestic and foreign jurisdictions. This increase was partially offset by changes in corporate tax rates, and by the utilization of temporary differences in both our domestic and foreign operations.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

Discontinued Operations

RF Front-End Consumer Business

On November 15, 2005, we sold the assets of our RF Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (UK) Limited ("Intel"), for $68.0. The sale resulted in a gain of $53.6 during Fiscal 2006.

The following table shows the results of the RF Front-End Consumer Business, which are included as discontinued operations:

                                                 2008          2007        2006
                                                 -----        -----       -----
Revenue                                          $  --        $  --       $34.1
                                                 -----        -----       -----

Operating loss from discontinued operations         --           --        (6.8)
Gain on disposal, net of tax of $3.9                --           --        53.6
                                                 -----        -----       -----
Income (loss) from discontinued operations       $  --        $  --       $46.8
                                                 =====        =====       =====

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
                                                            =====

Net Income (Loss)

We recorded a net loss of $48.4, or $0.41 per share in Fiscal 2008, as compared to net income of $15.8, or $0.11 per share in Fiscal 2007. We reported net income of $48.8, or $0.36 per share in Fiscal 2006. The net loss in Fiscal 2008 included a loss on sale of our Swindon foundry of $18.2, an expense relating to IPR&D of $20.3, a gain on sale of shares of $12.9, a gain on sale of business $0.7, and a gain from flood insurance of $5.5. The net income in Fiscal 2007 included a gain on sale of business of $4.1 and income tax recovery of $3.2, which are discussed in the section called "Sale of Businesses" in this Item 5. We also benefited in Fiscal 2007 from lower operating expenses and contract impairment and other costs as compared to Fiscal 2006. The net income in Fiscal 2006 was primarily attributed to income from discontinued operations of $46.8 resulting from the sale of the RF Front-End Consumer Business, as well as an income tax recovery of $2.5, both of which are discussed in the section called "Sale of Businesses" in this Item 5.

Common Shares Outstanding

As  at  May  30,  2008,  there  were   127,345,682   Common  Shares  of  Zarlink
Semiconductor Inc., no par value, issued and outstanding.

B. Liquidity and Capital Resources

Our principal source of liquidity as at March 28, 2008, was cash, cash equivalents, and short-term investments totaling $42.6 (2007 - $114.6). Included in these amounts as at March 28, 2008, were cash and cash equivalents of $42.4 (2007 - $111.3), and short-term investments of $0.2 (2007 - $3.3). We believe that our existing cash, cash equivalents, short-term investments, and restricted cash balances, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, preferred share payments and repurchases, and other cash outflows for the foreseeable future.

Operating Activities

Cash used in operating activities during Fiscal 2008 was $12.1 as compared to cash generated from operating activities of $4.8 during Fiscal 2007.

Cash flow used in operations before changes in working capital was $5.1 during Fiscal 2008 compared to cash flow generated from operations of $16.6 during Fiscal 2007. Our cash flows from operations deteriorated during Fiscal 2008 mainly due to the following items:

o     A net loss of $48.4 compared to a net income of $15.8 in Fiscal 2007;

Partially offset by:

o     A gain on sale of our Mitel investment of $12.9; and

o     A $5.5 gain on insurance settlement.

Since March 31, 2007, our non-cash working capital, as reflected in the consolidated statements of cash flows, decreased by $7.0. After considering the impact of Legerity acquisition our non-cash working capital changed, mainly as a result of the following:

o An increase in receivable balances totaling $0.4, as a result of the timing of product revenues during the quarter;

o An increase in prepaid expenses and other totaling $3.7, as a result of the wafer supply agreement entered into as part of the Swindon foundry sale; and

o An increase in inventories of $3.0 as a result of the inclusion of Legerity's operations during the year;

Partially offset by:

o     An increase in payables and accrued liabilities totaling $0.2.

In comparison, our non-cash working capital decreased by $11.8 during Fiscal 2007, mostly due to the following:

o A reduction of payables and accrued liabilities of $9.4 due primarily to amounts paid to Intel of approximately $5.7 in conjunction with a transitional service agreement following the sale of our RF Front-End Consumer Business, and a reduction in our provisions for exit activities due mainly to a payment on a design tool contract;

o An increase in accounts receivable due in part to the timing of sales and collections during the periods, and due to amounts owing under a foundry supply and wafer sourcing agreement; and

o An increase in inventories of $1.6 due mainly to accommodate changes in customer order patterns, as in Fiscal 2007, we saw a trend whereby certain customers were starting to request shorter lead times;

Partially offset by:

o A decrease in prepayments of $2.4 due mainly to the timing of payments on software design tool contracts.

Investing Activities

Cash used in investing activities was $123.2 for the year ended March 28, 2008, compared to cash provided from investing of $16.9 during Fiscal 2007. The net cash outflow from investing activities during Fiscal 2008 included the following:

o The acquisition of Legerity business for $136.0, including transaction costs, net of acquired cash from Legerity;

o Expenditures for fixed assets of $7.6, including the replacement of assets damaged in the flood at our Swindon foundry; and

o     Disbursements of $3.6 related to the sale of our Swindon foundry;

Partially offset by:

o     Proceeds of $12.9 from the sale of our investment in Mitel;

o     The maturity of short-term investments of $3.3;

o     Proceeds from insurance related to fixed assets of $4.5; and

o     Proceeds from the sale of land in Sweden of $2.7.

The net cash inflow from investing activities during Fiscal 2007 included the following:

o     The maturity of short-term investments totaling $24.6; and

o     Net proceeds on the sale of our packet switching product line of $4.7;

Partially offset by:

o     The acquisition of the Primarion business for $7.1;

o     The purchase of short-term investments totaling $3.3; and

o Expenditures for fixed assets of $2.1, primarily related to improvements to information technology resources.

In conjunction with the sale of the Systems business in Fiscal 2001, we obtained ownership of 10,000,000 common shares of Mitel. On August 16, 2007, we exercised our amended put right, and received payment from Mitel of $12.9. During Fiscal 2008, we recorded a gain of $12.9 on the sale of these shares, as they were written down to a Nil book value in Fiscal 2003, when we believed that the original carrying value of $11.5 would not be realized in the foreseeable future.

Financing Activities

Cash generated from financing activities during Fiscal 2008 totaled $65.5. The cash inflow was primarily the result of the following:

o The issuance of $74.5 in convertible debentures to assist in financing our acquisition of Legerity;

Partially offset by:

o     A decrease in restricted cash and cash equivalents of $0.3;

o     The repurchase of $2.6 of preferred shares;

o     The payment of $2.4 for dividends on the preferred shares; and

o     Debt  issue  costs  of  $3.7   associated  with  issuing  the  convertible
      debentures.

Cash used in financing activities during Fiscal 2007 totaled $1.7. The cash outflow was primarily the result of the following:

o     The payment of $2.2 for dividends on the preferred shares;

Partially offset by:

o     A decrease in restricted cash and cash equivalents of $0.7.

We pay quarterly dividends on our preferred shares of $0.49 (Cdn$0.50) per share. Subject to foreign exchange rate fluctuations, we expect to pay approximately $2.4 in dividends in Fiscal 2009. We are also required to make reasonable efforts to purchase 22,400 preferred shares in each calendar quarter at a price not exceeding $24.56 (Cdn$25.00) per share plus costs of purchase. If the market price of the shares falls below this price, we expect to repurchase approximately $2.2 of preferred shares in Fiscal 2009.

In addition to our cash, cash equivalents and short-term investment balances, we have credit facilities of $1.5 (Cdn $1.5) available for letters of credit. As at March 28, 2008, we had used $1.5 of our credit facilities, accordingly, we had no unused facilities available for letters of credit. The outstanding letters of credit related to our Supplementary Executive Retirement Plan ("SERP").

As at March 28, 2008, we have pledged $17.3 (103 million Swedish krona) in restricted cash and cash equivalents to secure our pension liability of $20.3 in Sweden. The Swedish pension liability is comprised of $16.9 (100.7 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $3.4 as determined under the U.S. GAAP provisions of SFAS 87, Employers' Accounting for Pensions.

While we have already pledged $17.3 of cash to secure the Swedish pension liability, we also have the option to purchase insurance to fully fund this pension liability in the future. If we were to fully fund this pension plan, we would have no further obligations under the plan. In order to fully fund this pension plan, we would be required to pay a premium equivalent to the net present value of the interest costs that would otherwise accrue in the future. The decision to fully fund the pension plan would result in an expense, and cash outflow, equivalent to this premium, which could materially affect our results of operations in that period.

C. Research and Development, Patents, and Licenses, etc.

Our R&D programs are primarily directed at developing intellectual property in the areas of IC and optical process development, communications ICs, optoelectronic components, and ultra low-power semiconductors. Our R&D expense amounted to $47.7 in Fiscal 2008, as compared to $32.7 and $37.5 in Fiscal 2007 and Fiscal 2006, respectively.

R&D programs include development of intellectual property in the areas of network timing and synchronization, voice interface applications, and voice processing functions and data center and computer cluster interconnect.

In addition, research and development efforts are focused on developing ultra low-power integrated circuits supporting short-range communications for wireless telemetry applications.

We maintain product design centers in Ottawa, Canada; Jarfalla, Sweden; San Diego, Austin and Phoenix in the United States; Caldicot, and Plymouth in the United Kingdom; and Rotterdam in the Netherlands.

Refer also to Item 5A - Operating Results.

D. Trend Information

Refer to Item 5A - Operating Results, for a discussion of our most significant recent trends in production, sales and inventory.

E. Off-balance Sheet Arrangements

Performance Guarantees

Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. We have an outstanding performance guarantee related to a managed services agreement ("project agreement") undertaken by the Communications Systems business ("Systems"), which is now operated as Mitel Networks Corporation ("Mitel"). We continue to guarantee performance under the project agreement following the sale of the Systems business. The project agreement and performance guarantee extend until July 31, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments we could be required to make under the guarantee at March 28, 2008, was $39.8 (20.0 million British pounds), assuming we are unable to secure the completion of the project. We are not aware of any factors that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, we believe that an alternate third-party contractor could be secured to complete the agreement requirements. We have not recorded a liability in our consolidated financial statements associated with this guarantee.

In connection with the sale of the Systems business, we provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at March 28, 2008, we do not expect these tax indemnities to have a material impact on our financial statements.

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

Supply Agreements

We have wafer supply agreements with six independent foundries, which expire from Fiscal 2009 to 2011. Under these agreements, the suppliers are obligated to provide certain quantities of wafers per year. None of the agreements have minimum unit volume purchase requirements. These agreements are typically renewed prior to their expiry dates, or automatically renew for a specified period under the existing terms and conditions unless either party provides notification of these changes to the other party.

F. Tabular Disclosure of Contractual Commitments

The following tables provide a summary of the effect on liquidity of our contractual obligations as of March 28, 2008:

                                               Payments Due by Period
                                   ------------------------------------------
                                          Less than  1 - 3   4 - 5  More than
Contractual Commitments            Total   1 year    years   years   5 years
                                   ------------------------------------------
Operating Leases (1)               $27.7    $ 9.0    $17.2    $1.5    $ --
Purchase Commitments (2)            10.6      2.6      6.9     1.1      --
Income tax contingency
  payments (3)                     $ 7.5    $  --    $  --    $ --    $7.5
                                   =====    =====    =====    ====    ====
Total Contractual Commitments      $45.8    $11.6    $24.1    $2.6    $7.5
                                   =====    =====    =====    ====    ====

(1) Operating lease commitments does not include payments to be received under non-cancelable sublease agreements.

(2) Purchase commitments consist primarily of purchase design tools and software for use in product development. Wafer purchase commitments have not been included in the above table, as the pricing and timeframe of payment are not fixed, and will vary depending on our manufacturing needs. We do not presently have commitments that exceed expected wafer requirements.

(3) The recorded liability in accordance with FIN 48 as of March 28, 2008, is reflected as owing in more than five years in the table above, as we cannot reasonably estimate the years in which these liabilities may be settled.

As at March 28, 2008, we had commitments that expire as follows:

                                         Total    Less than 1 year
                                       ---------  ----------------
Letters of Credit (4)                    $ 1.5         $ 1.5
Guarantees (5)                            17.3          17.3
                                         -----         -----
Total Commercial Commitments             $18.8         $18.8
                                         =====         =====

(4) Cash and cash equivalents of $Nil have been hypothecated under our credit facility to cover these letters of credit, as discussed elsewhere in this
      Item 5.

(5)   We have pledged $17.3 as security toward our Swedish pension liability.

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

Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market acceptance of new products; our ability to successfully integrate future acquisitions; our dependence on our foundry suppliers and third-party subcontractors; our limited visibility of demand in our end markets, our ability to operate profitably and generate positive cash flows in the future; and other factors referenced elsewhere in this Form 20-F.

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the name, age and position of each director and executive officer of our company.

Name                        Age        Position held since      Positions

Dr. Adam Chowaniec(1)       58         February 19, 2007        Director

Oleg Khaykin                43         November 12, 2007        Director

Hubert T. Lacroix(2,3,4)    52         July 21, 1992            Director

J. Spencer Lanthier(2,3)    67         May 14, 2003             Director

Kirk K. Mandy(4)            52         July 23, 1998 (5)        Director, President and Chief Executive
                                                                Officer

Jules Meunier (1,2)         52         July 31, 2002            Director

Dennis Roberson (1)         59         November 11, 2004        Director

Dr. Henry Simon(3,4,6)      77         July 21, 1992            Director and Chairman


Henry Perret                62         August 3, 2007           Senior Vice President and General Manager,
                                                                Wired Communications

Donald G. McIntyre          60         October, 1998            Senior Vice President Human Resources,
                                                                General Counsel
                                                                and Corporate Secretary

Scott Milligan              47         May 19, 2003             Senior Vice President Finance and Chief
                                                                Financial Officer

Stephen J. Swift            55         April, 2001              Senior Vice President and General Manager,
                                                                Medical Communications

Dr. Stan Swirhun            53         June 9, 2005             Senior Vice President and General Manager,
                                                                Optical Communications

Gary Tanner                 55         August 3, 2007           Senior Vice President and General Manager,
                                                                Operations

(1)   Member of the Compensation and Human Resources Development Committee
(2) Member of the Audit Committee (established in accordance with the Canada Business Corporations Act)
(3)   Member of the Nominating and Corporate  Governance Committee
(4)   Member of the Executive Committee
(5) Board member since July 23, 1998, President and Chief Executive Officer since February 16, 2005
(6)   Director since July 21, 1992, Chairmen since July 21, 1994

Dr. Adam Chowaniec has been the Chairman and Chief Executive Officer of Amiga2 Corporation, a consulting and Investment Company, since 2002. Dr. Chowaniec was the founding Chief Executive Officer of Tundra Semiconductor Corporation on December 15, 1995 and served in that position until December 2005. Dr. Chowaniec is also Chairman of the Board of Directors of Tundra Semiconductor Corporation, former Chair of the Ontario Research and Innovation Council, and serves on numerous other boards of directors in Canada and the United States, including BelAir Networks, Liquid Computing Corporation, Acentru and Microbridge Corporations. Dr. Chowaniec is a member of the board of the Export Development Corporation of Canada and has held advisory positions with the Ottawa Economic Development Corporation, the National Research Council's Industrial Research Assistance Program, the Ottawa Health Research Institute and the Natural Science and Engineering Council of Canada. He is also the vice-chair of the Museum of Nature's national fundraising campaign. He holds a Master's degree in Electrical Engineering from Queen's University (Canada), as well as both a Bachelor of Engineering and a Ph.D. from the University of Sheffield (England).

Mr. Oleg Khaykin has been President and Chief Executive Officer and a member of the Board of Directors of International Rectifier Corporation, a manufacturer of power semiconductors, since March 2008. Mr. Khaykin acted as Executive Vice President and Chief Operating Officer of Amkor Technology, a leading provider of advanced semiconductor assembling and test services, from May 2003 to March 2008. From May 1999 to May 2003, Mr. Khaykin was the Vice President of Strategy and Business Development for Conexant Systems Inc./Mindspeed, a company that designs, develops and sells semiconductors for networking applications. Mr. Khaykin was also with the Boston Consulting Group, a strategic consulting firm, from July 1991 to June 1999. Mr. Khaykin began his career as a senior development engineer and product manager with Motorola.

Mr. Hubert T. Lacroix has been President and Chief Executive Officer of the Canadian Broadcasting Corporation / Radio-Canada since January 1, 2008. Mr. Lacroix acted as Senior Advisor to Stikeman Elliott LLP (law firm) and as an adjunct professor at the Faculty of Law of Universite de Montreal from May 5, 2003 until December 31, 2007 and as a consultant to Telemedia Ventures Inc., a private investment company from May 5, 2003 until December 31, 2005. Mr. Lacroix was Executive Chairman of Telemedia Corporation from February 2000 to May 2003. From 1984 until his appointment as Executive Chairman of Telemedia Corporation, Mr. Lacroix was a partner with McCarthy Tetrault LLP (law firm). He is Chairman of the Board and a member of the Audit Committee and a member of the Strategic Development Committee of SFK Pulp Fund. In addition, he is a trustee of the Lucie and Andre Chagnon Foundation and a director of their private holding company. Mr. Lacroix is also a Director of the Montreal General Hospital Foundation and a Trustee of the Martlet Foundation of McGill University. Mr. Lacroix received his Bachelor of Law degree from McGill University, was admitted to the Quebec Bar in 1977 and holds a Master of Business Administration degree from McGill University.

Mr. J. Spencer Lanthier has been a Corporate Director since his retirement in 1999 from KPMG Canada, where he had a long and distinguished career culminating in the position of Chairman and Chief Executive from 1993 until his retirement. A recipient of the Order of Canada, Mr. Lanthier is currently a member of the Board and Chair of the Audit Committee of the TSX Group, Inc., Torstar Corporation, Gerdau Ameristeel Inc., Rona Inc. and Ellis Don Inc. He also serves as Chair of the Wellspring Cancer Support Organization. Mr. Lanthier received an honorary Doctor of Laws degree from the University of Toronto in 2002.

Mr. Kirk K. Mandy is President and Chief Executive Officer of our company. He served as Vice-Chairman of Zarlink's Board of Directors from 2001 until his appointment as President and Chief Executive Officer in February 2005. Over a distinguished career with our company spanning 15 years, Mr. Mandy held increasingly senior roles, culminating in the position of President and CEO from 1998 to 2001. He oversaw our strategic decision to focus on semiconductors, and the subsequent divestiture of the Business Communications Systems ("BCS") division. Mr. Mandy is also a member of the board of Epocal Inc., and Chairman of the Armstrong Monitoring Corporation. He has served on the Board of the Strategic Microelectronics Corporation ("SMC"), the Canadian Advanced Technology Association ("CATA"), The Canadian Microelectronics Corp. ("CMC"), The Ottawa Center for Research and Innovation ("OCRI"), and Micronet. He is also past Chairman of the Telecommunications Research Center of Ontario ("TRIO"), past Chairman of the National Research Council's Innovation Forum, and past Co-Chairman of the Ottawa Partnership. Mr. Mandy is a graduate of Algonquin College in Ottawa.

Mr. Jules M. Meunier has been a management consultant since November 2002. He was President and Chief Executive Officer of Proquent Systems Inc. from January to November 2002. Prior to January 2002, over a 20-year career with Nortel Networks Corporation, he helped shape our direction as Chief Technical Officer, and held senior positions in our wired, wireless, and optical communications divisions, including serving as President of its Wireless Networks division. Mr. Meunier holds a Bachelor of Science degree in Mathematics and Computer Science from the University of Ottawa.

Professor Dennis Roberson has been Vice Provost, Executive Director and Research Professor with the Illinois Institute of Technology ("IIT") since June 2003, where he established a new undergraduate business school focused on entrepreneurship and technology, a wireless research center (WiNCom), IIT's corporate relations initiative, and is developing research centers and business ventures in association with public and private sector partners. From April 1998 to April 2004, Professor Roberson was Executive Vice President and Chief Technical Officer of Motorola, Inc. From 1971 to 1998, he held senior executive positions with NCR Corporation, AT&T, Digital Equipment Corp. (now part of Hewlett Packard) and IBM.

Professor Roberson is a Director of Advanced Diamond Technologies, Cleversafe, Sequoia Communications and Sun Phocus Technologies, LLC. He also serves on the Board of Directors of FIRST Robotics (For Inspiration and Recognition of Science and Technology), the National Advisory Council for the Boy Scouts of America and as an International Advisory Panel member for the Prime Minister of Malaysia. He holds Bachelor of Science Degrees in Physics and Electrical Engineering from Washington State University and a Master of Science in Electrical Engineering from Stanford University.

Dr. Henry Simon has been Chairperson of our Board of Directors since July 21, 1994. He is a Special Partner of Schroder Ventures Life Sciences Advisers, a venture capital company advising on investments in the life sciences. He joined Schroder Ventures in 1987 to head a venture capital group that developed a life sciences business in the U.K., and was CEO of its life sciences team until 1995. Dr. Simon holds an Electrical Engineering degree from the Institute of Technology in Munich, and a doctorate in Telecommunications from the Royal Institute of Technology in Stockholm.

Mr. Henry Perret is Senior Vice President and General Manager, Wired Communications. Mr. Perret joined Zarlink in August 2007 through its acquisition of Legerity, where he served as President and CEO. Before joining Legerity, Mr. Perret was CFO and Vice President of Finance of Actel Corporation, a leading supplier of programmable logic solutions. Prior to his 5-year tenure at Actel, Mr. Perret was site controller for Applied Materials' manufacturing division in Austin, Texas. Previously he spent 12 years with National Semiconductor in a variety of financial roles. Mr. Perret serves as the President of the Foundation Board of the Capital Area Food Bank in Austin. Mr. Perret holds a Bachelor of Science Degree in Business Administration, with a concentration in accounting from San Jose State University.

Mr. Donald McIntyre was appointed Senior Vice President Human Resources, General Counsel and Corporate Secretary in October 1998. Mr. McIntyre served as Vice President, Human Resources, General Counsel and Corporate Secretary from 1991 to October 1998. Mr. McIntyre also served as a director of our company from 1993 to 1996 and from 1998 to 2002. Mr. McIntyre joined our company in 1987.

Mr. Scott Milligan was appointed Senior Vice President Finance and Chief Financial Officer on May 19, 2003. From 2000 to 2002, Mr. Milligan served as Vice President, Finance and Administration with UUNet Canada (now MCI Canada).

Mr. Stephen J. Swift was appointed Senior Vice President and General Manager, Medical Communications in April 2001. Mr. Swift served as General Manager, Medical (renamed Medical Communications) from April 1998 to April 2001 and Manager, ASIC Engineering from September 1997 to April 1998. Mr. Swift joined our company in 1997.

Dr. Stan Swirhun was appointed Senior Vice President and General Manager, Optical Communications in June 2005. Dr. Swirhun served as founder and Chief Executive Officer of Picolight Inc. from 1997 to 2004, and from 1993 to 1997 he served as Vice President of Engineering and then Chief Technology Officer of Vixel Corporation.

Mr. Gary Tanner is Senior Vice President, Worldwide Operations, with responsibility for product and test engineering, global manufacturing, quality, logistics and purchasing activities. Mr. Tanner joined Zarlink in August 2007 through its acquisition of Legerity, where he was Vice President of Operations. Prior to joining Legerity, he was plant manager for Intel's Fab 23. Throughout his career with Intel Gary held various management positions in both greenfield and existing operations for multiple facilities, both domestic and international. Before Intel, Mr. Tanner held multiple fab operations management positions with National Semiconductor, Texas Instruments and NCR.

There are no family relationships among directors or executive officers of our company.

B. Compensation

The aggregate compensation paid by us to our directors and executive officers for services rendered during Fiscal 2008 was $4.7. This amount includes salary, bonuses, severance payments, car allowances and other perquisites and excludes the amount set out below for pension, retirement and similar benefits paid to executive officers.

The aggregate amount set aside or accrued by our company and our subsidiaries during Fiscal 2008 for the provision of pension, retirement and similar benefits to the directors and executive officers our company as a group was $0.3, excluding adjustments for market value fluctuations related to the current year.

Information concerning compensation is incorporated by reference from the information set forth in the sections entitled "Executive Compensation" and "Employment Agreements" in our Management Proxy Circular for the Fiscal 2008 Annual and Special Shareholders Meeting.

C. Board Practices

Zarlink Semiconductor Inc. fully complies with National Policy 58-201 Corporate Governance Guidelines of the Canadian Securities Administrators and other applicable stock exchange and regulatory requirements. Although there are certain differences between the corporate governance practices of Zarlink, as a foreign private issuer, and those required of domestic companies under the New York Stock Exchange ("NYSE") standards, we do not believe that any of these differences are significant. Further information on our corporate governance practices can be obtained on our website at http://ir.zarlink.com/corp_gov/, and in Schedule A to our Management Proxy Circular, which is Exhibit 15(c) to this Form 20-F.

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

The information concerning board practices is incorporated by reference from the information set forth in the sections entitled "Report of the Audit Committee", "Corporate Governance", "Report on Executive Compensation", and "Schedule A - Statement of Corporate Governance Practices" in our Management Proxy Circular for the Fiscal 2008 Annual and Special Shareholders Meeting.

See Item 6A for additional information regarding our directors.

D. Employees

The following table shows Zarlink's total number of employees as at the end of each Fiscal year:

                                          2008           2007          2006
                                      -----------------------------------------
United States                              198             55            67
Canada                                     157            167           180
United Kingdom                             145            307           327
Sweden                                     120            115           137
Other                                       53             33            36
                                      -----------------------------------------
Total                                      673            677           747

In Fiscal 2008, our total headcount decreased by 4 employees; however we obtained 215 employees as a result of the Legerity acquisition and transferred 122 employees to MHS as part of the sale of the analog foundry. The remaining change in headcount mainly related to the integration of Legerity.

Zarlink considers the relationship with its employees to be good.

Certain of our employees are covered by collective bargaining agreements or are members of a labor union.

In the United Kingdom, 5 employees of Zarlink's Swindon operations are unionized. The unions representing the employees include the Transport and General Workers Union and AMICUS Union. Management considers our relationship with the unions in the United Kingdom to be satisfactory.

In Sweden, three unions represent approximately 81 employees. The Metall Industriarbetarforbundet union represents approximately 15 production employees; the Svenska Industriarbetarforbundet union represents approximately 40 office professional employees; and the Civilingenjorsforbundet union represents approximately 26 other professional employees. It is common practice in Sweden for the national unions to negotiate minimum standards with the employer association, supplemented by additional terms negotiated by the local branches. Each agreement is for a term of three years and the current agreement expires on March 31, 2010. Management considers our relationship with the unions in Sweden to be satisfactory.

E. Share Ownership

The following table shows the number of common shares and options to purchase common shares beneficially owned by each director and executive officer as of May 30, 2008.

===================================================================================================================
                               Common shares
                                beneficially     Percent of       Options
Name                             owned (1)          Class       outstanding    Exercise Price         Expiry Date
-------------------------------------------------------------------------------------------------------------------
Dr. Adam Chowaniec                116,410            (2)          20,000          Cdn$0.86         February 15, 2014
                                                                  20,000          Cdn$2.47         February 19, 2013

Oleg Khaykin                        Nil              (2)          20,000            $0.85          February 15, 2014
                                                                  20,000            $1.16          November 12, 2013

Hubert T. Lacroix                 170,000            (2)          20,000          Cdn$0.86         February 15, 2014
                                                                  20,000          Cdn$2.49          February 6, 2013
                                                                  20,000          Cdn$2.51          January 27, 2012
                                                                  20,000          Cdn$2.26         February 24, 2011
                                                                  20,000          Cdn$5.36          January 29, 2010
                                                                  20,000          Cdn$5.10          February 6, 2009

J. Spencer Lanthier               135,400            (2)          20,000          Cdn$0.86         February 15, 2014
                                                                  20,000          Cdn$2.49          February 6, 2013
                                                                  20,000          Cdn$2.51          January 27, 2012
                                                                  20,000          Cdn$2.26         February 24, 2011
                                                                  20,000          Cdn$5.36          January 29, 2010
                                                                  20,000          Cdn$6.68              May 14, 2009

Kirk K. Mandy                    1,665,500           (2)         450,000          Cdn$0.86         February 15, 2014
                                                                 450,000          Cdn$2.49          February 6, 2013
                                                                 450,000          Cdn$2.51          January 27, 2012
                                                                 750,000          Cdn$2.26         February 24, 2011
                                                                 100,000          Cdn$2.12          February 3, 2011
                                                                  20,000          Cdn$5.36          January 29, 2010
                                                                  20,000          Cdn$5.10          February 6, 2009

Jules Meunier                     175,000            (2)          20,000          Cdn$0.86         February 15, 2014
                                                                  20,000          Cdn$2.49          February 6, 2013
                                                                  20,000          Cdn$2.51          January 27, 2012
                                                                  20,000          Cdn$2.26         February 24, 2011
                                                                  20,000          Cdn$5.36          January 29, 2010
                                                                  20,000          Cdn$5.10          February 6, 2009
                                                                  20,000          Cdn$7.15             July 31, 2008

Dennis Roberson                    78,522            (2)          20,000            $0.85          February 15, 2014
                                                                  20,000            $2.11           February 6, 2013
                                                                  20,000            $2.18           January 27, 2012
                                                                  20,000            $1.83          February 24, 2011
                                                                  20,000            $2.75          November 26, 2010

===================================================================================================================
                               Common shares
                                beneficially     Percent of       Options
Name                             owned (1)          Class       outstanding    Exercise Price         Expiry Date
-------------------------------------------------------------------------------------------------------------------
Dr. Henry Simon                   245,000            (2)          20,000            $0.85          February 15, 2014
                                                                  20,000            $2.11           February 6, 2013
                                                                  20,000            $2.18           January 27, 2012
                                                                  20,000            $1.83          February 24, 2011
                                                                  20,000            $4.04           January 29, 2010
                                                                  20,000          Cdn$5.10          February 6, 2009

Henry Perret                      160,000            (2)            n/a              n/a                  n/a

Donald G. McIntyre                360,766            (2)         125,000          Cdn$0.86         February 15, 2014
                                                                 125,000          Cdn$2.49          February 6, 2013
                                                                 125,000          Cdn$2.51          January 27, 2012
                                                                  60,000          Cdn$1.57            August 8, 2011
                                                                  80,000          Cdn$2.26         February 24, 2011
                                                                  50,000          Cdn$5.36          January 29, 2010
                                                                  35,000          Cdn$5.10          February 6, 2009

Scott Milligan                    401,696            (2)         125,000          Cdn$0.86         February 15, 2014
                                                                 125,000          Cdn$2.49          February 6, 2013
                                                                 125,000          Cdn$2.51          January 27, 2012
                                                                  80,000          Cdn$2.26         February 24, 2011
                                                                  80,000          Cdn$5.36          January 29, 2010
                                                                  50,000          Cdn$6.53              May 19, 2009

Stephen J. Swift                  324,554            (2)         125,000           $0.85           February 15, 2014
                                                                 125,000           $2.11            February 6, 2013
                                                                 125,000           $2.18            January 27, 2012
                                                                  80,000           $1.83           February 24, 2011
                                                                 100,000           $4.04            January 29, 2010
                                                                  35,000          Cdn$5.10          February 6, 2009

Stan Swirhun                      431,437            (2)         125,000           $0.85           February 15, 2014
                                                                 125,000           $2.11            February 6, 2013
                                                                 125,000           $2.18            January 27, 2012
                                                                 150,000           $1.31                June 9, 2011

Gary Tanner                       200,000            (2)         200,000           $0.85           February 15, 2014
                                                                 250,000           $1.42             August 31, 2013
===================================================================================================================

(1) Common shares beneficially owned include options currently exercisable or exercisable within sixty days by the party indicated, and common shares that underly debentures owned. These holdings include stock options currently exercisable or exercisable within 60 days by: Mr. Chowaniec - 5,000; Mr. Lacroix - 70,000; Mr. Lanthier - 70,000; Mr. Mandy - 1,015,000;
      Mr.  Meunier - 90,000;  Mr.  Roberson - 45,000;  Dr.  Simon - 70,000;  Mr.
      Andrews - 56,250;  Mr.  McIntyre - 268,750;  Mr.  Milligan - 283,750;  Mr.
      Swift - 288,750; Dr. Swirhun - 168,750 Common Shares that underly debentures owned by: Mr. Chowaniec - 20,410; Mr. Lanthier - 20,400.

(2)   Represents less than 1% of the class.

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

The information concerning major shareholders is incorporated by reference from the information set forth in the section entitled "Voting Shares and Principal Holders Thereof" in our Management Proxy Circular for the Fiscal 2008 Annual and Special Shareholders Meeting.

B. Related Party Transactions

None

C. Interests of Experts and Counsel

Not applicable

Item 8 Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18, "Financial Statements"

Litigation

We are a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of our business. In our opinion, any monetary liabilities or financial impacts of such lawsuits and claims or potential claims that exceed the amounts already recognized would not be material to the consolidated financial position of our company or the consolidated results of our operations.

Dividend Policy

We have not declared or paid any dividends on our common shares and the Board of Directors anticipates that, with the exception of preferred share dividend requirements, all available funds will be applied in the foreseeable future to finance growth and improve our competitive position and profitability.

Pursuant to the terms of the Cdn$2.00 Cumulative Redeemable Convertible Preferred Shares, 1983 R&D Series ("Preferred Shares - R&D Series"), we will not be permitted to pay any dividends on common shares unless all dividends accrued on the preferred shares have been declared and paid or set apart for payment. See also Note 18 to the Consolidated Financial Statements in Item 18.

Dividends paid by our company to common shareholders not resident in Canada would generally be subject to Canadian withholding tax at the rate of 25% or such lower rate as may be provided under applicable tax treaties. Under the Canada - United States tax treaty, the rate of withholding tax applicable to such dividends paid to residents of the United States would generally be 15%. See Item 10E Taxation.

B. Significant Changes

There were no significant changes

Item 9 The Offer and Listing

A. Offer and Listing Details

Our shares are traded on The New York Stock Exchange and The Toronto Stock Exchange.

The annual high and low market prices for the five most recent Fiscal years are as follows:

New York Stock Exchange (U.S. Dollars)

                                                    ---------------------------
Fiscal Year                                             High          Low
                                                    ---------------------------

2004                                                    5.76          2.60
2005                                                    4.47          1.59
2006                                                    2.95          1.22
2007                                                    2.87          1.97
2008                                                    2.22          0.56

Toronto Stock Exchange
(Canadian Dollars)

                                                    ---------------------------
Fiscal Year                                             High          Low
                                                    ---------------------------

2004                                                    7.94          3.40
2005                                                    5.88          1.94
2006                                                    3.42          1.50
2007                                                    3.35          2.21
2008                                                    2.48          0.57


The high and low sales prices for each quarter of the last two Fiscal years are as follows:

New York Stock Exchange
(U.S. Dollars)

                                    2008                        2007
                         ---------------------------  -------------------------
Fiscal Quarter               High          Low           High          Low
                         ---------------------------  -------------------------

1st Quarter                  2.22          1.68           2.87         1.97
2nd Quarter                  1.84          1.26           2.37         2.01
3rd Quarter                  1.42          0.64           2.49         1.97
4th Quarter                  0.91          0.56           2.41         1.99

Toronto Stock Exchange
(Canadian Dollars)

                                    2008                        2007
                         ---------------------------  -------------------------
Fiscal Quarter               High          Low           High          Low
                         ---------------------------  -------------------------

1st Quarter                  2.48          1.79           3.35         2.21
2nd Quarter                  1.90          1.33           2.70         2.24
3rd Quarter                  1.39          0.65           2.82         2.25
4th Quarter                  0.95          0.57           2.84         2.33

The high and low market prices for each Fiscal month for the most recent six Fiscal months are as follows:

New York Stock Exchange
(U.S. Dollars)

                                                    ---------------------------
Month                                                   High          Low
                                                    ---------------------------

December 2007                                           0.74          0.64
January 2008                                            0.80          0.56
February 2008                                           0.91          0.77
March 2008                                              0.91          0.75
April 2008                                              0.88          0.75
May 2008                                                0.89          0.77

Toronto Stock Exchange
(Canadian Dollars)

                                                    ---------------------------
Month                                                   High          Low
                                                    ---------------------------

December 2007                                           0.72          0.65
January 2008                                            0.79          0.57
February 2008                                           0.95          0.76
March 2008                                              0.90          0.78
April 2008                                              0.88          0.76
May 2008                                                0.88          0.77

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

C. Material Contracts

On June 25, 2007, Zarlink Semiconductor Inc. entered into an agreement and plan of merger by and among Zarlink Semiconductor Inc., ZLE Inc., Legerity Holdings, Inc., and Navigant Capital Advisors, LLC. See Exhibit 4.10 under item 19 to this Form 20-F.

To partially finance our acquisition of Legerity, we completed on July 30, 2007 a public offering of subscription receipts (the "Subscription Receipts") in the aggregate principal amount of Cdn$75,000,000. The Subscription Receipts were automatically exchanged for convertible unsecured subordinated debentures ("Convertible Debentures") on August 3, 2007, following the closing of our acquisition of Legerity. On August 30, 2007, the underwriters of the public offering exercised in part their over-allotment option and purchased additional Convertible Debentures in the aggregate principal amount of Cdn$3,750,000. The Convertible Debentures bear interest at 6% per annum and are due on September 30, 2012. The indenture governing the Convertible Debentures is incorporated by reference to this annual report. See Exhibit 4.11 under Item 19 in this Form 20-F.

On February 29, 2008, Zarlink entered into a sale and purchase agreement with MHS Electronics UK Limited, a subsidiary of MHS industries Group, to sell the assets of our Swindon foundry for one British pound. The assets sold consisted primarily of intellectual property and other intangible assets, and equipment. In addition, approximately 122 employees of the Swindon foundry transferred to MHS, as a result of this agreement. The transaction was completed on February 29, 2008. See Exhibit 4.12 under item 19 to this Form 20-F.

Refer to the section entitled "Executive Compensation" in our Management Proxy Circular for the Fiscal 2008 Annual and Special Shareholders Meeting for information concerning executive employment contracts. Management considers all other contracts to which we are a party in the most recent two years to be in the ordinary course of business.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada that restrict the export or import of capital or, subject to the following sentence, which affect the remittance of dividends or other payments to nonresident holders of our common shares. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to Article X of the 1980 Canada-United States Income Tax Convention. See "Item 10.E Taxation" for additional discussion on tax matters.

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

Material Canadian Federal Income Tax Considerations

The following section of the summary is applicable to a holder of shares who, for the purposes of the Income Tax Act (Canada) ("Tax Act") and the Canada-US Income Tax Convention ("Treaty"), at all relevant times, (i) is a resident of the United States (ii) is not, and is not deemed to be, a resident of Canada,
(iii) is entitled to the benefits of the Treaty, (iv) does not, and is not deemed to, use or hold the shares in, or in the course of, carrying on a business in Canada or as "designated insurance property" (v) will hold the shares as capital property, (vi) deals at arm's length with, is not and will not be affiliated with Zarlink, and (vii) is not an "authorized foreign bank" or a "registered non-resident insurer" (as each such term is defined in the Tax Act) ("U.S. Holder").

This summary is based on the provisions of the Tax Act and the regulations there under and the Treaty, all in force as of the date of hereof, the current published administrative policies and assessing practices of the Canada Revenue Agency ("CRA") and takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (Proposed Amendments).

On September 21, 2007, Canada and the United States signed the fifth protocol amending the Treaty ("Protocol"). The Protocol contains provisions that address among other things, elimination of interest withholding tax, hybrid entities and limitation on benefits. The Protocol will enter into force on the later of January 1, 2008, and the date that both countries have provided notification that their applicable procedures have been satisfied. On December 14, 2007, the Department of Finance (Canada) announced that Canada had completed the steps required to give effect to the Protocol. However, the Protocol will not come into effect until the United States ratifies it and both countries have formally notified each other that their procedures are completed.

It is the position of the CRA that a United  States  limited  Liability  Company
(LLC) (other than that which elects to be taxed as a corporation for U.S. tax purposes) does not qualify as a resident of the United States under the Treaty and, therefore, is not entitled to the benefits of the Treaty. The Protocol essentially provides that a member of an LLC may be entitled to certain Treaty benefits on an amount derived through the LLC provided that the member is taxed in the United States on the income, profit or gain in the same way as it would be if it had derived the amount directly. However, there can be no assurance when or if the Protocol will be ratified. U.S. Holders of shares should consult their own tax advisors to determine their entitlement to treaty relief based on their particular circumstances.

No assurance can be given that the CRA will not change its administrative or assessing practices or that the Proposed Amendments or the Protocol will be enacted as currently proposed or at all. Except for the Proposed Amendments and the Protocol, this summary does not take into account or anticipate any changes in law or in the administrative or assessing policies of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

Taxation of Dividends

A U.S. holder will be subject to withholding tax under the Tax Act at a rate of 25% of amounts paid or credited, or deemed to be paid or credited under the Tax Act, as, on account or in lieu of payment of, or in satisfaction of dividends on their Zarlink shares. This withholding tax may be reduced pursuant to the terms of the Treaty. Under the Treaty, the rate of Canadian withholding tax which will apply on dividends paid by Zarlink to a U.S. Holder that beneficially owns such dividends is generally 15%, unless the beneficial owner is a company which owns at least 10% of the voting shares of Zarlink at that time, in which case the rate is reduced to 5%.

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

Generally, shares of a corporation owned by a U.S. Holder will not be taxable Canadian property of the holder at a particular time provided that (i) the shares are listed on a designated stock exchange (which includes the TSX and NYSE) at that time, (ii) neither the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with such persons owned 25% or more of the issued shares of any class or series of shares of the corporation within the 60-month period ending on the date of the disposition; and (iii) shares were not acquired in a transaction as a result of which the shares were deemed to be taxable Canadian property of the U.S. Holder under the Tax Act.

Even if the shares constitute, or is deemed to constitute, taxable Canadian property to the U.S. Holder, any capital gain arising on their disposition may be exempt from Canadian tax under the Treaty if they constitute "treaty-protected property". The shares would generally be treaty-protected property unless the value of the shares of Zarlink at the time of disposition is derived principally from real property situated in Canada. U.S. Holders that dispose of shares that are taxable Canadian properties to it, even if such shares are treaty-protected properties, may be subject to additional Canadian tax compliance. Any such U.S. Holders should consult their own tax advisors in this respect.

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

As used in this section, the term "U.S. Holder" means a beneficial owner of the shares of Zarlink that is (a) a citizen or an individual resident of the United States; (b) a corporation (or an entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States; (c) an estate the income of which is subject to United States federal income taxation regardless of its source; or (d) a trust which (i) is subject to the primary supervision of a court within the United States and the control of a United States fiduciary as described in Section 7701(a)(30)(E) of the Code; or (ii) has properly elected under applicable Treasury Regulations to be treated as a United States person.

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

Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Individual U.S. Holders may carry over unused capital losses to offset capital gains realized in subsequent years. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), any unused capital losses may only be carried back three and forward five years from the loss year to offset capital gains.

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

Information Reporting and Backup Withholding

U.S. Holders generally are subject to information reporting requirements with respect to dividends paid on our shares and proceeds paid from the disposition of shares, if the dividends or disposition proceeds are paid within the United States or through certain U.S.-related financial intermediaries. Backup withholding at a current rate of 28% with respect to dividends and disposition proceeds paid within the United States or through certain U.S.-related financial intermediaries would generally apply unless the U.S. Holder provides a correct taxpayer identification number, certifies that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Certain persons are exempt from information reporting and backup withholding, including corporations and financial institutions.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund provided that the required information is timely furnished to the Internal Revenue Service.

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

We use forward contracts and foreign currency options to reduce the exposure to foreign exchange risk on operating cash flows. Our most significant foreign exchange exposures relate to the British pound, the Canadian dollar, and the Swedish krona. As at March 28, 2008, we had outstanding foreign currency options to purchase "call" the equivalent of $6.7 and we had written "put" options to buy the equivalent of $9.4 British pounds. These options have been marked to market with the change in fair value being charged to the profit and loss statement. We expect to continue to use these methods of reducing our exposure to foreign exchange risk in future periods.

Our assets and liabilities denominated in foreign currencies are subject to the effects of exchange rate fluctuations of those currencies relative to the U.S. dollar. Our most significant liabilities denominated in a foreign currency are our long-term debt - convertible debentures denominated in Canadian dollars and our pension liability denominated in Swedish krona. We have partially mitigated the foreign exchange risk relating to the Swedish pension liability by holding Swedish krona in restricted cash; however, we are exposed to fluctuations in Canadian to U.S. dollar exchange rates in regards to the long-term debt - convertible debentures.

Our long-term debt - convertible debentures bears a fixed 6% interest rate for the life of the debt; therefore we are not exposed to any interest rate risk on this debt. On the other hand, because our convertible debentures are denominated in Canadian dollars, while our functional currency is the U.S. dollar, we are required to revalue these debentures into U.S. dollars at the period-end market rate. As a result of this revaluation, we incur non-cash foreign currency gains or losses. A five percentage point change in the Cdn/U.S. exchange rate will have a non-cash foreign exchange impact of approximately $4.0 to our earnings in a given Fiscal period.

Based on a sensitivity analysis performed on the financial instruments held at March 28, 2008, that are sensitive to changes in interest rates, the impact to the fair value of our cash equivalents and short-term investments portfolio by an immediate hypothetical parallel shift in the yield curve of plus or minus 50, 100 or 150 basis points would result in an insignificant decline or increase in portfolio value.

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

                                    PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15 Controls and Procedures

Disclosure Controls and Procedures

Our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) as of March 28, 2008. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 28, 2008.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management maintains a system of controls intended to ensure that (a) transactions are authorized; (b) assets are safeguarded; and (c) financial records are accurately maintained in reasonable detail and fairly reflect the transactions of our company.

Management assessed the effectiveness of the our internal control over financial reporting (ICFR) as of March 28, 2008, based on the criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management excluded from its assessment the internal controls over financial reporting relating to Legerity, which was acquired on August 3, 2007, because in management's view, it was not possible to conduct an assessment of an acquired business's internal control over financial reporting in the period between the acquisition date and the date of management's assessment. Legerity financial statements constitute 14.4% and 10.3% of net and total assets, respectively, 31.1% of revenues, and 0.4% of net income of the consolidated financial statement amounts as of and for the year ended March 28, 2008. Based on this assessment, management believes that, as of March 28, 2008, our internal control over financial reporting is effective.

Our  independent  registered  public  accounting  firm,  Deloitte & Touche  LLP, independently audited the financial statements included in this annual report containing the disclosure required by this Item and has assessed the effectiveness of the Company's internal control over financial reporting. Deloitte & Touche LLP has issued an unqualified attestation report on the Company's internal control over financial reporting which is included in Item 18 of this Form 20-F.

Changes in internal control over financial reporting

In conjunction with our review and evaluation of our internal control over financial reporting during the year ended March 28, 2008, we implemented measures to improve our internal control over financial reporting in various processes. Our management has assessed that, while these changes were an improvement to our control activities, there have not been any changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the year ended March 28, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management continues to monitor our business processes, and expects that we will continue to make improvements to its processes and controls in upcoming periods, in efforts to improve process efficiency and effectively utilize our resources.

Although we have excluded the Legerity business from our assessment of internal controls over financial reporting, we have undertaken certain initiatives to align Legerity controls, policies and procedures with our existing controls, including transitioning Legerity to our business software as of December 1, 2007. We continue the processes of reviewing the design of the ICFR of Legerity and to date are not aware of any material weaknesses. Through this continued review process, we anticipate implementing further changes to enhance the ICFR of Legerity.

Item 16A Audit committee financial expert

Information concerning the audit committee financial expert is incorporated by reference from the information set forth in the section entitled "Schedule A - Statement of Corporate Governance Practices" in our Management Proxy Circular for the Fiscal 2008 Annual and Special Shareholders Meeting.

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

Item 16C Principal Accountant Fees and Services

The information concerning principal accountant fees and services is incorporated by reference from the information set forth in the section entitled "Appointment of Auditors" in our Management Proxy Circular for the Fiscal 2008 Annual and Special Shareholders Meeting.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

                                    PART III

Item 17 Financial Statements

Not applicable

Item 18 Financial Statements

The following financial statements and supplementary data have been filed as part of this Annual Report:

                                                                                                     Page No.
                                                                                                     --------
Auditors' Report to the Shareholders - Opinion on consolidated financial statements                     55
Auditors' Report to the Shareholders - Opinion on internal control over financial reporting             56
Auditors' Report to the Shareholders - Prior Years                                                      57
Consolidated Balance Sheets as at March 28, 2008 and March 30, 2007                                     58
Consolidated Statements of Shareholders' Equity for the years ended March 28, 2008 March 30,
    2007, March 31, 2006                                                                                59
Consolidated Statements of Income (Loss) for the years ended March 28, 2008 March 30, 2007,
    March 31, 2006                                                                                      60
Consolidated Statements of Cash Flows for the years ended March 28, 2008, March 30, 2007,
    March 31, 2006                                                                                      61
Notes to the Consolidated Financial Statements                                                          62
Valuation and Qualifying Accounts                                                                       91

             Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Zarlink Semiconductor Inc.

We have audited the consolidated balance sheet of Zarlink Semiconductor Inc. and subsidiaries (the "Company") as of March 28, 2008, and the related consolidated statements of income (loss), shareholders' equity and cash flows for the year ended March 28, 2008. Our audit also included the financial statement schedule titled Valuation and Qualifying Accounts listed in the Index at Item 18 on Form 20-F. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Zarlink Semiconductor Inc. and subsidiaries as of March 28, 2008 and the results of their operations and their cash flows for the year ended March 28, 2008 in accordance with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule titled Valuation and Qualifying Accounts listed in the Index at Item 18 on Form 20-F, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The consolidated financial statements as at March 30, 2007, and for the years ended March 30, 2007 and March 31, 2006 were audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) by other auditors who expressed an opinion without reservation on those statements in their report dated June 6, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 28, 2008, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 30, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
-------------------------

Independent Registered Chartered Accountants
Licensed Public Accountants
Ottawa, Canada
May 30, 2008

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the change described in Note 23 to the financial statements. Our report to the Board of Directors and Shareholders of Zarlink Semiconductor Inc., dated May 30, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP
-------------------------

Independent Registered Chartered Accountants
Licensed Public Accountants
Ottawa, Canada
May 30, 2008

             Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Zarlink Semiconductor Inc.

We have audited the internal control over financial reporting of Zarlink Semiconductor Inc. and subsidiaries (the "Company") as of March 28, 2008, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Legerity Holdings Inc., which was acquired on August 3, 2007 and whose financial statements constitute 14.4% and 10.3 % of net and total assets, respectively, 31.1 % of revenues, and 0.4 % of net income of the consolidated financial statement amounts as of and for the year ended March 28, 2008. Accordingly, our audit did not include the internal control over financial reporting at Legerity Holdings, Inc. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting listed in the Index at Item 15 on Form 20-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 28, 2008, based on the criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules listed in the Index at Item 18 on Form 20-F as of and for the year ended March 28, 2008 of the Company and our report dated May 30, 2008 expressed an unqualified opinion on those financial statements and financial statement schedules.


/s/ Deloitte & Touche LLP
-------------------------

Independent Registered Chartered Accountants
Licensed Public Accountants
Ottawa, Canada
May 30, 2008

Report of Independent Registered Public Accounting Firm

To the Shareholders of Zarlink Semiconductor Inc.:

We  have  audited  the  accompanying  consolidated  balance  sheets  of  Zarlink
Semiconductor Inc. as at March 30, 2007 and March 31, 2006 and the related consolidated statements of shareholders' equity, income (loss), and cash flows for each of the years in the two year period ended March 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zarlink Semiconductor Inc. as at March 30, 2007 and March 31, 2006 and the results of its operations and its cash flows for each of the years in the two year period ended March 30, 2007, in conformity with United States generally accepted accounting principles.





Ottawa, Canada                                             /s/ Ernst & Young LLP
June 4, 2008                                               ---------------------
                                                     Licensed Public Accountants

                           Zarlink Semiconductor Inc.
                     (Incorporated under the laws of Canada)
                           CONSOLIDATED BALANCE SHEETS
         (In millions of U.S. dollars, except share amounts, U.S. GAAP)

                                                                                               March 28,        March 30,
                                                                                                 2008             2007
                                                                                             --------------   --------------
ASSETS
Current assets:
   Cash and cash equivalents                                                                 $      42.4      $     111.3
   Short-term investments                                                                            0.2              3.3
   Restricted cash and cash equivalents                                                             17.3             14.6
   Trade accounts receivable - less allowance for doubtful accounts of $Nil
     (March 30, 2007 - $Nil)                                                                        23.4             16.3
   Other accounts receivable - less allowance for doubtful accounts of $0.3
     (March 30, 2007 - $Nil)                                                                        10.0              6.6
   Inventories                                                                                      28.8             19.1
   Prepaid expenses and other                                                                        8.2              5.4
   Deferred tax assets                                                                               1.3              -
   Current assets held for sale                                                                      3.1              3.1
                                                                                             --------------   --------------
                                                                                                   134.7            179.7
Fixed assets - net                                                                                  14.7             21.0
Deferred income tax assets - net                                                                     7.5              4.9
Goodwill                                                                                            46.9              3.8
Intangible assets - net                                                                             56.5              1.6
Other assets                                                                                         3.6              -
                                                                                             --------------   --------------
                                                                                             $     263.9      $     211.0
                                                                                             ==============   ==============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade accounts payable                                                                       $      13.3      $       6.5
   Employee-related payables                                                                        12.7             11.5
   Income and other taxes payable                                                                    0.4              4.7
   Current portion of provisions for exit activities                                                 3.5              0.8
   Other accrued liabilities                                                                         9.6              3.2
   Deferred credits                                                                                  0.6              0.6
   Deferred income tax liabilities - current portion                                                 0.1              0.1
                                                                                             --------------   --------------
                                                                                                    40.2             27.4

Long-term debt - convertible debentures                                                             77.4              -
Long-term portion of provisions for exit activities                                                  0.4              0.5
Pension liabilities                                                                                 19.9             15.9
Deferred income tax liabilities - long-term portion                                                  0.2              0.2
Long-term accrued income taxes                                                                      10.9              -
Other long-term liabilities                                                                          0.8              -
                                                                                             --------------   --------------
                                                                                                   149.8             44.0
                                                                                             --------------   --------------
Redeemable preferred shares, unlimited shares authorized; non-voting; 1,148,000 shares
   issued and outstanding (2007 - 1,260,800)                                                        14.7             16.1
                                                                                             --------------   --------------

Commitments and contingencies (Notes 14, 16 and 17)

Shareholders' equity:
Common shares, unlimited shares authorized; no par value; 127,345,682 shares issued and
   outstanding (2007 - 127,343,183)                                                                768.5            768.5
   Additional paid-in capital                                                                        5.1              4.3
   Deficit                                                                                        (638.4)          (587.6)
   Accumulated other comprehensive loss                                                            (35.8)           (34.3)
                                                                                             --------------   --------------
                                                                                                    99.4            150.9
                                                                                             --------------   --------------
                                                                                             $     263.9      $     211.0
                                                                                             ==============   ==============

    /s/ Kirk K. Mandy                                /s/ Hubert T. Lacroix
    -----------------                                ---------------------
    (Kirk K. Mandy)                                  (Hubert T. Lacroix)
    President and Chief Executive Officer            Director

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    (In millions of U.S. dollars, U.S. GAAP)


                                                Common Shares
                                           ------------------------                                  Accumulated
                                                                      Additional                        Other             Total
                                             Number                    Paid in                       Comprehensive     Shareholders'
                                           (millions)      Amount      Capital         Deficit           Loss             Equity
                                           -----------------------------------------------------------------------------------------
Balance, March 25, 2005                       127.3          768.4         2.2         (646.5)           (33.1)             91.0
 Net income (loss)                              -              -           -             48.8              -                48.8
 Minimum pension liability                      -              -           -              -               (1.6)             (1.6)
                                                                                                                     ---------------
 Comprehensive income                                                                                                       47.2
                                                                                                                     ---------------
 Issuance of common stock under stock
  benefit plans                                 -              0.1         -              -                -                 0.1
 Stock compensation expense                     -              -           0.1            -                -                 0.1
 Redemption of preferred shares                 -              -          (0.6)           -                -                (0.6)
 Preferred share dividends                      -              -           -             (2.2)             -                (2.2)
                                           -----------------------------------------------------------------------------------------
Balance, March 31, 2006                       127.3          768.5         1.7         (599.9)           (34.7)            135.6
                                           -----------------------------------------------------------------------------------------
Cumulative effect of adjustments from
 the adoption of SAB 108                        -              -           1.3           (1.3)             -                 -
                                           -----------------------------------------------------------------------------------------
Adjusted balance, March 31, 2006              127.3          768.5         3.0         (601.2)           (34.7)            135.6
                                           -----------------------------------------------------------------------------------------
 Net income (loss)                              -              -           -             15.8              -                15.8
 Minimum pension liability                      -              -           -              -                0.4               0.4
                                                                                                                     ---------------
 Comprehensive income                                                                                                       16.2
                                                                                                                     ---------------
 Stock compensation expense                     -              -           1.4            -                -                 1.4
 Redemption of preferred shares                 -              -          (0.1)           -                -                (0.1)
 Preferred share dividends                      -              -           -             (2.2)             -                (2.2)
                                           -----------------------------------------------------------------------------------------
Balance, March 30, 2007                       127.3     $    768.5  $      4.3     $   (587.6)    $      (34.3)      $     150.9
                                           -----------------------------------------------------------------------------------------
Net income (loss)                               -              -           -            (48.4)             -               (48.4)
 Minimum pension liability                      -              -           -              -               (1.5)             (1.5)
                                                                                                                     ---------------
 Comprehensive loss                                                                                                        (49.9)
                                                                                                                     ---------------
 Stock compensation expense                     -              -           2.0            -                -                 2.0
 Redemption of preferred shares                 -              -          (1.2)           -                -                (1.2)
 Preferred share dividends                      -              -           -             (2.4)             -                (2.4)
                                           -----------------------------------------------------------------------------------------
Balance, March 28, 2008                       127.3     $    768.5  $      5.1     $   (638.4)    $      (35.8)      $      99.4
                                           =========================================================================================

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
       (In millions of U.S. dollars, except per share amounts, U.S. GAAP)

                                                                                             Years Ended
                                                                              March 28,        March 30,        March 31,
                                                                                2008             2007              2006
                                                                           -------------------------------------------------
Revenue                                                                    $    183.6       $    142.6        $    144.9

Cost of revenue                                                                 100.5             68.2              72.1
                                                                           -------------    --------------    --------------
Gross margin                                                                     83.1             74.4              72.8
                                                                           -------------    --------------    --------------

Expenses:
  Research and development                                                       47.7             32.7              37.5
  Selling and administrative                                                     55.8             37.3              35.6
  Contract impairment and other                                                   4.1              1.1               5.7
  Amortization of intangible assets                                               5.0              0.3               -
  Acquired in-process R&D                                                        20.3              -                 -
  Loss (gain) on sale of business and foundry                                    17.5             (4.1)             (1.9)
                                                                           -------------    --------------    --------------
                                                                                150.4             67.3              76.9
                                                                           -------------    --------------    --------------
Operating income (loss) from continuing operations                              (67.3)             7.1              (4.1)

Gain on sale of Mitel investment                                                 12.9              -                 -
Gain on insurance settlement                                                      5.5              -                 -
Gain on sale of assets                                                            2.3              -                 -
Amortization of debt issue costs                                                 (0.5)             -                 -
Interest income                                                                   3.5              5.4               2.5
Interest expense                                                                 (3.1)             -                 -
Foreign exchange gain (loss)                                                     (1.5)             0.1               1.1
                                                                           -------------    --------------    --------------

Income (loss) from continuing operations before income taxes                    (48.2)            12.6              (0.5)

Income tax recovery (expense)                                                    (0.2)             3.2               2.5
                                                                           -------------    --------------    --------------

Income (loss) from continuing operations                                        (48.4)            15.8               2.0

Discontinued operations, net of tax                                               -                -                46.8
                                                                           -------------    --------------    --------------

Net income (loss)                                                          $    (48.4)      $     15.8        $     48.8
                                                                           =============    ==============    ==============

Net income (loss) attributable to common shareholders after preferred
   share dividends and premiums on preferred share repurchases             $    (52.0)      $     13.5        $     46.0
                                                                           =============    ==============    ==============

  Income (loss) per common share from continuing operations:
   Basic and diluted                                                       $    (0.41)      $     0.11        $    (0.01)
                                                                           =============    ==============    ==============
  Income (loss) per common share from discontinued operations:
   Basic and diluted                                                       $      -         $      -          $     0.37
                                                                           =============    ==============    ==============
  Net income (loss) per common share:
   Basic and diluted                                                       $    (0.41)      $     0.11        $     0.36
                                                                           =============    ==============    ==============
Weighted average number of common shares outstanding (millions):
   Basic                                                                        127.3            127.3             127.3
                                                                           =============    ==============    ==============
   Diluted                                                                      127.3            127.4             127.4
                                                                           =============    ==============    ==============


        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (In millions of U.S. dollars, U.S. GAAP)

                                                                                             Years Ended
                                                                              March 28,        March 30,        March 31,
                                                                                2008             2007              2006
                                                                           -------------------------------------------------
CASH PROVIDED BY (USED IN)
Operating activities:
  Income (loss) from continuing operations                                 $     (48.4)      $      15.8       $       2.0
  Depreciation of fixed assets                                                     5.7               5.0               6.3
  Amortization of other assets                                                     5.6               0.3               -
  Stock compensation expense                                                       2.0               1.4               -
  Deferred income taxes                                                            3.4              (1.4)             (1.9)
  Other non-cash changes in operating activities                                  24.7              (4.5)             (2.8)
  Gain on insurance settlement                                                    (5.5)              -                 -
  Proceeds from insurance                                                         14.1               -                 -
  Flood related expenditures                                                     (10.9)              -                 -
  Contract impairment and other                                                    4.2               -                 -
  Increase in working capital                                                     (7.0)            (11.8)             (3.1)
                                                                           --------------    --------------    -------------
    Total                                                                        (12.1)              4.8               0.5
                                                                           --------------    --------------    -------------
Investing activities:
  Acquisition of business, net of cash received                                 (136.0)             (7.1)              -
  Purchased short-term investments                                                 -                (3.3)            (52.7)
  Matured short-term investments                                                   3.3              24.6              67.7
  Expenditures for fixed assets                                                   (7.6)             (2.1)             (1.7)
  Proceeds from disposal of fixed assets                                           2.7               0.1               0.5
  Proceeds from repayment of note receivable                                       -                 -                 2.0
  Proceeds from sale of investment                                                12.9               -                 -
  Proceeds from sale of business                                                   0.6               4.7               -
  Payment for sale of foundry                                                     (3.6)              -                 -
  Proceeds from insurance for fixed assets                                         4.5               -                 -
  Proceeds from sale of discontinued operations - net                              -                 -                65.7
                                                                           --------------    --------------    -------------
   Total                                                                        (123.2)             16.9              81.5
                                                                           --------------    --------------    -------------
Financing activities:
  Issuance of long-term debt                                                      74.5               -                 -
  Repayment of long-term debt                                                      -                (0.1)              -
  Debt issue costs                                                                (3.7)              -                 -
  Decrease (increase) in restricted cash and cash equivalents                     (0.3)              0.7              (0.1)
  Payment of dividends on preferred shares                                        (2.4)             (2.2)             (2.7)
  Repurchase of preferred shares                                                  (2.6)             (0.1)             (1.6)
                                                                           --------------    --------------    -------------
   Total                                                                          65.5              (1.7)             (4.4)
                                                                           --------------    --------------    -------------
Effect of currency translation on cash                                             0.9               0.6              (0.6)

Net cash used in discontinued operations from operating activities                 -                 -                (5.7)
                                                                           --------------    --------------    -------------
Increase (decrease) in cash and cash equivalents                                 (68.9)             20.6              71.3
Cash and cash equivalents, beginning of year                                     111.3              90.7              19.4
                                                                           --------------    --------------    -------------
Cash and cash equivalents, end of year                                     $      42.4       $     111.3       $      90.7
                                                                           ==============    ==============    =============


        (See accompanying notes to the consolidated financial statements)

                           ZARLINK SEMICONDUCTOR INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
       (In millions of U.S. dollars, except per share amounts, U.S. GAAP)

1.    NATURE OF OPERATIONS

      Zarlink is an international semiconductor product supplier. The Company's principal business activities comprise the design, manufacture and distribution of microelectronic components for the communications, medical and optical industry. The principal markets for the Company's products are the Asia/Pacific region, Europe and the United States.

      The Company has aggregated its operating segments under the criteria set forth in FASB Statement ("SFAS") No. 131, and is viewed as a single reporting segment, thus no business segment information is being disclosed.

2.    ACCOUNTING POLICIES

      These consolidated financial statements have been prepared by management in accordance with United States (U.S.) generally accepted accounting principles ("GAAP").

      The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Areas where management uses subjective judgment include, but are not limited to, business combinations, revenue, inventory valuation and cost, impairment of goodwill and other long-lived assets, restructuring charges, deferred income taxes, pension liabilities, stock based compensation and commitments and contingencies. Actual results could differ from those estimates and such differences may be material.

(A)   FISCAL YEAR END

      The Company's Fiscal year end is the last Friday in March. For Fiscal 2008, the Company's year-end was March 28, 2008, reflecting a fifty-two week year with four thirteen-week quarters. For Fiscal 2007, the Company's year-end was March 30, 2007, reflecting a fifty-two week year with four thirteen-week quarters. For Fiscal 2006, the year-end was March 31, 2006, resulting in a fifty-three week year.

(B)   BASIS OF CONSOLIDATION

      The consolidated financial statements include the accounts of the Company and of its wholly owned subsidiary companies. Investments in associated companies in which the Company has significant influence are accounted for by the equity method. Investments in companies the Company does not control or over which it does not exercise significant influence are accounted for using the cost method. All significant inter-company balances and transactions have been eliminated on consolidation.

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

(D)   RESTRICTED CASH AND CASH EQUIVALENTS

      Restricted cash and cash equivalents consist of cash and cash equivalents used as security pledges against liabilities or other forms of credit.

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

      Depreciation and amortization is provided on the basis and at the rates set out below:

      Assets                             Basis                    Rate
      ------------------------------------------------------------------------
      Buildings                          Straight-line               2 - 4  %
      Equipment                          Straight-line             10 - 50  %
      Leasehold improvements             Straight-line             lease term
      Acquired intangibles               Straight-line            10 - 33.3 %

(G)   GOODWILL

      Goodwill is recorded as the excess of the purchase price of acquisitions over the fair value of the net identifiable assets acquired. Goodwill is not amortized, but is assessed for impairment annually or more frequently if circumstances indicate that goodwill might be impaired. Goodwill is assessed for impairment at the reporting unit level. The Company performs its annual goodwill impairment test at the component level, in accordance with guidance, at the end of the fourth quarter of each Fiscal year.

(H)   FOREIGN CURRENCY TRANSLATION

      The Company adopted the U.S. dollar as its functional currency on March 29, 2003. Accordingly the carrying value of monetary balances denominated in currencies other than U.S. dollars have been re-measured at the balance sheet date rates of exchange. The gains or losses resulting from the re-measurement of these amounts have been reflected in earnings in the respective periods. Non-monetary items and any related depreciation and amortization of such items have been measured at the rates of exchange in effect when the assets were acquired or obligations incurred. All other income and expense items have been translated at the average rates prevailing during the period the transactions occurred.

      Prior to March 29, 2003, the financial statements of the foreign subsidiaries, excluding those discussed above, were measured using the local currency as the functional currency. Translation gains and losses were recorded in the cumulative translation account within accumulated other comprehensive loss included in Shareholders' equity. (See also Note
      20).

      In Fiscal 2008 the Company acquired certain foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, the financial statements of these subsidiaries are measured using the local currency and translated using the period-end balance sheet rate and the average rate for the Statement of Income (Loss). Any translation gains and losses are recorded in the cumulative translation account within accumulated other comprehensive loss included in Shareholders' equity using the period-end balance sheet rate.

(I)   DERIVATIVE FINANCIAL INSTRUMENTS

      The Company recognizes and discloses its derivative financial instruments in accordance with Financial Accounting Standards Board ("FASB") Statement No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, as amended by FASB Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133, and Statement No. 149 ("SFAS

      149"), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The standards require that all derivative financial instruments be recorded on the Company's consolidated balance sheets at fair value. They also provide criteria for designation and effectiveness of hedging relationships.

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

      Derivative instruments are carried on the Company's balance sheet at fair value, and are reflected in prepaid expenses and other or accrued liabilities. If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in net income (loss). If the derivative is designated as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in Other Comprehensive Income ("OCI") and are recognized in net income (loss) against the hedged item when that hedged item affects net income (loss). If the derivative is not designated as part of a hedging relationship, or the designation is terminated, changes in the fair value of the derivative are recognized in net income (loss) immediately with in the foreign exchange line item of the Statement of Income.

(J)   COMPREHENSIVE INCOME

      The Company records the impact of unrealized net derivative gains or losses on cash flow hedges, changes in foreign exchange related to subsidiaries with a functional currency other than the U.S. dollar and changes in minimum pension liabilities, as components of comprehensive income, in accordance with Statement of Financial Accounting Standards No. 130 Reporting Comprehensive Income ("SFAS 130") and No. 158 Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans ("SFAS 158").

(K)   REVENUE RECOGNITION

      The Company recognizes revenue from the sale of semiconductor products, which are primarily non-commodity, specialized products that are proprietary in design and used by multiple customers. Customer acceptance provisions for performance requirements are generally based on seller-specified criteria, and are demonstrated prior to shipment.

      The Company generates revenue through direct sales and sales to distributors. In accordance with Securities and Exchange Commission Staff Accounting Bulletin ("SAB") 104, Revenue Recognition, the Company
      recognizes  product  revenue when the following  fundamental  criteria are met: (i) persuasive evidence of an arrangement exists, (ii) transfer of title has occurred, (iii) the price to the customer is fixed or determinable, and (iv) collection of the resulting receivable is reasonably assured.

      In addition, the Company has agreements with its distributors that cover three sales programs; specifically ship and debit claims, which relate to pricing adjustments based upon distributor resale, stock rotation claims, which relate to certain stock return rights earned against sales, and sales rebates, which relates to refunds on certain products purchased. The Company accrues for these programs as a reduction of revenue at the time of shipment, based on historical sales returns, analysis of credit memo data, and other factors known at the time. Distributor sales are recognized as revenue at the time of shipment in accordance with SFAS 48, Revenue Recognition When Right of Return Exists, because of the following:

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

      The Company records all revenue net of all sales and related taxes, in accordance with Emerging Issues Task Force Issue No. 06-3 ("EITF 06-03"), How Taxes Collected from Customers and Remitted to Governmental Authorities should be Presented in the Income Statement.

(L)   INCOME TAXES

      Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Deferred income tax assets are recognized only to the extent, in the opinion of management, it is more likely than not that the deferred income tax assets will be realized in the future. The Company implemented Fin 48 on March 31, 2007. Fin 48 requires company's to determine the likely outcome of uncertain tax positions ("UTP's") and record this amount as an expense or recovery during the year in which UTP's are identified. It also requires companies to identify specifically where interest and penalties associated with these UTP's are recorded. Consistent with prior years, interest and penalties associated with UTP's taken by the Company are charged to income tax expense.

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

(M)   RESEARCH AND DEVELOPMENT COSTS

      Research and development costs are charged to earnings in the periods in which they are incurred. Government assistance and non-recurring engineering ("NRE") reimbursements are reflected as a reduction of research and development costs in the period that the expenses were incurred or the milestones were met. Purchased in-process research and development is expensed at the time of acquisition. Related investment tax credits are deducted from income tax expense.

(N)   GOVERNMENT ASSISTANCE

      The Company accounts for government grants by recognizing the benefit as a reduction in the related expense or cost of the fixed asset in the period incurred when there is reasonable assurance that the grant will be received.

(O)   STOCK-BASED COMPENSATION

      Effective April 1, 2006, the Company adopted SFAS 123R, Share-Based Payment. SFAS 123R requires that stock-based awards to employees be recorded at fair value. The fair value of the Company's stock-based awards to employees was estimated using the Black-Scholes-Merton option pricing model. Prior to adoption of SFAS 123R, the Company used the intrinsic value method of accounting for stock-based awards under the provisions of the Accounting Principles Board Opinion ("APB") 25, Accounting for Stock Issued to Employees. Under the intrinsic value method, fixed stock compensation expense is recorded in instances where the option exercise price is set lower than the market price of the underlying stock at the date of grant. Fixed stock compensation cost is amortized to expense over the vesting period of the underlying option award.

      Stock compensation expense has also been recorded in circumstances where the terms of a previously fixed stock option were modified. Previous stock option modifications have included the extension of option lives for terminated employees and changes in vesting periods. The estimated fair value of the options is amortized to expense over the requisite service period of the awards.

      In adopting SFAS 123R, the Company has estimated the fair value of its stock-based awards to employees using the Black-Scholes-Merton option-pricing model. This model considers, among other factors, share prices, option prices, share price volatility, the risk-free interest rate, and expected option lives. In addition, SFAS 123R requires that the Company estimate the number of stock options which will be forfeited. Expected share price volatility is estimated using historical data on volatility of the Company's stock. Expected option lives and forfeiture rates are estimated using historical data on employee exercise patterns. The risk-free interest rate is based on the yield of government bonds at the time of calculating the expense and for the period of the expected option life. When options are exercised the Company issues shares from treasury.

      During Fiscal 2007, the Company conducted a review of historical stock option grant practices and the related accounting implications for the period from Fiscal 1997 to Fiscal 2006 inclusive. See Note 3 for the impact of this review.

(P)   DEBT ISSUE COSTS

      The costs related to the issuance of debt are capitalized and amortized to interest expense using the straight-line method over the lives of the related debt. The straight-line method results in amortization that is not materially different from that calculated under the effective interest method.

(Q)   EMPLOYEE FUTURE BENEFITS

      Defined benefit pension expense, based on management's assumptions, consists of actuarially computed costs of pension benefits in respect of the current year's service, imputed interest on plan assets and pension obligations, and straight-line amortization of experience gains and losses, assumption changes, and plan amendments over the average remaining life expectancy of the employee group.

      The  costs of  retirement  benefits,  other  than  pensions,  and  certain post-employment  benefits  are  recognized  over the  period  in which the employees render services in return for those benefits. Other post-employment benefits are recognized when the event triggering the obligation occurs.

(R)   RECENTLY ISSUED ACCOUNTING STANDARDS

      In April 2008, the FASB issued FASB Staff position No. 142-3, Determination of the Useful Life of Intangible Assets. This FASB Staff Position ("FSP") amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The Company is required to adopt FSP 142-3 in the first quarter of Fiscal 2010. The requirements of this FSP are to be applied prospectively to intangible assets acquired after the effective date. As a result, the Company does not expect the adoption of FSP 142-3 to have a material impact on its financial position or results of operations.

      In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures About Derivative Instruments and Hedging Activities. The new standard requires enhanced disclosures to help investors better understand the effect of an entity's derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. The Company is required to adopt SFAS 161 in the first quarter of Fiscal 2010. The Company does not expect the adoption of SFAS 161 to have a material impact on its financial disclosure.

      In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations ("SFAS 141(R)") and No. 160, Non-controlling interests in Consolidated Financial Statements ("SFAS 160"). The statements significantly change the accounting for acquisitions that close after the implementation of the standard, both at the acquisition date and in subsequent periods; however, certain requirements of the statement regarding income taxes will impact the disclosure and accounting of the Company for previously completed acquisitions. SFAS 141(R) and SFAS 160 are effective for public companies for Fiscal years beginning on or after December 15, 2008. SFAS 141(R) will be applied prospectively. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. Early adoption is prohibited for both standards. The Company is required to adopt SFAS 141(R) and SFAS 160 in the first quarter of Fiscal 2010. After the effective date of SFAS 141(R), the Company may be required to make an adjustment to income tax expense for changes in the valuation allowance for acquired deferred tax assets and to recognize changes in the acquired income tax positions in accordance with FIN 48. Previously, these amounts would be charged to goodwill or other intangible assets. The Company is not able to quantify the tax impact of this standard at this time. With the exception of the tax implications of SFAS 141(R), the Company does not expect the adoption of SFAS 141(R) or SFAS 160 to have any other material impact on its financial position or results of operations.

      In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 07-3, Accounting for Advance Payments for Goods or Services Received for Use in Future Research and Development Activities ("EITF 07-3"). EITF 07-3 indicates that non-refundable advance payments for future R&D activities should be deferred and capitalized until the goods have been delivered (assuming the goods have no alternative future use) or the related services have been performed. EITF 07-3 also indicates that companies should assess deferred R&D costs for recoverability. Companies are required to adopt EITF 07-3 for new contracts entered into in Fiscal years beginning after December 15, 2007. Earlier application is not permitted. The Company is required to adopt EITF 07-3 in the first quarter of Fiscal 2009. The Company does not expect the adoption of EITF 07-3 to have a material impact on its financial position and results of operations.

      In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 ("SFAS 159"). This statement allows companies to elect to measure certain eligible financial instruments and other items at fair value. Companies may choose to measure items at fair value at a specified election date, and subsequent unrealized gains and losses are recorded in income at each subsequent reporting date. SFAS 159 is effective for Fiscal years beginning after November 15, 2007, with earlier adoption permitted under certain circumstances. The Company does not anticipate electing to adopt SFAS 159 as the provisions of this standard will be negligible on the Company.

      In September 2006, the FASB issued SFAS 157, Fair Value Measurements ("SFAS 157"). The statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosure requirements regarding fair value measurements. SFAS 157 is effective for Fiscal years beginning after November 15, 2007, with earlier adoption permitted. The Company is required to adopt SFAS 157, along with related interpretations, no later than the first quarter of Fiscal 2009. The Company does not expect the adoption of SFAS 157 and related interpretations to have a material impact on its financial position or results of operations.

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

      The   Company   uses  an   option   pricing   formula   provided   in  the
      shareholder-approved Company stock option plan. The plan defines the option exercise price as the average market price for the five trading days preceding the date of the grant. This option pricing formula, which was and is in compliance with the rules of the Toronto Stock Exchange, the New York Stock Exchange, and the SEC, was used to minimize volatility and subjectivity in connection with the pricing of option grants. Based on the SEC's interpretive guidance, if the option exercise price is at a price which differs from any of the opening, average or closing price on the date of the grant, then this may result in stock compensation expense. Differences related to the use of this option pricing formula resulted in an adjustment of $1.0 for the whole of the ten-year period reviewed by the Company.

      The Company has historically followed a consistent practice of granting stock options to new employees at their acceptance date. Based on the SEC's interpretative guidance, if the grant price is set at a date which differs from the date of commencement of employment, then this may result in stock compensation expense. The differences related to the issuance of stock options at the acceptance date resulted in an adjustment of $0.3, for the whole of the ten-year period reviewed by the Company.

      While the impact of these practices on compensation expense in each year from Fiscal 1997 through Fiscal 2006 was not material, the cumulative effect of this adjustment resulted in a net increase to deficit and a corresponding increase to additional paid-in capital as follows:

                                                  March 31, 2006
                                 ----------------------------------------------
                                  As previously                     Adjusted
                                    reported         Adjustment     balance
                                 ---------------  --------------  -------------
      Additional paid-in capital   $     1.7         $   1.3       $     3.0
      Deficit                         (599.9)           (1.3)         (601.2)
      Shareholders' equity             135.6             -             135.6

4.    CASH, CASH EQUIVALENTS AND RESTRICTED CASH

      As at March 28, 2008, the Company had $17.3 recorded as restricted cash, which was pledged as security toward the Company's Swedish pension liability (See also Note 26). The Company has voluntarily restricted this cash as an alternative to letters of credit to guarantee this pension liability.

5.    INVENTORIES

                                                         2008         2007
                                                     --------------------------
      Raw materials                                  $     2.0     $     2.9
      Work-in-process                                     16.8          12.3
      Finished goods                                      10.0           3.9
                                                     --------------------------
                                                     $    28.8     $    19.1
                                                     ==========================

6.    FIXED ASSETS

                                                         2008          2007
                                                     ---------------------------
      Cost:
          Land                                       $     0.5     $     3.7
          Buildings                                        9.1          12.7
          Leasehold improvements                           4.4           4.0
          Equipment                                       59.5         125.4
                                                     ---------------------------
                                                          73.5         145.8
                                                     ---------------------------
      Less accumulated depreciation:
          Buildings                                        7.6           8.9
          Leasehold improvements                           2.7           2.2
          Equipment                                       48.5         113.7
                                                     ---------------------------
                                                          58.8         124.8
                                                     ---------------------------
                                                     $    14.7     $    21.0
                                                     ---------------------------

7.    ASSETS HELD FOR SALE

                                                 2008                2007
                                           -----------------   -----------------
      Fixed assets                            $       3.1         $       3.1
                                           -----------------   -----------------
                                              $       3.1         $       3.1
                                           =================   =================

      During Fiscal 2006, the Company sold the assets of its RF (radio frequency) Front-End Consumer Business (See also Note 24). Following this sale, the Company undertook actions to consolidate its office facilities in the U.K. In Fiscal 2007, certain of the land and buildings in the Company's U.K. facilities met the criteria to be classified as assets held for sale pursuant to SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Management performed an assessment of the fair value of these fixed assets and concluded that no impairment was considered necessary, as their fair value, less the anticipated selling costs, exceeded their carrying value of $3.1.

8.    ACQUISITION OF BUSINESS AND INTANGIBLE ASSETS

      Legerity Acquisition

      On August 3, 2007, the Company acquired Legerity for $137.3 of cash, including $2.8 of direct transaction costs. The Company has accounted for the acquisition by using purchase accounting. The Company's consolidated statement of income (loss) for Fiscal 2008 includes results of operations of the acquired business subsequent to the acquisition date. The acquisition is expected to increase the Company's presence in the voice-over-packet market. Both companies design complementary technologies that enable high-quality voice services, and the acquisition is expected to result in increased economies of scale, and enable the Company to have a broader offering of products and services with which to engage customers.

      The purchase price was allocated as follows:

      Current assets                                        $      22.7
      Goodwill                                                     43.1
      Intangible assets                                            60.0
      Long term assets                                              3.8

      Current liabilities                                         (11.0)
      Long term liabilities                                        (1.6)
      Acquired in-process R&D                                      20.3
                                                         ------------------
      Total purchase price                                  $     137.3
                                                         ==================

      Tangible assets and liabilities were recorded at fair value. Intangible assets were identified and valued through an analysis of data provided by Legerity and the Company concerning revenue, earnings, and cash flow projections, customers and attrition factors, use of technologies, the stage of product development, and risk factors. Developed technology and acquired in-process R&D were valued using the income approach. This method reflects the present value of the future earnings capacity that is available for distribution to the owners of this asset. Customer relationship assets were valued using the income approach. This method reflects the present value of operating cash flows generated by these relationships. The Legerity acquisition was a non-taxable transaction for tax purposes. However, as part of the acquisition, the Company assumed approximately $50.5 of goodwill that is expected to be deductible for tax purposes. The allocation of purchase price has not been finalized with respect to its tax assets and liabilities, which if modified, would result in a change to recorded goodwill.

      Acquired in-process R&D was expensed upon acquisition during the second quarter of Fiscal 2008. The acquired intangible assets are being amortized on a straight-line basis over their weighted-average useful lives as follows:

      Developed technology                                  8 years
      Customer relationships                                10 years
      Total (weighted-average life)                         9 years


      In  accordance  with  SFAS 142,  Goodwill  and  Other  Intangible  Assets,
      goodwill  is  not  amortized,   however  will  be  reviewed  annually  for
      impairment, or more frequently if impairment indicators arise.

      The following table summarizes the intangible asset values as at March 28, 2008:

                                                  Mar. 28, 2008
                                  ----------------------------------------------
                                                    Accumulated
                                       Cost         Amortization        Net
                                  --------------  ----------------  ------------

      Developed technology         $    37.7       $    (3.1)        $    34.6
      Customer relationships            22.3            (1.5)             20.8
                                  --------------  ----------------  ------------
      Total                        $    60.0       $    (4.6)        $    55.4
                                  ==============  ================  ============

      Amortization expense in Fiscal 2008 was $4.6. Future amortization expense is expected to be 2009 - $6.9, 2010 - $6.9, 2011 - $6.9, 2012 - $6.9, 2013
      - $6.9, thereafter $20.9.

      The following unaudited pro forma information reflects the results of continuing operations of the Company as if the Legerity acquisition had been completed as of April 1, 2006. The results of operations for Fiscal 2008 included in-process R&D write-off of $20.3 related to the acquisition.

                                         -------------------------------------
                                              Mar. 28,           Mar. 30,
                                                2008                2007
                                         ------------------ ------------------
      Revenue                               $   219.8           $   255.5
      Net income (loss)                         (52.1)                8.4
                                         ------------------ ------------------
      Net income (loss) per share -
         basic and diluted                  $   (0.43)          $    0.05
                                         ================== ==================

      Optical Business of Primarion Inc.

      On May 19, 2006, the Company acquired the assets and intellectual property comprising the optical in/out ("I/O") business of Primarion Inc. (Primarion) for $7.1 in cash, including $0.1 of direct transaction costs. The acquisition enabled the Company to provide optical solutions that combine its existing technology with Primarion's products. The acquisition was accounted for in accordance with SFAS 141, Business Combinations.

      The purchase price was allocated as follows:


      Current Assets                                        $       0.4
      Long term assets                                              6.7
                                                         ------------------
      Total purchase price                                  $       7.1
                                                         ==================

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

      The acquired intangible assets are being amortized on a straight-line basis over their weighted-average useful lives as follows:

      Proprietary technology                                4 years
      Customer relationships                                6 years
      Non-competition agreements                            3 years
      Total (weighted-average life)                         5 years

      The following table summarizes the intangible asset values as at March 28, 2008:

                                                 March 28, 2008                                   March 30, 2007
                                  ----------------------------------------------  ------------------------------------------------
                                                     Accumulated                                     Accumulated
                                       Cost          Amortization        Net            Cost         Amortization          Net
                                  --------------  -----------------  -----------  ---------------  ----------------    -----------
      Proprietary technology       $     0.6         $    (0.3)       $     0.3      $     0.6        $    (0.1)        $     0.5
      Customer relationships             0.8              (0.2)             0.6            0.8             (0.1)              0.7
      Non-competition agreements         0.5              (0.3)             0.2            0.5             (0.1)              0.4
                                  --------------  -----------------  -----------  ---------------  ----------------    -----------
      Total                        $     1.9         $    (0.8)       $     1.1      $     1.9        $    (0.3)        $     1.6
                                  ==============  =================  ===========  ===============  ================    ===========

      Amortization expense in Fiscal 2008 was $0.4. Future amortization expense is expected to be as follows: 2009 - $0.4; 2010 - $0.3; 2011- $0.2, 2012 -
      $0.1 and thereafter - $0.1.

      The Company's results of operations for the Fiscal year ended March 30, 2007, include transactions resulting from the acquired business subsequent to the acquisition date.

9.    OTHER ASSETS

                                                          2008         2007
                                                      --------------------------
      Debt issuance costs - net                       $     3.2     $     -
      Pension asset                                         0.3           -
      Other                                                 0.1           -
                                                      --------------------------
                                                      $     3.6     $     -
                                                      ==========================

10.   PROVISIONS FOR EXIT ACTIVITIES

      The Company has implemented several restructuring activities in recent years:

      Workforce Reductions

      Fiscal 2008

      In Fiscal 2008, as a result of the Legerity acquisition discussed in Note 8, the Company commenced an integration plan between the two companies. This integration initiated a workforce reduction, which consisted of reducing the Company's headcount by 93 employees during the year. These actions resulted in severance costs of $5.9, which included $4.2 in selling and administration, $0.8 in research and development and $0.9 in cost of revenue. Additionally, the Company ceased manufacturing of certain of its legacy hybrid products in its Caldicot facility. This action resulted in a workforce reduction of 24 employees and severance costs of $0.9, which were included in cost of revenue.

      Fiscal 2007

      In Fiscal 2007, the Company continued efforts to reduce operations costs and reduced its workforce by approximately 10 employees, resulting in severance costs of $0.4, which were included in cost of revenue. These costs related to the 2006 Plan discussed below. The Company also recorded reversals of $0.3, which were included in selling and administrative costs, resulting from a change in estimate of costs accrued in prior years.

      Fiscal 2006

      In Fiscal 2006, in addition to the sale of the RF Front-End Consumer Business (See also Note 24), the Company implemented a restructuring plan (the 2006 Plan) that resulted in a workforce reduction of approximately 20 employees. Costs of $1.0 were incurred, of which $0.7 were included in selling and administrative and $0.3 were included in cost of revenue.

      In addition, costs of $0.7 and reversals of $0.4 were recorded in Fiscal 2006 related to the 2005 Plan.

      Lease and Contract Settlement

      Fiscal 2008

      In Fiscal 2008 the Company incurred costs related to idle space under lease contract of $0.5, related primarily to the workforce reductions in its Caldicot facility. This amount was recorded in contract impairment and other. Additionally, the Company adjusted its costs related to idle space recorded in a prior year and recorded are reversal of $0.1.

      As a result of the acquisition of Legerity contract impairment costs of $3.7 were recorded. The impaired contracts were for design tools, which were used in both the Zarlink and Legerity businesses.

      Fiscal 2007

      In Fiscal 2007, as a result of the sale of the assets of its packet switching product line (see also Note 12), the Company closed its leased facility in Irvine, California. Accordingly, the Company recorded a charge of $0.5 in contract impairment and other related to idle space under lease contract for this facility. The Company also recorded $0.1 in Fiscal 2007, related to revised estimates for idle space from activities implemented and completed in prior years.

      In Fiscal 2003, the Company wound up its defined benefit pension plan in the U.K. In Fiscal 2007, the Company recorded $0.5 of additional contract settlement costs related to this plan based on a final assessment of the individual employee liabilities provided by the plan administrator (see also Note 26). The Company does not expect to incur additional costs related to this contract settlement. This amount was recorded in contract impairment and other.

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

      Restructuring Provisions Continuity

      The following table summarizes the continuity of restructuring provisions in connection with exit activities for the three years ended March 28, 2008:

                                                          Lease and
                                            Workforce      contract
                                            Reduction     settlement   Total
                                          ------------------------------------
      Balance, March 25, 2005                    6.8         2.0        8.8
        Charges                                  1.7         3.6        5.3
        Cash drawdowns                          (7.6)       (1.1)      (8.7)
        Reversals                               (0.4)        -         (0.4)
                                          ------------------------------------
      Balance, March 31, 2006                    0.5         4.5        5.0
                                          ------------------------------------
        Charges                                  0.4         1.1        1.5
        Cash drawdowns                          (0.6)       (4.3)      (4.9)
        Reversals                               (0.3)        -         (0.3)
                                          ------------------------------------
      Balance, March 30, 2007                    -           1.3        1.3
                                          ------------------------------------
        Charges                                  7.0         4.2       11.2
        Cash drawdowns                          (5.2)       (1.4)      (6.6)
        Reversals                               (0.2)       (0.1)      (0.3)
        Non-cash drawdowns                       -          (1.7)      (1.7)
                                          ------------------------------------
      Balance, March 28, 2008                    1.6         2.3        3.9
      Less: Long-term portion                    -          (0.4)      (0.4)
                                          ------------------------------------
      Current portion of provisions for
        exit activities as at
        March 28, 2008                     $     1.6    $    1.9     $  3.5
                                          ============ ============ ==========

      The lease and contract settlements of $2.3 relate to the plans implemented from Fiscal 2002 to 2008, and will be paid over the lease terms, which expire between 2008 and 2012, unless settled earlier. The remaining severance payments of $1.6 will primarily be paid out by the end of Fiscal 2009.

11.   SALE OF FOUNDRY

      On February 29, 2008, the Company sold its analog foundry in Swindon, UK to MHS, a subsidiary of MHS Industries Group for one British pound. In addition, Zarlink paid MHS (euro)2 million to support restructuring initiatives. The two companies have signed a three-year wafer supply agreement to ensure continuity of wafer supply for Zarlink, under which Zarlink has deposited $4.5, representing about nine months of product orders.

      Zarlink U.K. transferred all assets relating to the Swindon foundry business to MHS, including the analog foundry and equipment, employees, third party inventory and other assets but excluding cash on hand, accounts receivable and accounts payable pursuant to a sale and purchase agreement dated February 29, 2008.

      As a result of this asset sale, the Company recorded a loss of $18.2, which was recorded on the income statement under loss on sale of business. This loss was impacted by the assets purchased as a result of the flood at the Swindon facility, which resulted in the Company disposing of $4.5 of newly acquired fixed assets. See also Note 21 for details on the flood at the Swindon location.

      As part of the sale of the Swindon foundry, the Company entered into a transition services agreement ("TSA") with MHS whereby Zarlink will provide IT, data transfer, finance, test and assembly, engineering support and supply chain management services for an initial period up to February 28, 2009. Additionally, under the TSA, MHS will provide Zarlink with rental space, IT support, health and safety and supply chain management support. As at March 28, 2008, Zarlink had a net receivable from MHS of $0.8, which was included in other receivables. These amounts related primarily to costs paid for by Zarlink on behalf of MHS, partially offset facilities costs, which Zarlink is required to pay for under the TSA.

12.   GAIN ON SALE OF BUSINESS

      On October 25, 2006, Zarlink sold the assets of its packet switching product line to Conexant Systems Inc. (Conexant), for cash and other consideration, including a cash payment at closing of $5.0, and additional amounts contingently owing based on revenue performance of the product line over the next two years. If Conexant's revenue from sales in this product line exceeds certain revenue targets, then Conexant is required to pay Zarlink up to $2.5 of additional consideration.

      In the third quarter of Fiscal 2007 Zarlink recorded a gain on sale of business of $4.1 related to this transaction. On the date of the sale, Zarlink determined that there was uncertainty surrounding whether the revenue targets would be met. As such, Zarlink did not include the contingent consideration as part of the sale proceeds. During the third quarter of Fiscal 2008, Zarlink recorded an additional gain of $0.7 based on revenue performance for the period of November 1, 2006 to October 31, 2007.

      Contingent consideration for the second year of revenue performance, if any, will be recorded as a component of the gain on sale of business only when the revenue targets are met and collection is reasonably assured.

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

13.   GAIN ON SALE OF ASSET

      During the third quarter of Fiscal 2008, the Company sold a parcel of land in Jarfalla, Sweden. The proceeds from the sale of this parcel of land were $2.7 (17.7 million Swedish krona), resulting in a gain on sale of an asset of $2.4, net of transaction costs.

14.   GUARANTEES

      Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. The Company has an outstanding performance guarantee related to a managed services agreement ("project agreement") undertaken by the Communications Systems business ("Systems"), which is now operated as Mitel Networks Corporation (Mitel). This performance guarantee remained with the Company following the sale of the Systems business. The project agreement and the Company's performance guarantee extend until July 31, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at March 28, 2008, was $39.8 (20.0 million British pounds), assuming the Company is unable to secure the completion of the project. The Company was not aware of any factors as at March 28, 2008, that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements. The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

      In connection with the sale of the Systems business, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at March 28, 2008, the Company does not expect these tax indemnities to have a material impact on its consolidated financial statements.

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

      The Company records a liability based upon its known product warranty obligations, and historical experience with warranty claims. The Company accrues for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. As at March 28 2008, the warranty accrual was $0.2 (2007 - $Nil, 2006 - $0.6).

15.   LONG-TERM DEBT - CONVERTIBLE DEBENTURE

      During the second quarter of Fiscal 2008, the Company partially funded its acquisition of Legerity through the issuance of convertible debentures of $74.5 ($78.8 million Cdn). This offering was completed by August 30, 2007. The convertible debentures bear interest at a rate of 6% per annum, and are repayable on September 30, 2012. The debentures are convertible under certain conditions, at the option of the holder, into 32.1 million common shares at a conversion price of $2.41 ($2.45 Cdn) per share. Currently this debt is not included in the calculation of diluted earning per share as it would be anti-dilutive.

      As a result of the convertible debentures being denominated in Canadian dollars, while the Company's functional currency is the U.S. dollar, the Company is required to revalue these debentures in U.S. dollars at the period-end market rate. As a result of this revaluation, the Company incurs non-cash foreign currency gains or losses. As at March 28, 2008, the convertible debentures were recorded at $77.4.

16.   COMMITMENTS

(A)   OPERATING LEASES

      The future minimum lease payments for operating leases to which the Company was committed, and the future minimum payments to be recovered under non-cancelable subleases as at March 28, 2008, are as follows:

                       Future lease        Future lease       Payments accrued
Fiscal year              payments           recoveries        in restructuring
-------------------- ------------------ -------------------- -------------------

    2009                     9.0                1.4                  0.2
    2010                     7.8                1.2                  0.1
    2011                     6.7                1.1                  0.3
    2012                     2.7                -                    -
    2013                     1.3                -                    -
 Thereafter                  0.2                -                    -
                     -----------------------------------------------------------
                     $      27.7        $       3.7          $       0.6
                     ===========================================================

      Rental expense related to operating leases for the year ended March 28, 2008, was $5.0 (2007 - $5.5; 2006 - $5.6). Subtenant recoveries for the year ended March 28, 2008, were $2.2 (2007 - $1.7; 2006 - $2.1).

                                                                   Payments Due by Period
                                    -----------------------------------------------------------------------------------
                                                      Less than                                         More than
                                       Total           1 year        1 - 3 years     4 - 5 years         5 years
                                    -----------------------------------------------------------------------------------
      Purchase Commitment
                                          10.6              2.6             6.9            1.1                  -
                                    -----------------------------------------------------------------------------------
                                    $     10.6        $     2.6       $     6.9      $     1.1            $     -
                                    ===================================================================================

      Purchase commitments consist primarily of purchase design tools and software for use in product development. Wafer purchase commitments have not been included in the above table, as the pricing and timeframe of payment are not fixed, and will vary depending on our manufacturing needs. The Company does not presently have commitments that exceed expected wafer requirements.

(B)   LETTERS OF CREDIT

      The Company had letters of credit outstanding as at March 28, 2008, of $1.5 (2007 - $1.3), which expire within nine months. Of this amount, $1.5 related to the Company's SERP.

      The Company has pledged $17.3 (103.0 million Swedish krona) as security toward the pension liability in Sweden of $20.3. The amount has been presented as restricted cash and cash equivalents.

(C)   SUPPLY AGREEMENTS

      The Company has wafer supply agreements with six independent foundries, which expire from Fiscal 2009 to 2011. Under these agreements, the suppliers are obligated to provide certain quantities of wafers per year. None of the agreements have minimum unit volume purchase requirements. These agreements are typically renewed prior to their expiry dates, or automatically renew for a specified period under the existing terms and conditions unless either party provides notification of these changes to the other party.

(D)   INCOME TAX CONTINGENCY PAYMENTS

      During the first quarter of Fiscal 2008, the Company adopted FIN 48, Accounting for Uncertainty in Income Taxes. The adoption of FIN 48 resulted in the following change on our contractual obligations as of March 28, 2008:

                                                                   Payments Due by Period
                                    -----------------------------------------------------------------------------------
                                                      Less than                                         More than
                                       Total           1 year        1 - 3 years     4 - 5 years         5 years
                                    -----------------------------------------------------------------------------------
      Income tax contingency
        payments                           7.5               -              -              -                   7.5
                                    -----------------------------------------------------------------------------------
                                    $      7.5       $       -        $     -         $    -           $       7.5
                                    ===================================================================================

      The recorded liability in accordance with FIN 48 as of March 28, 2008, is reflected as owing in more than five years in the table above, as the Company cannot reasonably estimate the years in which these liabilities may be settled.

17.   CONTINGENCIES

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

18.   REDEEMABLE PREFERRED SHARES

      Dividends

      Fixed cumulative cash dividends are payable quarterly at a rate of $0.49 (Cdn$0.50) per share. During the year ended March 28, 2008, the Company declared a $1.95 (Cdn$2.00) per share dividend. The Company paid dividends of $2.4 during the year.

      Redemption

      The shares are currently redeemable, at the option of the Company, at $24.56 (Cdn$25.00) per share plus accrued dividends.

      Purchase Obligation

      The Company is required to make reasonable efforts to purchase 22,400 shares in each calendar quarter at a price not exceeding $24.56 (Cdn$25.00) per share plus costs of purchase. During the year ended March 28, 2008, the Company purchased and cancelled 112,000 preferred shares for cash consideration of $2.6. Based upon the terms and conditions of these shares, the Company's obligation to purchase these shares is conditional upon specific market pricing, and the obligation is extinguished at the end of each calendar year.

19.   CAPITAL STOCK

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

      Net income (loss) attributable to common shareholders is computed as follows:

                                                                   March 28,        March 30,       March 31,
                                                                      2008            2007             2006
                                                                 ------------------------------------------------
      Net income (loss) for the year, as reported                 $    (48.4)     $     15.8       $     48.8
         Dividends on preferred shares                                  (2.4)           (2.2)            (2.2)
         Premiums on repurchase of preferred shares                     (1.2)           (0.1)            (0.6)
                                                                 ------------------------------------------------
      Net income (loss) attributable to common shareholders       $    (52.0)     $     13.5       $     46.0
                                                                 ================================================

      The following table summarizes the common shares and dilutive common share equivalents used in the computation of the Company's basic and diluted net income (loss) per common share. Net income per common share is computed using the weighted-average common shares outstanding assuming dilution. Net loss per common share is computed using the weighted average number of common shares and excludes the dilutive effect of stock options, as their effect is anti-dilutive. For the year ended March 28, 2008, all stock options have been excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported net loss for the period.

                                                                                March 28,       March 30,       March 31,
                                                                                  2008            2007             2006
                                                                             ------------------------------------------------
      Weighted-average common shares outstanding                              127,345,682     127,331,956      127,310,640
      Dilutive effect of stock options                                                 -           47,899           49,491
                                                                             ------------------------------------------------
      Weighted-average common shares outstanding, assuming dilution           127,345,682     127,379,855      127,360,131
                                                                             ================================================

      The following stock options were excluded from the computation of diluted earnings per share because the options' exercise price exceeded the average market price of the common shares and, therefore, the effect would be anti-dilutive:

                                                                                     2008               2007             2006
                                                                                ----------------------------------------------------
      Number of outstanding options                                                10,199,625        6,500,394         10,450,709
      Average exercise price per share                                            $      2.80       $     2.10        $      5.61

      The average exercise price of stock options granted in Canadian dollars was translated at the year-end U.S. dollar exchange rate.

      The  following   common  share   equivalents   related  to  the  Company's
      convertible debt have been excluded from the computation of diluted loss per share because they were anti-dilutive.

                                                                          2008              2007             2006
                                                                    ----------------- ----------------- ---------------
      Number of common share equivalents upon conversion of
        long-term debt - convertible debentures                        32,142,857               -                  -
      Conversion price per share                                      $      2.41        $      -           $      -

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

      In the year ended March 28, 2008 and March 30, 2007, stock compensation expense was recorded as follows:

                                                                            2008                       2007
                                                                  -------------------------  -------------------------
             Selling and administrative                              $       1.6                $       1.2
             Research and development                                        0.3                        0.1
             Cost of revenue                                                 0.1                        0.1
                                                                  -------------------------  -------------------------
                                                                     $       2.0                $       1.4
                                                                  =========================  =========================

      Stock compensation expense in Fiscal 2008 resulted in a reduction of net income of $2.0, or $0.01 per share (2007 - $1.4 or $0.01 per share).

      As at March 28, 2008, total unrecognized compensation cost related to non-vested awards was $4.4, and the weighted-average period over which this expense is expected to be recognized is approximately three years. For Fiscal 2008 and 2007 the weighted average per share fair value of options granted during the years were $0.47 and $0.95, respectively.

      The following table illustrates the impact on net income and net income per share if the Company had applied the fair value recognition principles of SFAS 123R to employee stock-based awards during the 2006 Fiscal year:

                                                                  2006
                                                             ----------------
         Net income, as reported                             $      48.8
         Adjustments:
             Stock compensation expense, as reported                 0.1
             Pro forma stock compensation expense                   (5.5)
                                                             ----------------
         Pro forma net income                                $      43.4
                                                             ================

         Net income per common share, as reported:
             Basic and diluted                               $       0.36
                                                             ================
         Pro forma net income per common share:
             Basic and diluted                               $       0.32
                                                             ================

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

      Stock compensation expense has been determined as if the Company had accounted for its employee stock options using the Black-Scholes-Merton option-pricing model with the following weighted-average assumptions:

                                                                                2008             2007            2006
                                                                           -----------------------------------------------
      Risk free interest rate                                                   3.41%           4.05%           4.00%
      Dividend yield                                                             Nil             Nil             Nil
      Volatility factor of the expected market price of the Company's
        common stock                                                            43.3%           47.0%           59.0%
      Weighted-average expected life of the options                           4.5 years       4.4 years       4.3 years

      Using the Black-Scholes-Merton option-pricing model, the weighted-average fair values of stock options granted during the Fiscal years 2008, 2007 and 2006 were calculated as $0.47, $0.95 and $1.05, respectively. The weighted-average fair value of stock options granted in Canadian dollars was translated at the year-end exchange rate at the end of each Fiscal year.

      At the Company's 1991 Annual General Meeting, the shareholders approved resolutions authorizing stock options for key employees and non-employee directors ("the plan"). Certain amendments to the plan were approved by the shareholders at the 1993, 1995 and 1998 Annual and Special Meetings of shareholders allowing for 1,000,000, 2,000,000, and 10,200,000 additional shares, respectively, to be made available for grant. At a Special Meeting of the shareholders on December 7, 2001, the Company's shareholders approved an amendment to increase the maximum number of common shares in respect of which options may be granted under the plan to 20,227,033 common shares. As 5,037,033 common shares had been issued upon exercise of options up to May 9, 2001, this amendment increased the number of common shares issuable under outstanding options and options available for grant, each as of May 9, 2001, to 15,190,000 that represented 12% of the then outstanding common shares. The plan was also amended to provide that the maximum number of common shares in respect of which options may be granted under the plan to non-employee directors during any Fiscal year of the Company would be 20,000 common shares per director.

      Available for grant at March 28, 2008,  were 2,071,688  (2007 - 4,208,935;
      2006 - 3,701,847) options. All options granted prior to January 29, 1998 have ten-year terms and options granted thereafter have six-year terms. All options become fully exercisable at the end of four years of continuous employment.

      A summary of the Company's stock option activity and related information for Fiscal 2008, 2007 and 2006, is as follows:

                                                  2008                            2007                           2006
                                     --------------------------------------------------------------------------------------------
                                                         Weighted                       Weighted                       Weighted
                                                          Average                        Average                        Average
                                                         Exercise                       Exercise                       Exercise
                                         Options           Price         Options          Price         Options          Price
                                     --------------------------------------------------------------------------------------------
      Outstanding options:
        Balance, beginning of year       10,255,877      $  3.47       10,787,709       $  5.42         13,249,465     $  7.16
        Granted                           3,791,000      $  1.08        2,730,000       $  2.20          2,467,500     $  2.02
        Exercised                            (2,499)     $  1.83          (24,744)      $  1.93             (9,466)    $  1.78
        Forfeited and expired            (1,653,753)     $  8.66       (3,237,088)      $  9.22         (4,919,790)    $  8.94
                                     --------------------------------------------------------------------------------------------
      Balance, end of year               12,390,625      $  2.3        10,255,877       $  3.47         10,787,709     $  5.42
                                     ============================================================================================
      Exercisable, end of year            5,718,525      $  3.11        4,705,081       $  5.08         6,588,648      $  7.60
                                     ============================================================================================

      The weighted average exercise price of stock options granted in Canadian dollars was translated at the exchange rate as at the end of each Fiscal year and at the year's average exchange rate for changes in outstanding options during the year. At March 28, 2008, the intrinsic value for all vested and unvested options is $Nil as a result of the year end share price being below the exercise price for each option.

      A summary of options outstanding at March 28, 2008, is as follows:

                                        Total Outstanding                                               Total Exercisable
      ------------------------------------------------------------------------------------------------------------------------------
                                                                        Weighted Average
                                                    Weighted Average        Remaining                              Weighted Average
           Exercise Price           Options          Exercise Price      Contractual Life            Options        Exercise Price
      ------------------------------------------------------------------------------------------------------------------------------
          $0.84 - $1.21              2,301,000           $0.86             5.87 years                  21,328             $0.97
          $1.31 - $1.85              2,342,428           $1.54             4.12 years                 754,678             $1.74
          $1.98 - $2.92              5,690,064           $2.31             3.77 years               2,901,437             $2.29
          $3.15 - $4.68                673,800           $3.98             1.51 years                 657,749             $4.00
          $5.00 - $7.07              1,373,833           $5.23             1.08 years               1,373,833             $5.23
          $7.87 - $11.64                 4,000           $8.81             0.22 years                   4,000             $8.81
         $12.12 - $15.23                 5,500          $14.29             0.07 years                   5,500            $14.29
                                   -------------                                                 --------------
                                    12,390,625                                                      5,718,525
                                   =============                                                 ==============

      The exercise price of stock options was based on prices in Canadian dollars translated at the year-end exchange rate.

      Additional information with respect to stock option activity is as follows:

                                                                Weighted Average
                                            Number of Awards     Exercise Price
                                           ------------------- -----------------
      Unvested at March 30, 2007                  5,550,796           $1.01
      Granted                                     3,791,000            0.47
      Vested                                     (2,003,040)           0.87
      Forfeited                                    (666,656)           0.93
                                           -------------------------------------
      Unvested at March 28, 2008                  6,672,100           $0.75
                                           ===================

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

20.   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

      The components of total comprehensive income (loss) were as follows:

                                                                               March 28,        March 30,       March 31,
                                                                                  2008            2007             2006
                                                                             ------------------------------------------------
      Net income (loss) for the year                                         $    (48.4)     $     15.8       $     48.8
      Other comprehensive income (loss):
         Unrealized net derivative gain (loss) on cash flow hedges                  0.1             0.8             (0.3)
         Realized net derivative loss (gain) on cash flow hedges                   (0.1)           (0.8)             0.3
         Minimum pension liability                                                 (1.5)            0.4             (1.6)
                                                                             ------------------------------------------------
      Total comprehensive income (loss) for the year                         $    (49.9)     $     16.2       $     47.2
                                                                             ================================================

      The changes to accumulated other comprehensive loss for three years ended March 28, 2008, were as follows:

                                    Cumulative        Minimum
                                    Translation       Pension
                                      Account        Liability         Total
                                  ----------------------------------------------
      Balance, March 25, 2005          (32.4)            (0.7)          (33.1)
      Change during the year             -               (1.6)           (1.6)
                                  ----------------------------------------------
      Balance, March 31, 2006          (32.4)            (2.3)          (34.7)
      Change during the year             -                0.4             0.4
                                  ----------------------------------------------
      Balance, March 30, 2007     $    (32.4)      $     (1.9)     $    (34.3)
      Change during the year             -               (1.5)           (1.5)
                                  ----------------------------------------------
      Balance, March 28, 2008     $    (32.4)      $     (3.4)     $    (35.8)
                                  ==============================================

      In Fiscal 2008, the Company recorded an increase in the minimum pension liability of $1.5 (2007 - decrease of $0.4; 2006 - increase of $1.6) related to the Company's defined benefit plans in Sweden $2.2, offset by a decrease in minimum pension liability in Germany of $0.7 (See also Note
      26).

      The Company records increases and decreases in other comprehensive  income
      (loss) attributable to the change in the value of outstanding foreign currency forward and option contracts that were designated as cash flow hedges. The Company had no forward contracts designated as cash flow hedges outstanding as at March 28, 2008 or March 30, 2007, and accordingly there was no net change in accumulated other comprehensive loss during Fiscal 2008 related to derivatives. As at March 28, 2008, there were no derivative gains or losses included in accumulated other comprehensive loss.

21.   FLOOD AT SWINDON FACILITY

      On July 20, 2007, a flood as a result of record rainfall and the breach of a nearby river affected the Company's analog foundry in Swindon, UK. A complete services shutdown was required as a result of this flood. Based on preliminary investigations of the facility, no spills, leakages or discharges were detected. The Company carries insurance for the loss of physical plant and business interruption, with a deductible of $1.0.

      In Fiscal 2008, the net insurance claim is as follows

      Business interruption insurance                        $       6.0
      Fixed assets                                           $       4.5
      Other expenses                                         $       8.1
                                                          -----------------
      Total insurance claim                                  $      18.6
                                                          =================

      As at March 28, 2008, the Company has finalized all claims with its insurance carriers and has received insurance proceeds of $18.6, of which $14.1 was included in cash flows from operations, and $4.5 was included as cash flows from investing activities for amounts related to replacement of fixed assets. The Company recorded gains from insurance of $5.5, of which $4.5 related to fixed assets and $1.0 related to other expenses. Included in the cost of revenue is the $1.0 deductible.

22.   GOVERNMENT ASSISTANCE

      During Fiscal 2007, the Company entered into an agreement with the Government of Canada through Technology Partnerships Canada ("TPC"), which will provide partial funding for one of the Company's research and development projects. This agreement will provide funding for reimbursement of up to $7.1 ($7.2 million Cdn) of eligible expenditures. During the year ended March 28, 2008, the Company's research and development expenses were reduced by $2.4 related to this agreement. To date, the Company has recognized reimbursement on expenses under this agreement of $4.1. The TPC grant is repayable in the form of royalties of 2.61% on certain of the Company's revenues. Royalties are owing for the period from Fiscal 2007 to Fiscal 2016. At the end of Fiscal 2016, if royalties meet or exceed $13.9 ($14.2 million Cdn), then the royalty period ceases. Otherwise, the royalty period continues until cumulative royalties paid equal $12.3 ($14.2 million Cdn) or until the end of Fiscal 2019, whichever is earlier. Royalty expense will be accrued in the period in which the related sales are recognized. As at March 28, 2008, accrued royalties related to this agreement were $0.1.

23.   INCOME TAXES

      The component of income (loss), before provision of income taxes consists of the following:

                                                                                      2008        2007       2006
                                                                                   ----------------------------------
      Income (loss) from continuing operations before income taxes:
      Canadian                                                                     $     8.9    $   10.1   $    (2.3)
      Foreign                                                                          (57.1)        2.5         1.8
                                                                                   ----------------------------------
                                                                                   $   (48.2)   $   12.6   $    (0.5)
                                                                                   ==================================

      The provision (recovery) for income taxes consists of the following:
      Current:
      Canadian                                                                     $    (2.0)   $   (2.2)  $    (0.5)
      Foreign                                                                            0.6         0.4        (2.0)
                                                                                   ----------------------------------
                                                                                        (1.4)       (1.8)       (2.5)
      Deferred:
      Canadian                                                                           1.7        (1.0)        -
      Foreign                                                                           (0.1)       (0.4)        -
                                                                                   ----------------------------------
                                                                                         0.2        (3.2)       (2.5)
                                                                                   ==================================

      The Company recorded income tax expense $0.2 in Fiscal 2008, as compared to recoveries of $3.2 in Fiscal 2007 and $2.5 in Fiscal 2006.

      The $2.0 Fiscal 2008 domestic current tax recovery relates primarily to a $3.0 recovery related to closure of past audits in the Company's domestic operations offset by accrued FIN 48 tax expenses. The $0.6 foreign tax expense relates primarily to accrued FIN 48 expenses. The $1.7 domestic deferred tax expense relates to the reversal of deferred taxes relating to the recovery above.

      In Fiscal 2007, the Company had a recovery of 3.2, of which $1.9 related primarily to the closure of past tax audits during the year, which resulted in additional tax refunds and the release of previously booked provisions. An additional $1.3 of the recovery in Fiscal 2007 relates to deferred tax benefits, which the Company expects to realize in the future.

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

      The reconciliation between the statutory Canadian income tax rate and the actual effective rate is as follows:

                                                                                   2008         2007         2006
                                                                               ---------------------------------------

      Expected Canadian statutory income tax rate                                   34.5%         35%          35%
                                                                               ---------------------------------------

      Expense (recovery) at Canadian statutory income tax rate                 $   (16.6)    $     4.5    $    (0.2)
      Differences between Canadian and foreign taxes                                 1.2           0.1          0.1
      Change in valuation allowance                                                  1.4          (6.1)         -
      Tax effect of non-taxable items                                               (9.5)          -           (0.6)
      Corporate minimum taxes                                                        -             -            0.1
      Tax expense (recoveries) in excess of provisions                               0.4          (0.4)         -
      Previously recognized provision no longer required                             -            (1.6)        (0.5)
      Tax effect of nondeductible items and other                                   12.8           0.3         (1.4)
      Tax rate changes                                                              10.5           -            -
                                                                               ---------------------------------------
      Income tax expense (recovery)                                             $    0.2      $   (3.2)    $   (2.5)
                                                                               =======================================

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred income tax assets and liabilities were as follows:

                                                                                    2008            2007
                                                                               -------------------------------
      Deferred tax assets:
       Book and tax differences on provisions                                  $       3.9     $       1.7
       Book and tax differences on fixed assets                                        4.7             3.7
       Income tax loss carry-forwards                                                130.0           109.5
       Intangible assets                                                              10.9             -
       Investment tax credits                                                         74.4            64.4
       Scientific Research and Experimental Development (SR&ED) expenditure
         pool                                                                         21.9            12.6
       Other - net                                                                     3.6             6.5
                                                                               -------------------------------
                                                                                     249.4           198.4
       Less: valuation allowance                                                    (240.0)         (193.5)
                                                                               -------------------------------
                                                                                       9.4             4.9
                                                                               ===============================


      Deferred tax liabilities:
       Goodwill                                                                        0.6             -
       Other                                                                           0.3             0.3
                                                                               -------------------------------
      Deferred tax liabilities                                                         0.9             0.3
                                                                               ===============================
      Net deferred tax assets                                                  $       8.5     $       4.6
                                                                               ===============================


      The following table summarizes the amounts recognized on the Company's consolidated balance sheet:


                                                                                    2008           2007
                                                                              ------------------------------
          Current portion                                                             1.3             -
          Long-term portion                                                           7.5             4.9
                                                                              ------------------------------
         Deferred income tax assets - net                                     $       8.8     $       4.9
                                                                              ==============================
         Deferred income tax liabilities:
          Current portion                                                             0.1             0.1
          Long-term portion                                                           0.2             0.2
                                                                              ------------------------------
                                                                              $       0.3     $       0.3
                                                                              ==============================

      The increase of $46.5 in the valuation allowance relates primarily to the Legerity acquisition, changes in foreign exchange rates offset partially by corporate tax rate changes, and the reversal of temporary deductible differences in the Company's domestic and foreign operations.

      Unremitted earnings of subsidiaries subject to withholding taxes will be indefinitely reinvested with no provision necessary for potential withholding taxes on repatriation of subsidiary earnings. The current year's loss before income taxes attributable to all foreign operations, including discontinued operations, was $57.1 (2007 - income of $2.5; 2006
      - $52.4).

      As at March 28, 2008, the Company had income tax loss carry-forwards in Sweden and the United Kingdom of approximately $274.5 that may be carried forward indefinitely to reduce future years' income for tax purposes. The Company has recognized an accounting benefit on these losses of $0.3. The Company has $104.0 of U.S. federal income tax loss carry-forwards related to operations in the United States that expire between Fiscal 2012 and
      Fiscal 2028. The Company also has U.S. state net operating loss carry-forwards available that expire between Fiscal 2010 and Fiscal 2015. The Company has recognized an accounting benefit on these losses of $0.3. The Company also has $31.1 and $8.7 of federal and provincial non-capital loss carry-forwards respectively available in Canada. These losses expire between Fiscal 2014 and Fiscal 2028. The Company has recognized a benefit of $1.6 on its federal losses.

      As at March 28, 2008, the Company had $75.0 of Canadian investment tax credits available to offset federal income taxes payable. The Company has recognized an accounting benefit of $4.2 on these investment tax credits net of associated deferred tax credits. The investment tax credits expire between Fiscal 2009 and Fiscal 2018. The Company also has $9.7 of federal SR&ED expenditures and $2.8 of provincial SR&ED expenditures, which may be carried forward indefinitely. The Company has set up $1.2 and $0.7 respectively in deferred tax assets for these expenditures.

      On March 31, 2007, the Company adopted the provisions of FIN 48. The application of the provisions of FIN 48 had no material impact on the Company's accrued tax liabilities or accumulated deficit on March 31, 2007. In addition the Company reclassified certain tax liabilities for uncertain tax positions, as well as related potential penalties and interest, from current liabilities to long-term liabilities. A portion of these uncertain tax positions would be offset by deferred tax assets if not favorably settled by the Company. Our uncertain tax positions at March 28, 2008 relate primarily to various foreign jurisdictions.

      In the first quarter of Fiscal 2008, as a result of applying the provisions of FIN 48, the Company recognized the following as at March 31, 2007:

      o     An increase in long-term deferred tax assets of $3.3; and

      o An increase in long-term accrued income taxes of $7.7, related to an increase in long-term uncertain tax positions, offset by a decrease in current income and other taxes payable of $4.4.

      The following table summarizes the activity related to our uncertain tax positions:

                                                       2008           2007
                                                  ------------------------------
Balance at March 30, 2007                         $       7.7             -
Increases related to current year tax positions           0.4             -
Increase related to prior year tax positions              0.9             -
Acquisition related increases                             0.6             -
Settlements and other decreases                           0.1             -
Other                                                     0.9             -
                                                  ------------------------------
                                                  $      10.6     $       -
                                                  ==============================


                                                       2008           2007
                                                  ------------------------------
Long-term accrued income taxes                    $      10.6     $       -
Other                                                     0.3             -
                                                  ------------------------------
                                                  $      10.9     $       -
                                                  ==============================

      As at March 28, 2008, the Company had $10.6 of uncertain tax positions compared to $7.7 at March 31, 2007 (the implementation date). The acquisition of Legerity accounted for an increase of $0.6, including $0.2 of accrued interest. The Company accrued taxes of $0.2 and additional interest of $1.0 for both its domestic and foreign operations. The other change relates to foreign exchange. Included in the uncertain tax positions of $10.6 at March 28, 2008 were $7.5 of tax benefits that, if recognized, would reduce our annual effective tax rate. We also accrued potential interest of $0.9, respectively, related to these uncertain tax positions during 2008, and in total, as of March 28, 2008, we have recorded a liability for potential interest of $2.0. While the Company continues to pursue the settlement of its uncertain tax positions, it is unable to quantify the amounts that will be settled, during the next 12 months.

      The Company files income tax returns in Canada, the US and several foreign jurisdictions. Currently, in Canada, tax returns are open for audit on all items from 2004 to 2008, and for specific types of transactions from 2001 to 2008. The Company's foreign jurisdictions have varying statutes of limitations. In its significant foreign operations, tax returns are generally open for audit for its tax years 2004 to 2008. Other jurisdictions are generally still open for audit for tax years 2000 to 2008. The Company is currently subject to ongoing audits in Canada for its 2002 through 2006 taxation years for international tax matters, in the UK for 2006 and in Germany for its 2000 through 2004 taxation years.

24.   DISCONTINUED OPERATIONS

      On November 15, 2005, Zarlink sold the assets of its RF Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (UK) Limited ("Intel"), for $68.0. The sale resulted in a gain of $53.6 during Fiscal 2006.

      The following table shows the results of the RF Front-End Consumer Business, which are included as discontinued operations:

                                                                                   2008         2007         2006
                                                                               ------------- ------------ ------------
      Revenue                                                                  $     -       $     -      $    34.1
                                                                               ------------- ------------ ------------

      Operating loss from discontinued operations                                    -             -           (6.8)
      Gain on disposal, net of tax of $3.9                                           -             -           53.6
                                                                               ------------- ------------ ------------
      Income (loss) from discontinued operations                               $     -       $     -      $    46.8
                                                                               ============= ============ ============

      During Fiscal 2006, a provision for income taxes was recorded related to the Company's estimate of the tax expense on the gain.

      The following table shows the cash flows from investing activities in Fiscal 2006 related to the sale of the RF Front-End Consumer Business:

      Proceeds on sale                                            $    68.0
      Payment of transaction and other costs                           (2.3)
                                                                  -------------
      Proceeds on sale - net                                      $    65.7
                                                                  =============

25.   INFORMATION ON GEOGRAPHIC SEGMENTS AND PRODUCT GROUPS

      Revenues from continuing operations from external customers are attributed to countries based on location of the selling organization.

      Geographic information is as follows:

                                                       2008                      2007                       2006
                                                            Fixed                       Fixed                     Fixed
                                               Revenue      Assets       Revenue       Assets       Revenue      Assets
                                              ----------------------------------------------------------------------------
          Canada                              $       2.5  $      3.9  $     5.4      $     4.3   $      7.3    $     4.7
          United Kingdom                             92.5         1.8       81.3            9.5         78.7         10.9
          United States                              72.5         4.4       40.6            1.4         38.2          0.4
          Sweden                                     16.1         4.6       15.3            5.8         20.7          7.2
                                              ----------------------------------------------------------------------------
          Total                               $     183.6  $     14.7  $   142.6      $    21.0   $    144.9    $    23.2
                                              ============================================================================

      Revenues from continuing operations from external customers are attributed to products groups based on the nature of the product being sold.

      Revenue by product group is as follows:

                                           2008       2007        2006
                                        ----------------------------------

      Revenue:
      Wired Communications              $  115.4    $  64.5    $  67.5
      Medical                               28.0       28.2       32.2
      Optical                               16.0       15.3       14.2
      Custom and Foundry                    24.2       34.6       31.0
                                        ----------------------------------
      Total                                183.6      142.6      144.9
                                        ----------------------------------

      Major Customers

      For the year ended March 28, 2008, the Company had revenues from one external customer, a major distributor, which exceeded 10% of total net revenues. Sales to this distributor in Fiscal 2008 were $38.4 (2007 - $48.4; 2006 - $43.7).

26.   PENSION PLANS

      As at March 28, 2008, the Company sponsors a number of Canadian, U.S. and foreign pension plans to provide retirement benefits for its employees. The majority of these plans are defined contribution plans, although the Company does participate in defined benefit plans and multiemployer plans for certain employee groups.

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

      Prior to January 1, 2002, the Company maintained an unfunded defined benefit plan. The associated pension liability is calculated each year by the Pension Registration Institute for pensions earned under this plan until December 31, 2001. An additional minimum pension liability is also calculated under the requirements of SFAS No. 87, Employers' Accounting for Pensions. The Company has pledged $17.3 (103.0 million Swedish krona) as security toward the pension liability of $20.3 (2007 - $15.3). This pension liability was actuarially determined based on the present value of the accrued future pension benefits and in accordance with applicable laws and regulations in Sweden. In addition to the pension expense, the Company also incurred $0.1 (2007 - $Nil; 2006 - $0.1) of administrative costs with respect to this plan. The benefit obligation has been measured as of March 28, 2008.

      Germany

      The German defined benefit plan covers all employees in Germany with over ten years of active service and provides pension benefits based on length of service and final pensionable earnings. The pension obligation of $6.7 (2007 - $6.6) was actuarially determined based on the present value of the accrued future pension benefits and in accordance with applicable laws and regulations in Germany. There are no segregated pension fund assets under this plan. The Company has reinsured these obligations with Swiss Life Insurance Company, which is expected to fully fund those liabilities. Historically, the pension insurance contracts have been recorded in other assets, as the Company was the sole beneficiary of the contracts. In Fiscal 2006, the Company pledged the insurance contracts to the pensioners, and accordingly, under the provisions of SFAS 87, Employers' Accounting for Pensions, the contracts are now considered to be a plan asset. As the plan asset relates to insurance contracts, the Company does not control the investment strategy and thus cannot influence the return on investments. The benefit obligation of $6.7 is shown net of this asset of $7.0, and has been measured as of March 28, 2008.

      United Kingdom

      In Fiscal 2002, there was one contributory defined benefit plan ("the Plan") that covered substantially all employees of Zarlink Semiconductor Limited ("ZSL"), a wholly owned subsidiary of the Company. On November 30, 2001, ZSL suspended contributions to the Plan and ceased members' pension accruals. The Plan was replaced with a defined contribution pension plan at that time. On January 31, 2003, and under a "wind up" agreement, ZSL paid $8.0 in cash consideration of the pension obligation settlement to Legal and General Assurance Society Limited ("L&G"), a large, AAA-rated insurance company in the United Kingdom. On the same date, ZSL transferred $15.7, representing all of the pension plan assets to L&G. Pursuant to the terms of the wind-up agreement, the insurance company assumed the ongoing obligations to administer and make payments against the Plan. L&G purchased non-participating annuity contracts to cover the vested benefits. The plan settlement in Fiscal 2003 resulted in a loss of $6.6, which was recorded in other expense. The Company made a plan settlement payment of $2.3 in Fiscal 2005, and an additional payment of $0.5 in Fiscal 2007.

      The Company also has an unfunded pension liability of $0.3 (2007 - $0.4) in the U.K. related to amounts owing to a former employee of the Company.

      The following table shows the changes in the benefit obligations and plan assets for the plans discussed above:


                                                                                   2008            2007
                                                                              --------------------------------
         Change in accrued pension obligations:
         Benefit obligation at beginning of year                              $      22.3     $      20.5
         Interest cost                                                                1.0             0.9
         Actuarial (gain) /loss                                                       1.0            (0.5)
         Benefits paid                                                               (0.9)           (0.8)
         Foreign exchange                                                             3.9             2.2
                                                                              --------------------------------
         Benefit obligation at end of year                                    $      27.3     $      22.3
                                                                              ================================

                                                                                   2008            2007
                                                                              --------------------------------
         Change in plan assets:
         Fair value of plan assets at beginning of year                       $       5.9     $       5.3
         Actual return on plan assets                                                 -               0.3
         Employer contributions                                                       0.3             0.1
         Benefit payments                                                            (0.3)           (0.3)
         Foreign exchange                                                             1.1             0.5
                                                                              --------------------------------
         Fair value of plan assets at end of year                             $       7.0     $       5.9
                                                                              ================================

         Net pension benefit liabilities - funded status                      $      20.3     $      16.4
         Less: current portion                                                       (0.7)           (0.5)
         Less: pension asset                                                          0.3             -
                                                                              ================================
         Long-term portion of pension liability                               $      19.9     $      15.9
                                                                              ================================

      The following table summarizes the amounts recognized on the Company's consolidated balance sheet:

                                                     2008           2007
                                                -----------------------------

      Employee-related payables                 $      (0.7)    $      (0.5)
      Other assets                                      0.3             -
      Pension liabilities                             (19.9)          (15.9)
      Accumulated other comprehensive loss              3.4             1.9
                                                -----------------------------
      Net amount recognized                     $     (16.9)    $     (14.5)
                                                =============================

      The amounts recorded in accumulated other comprehensive loss relate to unrealized net actuarial losses. The Company expects that $0.2 will be amortized into pension expense in Fiscal 2008.

      The following weighted-average assumptions were used to determine benefit obligations and pension expense:

                                                 2008        2007       2006
                                              ----------------------------------
         Discount rate                          4.34%        4.18%      4.00%
         Expected rate of return on assets      4.75%        4.75%      4.75%
         Compensation increase rate             0.34%        0.59%      0.65%


      The fair value of plan assets consists of the value of the pension insurance contract, which was pledged to the pensioners during Fiscal 2006 and as such represented an adjustment to the asset value during that year. The expected rate of return on assets is based on the expected risk premium aggregated with the long-term government bond yield.

      The Company expects to make payments of $0.9 on the defined benefit plans during Fiscal 2008, consisting of interest and other administrative costs.

      The total benefits to be paid from the defined benefit plans are expected to be as follows: 2009 - $1.1; 2010 - $1.1; 2011 - $1.2; 2012 - $1.2; 2013
      - $1.2; 2014 to 2017 - $6.5.

      Pension expense was calculated using the projected benefit method of valuation. The components of pension expense were as follows:

                                                           2008             2007            2006
                                                      ------------------------------------------------
      Interest cost on projected plan benefits        $       1.0      $       1.0     $       0.9
      Expected return on plan assets                         (0.3)            (0.3)            -
                                                      ------------------------------------------------
      Defined benefit pension expense - net                   0.7              0.7             0.9
      Defined contribution pension expense                    3.4              3.4             3.8
                                                      ------------------------------------------------
      Total pension expense                           $       4.1      $       4.1     $       4.7
                                                      ================================================

      In Fiscal 2008, defined contribution pension expense consists of expenses related to multiemployer plans of $1.2 (2007 - $1.4; 2006 - $1.4), and other defined contribution pension plans of $2.2 (2007 - $2.0; 2006 - $2.4), respectively. The Company's contributions to multiemployer and other defined contribution pension plans approximate the amount of annual expense presented in the table above.

27.   FINANCIAL INSTRUMENTS

(A)   FAIR VALUE

      The Company's financial instruments include cash and cash equivalents, short-term investments, restricted cash and cash equivalents, accounts receivable, accounts payable, foreign exchange forward, option contracts and long-term debt. Due to the short-term maturity of cash and cash equivalents, short-term investments, restricted cash and cash equivalents, accounts receivable, and accounts payable, the carrying values of these instruments are reasonable estimates of their fair value. The fair value of the foreign exchange forward and option contracts reflects the estimated amount that the Company would receive or would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company's future earnings or cash flows. The fair value of financial instruments approximates their carrying value with the exception of the long-term debt. The long-term debt - convertible debentures is traded on a public exchange and has a fair market value at March 28, 2008 of $52.8.

(B)   DERIVATIVE FINANCIAL INSTRUMENTS

      The Company operates globally, and therefore is subject to the risk that earnings and cash flows may be adversely impacted by fluctuations in foreign exchange. The Company uses forward and option contracts to manage foreign exchange risk. Forward and option contracts may be designated as hedging instruments for firmly committed or forecasted payroll and purchases that are expected to occur in less than one year.

      The notional amounts for forward and option contracts represent the U.S. dollar equivalent of an amount exchanged. During Fiscal 2008, the Company entered into $12.7 and $18.2 (2007 - $Nil) of simultaneous purchases and sales of foreign currency options, respectively. At March 28, 2008, the Company had $6.7 to $9.4 of options outstanding. The options are marked to market at the end of each reporting period based on the prevailing balance sheet exchange rate. At the end of Fiscal 2008, $0.2 unrealized gains (losses) have been recognized in earnings.

      During Fiscal 2008, the monthly average notional amounts of the forward contracts in U.S. dollars were: Swedish krona $0.4 (2007 - $Nil); Canadian dollars $Nil (2007 - $1.8); and British pounds $Nil (2007 - $Nil).

      During Fiscal 2008, the monthly average notional amounts in U.S. dollars of the options purchased were $2.9 (2007 - $3.9) and of the options sold were $4.1 (2007 - $5.1).

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

      The Company has one major  customer,  a distributor,  as described in Note
      25. Accounts receivable from this customer as at March 28, 2008, were $4.8 (2007 - $7.5). The Company believes that the concentration of credit risk resulting from accounts receivables owing from this major customer is substantially mitigated by the Company's credit evaluation process, relatively short collection periods, and the global orientation of the Company's sales.

      Zarlink is exposed to credit risk on its foreign exchange contracts in the event of non-performance by its counterparties. The Company does not anticipate non-performance by any of the counterparties, as it deals with counterparties that are major financial institutions. The Company anticipates the counterparties will satisfy their obligations under the contracts.

(D)   INTEREST RATE RISK

      The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and current liabilities. Additionally, our long-term debt - convertible debentures bears a fixed 6% interest rate for the life of the debt; therefore we are not exposed to any interest rate risk on this debt.

(E)   UNUSED BANK LINES OF CREDIT

      The Company has a credit facility of $1.5 (U.S. $Nil and Cdn$1.5), available for letters of credit. At March 28, 2008, $1.5 (2007 - $1.3) in letters of credit were outstanding against this credit facility. Accordingly, the Company had an unused facility of $Nil (2007 - $0.3) available for letters of credit. As at March 28, 2008, cash and cash equivalents of $Nil (2007 - $0.3) were hypothecated under the Company's revolving global credit facility to cover certain outstanding letters of credit and were reported as restricted cash and cash equivalents.

28.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                                                     2008            2007            2006
                                                                                -----------------------------------------------
         Cash interest paid (included in cash flow from operations)             $       2.0     $       -       $       -
         Cash taxes paid (included in cash flow from operations)                $       0.5     $       0.4     $       0.4
                                                                                ===============================================

      The following table summarizes the Company's other non-cash changes in operating activities:

                                                                                     2008             2007            2006
                                                                                -----------------------------------------------
         Cash provided by (used in)
           Loss (gain) on sale of business                                      $      17.5      $      (4.1)    $      (1.9)
           In-process R&D                                                              20.3              -               -
           Gain on sale of Mitel investment                                           (12.9)             -               -
           Change in pension liability                                                  2.4              1.2            (0.9)
           Gain on disposal of fixed assets                                            (2.3)             -               -
           Other                                                                       (0.3)            (1.6)            -
                                                                                -----------------------------------------------
           Other non-cash changes in operating activities                       $      24.7      $      (4.5)    $      (2.8)
                                                                                ===============================================

      The following table summarizes the Company's other changes in working capital:

                                                                                     2008             2007            2006
                                                                                -----------------------------------------------
         Cash provided by (used in)
           Trade accounts and other receivables                                 $      (0.4)     $      (3.1)    $       7.3
           Inventories                                                                 (3.0)            (1.6)           (1.6)
           Payables and accrued liabilities                                             0.2             (9.4)           (6.7)
           Deferred credits                                                            (0.1)            (0.1)           (0.7)
           Prepaid expenses and other                                                  (3.7)             2.4            (1.4)
                                                                                -----------------------------------------------
           Other non-cash changes in operating activities                       $      (7.0)     $     (11.8)    $      (3.1)
                                                                                ===============================================

29.   COMPARATIVE FIGURES

      Certain of the Fiscal 2007 comparative figures have been reclassified so as to conform to the presentation adopted in Fiscal 2008. The Company reclassified $0.3 in Fiscal 2007 from selling and administration expense to amortization of intangible assets and moved the disclosure of details of non-cash changes in operating activities for all periods presented from the Statement of Cash Flows to Note 28.

           Valuation and Qualifying Accounts

                           ZARLINK SEMICONDUCTOR INC.
                        VALUATION AND QUALIFYING ACCOUNTS
                                 March 28, 2008
                          (in millions of U.S. dollars)

                                                             Additions
                                                 ----------------------------------
                                   Balance,
                                  Beginning        Charged to         Charged to                      Balance, End
Description                       of Period          expense            revenue        Deductions      of Period
Sales Provisions:
Fiscal 2008                     $      3.2             -                 11.1             (11.4)        $    2.9
Fiscal 2007                     $      2.6             -                 15.4             (14.8)        $    3.2
Fiscal 2006                     $      1.6             -                 11.9             (10.9)        $    2.6

Provisions for exit activities:
Fiscal 2008                     $      1.3            10.9                -                (8.3)        $   3.9
Fiscal 2007                     $      5.0             1.5                -                (5.2)        $   1.3
Fiscal 2006                     $      8.8             5.3                -                (9.1)        $   5.0

Litigation provisions:
Fiscal 2008                     $      -               0.1                -                -            $   0.1
Fiscal 2007                     $      0.8             -                  -                (0.8)        $   -
Fiscal 2006                     $      1.4             -                  -                (0.6)        $   0.8
Fiscal 2005

Allowance for doubtful accounts (charged to both trade and other receivables):
Fiscal 2008                     $      -               0.3                -                -            $   0.3
Fiscal 2007                     $      0.1             -                  -                (0.1)        $   -
Fiscal 2006                     $      0.2             0.1                -                (0.2)        $   0.1

Warranty Provision:
Fiscal 2008                     $      -               0.2                -                -            $   0.2
Fiscal 2007                     $      -               -                  -                -            $   -
Fiscal 2006                     $      -               -                  -                -            $   -

Inventory Provision:
Fiscal 2008                     $      7.3             4.8                -                (3.4)        $   8.7
Fiscal 2007                     $      8.0             2.7                -                (3.4)        $   7.3
Fiscal 2006                     $     12.6             3.2                -                (7.8)        $   8.0

Item 19 Exhibits

The following exhibits have been filed as part of this Annual Report:

Exhibit No.   Description
------------  ----------------------------------------------------------------------------------------------------------------------
1.1           Conformed Composite Copy of the Company's Articles, as amended to date (incorporated by reference to Exhibit 4.3 to
              Registration Statement No. 333-83556 on Form S-8)
1.2           By-law No. 16 of the Company (incorporated by reference to Exhibit 3.2 to Form 10-K for the year ended March 28, 2003 filed on June 25, 2003)
2.1           Form of Specimen Certificate for Common Shares of the Company (incorporated by reference to Exhibit 3.3 to Form 10-K for the year ended March 28, 2003 filed on June 25, 2003)
4.1           Lease agreement between Mitel Research Park Corporation and Mitel Corporation (now Zarlink Semiconductor Inc.) dated
              March 27, 2001 (incorporated by reference to Exhibit 4.1 to Form 20-F for the year ended March 25, 2005 filed on June
              10, 2005)
4.2           Lease agreement between Mitel Research Park Corporation and Mitel Corporation (now Zarlink Semiconductor Inc.) dated
              March 27, 2001 (Phase V) (incorporated by reference to Exhibit 4.2 to Form 20-F for the year ended March 25, 2005 filed on June 10, 2005)
4.3           Employment agreement between Kirk K. Mandy and Zarlink Semiconductor Inc. dated February 16, 2005, revised May 24,
              2007. (incorporated by reference to Exhibit 4.3 to Form 20-F for the year ended March 30, 2007 filed on June 11, 2007)
4.4           Employment agreement between Scott Milligan and Zarlink Semiconductor Inc. dated May 13, 2003, revised May 24, 2007
              (incorporated by reference to Exhibit 4.3 to Form 20-F for the year ended March 30, 2007 filed on June 11, 2007)
4.5           Executive employment termination agreement between Donald G. McIntyre and Mitel Corporation (now Zarlink
              Semiconductor Inc.) dated January 12, 2000 (incorporated by reference to Exhibit 4.6 to Form 20-F for the year ended
              March 25, 2005 filed on June 10, 2005)
4.6           Stock option plan for key employees and non-employee directors as amended December 7, 2001 and July 24, 2007
4.7           Executive employment agreement between Stan Swirhun and Zarlink Semiconductor Inc. dated May 31, 2005
4.8           Executive employment agreement between Henry Perret and Zarlink Semiconductor Inc. dated July 31, 2007
4.9           Asset purchase agreement by and among Zarlink Semiconductor Limited and Zarlink Semiconductor Inc. and Intel
              Corporation and Intel Corporation (UK) Limited (incorporated by reference to Exhibit 99.2 to Form 6-K filed on
              October 17, 2005)
4.10          Agreement and plan of merger by and among Zarlink Semiconductor Inc., ZLE Inc., Legerity Holdings, Inc., and Navigant
              Capital Advisors, LLC
4.11          Trust Indenture, dated as of the [30th] day of July, 2007, between Zarlink Semiconductor Inc. and Computershare Trust
              Company of Canada (incorporated by reference to exhibit 7.1 to registration statement on Form F-10 (File No.
              333-144800) filed on July 24, 2007
4.12          Agreement for sale and purchase of the Swindon analog foundry business of Zarlink Semiconductor. (Incorporated by reference to Exhibit 99.1 to Form 6-K filed on April 2, 2008)
8.1           Subsidiaries of the Company. Refer to Item 4C of this form 20F
12.1          Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 302(a) of The Sarbanes-Oxley Act of
              2002, President and Chief Executive Officer
12.2          Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 302(a) of The Sarbanes-Oxley Act of
              2002, Senior Vice President of Finance and Chief Financial Officer
13.1          Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, President and Chief Executive Officer
13.2          Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Senior Vice President of Finance and Chief
              Financial Officer
15(a)         Consent of Deloitte & Touche LLP
15(b)         Consent of Ernst & Young LLP
15(c)         Management Proxy Circular for the Fiscal 2008 Annual and Special Shareholders meeting

      Signatures

      Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ZARLINK SEMICONDUCTOR INC.

                                       By: /s/ Kirk Mandy
                                           ------------------
                                           (Kirk K. Mandy)

      Dated:  June 4, 2008                 President and Chief Executive Officer

      Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

                      Signature                                 Title                                    Date

         /s/ Henry Simon                      Chairman of the Board                                  June 4, 2008
         ------------------------
         (Henry Simon)

         /s/ Kirk K. Mandy                    President and Chief Executive Officer                  June 4, 2008
         ------------------------
         (Kirk K. Mandy)

         /s/ Adam Chowaniec                   Director                                               June 4, 2008
         ------------------------
         (Adam Chowaniec)

         /s/ Oleg Khaykin                     Director                                               June 4, 2008
         ------------------------
         (Oleg Khaykin)

         /s/ Hubert T. Lacroix                Director                                               June 4, 2008
         ------------------------
         (Hubert T. Lacroix)

         /s/ J. Spencer Lanthier              Director                                               June 4, 2008
         ------------------------
         (J. Spencer Lanthier)

         /s/ Jules Meunier                    Director                                               June 4, 2008
         ------------------------
         (Jules Meunier)

         /s/ Dennis Roberson                  Director                                               June 4, 2008
         ------------------------
         (Dennis Robertson)