Form 20-F
period 2009-03-27
ZARLINK SEMICONDUCTOR INC
filed 2009-06-04
CIK 352435

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended March 27, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                                OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8139

ZARLINK SEMICONDUCTOR INC.
(Exact name of registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

400 March Road, Ottawa, Ontario, Canada, K2K 3H4
(Address of principal executive offices)

Andre Levasseur, Corporate Comptroller Zarlink Semiconductor Inc. 400 March Road Ottawa, Ontario, K2K 3H4 (613) 270-7270
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, no par value	The Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

6.0% Convertible Unsecured Subordinated Debentures
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 27, 2009 was:

122,425,682 common shares

1,059,200 preferred shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐  No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☐   No   ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☐  No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer                                                ☐                      Accelerated filer                                ☒                      Non-accelerated filer☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP                                                        International Financial Reporting Standards as issued                            Other    ☐
☒                                                     by the International Accounting Standards Board ☐

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).         Yes ☐   No   ☒

Table of Contents

"Zarlink", the “Corporation” and the "Company" refer to Zarlink Semiconductor Inc. and its consolidated subsidiaries, unless otherwise indicated.

Zarlink reports its financial accounts in U.S. dollars.  All financial information and references to "$" and "dollars", other than dollars per share are expressed in millions of U.S. dollars unless otherwise stated.

Applicable foreign exchange rates used in the translation of foreign currency balances and transactions are based on noon rates from the Bank of Canada website: http://www.bankofcanada.ca/en/rates/exchange.html.

PART I
Item 1 Identity of Directors, Senior Management and Advisers

Not applicable

Item 2 Offer Statistics and Expected Timetable

Not applicable

Item 3 Key Information

 A.           Selected Financial Data

The following tables are derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the requirements of the U.S. Securities and Exchange Commission (“SEC”).

Fiscal Year Ended
(at the end of Fiscal Year for balance sheet data)
(In millions of U.S. dollars, except gross margin percentage and per share amounts)
	2009	2008	2007	2006	2005

Income Statement Data:
Revenue	$227.2	$183.6	$142.6	$144.9	$160.8
Gross margin percentage	48%	45%	52%	50%	47%
Research and development expense	46.0	47.7	32.7	37.5	52.7
Income (loss) from continuing operations	(29.6)	(48.4)	15.8	2.0	(13.1)
Income (loss) from discontinued operations	-	-	-	46.8	(7.7)
Net income (loss)	(29.6)	(48.4)	15.8	48.8	(20.8)
Income (loss) per common share from continuing operations
Basic and diluted	(0.25)	(0.41)	0.11	(0.01)	(0.12)
Net income (loss) per common share
Basic and diluted	(0.25)	(0.41)	0.11	0.36	(0.18)
Balance Sheet Data:
Working capital	$86.4	$94.5	$152.3	$139.4	$86.7
Total assets	189.5	263.9	211.0	204.5	171.3
Long-term debt – convertible debentures	57.2	77.4	-	-	0.1
Redeemable preferred shares	13.6	14.7	16.1	16.2	17.2
Shareholders' equity
Common shares	738.8	768.5	768.5	768.5	768.4
Additional paid-in capital	34.0	5.1	4.3	3.0	2.2
Deficit	(669.9)	(638.4)	(587.6)	(601.2)	(646.5)
Accumulated other comprehensive loss	(35.3)	(35.8)	(34.3)	(34.7)	(33.1)
Dividends Declared per Preferred Share
In U.S. Dollars	$1.77	$1.95	$1.76	$1.67	$1.59
In Canadian Dollars	2.00	2.00	2.00	2.00	2.00

Number of common shares outstanding	122.4	127.3	127.3	127.3	127.3

            Discontinued operations in Fiscal 2005 to Fiscal 2006 relate to the sale of our RF Front-End Consumer business.

Selected Quarterly Financial Data

(Unaudited, in millions of U.S. dollars, except gross margin percentage and per share amounts)

	First	Second	Third	Fourth	Full
FISCAL 2009	Quarter	Quarter	Quarter	Quarter	Year

Revenue	$60.5	$61.8	$53.8	$51.1	$227.2
Gross margin	27.6	30.6	26.5	24.3	109.0
Gross margin percentage	46%	50%	49%	48%	48%
Net income (loss)	1.1	7.2	12.1	(50.0)	(29.6)
Net income (loss) per common share – basic	-	0.05	0.09	(0.41)	(0.25)
Net income (loss) per common share – diluted	-	0.05	0.08	(0.41)	(0.25)

	First	Second	Third	Fourth	Full
FISCAL 2008	Quarter	Quarter	Quarter	Quarter	Year

Revenue	$30.6	$49.6	$48.6	$54.8	$183.6
Gross margin	13.2	22.6	22.8	24.5	83.1
Gross margin percentage	43%	46%	47%	44%	45%
Net income (loss)	(5.0)	(15.9)	(8.4)	(19.1)	(48.4)
Net income (loss) per common share – basic and diluted	(0.05)	(0.13)	(0.07)	(0.16)	(0.41)

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

Our industry is characterized by the following:

•	Rapidly changing technology;

•	Product complexity;

•	Competition; and

•	Frequent new product introductions.

We make investments in research and development in an effort to design new products and remain competitive in our markets. For example, in Fiscal 2009, our research and development efforts focused primarily on ultra low-power system-on-chip solutions for medical telemetry, active optical cables for data center interconnect, voice interface products, and network synchronization and timing over packet solutions. We cannot be certain that we will be successful in developing these new products. Furthermore, the development of our products is a lengthy and highly complex process, and we may experience delays in completing our development initiatives. The result of this long process may result in our incurring substantial costs before any products reach market, which may lead to a negative short-term cash flow impact.

In addition, even if we are successful in developing new products, we cannot be certain that these products will reach market acceptance. Our products are generally incorporated into our customers’ products at the design stage. However, our design wins may not materialize into revenue for us, as customer projects may be cancelled, or their end market demand may decrease. We also cannot be certain that we will be able to provide the most cost-effective solutions for our customers. For example, during Fiscal 2009, we announced we would be discontinuing certain legacy optical products, for which we had invested funds in previous years, as we were unable to generate sufficiently high margins from the sale of these products. Our products generally take a minimum of two years from the initial product design to revenue generation. The market demand may change between the time of initial product design and volume sales, which could render our products obsolete and adversely affect our business and financial condition.

Our business could be disrupted if we are unable to successfully integrate any businesses, technologies, product lines or services that we acquire in the future.

The markets in which we compete are characterized by an increasing level of company consolidation.  Within these markets, there has been a consolidation of smaller to similar sized companies in an effort to achieve scale, leadership and depth. Although the current economic slowdown has decreased the level of consolidation, we expect the overall consolidation in the industry trend to continue in the future.   We may make strategic acquisitions and investments or enter into joint ventures or strategic alliances with other companies. Such transactions entail many risks, including the following:

•	Inability to successfully integrate the acquired companies' personnel and businesses;

•	Inability to realize anticipated synergies, economies of scale or other value associated with the transactions;

•	Diversion of management's attention and disruption of our ongoing business;

•	Inability to retain key technical and managerial personnel;

•	Inability to establish and maintain uniform standards controls, procedures and policies;

•	Assumption of unknown liabilities or other unanticipated events or circumstances; and

•	Strained relationships with employees and customers as a result of the integration of new personnel.

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

In Fiscal 2009, approximately 65% of our products were sourced from two independent foundries and an additional 30% from six other independent foundries, which supply the necessary wafers and process technologies. We have wafer supply agreements (“WSA”) with four of these foundries, which expire between Fiscal 2010 and 2011.  These suppliers are obligated to provide certain quantities of wafers per year under these agreements. These agreements are typically renewed prior to their expiry dates, or automatically renew for a specified period under the existing terms and conditions unless either party provides notification of non-renewal to the other party. These independent foundries also manufacture products for other companies.  In the past, availability of foundry capacity has been reduced due to strong demand. As a result, we may not have access to adequate capacity or certain process technologies as capacity and technologies may be allocated to other customers. In addition, a manufacturing disruption experienced by one or more of our outside foundries or a disruption of our relationship with an outside foundry, including discontinuance of our products by that foundry, would negatively impact the production of our products. If our foundry suppliers were unable or unwilling to manufacture our products in the volumes that we require, then we would need to identify and qualify acceptable additional or alternative foundries. This qualification process could take six months or longer, and such a change may require approval from certain customers. We may not find sufficient capacity quickly enough, if ever, to satisfy production requirements and we may be unable to meet customer demand for our products. This could cause customers to cancel or fail to place new orders, which could have a material adverse effect on our business, financial condition and results of operations.  At the end of Fiscal 2009 one of our former foundries which continued to supply us with wafers, MHS Electronics U.K. Ltd. (“MHS”) entered into receivership and, as a result, we have been building adequate inventory levels of some products and are in the process of transferring production of other products to our other foundry suppliers.  We expect to incur one time costs to transfer production and higher production costs as a result.

Also in Fiscal 2009, we were notified of “last time buys” by one of our foundry suppliers of a product.  This resulted in us having to purchase additional inventory and find alternate suppliers.

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

We typically sell our products pursuant to purchase orders, which can be either cancelled or deferred on short notice without our customers incurring significant penalties, as is common in our industry. Generally, we do not have long-term supply arrangements with our customers. We have difficulty predicting demand because our customers are faced with volatile demand patterns among their customers. In addition, the increasing consolidation within our end markets has created uncertainty. We also depend on our ability to turn orders placed and delivered within the same quarter.

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

We have experienced operating losses in Fiscal 2009, as well as in several prior Fiscal Years, and may not be able to return to profitability.

The semiconductor industry is highly cyclical. We have seen periods of significant upturns and downturns. We have experienced net losses in Fiscal 2009, as well as in several prior Fiscal Years during periods of industry downturns. These losses have contributed to negative operating cash flows in some years. If we incur losses in future periods, we may be required to implement additional restructuring activities, which may require that we exit certain markets in order to focus on markets we believe are advantageous. Our failure to maintain profitability and positive operating cash flows, and future restructuring activities, could have a material adverse effect on our financial condition and results of operations.

We compete with other companies to attract and retain key personnel. The loss of, or inability to attract, key personnel could have a material adverse effect on our business, financial condition or results of operations.

Our future success depends, to a significant extent, on the continued service of our key technical, sales and management personnel, and on our ability to continue to attract and retain qualified employees. We depend particularly on highly skilled design, process, product and test engineers involved in the development of mixed-signal products and processes, and on personnel in sales and marketing functions.  If we were unable to attract and retain these employees, this could delay the development of new products, and could also harm our ability to sell our existing products. The competition for these employees is intense, and these employees would be very difficult to replace.  Our failure to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations. We have employment agreements with all of our executive officers.

Significant fluctuations in foreign exchange rates may adversely impact our results of operations.

Our operations are exposed to foreign currency rate fluctuations because a significant portion of our costs are incurred in currencies other than the U.S. dollar.  The U.S. dollar has fluctuated significantly against other foreign currencies and this trend may continue.  On occasion we use forward contracts and foreign currency options to protect against the volatility of future cash flows caused by changes in foreign currency exchange rates.  The contracts can reduce, but do not eliminate, the impact of foreign currency exchange rate movements on our results.

Some of our assets and liabilities are denominated in foreign currencies, which are subject to the effects of exchange rate fluctuations of those currencies relative to the U.S. dollar. Our most significant liabilities denominated in foreign currencies are our 6% Convertible Unsecured Subordinated Debentures (“convertible debentures”), denominated in Canadian dollars, and our Swedish pension liability denominated in Swedish krona. We have partially mitigated the foreign exchange risk relating to the Swedish pension liability by holding Swedish krona in restricted cash; however, we are exposed to fluctuations in Canadian to U.S. dollar exchange rates in regards to the convertible debentures. A five percentage point change in the Cdn/U.S. exchange rate will have a non-cash foreign exchange impact of approximately $2.9 to our earnings in a given Fiscal period.

There are risks inherent in our international operations, which may have a material adverse effect on our business, financial condition and results of operations.

Approximately 76% of our sales in Fiscal 2009 were derived from sales in markets outside North America.  We expect sales from foreign markets to continue to represent a significant portion of total sales in the foreseeable future.  We operate two manufacturing facilities as well as sales and technical support service centers in Europe and Asia.  Certain risks are inherent in our international operations, including the following:

•	Political and economic instability;

•	Unexpected changes in regulatory requirements;

•	The burden of compliance with foreign laws;

•	Import and export restrictions;

•	Difficulties in staffing and managing operations;

•	Fluctuations in exchange rates against the U.S. dollar;

•	Difficulties in collecting receivables; and

•	Potentially adverse tax consequences.

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

From time to time, we become defendants in legal proceedings about which we are unable to assess our exposure and which could become significant liabilities upon judgment.

We become defendants in legal proceedings from time to time.  Companies in our industry have been subject to claims related to patent infringement and product liability, as well as contract and personal claims.  We may not be able to accurately assess the risk related to these suits, and we may be unable to accurately assess our level of exposure.  These proceedings may result in material changes to our operating results in the future if our exposure is material and if our ability to assess our exposure becomes clearer.

Our stock price is subject to volatility, and significant fluctuations may adversely impact the market price of our common shares.

The market price of our common shares has fluctuated in prior periods, and future market prices could be subject to significant fluctuations due to the following factors:

•	General economic and market conditions in response to variances in anticipated and actual operating results of us or our competitors;

•	Variations in our quarterly operating results;

•	Announcements of new product introductions by us or our competitors;

•	Conditions in the semiconductor market;

•	Adjustments to our capital structure, including the amount of long-term debt;

•	Mergers and acquisitions; and

•	Speculation and volatility inherent in the current economic climate.

These and other factors may adversely impact the market price of our common shares.  For example, in Fiscal 2009 our common shares were delisted from the New York Stock Exchange (“NYSE”) due to their not continuing to meet NYSE listing rules relating to minimum share price.

Our operating results may vary significantly due to impairment of goodwill and other intangible assets incurred in the course of acquisitions, as well as to impairment of tangible assets due to changes in the business environment.

Our operating results may vary significantly due to impairment of goodwill and intangible assets booked in connection with acquisitions and the purchase of technologies and licenses from third parties.  For example, during Fiscal 2009, we recorded a goodwill impairment charge of $46.9, which had a material negative impact on our operating results.  See Note 9 of the financial statements for discussion of goodwill impairment.  As of March 27, 2009, the value on our consolidated balance sheet of goodwill was $Nil and of intangible assets was $49.1, net of amortization. Because the market for our products is characterized by rapidly changing technologies, and because of significant changes in the semiconductor industry and general economic factors beyond our control, our future cash flows may not support the intangibles recorded in our consolidated balance sheet. We are required to test goodwill annually and to assess the carrying values of intangible and tangible assets when events or changes in circumstances indicate that its carrying amount may not be recoverable. As a result of such tests, we have, and could be required in the future to record impairment charges in our statement of income (loss) if the carrying value in our consolidated balance sheet is in excess of the fair value. The amount of any potential impairment is not predictable as it depends on our estimates of projected market trends, results of operations and cash flows. In addition, the introduction of new accounting standards can lead to a different assessment of goodwill carrying value, which could lead to a potential impairment of the goodwill amount.  The potential impairment, if required, could have a material adverse impact on our results of operations in future periods.

We have a substantial amount of indebtedness that could adversely affect our financial position and prevent us from implementing future strategies.

In connection with our acquisition of Legerity Holdings Inc (“Legerity”) in Fiscal 2008, we incurred, through the issuance of the convertible debentures, long-term debt with a balance of $57.2 ($70.9 million Cdn) as at March 27, 2009. The issuance of this indebtedness may:

•	Limit our ability to borrow additional funds for working capital, capital expenditures and future acquisitions;

•	Require us to use a substantial portion of our cash flow from operations to make debt service payments;

•	Place us at a competitive disadvantage compared to our less leveraged competitors; and

•
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

Several third-party subcontractors located in Asia assemble, obtain packaging materials for, and test some of our products.  In Fiscal 2009, approximately 88% of these services were completed by four subcontractors. Because we rely on third-party subcontractors to perform these functions, we cannot directly control our product delivery schedules and quality assurance. This lack of control has resulted, and could in the future result, in product shortages or quality assurance problems. This could delay shipments of our products or increase our manufacturing, assembly or testing costs. If our third-party subcontractors are unable to obtain sufficient packaging materials for our products in a timely manner, we may experience a significant product shortage or delay in product shipments, which could seriously harm our customer relationships and sales. In addition, quality assurance problems by our third-party subcontractors could result in defective products being shipped to our customers. The cost of product replacements or returns and other warranty related matters could materially adversely affect us.

Some of our subcontractors are located in regions with a higher risk of experiencing earthquakes, floods and other natural disasters. During Fiscal 2008, a flood occurred at our former Swindon foundry, which continues to supply product to us. The flood resulted in the complete shut down of the facility and affected our supply of finished product. The occurrence of additional floods or other natural disasters could result in the disruption of our assembly and test capacity. If any of our subcontractors experience capacity constraints or financial difficulties, suffer any damage to their facilities, experience power outages or any other disruption of assembly or testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner. This could result in significant delays in product shipments if we are required to find alternative assemblers or testers for our components. Any problems that we may encounter with the delivery, quality or cost of our products could damage our customer relationships and materially and adversely affect our business, financial conditions and results of operations.

We are subject to environmental regulations, which impose restrictions surrounding the use, disposal and storage of hazardous substances. Our failure to comply with present or future environmental regulations could result in future liabilities and could have a material adverse effect on our business, financial condition and results of operations.

We have manufacturing facilities located in the United Kingdom and Sweden, and have sold previously owned facilities, which are subject to a variety of laws, rules and regulations related to the discharge or disposal of toxic, volatile or other hazardous chemicals used in the manufacturing process.  We believe that we have complied with these laws, rules, and regulations in all material respects, and to date have not been required to take any action to correct any noncompliance. However, if we fail to comply with present or future regulations, we could be subject to fines, or production being suspended or facilities closed.  Such regulations could require that we acquire significant equipment or incur substantial other expenses to comply with environmental regulations.  If we fail to control the use, disposal, storage of, or adequately restrict the discharge of, hazardous substances, we could be subject to future liabilities. This could have a material adverse effect on our business, financial condition and results of operations.

The costs and accounting implications of compliance with new accounting standards, including the potential transition to International Financial Reporting Standards (“IFRS”).

The Financial Accounting Standards Board (“FASB”), the SEC, and other bodies that have jurisdiction over the form and content of our accounts frequently consider and interpret proposals and existing pronouncements designed to ensure that companies disclose relevant and transparent information relating to their respective businesses. The pronouncements and interpretations of pronouncements by FASB, the SEC, and other bodies may have the effect of requiring us to account for business combinations, revenues and/or expenses in a different manner. For example, the SEC’s IFRS roadmap may lead us to eventually transition from US GAAP to IFRS. Depending on the size and scope, this transition may cause our financial results under IFRS to be materially different from what they would be under US GAAP. In addition, this transition may result in our incurring additional costs.  See also discussion on IFRS implementation in Item 5 in this MD&A.

The current worldwide economic slowdown may result in lower revenues and net income as customers and suppliers manage through these events.

The current economic slowdown has resulted and could continue to result in our end customers scaling back new purchases and equipment deployments.  Slowing of deployment plans by our end customers may result in lower revenues and potentially higher inventory obsolescence being recorded by us. In addition, if our suppliers experience financial difficulty, they may be unable to deliver product to us, in which event our revenues and our net income could be negatively impacted. As discussed, one of our former foundries which continues to supply us with wafers, entered into receivership at the end of Fiscal 2009 and we will incur one time costs as we transfer production to other suppliers. Should other suppliers cease supplying product to us, our production costs could increase.

The current economic conditions may increase our customers’ credit risk which could result in credit losses. Any credit losses we may suffer would increase our operating costs and negatively impact our operating results. In addition, our customers may begin to pay balances owing to us over a longer period of time as they manage their cash flows more conservatively.

We may convert our Long-term debt - Convertible Debentures into common shares, which will result in the dilution of our current common shareholders’ ownership.

The principal amount of the convertible debentures of which $57.2 was outstanding on March 27, 2009 is repayable on September 30, 2012, in lawful money of Canada, or at the option of Zarlink, by issuance of common shares. In addition, subject to the terms of the trust indenture and regulatory approval, the interest payable on the convertible debentures may also be settled in common shares. The dilutive effect of issuing common shares in settlement of either interest or principal on our convertible debt would have a material negative impact on the current common shareholders’ ownership percentage.

Item 4 Information on the Company

 A.           History and Development of the Company

Our legal and commercial name is Zarlink Semiconductor Inc.

Zarlink was incorporated in Canada in 1971 and continued under the Canada Business Corporations Act in 1976.  The registered office and the executive offices are located at 400 March Road, Ottawa, Ontario, Canada K2K 3H4. The main telephone number is (613) 592-0200.  Our common shares are listed under the symbol "ZL" on the Toronto Stock Exchange and under the symbol “ZARLF” on the over-the-counter market in the United States.  Our website address is www.zarlink.com.  Our preferred shares and convertible debentures are listed under the symbols "ZL.PR.A" and “ZL.DB”, respectively, on the Toronto Stock Exchange.

On February 29, 2008, Zarlink sold its analog foundry in Swindon, U.K. to MHS, a subsidiary of MHS Industries Group for one British pound. In addition, Zarlink paid MHS $3.0 (€2 million) to support restructuring initiatives.

On August 3, 2007, Zarlink acquired 100% of the capital stock of Legerity for $137.3 in cash, including $2.8 of direct transaction costs.

On May 19, 2006, Zarlink purchased the optical in/out (“I/O”) business of Primarion, Inc. for $7.1 in cash. The purchase included Primarion’s optical I/O assets and intellectual property.

On October 25, 2006, Zarlink sold the assets of its packet switching product line to Conexant Systems Inc. for cash and other consideration, including a cash payment at closing of $5.0 and $1.7 based on revenue performance of the product line paid during the two years following the sale.

On November 15, 2005, Zarlink sold the assets of its RF Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (U.K.) Limited (“Intel”). This transaction was treated as a discontinued operation during Fiscal 2006.

 B.           Business Overview

Zarlink designs mixed-signal semiconductor products for a range of communications, optical and medical applications. Mixed-signal integrated circuits (“ICs”) combine both analog and digital circuits on a single semiconductor chip.

Our core capabilities are in communication network timing and synchronization, voice telephony, telecom networking, optical interconnect and ultra low-power wireless communications. Zarlink has shipped more than 1 billion chips to date, and offers over 900 active products to its global customers. Our highly integrated IC, chipsets, system-on-chip (“SoC”) and module solutions address performance, power, cost and design concerns for telecom and medical equipment manufacturers, data center operators and system integrators.

 Business Strategy

Zarlink is focused on capitalizing on opportunities in the evolving communications, optical and medical markets. We believe that developing specialized products that address critical performance and design challenges in these markets will provide revenue growth opportunities. This includes designing and delivering:

•	Timing and synchronization products that manage complex, time-sensitive traffic to allow service providers to deliver voice, video, data and mobile applications over wired and wireless networks;

•	Voice telephony products that enable high-quality voice service over cable and broadband networks;

•	Telecom networking and voice enhancement technologies that support efficient services over converging circuit and packet infrastructures;

•	Optical interconnect technologies that meet new reach, weight, flexibility and power concerns in data centers and computer clusters; and

•	Ultra low-power radios that link implanted medical devices and monitoring/programming equipment to help improve patient care and lower healthcare costs.

Key to this business strategy is our unique ability to integrate complex functionality into single-chip, chipset and module solutions. These highly integrated products demand less board space and reduce the number of external components required to help simplify design and speed time-to-market versus competing approaches. In addition, we design our products to meet the latest industry standards for performance and power consumption.

 Industry

Communications

In the communications market, consumers are increasingly adopting new services and tools that provide real-time access to information. This includes voice, internet and television services, and new mobile devices that allow users to access content-rich, data-intense information and applications.

In response, telecommunication and cable network operators are introducing communication bundles that offer end-customers a complete suite of voice, television, Internet and mobile services. To cost-effectively deliver bundled services, network operators must invest in new equipment or retrofit existing cable, copper and wireless infrastructures. For example:

•	Cable operators are updating their networks to deliver high-quality voice services that rival offerings from traditional telephone providers;

•
Telecommunication operators are deploying next-generation broadband infrastructure, including digital subscriber line (“DSL”) and fiber-to-the-home (“FTTH”) equipment, to more cost-effectively support bundled communications service over a converged packet network; and

•	Wireless operators need to increase capacity to support data-intense applications enabled by mobile broadband devices.

Our timing and synchronization products efficiently manage time-sensitive traffic, allowing service providers to reliably deliver revenue-generating voice, video and data services over wireless and wired packet networks. Our highly integrated chips eliminate costly external components and meet very exact industry standards. As a result, our customers can more easily design equipment that satisfies performance and cost requirements for telecom, cable and wireless service providers.

Voice interface products, acquired through our acquisition of Legerity in August 2007, enable high-quality voice service over broadband infrastructures, including cable, DSL and FTTH networks. These products help network equipment manufacturers to lower design and material costs by providing all necessary voice interface functions in a compact, integrated solution.

The low-power requirements of our voice interface products help manufacturers meet emerging “green” environmental standards that limit energy consumption for broadband equipment. The chipsets integrate remote line diagnostic capabilities that allow service providers to centrally identify and quickly resolve customer issues, minimize system downtime, and reduce costly technician visits.

The deployment of packet networks presents an ongoing opportunity for Zarlink’s telecom networking products. For an extended period of time, communication services must seamlessly flow across installed “circuit-switched” equipment and new packet-based technologies. This requires telecom networking semiconductor technologies that can groom and manage traffic across both legacy and next-generation equipment. Our voice processing technologies help ensure superior sound quality in a growing number of hands-free communication tools, including in-car voice systems and speakerphones.

Optical Market

The significant increase in multimedia and data information exchange is overwhelming data centers. Data centers must expand to handle bandwidth-intense applications, including new mobile communication tools that transmit and receive rich content. However, the weight, power demands, inflexibility and limited reach of multi-strand copper cable assemblies traditionally used to connect equipment within data centers poses a significant barrier for expansion.

Zarlink’s fully integrated active optical cables are an easy to install “plug-and-play” solution that simplifies data center expansion. Our high-bandwidth optical cables support an extended reach of up to 100 meters, or 10 times further than competing copper-based solutions. In addition, our light-weight, flexible cables simplify and speed equipment installation and help cut operating expenses by reducing cooling requirements.

Medical Market

New medical devices integrating wireless technology are driving demand for semiconductor SoC and module solutions that combine ultra low-power and short-range radio frequency (“RF”) capabilities. These wirelessly enabled devices are supporting new applications and therapies in an effort to improve patient care and lower healthcare costs. Wireless technologies can be used for home-based health monitoring applications that provide “always-on” supervision of patients, and to help shorten and in some situations replace surgical procedures.

Our radio SoCs and fully integrated modules address critical power and performance requirements as medical device manufacturers develop communication systems that link in-body and on-body devices with remote monitoring and programming equipment. By consuming minimal power and integrating unique “wake-up” functionality, our radio chips allow medical device designers to incorporate advanced wireless features into battery powered implanted devices without impacting device operating life.

Zarlink’s radio chips are the only semiconductor solution that comply with the Medical Implant Communication Service (“MICS”) standard governing frequency band, bandwidth and transmit power operations for in-body communications. Our highly integrated, standards-compliant products, coupled with our understanding of quality and regulatory requirements for the healthcare industry, help our customers quickly design and introduce new technologies for the growing medical wireless products market.

Products and Customers

Zarlink products provide high levels of feature integration in single chips, chipsets and modules. Compared with competing technologies, our products help simplify design, lower component costs, reduce power consumption and offer superior performance, improving our customers’ end products.

Our solutions are primarily non-commodity, specialized Application Specific Standard Products (“ASSPs”) that are designed to meet the specific requirements of a class of customer products. Our ICs are typically based on an original design, and are valued for their function and performance. Once designed-in, these products typically remain as a key component in our customers’ end product for the duration of its lifecycle, since replacement would require some degree of system redesign.

We have an established base of more than 400 customers in a diverse spectrum of end-markets, including equipment manufacturers and in the telecommunications, optical and medical industries. Zarlink generates revenue through direct sales and indirectly through distributors.  In Fiscal 2009, Zarlink had revenues from an independent distributor (Avnet Electronics Marketing group), which exceeded 10% of total sales.  Worldwide sales to this distributor in Fiscal 2009 amounted to $41.9, representing 18% of sales (Fiscal 2008 - $38.4, or 21%, Fiscal 2007 - $48.4, or 34% of sales).

Zarlink’s products are grouped into three main categories, as described below.

Communication Products

Timing and Synchronization

Customers use our Timing and Synchronization products to ensure high-quality, reliable and error-free voice, video, data and mobile services over wired and wireless networks. The highly integrated, single-chip solutions simplify design, lower component count and reduce power consumption, while meeting strict performance requirements to help ensure maximum network uptime.

Our broad Timing portfolio consists of Synchronous Ethernet products that support service deployment over packet-based networks, digital phase locked-loop (“PLL”) devices for T1/E1 equipment, analog PLLs for Synchronous Optical Network/Synchronous Digital Hierarchy (“SONET/SDH”) applications and Circuit Emulation Services-over-Packet (“CESoP”) processors capable of transparently tunneling circuit-based time-division multiplexing (“TDM”) traffic with carrier-grade quality over many types of packet networks.

Voice Telephony

Zarlink’s Voice Telephony products allow equipment manufacturers to more easily add voice service to broadband connections. Compared with competing devices, our highly integrated chipsets reduce bill-of-material costs and simplify equipment design to reduce time-to-market, while their low-power requirements help meet emerging environmental standards for broadband equipment. Our products’ integrated remote line diagnostic capabilities allow voice service providers to reduce operating costs, by centrally identifying and quickly resolving customer issues to minimize costly technician service calls.

Our Voice Telephony portfolio includes access infrastructure products that perform all the functions necessary to create a 2-wire, twisted-pair telephone interface from any broadband digital source and residential gateway voice solutions for voice-over-broadband residential and business equipment.

Telecom and Voice Networking

Zarlink’s Telecom Networking ICs, including T1/E1 line interfaces, circuit-switching devices and a range of voice processing products, enable efficient transmission of voice, data and multimedia services over converging circuit and packet infrastructures.

For example, Zarlink’s comprehensive switching platform portfolio boosts the capabilities and simplifies the design of networking equipment that must seamlessly transfer voice, data and multimedia services between circuit and packet-based wired and wireless networks. Our voice processing technology leverages our more than 30 years of expertise in telephony and digital signal processing applications to enable superior sound quality in IP phones, media gateways and hands-free communication tools.

Optical Products

Zarlink's optical solutions improve the performance and simplify the design of data center interconnects and high-density switching and routing applications.

ZLynx active optical cables are fully integrated, plug-and-play interconnect solutions for data centers and computer clusters. ZLynx cables are more flexible, lighter weight and consume less power than traditional copper assemblies, helping data center operators simplify expansion and reduce operating costs. Our parallel fiber optical modules (“PFOMs”) and quad small form-factor pluggable (“QSFP”) modules combine ultra-high capacity channel transfer into one integrated device, providing equipment manufacturers with board space and power savings.

Zarlink also offers vertical-cavity surface-emitting laser (“VCSEL”) drivers, optical receivers and high-performance, high-reliability VCSELs and pin components for short-reach telecom and datacom applications and emitter and detector products targeting a wide range of industrial, security and military applications.

Medical Products

Wireless Medical Products

Our Medical Implant Communication Service (“MICS”) radio module wirelessly links implanted medical devices, including pacemakers, defibrillators, neurostimulators, drug pumps and physiological monitors, with remote monitoring and programming equipment. Using Zarlink’s radio technology, medical device manufacturers can design in-body communication systems that support new monitoring, diagnostic and therapeutic applications to improve patient care and lower healthcare costs. Similar radio chip technology is used in Given Imaging’s swallowable camera capsule. The wireless endoscopy solution relies on Zarlink’s ultra low-power RF transmitter chip to relay real-time, full color images of the gastrointestinal tract.

Medical Implant ICs

Zarlink has more than three decades of experience in designing custom and standard ICs for medical products, including mixed-signal complementary metal-oxide semiconductor (“CMOS”) chips for cardiac pacemakers. Our chips contribute where it counts – very low power consumption – to extend battery life, provide consummate reliability, and reduce the size and weight of medical products.

Zarlink's family of high-performance surge protection devices allow implantable medical electronics, such as pacemakers, implantable cardioverter-defibrillator (“ICDs”) and neurostimulators, to withstand electrical surges such as those caused by medical treatments like defibrillation.

Business Segments and Principal Markets

The product lines within our operating segment contain similar products, production processes, and types of customers, distribution methods, and economic characteristics. As such, we have one reportable segment.

Our revenue based on the geographic location of customers was distributed as follows:

(In millions of U.S. dollars)	2009	% of Total	2008	% of Total	2007	% of Total

Asia Pacific	$113.6	50%	$84.9	46%	$40.5	28%
Europe	59.3	26	53.4	29	56.0	40
United States	49.4	22	40.7	22	38.8	27
Canada	2.1	1	2.4	2	5.5	4
Other Regions	2.8	1	2.2	1	1.8	1
Total	$227.2	100%	$183.6	100%	$142.6	100%

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

We believe that long-term revenue growth will be supported by various factors that drive demand for communications equipment and infrastructure [See also “Business Overview” and “Industry”].  The requirement for basic telephone service in emerging countries is also a strong driver for both wireless and wired communications, which supports demand for our telephony ICs.

An important element of Zarlink’s ability to compete is the expertise of our applications groups, which are located in the United Kingdom, the United States, Canada, Singapore, and other locations in Asia and Europe, to serve customers in regional markets.  The applications groups assist equipment manufacturers in designing their products using our components.  Because of this approach, we have a strong record of understanding our customers and their applications and providing complete solutions. This is a critical element in obtaining design wins.  The design-win cycle starts when Zarlink and/or a member of our distributor network identifies a need for one of our standard communications products in a customer's equipment design.  Once a Zarlink product is selected for a design, we are generally assured of supplying it until the design is no longer manufactured.

 Asia Pacific

In the Asia Pacific area, China, Korea, Japan, Taiwan and Malaysia represent the largest markets by country. Zarlink’s regional headquarters for Asia Pacific is in Singapore, and we also have offices in Japan, Taiwan, Korea and China.  In Fiscal 2009, approximately 56% of sales in these areas were achieved through distributors.  An important function of the sales offices is to link customers with our applications support groups. The sales offices manage key customer and distributor relationships and opportunities, and ensure the most effective use of applications resources.

 Europe

Historically, sales in Europe have been made primarily through our direct sales channel, particularly in the medical ASIC and wireless markets.  Distributors play an important role in the European region, accounting for approximately 32% of sales in this area in Fiscal 2009.  We maintain technically qualified sales teams across the entire region and support them with a team of applications engineers.

 Americas

We use a combination of direct sales teams and manufacturer’s representatives to reach a broad spectrum of customers in the United States and Canada. We also depend on distributors for fulfillment requirements and demand creation in several geographical territories in the Americas Region. The direct sales force includes major account teams that target specific large customers for standard product designs.

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

Our main global competitors for network communications products include PMC-Sierra, Inc., Agere Systems, Inc., Infineon Technologies AG, Integrated Device Technology, Inc., Silicon Laboratories, Inc., and Semtech Corporation.  We believe that Zarlink competes favorably based on our intellectual property rights for proprietary designs, and our proven ability to meet regulatory and industry standards.

In the medical IC market, Zarlink competes mainly with American Microsystems, Inc. and Microsemi Inc., in addition to system OEMs with in-house design capability, and smaller ASIC design houses.   Zarlink sells to most healthcare OEMs worldwide.  We believe that Zarlink has a competitive advantage based on our world-class low-power design skills, application knowledge, and intellectual property, in conjunction with our comprehensive and certified quality system and long experience with key customers in the highly regulated medical device industry.

Our main competitors in the optical market consist of Avago Technologies, Ltd., Emcore Corporation, and MergeOptics GmbH.  We believe Zarlink has a competitive advantage through our vertically integrated delivery of high quality and robustly designed optical products.

 Manufacturing

Our products share a common production process, however the selection of manufacturing sites or suppliers is dependent on the type of semiconductor to be manufactured and the required process and technology.

Our products are sourced from eight independent foundries that supply the necessary wafers and process technologies.  Of these independent foundries, we have WSAs with four of them, which expire at various times from Fiscal 2010 to 2011. These agreements are typically renewed prior to their expiry dates, or automatically renew for a specified period under the existing terms and conditions unless either party provides notification of changes to the other party. In the fourth quarter of Fiscal 2009, one of our foundry suppliers, MHS, entered into receivership which resulted in transitioning our production to other suppliers in addition to placing several large last-time-buy orders with MHS.

IC probe and finished goods testing is done at our facilities in Swindon and Plymouth in the United Kingdom. In Fiscal 2008, we began to outsource a portion of the IC probe and finished goods testing to third party providers and we plan to fully outsource these activities by the end of Fiscal 2010. Optoelectronic components and modules are produced at our Järfälla, Sweden facility using gallium arsenide and indium phosphide processes.

Our semiconductor and optoelectronic manufacturing facilities and quality management systems are certified to the strict standards established by the International Organization for Standardization. In addition, our processes must comply with the European Union directive Restriction of Hazardous Substances (“RoHS”), which defines the specific hazardous materials that were required to be eliminated by July 2006. We produce Pb-free IC devices and are compliant with the RoHS directive.  Some of our customers have exemptions to the directive, and as such we have maintained our capability to produce original products for these customers.

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

 Seasonality

We experience seasonal fluctuations in revenue in certain regions. For example, second quarter sales in Europe are generally slower due to mandatory vacation periods in the summer, while our sales in the Asia Pacific region tend to be slower in our fourth quarter around the Chinese New Year season. In the past, we have also seen slower sales in certain products during our third quarter. However, given the diversity of our revenue base, we do not believe that seasonality has a material impact on our business, financial condition, or results of operations. Given our limited visibility of demand in technology end markets, it is difficult to predict the extent to which seasonality will impact us in the future.

 Government Regulations

The research and development, manufacture and marketing of our products are subject to regulation by U.S., Canadian and foreign governmental authorities and agencies. Such agencies regulate the testing, manufacturing, safety and promotion of our products. These regulations may materially impact our business, financial condition or results of operations.

 C.           Organizational Structure

The following subsidiaries are 100% owned, directly or indirectly, by Zarlink Semiconductor Inc.

Name	Country of Incorporation or Residence

Zarlink Semiconductor (U.S.) Inc.	U.S.A.
Zarlink Semiconductor V.N. Inc.	U.S.A.
Legerity International, Inc.	U.S.A
Zarlink Semiconductor Limited	United Kingdom
Zarlink Semiconductor Holdings Ltd.	United Kingdom
Zarlink Semiconductor AB	Sweden
Zarlink Semiconductor S.A.R.L.	France
Zarlink Semiconductor GmbH	Germany
Zarlink Semiconductor XIC B.V.	Netherlands
Zarlink Semiconductor (Asia) Pte. Ltd.	Singapore
Zarlink Srl	Italy
Legerity BVBA	Belgium
Plessey Italy Srl	Italy
Zarlink K.K.	Japan

 D.           Property, Plants and Equipment

We own one facility in Swindon, United Kingdom totaling approximately 33,000 sf which is no longer in use and is currently held for sale, as discussed in Note 7 of Item 18 to this Form 20-F.  We also own a 271,320 sf facility in Järfälla, Sweden that is used for semiconductor manufacturing, R&D and administration, of which 78,400 sf is leased to tenants.

We occupy 209,890 sf of leased space in Ottawa, Canada.  Our Ottawa leased space consists of two interconnected buildings used for design, sales, administration, and integrated circuit design.  Approximately 70,350 sf of the space is sub-let to seven tenants with sub-lease periods expiring from Fiscal 2010 to 2012.

We occupy 70,700 sf of leased space in Austin, Texas, United States that is used for design and sales. The lease period expires in Fiscal 2014.

We occupy 28,370 sf of leased space in Portskewett, Wales, United Kingdom that is used for hybrid modules, manufacturing and administration. The lease period expires in Fiscal 2014.

We also lease and operate 13 regional facilities, totaling 100,540 sf, primarily dedicated to design and sales.  A geographical breakdown of these facilities is as follows: three additional locations in the United States totaling 42,870 sf; two additional locations in the United Kingdom totaling 44,560 sf; three locations in Europe totaling 5,630 sf (Italy, Germany and the Netherlands); and five locations in the Asia Pacific region totaling 7,480 sf.

We believe that our facilities are adequate for our business needs for the foreseeable future.

Item 4A Unresolved Staff Comments

None

Item 5 Operating and Financial Review and Prospects

 Critical Accounting Estimates

Our consolidated financial statements are based on the selection and application of accounting policies, some of which require us to make estimates and assumptions. We believe that the following are some of the more critical judgment areas in the application of accounting policies that currently affect our financial condition and results of operations. Included with our discussion on our critical accounting estimates is discussion on how the current economic climate has affected our critical accounting estimates. If the economic circumstances continue to deteriorate it is reasonably possible that our estimates could change, which could negatively affect our financial results.

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

We generate revenue through both direct sales and sales to distributors, of which distributor sales accounted for approximately 45%, 41% and 49% of our sales in Fiscal 2009, 2008 and 2007, respectively.

In accordance with Securities Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, we recognize product revenue through direct sales and sales to distributors when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) transfer of title has occurred, (iii) the price to the customer is fixed or determinable, and (iv) collection of the resulting receivable is reasonably assured.

In addition, we have agreements with distributors that cover three sales programs, specifically ship and debit claims, which relate to pricing adjustments based upon distributor resale, stock rotation claims, which relate to certain stock return rights earned against sales, and sales rebates, which relates to refunds on certain products purchased.  We accrue for these programs as a reduction of revenue at the time of shipment. In estimating our sales provisions, we examine historical sales returns as a percentage of distributor revenue for the preceding two Fiscal Years, considering trends particularly in recent months. We also consider other known factors, including estimated inventory held by our distributors, in estimating our sales provisions.  We recognize revenue at the time of shipment in accordance with Statement of Financial Accounting Standards 48 (“FAS 48”), Revenue Recognition When Right of Return Exists, because of the following:

i)	The price to the buyer is substantially fixed or determinable at the date of sale;
ii)	The distributor is obligated to pay us, and the obligation is not contingent on resale of the product;
iii)	The distributor’s obligation to us would not be changed in the event of theft or physical destruction or damage of the product;
iv)	The distributor has economic substance apart from that provided by us;
v)	We do not have significant obligations for future performance to directly bring about resale of the product by the distributor; and
vi)	The amount of future returns can be reasonably estimated.

We record all revenue net of all sales and related taxes, in accordance with Emerging Issues Task Force Issue No. 06-03 (“EITF 06-03”), How Taxes Collected from Customers and Remitted to Governmental Authorities should be Presented in the Income Statement.

As at March 27, 2009 our sales provisions were $4.2 (2008 - $2.9). In estimating our sales provisions, we are required to estimate future sales returns. If actual sales returns or pricing adjustments exceed our estimates, we could be required to record additional reductions to revenue.

The sales programs and resulting accruals, discussed above, are based on estimates and the accrual most affected by the current economic slowdown is the stock rotation. In the event that our major distributors are unable to sell the products they have on hand we may experience product returns that we have not provisioned for; however the distributors are only allowed to return a small percentage of the product sold to them and must place an order for the same amount to replace the returned items.

Business Combinations

We account for acquisitions of companies in accordance with Statement of Financial Accounting Standards (“FAS”) No. 141, Business Combinations.  For Fiscal 2010, we will change to accounting for acquisitions of companies in accordance with FAS 141 (revised 2007), Business Combinations (“FAS 141(R)”) – see discussion under recently issued accounting pronouncements. We allocate the purchase price to tangible assets, intangible assets, and liabilities based on fair values with the excess of purchase price amount being allocated to goodwill.

Our acquisitions resulted in the recognition of significant amounts of goodwill and acquired intangible assets.  In order to allocate a purchase price to these intangible assets and goodwill, we made estimates and judgments at the time of each acquisition based on assumptions about the future income producing capabilities of the acquired assets and related future expected cash flows. During Fiscal 2009, as a result of declines in forecasted cash flows, as well as a higher discount rate used in the discounted cash flow model, reflecting a higher cost of equity due to the decrease in share price and market capitalization, we recorded a goodwill impairment charge of $46.9, which had a material negative impact on our operating results. We also made estimates about the useful life of the acquired intangible assets at the acquisition dates.  Should different conditions prevail, we could incur further write-downs, or change the estimated useful life of those intangible assets.

Inventory

Inventories are valued at the lower of an adjusted standard basis, which approximates average cost, or net realizable value for work-in-process and finished goods. Raw material inventories are valued at the lower of an adjusted standard basis, which approximates average cost, or current replacement cost.  The cost of inventories includes material, labor and manufacturing overhead. We regularly compare our inventory levels to an estimated twelve-month demand, on a part-by-part basis. Inventory on hand in excess of our estimated twelve-month demand is further evaluated against other considerations to determine any required charge for obsolescence. The other factors we consider include forecasted demand in relation to inventory on hand, the competition facing our products, market conditions, and our product life cycles. If estimated demand is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to write down additional inventory, which would negatively impact gross margin. If we sell inventory that has been written off in prior periods, we will record revenue without an offsetting charge to cost of revenue, which would favorably impact our gross margin.

A decrease in the current demand for our products as the result of the current economic slowdown could result in us recording a higher provision on the parts we have in inventory. The inventory items that would be most affected by a long slowdown are those with short product life cycles because they may be replaced by newer parts before their demand recovers. In the event, that inventory items are written off our net income (loss) would be lower (higher) in the period of recognition.

 Restructuring

We have undertaken, and may in the future undertake, restructuring initiatives that have required the development of formalized plans for exiting certain activities. All restructuring charges have been accounted for in accordance with Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”), Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring), and FAS 146, Accounting for Costs Associated with Exit or Disposal Activities, depending on the time of the restructuring activity. These activities require estimation of the cost and timing of expenses for severance, idle facility, and other restructuring costs.  In estimating severance costs, we are required to estimate the timing and amount of future payments. In estimating idle facility costs, we are required to estimate future lease operating costs, the amount of sublease revenue that we expect to receive, and the discount rate.  Idle facility costs are recorded as a component of provisions for exit activities. At the end of each reporting period, we evaluate the balance in the provisions for exit activities. This evaluation could result in an increase or decrease to the provisions, which could result in an increase or decrease in expense in future periods. As at March 27, 2009, we had provisions for exit activities of $3.8 (2008 - $3.9).

As discussed, in determining our restructuring provision we estimate the amount of sublease revenue that we expect to receive. As a result of the current economic downturn we revised our estimated sublease revenue because we anticipate that we will not be able to sublease the space for the same amount as we originally estimated. This change in estimate resulted in a $0.3 increase in our provision for exit activities in Fiscal 2009.  We expect to incur a total of $0.8 of additional idle space costs in the first quarter of Fiscal 2010 related to the restructuring plan announced in the fourth quarter of Fiscal 2009. The Company is not certain that the actual costs will approximate this estimate, any change in these assumptions could increase or decrease restructuring costs in future periods.

Income Taxes

We are subject to income taxes in Canada, Sweden, the United Kingdom, the United States and numerous other foreign jurisdictions. Our effective tax rate is based on pre-tax income and statutory tax rates in the jurisdictions where we operate. In determining taxable income, we are required to make estimates and judgments in determining the effective tax rate. In evaluating our effective tax rate, we are required to review ongoing audits and probable outcomes of our tax filing positions. The final outcome of audits by taxation authorities may differ from the estimates and assumptions we have used in determining our tax provisions. Our ongoing assessments and closure of tax audits may materially impact our income tax expense and recoveries. Any revisions of our estimates will be recorded in the period of the change.

We have recorded a valuation allowance on our deferred tax assets, and recorded only deferred tax assets that can be applied against income in taxable jurisdictions or applied against deferred tax liabilities that will reverse in the future. As at March 27, 2009, our valuation allowance was $247.8 (2008 - $240.0). In establishing our valuation allowance, we consider factors including forecasted future taxable income, loss carry-backs, and tax planning strategies.  We periodically review our deferred tax assets and valuation allowance to determine whether these balances are reasonable.  When we perform our quarterly assessments of our deferred tax assets and valuation allowance, we may record an adjustment, which may increase or decrease income tax expense in the period of the adjustment.

Pension Liabilities

We have defined benefit pension plans in Sweden and Germany. The pension liabilities related to these plans are determined from actuarial valuations, which require us to make certain judgments and estimates relating to inflation rates, discount rates, salary increase rates, and expected rates of returns on plan assets. These assumptions are evaluated on an annual basis, and a change in these assumptions could increase or decrease pension expense in future periods.

Product Warranties

In the normal course of business, we provide standard warranties, which cover the first twelve months after purchase and in some cases extended warranties; along with indemnification protection for our products. Our liability for breach of our warranty is limited, at our option, to repair, replace or credit the buyer the purchase price paid for the products returned during the applicable warranty period and determined by us to be subject to warranty relief and limited claims arising from epidemic failure. If we determine that a product sale is subject to warranty relief, we will record an accrual for the costs associated with resolving the warranty claim. As at March 27, 2009 we had provisions for warranty claims of $0.1 (2008 - $0.2).

Goodwill and Long-Lived Assets

In accordance with FAS 142, Goodwill and Other Intangible Assets (“FAS 142”), we review our goodwill for impairment annually, or more frequently, if facts and circumstances warrant a review. In performing our goodwill impairment test, we compare the fair value of the related reporting unit to its carrying value. A reporting unit may be either an operating segment as a whole, or a unit one level below an operating segment, which is referred to as a component. If the fair value of the reporting unit exceeds its carrying value, then goodwill is not impaired. If the carrying value exceeds the fair value, then the implied fair value of the goodwill is calculated. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.  In Fiscal 2009, we recorded an impairment charge of $46.9.  See Note 9 of the financial statements for discussion of goodwill impairment.  As at March 27, 2009, we had goodwill of $Nil (2008 – $46.9).

In determining the fair value of a reporting unit, we use a discounted cash flow model. Establishing fair value requires the use of estimates and assumptions, which include projected future cash flows, expected periods of cash flows, and discount rates. Changes in the estimates and assumptions used could materially affect the results of our evaluation.

We evaluate the recoverability of property, plant and equipment and definite life intangible assets in accordance with FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”). We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset groupings may not be recoverable. In assessing the impairment, we compare projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful life against their carrying amounts. If projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on expected discounted cash flows. In assessing impairment, we are required to estimate projected future cash flows, expected useful lives of assets, and discount rates. Changes in the estimates and assumptions used could result in asset impairment charges in future periods.  At Fiscal 2009 year-end, we determined that the decrease in semiconductor industry sales, due to the economic downturn, represented a change in circumstances that triggered a requirement under FAS 144 to assess a potential impairment of our intangible assets. Based on an analysis of the projected undiscounted net cash flows associated with the intangible assets being greater than their carrying amounts, no impairment was recorded.

One of the impacts of the current economic conditions has been a reduction of real property values in many locations throughout the world. As a result of a decline in value, we recorded a $1.2 impairment on our Swindon U.K. property which is currently held for sale.  If the economic conditions worsen we may be required to book additional impairment charges on this asset. Additionally, if the depth and breadth of this slowdown increases, the carrying amount of all our fixed assets and intangibles may no longer be recoverable and an impairment may need to be recorded, as required by FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is based on our assessment of the collectability of customer accounts. A considerable amount of judgment is required in order to make this assessment including a detailed analysis of the aging of our accounts receivable and the current credit worthiness of our customers and an analysis of historical bad debts and other adjustments. If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than our historical experience, our estimate of the recoverability of amounts due could be adversely affected. We revisit our allowance for doubtful accounts on a quarterly basis and adjust the estimate to reflect actuals and change in expectations.

As of March 27, 2009 and March 28, 2008, the total provision was $0.6 and $0.3, respectively. The increase is a result of us taking specific allowances on two debtors.  Further deterioration in economic activity could have a negative effect on our customers which could result in an increase in allowance from historical trends.

Stock Compensation Expense

On April 1, 2006, at the beginning of Fiscal 2007, we adopted FAS 123R, Share-Based Payment. FAS 123R requires that stock-based awards to employees be recorded at fair value. The estimated fair value of the options is amortized to expense over the requisite service period of the awards. Prior to adoption of FAS 123R, we used the intrinsic value method of accounting for stock-based awards under the provisions of APB 25, Accounting for Stock Issued to Employees. Under the intrinsic value method, fixed stock compensation expense is recorded in instances where the option exercise price was set lower than the market price of the underlying stock at the date of grant. Fixed stock compensation cost is amortized to expense over the vesting period of the underlying option award. Stock compensation expense has also been recorded in circumstances where the terms of a previously fixed stock option were modified.  In adopting FAS 123R, we have estimated the fair value of our stock-based awards to employees using the Black-Scholes-Merton option pricing-model. This model considers, among other factors, share prices, option prices, share price volatility, the risk-free interest rate, and expected option lives. In addition, FAS123R requires that we estimate the number of stock options which will be forfeited. Expected share price volatility is estimated using historical data on volatility of our stock. Expected option lives and forfeiture rates are estimated using historical data on employee exercise patterns. In Fiscal 2009, a 10% increase or decrease in estimated forfeiture rates would have resulted in an insignificant change in expense for the period. The risk-free interest rate is based on the yield of government bonds at the time of calculating the expense and for the period of the expected option life. If we change any of these assumptions, this could increase or decrease our stock compensation expense in future periods.

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

Prior to March 29, 2003, we measured the financial statements of our foreign subsidiaries using the local currency as the functional currency.  Translation gains and losses were recorded in the cumulative translation account within accumulated other comprehensive loss included in Shareholders’ equity. The balances included in the cumulative translation account on transition will remain until either the sale or dissolution of these subsidiaries.

In Fiscal 2008, we acquired certain foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, the financial statements of these subsidiaries are measured using the local currency and translated using the period-end balance sheet rate and the average rate for the Statement of Income (Loss). Any translation gains and losses are recorded in the cumulative translation account within accumulated other comprehensive loss included in Shareholders’ equity using the period-end balance sheet rate.

 International Financial Reporting Standards

As an SEC issuer, within the meaning of Canadian securities legislation, we have opted under National Instrument 52-107 – Acceptable Accounting Principles, Auditing Standards and Reporting Currency ("NI 52-107") adopted by the Canadian Securities Administrators ("CSA") to prepare our financial statements in accordance with US GAAP and to have financial statements audited in accordance with US GAAS.  Although the Canadian Accounting Standards Board has adopted a strategic plan to move financial reporting for Canadian publicly accountable enterprises to IFRS with a changeover date of January 1, 2011, the CSA has announced in CSA Staff Notice 52-321 – Early Adoption of IFRS, Use of US GAAP and Reference to IFRS-IASB issued June 27, 2008, that CSA staff propose to retain the existing option in NI 52-107 for a Canadian issuer, which is also an SEC issuer, such as us,  to continue to use US GAAP. We continue to evaluate our possible transition to IFRS and the timing of our possible transition.

 Recently Issued Accounting Pronouncements

In December 2008, the FASB issued FASB Staff Position (“FSP”) No. 132(R)-1, Employers Disclosures about Postretirement Benefit Plan Assets (“FSP 132”), which provides additional guidance on employers' disclosures about plan assets of a defined benefit pension or other postretirement plan. This interpretation is effective for financial statements issued for Fiscal Years ending after December 15, 2009. We are required to adopt FSP 132 in Fiscal 2010. The adoption of this interpretation will increase the disclosures in the financial statements related to the assets of our defined benefit pension plans.

In May 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”), which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with U.S. GAAP. FAS 162 is effective 60 days following the Securities Exchange Commission approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with GAAP. We do not expect the adoption of FAS 162 to have an impact on our consolidated financial position, results of operations or cash flows.

In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. We are required to adopt FSP 142-3 in the first quarter of Fiscal 2010. The requirements of FSP 142-3 are to be applied prospectively to intangible assets acquired after the effective date. As a result, we do not expect the adoption of FSP 142-3 to have a material impact on our financial position or results of operations.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures About Derivative Instruments and Hedging Activities (“FAS 161”). The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. We are required to adopt FAS 161 in the first quarter of Fiscal 2010. We do not expect the adoption of FAS 161 to have a material impact on our financial disclosure.

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (“FAS 141(R)”). This statement significantly changes the accounting for acquisitions, both at the acquisition date and in subsequent periods; however, certain requirements of the statement regarding income taxes will impact the disclosure and accounting of our previously completed acquisitions. FAS 141(R) is effective for public companies for Fiscal Years beginning on or after December 15, 2008. FAS 141(R) will be applied prospectively and early adoption is prohibited. We are required to adopt FAS 141(R) in the first quarter of Fiscal 2010. After the effective date of FAS 141(R), we may be required to make an adjustment to income tax expense for changes in the valuation allowance for acquired deferred tax assets and to recognize changes in the acquired income tax positions in accordance with FASB Interpretation No. 48 (“FIN 48”). Previously, these amounts would be charged to goodwill or other intangible assets.  Since we are not able to determine the amount of acquired deferred tax assets which will be utilized in the future, we are unable to quantify the tax impact of this standard. With the exception of the change related to the  tax implications of FAS 141(R) we do not expect the adoption of FAS 141(R) to have any other material impact on our financial position or results of operations.

In April 2009, FASB issued FASB Staff position No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that arise from Contingencies.  This FSP amends and clarifies FASB Statement No. 141 (revised 2007), Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  FAS 141(R)-1 is effective for Fiscal Years beginning on or after December 15, 2008.  We do not expect the adoption of FSP 141(R)-1 to have additional impact on our financial position or results of operations beyond the impact discussed under FAS 141(R).

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 07-3, Accounting for Advance Payments for Goods or Services Received for Use in Future Research and Development Activities (“EITF 07-3”). EITF 07-3 indicates that non-refundable advance payments for future R&D activities should be deferred and capitalized until the goods have been delivered (assuming the goods have no alternative future use) or the related services have been performed. EITF 07-3 also indicates that companies should assess deferred R&D costs for recoverability. We are required to adopt EITF 07-3 for new contracts entered into in Fiscal Years beginning after December 15, 2007. Earlier application is not permitted. We adopted EITF 07-3 in the first quarter of Fiscal 2009. The adoption of this standard did not have a material impact on our financial position or results of operations.

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 (“FAS 159”). FAS 159 permits entities to elect to measure many financial instruments and certain other items at fair value. In the first quarter of Fiscal 2009, we adopted FAS 159 but did not elect the fair value option for any assets or liabilities, which were not previously carried at fair value. Accordingly, the adoption of FAS 159 had no impact on our consolidated financial statements.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements.  In February 2008, the FASB amended FAS 157 by issuing FSP 157-1,  Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP 157-1”). In February 2008, the FASB also issued FSP 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”).  FSP 157-1 amends FAS 157 to exclude fair value requirements on leases.  FSP 157-2 delays the effective date of FAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to Fiscal Years beginning after November 15, 2008.  We adopted certain provisions of FAS 157, effective March 29, 2008 (see also Note 3). As a result of the amendments of FSP 157-1 and FSP 157-2, we have not assessed the fair value impact on our goodwill, intangible assets, provision for exit activities and leases. We are currently evaluating the effect that the adoption of the provisions deferred by FSP 157-1 and FSP 157-2 will have on our financial position and results of operations.

 A.           Operating Results

You should read this Item 5.A. in combination with the accompanying audited consolidated financial statements prepared in accordance with U.S. GAAP.

 Business Overview

Zarlink designs mixed-signal semiconductor products for a range of communications, optical and medical applications.  Our company is viewed as a single reporting segment, and, as such, no business segment information is being disclosed.

The following discussion and analysis explains trends in our financial condition and results of operations for the Fiscal Year ended March 27, 2009, compared with the two previous Fiscal Years.  This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results.

Zarlink’s year-end is the last Friday in March. The last three Fiscal Years consisted of a 52-week period.

 Results of Operations

	2009	2008	2007

Revenue	$227.2	$183.6	$142.6

Net income (loss)	(29.6)	(48.4)	15.8
Income (loss) per common share
Basic and diluted	(0.25)	(0.41)	0.11
Weighted average common shares outstanding – millions
Basic	124.8	127.3	127.3
Diluted	124.8	127.3	127.4

Our revenue in Fiscal 2009 was $227.2, up 24% from revenue of $183.6 in Fiscal 2008. The increase in revenue this year over last is the result of incremental revenue from all product groups. Within all our product groups, we continue to see the gradual sales shift from our legacy products towards our new products. This shift is currently most prevalent in our Communication Products and Medical Products groups. We consider our legacy products to be items on which we spend little R&D effort to maintain, and our new products to be those for which we have concentrated our recent R&D spending to develop. We view our new products as the source of future revenue growth and anticipate that revenue from our legacy products will gradually decline.

Impacting revenue in Fiscal 2009 is the inclusion of a full year of Legerity revenue as opposed to only 34 weeks in the prior year. This results in incremental revenue from Legerity of $24.8 being recorded this year compared to last. In future periods we will not see this incremental growth in revenue, unless we complete another acquisition and, as a result, any future growth will be from new product introductions or increased volumes/price of current products.

The overall economic slowdown may result in lower revenues through the first quarter of Fiscal 2010 and beyond. We use opening 90-day backlog as one indicator of future revenue. We view 90-day backlog as orders received from customers, which have been requested to be delivered within 90 days. At the beginning of the first quarter of Fiscal 2010 our 90-day backlog was $51, down from $54 at opening of the fourth quarter of Fiscal 2009. From the beginning of the third quarter and into our fourth quarter of Fiscal 2009 we experienced softness in both our order bookings and billings. This softness is due, in part, to seasonal softness we experience in the third quarter, particularly with our Legerity products; however this was also due to the economic slowdown which has resulted in our customers and end users scaling back deployment plans. If this slowdown should broaden and deepen we may see customers reduce or cancel orders already placed. As discussed in our risk section, our lack of visibility to our end customer’s demand creates uncertainty into our forecasted revenues.

In Fiscal 2009, we recorded a net loss of $29.6, or $0.25 per share.  The net loss for the period is principally the result of a $44.5 operating loss combined with foreign exchange gains of $14.0 and a gain on the repurchase of long-term debt of $3.6. These gains were partially offset by a net interest expense of $2.9, and $0.7 in debt issue costs. Included in our operating loss of $44.5 was $46.9 goodwill impairment, $3.0 impairment on current assets, $8.8 in severance and integration costs, a $1.2 impairment recorded on our asset held for sale, and $1.0 gain on the sale of business. The severance and integration costs of $8.8 relate to our integration of Legerity and our restructuring activities announced in the fourth quarter of this year. The integration of Legerity is substantially complete.  In the fourth quarter of this year we announced a restructuring initiative in response to the current economic slowdown as a measure to reduce costs during this period. We anticipate that any softness in revenue will be offset by these cost saving measures.

Our Fiscal 2008 revenue increased by $41.0, or 29%, from Fiscal 2007.  The revenue increase was driven mainly by an increase of $50.9 in our Communications Products, primarily as a result of the Legerity acquisition. This was partially offset by declines from our Custom and Other products due in part to the sale of our Swindon foundry in February 2008 and a flood requiring shut down at the Swindon foundry in July 2007.

In Fiscal 2008, we recorded a net loss of $48.4, or $0.41 per share, before preferred share dividends of $2.4 and premiums on preferred share repurchases of $1.2. This compares to Fiscal 2007 net income of $15.8, or income of $0.11 per share, preferred share dividends of $2.2 and premiums on preferred share repurchases of $0.1. The loss in Fiscal 2008 was driven primarily by: a $20.3 write-off of in-process R&D (“IPR&D”) related to the Legerity acquisition; an $18.2 loss on sale of our Swindon foundry; higher costs as a result of the Legerity acquisition; which were partially offset by a $5.5 gain on insurance as a result of a flood at the Swindon facility.  The net loss in Fiscal 2008 also included a $4.2 impairment on design tools contracts, $11.3 of severance and integration costs, and $5.0 of amortization of intangibles. Offsetting these charges was a $12.9 gain on sale of Mitel investment, $2.4 gain on sale of land, and $0.7 gain on sale of business.

The Fiscal 2007 net income was $15.8, which included a $4.1 gain on sale of business on sale of packet switching product line, $1.1 contract impairment and other charges, and severance costs of $1.5.

 Geographic Revenue

Our revenue based on the geographic location of customers was distributed as follows:

	2009	% of Total	2008	% of Total	2007	% of Total
Asia Pacific	$113.6	50%	$84.9	46%	$40.5	28%
Europe	59.3	26	53.4	29	56.0	40
United States	49.4	22	40.7	22	38.8	27
Canada	2.1	1	2.4	2	5.5	4
Other Regions	2.8	1	2.2	1	1.8	1
Total	$227.2	100%	$183.6	100%	$142.6	100%

 Asia Pacific

Asia Pacific revenue increased to $113.6 in Fiscal 2009 compared to $84.9 in Fiscal 2008, primarily due to the incremental revenues from Legerity during the period. In Fiscal 2009 we have included a full year of Legerity revenue as opposed to 34 weeks in Fiscal 2008, which represented an additional $24.2 over the prior year.

Revenue in this region increased by 110% in Fiscal 2008 compared to Fiscal 2007 primarily as a result of additional sales of $43.5 from the acquired Legerity business.

Europe

European revenue in Fiscal 2009 was $59.3, up 11% from Fiscal 2008.  The increase mainly came from higher sales volume from our Custom and Other group, which increased by 38% from the prior year.

Revenue from our European customers decreased by 5% in Fiscal 2008 from Fiscal 2007 due primarily to lower shipments of existing Communication Products and Custom and Other, down 11% and 8% respectively. These declines were partially offset by sales from the acquired Legerity business, which represented 13% of the change in the region.

 United States

Revenues from United States customers in Fiscal 2009 was $49.4, up 21% from Fiscal 2008.  The increase came from increased Medical Product and Optical Product shipments, with each group increasing sales by 53% and 37%, respectively.

Our revenue in the United States increased by 5% in Fiscal 2008 from Fiscal 2007 primarily due to incremental revenue from the Legerity business.

 Canada

Our Canadian revenues decreased by $0.3, or 13%, in Fiscal 2009 as compared to Fiscal 2008. The decrease is the result of lower product shipments from all our product groups as compared to the same period a year ago.

In Fiscal 2008 our revenues decreased by 56% from Fiscal 2007. The decline in Fiscal 2008 was due primarily to lower shipments of our Medical Products and Custom and Other, which represented approximately 16% and 34% of the change in Fiscal 2008.

 Other Regions

In Fiscal 2009, revenue from customers in other regions increased by $0.6, or 27% compared with Fiscal 2008 due to higher sales volumes from our Communication Products.

Our revenue from other regions increased by $0.4 or 22% in Fiscal 2008 compared with Fiscal 2007 due mainly to increased shipments of our Communication Products.

Revenue by Product Group
	2009	% of Total	2008	% of Total	2007	% of Total

Revenue:
Communication Products	$140.0	62%	$ 115.4	63%	$64.5	45%
Medical Products	34.7	15	28.0	15	28.2	20
Optical Products	22.7	10	16.0	9	15.3	11
Custom and Other	29.8	13	24.2	13	34.6	24
Total	227.2	100%	183.6	100%	142.6	100%

Communication Products

Revenue from these products in Fiscal 2009 was $140.0, an increase of $24.6 from Fiscal 2008. The increase was primarily the result of incremental revenue from the Legerity business of $24.8. The incremental revenue from Legerity is the result of the inclusion of a full year of revenue, as opposed to 34 weeks in Fiscal 2008.

Communication Products revenue increased by $50.9 or 79% in Fiscal 2008 when compared to Fiscal 2007.  The increase was primarily a result of the incremental revenue from Legerity during the year of $56.9.

Medical Products

Our Medical Products group revenue increased by 24% in Fiscal 2009 compared to Fiscal 2008.  The change in revenue is the result of increased product shipments of our new medical telemetry products offset by a decline in our legacy audiologic medical devices, each accounting for 34% and (12%) of the percentage change in revenue respectively.  We continue to see strong traction of our new medical products which began in the third quarter of Fiscal 2008.

Our Medical revenue was flat in Fiscal 2008 compared to Fiscal 2007.  A decrease of 12% from our legacy products was offset by growth in our new products.  The change in this group is the result of a product transition away from our legacy products.

Optical Products

Our Optical Products group revenue for Fiscal 2009 increased by 42% compared to Fiscal 2008 as a result of higher product shipments from both our new parallel fiber optic modules and serial optical components representing 36% and 15% of the change in this product group, respectively. This is a trend that has continued since the first quarter and has resulted in a revenue increase from Optical Products of $6.7 when compared to Fiscal 2008.

Our Optical revenue for Fiscal 2008 increased by 5% over Fiscal 2007 as a result of higher product shipments of parallel fiber optic modules, offset by declines in serial optical components, each contributing 26% and (21%) of the total change in the product group, respectively. Revenue in this group also included a full twelve months of revenue in Fiscal 2008 from our I/O product line that was acquired from Primarion compared to the ten months of revenue booked in Fiscal 2007.

Custom and Other

In Fiscal 2009 Custom and Other revenue was up 23% when compared to Fiscal 2008, despite the sale of the Swindon foundry in late Fiscal 2008. The increase in revenue is the result of increased product shipments for one communication application specific integration circuit (“ASIC”) product for one customer, partially offset by the absence of foundry revenue in the current year.

Custom and Other revenue for Fiscal 2008 was $24.2 down 30% from Fiscal 2007. The decrease in revenue was the result of a flood at the Swindon facility in July 2007, which resulted in a complete service shut down for over four months. The loss of revenue was partially offset by insurance proceeds for business interruption; however this was recorded through the associated cost of revenue and not to the revenue line.  Additionally, the sale of the foundry at the end of February resulted in only eleven months of revenue being recorded in the year compared to twelve months in Fiscal 2007.

 Gross Margin

	2009	2008	2007

Gross margin	$109.0	$83.1	$74.4
As a percentage of revenue	48%	45%	52%

Our gross margin as a percentage of revenue was 48% for the year ended March 27, 2009, an increase of 3% as compared to Fiscal 2008. The improved gross margin is attributable to increased efficiencies and economies of scale resulting from the acquisition of Legerity and the sale of the Swindon foundry. Our gross margin was further increased due to improved margins from our Medical and Optical products.  Fiscal 2009 gross margin was negatively impacted by severance and other costs of $4.1.

Our gross margin was 45% for the year ended March 28, 2008, a decrease of 7% from Fiscal 2007. Lower margins in Fiscal 2008 as compared to Fiscal 2007 were due mainly to the flood at the Swindon foundry which required a complete shut down of the foundry, and the acquisition of Legerity. Also, gross margin in Fiscal 2008 was unfavorably impacted by severance costs of $1.9, as compared to $0.6 in the previous period.

Operating Expenses

 Research and Development (“R&D”)

	2009	2008	2007

R&D expenses - gross	$50.9	$51.8	$40.5
Less: NRE and government assistance	(4.9)	(4.1)	(7.8)
R&D expenses	$46.0	$47.7	$32.7

As a percentage of revenue	20%	26%	23%

R&D expenses decreased by 4%, or $1.7, in Fiscal 2009 when compared to Fiscal 2008 despite the fact that we had 52 weeks expense for Legerity in Fiscal 2009, versus 34 weeks in the prior Fiscal Year. Cost synergies arising from the acquisition of Legerity resulting in lower headcount, material spending, and software design tool costs mitigated some of the increases. Additionally, the US dollar strengthened in comparison to most other currencies during Fiscal 2009, which resulted in a reduction to our R&D costs incurred outside of the US upon translation into US dollars.  The reduction of R&D costs outside the US is principally the result of foreign exchange fluctuations in our locations in Canada, and Sweden where our primary transaction currencies are the Canadian dollar and the Swedish krona. R&D costs were also reduced as a result of higher reimbursements from non-recurring engineering (“NRE”) and government assistance of $4.9 this year compared to $4.1 last year. Our recoveries from NRE’s are dependent upon the completion of project milestones, which will result in these recoveries being uneven over time. In the fourth quarter of Fiscal 2009, we performed certain headcount reductions to reduce our costs. While we did perform reductions throughout our business, our R&D groups received the most significant reductions. Headcount reductions in R&D coincided with the completion of certain projects and were in areas that we determined not to be key to our future success. The cost savings from these reductions will start to be fully realized in the first quarter of Fiscal 2010 as we incurred $1.4 of severance and other costs this period, which offset any savings in the current year.

In Fiscal 2008, R&D expenses increased by $15.0, or 46%, over Fiscal 2007. The increase in Fiscal 2008 resulted primarily from incremental R&D expenses incurred from the acquired Legerity business along with related integration costs of $0.2. Contributing to the increase in costs was severance of $0.5 incurred in Fiscal 2008, which was down from the $1.0 incurred in Fiscal 2007.

During Fiscal 2007, we entered into an agreement with the Government of Canada through Technology Partnerships Canada (“TPC”), which will provide partial funding for one of our research and development projects. This agreement will provide funding for reimbursement of up to $6.5 ($7.2 million Cdn) of eligible expenditures. The TPC grant is repayable in the form of royalties of 2.61% on certain of the Company’s revenues. During the year ended March 27, 2009, we recorded government assistance of $1.8 (2008 - $2.4) related to this agreement, thereby reducing our research and development expenses by this amount in the period.

As part of our research and development activities in the U.K. and Europe, we enter into research grant agreements with the U.K. government and the European Union. The agreements in place in Fiscal 2009 are for periods between 2-4 years in length and have a combined total allowable claim of $1.1. In Fiscal 2009, we reduced our R&D expenditures by $0.5 related to these agreements.

Our R&D activities focus on the following areas:

•	Ultra low-power ICs and modules supporting short-range wireless communications for implantable medical devices and associated monitoring and programming equipment;

•	Timing products that support the delivery of time-sensitive services over packet-based networks;

•
Optical physical-layer ICs, modules and integrated cable solutions that provide communications systems customers with the ability to implement and easily manage high capacity, lower power fiber-optic interconnect links; and

•	Voice interface products for access and residential equipment that enables carrier-class voice services over cable and broadband networks.

 Selling and Administrative (“S&A”)

	2009	2008	2007

S&A expenses	$50.7	$55.8	$37.3
As a percentage of revenue	22%	30%	26%

S&A expenditures in Fiscal 2009 were down $5.1 compared to last year. The decrease is attributable to cost reduction strategies and synergies gained through our Legerity acquisition. As many of our S&A expenses are incurred in currencies other than the US dollar, particularly the Canadian dollar, British pound, Swedish krona, and the euro, the strengthening of the US dollar during Fiscal 2009 aided in lowering S&A costs. This was partially offset by the inclusion of a full year of Legerity expenses as compared to only 34 weeks in Fiscal 2008 and included $1.2 of proxy contest costs. In the fourth quarter of Fiscal 2009 we performed certain headcount reductions in order to reduce our costs; however the savings from this will start to be realized in the first quarter of next year.  Fiscal 2009 S&A included severance and other costs of $3.3. The decrease in S&A as a percentage of revenue is attributable to higher revenue and the items discussed above.

In Fiscal 2008, S&A expenses increased by $18.5, or 50%, over Fiscal 2007.  The increase in Fiscal 2008 resulted primarily from incremental expenses incurred from the acquired Legerity business along with related integration costs of $1.0. We also had higher severance costs, as we incurred severance of $4.0 in Fiscal 2008, compared to a recovery of $0.1 in Fiscal 2007.

 Stock Compensation Expense

Effective April 1, 2006, at the beginning of Fiscal 2007, we adopted FAS 123R, Share-Based Payment (“FAS 123R”), and began expensing the fair value of stock-based awards to employees under the provisions of FAS 123R. Prior to this date, we recorded stock compensation expense using the intrinsic value method. Under the intrinsic value method, fixed stock compensation expense is recorded in instances where the option exercise price is set lower than the market price of the underlying stock at the date of grant. Fixed stock compensation cost is amortized to expense over the vesting period of the underlying option award. On March 20, 2006, we accelerated all stock options with exercise prices equal to or greater than Cdn $4.00 and U.S. $3.48 per share. The accelerations resulted in eliminating our stock compensation expense in future years related to these options. We recorded stock compensation expense of $2.1 for the year ended March 27, 2009 (2008 - $2.0).

Stock compensation expense in Fiscal 2009, 2008, and 2007 was recorded as follows:

	2009	2008	2007
Selling and administrative	$1.7	$1.6	$1.2
Research and development	0.3	0.3	0.1
Cost of revenue	0.1	0.1	0.1
	$2.1	$2.0	$1.4

As at March 27, 2009, total unrecognized compensation cost related to non-vested awards was $2.4 (2008 – $4.4; 2007 – $5.1), and the weighted-average period over which this expense is expected to be recognized is approximately two years. Our stock compensation expense in future periods will be impacted by many variables and thus is expected to fluctuate based on factors including number of options granted, options forfeited, share prices, option prices, share price volatility, the risk free interest rate, and expected option lives.

 Contract Impairment and Other

In Fiscal 2009, we have recorded contract impairment and other costs of $0.3. These costs are the result of a change in estimated sublease revenue, relating to previously recognized excess space.

In conjunction with the integration of the acquired Legerity business during Fiscal 2008, we incurred contract impairment costs on unused design tools of $3.7 in Fiscal 2008.  Additionally, in Fiscal 2008, we incurred contract impairment and other costs of $0.4, relating primarily to excess space resulting from the workforce reductions in our Caldicot facility.

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

 Amortization of Intangible Assets

Amortization on intangible assets increased to $7.4 in Fiscal 2009, as compared to $5.0 in Fiscal 2008 and $0.3 in Fiscal 2007.  These costs are related to our acquisitions of Legerity and Primarion. The increase in amortization between Fiscal 2009, Fiscal 2008 and Fiscal 2007 is due to the inclusion of a full year amortization on our Legerity assets in Fiscal 2009, as compared to 34 weeks in Fiscal 2008, and none in Fiscal 2007.

 Goodwill Impairment

During Fiscal 2009 we recorded a goodwill impairment charge of $46.9.  Goodwill amounts of $43.1 and $3.8 were initially recorded on our acquisitions of Legerity and Primarion, respectively. In accordance with our policy, the goodwill assigned to the Communication Products and Optical Products reporting units was tested for impairment in the fourth quarter of Fiscal 2009.  We used a discounted cash flow model to determine the fair value of its reporting units.  Due to the economic downturn and its impact on consumer and enterprise spending, revenues declined in the Fiscal 2009 third and fourth quarters for the Communication Products and Optical Products reporting units. These declines are consistent with the dampened sales seen across the semiconductor industry during these periods.  Communication Products revenues declined by 15% in the third quarter from the second quarter of Fiscal 2009, and by a further 18% in the fourth quarter.  Optical Products declined by 19% and a further 24% in the Fiscal 2009 third and fourth quarters, respectively.  Based on these trends, forecasted cash flows were reduced for both the Communication Products and Optical Products reporting units.

Also, as a result of the current economic downturn and market conditions, our share price and market capitalization have dropped.  The decrease in share price is consistent with share price decreases of our competitors.  The decrease in share price and market capitalization implies an increased cost of equity, which contributed to the use of a higher discount rate to present value forecasted cash flows for both the Communication Products and Optical Products reporting units.

As a result of the declines in forecasted cash flows, as well as the higher discount rate used in the discounted cash flow model, reflecting a higher cost of equity due to the decrease in share price and market capitalization, a goodwill impairment charge of $46.9 was recorded in Fiscal 2009.  This was composed of an impairment charge of $43.1 recorded in the Communication Products reporting unit, and $3.8 recorded in the Optical Products reporting unit.  This reduced the carrying amount of goodwill related to the Communication Products and Optical Products reporting units to $Nil at Fiscal 2009 year-end.

 Acquired In-Process Research and Development (“IPR&D”)

As a result of the acquisition of Legerity during the second quarter of Fiscal 2008, $20.3 of the purchase price was attributable to in-process research and development, based upon recognized valuation principles.  This value is attributable to the discounted expected future cash flows to be earned as a result of new products generated from research and development activities not yet completed by Legerity at the time of acquisition.  In accordance with generally accepted accounting principles, this amount was expensed during the second quarter of Fiscal 2008.

 Loss (Gain) on Sale of Businesses and Foundry

Swindon Foundry

On February 29, 2008, we sold our analog foundry in Swindon, U.K. to MHS, a subsidiary of MHS Industries Group for one British pound. In addition, Zarlink paid MHS $3.0 (€2 million) to support restructuring initiatives. The two companies signed a three-year WSA to ensure continuity of wafer supply for Zarlink, under which Zarlink deposited $4.5, representing about nine months of product orders.

Zarlink transferred all assets relating to the Swindon foundry to MHS, including the analog foundry and equipment, employees, third party inventory and other assets excluding cash on hand, accounts receivable and accounts payable pursuant to a sale and purchase agreement dated February 29, 2008. As a result of this asset sale, we recorded a loss of $18.2.

As part of the sale of the Swindon foundry, we entered into a transition services agreement (“TSA”) with MHS whereby we provided IT, data transfer, finance, test and assembly, engineering support and supply chain management services for an initial period up to February 28, 2009.  Additionally, under the TSA, MHS provided Zarlink with rental space, IT support, health and safety and supply chain management support. The services under the TSA were charged at fair market value and the net payable or receivable at the end of the TSA to be settled in cash by the owing party.

Packet Switching

On October 25, 2006, we sold the assets of our packet switching product line to Conexant Systems Inc. (“Conexant”), for cash and other consideration, including a cash payment at closing of $5.0, and $1.7 based on revenue performance of the product line paid during the two years following the sale.

In the third quarter of Fiscal 2007 we recorded a gain on sale of business of $4.1 related to this transaction. On the date of the sale, we determined that there was uncertainty surrounding whether the revenue targets would be met. As such, we did not include the contingent consideration as part of the sale proceeds. In Fiscal 2008 and 2009 we recorded additional gains of $0.7 and $1.0, respectively as revenue targets were met. As at March 27, 2009 the Company is no longer entitled to receive consideration in relation to this sale.

 Impairment of Current Asset

In Fiscal 2008, the Company sold its Swindon foundry to MHS. At the time of sale, we agreed to prepay the purchase of certain wafers from MHS under a WSA and enter into a TSA under which we recorded a receivable balance. These items were recorded in current assets. In January 2009, the Company was advised that MHS would be ceasing wafer supply to Zarlink from its Swindon analog foundry.  Consequently, in the third quarter of Fiscal 2009, as the value of amounts receivable from MHS became most likely not recoverable, the Company recorded an impairment of $3.0 consisting of the remaining prepaid expense of $2.2 and the balance of the receivable of $0.8.  In February 2009, MHS was placed into administration.

In conjunction with this sale, we obtained two legal charges against the buildings sold to MHS. These first mortgages on the properties secure all payments, including pre-payments, due under the WSA. In spite of these charges, we chose to record the impairment of $3.0 indicated above as the amount, if any, that could be obtained by exercising our legal remedies is undeterminable.

 Loss (Gain) on Sale of Assets

During the first quarter of Fiscal 2009, we sold excess land in Swindon, U.K. The proceeds from the sale of land were $1.0 (0.5 million British pounds), resulting in a gain of $0.9, net of transaction costs.

During the third quarter of Fiscal 2008, we sold a parcel of surplus land in Järfälla, Sweden. The proceeds from the sale of this parcel of land were $2.7 (17.7 million Swedish krona), resulting in a gain on sale of an asset net of transaction costs of $2.4.

 Impairment of Asset Held for Sale

In Fiscal 2007, certain of the land and buildings in our U.K. facilities met the criteria to be classified as assets held for sale pursuant to FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. As a result of the current economic conditions and weakening real estate markets in the U.K., we determined that the fair value of the asset no longer exceeded the carrying value; therefore we recognized an impairment of $1.2 on this asset in the third quarter of Fiscal 2009.

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

The purchase price was allocated as follows:

Current assets	$22.7
Goodwill	43.1
Intangible assets	60.0
Long-term assets	3.8

Current liabilities	(11.0)
Long-term liabilities	(1.6)
Acquired in-process R&D	20.3
Total purchase price	$137.3

Tangible assets and liabilities were recorded at fair value. Intangible assets were identified and valued through an analysis of data provided by Legerity and our Company concerning revenue, earnings, and cash flow projections, customers and attrition factors, use of technologies, the stage of product development, and risk factors. Developed technology and acquired in-process R&D were valued using the income approach. This method reflects the present value of the future earnings capacity that is available for distribution to the owners of this asset. Customer relationship assets were valued using the income approach. This method reflects the present value of operating cash flows generated by these relationships. The Legerity acquisition was a non-taxable transaction for tax purposes. However, as part of the acquisition, we assumed approximately $50.5 goodwill tax value that is expected to be deductible for tax purposes.

Acquired in-process R&D was expensed upon acquisition during the second quarter of Fiscal 2008. The acquired intangible assets are being amortized on a straight-line basis over their weighted-average useful lives as follows:

Developed technology	8 years
Customer relationships	10 years
Total (weighted-average life)	9 years

In accordance with FAS 142, Goodwill and Other Intangible Assets, goodwill is not amortized, however will be reviewed annually for impairment, or more frequently if impairment indicators arise.  As a result of the goodwill impairment test conducted at the end of Fiscal 2009, the $43.1 of goodwill relating to the Legerity acquisition was written off.  See Note 9 of the financial statements for discussion of goodwill impairment.

The following unaudited pro forma information reflects the results of continuing operations as if the Legerity acquisition had been completed as of April 1, 2006.  The results of operations for Fiscal 2008 included in-process R&D write-off of $20.3 related to the acquisition.

	Mar. 28, 2008	Mar. 30, 2007
Revenue	$219.8	$255.5
Net income (loss)	(52.1)	8.4
Net income (loss) per share – basic and diluted	$ (0.43)	$0.05

Optical Business of Primarion Inc.

On May 19, 2006, we acquired the assets and intellectual property comprising the optical I/O (in/out) business of Primarion, Inc. (“Primarion”) for $7.1 in cash, including $0.1 of direct transaction costs. The acquisition enabled us to provide optical solutions that combine our existing technology with Primarion’s products. The acquisition was accounted for in accordance with FAS 141, Business Combinations.

The purchase price was allocated as follows:

Current Assets	$0.4
Long term assets	6.7
Total purchase price	$7.1

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

In accordance with FAS 142, Goodwill and Other Intangible Assets, goodwill is not amortized, however is reviewed annually for impairment, or more frequently if impairment indicators arise. As a result of the goodwill impairment test conducted at the end of Fiscal 2009, the $3.8 of goodwill relating to the Primarion acquisition was written off.  See Note 9 of the financial statements for discussion of goodwill impairment.

Total Intangible Assets

The following table summarizes the intangible asset values as at the years ended Fiscal 2009 and 2008 for both the Legerity and Primarion acquisitions:

	March 27, 2009			March 28, 2008
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

Proprietary technology	$38.3	$(8.3)	$30.0	$38.3	$(3.4)	$34.9
Customer relationships	23.1	(4.0)	19.1	23.1	(1.7)	21.4
Non-competition agreements	0.5	(0.5)	-	0.5	(0.3)	0.2
Total	$61.9	$(12.8)	$49.1	$61.9	$(5.4)	$56.5

Total amortization expense in the twelve months ended March 27, 2009 was $7.4, as compared to $5.0 for the same period in Fiscal 2008.

Estimated future amortization expense related to these intangible assets is expected to be as follows: 2010 - $7.2; 2011 - $7.1; 2012 - $7.1; 2013 - $7.1; thereafter - $20.6.

 Other Non Operating Income and Expense

Gain on Repurchase of Long-term Debt

During the third quarter of Fiscal 2009, we repurchased $6.5 ($7.9 million Cdn) principal amount of our long-term debt – convertible debentures for cash of $2.6 ($3.2 million Cdn) and expensed $0.3 of related unamortized debt issue and transaction costs, resulting in a net gain of $3.6.

Amortization of Debt Issue Costs

We incurred approximately $3.7 in costs associated with issuing our long-term debt – convertible debentures in Fiscal 2008.  These costs have been capitalized, and are being amortized over the five-year term of the debt. As a result of our repurchase of $6.5 ($7.9 million Cdn) principal amount of our convertible debentures, we expensed $0.3 of the unamortized debt issue costs.  We have recorded amortization costs of $0.7 related to these debt issue costs during the year, as compared to $0.5 and $Nil in Fiscal 2008 and Fiscal 2007, respectively.

Gain on Sale of Mitel Investment

In August 2007, we exercised our amended put right on our share investment in Mitel Networks Corporation (“Mitel”).  As these shares had been recorded with no book value, we realized a gain of $12.9, equivalent to the proceeds received. The investment was written down to its $Nil book value in Fiscal 2003, when we believed that its original carrying value of $11.5 would not be realized in the foreseeable future.

Gain on Insurance Settlement

On July 20, 2007, a flood as a result of record rainfall and the breach of a nearby river affected our analog foundry in Swindon, U.K.  A complete services shutdown was required as a result of this flood. We carry insurance for the loss of physical plant and business interruption, with a deductible of $1.0.

In Fiscal 2008, the net insurance claim was as follows:

Business interruption insurance	$6.0
Fixed assets	4.5
Other expenses	8.1
Total insurance claim	$18.6

During Fiscal 2008, all claims were finalized with our insurance carriers and insurance proceeds of $18.6 were received. Of this amount $14.1 was included in cash flows from operations, and $4.5 was included in cash flows from investing activities as these amounts related to the replacement of fixed assets. We recorded gains from insurance of $5.5, of which $4.5 related to fixed assets and $1.0 related to other expenses.

Interest Income

Interest income was $1.2 for the year ended March 27, 2009, as compared to $3.5 in Fiscal 2008 and $5.4 in Fiscal 2007.  These decreases are the result of the lower interest rate environment in the current year as well as lower cash balances due to the purchase of Legerity held throughout Fiscal 2009 compared to Fiscal 2008 and Fiscal 2007. Interest income was also negatively impacted by a strong US dollar relative to the currencies in which we hold cash.

Interest Expense

Our interest expense was $4.1 for the year ended March 27, 2009, as compared to $3.1 in Fiscal 2008 and $Nil in Fiscal 2007. The increase is principally due to the inclusion of a full year of interest on our convertible debentures as opposed to eight months in Fiscal 2008. These debentures pay interest at 6% and were issued in Fiscal 2008 to finance the purchase of Legerity, thus we incurred $Nil interest expense in Fiscal 2007.  The increase in interest expense in Fiscal 2009 when compared to the prior year was partially offset by the strengthening U.S. dollar to the Canadian dollar between periods. The convertible debentures pay interest in Canadian dollars thus interest expense varies based on foreign exchange rates. In the third quarter of Fiscal 2009, we repurchased and cancelled $6.5 ($7.9 million Cdn) of principal amount of our convertible debentures, and as a result, we anticipate incurring lower interest costs in the future.

Foreign Exchange Gains and Losses

Our foreign exchange gains in Fiscal 2009 were $14.0, as compared to a loss of $1.5 in Fiscal 2008 and a gain of $0.1 in Fiscal 2007.  We record net gains and losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, according to period-end market rates. As a result of our convertible debentures being denominated in Canadian dollars, while our functional currency is the U.S. dollar, we are required to revalue these debentures to U.S. dollars at the period-end exchange rates.  This revaluation will result in non-cash foreign currency gains or losses.  The foreign exchange gain during Fiscal 2009 was primarily the result of the strengthening U.S. dollar on our convertible debentures. In the prior year, the opposite was true as the Canadian dollar strengthened against the US dollar and resulted in a loss for the period.

A five percentage point change in the Cdn/U.S. exchange rate will have a non-cash foreign exchange impact of approximately $2.9 to our earnings in a given Fiscal period.

During Fiscal 2006, we secured our Swedish pension liability by directly pledging cash denominated in Swedish krona. As at March 27, 2009, the Swedish pension liability of $15.0 is comprised of $12.4 (101.3 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $2.6 as determined under the U.S. GAAP provisions of FAS 87, Employers’ Accounting for Pensions. This investment strategy has acted as a natural hedge against foreign exchange movements on the pension liability in Sweden. As a result, our exposure to foreign exchange gains and losses on this liability has been partially mitigated.

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

Our income tax recovery in Fiscal 2009 was $0.9, compared with income tax expense of $0.2 in 2008, and an income tax recovery of $3.2 in Fiscal 2007.

Our $0.9 Fiscal 2009 recovery includes net current tax recoveries of $0.4, a $3.5 recovery for tax settlements offset by $3.0 of deferred tax expense.  The current tax recovery and net deferred tax expense relate to both our domestic and foreign operations.  The $3.0 deferred tax expense includes $1.5 of expense that offsets the $3.5 tax settlements.  Consequently, the net tax settlements were $2.0.

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

In Fiscal 2009, our effective tax rate was lower than the 32.37% domestic tax rate due to the utilization of deferred tax assets in both our domestic and foreign operations, and net tax recoveries in both our domestic and our foreign jurisdictions. In Fiscal 2008, our effective tax rate was lower than the 35% domestic tax rate due to an increase in our valuation allowance, net of tax recoveries in Canada and tax expense in our foreign jurisdictions. In Fiscal 2007, our effective tax rate was lower than the 35% domestic tax rate due to refunds received on settlement of past audits and the release of previously booked provisions.

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable losses and uncertainties relating to future taxable income in the periods in which the deferred tax assets may be utilized, we have established a valuation allowance at the end of Fiscal 2009 of $247.8 (2008 - $240.0; 2007 - $193.5).  The increase in the valuation allowance relates primarily the goodwill impairment booked in the year. The increase was partially offset by the utilization of unrecorded deferred tax assets in our domestic and foreign jurisdictions, changes in corporate tax rates, foreign exchange related to foreign operations.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable.  When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

We implemented FIN 48 relating to uncertain tax positions in Fiscal 2008. This standard requires a company to assess its tax filing positions in all jurisdictions it operates and determine whether it is required to record benefits or charges with respect to any of the above filing positions. The implementation of this standard had no material impact on the financial statements in Fiscal 2008.  A number of years may elapse before a particular matter for which we have established a reserve is audited and finally resolved.  The number of years for which we have audits that are open varies depending on the tax jurisdiction.  While it is often difficult to predict the final outcome or the timing of the resolution, we believe that our reserves reflect the probable outcome of known uncertain tax positions. Favorable resolutions will be recognized as a reduction of tax expense in the year of resolution.  Unfavorable resolutions will be recognized as a reduction to our reserves, a cash outlay for settlement and a possible increase to our annual tax provision. Such differences could have a material impact on the income tax provision and operating results in the period in which such determination is made.

 Net Income (Loss)

In Fiscal 2009, we recorded a net loss of $29.6, or $0.25 per share.  The net loss in Fiscal 2009 was driven primarily by a goodwill impairment charge of $46.9.  Offsetting this were higher revenues and lower operating expenses this year compared to last, gains from foreign exchange of $14.0 and gains on the repurchase of long-term debt of $3.6. The stronger U.S. dollar also aided by reducing expenses incurred in currencies other than the U.S. dollar. Increasing the net loss for the period were impairments on certain current assets of $3.0 and an impairment on our asset held for sale of $1.2.

We recorded a net loss of $48.4, or $0.41 per share in Fiscal 2008, as compared to net income of $15.8, or $0.11 per share in Fiscal 2007. The net loss in Fiscal 2008 included a loss on sale of our Swindon foundry of $18.2, an expense relating to IPR&D of $20.3, a gain on sale of shares of $12.9, a gain on sale of business $0.7, and a gain from flood insurance of $5.5. The net income in Fiscal 2007 included a gain on sale of business of $4.1 and income tax recovery of $3.2.

 Common Shares Outstanding

As at May 29, 2009, there were 122,425,682 Common Shares of Zarlink Semiconductor Inc., no par value, issued and outstanding.

B.	Liquidity and Capital Resources

Our principal source of liquidity as at March 27, 2009 was cash and cash equivalents, totaling $45.0 (2008 - $42.6). We believe that our existing cash, cash equivalents, and restricted cash balances, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, preferred share dividend payments and repurchases, and other cash outflows for the foreseeable future.

Operating Activities

Cash provided by operating activities during Fiscal 2009 was $15.4 as compared to cash used in operating activities of $12.1 during Fiscal 2008.

Cash generated by operations before changes in working capital was $22.2 during Fiscal 2009 compared to cash used of $5.1 during Fiscal 2008. Our cash flows from operations increased during Fiscal 2009 mainly due to a lower net loss in Fiscal 2009 when compared to Fiscal 2008.  Included in the Fiscal 2009 net loss were a number of non-cash charges including goodwill impairment $46.9, amortization $8.1, depreciation $4.7, and current assets impairment $3.0.  Non-cash income items included in net loss, as well as an increase in working capital were factors in reducing the cash from operations.

During Fiscal 2009, our non-cash working capital increased by $6.8, thereby using cash. Our non-cash working capital changed mainly due to the following:

•
A decrease in accounts payable and accrued liabilities of $15.2, as a result of the payment of liabilities, particularly employee costs, incurred in Fiscal 2008 as a result of our Legerity acquisition.

Partially offset by:

•	A decrease in accounts receivable of $3.7, as a result the collection of some non-trade receivables; and

•	A reduction of prepaid expenses of $3.4.

In comparison, our non-cash working capital increased by $7.0 during Fiscal 2008, thereby using cash. After considering the impact of the Legerity acquisition our non-cash working capital changed mainly as a result of the following:

•	An increase in receivable balances totaling $0.4, as a result of the timing of product revenues during the year;

•	An increase in prepaid expenses and other totaling $3.7, primarily as a result of the WSA entered into as part of the Swindon foundry sale; and

•	An increase in inventories of $3.0 as a result of the inclusion of Legerity’s operations during the year.

Partially offset by:

•	An increase in payables and accrued liabilities totaling $0.2.

Investing Activities

Cash used in investing activities was $1.4 for the year ended March 27, 2009, compared to cash used in investing activities of $123.2 during Fiscal 2008.  The net cash outflow from investing activities during Fiscal 2009 included the following:

•	Expenditures for fixed assets of $3.6.

Partially offset by:

•	Proceeds from sale of fixed assets of $1.0;

•	Proceeds from the sale of business of $1.0; and

•	Proceeds from maturing of short-term investments of $0.2.

The net cash outflow from investing activities during Fiscal 2008 included the following:

•	The acquisition of Legerity business for $136.0, including transaction costs, net of acquired cash from Legerity;

•	Expenditures for fixed assets of $7.6, including the replacement of assets damaged in the flood at our Swindon foundry; and

•	Disbursements of $3.6 related to the sale of our Swindon foundry.

Partially offset by:

•	Proceeds of $12.9 from the sale of investment in Mitel;

•	The maturity of short-term investments of $3.3;

•	Proceeds from insurance related to fixed assets of $4.5; and

•	Proceeds from the sale of land in Sweden of $2.7.

In conjunction with the sale of the Systems business in Fiscal 2001, we obtained ownership of 10,000,000 common shares of Mitel. On August 16, 2007, we exercised our amended put right, and received payment from Mitel of $12.9.  During Fiscal 2008, we recorded a gain of $12.9 on the sale of these shares, as they were written down to a $Nil book value in Fiscal 2003, when we believed that the original carrying value of $11.5 would not be realized in the foreseeable future.

Financing Activities

Cash used in financing activities was $9.1 during Fiscal 2009.  The cash outflow was primarily due to the following:

•	The repurchase of $2.7 of common shares;

•	The repurchase of $2.6 of long-term debt;

•	The payment of $1.9 dividends on preferred shares; and

•	The repurchase of $1.4 of preferred shares.

Cash generated from financing activities during Fiscal 2008 totaled $65.5.  The cash inflow was primarily the result of the following:

•	The issuance of $74.5 in convertible debentures to assist in financing our acquisition of Legerity.

Partially offset by:

•	A decrease in restricted cash and cash equivalents of $0.3;

•	The repurchase of $2.6 of preferred shares;

•	The payment of $2.4 for dividends on the preferred shares; and

•	Debt issue costs of $3.7 associated with issuing the convertible debentures.

Starting in June 2008 we began to repurchase common shares on the open market under a normal course issuer bid. To date, we have repurchased 4,920,000 shares for total consideration of $2.7 under this issuer bid. We did not participate in a normal course issuer bid in the prior year.

Purchases made under the normal course issuer bid are part of a distinct open market share repurchase plan through the Toronto Stock Exchange. The bid was approved by the Toronto Stock Exchange in May 2008 and will be in effect for one year. The current plan allows us to purchase no more than 12,272,384 issued and outstanding shares of the Corporation or about 10% of our public float as of May 20, 2008. The bid does not commit us to make any share repurchases. Purchases can be made only on the Toronto Stock Exchange at prevailing open market prices and are paid out of general corporate funds. We cancel all shares repurchased under the share repurchase program.

The conditions attaching to our preferred shares entitles their holders to receive a quarterly dividend of $0.40 (Cdn$0.50) per share. We are also required to make reasonable efforts to purchase 22,400 preferred shares in each calendar quarter at a price not exceeding $20.17 (Cdn$25.00) per share plus costs of purchase. In addition, if the market price of the shares remains below $20.17 (Cdn$25.00), we expect to make reasonable efforts to repurchase approximately 89,600 preferred shares for total consideration of approximately $1.8 in Fiscal 2010.

In October 2008 we announced a normal course issuer bid to repurchase up to $6.5 ($7.9 million Cdn) in aggregate principal amount of our 6% convertible debentures or 10% of our public float on October 22, 2008. As at March 27, 2009 we had completed all the purchases allowable under this issuer bid. We cancelled all debentures repurchased under this plan.

In addition to our cash, cash equivalents and short-term investment balances, we have credit facilities of $1.2 ($1.5 million Cdn) available for letters of credit. As at March 27, 2009, we had used $1.1 of our credit facilities, accordingly, we had $0.1 (2008 – $Nil) unused facilities.  The outstanding letters of credit relate to our Supplementary Executive Retirement Plan (“SERP”). These letters of credit have a term of one year, ending in December 2009.

As at March 27, 2009, we have pledged $13.1 (107.2 million Swedish krona) in restricted cash and cash equivalents to secure our pension liability of $15.0 in Sweden. The Swedish pension liability is comprised of $12.4 (101.3 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $2.6 as determined under the U.S. GAAP provisions of FAS 87, Employers’ Accounting for Pensions.

While we have already pledged $13.1 of cash to secure the Swedish pension liability, we also have the option to purchase insurance to fully fund this pension liability in the future. If we were to fully fund this pension plan, we would have no further obligations under the plan. In order to fully fund this pension plan, we would be required to pay a premium equivalent to the net present value of the interest costs that would otherwise accrue in the future. The decision to fully fund the pension plan would result in an expense, and cash outflow, equivalent to this premium, which could materially affect our results of operations in that period.

C.	Research and Development, Patents, and Licenses, etc.

Our R&D programs are primarily directed at developing intellectual property in the areas of IC and optical process development, communications ICs, optoelectronic components, and ultra low-power semiconductors.  Our R&D expense amounted to $46.0 in Fiscal 2009, as compared to $47.7 and $32.7 in Fiscal 2008 and Fiscal 2007, respectively.

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

We maintain product design centers in Ottawa, Canada; Järfälla, Sweden; San Diego, Austin and Phoenix in the United States; Caldicot, and Plymouth in the United Kingdom; and Rotterdam in the Netherlands.

Refer also to Item 5A - Operating Results.

D.	Trend Information

Refer to Item 5A - Operating Results, for a discussion of our most significant recent trends in production, sales and inventory.

E.	Off-balance Sheet Arrangements

Performance Guarantees

Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity’s failure to perform under an obligating agreement.  We have an outstanding performance guarantee related to a managed services agreement (“project agreement”) undertaken by the Communications Systems business (“Systems”), which is now operated by Mitel.  We continue to guarantee performance under the project agreement following the sale of the Systems business.  The project agreement and performance guarantee extend until July 31, 2012.  The terms of the project agreement continue to be fulfilled by Mitel.  The maximum potential amount of future undiscounted payments we could be required to make under the guarantee as at March 27, 2009, was $28.7 (20.0 million British pounds), assuming we are unable to secure the completion of the project.  We are not aware of any factors that would prevent the project’s completion under the terms of the agreement.  In the event that Mitel is unable to fulfill the commitments of the project agreement, we believe that an alternate third-party contractor could be secured to complete the agreement requirements.  We have not recorded a liability in our consolidated financial statements associated with this guarantee.

In connection with the sale of the Systems business, we provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale.  As at March 27, 2009, we do not expect these tax indemnities to have a material impact on our financial statements.

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

Supply Agreements

We have WSAs with four independent foundries, which expire from Fiscal 2010 to 2011.  Under these agreements, the suppliers are obligated to provide certain quantities of wafers per year.  These agreements are typically renewed prior to their expiry dates, or automatically renew for a specified period under the existing terms and conditions unless either party provides notification of these changes to the other party.  We also have agreements with third parties to test and assemble products.  All such agreements are short-term in nature.

F.	Tabular Disclosure of Contractual Commitments

The following tables provide a summary of the effect on liquidity of our contractual obligations as of March 27, 2009:

	Payments Due by Period
Contractual Commitments	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years

Long-term debt (1)	$57.2	$-	$57.2	$-	$-
Interest expense on long-term debt (1)	11.2	3.4	7.8	-	-
Operating Leases (2)	18.9	6.8	11.8	0.3	-
Purchase Commitments (3)	8.2	2.4	5.8	-	-
Income Tax Contingency Payments (4)	0.7	-	-	-	0.7
Benefit payments under defined benefit pension plans (5)	5.7	0.5	1.1	1.2	2.9
Total Contractual Commitments	$101.9	$13.1	$83.7	$1.5	$3.6

(1)
The principal amount of the convertible debentures of which $57.2 was outstanding on March 27, 2009 is repayable on September 30, 2012, in lawful money of Canada, or at the option of Zarlink, by issuance of common shares. In addition, subject to the terms of the trust indenture and regulatory approval, the interest payable on the convertible debentures may also be settled in common shares.

(2)	Operating lease commitments does not include payments to be received under non-cancelable sublease agreements.
(3)
Purchase commitments consist primarily of purchase design tools and software for use in product development.  Wafer purchase commitments have not been included in the above table, as the pricing and timeframe of payment are not fixed, and will vary depending on our manufacturing needs. We do not presently have commitments that exceed expected wafer requirements.

(4)
The recorded liability in accordance with FIN 48 as of March 27, 2009, is reflected as owing in more than five years in the table above, as we cannot reasonably estimate the years in which these liabilities may be settled.

(5)
Expected benefit payments under the unfunded Swedish defined benefit pension plan.  Pension payments under the German defined benefit plan have been excluded as we have reinsured these obligations with Swiss Life Insurance Company, which is expected to fund the liabilities.

As at March 27, 2009, we had commitments that expire as follows:

	Total	Less than 1 year

Letters of Credit (6)	$1.1	$1.1
Guarantees (7)	13.1	13.1
Total Commercial Commitments	$14.2	$14.2

(6)	Cash and cash equivalents of $1.1 have been hypothecated under our credit facility to cover these letters of credit, as discussed elsewhere in this Item 5.
(7)	We have pledged $13.1 as security toward our Swedish pension liability.

G.	Safe Harbor

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

Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market acceptance of new products; our dependence on our foundry suppliers and third-party subcontractors; our limited visibility of demand in our end markets, our ability to operate profitably and generate positive cash flows in the future; our ability to successfully integrate past and future acquisitions; and other factors referenced elsewhere in this Form 20-F.

Item 6 Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the name, age and position of each director and executive officer of our company as of May 29, 2009.

Name	Age	Position held since	Positions

Dr. Adam Chowaniec(1,3,6)	59	February 19, 2007	Director and Chairman
Oleg Khaykin(2)	44	November 12, 2007	Director
Hubert T. Lacroix(2,3,4)	53	July 21, 1992	Director
J. Spencer Lanthier(2,3)	68	May 14, 2003	Director
Kirk K. Mandy(4,5)	53	July 23, 1998 (5)	Director, President and Chief Executive Officer
Jules Meunier (1)	53	July 31, 2002	Director
Dennis Roberson (1)	60	November 11, 2004	Director
Dr. Henry Simon (7)	78	July 21, 1992	Director
Donald G. McIntyre	61	October, 1998	Senior Vice President Human Resources, General Counsel and Corporate Secretary
Henry Perret	63	August 3, 2007	Senior Vice President and General Manager, Communication Products
Scott Milligan (8)	48	May 19, 2003	Senior Vice President Finance and Chief Financial Officer
Stephen J. Swift	56	April, 2001	Senior Vice President and General Manager, Medical Products
Dr. Stan Swirhun	54	June 9, 2005	Senior Vice President and General Manager, Optical Products
Gary Tanner	56	August 3, 2007	Senior Vice President and General Manager, Worldwide Operations

(1)	Member of the Compensation and Human Resources Development Committee.
(2)	Member of the Audit Committee (established in accordance with the Canada Business Corporations Act).
(3)           Member of the Nominating and Corporate Governance Committee.
(4)           Member of the Executive Committee.
(5)           Board member since July 23, 1998, President and Chief Executive Officer since February 16, 2005.
(6)           Director since February 19, 2007, Chairman since May 27, 2009.
(7)           Chairman of the Board until May 27, 2009.
(8)          As announced in a press release dated April 22, 2009, Mr. Milligan has resigned effective June 12, 2009 to pursue another business opportunity in the Toronto area.

Dr. Adam Chowaniec has been Chairperson of the Company’s Board of Directors since May 27, 2009. He has served as the Chairman and Chief Executive Officer of Amiga2 Corporation, a consulting and investment company, since 2002. Dr. Chowaniec was the founding Chief Executive Officer of Tundra Semiconductor Corporation on December 15, 1995 and served in that position until December 2005. Dr. Chowaniec is also Chairman of the Board of Directors of Tundra Semiconductor Corporation, former Chair of the Ontario Research and Innovation Council, and serves on numerous other boards of directors in Canada and the United States, including BelAir Networks, Liquid Computing Corporation, Acentru and Microbridge Corporations. Dr. Chowaniec is a member of the board of the Export Development Corporation of Canada and has held advisory positions with the Ottawa Economic Development Corporation, the National Research Council’s Industrial Research Assistance Program and the Ottawa Health Research Institute and the Natural Science and Engineering Council of Canada. He is also the vice-chair of the Museum of Nature’s national fundraising campaign. He holds a Master's degree in Electrical Engineering from Queen's University (Canada), as well as both a Bachelor of Engineering and a Ph.D. from the University of Sheffield (England).

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

Mr. Hubert T. Lacroix has been President and Chief Executive Officer of the Canadian Broadcasting Corporation / Radio-Canada since January 1, 2008. Mr. Lacroix acted as Senior Advisor to Stikeman Elliott LLP (law firm) and as an adjunct professor at the Faculty of Law of Université de Montréal from May 5, 2003 until December 31, 2007 and as a consultant to Telemedia Ventures Inc., a private investment company from May 5, 2003 until December 31, 2005. Mr. Lacroix was Executive Chairman of Telemedia Corporation from February 2000 to May 2003. From 1984 until his appointment as Executive Chairman of Telemedia Corporation, Mr. Lacroix was a partner with McCarthy Tétrault LLP (law firm). He is Chairman of the Board and a member of the Audit Committee and a member of the Strategic Development Committee of SFK Pulp Fund. In addition, he is a trustee of the Lucie and André Chagnon Foundation and a director of their private holding company. Mr. Lacroix is also a Director of the Montreal General Hospital Foundation and a Trustee of the Martlet Foundation of McGill University. Mr. Lacroix received his Bachelor of Law degree from McGill University, was admitted to the Quebec Bar in 1977 and holds a Master of Business Administration degree from McGill University.

Mr. J. Spencer Lanthier has been a Corporate Director since his retirement in 1999 from KPMG Canada, where he had a long and distinguished career culminating in the position of Chairman and Chief Executive from 1993 until his retirement. A recipient of the Order of Canada, Mr. Lanthier is currently a member of the Board and Chair of the Audit Committee of the TMX Group, Inc., Gerdau Ameristeel Inc., Rona Inc., and a member of the Board of Biovail Inc. Mr. Lanthier received an honorary Doctor of Laws degree from the University of Toronto in 2002.

Mr. Kirk K. Mandy is President and Chief Executive Officer of the Company. He served as Vice-Chairman of the Company’s Board of Directors from 2001 until his appointment as President and Chief Executive Officer of the Company in February 2005.

Over a distinguished career with the Company spanning 15 years, Mr. Mandy held increasingly senior roles, culminating in the position of President and Chief Executive Officer from 1998 to 2001. He oversaw the Company’s strategic decision to focus on semiconductors, and the subsequent divestiture of the Business Communications Systems (BCS) division.

Mr. Mandy is also a member of the Board of Epocal Inc. and Chairman of the Armstrong Monitoring Corporation. He has served on the Board of the Strategic Microelectronics Corporation (SMC), the Canadian Advanced Technology Association (CATA), The Canadian Microelectronics Corp. (CMC), The Ottawa Center for Research and Innovation (OCRI) and Micronet. He is also past Chairman of the Telecommunications Research Center of Ontario (TRIO), past Chairman of the National Research Council’s Innovation Forum and past Co-Chairman of the Ottawa Partnership. Mr. Mandy is a graduate of Algonquin College in Ottawa.

Mr. Jules M. Meunier has been a management consultant since November 2002. He was President and Chief Executive Officer of Proquent Systems Inc. from January to November 2002. Prior to January 2002, over a 20-year career with Nortel Networks Corporation, he helped shape the company’s direction as Chief Technical Officer, and held senior positions in its wired, wireless, and optical communications divisions, including serving as President of its Wireless Networks division.

Mr. Meunier holds a Bachelor of Science degree in Mathematics and Computer Science from the University of Ottawa.

Professor Dennis Roberson has been Vice Provost, Executive Director and Research Professor with the Illinois Institute of Technology (“IIT”) since June 2003, where he established a new undergraduate business school focused on entrepreneurship and technology, a wireless research center (WiNCom), IIT’s corporate relations initiative, and is developing research centers and business ventures in association with public and private sector partners. From April 1998 to April 2004, Professor Roberson was Executive Vice President and Chief Technical Officer of Motorola, Inc. From 1971 to 1998, he held senior executive positions with NCR Corporation, AT&T, Digital Equipment Corp. (now part of Hewlett Packard) and IBM.

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

Dr. Henry Simon was the Chairperson of our Board of Directors between July 21, 1994 and May 27, 2009.  He is a Special Partner of Schroder Ventures Life Sciences Advisers, a venture capital company advising on investments in the life sciences.  He joined Schroder Ventures in 1987 to head a venture capital group that developed a life sciences business in the U.K., and was CEO of its life sciences team until 1995.  Dr. Simon holds an Electrical Engineering degree from the Institute of Technology in Munich, and a doctorate in Telecommunications from the Royal Institute of Technology in Stockholm.

Mr. Donald McIntyre was appointed Senior Vice President Human Resources, General Counsel and Corporate Secretary in October 1998.  Mr. McIntyre served as Vice President, Human Resources, General Counsel and Corporate Secretary from 1991 to October 1998.  Mr. McIntyre also served as a director of our company from 1993 to 1996 and from 1998 to 2002.  Mr. McIntyre joined our company in 1987.

Mr. Henry Perret is Senior Vice President and General Manager, Communication Products. Mr. Perret joined Zarlink in August 2007 through its acquisition of Legerity, where he served as President and CEO. Before joining Legerity, Mr. Perret was CFO and Vice President of Finance of Actel Corporation, a leading supplier of programmable logic solutions. Prior to his 5-year tenure at Actel, Mr. Perret was site controller for Applied Materials' manufacturing division in Austin, Texas. Previously he spent 12 years with National Semiconductor in a variety of financial roles. Mr. Perret serves as the President of the Foundation Board of the Capital Area Food Bank in Austin. Mr. Perret holds a Bachelor of Science Degree in Business Administration, with a concentration in accounting from San Jose State University.

Mr. Scott Milligan was appointed Senior Vice President Finance and Chief Financial Officer on May 19, 2003.  From 2000 to 2002, Mr. Milligan served as Vice President, Finance and Administration with UUNet Canada (now MCI Canada). As announced in a press release dated April 22, 2009, Mr. Milligan has resigned to pursue another business opportunity in the Toronto area.  He will remain with the company until mid-June to ensure a smooth transition.

Mr. Stephen J. Swift was appointed Senior Vice President and General Manager, Medical Products in April 2001.  Mr. Swift served as General Manager, Medical (renamed Medical Communications) from April 1998 to April 2001 and Manager, ASIC Engineering from September 1997 to April 1998.  Mr. Swift joined our company in 1997.

Dr. Stan Swirhun was appointed Senior Vice President and General Manager, Optical Products Group in June 2005.  Dr. Swirhun served as founder and Chief Executive Officer of Picolight Inc. from 1997 to 2004, and from 1993 to 1997 he served as Vice President of Engineering and then Chief Technology Officer of Vixel Corporation.

Mr. Gary Tanner is Senior Vice President, Worldwide Operations, with responsibility for product and test engineering, global manufacturing, quality, logistics and purchasing activities. Mr. Tanner joined Zarlink in August 2007 through its acquisition of Legerity, where he was Vice President of Operations. Prior to joining Legerity, he was plant manager for Intel's Fab 23. Throughout his career with Intel, Mr. Tanner held various management positions in both greenfield and existing operations for multiple facilities, both domestic and international. Before Intel, Mr. Tanner held multiple fab operations management positions with National Semiconductor, Texas Instruments and NCR.

There are no family relationships among directors or executive officers of our company.

B.	Compensation

The aggregate compensation paid by us to our directors and executive officers for services rendered during Fiscal 2009 was $3.7.  This amount includes salary, bonuses, severance payments, car allowances and other perquisites and excludes the amount set out below for pension, retirement and similar benefits paid to executive officers.

The aggregate amount set aside or accrued by our company and our subsidiaries during Fiscal 2009 for the provision of pension, retirement and similar benefits to the directors and executive officers our company as a group was $0.2, excluding adjustments for market value fluctuations related to the current year.

Information concerning compensation is incorporated by reference from the information set forth in the sections entitled “Executive Compensation” and “Compensation of Directors” in our Management Proxy Circular for the Fiscal 2009 Annual Shareholders Meeting, which is Exhibit 15(c) to this Form 20-F.

C.	Board Practices

Zarlink Semiconductor Inc. fully complies with National Policy 58-201 Corporate Governance Guidelines of the Canadian Securities Administrators and other applicable stock exchange and regulatory requirements. Further information on our corporate governance practices can be obtained on our website at www.zarlink.com/zarlink/hs/157.htm, and in “Schedule A - Statement of Corporate Governance Practices” in our Management Proxy Circular for the 2009 Annual Shareholders Meeting, which is Exhibit 15(c) to this Form 20-F.

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

The information concerning board practices and the audit committee is incorporated by reference from the information set forth in the sections entitled “Election of Directors – Independence and Board Committees”, “Statement of Corporate Governance Practices”, “Audit Committee Disclosure”, and “Schedule A – Statement of Corporate Governance Practices” in our Management Proxy Circular for the Fiscal 2009 Annual Shareholders Meeting, which is Exhibit 15(c) to this Form 20-F.

See Item 6A for additional information regarding our directors.

D.	Employees

The following table shows Zarlink’s total number of employees as at the end of each Fiscal Year:

	2009	2008	2007

United States	184	198	55
Canada	144	157	167
United Kingdom	127	145	307
Sweden	96	120	115
Other	55	53	33
Total	606	673	677

In Fiscal 2009, our total headcount decreased by 67 employees. The decrease in employees related to our integration of Legerity, which has included the outsourcing of our test and assembly production processes. A portion of the decrease is also the result of our planned restructuring announced in the fourth quarter of this year, which resulted in decreasing our headcount by 33 employees. As part of this restructuring we are anticipating terminating approximately 4 employees after our Fiscal Year end.

Zarlink considers the relationship with its employees to be good.

Certain employees are covered by collective bargaining agreements or are members of a labor union.

In the United Kingdom, two employees of Zarlink’s Swindon operations are unionized.  The unions representing the employees include the Transport and General Workers Union.  Management considers its relationship with the unions in the United Kingdom to be satisfactory.

In Sweden, three unions represent approximately 60 employees. IF Metall union represents approximately 7 production employees; Unionen, the union for other professionals represents approximately 29 employees; and Sveriges Ingenjörer, union for Engineers, represents about 24 employees. It is common practice in Sweden for the national unions to negotiate minimum standards with the employer association, supplemented by additional terms negotiated by the local branches’. Each agreement is for a term of three years and the current agreement expires on March 31, 2010. Management considers its relationship with the unions in Sweden to be satisfactory.

E.	Share Ownership

The following table shows the number of common shares and options to purchase common shares beneficially owned by each director and executive officer as of May 29, 2009.

Name	Common shares beneficially owned (1)	Percent of Class	Options outstanding	Exercise Price	Expiry Date

Dr. Adam Chowaniec	196,410	(2)	20,000 20,000 20,000	Cdn$0.28 Cdn$0.86 Cdn$2.47	February 10, 2015 February 15, 2014 February 19, 2013

Oleg Khaykin	10,000	(2)	20,000 20,000 20,000	$0.23 $0.85 $1.16	February 10, 2015 February 15, 2014 November 12, 2013

Hubert T. Lacroix	170,000	(2)	20,000 20,000 20,000 20,000 20,000	Cdn$0.86 Cdn$2.49 Cdn$2.51 Cdn$2.26 Cdn$5.36	February 15, 2014 February 6, 2013 January 27, 2012 February 24, 2011 January 29, 2010

J. Spencer Lanthier	155,410	(2)	20,000 20,000 20,000 20,000 20,000 20,000	Cdn$0.28 Cdn$0.86 Cdn$2.49 Cdn$2.51 Cdn$2.26 Cdn$5.36	February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012 February 24, 2011 January 29, 2010

Kirk K. Mandy	2,333,500	1.9%	450,000 450,000 450,000 450,000 750,000 100,000 20,000	Cdn$0.28 Cdn$0.86 Cdn$2.49 Cdn$2.51 Cdn$2.26 Cdn$2.12 Cdn$5.36	February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012 February 24, 2011 February 3, 2011 January 29, 2010

Name	Common shares beneficially owned (1)	Percent of Class	Options outstanding	Exercise Price	Expiry Date
Jules Meunier	155,000	(2)	20,000 20,000 20,000 20,000 20,000 20,000	Cdn$0.28 Cdn$0.86 Cdn$2.49 Cdn$2.51 Cdn$2.26 Cdn$5.36	February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012 February 24, 2011 January 29, 2010

Dennis Roberson	115,522	(2)	20,000 20,000 20,000 20,000 20,000 20,000	$0.23 $0.85 $2.11 $2.18 $1.83 $2.75	February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012 February 24, 2011 November 26, 2010

Dr. Henry Simon	195,000	(2)	20,000 20,000 20,000 20,000 20,000	$0.85 $2.11 $2.18 $1.83 $4.04	February 15, 2014 February 6, 2013 January 27, 2012 February 24, 2011 January 29, 2010

Donald G. McIntyre	464,086	(2)	125,000 125,000 125,000 60,000 80,000 50,000	Cdn$0.86 Cdn$2.49 Cdn$2.51 Cdn$1.57 Cdn$2.26 Cdn$5.36	February 15, 2014 February 6, 2013 January 27, 2012 August 8, 2011 February 24, 2011 January 29, 2010

Henry Perret	407,500	(2)	125,000 250,000	$0.23 $0.96	February 10, 2015 July 18, 2014

Scott Milligan	503,220	(2)	225,000 125,000 125,000 125,000 80,000 80,000	Cdn$0.28 Cdn$0.86 Cdn$2.49 Cdn$2.51 Cdn$2.26 Cdn$5.36	February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012 February 24, 2011 January 29, 2010

Stephen J. Swift	409,518	(2)	200,000 125,000 125,000 125,000 80,000 100,000	$0.23 $0.85 $2.11 $2.18 $1.83 $4.04	February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012 February 24, 2011 January 29, 2010

Stan Swirhun	652,498	(2)	200,000 125,000 125,000 125,000 150,000	$0.23 $0.85 $2.11 $2.18 $1.31	February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012 June 9, 2011

Gary Tanner	512,500	(2)	125,000 200,000 250,000	$0.23 $0.85 $1.42	February 10, 2015 February 15, 2014 August 31, 2013

(1)
Common shares beneficially owned include options currently exercisable or exercisable within sixty days by the party indicated, and common shares that underly debentures owned. These holdings include stock options currently exercisable or exercisable within 60 days by: Mr. Chowaniec – 15,000; Mr. Lacroix – 70,000; Mr. Lanthier – 90,000; Mr. Mandy – 1,545,000; Mr. Meunier – 70,000; Mr. Roberson – 70,000; Mr. Simon – 70,000; Mr. McIntyre – 362,500; Mr. Perret – 62,500; Mr. Milligan – 347,500; Mr. Swift – 367,500; Mr. Swirhun – 337,500; Mr. Tanner – 112,500.  Also includes common shares issuable upon conversion of the convertible debentures owned by: Mr. Chowaniec – 20,410; Mr. Lanthier – 20,410.

(2)	Represents less than 1% of the class.

Item 7 Major Shareholders and Related Party Transactions

A.	Major Shareholders

The information concerning major shareholders is incorporated by reference from the information set forth in the section entitled “Voting Shares and Principal Holders Thereof” in our Management Proxy Circular for the Fiscal 2009 Annual Shareholders Meeting, which is Exhibit 15(c) to this Form 20-F.

B.	Related Party Transactions

None

C.	Interests of Experts and Counsel

Not applicable

Item 8 Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18, “Financial Statements”

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

Pursuant to the terms of the Cdn$2.00 Cumulative Redeemable Convertible Preferred Shares, 1983 R&D Series (“Preferred Shares – R&D Series”), we will not be permitted to pay any dividends on common shares unless all dividends accrued on the preferred shares have been declared and paid or set apart for payment. See also Note 16 to the Consolidated Financial Statements in Item 18.

Dividends paid by our company to common and preferred shareholders not resident in Canada would generally be subject to Canadian withholding tax at the rate of 25% or such lower rate as may be provided under applicable tax treaties.  Under the Canada – United States tax treaty, the rate of withholding tax applicable to such dividends paid to residents of the United States would generally be 15%. See Item 10E Taxation.

B.	Significant Changes

There were no significant changes

Item 9 The Offer and Listing

A.	Offer and Listing Details

Our shares are traded on The Toronto Stock Exchange and are quoted on the over-the-counter market in the U.S.  Our shares ceased trading on the NYSE in July 2008.

The annual high and low market prices for the five most recent Fiscal Years are as follows:

Toronto Stock Exchange
(Canadian Dollars)

Fiscal Year	High	Low

2005	5.88	1.94
2006	3.42	1.50
2007	3.35	2.21
2008	2.48	0.57
2009	1.02	0.22

Over-The-Counter Market
(U.S. Dollars)

Fiscal Year	High	Low

2005	N/A	N/A
2006	N/A	N/A
2007	N/A	N/A
2008	N/A	N/A
2009	0.77	0.17

New York Stock Exchange
(U.S. Dollars)

Fiscal Year	High	Low

2005	4.47	1.59
2006	2.95	1.22
2007	2.87	1.97
2008	2.22	0.56
2009	1.03	0.75

The high and low sales prices for each quarter of the last two Fiscal Years are as follows:

Toronto Stock Exchange
(Canadian Dollars)

	2009		2008
Fiscal Quarter	High	Low	High	Low

1st Quarter	1.01	0.76	2.48	1.79
2nd Quarter	1.02	0.50	1.90	1.33
3rd Quarter	0.51	0.25	1.39	0.65
4th Quarter	0.33	0.22	0.95	0.57

Over-The-Counter Market
(U.S. Dollars)

	2009		2008
Fiscal Quarter	High	Low	High	Low

1st Quarter	N/A	N/A	N/A	N/A
2nd Quarter	0.77	0.43	N/A	N/A
3rd Quarter	0.46	0.17	N/A	N/A
4th Quarter	0.27	0.18	N/A	N/A

New York Stock Exchange
(U.S. Dollars)

	2009		2008
Fiscal Quarter	High	Low	High	Low

1st Quarter	1.02	0.75	2.22	1.68
2nd Quarter	1.03	0.79	1.84	1.26
3rd Quarter	N/A	N/A	1.42	0.64
4th Quarter	N/A	N/A	0.91	0.56

The high and low market prices for each Fiscal month for the most recent six Fiscal months are as follows:

Toronto Stock Exchange
(Canadian Dollars)

Month	High	Low

December 2008	0.29	0.25
January 2009	0.33	0.26
February 2009	0.29	0.25
March 2009	0.25	0.22
April 2009	0.36	0.23
May 2009	0.54	0.38

Over-The-Counter Market
(U.S. Dollars)

Month	High	Low

December 2008	0.24	0.17
January 2009	0.27	0.20
February 2009	0.25	0.18
March 2009	0.21	0.18
April 2009	0.31	0.18
May 2009	0.48	0.32

B.	Plan of Distribution

Not applicable

C.	Markets

Our shares were first listed on the NYSE on May 18, 1981 and on The Toronto Stock Exchange on August 13, 1979.  Prior to September 7, 2001, the stock symbol of our shares was MLT. Effective September 7, 2001, the stock symbol of our shares was changed to ZL.  Since July 2008 our shares are no longer traded on the NYSE and are available in the United States through the over-the-counter market.

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

On June 25, 2007, Zarlink Semiconductor Inc. entered into an agreement and plan of merger by and among Zarlink Semiconductor Inc., ZLE Inc., Legerity Holdings, Inc., and Navigant Capital Advisors, LLC. See Exhibit 4.10 under Item 19 to the Fiscal 2009 Form 20-F.

To partially finance our acquisition of Legerity, we completed on July 30, 2007 a public offering of subscription receipts (the “Subscription Receipts”) in the aggregate principal amount of Cdn$75,000,000. The Subscription Receipts were automatically exchanged for convertible unsecured subordinated debentures (“Convertible Debentures”) on August 3, 2007, following the closing of our acquisition of Legerity. On August 30, 2007, the underwriters of the public offering exercised in part their over-allotment option and purchased additional Convertible Debentures in the aggregate principal amount of Cdn$3,750,000. The Convertible Debentures bear interest at 6% per annum and are due on September 30, 2012. The indenture governing the Convertible Debentures is incorporated by reference to this annual report. See Exhibit 4.11 under Item 19 to the Fiscal 2009 Form 20-F.

On February 29, 2008, Zarlink entered into a sale and purchase agreement with MHS, a subsidiary of MHS industries Group, to sell the assets of our Swindon foundry for one British pound. The assets sold consisted primarily of intellectual property and other intangible assets, and equipment. In addition, approximately 122 employees of the Swindon foundry transferred to MHS, as a result of this agreement. The transaction was completed on February 29, 2008. See Exhibit 4.12 under Item 19 to the Fiscal 2009 Form 20-F.

Refer to the section entitled “Executive Compensation – Employment Agreements” in our Management Proxy Circular for the Fiscal 2009 Annual Shareholders Meeting for information concerning executive employment contracts. Management considers all other contracts to which we are a party in the most recent two years to be in the ordinary course of business.

D.	Exchange Controls

There are no government laws, decrees or regulations in Canada that restrict the export or import of capital or, subject to the following sentence, which affect the remittance of dividends or other payments to nonresident holders of our common shares. However, any dividends paid to a common shareholder who is not a resident in Canada would generally be subject to Canadian withholding tax at the rate of 25% or such lower rate as may be provided under applicable tax treaties.  Under the Canada – United States tax treaty, the rate of withholding tax applicable to such dividends paid to a resident of the United States would generally be 15%. See Item 10E Taxation.

E.	Taxation

The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our common and preferred shares (“shares”) and no opinion or representation with respect to the Canadian or United States federal, state, provincial, local or other income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the federal, state, provincial, local and foreign tax consequences of purchasing, owning and disposing of Zarlink’s shares in respect of their own circumstances.

Material Canadian Federal Income Tax Considerations

The following section of the summary is applicable to a holder of shares, who, for the purposes of the Income Tax Act (Canada) and the regulations thereunder (“Tax Act”) and the Canada-United States Income Tax Convention (“Treaty”), at all relevant times: (i) is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act, (ii) is a resident of the United States for the purposes of the Treaty and is entitled to the full benefits of the Treaty, (iii) does not, and is not deemed to, use or hold the shares in, or in the course of, carrying on a business in Canada or as “designated insurance property”, (iv) holds the shares as capital property, (v) deals at arm’s length with Zarlink, (vi) is not affiliated with Zarlink, or with any person not dealing at arm’s length with Zarlink and (vii) is not an “authorized foreign bank” or a “registered non-resident insurer” (as each such term is defined in the Tax Act) (“U.S. Holder”).

This summary is based upon the current provisions of the Tax Act and the provisions of the Treaty in force as of the date of hereof, and upon counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”), all in effect as of the date hereof.  This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”) and assumes all Tax Proposals will be enacted substantially as proposed.  However, no assurance can be given that the Tax Proposals will be enacted as proposed, or at all.

Except for the Tax Proposals, this summary does not take into account or anticipate any changes in law or in the administrative or assessing policies of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

For purposes of the Tax Act, all amounts relevant in computing a U.S. Holder’s liability under the Tax Act must be computed in Canadian dollars. Amounts denominated in U.S. dollars (including adjusted cost base and proceeds of disposition) must be converted into Canadian dollars based on the prevailing exchange rate at the relevant time.

For a description of the U.S. Federal income tax consideration, see “Material United States Federal Income Tax Consequences”.

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

Disposition of Shares

A U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain (and will not be entitled to deduct any amount in respect of any capital loss) realized on the disposition or deemed disposition of the shares, unless, at the time of such disposition, (i) the shares constitute or is deemed to constitute “taxable Canadian property” (as defined in the Tax Act) and (ii) the shares are not “treaty-protected property” (as defined in the Tax Act).

Generally, shares of a corporation owned by a U.S. Holder will not be taxable Canadian property of the holder at a particular time provided that (i) the shares are listed on a designated stock exchange (which includes the TSX) at that time, (ii) neither the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with such persons owned 25% or more of the issued shares of any class or series of shares of the corporation within the 60-month period ending on the date of the disposition; and (iii) shares were not acquired in a transaction as a result of which the shares were deemed to be taxable Canadian property of the U.S. Holder under the Tax Act.

Even if the shares constitute, or is deemed to constitute, taxable Canadian property to the U.S. Holder, any capital gain arising on their disposition may be exempt from Canadian tax under the Treaty if they constitute “treaty-protected property”. The shares would generally be treaty-protected property unless the value of the shares of Zarlink at the time of disposition is derived principally from real property situated in Canada. U.S. Holders that dispose of shares that are taxable Canadian property to it, even if such shares are treaty-protected property, may be subject to additional Canadian tax compliance. Any such U.S. Holders should consult their own tax advisors in this respect.

Material United States Federal Income Tax Considerations

The following discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. In addition, this discussion does not cover any state, local or foreign tax consequences. The following is a discussion of United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of shares of Zarlink who holds such shares as capital assets. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as banks, mutual funds, regulated investment companies, retirement plans, dealers in securities or foreign currencies, traders in securities electing a mark-to-market accounting method, tax-exempt entities, insurance companies, entities that are classified as partnerships (i.e., pass-through entities) for United States federal income tax purposes, persons subject to the alternative minimum tax, persons that acquired the shares in connection with the exercise of employee stock options or otherwise as compensation for services, persons whose functional currency is not the U.S. dollar, persons that hold the shares as part of a hedge, straddle or conversion transaction, and persons that own (directly, indirectly, or constructively) 10% or more, by voting power or value, of the outstanding shares of Zarlink.

As used in this section, the term “U.S. Holder” means a beneficial owner of the shares of Zarlink that is (a) a citizen or an individual resident of the United States; (b) a corporation (or an entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States; (c) an estate the income of which is subject to United States federal income taxation regardless of its source; or (d) a trust which (i) is subject to the primary supervision of a court within the United States and the control of a United States fiduciary as described in Section 7701(a)(30)(E) of the Code; or (ii) has properly elected under applicable Treasury Regulations to be treated as a United States person.

Dividends

Except as otherwise discussed below under “Passive Foreign Investment Company Considerations,” U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income (but in the case of individuals, only if they itemize deductions). See “Foreign Tax Credit.”

To the extent that distributions exceed current or accumulated earnings and profits of Zarlink, they will be treated first as a return of capital up to the U.S. Holder’s adjusted tax basis in the shares (which adjusted tax basis must therefore be reduced) and thereafter as a gain from the sale or exchange of the shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. Moreover, “qualified dividends” received by U.S. Holders who are individuals, during tax years beginning before January 1, 2011, from any “qualified foreign corporation” are subject to a preferential tax rate, provided such individual U.S. Holder meets a certain holding period requirement. A “qualified foreign corporation” is generally any corporation formed in a foreign jurisdiction which has a comprehensive income tax treaty with the United States or, if not, the dividend is paid with respect to stock that is readily tradable on an established United States market. However, a “qualified foreign corporation” excludes a foreign corporation that is a passive foreign investment company for the year the dividend is paid or the previous year. Zarlink believes that it qualifies as a “qualified foreign corporation”. There are currently no preferential tax rates for a U.S. Holder that is a corporation.

In general, dividends paid on our shares will not be eligible for the same dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a dividends received deduction of the United States source portion of dividends received from Zarlink (unless Zarlink is a “passive foreign investment company” as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of Zarlink. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of shares of Zarlink may be entitled, at the election of the U.S. Holder, to either a tax credit or a deduction for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the limitation that the credit generally cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources and be separated into two categories of income: passive income and general income. In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of Zarlink may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by Zarlink under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective shareholders should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares

Except as otherwise discussed below under “Passive Foreign Investment Company Considerations,” a gain or loss realized on a sale of shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his or its adjusted tax basis in the shares. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Individual U.S. Holders may carry over unused capital losses to offset capital gains realized in subsequent years. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), any unused capital losses may only be carried back three and forward five years from the loss year to offset capital gains.

Passive Foreign Investment Company Considerations

If Zarlink is a “passive foreign investment company” or “PFIC” as defined in Section 1297 of the Code, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is “passive income”, which generally includes interest, dividends, certain rents and royalties, and gain from the sale or exchange of property that produces passive income, or (ii) the average percentage, by fair market value, of its assets that produce or are held for the production of “passive income” is 50% or more during the taxable year. Zarlink does not believe that it will be a PFIC for the current Fiscal Year or for future years. Whether Zarlink is a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of Zarlink’s income and assets, including cash. U.S. Holders should be aware, however, that if Zarlink becomes a PFIC, it may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat Zarlink as a “qualified electing fund” for purposes of one of the two alternative tax regimes applicable to a PFIC.

If Zarlink were to become a PFIC, special taxation rules under Section 1291 of the Code would generally apply to treat as ordinary income gains realized on the disposition of shares and certain “excess distributions” as defined in Section 1291(b) of the Code, plus impose an interest charge.  Alternatively, if U.S. Holders were able to treat Zarlink as a qualified electing fund, U.S. Holders would generally treat any gain realized on the disposition of shares as capital gain and may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on their share of Zarlink’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  U.S. Holders or potential shareholders should consult their own tax advisor concerning the impact of these rules on their investment in Zarlink.

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

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle such holder to a refund provided that the required information is timely furnished to the Internal Revenue Service.

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

We use forward contracts and foreign currency options to reduce the exposure to foreign exchange risk on operating cash flows.  Our most significant foreign exchange exposures relate to the British pound, the Canadian dollar, and the Swedish krona.  As at March 27, 2009, we had no forward contracts or foreign currency options outstanding.  We expect to continue to use these methods of reducing our exposure to foreign exchange risk in future periods.

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

Our long-term debt - convertible debentures bears a fixed 6% interest rate for the life of the debt; therefore we are not exposed to any interest rate risk on this debt. On the other hand, because our convertible debentures are denominated in Canadian dollars, while our functional currency is the U.S. dollar, we are required to revalue these debentures into U.S. dollars at the period-end market rate.  As a result of this revaluation, we incur non-cash foreign currency gains or losses.  A five percentage point change in the Cdn/U.S. exchange rate will have a non-cash foreign exchange impact of approximately $2.9 to our earnings in a given Fiscal period.

Based on a sensitivity analysis performed on the financial instruments held at March 27, 2009, that are sensitive to changes in interest rates, the impact to the fair value of our cash equivalents and short-term investments portfolio by an immediate hypothetical parallel shift in the yield curve of plus or minus 50, 100 or 150 basis points would result in an insignificant decline or increase in portfolio value.

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

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15 Controls and Procedures

Disclosure Controls and Procedures

Our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 27, 2009. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 27, 2009.

Management’s Annual Report on Internal Control over Financial Reporting

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

Management assessed the effectiveness of the our internal control over financial reporting (ICFR) as of March 27, 2009, based on the criteria set forth in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of March 27, 2009, our internal control over financial reporting is effective.

Our independent registered public accounting firm, Deloitte & Touche LLP, independently audited the financial statements included in this annual report containing the disclosure required by this Item and has assessed the effectiveness of the Company’s internal control over financial reporting. Deloitte and Touche LLP has issued an unqualified attestation report on the Company's internal control over financial reporting which is included in Item 18 of this Form 20-F.

Changes in internal control over financial reporting

In conjunction with our review and evaluation of our internal control over financial reporting during the year ended March 27, 2009, we implemented measures to improve our internal control over financial reporting in various processes.  Our management has assessed that, while these changes were an improvement to our control activities, there have not been any changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the year ended March 27, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management continues to monitor our business processes, and expects that we will continue to make improvements to its processes and controls in upcoming periods, in efforts to improve process efficiency and effectively utilize our resources.

Item 16A Audit committee financial expert

Information concerning the audit committee financial expert is incorporated by reference from the information set forth in the section entitled “Audit Committee Disclosure” in our Management Proxy Circular for the Fiscal 2009 Annual Shareholders Meeting.

Item 16B Code of Ethics

Information concerning the code of ethics is incorporated by reference from the information set forth in the section entitled “Statement of Corporate Governance Practices” and “Schedule A – Statement of Corporate Governance Practices” in our Management Proxy Circular for the Fiscal 2009 Annual Shareholders Meeting. Information concerning our code of ethics is also available on our website at http://www.zarlink.com/zarlink/hs/5080.htm.

Item 16C Principal Accountant Fees and Services

The information concerning principal accountant fees and services is incorporated by reference from the information set forth in the section entitled “Audit and Other Fees” in our Management Proxy Circular for the Fiscal 2009 Annual Shareholders Meeting.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Information with respect to our purchases of common shares during Fiscal 2009 follows:
	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares That May Yet Be Purchased Under the Program (2)
Fiscal Month/Year
April 2008 (04/29/08 - 05/2/08)	-	-	-	12,272,384
May 2008 (05/03/08 - 05/30/08)	-	-	-	12,272,384
June 2008 (05/31/08 - 06/27/08)	900,000	$0.93	900,000	11,372,384
July 2008 (06/28/08 - 08/1/08)	1,020,000	$0.92	1,020,000	10,352,384
August 2008 (08/02/08 - 08/29/08)	-	-	-	10,352,384
September 2008 (08/30/08 - 09/26/08)	-	-	-	10,352,384
October 2008 (09/27/08 - 10/31/08)	-	-	-	10,352,384
November 2008 (11/01/08 - 11/28/08)	3,000,000	$0.30	3,000,000	7,352,384
December 2008 (11/29/08 - 12/26/08)	-	-	-	7,352,384
January 2009 (12/27/08 - 01/30/09)	-	-	-	7,352,384
February 2009 (01/31/09 - 02/27/09)	-	-	-	7,352,384
March 2009 (02/28/09 - 03/27/09)	-	-	-	7,352,384

(1)
The common share repurchases made in Fiscal 2009 were made on the Toronto Stock Exchange (“TSX”) as part of a normal course issuer bid (“NCIB”). During Fiscal 2009, 4,920,000 common shares, with an aggregate purchase price of $2.7, were repurchased and cancelled.

(2)
The share buy-back program which was approved by our Board of Directors on May 20, 2008, allowed us to purchase up to 12,272,384, of the issued and outstanding shares of the Company during a twelve month period starting on May 26, 2008. The NCIB did not commit us to make any share repurchases. Purchases were made on the TSX at prevailing open market prices and paid out of general corporate funds. We cancelled all shares repurchased under the common share repurchase program.

On May 27, 2009, the TSX approved the recommencement of the Company’s common share buy-back program authorizing the Company to repurchase up to 11,971,633 common shares, or about 10% of its public float as of May 25, 2009.  The bid does not commit the Company to make any share repurchases.

Item 16F Change in Registrant’s Certifying Accountant

Not applicable

Item 16G Corporate Governance

Not applicable

PART III

Item 17 Financial Statements

Not applicable

Item 18 Financial Statements

The following financial statements and supplementary data have been filed as part of this Annual Report:

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Zarlink Semiconductor Inc.

We have audited the accompanying consolidated balance sheets of Zarlink Semiconductor Inc. and subsidiaries (the “Company”) as at March 27, 2009 and March 28, 2008, and the related consolidated statements of income (loss), shareholders' equity and cash flows for the years ended March 27, 2009 and March 28, 2008.  Our audits also included the financial statement schedule titled Valuation and Qualifying Accounts listed in the Index at Item 18 on Form 20-F.  These financial statements and financial statement schedule are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Zarlink Semiconductor Inc. and subsidiaries as at March 27, 2009 and March 28, 2008 and the results of their operations and their cash flows for the years ended March 27, 2009 and March 28, 2008 in accordance with accounting principles generally accepted in the United States of America.  Also, in our opinion, the financial statement schedule titled Valuation and Qualifying Accounts listed in the Index at Item 18 on Form 20-F, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The consolidated financial statements as at March 30, 2007 and for the year ended March 30, 2007 were audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) by other auditors who expressed an opinion without reservation on those statements in their report dated June 6, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 27, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 29, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Ottawa, Canada
May 29, 2009

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 15 to the financial statements.  Our report to the Board of Directors and Shareholders of Zarlink Semiconductor Inc., dated May 29, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Ottawa, Canada
May 29, 2009

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Zarlink Semiconductor Inc.

We have audited the internal control over financial reporting of Zarlink Semiconductor Inc. and subsidiaries (the “Company”) as of March 27, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting listed in the Index at Item 15 on Form 20-F.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 27, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule listed in the Index at Item 18 on Form 20-F as of and for the years ended March 27, 2009 and March 28, 2008 of the Company and our report dated May 29, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Ottawa, Canada
May 29, 2009

Report of Independent Registered Public Accounting Firm

To the Shareholders of Zarlink Semiconductor Inc.:

We have audited the accompanying consolidated balance sheets of Zarlink Semiconductor Inc. as at March 30, 2007 and the related consolidated statements of shareholders’ equity, income (loss), and cash flows for the year ended March 30, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zarlink Semiconductor Inc. as at March 30, 2007 and the results of its operations and its cash flows for the one year period ended March 30, 2007, in conformity with United States generally accepted accounting principles.

Ottawa, Canada                                                                   /s/ Ernst & Young LLP
June 6, 2007                                                                     Licensed Public Accountants

Zarlink Semiconductor Inc.
(Incorporated under the laws of Canada)
CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars, except share amounts, U.S. GAAP)

	March 27,	March 28,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$45.0	$42.4
Short-term investments	-	0.2
Restricted cash and cash equivalents	13.1	17.3
Trade accounts receivable – less allowance for doubtful accounts of $Nil (March 28, 2008 - $Nil)	24.6	23.4
Other accounts receivable – less allowance for doubtful accounts of $0.6 (March 28, 2008 - $0.3)	4.3	10.0
Inventories	27.8	28.8
Prepaid expenses and other	2.7	8.2
Deferred tax assets	-	1.3
Current assets held for sale	1.9	3.1
	119.4	134.7
Fixed assets – net	12.5	14.7
Deferred income tax assets – net	5.8	7.5
Goodwill	-	46.9
Intangible assets – net	49.1	56.5
Other assets	2.7	3.6
	$189.5	$263.9
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$12.0	$13.3
Employee-related payables	9.5	12.7
Income and other taxes payable	0.5	0.4
Current portion of provisions for exit activities	3.6	3.5
Other accrued liabilities	6.5	9.6
Deferred credits	0.9	0.6
Deferred income tax liabilities – current portion	-	0.1
	33.0	40.2

Long-term debt – convertible debentures	57.2	77.4
Long-term portion of provisions for exit activities	0.2	0.4
Pension liabilities	14.7	19.9
Deferred income tax liabilities – long-term portion	-	0.2
Long-term accrued income taxes	2.4	10.9
Other long-term liabilities	0.8	0.8
	108.3	149.8
Redeemable preferred shares, unlimited shares authorized; non-voting; 1,059,200 shares issued and outstanding (2008 – 1,148,800)	13.6	14.7

Commitments and contingencies (Notes 19, 20 and 21)

Shareholders’ equity:
Common shares, unlimited shares authorized; no par value; 122,425,682 shares issued and outstanding (2008 – 127,345,682)	738.8	768.5
Additional paid-in capital	34.0	5.1
Deficit	(669.9)	(638.4)
Accumulated other comprehensive loss	(35.3)	(35.8)
	67.6	99.4
	$189.5	$263.9

/s/ Kirk K. Mandy	/s/ Hubert T. Lacroix
(Kirk K. Mandy)	(Hubert T. Lacroix)
President and Chief Executive Officer	Director

(See accompanying notes to the consolidated financial statements)

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of U.S. dollars, U.S. GAAP)

	Common Shares
	Number (millions)	Amount	Additional Paid in Capital	Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance, March 31, 2006	127.3	$ 768.5	$ 1.7	$ (599.9)	$ (34.7)	$ 135.6
Cumulative effect of adjustments from the adoption of SAB 108	-	-	1.3	(1.3)	-	-
Adjusted balance, March 31, 2006	127.3	$ 768.5	$ 3.0	$ (601.2)	$ (34.7)	$ 135.6
Net income (loss)	-	-	-	15.8	-	15.8
Minimum pension liability	-	-	-	-	0.4	0.4
Comprehensive income (loss)						16.2
Stock compensation expense	-	-	1.4	-	-	1.4
Redemption of preferred shares	-	-	(0.1)	-	-	(0.1)
Preferred share dividends	-	-	-	(2.2)	-	(2.2)
Balance, March 30, 2007	127.3	$ 768.5	$ 4.3	$ (587.6)	$ (34.3)	$ 150.9
Net income (loss)	-	-	-	(48.4)	-	(48.4)
Minimum pension liability	-	-	-	-	(1.5)	(1.5)
Comprehensive income (loss)						(49.9)
Stock compensation expense	-	-	2.0	-	-	2.0
Redemption of preferred shares	-	-	(1.2)	-	-	(1.2)
Preferred share dividends	-	-	-	(2.4)	-	(2.4)
Balance, March 28, 2008	127.3	$ 768.5	$ 5.1	$ (638.4)	$ (35.8)	$ 99.4
Net income (loss)	-	-	-	(29.6)	-	(29.6)
Currency translation adjustment gain on wind up of subsidiary	-	-	-	-	(0.2)	(0.2)
Foreign currency translation adjustments					(0.2)	(0.2)
Minimum pension liability	-	-	-	-	0.9	0.9
Comprehensive income (loss)						(29.1)
Stock compensation expense	-	-	2.1	-	-	2.1
Redemption of preferred shares	-	-	(0.2)	-	-	(0.2)
Preferred share dividends	-	-	-	(1.9)	-	(1.9)
Repurchase of common shares	(4.9)	(29.7)	27.0	-	-	(2.7)
Balance, March 27, 2009	122.4	$738.8	$34.0	$ (669.9)	$ (35.3)	$ 67.6

(See accompanying notes to the consolidated financial statements)

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(In millions of U.S. dollars, except per share amounts, U.S. GAAP)
	Years Ended
	March 27,	March 28,	March 30,
	2009	2008	2007

Revenue	$227.2	$183.6	$142.6

Cost of revenue	118.2	100.5	68.2
Gross margin	109.0	83.1	74.4

Expenses:
Research and development	46.0	47.7	32.7
Selling and administrative	50.7	55.8	37.3
Contract impairment and other	0.2	4.1	1.1
Amortization of intangible assets	7.4	5.0	0.3
Goodwill impairment	46.9	-	-
Acquired in-process R&D	-	20.3	-
Loss (gain) on sale of business and foundry	(1.0)	17.5	(4.1)
Impairment of current asset	3.0	-	-
Loss (gain) on sale of assets	(0.9)	(2.3)	-
Impairment of asset held for sale	1.2	-	-
	153.5	148.1	67.3
Operating income (loss)	(44.5)	(65.0)	7.1

Gain on repurchase of long-term debt	3.6	-	-
Amortization of debt issue costs	(0.7)	(0.5)	-
Gain on sale of Mitel investment	-	12.9	-
Gain on insurance settlement	-	5.5	-
Interest income	1.2	3.5	5.4
Interest expense	(4.1)	(3.1)	-
Foreign exchange gain (loss)	14.0	(1.5)	0.1

Net Income (loss) before income taxes	(30.5)	(48.2)	12.6

Income tax recovery (expense)	0.9	(0.2)	3.2

Net income (loss)	$ (29.6)	$ (48.4)	$ 15.8

Net income (loss) attributable to common shareholders after preferred share dividends and premiums on preferred share repurchases	$ (31.7)	$ (52.0)	$ 13.5

Net income (loss) per common share:
Basic and diluted	$ (0.25)	$ (0.41)	$ 0.11
Weighted average number of common shares outstanding (millions):
Basic	124.8	127.3	127.3
Diluted	124.8	127.3	127.4

(See accompanying notes to the consolidated financial statements)

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of U.S. dollars, U.S. GAAP)
	Years Ended
	March 27,	March 28,	March 30,
	2009	2008	2007
CASH PROVIDED BY (USED IN)
Operating activities:
Net income (loss)	$ (29.6)	$ (48.4)	$15.8
Depreciation of fixed assets	4.7	5.7	5.0
Amortization of other assets	8.1	5.6	0.3
Goodwill impairment	46.9	-	-
Stock compensation expense	2.1	2.0	1.4
Deferred income taxes	2.8	3.4	(1.4)
Other non-cash changes in operating activities	(12.8)	24.7	(4.5)
Gain on insurance settlement	-	(5.5)	-
Proceeds from insurance	-	14.1	-
Flood related expenditures	-	(10.9)	-
Contract impairment and other	-	4.2	-
Increase in working capital	(6.8)	(7.0)	(11.8)
Total	15.4	(12.1)	4.8
Investing activities:
Acquisition of business, net of cash received	-	(136.0)	(7.1)
Purchased short-term investments	-	-	(3.3)
Matured short-term investments	0.2	3.3	24.6
Expenditures for fixed assets	(3.6)	(7.6)	(2.1)
Proceeds from sale of fixed assets	1.0	2.7	0.1
Proceeds from sale of investment	-	12.9	-
Proceeds from sale of business	1.0	0.6	4.7
Payment for sale of foundry	-	(3.6)	-
Proceeds from insurance for fixed assets	-	4.5	-
Total	(1.4)	(123.2)	16.9
Financing activities:
Issuance of long-term debt	-	74.5	-
Repurchase of long-term debt	(2.6)	-	(0.1)
Debt issue costs	-	(3.7)	-
Decrease (increase) in restricted cash and cash equivalents	(0.5)	(0.3)	0.7
Payment of dividends on preferred shares	(1.9)	(2.4)	(2.2)
Repurchase of preferred shares	(1.4)	(2.6)	(0.1)
Repurchase of common shares	(2.7)	-	-
Total	(9.1)	65.5	(1.7)
Effect of currency translation on cash	(2.3)	0.9	0.6
Increase (decrease) in cash and cash equivalents	2.6	(68.9)	20.6
Cash and cash equivalents, beginning of year	42.4	111.3	90.7
Cash and cash equivalents, end of year	$45.0	$42.4	$111.3

(See accompanying notes to the consolidated financial statements)

ZARLINK SEMICONDUCTOR INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In millions of U.S. dollars, except per share amounts, U.S. GAAP)

1.	NATURE OF OPERATIONS

Zarlink is an international semiconductor product supplier.  The Company’s principal business activities comprise the design, manufacture and distribution of microelectronic components for the communications, medical and optical industry.  The principal markets for the Company’s products are the Asia Pacific region, Europe and the United States.

The Company has aggregated its operating segments under the criteria set forth in FASB Statement (“FAS”) No. 131, and is viewed as a single reporting segment, thus no business segment information is being disclosed.

2.	ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  Areas where management uses subjective judgment include, but are not limited to, business combinations, revenue, inventory valuation and cost, impairment of goodwill and other long-lived assets, restructuring charges, deferred income taxes, pension liabilities, stock based compensation, warranties, allowance for doubtful accounts and commitments and contingencies.  Actual results could differ from those estimates and such differences may be material.

(A)	FISCAL YEAR END

The Company’s Fiscal Year end is the last Friday in March. For Fiscal 2009, the Company’s year-end was March 27, 2009, reflecting a fifty-two week year with four thirteen-week quarters.  For Fiscal 2008, the Company’s year-end was March 28, 2008, reflecting a fifty-two week year with four thirteen-week quarters. For Fiscal 2007, the year-end was March 30, 2007, resulting in a fifty-two week year with four thirteen-week quarters.

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

Fixed assets are initially recorded at cost, net of related research and development and other government assistance. Acquired intangible assets are initially recorded at cost. Management assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset groups may not be recoverable.  In assessing the impairment, the Company compares projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful life against their carrying amounts. If projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on expected discounted cash flows. Changes in the estimates and assumptions used in assessing projected cash flows could materially affect the results of management’s evaluation.

Depreciation and amortization is provided on the basis and at the rates set out below:

Assets	Basis	Rate
Buildings	Straight-line	2 – 4%
Equipment	Straight-line	10 – 50%
Leasehold improvements	Straight-line	lease term
Acquired intangibles	Straight-line	10 – 33.3%

(G)	GOODWILL

Goodwill is recorded as the excess of the purchase price of acquisitions over the fair value of the net identifiable assets acquired. Goodwill is not amortized, but is assessed for impairment annually or more frequently if circumstances indicate that goodwill might be impaired. Goodwill is assessed for impairment at the reporting unit level. The Company performs its annual goodwill impairment test at the reporting unit level, in accordance with guidance, at the end of the fourth quarter of each Fiscal Year.

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

Prior to March 29, 2003, the financial statements of the foreign subsidiaries, excluding those discussed above, were measured using the local currency as the functional currency. Translation gains and losses were recorded in the cumulative translation account within accumulated other comprehensive loss included in Shareholders’ equity. The balances included in the cumulative translation account on transition will remain until either the sale or dissolution of these subsidiaries.  See also Note 18.

In Fiscal 2008 the Company acquired certain foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, the financial statements of these subsidiaries are measured using the local currency and translated using the period-end balance sheet rate and the average rate for the Statement of Income (Loss). Any translation gains and losses are recorded in the cumulative translation account within accumulated other comprehensive loss included in Shareholders’ equity using the period-end balance sheet rate.

(I)	DERIVATIVE FINANCIAL INSTRUMENTS

The Company recognizes and discloses its derivative financial instruments in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 133 (“FAS 133”), Accounting for Derivative Instruments and Hedging Activities, as amended by FASB Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FASB Statement No. 133, and Statement No. 149 (“FAS 149”), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The standards require that all derivative financial instruments be recorded on the Company’s consolidated balance sheets at fair value.  They also provide criteria for designation and effectiveness of hedging relationships.

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

Derivative instruments are carried on the Company’s balance sheet at fair value, and are reflected in prepaid expenses and other or other accrued liabilities. If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in net income (loss). If the derivative is designated as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in Other Comprehensive Income (“OCI”) and are recognized in net income (loss) against the hedged item when that hedged item affects net income (loss).  If the derivative is not designated as part of a hedging relationship, or the designation is terminated, changes in the fair value of the derivative are recognized in net income (loss) immediately with in the foreign exchange line item of the Statement of Income (Loss).

(J)	COMPREHENSIVE INCOME

The Company records the impact of unrealized net derivative gains or losses on cash flow hedges, changes in foreign exchange related to subsidiaries with a functional currency other than the U.S. dollar and changes in minimum pension liabilities, as components of comprehensive income, in accordance with Statement of Financial Accounting Standards No. 130 Reporting Comprehensive Income (“FAS 130”) and No. 158 Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (“FAS 158”).

(K)	REVENUE RECOGNITION

The Company recognizes revenue from the sale of semiconductor products, which are primarily specialized products that are proprietary in design and used by multiple customers.  Customer acceptance provisions for performance requirements are generally based on seller-specified criteria, and are demonstrated prior to shipment.

The Company generates revenue through direct sales and sales to distributors. In accordance with Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) 104, Revenue Recognition, the Company recognizes product revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) transfer of title has occurred, (iii) the price to the customer is fixed or determinable, and (iv) collection of the resulting receivable is reasonably assured.

In addition, the Company has agreements with its distributors that cover three sales programs; specifically ship and debit claims, which relate to pricing adjustments based upon distributor resale, stock rotation claims, which relate to certain stock return rights earned against sales, and sales rebates, which relates to refunds on certain products purchased.  The Company accrues for these programs as a reduction of revenue at the time of shipment, based on historical sales returns, analysis of credit memo data, and other factors known at the time.  Distributor sales are recognized as revenue at the time of shipment in accordance with FAS 48, Revenue Recognition When Right of Return Exists, because of the following:

i)	The Company’s price to the buyer is substantially fixed or determinable at the date of sale;

ii)	The distributor is obligated to pay the Company, and the obligation is not contingent on resale of the product;

iii)	The distributor’s obligation to the Company would not be changed in the event of theft or physical destruction or damage of the product;

iv)	The distributor has economic substance apart from that provided by the Company;

v)	The Company does not have significant obligations for future performance to directly bring about resale of the product by the distributor; and

vi)	The amount of future returns can be reasonably estimated.

The Company records all revenue net of all sales and related taxes, in accordance with Emerging Issues Task Force Issue No. 06-3 (“EITF 06-03”), How Taxes Collected from Customers and Remitted to Governmental Authorities should be Presented in the Income Statement.

(L)	INCOME TAXES

Income taxes are accounted for using the liability method of accounting for income taxes.  Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.  Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  Deferred income tax assets are recognized only to the extent, in the opinion of management, it is more likely than not that the deferred income tax assets will be realized in the future. The Company records certain tax liabilities or benefits based on the guidance in FIN 48. FIN 48 requires companies to determine the likely outcome of uncertain tax positions (“UTP’s”) and record this amount as an expense or recovery during the year in which UTP’s are identified. It also requires companies to identify specifically where interest and penalties associated with these UTP’s are recorded. Consistent with prior years, interest and penalties associated with UTP’s taken by the Company are charged to income tax expense.

Management periodically reviews the Company’s provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable.  When management performs its quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on the Company’s financial position and results of operations.

(M)	RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to earnings in the periods in which they are incurred. Government assistance and non-recurring engineering reimbursements are reflected as a reduction of research and development costs in the period that the expenses were incurred or the milestones were met.  Purchased in-process research and development is expensed at the time of acquisition.  Related investment tax credits are deducted from income tax expense.

(N)	GOVERNMENT ASSISTANCE

The Company accounts for government grants by recognizing the benefit as a reduction in the related expense or cost of the fixed asset in the period incurred when there is reasonable assurance that the grant will be received.

(O)	STOCK-BASED COMPENSATION

Effective April 1, 2006, the Company adopted FAS 123R, Share-Based Payment. FAS 123R requires that stock-based awards to employees be recorded at fair value. The fair value of the Company’s stock-based awards to employees was estimated using the Black-Scholes-Merton option pricing model. Prior to adoption of FAS 123R, the Company used the intrinsic value method of accounting for stock-based awards under the provisions of the Accounting Principles Board Opinion (“APB”) 25, Accounting for Stock Issued to Employees. Under the intrinsic value method, fixed stock compensation expense is recorded in instances where the option exercise price is set lower than the market price of the underlying stock at the date of grant. Fixed stock compensation cost is amortized to expense over the vesting period of the underlying option award.

Stock compensation expense has also been recorded in circumstances where the terms of a previously fixed stock option were modified. Previous stock option modifications have included the extension of option lives for terminated employees and changes in vesting periods. The estimated fair value of the options is amortized to expense over the requisite service period of the awards.

In adopting FAS 123R, the Company has estimated the fair value of its stock-based awards to employees using the Black-Scholes-Merton option-pricing model. This model considers, among other factors, share prices, option prices, share price volatility, the risk-free interest rate, and expected option lives. In addition, FAS 123R requires that the Company estimate the number of stock options which will be forfeited. Expected share price volatility is estimated using historical data on volatility of the Company’s stock. Expected option lives and forfeiture rates are estimated using historical data on employee exercise patterns. The risk-free interest rate is based on the yield of government bonds at the time of calculating the expense and for the period of the expected option life. When options are exercised the Company issues shares from treasury.

(P)	DEBT ISSUE COSTS

The costs related to the issuance of debt are capitalized and amortized to expense using the straight-line method over the lives of the related debt.  The straight-line method results in amortization that is not materially different from that calculated under the effective interest method.

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

In December 2008, the FASB issued FASB Staff Position (“FSP”) No. 132(R)-1, Employers Disclosures about Postretirement Benefit Plan Assets (“FSP 132”), which provides additional guidance on employers' disclosures about plan assets of a defined benefit pension or other postretirement plan. This interpretation is effective for financial statements issued for Fiscal Years ending after December 15, 2009. The Company is required to adopt FSP 132 Fiscal 2010. The adoption of this interpretation will increase the disclosures in the financial statements related to the assets of the Company’s defined benefit pension plans.

In May 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”), which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with U.S. GAAP. FAS 162 is effective 60 days following the Securities Exchange Commission approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with GAAP. The Company does not expect the adoption of FAS 162 to have an impact on the Company’s consolidated financial position, results of operations or cash flows.

In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The Company is required to adopt FSP 142-3 in the first quarter of Fiscal 2010. The requirements of FSP 142-3 are to be applied prospectively to intangible assets acquired after the effective date. As a result, the Company does not expect the adoption of FSP 142-3 to have a material impact on its financial position or results of operations.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures About Derivative Instruments and Hedging Activities (“FAS 161”). The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. The Company is required to adopt FAS 161 in the first quarter of Fiscal 2010. The Company does not expect the adoption of FAS 161 to have a material impact on its financial disclosure.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements.  In February 2008, the FASB amended FAS 157 by issuing FSP 157-1,  Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP 157-1”). In February 2008, the FASB also issued FSP 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”).  FSP 157-1 amends FAS 157 to exclude fair value requirements on leases.  FSP 157-2 delays the effective date of FAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to Fiscal Years beginning after November 15, 2008.  The Company adopted certain provisions of FAS 157, effective March 29, 2008 (see also Note 3). As a result of the amendments of FSP 157-1 and FSP 157-2, the Company has not assessed the fair value impact on its goodwill, intangible assets, provision for exit activities and leases. The Company is currently evaluating the effect that the adoption of the provisions deferred by FSP 157-1 and FSP 157-2 will have on its financial position and results of operations.

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 (“FAS 159”). FAS 159 permits entities to elect to measure many financial instruments and certain other items at fair value. In the first quarter of Fiscal 2009, the Company adopted FAS 159 but did not elect the fair value option for any assets or liabilities which were not previously carried at fair value. Accordingly, the adoption of FAS 159 had no impact on the Company’s consolidated financial statements.

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 07-3, Accounting for Advance Payments for Goods or Services Received for Use in Future Research and Development Activities (“EITF 07-3”). EITF 07-3 indicates that non-refundable advance payments for future R&D activities should be deferred and capitalized until the goods have been delivered (assuming the goods have no alternative future use) or the related services have been performed. EITF 07-3 also indicates that companies should assess deferred R&D costs for recoverability. Companies are required to adopt EITF 07-3 for new contracts entered into in Fiscal Years beginning after December 15, 2007. Earlier application is not permitted. The Company adopted EITF 07-3 in the first quarter of Fiscal 2009. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (“FAS 141(R)”). This statement significantly changes the accounting for acquisitions, both at the acquisition date and in subsequent periods; however, certain requirements of the statement regarding income taxes will impact the disclosure and accounting of our previously completed acquisitions. FAS 141(R) is effective for public companies for Fiscal Years beginning on or after December 15, 2008. FAS 141(R) will be applied prospectively and early adoption is prohibited. The Company is required to adopt FAS 141(R) in the first quarter of Fiscal 2010. After the effective date of FAS 141(R), the Company may be required to make an adjustment to income tax expense for changes in the valuation allowance for acquired deferred tax assets and to recognize changes in the acquired income tax positions in accordance with FASB Interpretation No. 48 (“FIN 48”). Previously, these amounts would be charged to goodwill or other intangible assets.  Since we are not able to determine the amount of acquired deferred tax assets which will be utilized in the future, we are unable to quantify the tax impact of this standard.  With the exception of the change related to the tax implications of FAS 141(R) the Company does not expect the adoption of FAS 141(R) to have any other material impact on its financial position or results of operations.

In April 2009, FASB issued FSP No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that arise from Contingencies.  This FSP amends and clarifies FASB Statement No. 141 (revised 2007), Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  We do not expect the adoption of FSP 141(R)-1 to have additional impact on our financial position or results of operations beyond the impact discussed under FAS 141(R).

3.	FINANCIAL INSTRUMENTS

(A)	FAIR VALUE MEASUREMENTS

The Company adopted FAS 157 as of March 29, 2008. FAS 157 applies to certain assets and liabilities that are being measured and reported on a fair value basis. FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that financial assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

Assets/Liabilities Measured at Fair Value on a Recurring Basis

	Fair Value Measurement at Reporting Date
	Quoted Prices in Active Markets for Identical Instruments	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total Balance

Assets
Restricted cash	$13.1	-	-	$13.1
	$13.1	$-	$-	$13.1

The Company's financial instruments include cash and cash equivalents, short-term investments, restricted cash and cash equivalents, trade and other accounts receivable, trade accounts payable, other accrued liabilities, foreign exchange forward and option contracts (“foreign exchange contracts”), preferred shares and long-term debt.  Due to the short-term maturity of cash and cash equivalents, short-term investments, restricted cash and cash equivalents, trade and other accounts receivable, trade accounts payable and other accrued liabilities, the carrying values of these instruments are reasonable estimates of their fair value.  The fair value of the foreign exchange contracts reflect the estimated amount that the Company would receive or would have been required to pay if forced to settle all outstanding contracts at period-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company's future earnings or cash flows.  The fair value of all the Company’s financial instruments approximates their carrying value with the exception of the long-term debt and preferred shares.

Fair value of financial instruments not accounted for at fair value but that are traded in active markets are as follows:

	Carrying Value	Fair Value
Long-term debt – convertible debentures	$57.2	$25.7
Redeemable preferred shares	13.6	9.0

See also Note 12 and Note 16  for additional disclosure on these balance sheet items.

(B)	DERIVATIVE FINANCIAL INSTRUMENTS

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

The notional amounts for forward and option contracts represent the U.S. dollar equivalent of an amount exchanged. During Fiscal 2009, the Company entered into $6.7 and $9.4 (2008 - $12.7 and $18.2) of simultaneous purchases and sales of British pound options, respectively. At March 27, 2009, the Company had $Nil options outstanding. The options are marked to market at the end of each reporting period based on the prevailing balance sheet exchange rate. At the end of Fiscal 2009, $Nil (2008 - $0.2) unrealized gains (losses) have been recognized in earnings.

During Fiscal 2009, the monthly average notional amounts of the forward contracts in U.S. dollars were: Swedish krona $1.2 (2008 - $0.4).

During Fiscal 2009, the monthly average notional amounts in U.S. dollars of the options purchased were $3.1 (2008 - $2.9) and of the options sold were $4.3 (2008 - $4.1).

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

The Company has one major customer, a distributor, as described in Note 22. Accounts receivable from this customer as at March 27, 2009, were $5.6 (2008 - $4.8). The Company believes that the concentration of credit risk resulting from accounts receivables owing from this major customer is substantially mitigated by the Company’s credit evaluation process, relatively short collection periods, and the global orientation of the Company’s sales.

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

The Company has a credit facility of $1.2 (U.S. $Nil and Cdn$1.5 million), available for letters of credit.  At March 27, 2009, $1.1 (2008 – $1.5) in letters of credit were outstanding against this credit facility. Accordingly, the Company had an unused facility of $0.1 (2008 - $Nil) available for letters of credit. As at March 27, 2009, cash and cash equivalents of $1.1 (2008 - $1.5) were hypothecated under the Company’s revolving global credit facility to cover certain outstanding letters of credit.

4.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As at March 27, 2009, the Company had $13.1 (2008 – $17.3) recorded as restricted cash, which was pledged as security toward the Company’s Swedish pension liability (See also Note 14).  The Company has voluntarily restricted this cash as an alternative to letters of credit to guarantee this pension liability.

5.	INVENTORIES

	2009	2008
Raw materials	$ 2.6	$ 2.0
Work-in-process	16.9	16.8
Finished goods	8.3	10.0
	$27.8	$28.8

6.	FIXED ASSETS

	2009	2008
Cost:
Land	$ 0.5	$ 0.5
Buildings	9.1	9.1
Leasehold improvements	4.3	4.4
Equipment	45.8	59.5
	59.7	73.5
Less accumulated depreciation:
Buildings	7.8	7.6
Leasehold improvements	3.1	2.7
Equipment	36.3	48.5
	47.2	58.8
	$12.5	$14.7

7.	IMPAIRMENT OF ASSETS HELD FOR SALE

	2009	2008

Fixed assets	$1.9	$3.1
	$1.9	$3.1

During Fiscal 2006, the Company sold the assets of its RF (radio frequency) Front-End Consumer Business. Following this sale, the Company undertook actions to consolidate its office facilities in the U.K. In Fiscal 2007, certain of the land and buildings in the Company’s U.K. facilities met the criteria to be classified as assets held for sale pursuant to FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. As a result of the current economic slowdown and weakening real estate markets in the U.K, the Company determined that the fair value of the asset no longer exceeded the carrying value of the assets; therefore the Company recognized an impairment of $1.2 on this asset in the third quarter of Fiscal 2009. The asset continues to be classified as current asset held for sale.

8.	ACQUISITION OF BUSINESS

 Legerity Acquisition

On August 3, 2007, the Company acquired Legerity for $137.3 of cash, including $2.8 of direct transaction costs.  The Company has accounted for the acquisition by using purchase accounting.  The Company’s consolidated statement of income (loss) for Fiscal 2008 includes results of operations of the acquired business subsequent to the acquisition date.  The acquisition has increased the Company’s presence in the voice-over-packet market. Both companies design complementary technologies that enable high-quality voice services, and the acquisition is expected to result in increased economies of scale, and enable the Company to have a broader offering of products and services with which to engage customers.

The purchase price was allocated as follows:

Current assets	$22.7
Goodwill	43.1
Intangible assets	60.0
Long term assets	3.8

Current liabilities	(11.0)
Long term liabilities	(1.6)
Acquired in-process R&D	20.3
Total purchase price	$137.3

Tangible assets and liabilities were recorded at fair value. Intangible assets were identified and valued through an analysis of data provided by Legerity and the Company concerning revenue, earnings, and cash flow projections, customers and attrition factors, use of technologies, the stage of product development, and risk factors. Developed technology and acquired in-process R&D were valued using the income approach. This method reflects the present value of the future earnings capacity that is available for distribution to the owners of this asset. Customer relationship assets were valued using the income approach. This method reflects the present value of operating cash flows generated by these relationships. The Legerity acquisition was a non-taxable transaction for tax purposes. However, as part of the acquisition, the Company assumed approximately $50.5 in tax value of goodwill that is expected to be deductible for tax purposes.  The allocation of purchase price has now been finalized.  See also Note 9 for discussion of goodwill and intangible assets.

The following unaudited pro forma information reflects the results of continuing operations as if the Legerity acquisition had been completed as of April 1, 2006.  The results of operations for Fiscal 2008 included in-process R&D write-off of $20.3 related to the acquisition.

	Mar. 28, 2008	Mar. 30, 2007
Revenue	$219.8	$255.5
Net income (loss)	(52.1)	8.4
Net income (loss) per share – basic and diluted	$ (0.43)	$0.05

Optical Business of Primarion Inc.

On May 19, 2006, the Company acquired the assets and intellectual property comprising the optical in/out business of Primarion Inc. for $7.1 in cash, including $0.1 of direct transaction costs. The acquisition enabled the Company to provide optical solutions that combine its existing technology with Primarion’s products. The acquisition was accounted for in accordance with FAS 141, Business Combinations.

The purchase price was allocated as follows:

Current assets	$0.4
Long term assets	6.7
Total purchase price	$7.1

Tangible assets were recorded at fair value. Intangible assets were identified and valued through an analysis of data provided by Primarion and the Company concerning target markets, the stage of product development, the anticipated timing of development of next generation versions of products, expected revenue generation, and risk factors. Proprietary technology was valued using both a cost method and the relief from royalty method. The relief from royalty method quantifies the benefit to a Company on the basis that the company is relieved from paying royalties for the continued use of the assets. Customer relationship assets were valued using the excess earnings approach. This method measures the benefit to a Company which exceeds an appropriate rate of return on the assets. The non-competition agreements were valued at fair value. Approximately $2.9 in tax value of the Company’s goodwill is expected to be deductible for tax purposes. See also Note 9 for discussion of goodwill and intangible assets.

9.	GOODWILL AND OTHER INTANGIBLE ASSETS

The Company acquired the optical in/out business of Primarion Inc. in Fiscal 2007 and the shares of Legerity Holdings Inc. in Fiscal 2008. The intangible asset values related to these acquisitions are as follows:

	March 27, 2009			March 28, 2008
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

Proprietary technology	$38.3	$ (8.3)	$30.0	$38.3	$ (3.4)	$34.9
Customer relationships	23.1	(4.0)	19.1	23.1	(1.7)	21.4
Non-competition agreements	0.5	(0.5)	-	0.5	(0.3)	0.2
Total	$61.9	$ (12.8)	$49.1	$61.9	$ (5.4)	$56.5

Total amortization of intangibles expense in the twelve months ended March 27, 2009 was $7.4, as compared to $5.0 for the same period in Fiscal 2008.

Assuming no subsequent impairment of the underlying assets, the estimated future amortization expense related to these intangible assets is expected to be as follows: 2010 - $7.2; 2011 - $7.1; 2012 - $7.1; 2013 - $7.1; thereafter - $20.6.

The acquired intangible assets are being amortized straight-line over their weighted average useful lives as follows:

Proprietary technology	4 to 8 years
Customer relationships	6 to 10 years
Non-competition agreements	3 years
Total (weighted-average life)	8.6 years

The changes in the carrying amount of goodwill were as follows:

	March 27, 2009	March 28, 2008

Goodwill at beginning of period	$46.9	$3.8
Additions	-	43.1
Impairments	46.9	-
Total	$-	$46.9

Goodwill was assigned to the Communication Products and Optical Products reporting units on the Legerity and Primarion acquisitions, respectively.  The Company’s reporting units, which are one level below the single reportable segment, are identified based upon the availability of discrete financial information and senior management’s regular review of these units.  Goodwill is assessed annually at the reporting unit level or more frequently if circumstances indicate that goodwill might be impaired.  The goodwill impairment test is a two-step process.  In the first step, the Company compares the fair value of a reporting unit with its carrying amount, including goodwill.  If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss.  In the second step, the Company compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.

In accordance with Company policy, the goodwill assigned to the Communication Products and Optical Products reporting units was tested for impairment in the fourth quarter of Fiscal 2009.  The Company used a discounted cash flow model to determine the fair value of its reporting units.  Due to the economic downturn and its impact on consumer and enterprise spending, revenues declined in the Fiscal 2009 third and fourth quarters for the Communication Products and Optical Products reporting units. Communication Products revenues declined by 15% in the third quarter from the second quarter of Fiscal 2009, and by a further 18% decline in the fourth quarter.  Optical Products declined by 19% and a further 24%, in the Fiscal 2009 third and fourth quarters, respectively.  Based on these trends, forecasted cash flows were reduced for both the Communication Products and Optical Products reporting units.

Also, as a result of the current economic downturn and market conditions, the Company’s share price and market capitalization have dropped.  The decrease in share price and market capitalization implies an increased cost of equity, which contributed to the Company using a higher discount rate to present value forecasted cash flows for both the Communication Products and Optical Products reporting units.

As a result of the declines in forecasted cash flows, as well as the higher discount rate used in the discounted cash flow model, a goodwill impairment charge of $46.9 was recorded in Fiscal 2009.  This was composed of an impairment charge of $43.1 recorded in the Communication Products reporting unit, and $3.8 recorded in the Optical Products reporting unit.  This reduced the carrying amount of goodwill related to the Communication Products and Optical Products reporting units to $Nil at Fiscal 2009 year-end.

The Company’s goodwill has a tax value of $53.4 relating to the Legerity and Primarion acquisitions that is expected to be deductible for tax purposes.

10.	OTHER ASSETS

	2009	2008
Debt issuance costs – net	$2.3	$3.2
Pension asset	0.3	0.3
Other	0.1	0.1
	$2.7	$3.6

11.	PROVISIONS FOR EXIT ACTIVITIES

The Company has implemented several restructuring activities in recent years:

Workforce Reductions

Fiscal 2009

During the fourth quarter of Fiscal 2009, as a result of the economic slowdown, we announced planned restructuring actions to help maintain profitability. The Company’s plan is to reduce its workforce by 6-8 percent (approximately 37 employees).  During the three months ended March 27, 2009 we recorded charges of $4.4 for the expected reduction in headcount. During the fourth quarter headcount was reduced by 33 employees. In addition, 4 employees are expected to leave by June 26, 2009. Costs associated with reduced headcount have been accrued in the fourth quarter and are expected to be fully paid in Fiscal 2010. No additional significant severance expenses related to this plan are expected in future periods.

The Company also continued with the integration plan of Legerity which was announced in the second quarter of Fiscal 2008 as a result of the Legerity acquisition. In Fiscal 2009 these actions resulted in severance cost of $1.3. We expect 7 employees to leave by June 26, 2009. No additional significant severance expenses related to this plan are expected in future periods.

Total severance costs during Fiscal 2009 relating to both activities are $5.7, which included $3.3 in selling and administration, $1.4 in research and development, and $1.0 in cost of revenue.

Fiscal 2008

In Fiscal 2008, as a result of the Legerity acquisition during Fiscal 2008, the Company commenced an integration plan between the two companies.  This integration initiated a workforce reduction, which consisted of reducing the Company’s headcount by 93 employees during the year. These actions resulted in severance costs of $5.9, which included $4.2 in selling and administration, $0.8 in research and development and $0.9 in cost of revenue.  Additionally, the Company ceased manufacturing of certain of its legacy hybrid products in its Caldicot facility. This action resulted in a workforce reduction of 24 employees and severance costs of $0.9, which were included in cost of revenue.

Fiscal 2007

In Fiscal 2007, the Company continued efforts to reduce operations costs and reduced its workforce by approximately 10 employees, resulting in severance costs of $0.4, which were included in cost of revenue. The Company also recorded reversals of $0.3, which were included in selling and administrative costs, resulting from a change in estimate of costs accrued in prior years.

 Lease and Contract Settlement

Fiscal 2009

The Company expects to incur a total of $0.8 of additional idle space costs in the first quarter of Fiscal 2010 related to the restructuring plan announced in the fourth quarter fiscal year 2009.

In addition, in Fiscal 2009 the Company accrued an additional $0.3 to idle space under lease contract due to a reassessment of contracts as well as a tenant departure.

Fiscal 2008

In Fiscal 2008 the Company incurred costs related to idle space under lease contract of $0.5, related primarily to the workforce reductions in its Caldicot facility. This amount was recorded in contract impairment and other.  Additionally, the Company adjusted its costs related to idle space recorded in a prior year and recorded are reversal of $0.1.

As a result of the acquisition of Legerity contract impairment costs of $3.7 were recorded. The impaired contracts were for software design tools, which were used in both the Zarlink and Legerity businesses.

Fiscal 2007

In Fiscal 2007, as a result of the sale of the assets of its packet switching product line, the Company closed its leased facility in Irvine, California. Accordingly, the Company recorded a charge of $0.5 in contract impairment and other related to idle space under lease contract for this facility. The Company also recorded $0.1 in Fiscal 2007, related to revised estimates for idle space from activities implemented and completed in prior years.

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

Restructuring Provisions Continuity

The following table summarizes the continuity of restructuring provisions in connection with exit activities for the three years ended March 27, 2009:

	Workforce Reduction	Lease and contract settlement	Total
Balance, March 31, 2006	$0.5	$4.5	$5.0
Charges	0.4	1.1	1.5
Cash drawdowns	(0.6)	(4.3)	(4.9)
Reversals	(0.3)	-	(0.3)
Balance, March 30, 2007	-	1.3	1.3
Charges	7.0	4.2	11.2
Cash drawdowns	(5.2)	(1.4)	(6.6)
Reversals	(0.2)	(0.1)	(0.3)
Non-cash drawdowns	-	(1.7)	(1.7)
Balance, March 28, 2008	1.6	2.3	3.9
Charges	5.8	0.3	6.1
Cash drawdowns	(4.1)	(1.9)	(6.0)
Reversals	(0.1)	-	(0.1)
Non-cash drawdowns	(0.1)	-	(0.1)
Balance, March 27, 2009	3.1	0.7	3.8
Less: Long-term portion	-	(0.2)	(0.2)
Current portion of provisions for exit activities as at March 27, 2009	$3.1	$0.5	$3.6

The lease and contract settlements of $0.7 relate to the plans implemented from Fiscal 2002 to 2009, and will be paid over the lease terms, unless settled earlier.  The remaining severance payments of $3.1 will primarily be paid out during Fiscal 2010.

12.	LONG-TERM DEBT – CONVERTIBLE DEBENTURE

The Company has 6.0% convertible, unsecured, subordinated debentures with a carrying amount of $57.2 ($70.9 million Cdn), maturing on September 30, 2012, bearing interest at 6.0% per annum and paid semi-annually. The Company may, at its option, elect to satisfy its obligation to pay the principal or interest amount of the 6.0% convertibles debentures on maturity, in whole or part, by issuance of freely tradable common shares of the Company. The long-term debt is convertible under certain conditions, at the option of the holder, into 28.9 million common shares at a conversion price of $1.98 ($2.45 Cdn) per share.

As a result of the long-term debt being denominated in Canadian dollars, while the Company’s functional currency is the U.S. dollar, the Company is required to revalue the debentures into U.S. dollars at the period-end exchange rate.  As a result of this revaluation, the Company incurs non-cash foreign currency gains or losses.

In the current Fiscal Year, the Company repurchased $6.5 ($7.9 million Cdn) principal amount of the debentures for a total of $2.6 ($3.2 million Cdn) and expensed $0.3 of related unamortized debt issue costs and transaction costs, resulting in a net gain of $3.6. The Company cancelled all debentures that were repurchased.

13.	GOVERNMENT ASSISTANCE

During Fiscal 2007, the Company entered into an agreement with the Government of Canada through TPC, which provided partial funding for one of the Company’s research and development projects. This agreement will provide funding for reimbursement of up to $6.5 ($7.2 million Cdn) of eligible expenditures. During the year ended March 27, 2009, the Company’s research and development expenses were reduced by $1.8 (2008 - $2.4) related to this agreement. To date, the Company has recognized reimbursement on expenses under this agreement of $5.9. The TPC grant is repayable in the form of royalties of 2.61% on certain of the Company’s revenues. Royalties are owing for the period from Fiscal 2007 to Fiscal 2016. At the end of Fiscal 2016, if royalties meet or exceed $11.5 ($14.2 million Cdn), then the royalty period ceases. Otherwise, the royalty period continues until cumulative royalties paid equal $11.5 ($14.2 million Cdn) or until the end of Fiscal 2019, whichever is earlier. Royalty expense will be accrued in the period in which the related sales are recognized. As at March 27, 2009, accrued royalties related to this agreement were $0.3 (2008 - $0.1).

As part of our research and development activities in the U.K and Europe, the Company enters into research grant agreements with the U.K government and the European Union. The agreements in place in Fiscal 2009 are for periods between 2-4 years in length and have a combined total allowable claim of $1.1.  In Fiscal 2009, the Company has reduced its R&D expenditures by $0.5, related to these agreements.

14.	PENSION PLANS

As at March 27, 2009, the Company sponsors a number of Canadian, U.S. and foreign pension plans to provide retirement benefits for its employees. The majority of these plans are defined contribution plans, although the Company does participate in defined benefit plans and multiemployer plans for certain employee groups.

In Fiscal 2007, the Company adopted the provisions of FAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R). This statement required the Company to record the funded status of its defined benefit pension plans on its consolidated balance sheet. The Company’s defined benefit pension plan obligations relate primarily to inactive employees, and, as a result, the differences between the accumulated benefit obligations and projected benefit obligations on these plans are minimal.  As a result, the adoption of FAS 158 had an insignificant impact on both the benefit obligation and accumulated other comprehensive loss.

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

Prior to January 1, 2002, the Company maintained an unfunded defined benefit plan. The associated pension liability is calculated each year by the Pension Registration Institute for pensions earned under this plan until December 31, 2001. An additional minimum pension liability is also calculated under the requirements of FAS No. 87, Employers’ Accounting for Pensions. The Company has pledged $13.1 (107.2 million Swedish krona) as security toward the pension liability of $15.0 (2008 – $20.3). This pension liability was actuarially determined based on the present value of the accrued future pension benefits and in accordance with applicable laws and regulations in Sweden.  In addition to the pension expense, the Company also incurred $0.1 (2008 - $0.1, 2007 - $Nil) of administrative costs with respect to this plan. The benefit obligation has been measured as of March 27, 2009.

Germany

The German defined benefit plan covers all employees in Germany with over ten years of active service and provides pension benefits based on length of service and final pensionable earnings.  The pension obligation of $5.5 (2008 – $6.7) was actuarially determined based on the present value of the accrued future pension benefits and in accordance with applicable laws and regulations in Germany. There are no segregated pension fund assets under this plan.  The Company has reinsured these obligations with Swiss Life Insurance Company, which is expected to fund the liabilities. Historically, the pension insurance contracts have been recorded in other assets, as the Company was the sole beneficiary of the contracts. In Fiscal 2006, the Company pledged the insurance contracts to the pensioners, and accordingly, under the provisions of FAS 87, Employers’ Accounting for Pensions, the contracts are now considered to be a plan asset. As the plan asset relates to insurance contracts, the Company does not control the investment strategy and thus cannot influence the return on investments. The benefit obligation of $5.5 is shown net of this asset of $5.8, and has been measured as of March 27, 2009.

United Kingdom

In Fiscal 2002, there was one contributory defined benefit plan (“the Plan”) that covered substantially all employees of Zarlink Semiconductor Limited (“ZSL”), a wholly owned subsidiary of the Company. On November 30, 2001, ZSL suspended contributions to the Plan and ceased members’ pension accruals.  The Plan was replaced with a defined contribution pension plan at that time. On January 31, 2003, and under a “wind up” agreement, ZSL paid $8.0 in cash consideration of the pension obligation settlement to Legal and General Assurance Society Limited (“L&G”), a large insurance company in the United Kingdom.  On the same date, ZSL transferred $15.7, representing all of the pension plan assets to L&G.  Pursuant to the terms of the wind-up agreement, the insurance company assumed the ongoing obligations to administer and make payments against the Plan.  L&G purchased non-participating annuity contracts to cover the vested benefits.  The plan settlement in Fiscal 2003 resulted in a loss of $6.6, which was recorded in other expense.  The Company made a plan settlement payment of $2.3 in Fiscal 2005, and an additional payment of $0.5 in Fiscal 2007.

The Company also has an unfunded pension liability of $0.3 (2008 - $0.3) in the U.K. related to amounts owing to a former employee of the Company.

The following table shows the changes in the benefit obligations and plan assets for the plans discussed above:

	2009	2008
Change in accrued pension obligations:
Benefit obligation at beginning of year	$27.3	$22.3
Interest cost	1.1	1.0
Actuarial (gain) /loss	(0.2)	1.0
Benefits paid	(1.0)	(0.9)
Foreign exchange	(6.4)	3.9
Benefit obligation at end of year	$20.8	$27.3

	2009	2008
Change in plan assets:
Fair value of plan assets at beginning of year	$7.0	$5.9
Actual return on plan assets	0.2	-
Employer contributions	-	0.3
Benefit payments	(0.3)	(0.3)
Foreign exchange	(1.1)	1.1
Fair value of plan assets at end of year	$5.8	$7.0

Net pension benefit liabilities – funded status	$15.0	$20.3
Less: current portion	(0.6)	(0.7)
Less: pension asset	0.3	0.3
Long-term portion of pension liability	$14.7	$19.9

The following table summarizes the amounts recognized on the Company’s consolidated balance sheets:

	2009	2008

Employee-related payables	$(0.6)	$(0.7)
Other assets	0.3	0.3
Pension liabilities	(14.7)	(19.9)
Accumulated other comprehensive loss	2.7	3.4
Net amount recognized	$(12.3)	$(16.9)

The amounts recorded in accumulated other comprehensive loss relate to unrealized net actuarial losses. The Company expects that $0.1 will be amortized into pension expense in Fiscal 2010.

The following weighted-average assumptions were used to determine benefit obligations and pension expense:

	2009	2008	2007
Discount rate	4.54%	4.34%	4.18%
Expected rate of return on assets	4.75%	4.75%	4.75%
Compensation increase rate	0.53%	0.34%	0.59%

The fair value of plan assets consists of the value of the pension insurance contract, which was pledged to the pensioners during Fiscal 2006 and as such represented an adjustment to the asset value during that year. The expected rate of return on assets is based on the expected risk premium aggregated with the long-term government bond yield.

The Company expects to make payments of $1.0 on the defined benefit plans during Fiscal 2010, consisting of interest and other administrative costs.

The total benefits to be paid from the defined benefit plans are expected to be as follows: 2010 - $0.9; 2011 - $0.9; 2012 - $0.9; 2013 - $0.9; 2014 - $1.0; 2015 to 2017 - $5.0.

Pension expense was calculated using the projected benefit method of valuation. The components of pension expense were as follows:

	2009	2008	2007

Interest cost on projected plan benefits	$1.1	$1.0	$1.0
Expected return on plan assets	(0.3)	(0.3)	(0.3)
Net amortization and deferral	0.1	-	-
Defined benefit pension expense - net	0.9	0.7	0.7
Defined contribution pension expense	2.9	3.4	3.4
Total pension expense	$3.8	$4.1	$4.1

In Fiscal 2009, defined contribution pension expense consists of expenses related to multiemployer plans of $1.0 (2008 - $1.2, 2007 - $1.4), and other defined contribution pension plans of $1.9 (2008 - $2.2, 2007 - $2.0), respectively. The Company’s contributions to multiemployer and other defined contribution pension plans approximate the amount of annual expense presented in the table above.

15.	INCOME TAXES

The component of income (loss), before provision of income taxes consists of the following:

	2009	2008	2007
Income (loss) before income taxes:
Canadian	$18.0	$8.9	$10.1
Foreign	(48.5)	(57.1)	2.5
	$(30.5)	$(48.2)	$12.6

	2009	2008	2007
The provision (recovery) for income taxes consists of the following:
Current:
Canadian	$(2.7)	$(2.0)	$(2.2)
Foreign	(1.2)	0.6	0.4
	(3.9)	(1.4)	(1.8)
Deferred:
Canadian	1.5	1.7	(1.0)
Foreign	1.5	(0.1)	(0.4)
	$3.0	$1.6	$(1.4)
	$(0.9)	$0.2	$(3.2)

The Company recorded an income tax recovery of $0.9 in Fiscal 2009, as compared to income tax expense of $0.2 in Fiscal 2008 and $3.2 of recoveries in Fiscal 2007.

The $0.9 Fiscal 2009 recovery includes net current tax recoveries of $0.4, a $3.5 recovery for tax settlements (net of deferred tax assets), offset by $3.0 of deferred tax expense. The current tax recovery and net deferred tax expense relate to the Company’s domestic and foreign operations.

The $2.0 Fiscal 2008 domestic current tax recovery relates primarily to a $3.0 recovery related to closure of past audits in the Company’s domestic operations offset by accrued FIN 48 tax expenses. The $0.6 foreign tax expense relates primarily to accrued FIN 48 expenses. The $1.7 domestic deferred tax expense relates to the reversal of deferred taxes relating to the recovery above.

In Fiscal 2007, the Company had a recovery of $3.2, of which $1.9 related primarily to the closure of past tax audits during the year, which resulted in additional tax refunds and the release of previously booked provisions. An additional $1.3 of the recovery in Fiscal 2007 relates to deferred tax benefits, which the Company expects to realize in the future.

The reconciliation between the statutory Canadian income tax rate and the actual effective rate is as follows:

	2009	2008	2007

Expected Canadian statutory income tax rate	32.4%	34.5%	35%

Expense (recovery) at Canadian statutory income tax rate	$(9.9)	$(16.6)	$4.5
Differences between Canadian and foreign taxes	(1.2)	1.2	0.1
Change in valuation allowance	19.5	1.4	(6.1)
Change in valuation allowance due to tax law changes	(7.1)	-	-
Tax effect of non-taxable items	(9.3)	(9.5)	-
Other	(0.2)	-	-
Tax expense (recoveries) in excess of provisions	(4.1)	0.4	(0.4)
Previously recognized provision no longer required	-	-	(1.6)
Tax effect of nondeductible items	2.3	12.8	0.3
Tax rate changes	9.1	10.5	-
Income tax expense (recovery)	$(0.9)	$0.2	$(3.2)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The significant components of deferred income tax assets and liabilities were as follows:

	2009	2008
Deferred tax assets:
Book and tax differences on provisions	$4.2	$3.9
Book and tax differences on fixed assets	4.8	4.7
Income tax loss carry-forwards	112.1	130.0
Goodwill	14.9	-
Intangible assets	12.9	10.9
Investment tax credits	74.4	74.4
Scientific Research and Experimental Development (SR&ED) expenditure pool	25.7	21.9
Other – net	4.6	3.6
	253.6	249.4
Less: valuation allowance	(247.8)	(240.0)
	5.8	9.4
Deferred tax liabilities:
Goodwill	-	0.6
Other	-	0.3
Deferred tax liabilities	-	0.9

Net deferred tax assets	$5.8	$8.5

The following table summarizes the amounts recognized on the Company’s consolidated balance sheet:

	2009	2008
Current portion	$-	$1.3
Long-term portion	5.8	7.5
Deferred income tax assets - net	$5.8	$8.8
Deferred income tax liabilities:
Current portion	-	0.1
Long-term portion	-	0.2
	$5.8	$0.3

The increase of $7.8 in the valuation allowance relates primarily to the goodwill impairment booked in the year. The increase was partially offset by the utilization of unrecorded deferred tax assets in our domestic and foreign jurisdictions, changes in corporate tax rates, and foreign exchange related to foreign operations.  Furthermore, in Fiscal 2009 the Company was required to comply with the Ontario-Federal tax harmonization legislation which was previously enacted and elected to report its 2009 Canadian tax results in its functional currency the U.S. dollar.  As a result of these law changes, the Company’s domestic valuation allowance increased by approximately $7.1 during Fiscal 2009.

Unremitted earnings of subsidiaries subject to withholding taxes will be indefinitely reinvested with no provision necessary for potential withholding taxes on repatriation of subsidiary earnings.  The current year’s loss before income taxes attributable to all foreign operations, including discontinued operations, was $48.5 (2008 – loss of $57.1; 2007 – income of $2.5).

As at March 27, 2009, the Company had income tax loss carry-forwards in Sweden and the United Kingdom of approximately $244.2 that may be carried forward indefinitely to reduce future years' income for tax purposes.  The Company has not recognized an accounting benefit on these losses.  The Company has $108.1 of U.S. federal income tax loss carry-forwards related to operations in the United States that expire between Fiscal 2012 and Fiscal 2029.  For States which do not follow the U.S. federal tax laws, the Company has approximately $51.3 of net operating losses available for use which expire between 2010 and 2029. The Company has not recognized an accounting benefit on these losses. The Company also has $18.5 of federal and provincial non-capital loss carry-forwards available in Canada. These losses expire between Fiscal 2014 and Fiscal 2029. The Company has recognized a benefit of $1.0 on its losses.

As at March 27, 2009, the Company had $75.0 of Canadian investment tax credits available to offset federal income taxes payable.  The Company has recognized an accounting benefit of $4.1 on these investment tax credits net of associated deferred tax credits.  The investment tax credits expire between Fiscal 2018 and Fiscal 2029. The Company also has $65.4 of domestic SR&ED expenditures which may be carried forward indefinitely. The Company has set up $0.2 and $0.5 respectively in deferred tax assets for these expenditures for federal and provincial tax purposes, respectively.

The following table summarizes the activity related to our uncertain tax positions:

	2009	2008
Opening balance	$10.6	$7.7
Increases related to current year tax positions	0.3	0.4
Increase related to prior year tax positions	0.1	0.9
Acquisition related increases	-	0.6
Settlements and other decreases	(7.8)	0.1
Other	(0.8)	0.9
	$2.4	$10.6

	2009	2008
Long-term accrued income taxes	$2.4	$10.6
Other	-	0.3
	$2.4	$10.9

As at March 27, 2009, the Company had $2.4 of uncertain tax positions compared to $10.6 at March 28, 2008.

The changes related primarily to the favorable tax settlements or uncertain tax positions which became statute barred during the year. A further adjustment was required due to a payment to the German government for taxes relating to a general court case on loss utilization which was ruled unfavourably against the taxpayers.

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

The Company files income tax returns in Canada, the US and several foreign jurisdictions. Currently, in Canada, tax returns are open for audit on all items from 2005 to 2009, and for specific types of transactions from 2002 to 2009. The Company's foreign jurisdictions have varying statutes of limitations.  In its significant foreign operations, tax returns are generally open for audit for its tax years 2005 to 2009. Certain other jurisdictions where the Company operates are generally still open for audit for tax years 2001 to 2009.  The Company is currently not subject to any audits in Canada, Sweden, the U.K. or the U.S. However, it is currently under audit in Germany for its 2000 through 2004 taxation years.

16.	REDEEMABLE PREFERRED SHARES

Dividends

Fixed cumulative cash dividends are payable quarterly at a rate of $0.40 (Cdn$0.50) per share.  During the year ended March 27, 2009 the Company declared a $1.77 (Cdn$2.00) per share dividend. The Company paid dividends of $1.9 during the year.

Redemption

The shares are currently redeemable, at the option of the Company, at $20.17 (Cdn$25.00) per share plus accrued dividends.

Purchase Obligation

The Company is required to make reasonable efforts to purchase 22,400 shares in each calendar quarter at a price not exceeding $20.17 (Cdn$25.00) per share plus costs of purchase.  During the year ended March 27, 2009 the Company purchased and cancelled 89,600 preferred shares for cash consideration of $1.4. Based upon the terms and conditions of these shares, the Company’s obligation to purchase these shares is conditional upon specific market pricing, and the obligation is extinguished at the end of each calendar year.

17.	CAPITAL STOCK

(A)	COMMON SHARES

The authorized capital stock of the Company consists of an unlimited number of common shares. Holders of common shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders.

(B)	NET INCOME (LOSS) PER COMMON SHARE

The net income (loss) per common share figures were calculated based on net income (loss) after the deduction of preferred share dividends and premiums on preferred share repurchases and using the weighted monthly average number of shares outstanding during the respective periods. Diluted earnings per share is computed in accordance with the treasury stock method and based on the average number of common shares and dilutive common share equivalents.

Net income (loss) attributable to common shareholders is computed as follows:

	March 27,	March 28,	March 30,
	2009	2008	2007
Net income (loss) for the year, as reported	$(29.6)	$(48.4)	$15.8
Dividends on preferred shares	(1.9)	(2.4)	(2.2)
Premiums on repurchase of preferred shares	(0.2)	(1.2)	(0.1)
Net income (loss) attributable to common shareholders	$(31.7)	$(52.0)	$13.5

The following table summarizes the common shares and dilutive common share equivalents used in the computation of the Company’s basic and diluted net income (loss) per common share. Net income per common share is computed using the weighted-average common shares outstanding assuming dilution. Net loss per common share is computed using the weighted average number of common shares and excludes the dilutive effect of stock options, as their effect is anti-dilutive.  For the years ended March 27, 2009 and March 28, 2008, all stock options have been excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported net loss for the periods.

	March 27,	March 28,	March 30,
	2009	2008	2007
Weighted-average common shares outstanding	124,798,152	127,345,682	127,331,956
Dilutive effect of stock options	-	-	47,899
Dilutive effect of convertible debt	-	-	-
Weighted-average common shares outstanding, assuming dilution	124,798,152	127,345,682	127,379,855

The following stock options were excluded from the computation of diluted earnings per share because the options' exercise price exceeded the average market price of the common shares and, therefore, the effect would be anti-dilutive:
	2009	2008	2007
Number of outstanding options	10,562,756	10,199,625	6,500,394
Average exercise price per share	$1.76	$2.80	$2.10

The average exercise price of stock options granted in Canadian dollars was translated at the year-end U.S. dollar exchange rate.

The following common share equivalents related to the Company’s convertible debenture have been excluded from the computation of diluted net income (loss) per share because they were anti-dilutive.

	2009	2008	2007
Number of common share equivalents upon conversion of long-term debt - convertible debentures	28,932,653	32,142,857	-
Conversion price per share (1)	$2.22	$2.41	$-

(1)	Conversion price is fixed at $2.45 Cdn. Amount is calculated at the average Cdn/U.S. exchange rate for the year.

(C)	DIVIDEND RESTRICTIONS ON COMMON SHARES

The Company may not declare cash dividends on its common shares unless dividends on the preferred shares have been declared and paid, or set aside for payment. No common share dividend is currently being paid.

(D)	STOCK OPTION PLANS

The Company adopted FAS 123R using the modified-prospective approach. In accordance with this approach, the Company has not restated prior periods to reflect the impact of FAS 123R.

In the years ended March 27, 2009, March 28, 2008, and March 30, 2007 stock compensation expense was recorded as follows:

	2009	2008	2007
Selling and administrative	$1.7	$1.6	$1.2
Research and development	0.3	0.3	0.1
Cost of revenue	0.1	0.1	0.1
	$2.1	$2.0	$1.4

Stock compensation expense in Fiscal 2009 resulted in a reduction of net income of $2.1, or $0.02 per share (2008 - $2.0 or $0.01 per share).

As at March 27, 2009, total unrecognized compensation cost related to non-vested awards was $2.4, and the weighted-average period over which this expense is expected to be recognized is approximately two years.

Stock compensation expense has been determined as if the Company had accounted for its employee stock options using the Black-Scholes-Merton option-pricing model with the following weighted-average assumptions:

	2009	2008	2007
Risk free interest rate	1.96%	3.41%	4.05%
Dividend yield	Nil	Nil	Nil
Volatility factor of the expected market price of the Company's common stock	46.8%	43.3%	47.0%
Weighted-average expected life of the options	4.7 years	4.5 years	4.4 years

Using the Black-Scholes-Merton option-pricing model, the weighted-average fair values of stock options granted during the Fiscal Years 2009, 2008 and 2007 were calculated as $0.11, $0.47 and $0.95, respectively.  The weighted-average fair value of stock options granted in Canadian dollars was translated at the year-end exchange rate at the end of each Fiscal Year.

At the Company's 1991 Annual General Meeting, the shareholders approved resolutions authorizing stock options for key employees and non-employee directors (“the Plan”).  Certain amendments to the Plan were approved by the shareholders at the 1993, 1995 and 1998 Annual and Special Meetings of shareholders allowing for 1,000,000, 2,000,000, and 10,200,000 additional shares, respectively, to be made available for grant.  At a Special Meeting of the shareholders on December 7, 2001, the Company's shareholders approved an amendment to increase the maximum number of common shares in respect of which options may be granted under the Plan to 20,227,033 common shares.  As 5,037,033 common shares had been issued upon exercise of options up to May 9, 2001, this amendment increased the number of common shares issuable under outstanding options and options available for grant, each as of May 9, 2001, to 15,190,000 that represented 12% of the then outstanding common shares.  The Plan was also amended to provide that the maximum number of common shares in respect of which options may be granted under the Plan to non-employee directors during any Fiscal Year of the Company would be 20,000 common shares per director.

Available for grant at March 27, 2009, were 1,219,557 (2008 – 2,071,688; 2007 – 4,208,935) options.  All options granted prior to January 29, 1998 have ten-year terms and options granted thereafter have six-year terms.  All options become fully exercisable at the end of four years of continuous employment.

A summary of the Company's stock option activity and related information for Fiscal 2009, 2008 and 2007, is as follows:

	2009		2008		2007
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding options:
Balance, beginning of year	12,390,625	$2.30	10,255,877	$3.47	10,787,709	$5.42
Granted	2,970,000	0.31	3,791,000	1.08	2,730,000	2.20
Exercised	-	-	(2,499)	1.83	(24,744)	1.93
Forfeited and expired	(2,117,869)	3.40	(1,653,753)	8.66	(3,237,088)	9.22
Balance, end of year	13,242,756	$1.49	12,390,625	$2.30	10,255,877	$3.47

Exercisable, end of year	6,429,612	$2.11	5,718,525	$3.11	4,705,081	$5.08

The weighted average exercise price of stock options granted in Canadian dollars was translated at the exchange rate as at the end of each Fiscal Year and at the year's average exchange rate for changes in outstanding options during the year. At March 27, 2009, the intrinsic value for all vested and unvested options is $Nil as a result of the year end share price being below the exercise price for each option.

A summary of options outstanding at March 27, 2009, is as follows:

Total Outstanding				Total Exercisable
Exercise Price	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Options	Weighted Average Exercise Price
$0.23 - $0.23	2,680,000	$0.23	5.88 years	22,155	$0.23
$0.69 - $0.99	2,516,125	$0.80	4.85 years	610,425	$0.78
$1.16 - $1.71	1,720,622	$1.41	3.55 years	812,071	$1.42
$1.75 - $2.59	5,405,209	$2.01	2.82 years	4,065,331	$1.99
$2.71 - $4.04	470,800	$3.83	0.93 years	469,630	$3.83
$4.12 - $5.39	450,000	$4.49	0.72 years	450,000	$4.49
	13,242,756			6,429,612

The exercise price of stock options was based on prices in Canadian dollars translated at the year-end exchange rate.

Additional information with respect to stock option activity is as follows:

	Number of Awards	Weighted Average Exercise Price
Unvested at March 28, 2008	6,672,100	$1.48
Granted	2,970,000	0.31
Vested	(2,650,487)	1.59
Forfeited	(178,469)	1.56
Unvested at March 27, 2009	6,813,144	$0.91

On March 20, 2006, prior to the adoption of FAS 123(R), the Company’s Board of Directors approved the immediate acceleration of vesting of all options with exercise prices equal to or greater than Cdn $4.00 and U.S. $3.48 per share. Accordingly, options to purchase 848,819 shares of the Company’s common stock were accelerated effective March 20, 2006. These transactions did not result in extending the terms of the options. During Fiscal 2006, no stock compensation expense was recorded related to these accelerations because the market price was below the exercise price of the options, and thus the options had no intrinsic value on the date that the Board of Directors approved the acceleration. As a result of these options being accelerated prior to the Company’s adoption of FAS 123(R) in the first quarter of Fiscal 2007 (see also Note 2(O)), the Company is not required to record additional stock compensation expense related to these options.

On February 21, 2001, the Company offered an option exchange program to option holders (with the exception of directors, officers and certain executives) who received stock option grants after November 1, 1999, at an exercise price of Cdn$14.31 and higher.  Under the terms of the program, and with the consent of the Toronto Stock Exchange, 2,691,350 options were cancelled and an equal number of new options were granted at an exercise price of Cdn$14.06 per share.  The new grants have a term of six years.  No stock compensation expense was recorded during Fiscal 2006 or 2005 related to this option exchange program.  As a result of these options being accelerated prior to the Company’s adoption of FAS 123(R) in the first quarter of Fiscal 2007 (see also Note 2(O)), the Company is not required to record additional stock compensation expense related to these options.

On July 12, 1999, the Company offered an option exchange program to option holders (with the exception of directors, officers and certain executives) who received stock option grants in calendar 1998 at an exercise price of Cdn$17.78 and higher.  Under the terms of the program, and with the consent of the Toronto Stock Exchange, 1,750,000 options were cancelled and 1,000,657 new options were granted at an exercise price of Cdn$9.92 per share.  The reduction in number of options was directly proportional to the decrease in the exercise price.  The new grants have a term of six years.  No stock compensation expense was recorded during Fiscal 2006 or 2005 related to this option exchange program.  As a result of these options being accelerated prior to the Company’s adoption of FAS 123(R) in the first quarter of Fiscal 2007 (see also Note 2(O)), the Company is not required to record additional stock compensation expense related to these options.

(E)	COMMON SHARE REPURCHASE PROGRAM

The common share repurchases made in Fiscal 2009 were made on the Toronto Stock Exchange as part of a normal course issuer bid. During Fiscal 2009, 4,920,000 common shares, with an aggregate purchase price of $2.7, were repurchased and cancelled. The current share buy-back program allows the Company to purchase up to 12,272,384, of the issued and outstanding shares of the Company, or about 10% of our public float as of May 30, 2008, during a twelve month period starting on May 26, 2008. The NCIB does not commit the Company to make any share repurchases. Purchases can be made on the TSX at prevailing open market prices and paid out of general corporate funds. The Corporation cancels all shares repurchased under the common share repurchase program.

18.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of total comprehensive income (loss) were as follows:

	March 27,	March 28,	March 30,
	2009	2008	2007
Net income (loss) for the year	$(29.6)	$(48.4)	$15.8
Other comprehensive income (loss):
Currency translation adjustment gain on wind up of subsidiary	(0.2)	-	-
Foreign currency translation adjustments	(0.2)	-	-
Unrealized net derivative gain (loss) on cash flow hedges	(0.3)	0.1	0.8
Realized net derivative loss (gain) on cash flow hedges	0.3	(0.1)	(0.8)
Minimum pension liability	0.9	(1.5)	0.4
Total comprehensive income (loss) for the year	$(29.1)	$(49.9)	$16.2

The changes to accumulated other comprehensive loss for three years ended March 27, 2009, were as follows:

	Cumulative Translation Account	Minimum Pension Liability	Total
Balance, March 31, 2006	$(32.4)	$(2.3)	$(34.7)
Change during the year	-	0.4	0.4
Balance, March 30, 2007	$(32.4)	$(1.9)	$(34.3)
Change during the year	-	(1.5)	(1.5)
Balance, March 28, 2008	$(32.4)	$(3.4)	$(35.8)
Change during the year	(0.4)	0.9	0.5
Balance, March 27, 2009	$(32.8)	$(2.5)	$(35.3)

In Fiscal 2009, the Company recorded a decrease in the minimum pension liability of $0.9 (2008 – increase of $1.5; 2007 – decrease of $0.4) related to decreases in the Company’s defined benefit plans in Sweden of $0.8, and $0.1 in Germany (See also Note 14).

The Company records increases and decreases in other comprehensive income (loss) attributable to the change in the value of outstanding foreign currency forward and option contracts that were designated as cash flow hedges. The Company had no forward contracts designated as cash flow hedges outstanding as at March 27, 2009 or  March 28, 2008, and accordingly there was no net change in accumulated other comprehensive loss during Fiscal 2009 related to derivatives.  As at March 27, 2009, there were no derivative gains or losses included in accumulated other comprehensive loss.

19.	GUARANTEES

Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity’s failure to perform under an obligating agreement.  The Company has an outstanding performance guarantee related to a managed services agreement (“project agreement”) undertaken by the Communications Systems business (“Systems”), which is now operated as Mitel Networks Corporation (“Mitel”).  This performance guarantee remained with the Company following the sale of the Systems business.  The project agreement and the Company’s performance guarantee extend until July 31, 2012.  The terms of the project agreement continue to be fulfilled by Mitel.  The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at March 27, 2009, was $28.6 (20.0 million British pounds), assuming the Company is unable to secure the completion of the project.  The Company was not aware of any factors as at March 27, 2009, that would prevent the project’s completion under the terms of the agreement.  In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements.  The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

In connection with the sale of the Systems business, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale.  As at March 27, 2009, the Company does not expect these tax indemnities to have a material impact on its consolidated financial statements.

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

The Company records a liability based upon its known product warranty obligations, and historical experience with warranty claims. The Company accrues for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. As at March 27, 2009, the warranty accrual was $0.1 (2008 - $0.2, 2007 - $Nil).

20.	COMMITMENTS

(A)	OPERATING LEASES

The future minimum lease payments for operating leases to which the Company was committed, and the future minimum payments to be recovered under non-cancelable subleases as at March 27, 2009, are as follows:

Fiscal Year	Future lease payments	Future lease recoveries	Payments accrued in restructuring

2010	6.8	1.1	0.5
2011	6.5	1.0	0.1
2012	3.3	-	-
2013	2.0	-	-
2014	0.3	-	-
Thereafter	-	-	-
	$18.9	$2.1	$0.6

Rental expense related to operating leases for the year ended March 27, 2009, was $5.9 (2008 – $5.0; 2007 – $5.5). Subtenant recoveries for the year ended March 27, 2009, were $1.6 (2008 – $2.2; 2007 – $1.7).

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Purchase Commitment	$8.2	$2.4	$5.8	-	-
	$8.2	$2.4	$5.8	$-	$-

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

The Company had letters of credit outstanding as at March 27, 2009, of $1.1 (2008 – $1.5), related to the Company’s Supplementary Executive Retirement Plan.  These letters are renewed annually based on the expected obligation.

The Company has pledged $13.1 (107.2 million Swedish krona) as security toward the pension liability in Sweden of $15.0. The amount has been presented as restricted cash and cash equivalents.

(C)	SUPPLY AGREEMENTS

The Company has WSAs with four independent foundries, which expire from Fiscal 2010 to 2011. Under these agreements, the suppliers are obligated to provide certain quantities of wafers per year.  These agreements are typically renewed prior to their expiry dates, or automatically renew for a specified period under the existing terms and conditions unless either party provides notification of these changes to the other party.

(D)	INCOME TAX CONTINGENCY PAYMENTS

During the first quarter of Fiscal 2008, the Company adopted FIN 48, Accounting for Uncertainty in Income Taxes. The adoption of FIN 48 resulted in the following change on our contractual obligations as of March 27, 2009:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Income tax contingency payments	$0.7	-	-	-	$0.7
	$0.7	$-	$-	$-	$0.7

The recorded liability in accordance with FIN 48 as of March 27, 2009 is reflected as owing in more than five years in the table above, as the Company cannot reasonably estimate the years in which these liabilities may be settled.

21.	CONTINGENCIES

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

The Company has recorded provisions for income taxes and valuation allowances related to its estimate of tax expenses and recoveries. Certain taxation years are still subject to audit by authorities in various jurisdictions, which could result in adjustments to the Company’s tax provisions. Such adjustments could have a material impact on the consolidated financial position of the Company or the consolidated results of its operations.

22.	INFORMATION ON GEOGRAPHIC SEGMENTS AND PRODUCT GROUPS

Revenues from external customers are attributed to countries based on location of the selling organization.

Geographic information is as follows:

	2009		2008		2007
		Fixed		Fixed		Fixed
	Revenue	Assets	Revenue	Assets	Revenue	Assets
Canada	$ 2.1	$ 2.9	$ 2.5	$ 3.9	$ 5.4	$ 4.3
United Kingdom	159.3	1.7	92.5	1.8	81.3	9.5
United States	52.1	3.6	72.5	4.4	40.6	1.4
Sweden	13.7	4.3	16.1	4.6	15.3	5.8
Total	$227.2	$12.5	$183.6	$14.7	$142.6	$21.0

Revenues from external customers are attributed to products groups based on the nature of the product being sold.

Revenue by product group is as follows:

	2009	2008	2007

Revenue:
Communication Products	$140.0	$115.4	$64.5
Medical Products	34.7	28.0	28.2
Optical Products	22.7	16.0	15.3
Custom and Other	29.8	24.2	34.6
Total	$227.2	$183.6	$142.6

Major Customers

For the year ended March 27, 2009, the Company had revenues from one external customer, a major distributor, which exceeded 10% of total net revenues.  Sales to this distributor in Fiscal 2009 were $41.9 (2008 - $38.4, 2007 - $48.4).

23.	SALE OF FOUNDRY

On February 29, 2008, the Company sold its analog foundry in Swindon, U.K. to MHS, a subsidiary of MHS Industries Group for one British pound. In addition, Zarlink paid MHS $3.0 (€2 million) to support restructuring initiatives. The two companies signed a three-year WSA to ensure continuity of wafer supply for Zarlink, under which Zarlink deposited $4.5, representing about nine months of product orders.

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

As part of the sale of the Swindon foundry, we entered into a transition services agreement (“TSA”) with MHS whereby we provided IT, data transfer, finance, test and assembly, engineering support and supply chain management services for an initial period up to February 28, 2009.  Additionally, under the TSA, MHS provided Zarlink with rental space, IT support, health and safety and supply chain management support. The services under the TSA were charged at fair market value and the net payable or receivable at the end of the TSA to be settled in cash by the owing party.

As discussed below in Note 26 – Impairment of Current Assets, the Company recorded an impairment of $3.0 related to amounts due from MHS.

24.	GAIN ON SALE OF BUSINESS

On October 25, 2006, Zarlink sold the assets of its packet switching product line to Conexant Systems Inc., for cash and other consideration, including a cash payment at closing of $5.0, and additional amounts contingently owing based on revenue performance of the product line over the next two years. If Conexant’s revenue from sales in this product line exceeds certain revenue targets, then Conexant is required to pay Zarlink up to $2.5 of additional consideration.

In the third quarter of Fiscal 2007 Zarlink recorded a gain on sale of business of $4.1 related to this transaction. On the date of the sale, Zarlink determined that there was uncertainty surrounding whether the revenue targets would be met. As such, Zarlink did not include the contingent consideration as part of the sale proceeds. In Fiscal 2008 and 2009 Zarlink recorded additional gains of $0.7 and $1.0, respectively as revenue targets were met. As at March 27, 2009 the Company is no longer entitled to receive consideration in relation to this sale.

25.	GAIN ON SALE OF ASSET

On May 20, 2008, the Company sold excess land in Swindon, U.K. The proceeds from the sale of land was $1.0 (0.5 million British pounds), resulting in a gain on sale of $0.9, net of transaction costs.

During the third quarter of Fiscal 2008, the Company sold a parcel of land in Järfälla, Sweden. The proceeds from the sale of this parcel of land were $2.7 (17.7 million Swedish krona), resulting in a gain on sale of an asset of $2.4, net of transaction costs.

26.	IMPAIRMENT OF CURRENT ASSETS

As discussed in Note 23 – Sale of Foundry, in Fiscal 2008, the Company sold its Swindon foundry to MHS. At the time of sale, the Company agreed to prepay the purchase of certain wafers from MHS under a WSA, and enter into a TSA under which a receivable balance was recorded. These items were recorded in current assets. In January 2009, the Company was advised that MHS would be ceasing wafer supply to Zarlink from its Swindon analog foundry.  Consequently, in the third quarter of Fiscal 2009, as the value of amounts receivable from MHS became most likely not recoverable, the Company recorded an impairment of $3.0 consisting of the remaining prepaid expense of $2.2 and the balance of the receivable of $0.8.

In conjunction with this sale, the Company obtained two legal charges against the buildings sold to MHS. These first mortgages on the properties secure all payments, including pre-payments, due under the WSA. In spite of these charges, the Company chose to record the impairment of $3.0 indicated above as the amount, if any, that could be obtained by exercising our legal remedies is undeterminable.

27.	FLOOD AT SWINDON FACILITY

On July 20, 2007, a flood as a result of record rainfall and the breach of a nearby river affected the Company’s previously owned analog foundry in Swindon, U.K.  A complete services shutdown was required as a result of this flood. No spills, leakages or discharges were detected at the facility.  The Company carries insurance for the loss of physical plant and business interruption, with a deductible of $1.0.

In Fiscal 2008, the net insurance claim was as follows:

Business interruption insurance	$6.0
Fixed assets	4.5
Other expenses	8.1
Total insurance claim	$18.6

During Fiscal 2008, the Company finalized all claims with its insurance carriers and received insurance proceeds of $18.6, of which $14.1 was included in cash flows from operations, and $4.5 was included as cash flows from investing activities for amounts related to replacement of fixed assets. The Company recorded gains from insurance of $5.5, of which $4.5 related to fixed assets and $1.0 related to other expenses. Included in the cost of revenue was the $1.0 deductible.

28.	SUPPLEMENTARY CASH FLOW INFORMATION

	2009	2008	2007
Cash interest paid (included in cash flow from operations)	$4.3	$2.0	-
Cash taxes paid (included in cash flow from operations)	$3.8	$0.5	$0.4

The following table summarizes the Company’s other non-cash changes in operating activities:

	2009	2008	2007
Cash provided by (used in)

Foreign currency loss (gain) on long-term debt	$ (13.7)	$3.7	$ -
Foreign currency loss (gain) on cash	6.9	(3.3)	(1.9)
Loss (gain) on sale of business	(1.0)	17.5	(4.1)
In-process R&D	-	20.3	-
Gain on sale of Mitel investment	-	(12.9)	-
Change in pension liability	(4.4)	2.4	1.2
Gain on repurchase of long-term debt	(3.6)	-	-
Gain on sale of fixed assets	(0.9)	(2.3)	-
Impairment of current assets	3.0	-	-
Impairment on asset held for sale	1.2	-	-
Other	(0.3)	(0.7)	0.3
Other non-cash changes in operating activities	$ (12.8)	$24.7	$ (4.5)

The following table summarizes the Company’s other changes in working capital:

	2009	2008	2007
Cash provided by (used in)

Trade accounts and other receivables	$3.7	$ (0.4)	$ (3.1)
Inventories	1.0	(3.0)	(1.6)
Payables and accrued liabilities	(15.2)	0.2	(9.4)
Deferred credits	0.3	(0.1)	(0.1)
Prepaid expenses and other	3.4	(3.7)	2.4
Other non-cash changes in working capital	$ (6.8)	$ (7.0)	$ (11.8)

29.	SUBSEQUENT EVENT

On May 27, 2009, the Toronto Stock Exchange (“TSX”) approved the recommencement of the Company’s common share buyback program authorizing the Company to repurchase up to 11,971,633 common shares, or about 10% of its public float as of May 25, 2009.  The bid does not commit the Company to make any share repurchases.  The Company may repurchase up to 10 percent of its public float of common shares using available cash during a 12-month period from May 29, 2009 to May 28, 2010. The timing and exact number of common shares purchased under the bid will be at the Company’s discretion, will depend on market conditions, and may be suspended or discontinued at any time. All shares purchased by the Company under the bid will be cancelled.

Purchases under the bid will be made at the prevailing market price through the facilities of the TSX. The average daily trading volume of Zarlink over the last six complete calendar months was 268,913 common shares (the “ADTV”). Under TSX rules, the Company may purchase up to 25% of the ADTV (or 67,228 common shares) per trading day.

To the knowledge of the Company, after reasonable inquiry, no director, senior officer or any of their associates, or any person acting jointly or in concert with the Company, currently intends to sell common shares under the issuer bid.

30.	COMPARATIVE FIGURES

Certain of the Fiscal 2008 comparative figures have been reclassified so as to conform to the presentation adopted in Fiscal 2009.  The Company reclassified $2.3 gain on sale of assets in the Fiscal 2008 Consolidated Statements of Income (Loss).

Valuation and Qualifying Accounts

ZARLINK SEMICONDUCTOR INC. VALUATION AND QUALIFYING ACCOUNTS March 27, 2009 (in millions of U.S. dollars)
		Additions
Description	Balance, Beginning of Period	Charged to expense	Charged to revenue	Deductions	Balance, End of Period

Sales Provisions:
Fiscal 2009	$2.9	-	14.5	(13.2)	$4.2
Fiscal 2008	$3.2	-	11.1	(11.4)	$2.9
Fiscal 2007	$2.6	-	15.4	(14.8)	$3.2

Provisions for exit activities:
Fiscal 2009	$3.9	6.1	-	(6.2)	$3.8
Fiscal 2008	$1.3	10.9	-	(8.3)	$3.9
Fiscal 2007	$5.0	1.5	-	(5.2)	$1.3

Litigation provisions:
Fiscal 2009	$0.1	-	-	-	$0.1
Fiscal 2008	$ -	0.1	-	-	$0.1
Fiscal 2007	$0.8	-	-	(0.8)	$ -

Allowance for doubtful accounts (charged to both trade and other receivables):
Fiscal 2009	$0.3	0.7	-	(0.4)	$0.6
Fiscal 2008	$ -	0.3	-	-	$0.3
Fiscal 2007	$0.1	-	-	(0.1)	$ -

Warranty Provision:
Fiscal 2009	$0.2	0.1	-	(0.2)	$0.1
Fiscal 2008	$ -	0.2	-	-	$0.2
Fiscal 2007	$ -	-	-	-	$ -

Inventory Provision:
Fiscal 2009	$8.7	3.8	-	(4.9)	$7.6
Fiscal 2008	$7.3	4.8	-	(3.4)	$8.7
Fiscal 2007	$8.0	2.7	-	(3.4)	$7.3

Item 19 Exhibits

The following exhibits have been filed as part of this Annual Report:

Exhibit No.	Description
1.1	Conformed Composite Copy of the Company's Articles, as amended to date (incorporated by reference to Exhibit 4.3 to Registration Statement No. 333-83556 on Form S-8)
1.2	By-law No. 16 of the Company (incorporated by reference to Exhibit 3.2 to Form 10-K for the year ended March 28, 2003 filed on June 25, 2003)
2.1	Form of Specimen Certificate for Common Shares of the Company (incorporated by reference to Exhibit 3.3 to Form 10-K for the year ended March 28, 2003 filed on June 25, 2003)
4.1
Lease agreement between Mitel Research Park Corporation and Mitel Corporation (now Zarlink Semiconductor Inc.) dated March 27, 2001 (incorporated by reference to Exhibit 4.1 to Form 20-F for the year ended March 25, 2005 filed on June 10, 2005)

4.2
Lease agreement between Mitel Research Park Corporation and Mitel Corporation (now Zarlink Semiconductor Inc.) dated March 27, 2001 (Phase V) (incorporated by reference to Exhibit 4.2 to Form 20-F for the year ended March 25, 2005 filed on June 10, 2005)

4.3
Employment agreement between Kirk K. Mandy and Zarlink Semiconductor Inc. dated February 16, 2005, revised May 24, 2007. (incorporated by reference to Exhibit 4.3 to Form 20-F for the year ended March 30, 2007 filed on June 11, 2007)

4.4
Employment agreement between Scott Milligan and Zarlink Semiconductor Inc. dated May 13, 2003, revised May 24, 2007 (incorporated by reference to Exhibit 4.3 to Form 20-F for the year ended March 30, 2007 filed on June 11, 2007)

4.5
Executive employment termination agreement between Donald G. McIntyre and Mitel Corporation (now Zarlink Semiconductor Inc.) dated January 12, 2000 (incorporated by reference to Exhibit 4.6 to Form 20-F for the year ended March 25, 2005 filed on June 10, 2005)

4.6
Stock option plan for key employees and non-employee directors as amended December 7, 2001 and July 24, 2007 (incorporated by reference to Exhibit 4.3 to Form 20-F for the year ended March 28, 2008 filed on June 6, 2008)

4.7
Executive employment agreement between Stan Swirhun and Zarlink Semiconductor Inc. dated May 31, 2005. (incorporated by reference to Exhibit 4.3 to Form 20-F for the year ended March 28, 2008 filed on June 6, 2008)

4.8	Executive employment agreement between Henry Perret and Zarlink Semiconductor (U.S.) Inc. dated July 3, 2008.
4.9
Asset purchase agreement by and among Zarlink Semiconductor Limited and Zarlink Semiconductor Inc. and Intel Corporation and Intel Corporation (U.K.) Limited (incorporated by reference to Exhibit 99.2 to Form 6-K filed on October 17, 2005)

4.10
Agreement and plan of merger by and among Zarlink Semiconductor Inc., ZLE Inc., Legerity Holdings, Inc., and Navigant Capital Advisors, LLC. (incorporated by reference to Exhibit 4.3 to Form 20-F for the year ended March 28, 2008 filed on June 6, 2008)

4.11
Trust Indenture, dated as of the [30th] day of July, 2007, between Zarlink Semiconductor Inc. and Computershare Trust Company of Canada (incorporated by reference to exhibit 7.1 to registration statement on Form F-10 (File No. 333-144800) filed on July 24, 2007

4.12	Agreement for sale and purchase of the Swindon analog foundry business of Zarlink Semiconductor. (Incorporated by reference to Exhibit 99.1 to Form 6-K filed on April 2, 2008)
4.13	Lease agreement between KBS Southpark Commerce Center II, LLC and Zarlink Semiconductor (U.S.) Inc. dated March 14, 2008.
4.14	Executive employment agreement between Gary Tanner and Zarlink Semiconductor LE Inc. (now Zarlink Semiconductor V.N. Inc.) dated August 1, 2007.
8.1	Subsidiaries of the Company. Refer to Item 4C of this form 20F
12.1	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 302(a) of The Sarbanes-Oxley Act of 2002, President and Chief Executive Officer
12.2	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 302(a) of The Sarbanes-Oxley Act of 2002, Senior Vice President of Finance and Chief Financial Officer
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, President and Chief Executive Officer
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Senior Vice President of Finance and Chief Financial Officer
15(a)	Consent of Deloitte & Touche LLP
15(b)	Consent of Ernst & Young LLP
15(c)	Management Proxy Circular for the Fiscal 2009 Annual Shareholders meeting

Signatures
Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZARLINK SEMICONDUCTOR INC.

By: /s/ Kirk Mandy
                                        (Kirk K. Mandy)
    Dated:  June 4, 2009                         President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Adam Chowaniec (Adam Chowaniec)	Chairman of the Board	June 4, 2009
/s/ Kirk K. Mandy (Kirk K. Mandy)	President and Chief Executive Officer	June 4, 2009
/s/ Oleg Khaykin (Oleg Khaykin)	Director	June 4, 2009
/s/ Hubert T. Lacroix (Hubert T. Lacroix)	Director	June 4, 2009
/s/ J. Spencer Lanthier (J. Spencer Lanthier)	Director	June 4, 2009
/s/ Jules Meunier (Jules Meunier)	Director	June 4, 2009
/s/ Dennis Roberson (Dennis Robertson)	Director	June 4, 2009
/s/ Henry Simon (Henry Simon)	Director	June 4, 2009