Form 20-F
period 2010-03-26
ZARLINK SEMICONDUCTOR INC
filed 2010-06-07
CIK 352435

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended March 26, 2010

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

Andre Levasseur, Senior Vice President of Finance and Chief Financial Officer Zarlink Semiconductor Inc. 400 March Road Ottawa, Ontario, K2K 3H4 (613) 270-7270
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
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 26, 2010 was:

120,906,782 common shares

999,000 preferred shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐  No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No   ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☐  No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

US GAAP                                                                                         International Financial Reporting Standards as issued                                                        Other    ☐
☒                                                                                                     by the International Accounting Standards Board ☐

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).          Yes ☐   No   ☒

"Zarlink” and the "Company" refer to Zarlink Semiconductor Inc. and its consolidated subsidiaries, unless otherwise indicated.

Zarlink reports its financial accounts in U.S. dollars.  All financial information and references to "$" and "dollars" are expressed in U.S. dollars unless otherwise stated.  For periods ended on or prior to March 26, 2010, Zarlink reported financial information expressed in millions of U.S. dollars unless otherwise stated.  Comparative figures have been restated in thousands of U.S. dollars, unless otherwise stated, so as to conform to the presentation adopted in Fiscal 2010.

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

Fiscal Year Ended
(at the end of Fiscal Year for balance sheet data)
(In thousands, except gross margin percentage and per share amounts)

	2010	2009	2008	2007	2006

Income Statement Data:
Revenue	$220,141	$227,165	$183,555	$142,562	$144,954
Gross margin percentage	51%	48%	45%	52%	50%
Research and development expense	42,976	45,994	47,661	32,667	37,491
Income (loss) from continuing operations	7,654	(29,544)	(48,353)	15,766	1,961
Income (loss) from discontinued operations	-	-	-	-	46,791
Net income (loss)	7,654	(29,544)	(48,353)	15,766	48,752
Income (loss) per common share from continuing operations
Basic	0.05	(0.25)	(0.41)	0.11	(0.01)
Diluted	0.04	(0.25)	(0.41)	0.11	(0.01)
Net income (loss) per common share
Basic	0.05	(0.25)	(0.41)	0.11	0.36
Diluted	0.04	(0.25)	(0.41)	0.11	0.36
Balance Sheet Data:
Working capital	$110,995	$86,478	$94,616	$152,196	$139,374
Total assets	214,705	189,535	263,987	211,001	204,476
Long-term debt – convertible debentures	68,900	57,203	77,427	-	-
Redeemable preferred shares	12,787	13,558	14,705	16,138	16,227
Shareholders' equity
Common shares	733,357	738,818	768,509	768,504	768,457
Treasury shares	(1,289)	-	-	-	-
Additional paid-in capital	39,838	33,969	5,119	4,287	2,981
Deficit	(664,110)	(669,872)	(638,389)	(587,720)	(601,262)
Accumulated other comprehensive loss	(36,097)	(35,263)	(35,781)	(34,265)	(34,668)
Dividends Declared per Preferred Share:
In U.S. Dollars	$1.86	$1.77	$1.95	$1.76	$1.67
In Canadian Dollars	2.00	2.00	2.00	2.00	2.00

Number of common shares outstanding	120,907	122,426	127,346	127,343	127,318

Discontinued operations in Fiscal 2006 relate to the sale of our RF Front-End Consumer business.

Selected Quarterly Financial Data

(Unaudited, in thousands, except gross margin percentage and per share amounts)

	First	Second	Third	Fourth	Full
FISCAL 2010	Quarter	Quarter	Quarter	Quarter	Year

Revenue	$53,608	$53,596	$54,425	$58,512	$220,141
Gross margin	26,863	26,931	28,351	30,968	113,113
Gross margin percentage	50%	50%	52%	53%	51%
Net income (loss)	(516)	720	631	6,819	7,654
Net income (loss) per common share – basic	(0.01)	0.00	0.00	0.05	0.05
Net income (loss) per common share – diluted	(0.01)	0.00	0.00	0.05	0.04

	First	Second	Third	Fourth	Full
FISCAL 2009	Quarter	Quarter	Quarter	Quarter	Year

Revenue	$60,511	$61,827	$53,726	$51,101	$227,165
Gross margin	27,590	30,577	26,511	24,356	109,034
Gross margin percentage	46%	49%	49%	48%	48%
Net income (loss)	1,100	7,232	12,100	(49,976)	(29,544)
Net income (loss) per common share – basic	0.00	0.05	0.09	(0.41)	(0.25)
Net income (loss) per common share – diluted	0.00	0.05	0.08	(0.41)	(0.25)

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

We make investments in research and development in an effort to design new products and remain competitive in our markets. For example, in Fiscal 2010, our research and development efforts focused primarily on ultra low-power integrated circuits supporting short-range wireless communications for implantable medical devices, timing products that support the delivery of time-sensitive services over packet-based networks, and line circuit products for enterprise and residential equipment that enables carrier-class voice services over cable and broadband networks. We cannot be certain that we will be successful in developing these new products. Furthermore, the development of our products is a lengthy and highly complex process, and we may experience delays in completing our development initiatives. For example, certain of our products in the Medical group require FDA approval, which can be time consuming and is frequently delayed.  The result of this long process may result in our incurring substantial costs before any products reach market, which may lead to a negative short-term cash flow impact.

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

The markets in which we compete are characterized by an increasing level of company consolidation.  Within these markets, there has been a consolidation of smaller to similar sized companies in an effort to achieve scale, leadership and depth.  Although the economic slowdown experienced in the second half of Fiscal 2009 and into the first half of Fiscal 2010 decreased the level of consolidation, we expect the overall consolidation in the industry trend to continue in the future.   We may make strategic acquisitions and investments or enter into joint ventures or strategic alliances with other companies. Such transactions entail many risks, including the following:

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

We depend on four independent foundries to manufacture the majority of our products, and elimination or disruption of these arrangements could adversely affect the timing of product shipments.

In Fiscal 2010, approximately 79% of our products were sourced from two independent foundries and an additional 13% from two other independent foundries, which supply the necessary wafers and process technologies. We have wafer supply agreements (“WSA”) with two of these foundries, including one with our top supplier, which supply agreements expire between Fiscal 2011 and 2012.  These suppliers are obligated to provide certain quantities of wafers per year under these agreements. These agreements are typically renewed prior to their expiry dates, or automatically renew for a specified period under the existing terms and conditions unless either party provides notification of non-renewal to the other party. These independent foundries also manufacture products for other companies.  In the past, availability of foundry capacity has been reduced due to strong demand. As a result, we may not have access to adequate capacity or certain process technologies as capacity and technologies may be allocated to other customers. As an example, we began to see increased capacity constraints related to wafers used in products of our Communication Products group in the fourth quarter of Fiscal 2010.  We expect these capacity constraints to continue into Fiscal 2011.  In addition, a manufacturing disruption experienced by one or more of our outside foundries or a disruption of our relationship with an outside foundry, including discontinuance of our products by that foundry, would negatively impact the production of our products. If our foundry suppliers were unable or unwilling to manufacture our products in the volumes that we require, then we would need to identify and qualify acceptable additional or alternative foundries. This qualification process could take six months or longer, and such a change may require approval from certain customers. We may not find sufficient capacity quickly enough, if ever, to satisfy production requirements and we may be unable to meet customer demand for our products. This could cause customers to cancel or fail to place new orders, which could have a material adverse effect on our business, financial condition and results of operations.  At the end of Fiscal 2009 one of our former foundries which continued to supply us with wafers, MHS Electronics U.K. Ltd. (“MHS”) entered into receivership which resulted in the transitioning of our production to other suppliers.  This process was completed during Fiscal 2010.

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

We depend on a limited number of customers for a substantial portion of our revenues, and the loss of, or a significant reduction in orders from, any key customer could significantly reduce our revenues.

The loss of any of our key customers, or a significant reduction in sales to any one of them, would significantly reduce our revenues and adversely affect our business. During Fiscal 2010, our ten largest customers accounted for 64% of our revenues. During Fiscal 2010, sales to our top two customers, both distributors, represented 28% of our total revenues. Some of the markets for our products are dominated by a small number of potential customers. Therefore, our operating results in the foreseeable future will continue to depend on our ability to sell to these dominant customers.  While we have been a significant supplier of components used in many of our customers' products, our customers regularly evaluate alternative sources of supply in order to diversify their supplier base, which increases their negotiating leverage with us and protects their ability to secure these components. We believe that any expansion of our customers' supplier bases could have an adverse effect on the prices we are able to charge and volume of product that we are able to sell to our customers, which would negatively affect our revenues and operating results.

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

We are a relatively small company with limited resources compared to some of our current and potential competitors and we may not be able to compete effectively and increase market share.

Some of our current and potential competitors have significantly greater resources and name recognition and a larger base of customers than we have. As a result, these competitors may have greater credibility with our existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours. In addition, we believe some of our current and potential competitors have already established supplier or joint development relationships with the decision makers at our current or potential customers. These competitors may be able to leverage their existing relationships to discourage their customers from purchasing products from us or persuade them to replace our products with their products. These and other competitive pressures may prevent us from competing successfully against current or future competitors, and may materially harm our business. Competition could decrease our prices, reduce our sales, lower our gross margins and/or decrease our market share.

We have experienced operating losses in several prior Fiscal Years, and may not be able to maintain current profitability.

The semiconductor industry is highly cyclical. We have seen periods of significant upturns and downturns.  Although we generated net income in Fiscal 2010, we generated net losses in several prior Fiscal Years during periods of industry downturns. These losses have contributed to negative operating cash flows in some years. If we incur losses in future periods, we may be required to implement additional restructuring activities, which may require that we exit certain markets in order to focus on markets we believe are advantageous. Our failure to maintain profitability and positive operating cash flows, and future restructuring activities, could have a material adverse effect on our financial condition and results of operations.

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

Our operations are exposed to foreign currency rate fluctuations because a significant portion of our costs are incurred in currencies other than the U.S. dollar, while virtually all of our revenues are denominated in U.S. dollars.  The U.S. dollar has fluctuated significantly against other foreign currencies and this trend may continue.  On occasion we use forward contracts and foreign currency options to protect against the volatility of future cash flows caused by changes in foreign currency exchange rates.  The contracts can reduce, but do not eliminate, the impact of foreign currency exchange rate movements on our results.

Some of our assets and liabilities are denominated in foreign currencies, which are subject to the effects of exchange rate fluctuations of those currencies relative to the U.S. dollar. Our most significant liabilities denominated in foreign currencies are our 6% Convertible Unsecured Subordinated Debentures (“convertible debentures”), denominated in Canadian dollars, and our Swedish pension liability denominated in Swedish krona. We have partially mitigated the foreign exchange risk relating to the Swedish pension liability by holding Swedish krona in restricted cash; however, we are exposed to fluctuations in Canadian to U.S. dollar exchange rates in regards to the convertible debentures. At March 26, 2010, taking into account only our convertible debentures, a five percentage point change in the Cdn/U.S. exchange rate will have a non-cash foreign exchange impact of approximately $3.4 million to our earnings in a given Fiscal period.

There are risks inherent in our international operations, which may have a material adverse effect on our business, financial condition and results of operations.

Approximately 80% of our sales in Fiscal 2010 were derived from sales in markets outside North America.  We expect sales from foreign markets to continue to represent a significant portion of total sales in the foreseeable future.  We operate two manufacturing facilities as well as sales and technical support service centers in Europe and Asia.  Certain risks are inherent in our international operations, including the following:

•	Political and economic instability;

•	Unexpected changes in regulatory requirements;

•	Different environmental rules and regulations;

•	The burden of compliance with foreign laws;

•	Different intellectual property laws;

•	Import and export restrictions;

•	Difficulties in staffing and managing operations;

•	Fluctuations in exchange rates against the U.S. dollar;

•	Difficulties in collecting receivables; and

•	Potentially adverse tax consequences.

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

We become defendants in legal proceedings from time to time.  Companies in our industry have been subject to claims related to patent infringement and product liability, as well as contract and personnel claims.  We may not be able to accurately assess the risk related to these suits, and we may be unable to accurately assess our level of exposure.  These proceedings may result in material changes to our operating results in the future if our exposure is material and if our ability to assess our exposure becomes clearer.

Our stock price is subject to volatility, and significant fluctuations may adversely impact the market price of our common shares.

The market price of our common shares has fluctuated significantly in the past, and future market prices could be subject to significant fluctuations due to the following factors:

•	General economic and market conditions in response to variances in anticipated and actual operating results of us or our competitors;

•	Variations in our quarterly operating results;

•	Announcements of new product introductions by us or our competitors;

•	Conditions and cyclical nature of the semiconductor market;

•	Adjustments to our capital structure, including the amount of long-term debt;

•	Mergers and acquisitions; and

•	Speculation and volatility inherent in the current economic climate.

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

Our operating results may vary significantly due to impairment of goodwill and intangible assets booked in connection with acquisitions and the purchase of technologies and licenses from third parties.  For example, during Fiscal 2009, we recorded a goodwill impairment charge of $46.9 million, which had a material negative impact on our operating results.  See Note 9 of the financial statements for discussion of goodwill impairment.  As of March 26, 2010, the value on our consolidated balance sheet of goodwill was $Nil and of intangible assets was $41.9 million, net of amortization. Because the market for our products is characterized by rapidly changing technologies, and because of significant changes in the semiconductor industry and general economic factors beyond our control, our future cash flows may not support the intangibles recorded in our consolidated balance sheet. We are required to test goodwill annually and to assess the carrying values of intangible and tangible assets when events or changes in circumstances indicate that its carrying amount may not be recoverable. As a result of such tests, we have, and could be required in the future to record impairment charges in our statement of income (loss) if the carrying value in our consolidated balance sheet is in excess of the fair value. The amount of any potential impairment is not predictable as it depends on our estimates of projected market trends, results of operations and cash flows. The potential impairment, if required, could have a material adverse impact on our results of operations in future periods.

We have a substantial amount of indebtedness that could adversely affect our financial position and prevent us from implementing future strategies.

In connection with our acquisition of Legerity Holdings Inc (“Legerity”) in Fiscal 2008, we incurred, through the issuance of the convertible debentures, long-term debt with a balance of $68.9 million (Cdn $70.9 million) as at March 26, 2010.  This indebtedness may:

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

Third-party subcontractors located in Asia assemble, obtain packaging materials for, and test some of our products.  In Fiscal 2010, approximately 97% of these services were completed by three subcontractors. Because we rely on third-party subcontractors to perform these functions, we cannot directly control our product delivery schedules and quality assurance. This lack of control has resulted, and could in the future result, in product shortages or quality assurance problems. This could delay shipments of our products or increase our manufacturing, assembly or testing costs. If our third-party subcontractors are unable to obtain sufficient packaging materials for our products in a timely manner, we may experience a significant product shortage or delay in product shipments, which could seriously harm our customer relationships and sales. In addition, quality assurance problems by our third-party subcontractors could result in defective products being shipped to our customers. The cost of product replacements or returns and other warranty related matters could materially adversely affect us.

Some of our subcontractors are located in regions with a higher risk of experiencing earthquakes, floods and other natural disasters. During Fiscal 2008, a flood occurred at our former Swindon foundry. The flood resulted in the complete shut down of the facility and affected our supply of finished product. The occurrence of additional floods or other natural disasters could result in the disruption of our assembly and test capacity. If any of our subcontractors experience capacity constraints or financial difficulties, suffer any damage to their facilities, experience power outages or any other disruption of assembly or testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner. This could result in significant delays in product shipments if we are required to find alternative assemblers or testers for our components. Any problems that we may encounter with the delivery, quality or cost of our products could damage our customer relationships and adversely affect our business, financial conditions and results of operations.

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

Compliance with new accounting standards, including the planned transition to International Financial Reporting Standards (“IFRS”) will have cost and accounting implications.

The Financial Accounting Standards Board (“FASB”), the SEC, and other bodies that have jurisdiction over the form and content of our accounts frequently consider and interpret proposals and existing pronouncements designed to ensure that companies disclose relevant and transparent information relating to their respective businesses. The pronouncements and interpretations of pronouncements by FASB, the SEC, and other bodies may have the effect of requiring us to account for our operations in a different manner. For example, as discussed in Item 5 of this Form 20-F, we have commenced a project to transition our financial reporting to comply with IFRS. Our financial results under IFRS may be materially different from what they would be under U.S. GAAP. In addition, this transition will result in our incurring additional costs.

Our global growth is subject to a number of economic risks.

Over the past two years, financial markets in the United States, Europe and Asia experienced extreme disruption, including among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Governments took unprecedented actions intended to address extreme market conditions that include severely restricted credit and declines in real estate values. These conditions have not impaired our liquidity for operational purposes. There can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies, which may impair our liquidity in the future. The tightening of credit in financial markets adversely affects the ability of customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in or cancellation of orders for our products. Our global business is also adversely affected by decreases in the general level of economic activity, such as decreases in business and consumer spending, and in the financial strength of our customers and suppliers. We are unable to predict the likely duration and severity of the disruptions in financial markets and adverse economic conditions in the U.S. and other countries.

Securities we issue to fund our operations could dilute our current common shareholders’ ownership.

We may decide to raise additional funds through public or private debt or equity financing. If we raise funds by issuing equity securities, the percentage ownership of current stockholders will be reduced and the new equity securities may have priority rights to those of the common shareholders.  We may delay, limit or eliminate some or all of our proposed operations if adequate funds are not available.

We may convert our convertible debentures into common shares, which will result in the dilution of our current common shareholders’ ownership.

The principal amount of the convertible debentures of which $68.9 million was outstanding on March 26, 2010 is repayable on September 30, 2012, in lawful money of Canada, or at the option of Zarlink, by issuance of common shares. In addition, subject to the terms of the trust indenture and regulatory approval, the interest payable on the convertible debentures may also be settled in common shares. The dilutive effect of issuing common shares in settlement of either interest or principal on our convertible debentures would have a material impact on the current common shareholders’ ownership percentage.

U.S. investors of our shares could be subject to adverse United States federal tax consequences if we are considered a passive foreign investment company (or PFIC) for United States federal income tax purposes.

There is a risk that we could be classified as a PFIC which would result in adverse United States federal income tax consequences to U.S. holders of our shares.  In general, a non-U.S. corporation is treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income (including the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including the assets of certain 25% or more-owned corporate subsidiaries) produce, or are held for the production of, passive income.  The determination of PFIC status is made on an annual basis and is subject to factual uncertainties over which we have limited control because it depends upon the valuation of our shares, as well as our other assets and income.  Although we do not believe that we will be treated as a PFIC during the current Fiscal Year and we do not expect to become a PFIC in the foreseeable future, there can be no assurance in this regard.  If we were classified as a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our shares, such U.S. holder will be subject to certain adverse United States federal income tax consequences, as discussed in the section entitled “Taxation—Material United States Federal Income Tax Considerations; Passive Foreign Investment Company Considerations”.  The PFIC rules are complex and a U.S. holder of our shares is urged to consult its own tax advisors regarding the possible application of the PFIC rules.

Item 4 Information on the Company

 A.           History and Development of the Company

Our legal and commercial name is Zarlink Semiconductor Inc.

Zarlink was incorporated in Canada in 1971 and continued under the Canada Business Corporations Act in 1976.  The registered office and the executive offices are located at 400 March Road, Ottawa, Ontario, Canada K2K 3H4. The main telephone number is (613) 592-0200.  Our common shares are listed under the symbol "ZL" on the Toronto Stock Exchange (“TSX”) and under the symbol “ZARLF” on the over-the-counter market in the United States.  Our website address is www.zarlink.com.  Our preferred shares and convertible debentures are listed under the symbols "ZL.PR.A" and “ZL.DB”, respectively, on the TSX.

On May 14, 2010, Zarlink sold the assets of its Optical Products group to Tyco Electronics Corporation (“Tyco Electronics”) for approximately $15.0 million in cash.

On February 29, 2008, Zarlink sold its analog foundry in Swindon, U.K. to MHS, a subsidiary of MHS Industries Group for one British pound. In addition, Zarlink paid MHS $3.0 million (€2 million) to support restructuring initiatives.

On August 3, 2007, Zarlink acquired 100% of the capital stock of Legerity for $137.3 million in cash, including $2.8 million of direct transaction costs.

 B.           Business Overview

Zarlink designs mixed-signal semiconductor products for a range of communications and medical applications.  In addition, prior to May 14, 2010, we designed mixed-signal semiconductor products for a range of optical applications. Mixed-signal integrated circuits (“ICs”) combine both analog and digital circuits on a single semiconductor chip.

Our core capabilities are in communication network timing and synchronization, line circuits, telecom networking, and ultra low-power wireless communications, and prior to May 14, 2010, in optical interconnect. Zarlink has shipped more than 1 billion chips to date, and offers over 900 active products to its global customers. Our highly integrated ICs, chipsets, system-on-chip (“SoC”) and module solutions address performance, power, cost and design concerns for telecom and medical equipment manufacturers, data center operators and system integrators.

On May 14, 2010, Zarlink sold substantially all of the assets and business of its Optical Products group to Tyco Electronics for approximately $15.0 million in cash. Since the sale occurred after the Fiscal Year ended March 26, 2010, the information contained in this Annual Report on Form 20-F does not give effect to the sale except as otherwise specified.

 Business Strategy

Zarlink is working to capitalize on opportunities in the evolving communications and medical markets. We believe that developing specialized products that address critical performance and design challenges in these markets will provide revenue growth opportunities. This includes designing and delivering:

•	Line circuit products that enable high-quality telephone service over cable and broadband networks;

•
Timing and synchronization products that help carriers more efficiently deliver time-sensitive voice, video, data and multimedia traffic, including bandwidth-intense smartphone services, over wireless and wired networks;

•	Telecom networking and voice enhancement technologies that support efficient services over converging circuit and packet networks; and

•	Ultra low-power radio chips and modules that link implanted and wearable medical devices and monitoring/programming equipment to help improve patient care and lower healthcare costs.

Key to this business strategy is our unique ability to integrate complex functionality into single-chip, chipset and module solutions. These highly integrated products demand less board space and reduce the number of external components required to help customers simplify design and speed time-to-market versus competing approaches. In addition, we design our products to meet the latest industry standards for performance and power consumption.

 Industry

Communications

In the communications market, consumers are increasingly adopting new devices, applications, and services that provide real-time access to information. This includes mobile smartphones that provide access to content-rich, data-intense information and applications, and voice, internet, and television services.

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

•	Wireless operators need to increase capacity to support data-intense applications enabled by smartphone devices.

Our line circuit products enable high-quality telephone service over broadband infrastructures, including cable, DSL and FTTH networks. These products help network equipment manufacturers to lower their design and material costs by providing the necessary voice interface functions in a compact, integrated solution.

The low-power requirements of our line circuit products help manufacturers meet emerging “green” environmental standards that limit energy consumption for broadband equipment. The chipsets integrate remote line diagnostic capabilities that allow service providers to centrally identify and quickly resolve customer issues, minimize system downtime, and reduce costly technician visits.

Our timing and synchronization products efficiently manage time-sensitive traffic, allowing service providers to reliably deliver revenue-generating voice, video and data services over wireless and wired packet networks.  For example, wireless networks face significant capacity pressure as consumers increasingly use smartphones to send and watch video, browse the web, and connect over social media. Most notably, traditional backhaul methods that rely on low data rate leased lines to move traffic from cellular base stations to the network backbone are both expensive to operate and overwhelmed by new bandwidth-intensive communication services.

In response, operators are migrating to higher bandwidth, lower cost packet infrastructures to backhaul traffic across their networks. Where traditional networks are designed to provide synchronization, packet networks must incorporate next-generation timing techniques to ensure network synchronization. Zarlink’s network timing products enable wireless operators to migrate to packet networks to efficiently deliver new revenue-generating, data-intense smartphone applications and maintain service quality for traditional voice services.

In Fiscal 2010, we introduced a new platform of timing products that help solve performance and reliability issues for high-speed optical transport network (“OTN”) and communications equipment applications. Zarlink’s ClockCenter synchronous products synchronize "any rate, any port, all the time", meaning the single-chip solution accepts and generates any frequency required to support all communication services delivered over optical and Ethernet networks. In comparison, other products on the market force equipment manufacturers to rely on multiple devices to achieve the same flexibility supported by single-chip Zarlink ClockCenter products.

Zarlink ClockCenter free run products target a new customer base, which designs equipment for a range of applications that have traditionally relied on multiple oscillators, logic converters and fan outs to time processors, memory chips, physical layer chips and more. Zarlink ClockCenter free run products enable equipment manufacturers to replace multiple external components with an integrated single-chip device that helps lower bill of material costs, reduces board space requirements, simplifies design complexity and improves performance reliability.

The deployment of packet networks presents an ongoing opportunity for Zarlink’s telecom networking products. Communication services must seamlessly flow across installed “circuit-switched” equipment and new packet-based technologies for an extended period of time. This requires telecom networking semiconductor technologies that can groom and manage traffic across both legacy and next-generation equipment. Our voice processing technologies help ensure superior sound quality in a wide range of applications, including hands-free in-car voice systems and speakerphones.

Medical Market

New medical devices that integrate wireless technology are driving demand for semiconductor SoC and module solutions that combine ultra low-power and short-range radio frequency (“RF”) capabilities. These wirelessly enabled devices are supporting new applications and therapies in an effort to improve patient care and lower healthcare costs. Wireless technologies can be used for home-based health monitoring applications that provide “always-on” supervision of patients, and to help shorten and in some situations avoid surgical procedures.

Our radio SoCs and fully integrated modules address critical power and performance requirements, as medical device manufacturers develop communication systems that link in-body and on-body devices with remote monitoring and programming equipment. By consuming minimal power and integrating unique “wake-up” functionality, our radio chips allow medical device designers to incorporate advanced wireless features into battery powered implanted devices without significantly impacting device operating life.

Zarlink’s radio chips and modules are the only merchant semiconductor solutions that comply with the Medical Implant Communication Service (“MICS”) standard governing frequency band, bandwidth and transmit power operations for in-body communications. Our highly integrated, standards-compliant products, coupled with our understanding of quality and regulatory requirements for the healthcare industry, help our customers quickly design and introduce new technologies for the growing medical wireless products market.

Optical Market

Data center operators require new interconnect technologies to support higher bandwidth multimedia and data service traffic, help simplify expansion, and lower power requirements.

Zarlink’s fully integrated ZLynx active optical cables are an easy to install “plug-and-play” solution for data center and computer cluster interconnect. Our high-bandwidth ZLynx cables support an extended reach of up to 100 meters, or 10 times further than competing copper-based solutions. In addition, our light-weight, flexible cables simplify and speed equipment installation, as well as help cut operating expenses by reducing cooling requirements. Our Zarlink Optical Engine (“ZOE”) is a family of ultra-compact, speed-scalable multi-channel optical sub-assemblies that deliver significant signal integrity, power per bit and cost per bit advantages over any previous data center interconnect products.

Products and Customers

Zarlink products provide high levels of feature integration in single chips, chipsets and modules. Compared with competing technologies, our products simplify design, lower component costs, reduce power consumption and offer superior performance, to help improve our customers’ end products.

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

We have an established base of more than 400 customers in a diverse spectrum of end-markets, including equipment manufacturers and in the telecommunications, medical, and optical industries. Zarlink generates revenue through direct sales and indirectly through distributors.  In Fiscal 2010, Zarlink had revenues from two distributors (Avnet Electronics Marketing group and Asiacom Technology Limited), which exceeded 10% of total sales.  Worldwide sales to Avnet Electronic Marketing group in Fiscal 2010 amounted to $36.7 million, representing 17% of sales (Fiscal 2009 - $41.9 million, or 18%; Fiscal 2008 - $38.4 million, or 21% of sales).   Worldwide sales to Asiacom Technology Limited in Fiscal 2010 amounted to $25.0 million, representing 11% of sales (Fiscal 2009 and Fiscal 2008 - below 10% of sales).

Zarlink’s products are grouped into three main categories, as described below.

Communication Products

Line Circuits

Zarlink’s line circuit products allow equipment manufacturers to more easily add voice service to broadband connections. Compared with other products available on the market, our highly integrated chipsets reduce bill-of-material costs and simplify equipment design to reduce time-to-market, while helping meet emerging low-power performance requirements for broadband equipment. Our products integrate remote line diagnostic capabilities that allow service providers to reduce operating costs by centrally identifying and quickly resolving customer issues to minimize costly technician service calls.

Our line circuit portfolio includes access infrastructure products that perform all the functions necessary to create a 2-wire, twisted-pair telephone interface from any broadband digital source and residential gateway voice solutions for voice-over-broadband residential and business equipment.

Timing and Synchronization

Customers use our Timing and Synchronization products to ensure high-quality, reliable and error-free voice, video, data and mobile services over wireless and wired networks. The highly integrated, single-chip solutions simplify design, lower component count and reduce power consumption, while meeting strict performance requirements to help ensure maximum network uptime.

Our broad Timing portfolio consists of Synchronous Ethernet and Timing over Packet products that support service deployment over packet-based networks, and new ClockCenter synchronous products for OTN applications and ClockCenter free run products for telecommunications equipment. The portfolio also includes digital phase locked-loop (“PLL”) devices for T1/E1 equipment, analog PLLs for Synchronous Optical Network/Synchronous Digital Hierarchy (“SONET/SDH”) applications and Circuit Emulation Services-over-Packet (“CESoP”) processors capable of transparently tunneling circuit-based time-division multiplexing (“TDM”) traffic with carrier-grade quality over many types of packet networks.

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

Medical Products

Wireless Medical Products

Our Medical Implant Communication Service (“MICS”) radio chips and modules wirelessly link implanted medical devices, including pacemakers, defibrillators, neurostimulators, drug pumps and physiological monitors, with remote monitoring and programming equipment. Using Zarlink’s radio technology, medical device manufacturers can design in-body communication systems that support new monitoring, diagnostic and therapeutic applications to improve patient care and lower healthcare costs. For example, Zarlink’s radio chip technology is used in Given Imaging’s platform of swallowable camera capsules. These wireless endoscopy solutions rely on Zarlink’s ultra low-power RF transmitter chip to relay real-time, full color images of the gastrointestinal tract, esophagus, and colon.

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

ZLynx active optical cables are fully integrated, plug-and-play interconnect solutions for data centers and computer clusters. ZLynx cables are more flexible, lighter weight and consume less power than traditional copper assemblies, helping data center operators simplify expansion and reduce operating costs. Our parallel fiber optical modules (“PFOMs”) and quad small form-factor pluggable (“QSFP”) modules combine ultra-high capacity channel transfer into one integrated device, providing equipment manufacturers with board space and power savings.  The ZOE family of ultra-compact, speed-scalable multi-channel optical sub-assemblies deliver significant signal integrity, power per bit and cost per bit advantages over any previous data center interconnect products.

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

Our revenue based on the geographic location of customers was distributed as follows:

(in thousands)	2010(1)	% of Total	2009(1)	% of Total	2008(1)	% of Total

Asia Pacific	$115,622	53%	$113,659	50%	$84,905	46%
Europe	59,625	27	59,276	26	53,313	29
United States	42,544	19	49,392	22	40,736	22
Canada	915	0	2,082	1	2,472	2
Other Regions	1,435	1	2,756	1	2,129	1
Total	$220,141	100%	$227,165	100%	$183,555	100%

(1) Such revenue includes Optical Products group revenues for each of the respective periods. On May 14, 2010, we completed the sale of substantially all of the assets comprising the Optical Products group.

 Sales, Marketing and Distribution

The principal customers for Zarlink's semiconductors are telecommunications and healthcare equipment manufacturers.  Our products are also marketed to network operators and installers.

We sell through both direct and indirect channels of distribution.  Factors affecting the choice of channel include, among others, customer preference, end-customer type, the stage of product introduction, geographic presence and location of markets, and volume levels. Our products are sold in more than 40 countries through local Zarlink sales offices and our distributor network. Our strategic account program focuses on the development of business with the key customers in all the market segments we serve.

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

 Asia Pacific

In the Asia Pacific area, China, Korea, Japan, Taiwan, and Malaysia represent the largest markets by country. Zarlink’s regional headquarters for Asia Pacific is in Singapore, and we also have offices in Japan, Korea, and China.  In Fiscal 2010, approximately 59% of sales in these areas were achieved through distributors.  An important function of the sales offices is to link customers with our applications support groups. The sales offices manage key customer and distributor relationships and opportunities, and ensure the most effective use of applications resources.

 Europe

Historically, sales in Europe have been made primarily through our direct sales channel, particularly in the medical application specific integration circuits (“ASIC”) and wireless markets.  Distributors play an important role in the European region, accounting for approximately 29% of sales in this area in Fiscal 2010.  We maintain technically qualified sales teams across the entire region and support them with a team of applications engineers.

 Americas

We use a combination of direct sales teams and manufacturer’s representatives to reach a broad spectrum of customers in the United States and Canada. We also depend on distributors for fulfillment requirements and demand creation in several geographical territories in the Americas Region.  In Fiscal 2010, approximately 33% of sales in these areas were achieved through distributors.  The direct sales force includes major account teams that target specific large customers for standard product designs.

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

Our main global competitors for network communications products include PMC-Sierra, Inc., Agere Systems, Inc., Lantiq, Integrated Device Technology, Inc., Silicon Laboratories, Inc., and Semtech Corporation.  We believe that Zarlink competes favorably based on our intellectual property rights for proprietary designs, and our proven ability to meet regulatory and industry standards.

In the medical IC market, Zarlink competes mainly with Texas Instruments Inc., ON Semiconductor, and Microsemi Inc., in addition to system original equipment manufacturers (“OEMs”) with in-house design capability, and smaller ASIC design houses.   Zarlink sells to most healthcare OEMs worldwide.  We believe that Zarlink has a competitive advantage based on our world-class low-power design skills, application knowledge, and intellectual property, in conjunction with our comprehensive and certified quality system and long experience with key customers in the highly regulated medical device industry.

Our main competitors in the optical market consist of Avago Technologies, Ltd., and Emcore Corporation.  We believe Zarlink has a competitive advantage through our vertically integrated delivery of high quality and robustly designed optical products.

 Manufacturing

In keeping with our mostly “fabless” business model, we have no wafer fabrication facilities.  The majority of our products are sourced from four independent foundries that supply the necessary wafers and process technologies.

Although our products share a common production process, the selection of manufacturing sites or suppliers is dependent on the type of semiconductor to be manufactured and the required process and technology.

During Fiscal 2010 we decreased the number of foundries from which we source wafers, in order to consolidate our supply chain and achieve increased economies of scale.  We have WSAs with two foundries, which WSAs expire at various times from Fiscal 2011 to 2012. These agreements are typically renewed prior to their expiry dates, or automatically renew for a specified period under the existing terms and conditions unless either party provides notification of changes to the other party.

A small portion of IC probe and finished goods testing continues to be done at our facility in Caldicot in the United Kingdom.  As at the end of Fiscal 2010, the majority of our IC probe and finished goods testing has been outsourced to third party providers, and we expect to fully outsource these activities by the end of Fiscal 2011.  In addition, we continue to perform test and assembly for medical product modules.  Until May 14, 2010, optoelectronic components and modules were produced at our Järfälla, Sweden facility using gallium arsenide and indium phosphide processes.

Our semiconductor and optoelectronic manufacturing facilities and quality management systems are certified to the strict standards established by the International Organization for Standardization. In addition, our processes must comply with the European Union directive Restriction of Hazardous Substances (“RoHS”), which defines the specific hazardous materials that were required to be eliminated by July 2006. We produce Pb-free IC devices and are compliant with the RoHS directive.  Some of our customers are exempt from complying with the directive, and as such we have maintained our capability to produce original products for these customers.

 Proprietary Rights

We own many patents and have made numerous applications for patents relating to communications and semiconductor, and medical technologies.  We believe that the ownership of patents is an important factor in exploiting associated inventions and provides protection for our patentable technology in the areas referred to above.

The "ZARLINK" trademark and the Zarlink corporate logo are registered in Canada and in the United States, and have been registered in certain other countries where we conduct business. The "LEGERITY" trademark and the Legerity corporate logo are registered in the United States. Most of our other trademarks are registered or applications for registration have been filed in various countries where management has determined such registration to be advisable.  We believe that our trademarks are valuable and generally support applications for registration of marks in countries where the assessment of potential business related to the sale of products or services associated with such marks justifies such action.

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

 C.           Organizational Structure

The following subsidiaries are 100% owned, directly or indirectly, by Zarlink Semiconductor Inc.

Name	Country of Incorporation or Residence

Zarlink Semiconductor (U.S.) Inc.	U.S.A.
Zarlink Semiconductor V.N. Inc.	U.S.A.
Legerity International, Inc.	U.S.A
Zarlink Semiconductor Limited	United Kingdom
Zarlink Semiconductor Holdings Ltd.	United Kingdom
Zarlink Microelectronic Limited	United Kingdom
Zarlink Semiconductor Overseas Limited	United Kingdom
Zarlink Semiconductor AB	Sweden
Zarlink Semiconductor S.A.R.L.	France
Zarlink Semiconductor GmbH	Germany
Zarlink Semiconductor XIC B.V.	Netherlands
Zarlink Semiconductor (Asia) Pte. Ltd.	Singapore
Zarlink Srl	Italy
Legerity BVBA	Belgium
Plessey Italy Srl	Italy
Zarlink K.K.	Japan

 D.           Property, Plants and Equipment

We own one office facility in Swindon, United Kingdom totaling approximately 33,000 sf which is no longer in use and is currently held for sale, as discussed in Note 7 of Item 18 to this Form 20-F.

We also own a 271,320 sf facility in Järfälla, Sweden that is used for semiconductor manufacturing, R&D and administration, of which 101,800 sf is leased to tenants.  Subsequent to the sale of substantially all of the assets comprising the Optical Products group on May 14, 2010, an additional 57,140 sf of this facility was leased to a new tenant.  The lease period expires in Fiscal 2016.

We occupy 209,890 sf of leased space in Ottawa, Canada.  Our Ottawa leased space consists of two interconnected buildings used for design, sales, administration, and integrated circuit design.  Approximately 86,690 sf of the space is sub-let to ten tenants with sub-lease periods expiring from Fiscal 2011 to 2012.

We occupy 70,700 sf of leased space in Austin, Texas, United States that is used for design and sales. Approximately 23,750 sf of the space is sub-let to one tenant with the sub-lease period expiring in Fiscal 2014.

We occupy 30,110 sf of leased space in Caldicot, United Kingdom that is used for hybrid modules, manufacturing and administration. The lease period expires in Fiscal 2014.

We also lease and operate 13 regional facilities, totaling 60,300 sf, primarily dedicated to design and sales.  A geographical breakdown of these facilities is as follows: three additional locations in the United States totaling 42,870 sf; two additional locations in the United Kingdom totaling 5,050 sf; three locations in Europe totaling 3,830 sf (Italy, Germany and the Netherlands); and five locations in the Asia Pacific region totaling 8,550 sf.

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

We generate revenue through both direct sales and sales to distributors.  Distributor sales accounted for approximately 46%, 45% and 41% of our sales in Fiscal 2010, 2009 and 2008, respectively.

In accordance with guidance contained in the Revenue Recognition Topic of the FASB Accounting Standards Codification (“ASC”), we recognize product revenue through direct sales and sales to distributors when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) transfer of title has occurred, (iii) the price to the customer is fixed or determinable, and (iv) collection of the resulting receivable is reasonably assured.

In addition, we have agreements with distributors that cover three sales programs, specifically:

•	ship and debit claims, which provide for pricing adjustments based upon distributor resale;

•	stock rotation claims, which provide for certain stock return rights earned against sales; and

•	sales rebates, which provide for refunds on certain products purchased.

We accrue for these programs as a reduction of revenue at the time of shipment. In estimating our sales provisions, we examine historical sales returns as a percentage of distributor revenue for the preceding two Fiscal Years, considering trends particularly in recent months. We also consider other known factors, including estimated inventory held by our distributors.  We recognize revenue at the time of shipment in accordance with guidance in the Revenue Recognition Topic of the FASB ASC, because of the following:

i)	The price to the buyer is fixed or determinable at the date of sale;
ii)	The distributor is obligated to pay us, and the obligation is not contingent on resale of the product;
iii)	The distributor’s obligation to us would not be changed in the event of theft or physical destruction or damage of the product;
iv)	The distributor has economic substance apart from that provided by us;
v)	We do not have significant obligations for future performance to directly bring about resale of the product by the distributor; and
vi)	The amount of future returns can be reasonably estimated.

We record all revenue net of all sales and related taxes, in accordance with guidance in the Revenue Recognition Topic of the FASB ASC.

As at March 26, 2010 our sales provisions were $5.5 million (2009 - $4.2 million). In estimating our sales provisions, we are required to estimate future sales returns or pricing adjustments. If actual sales returns or pricing adjustments exceed our estimates, we could be required to record additional reductions to revenue.  Please see the “Valuation and Qualifying Accounts” in this Form 20-F, which details the movement in our sales provisions.

Our ship and debit program is available exclusively to certain of our distributors.  We currently have ten distributors with ship and debit privileges.  The top three distributors account for approximately 80% of all claims.  All ship and debit claims are governed by an agreement with the individual distributor, and are used to assist the distributor to offer competitive prices to certain of its end customers, which are pre-approved by us.  The ship and debit provision of distributor agreements are similar, and set out whether and under what circumstances a claim can be made, and the maximum credit offered.  As a result, our maximum liability is determinable at the time of initial sale to the distributor.  Based on historical experience with ship and debit claims, we have found that claims usually arrive within three months of the initial sale to the distributor.  In some cases this time period has been longer, such as when general economic conditions change, causing distributors to carry excess inventory.  This type of change is taken into account when the review of reserve provisions is completed.

Our stock rotation claims program is available to certain of our distributors.  Under this program, certain distributors are allowed to return a small percentage of the product, up to a maximum amount, sold to them during the previous six months.  Distributors must place an order for the same amount to replace the returned items.  We accrue for this program at the time of shipment.  In the event that our major distributors are unable to sell the products they have on hand, we may experience product returns greater than provisioned for, or be left with excess inventory of certain products.

Our sales rebates program is available to certain of our customers, for certain of our products.  Under this program, certain customers are able to claim a rebate or credit for certain products purchased.  Under certain agreements with customers, the customer is required to meet a minimum purchase threshold of the product before being able to make a claim under the program.  We accrue for this program at the time of shipment.  In the event that our major customers purchase products under this program in quantities greater than our estimates, we may experience claims for rebates greater than provisioned for, which would reduce revenue in future periods.

Business Combinations

We account for acquisitions of companies in accordance with the Business Combinations Topic of the FASB ASC.  We allocate the purchase price to tangible assets, intangible assets, and liabilities based on fair values with the excess of purchase price amount being allocated to goodwill.

In the past our acquisitions have resulted in the recognition of significant amounts of goodwill and acquired intangible assets.  In order to allocate a purchase price to these intangible assets and goodwill, we made estimates and judgments at the time of each acquisition based on assumptions about the future income producing capabilities of the acquired assets and related future expected cash flows. We also made estimates about the useful life of the acquired intangible assets at the acquisition dates.  Should different conditions prevail, we could incur write-downs, or change the estimated useful life of those intangible assets.

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

A decrease in the current demand for our products could result in us recording a higher provision on the parts we have in inventory. The inventory items that would be most affected by a decrease in demand are those with short product life cycles because they may be replaced by newer parts before their demand recovers. In the event, that inventory items are written off our net income (loss) would be lower (higher) in the period of recognition.

 Restructuring

We have undertaken, and may in the future undertake, restructuring initiatives that have required the development of formalized plans for exiting certain activities. Restructuring activities have been accounted for in accordance with the Exit or Disposal Cost Obligations Topic of the FASB ASC. These activities require estimation of the cost and timing of expenses for severance, idle facility, and other restructuring costs.  In estimating severance costs, we are required to estimate the timing and amount of future payments. In estimating idle facility costs, we are required to estimate future lease operating costs, the amount of sublease revenue that we expect to receive, and the discount rate.  Idle facility costs are recorded as a component of provisions for exit activities. At the end of each reporting period, we evaluate the balance in the provisions for exit activities. This evaluation could result in an increase or decrease to the provisions, which could result in an increase or decrease in expense in future periods. As at March 26, 2010, we had provisions for exit activities of $0.6 million (2009 - $3.8 million).

As discussed, in determining our restructuring provision, we estimate the amount of sublease payments that we expect to receive. In Fiscal 2010, we revised our estimated sublease payments because we anticipated not being able to sublease the space for the same amount as we originally estimated. We incurred $0.7 million of additional idle space costs in Fiscal 2010 related to the restructuring plan announced in the fourth quarter of Fiscal 2009.  We are not certain that the actual costs will approximate this estimate, and any change in these assumptions could increase or decrease restructuring costs in future periods.

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

We have recorded a valuation allowance on our deferred tax assets, and recorded only deferred tax assets that can be applied against income in taxable jurisdictions or applied against deferred tax liabilities that will reverse in the future. As at March 26, 2010, our valuation allowance was $238.8 million (2009 - $247.9 million). In Fiscal 2010 we recorded a $4.0 million deferred tax asset relating to a reassessment of our likelihood to utilize losses in foreign tax jurisdictions. In establishing our valuation allowance, we consider factors including forecasted future taxable income, loss carry-backs, and tax planning strategies.  We periodically review our deferred tax assets and valuation allowance to determine whether these balances are reasonable.  When we perform our quarterly assessments of our deferred tax assets and valuation allowance, we may record an adjustment, which may increase or decrease income tax expense in the period of the adjustment.

Pension Liabilities

We have defined benefit pension plans in Sweden and Germany. The pension liabilities related to these plans are determined by actuarial valuations, which require us to make certain judgments and estimates relating to inflation rates, discount rates, salary increase rates, and expected rates of returns on plan assets. These assumptions are evaluated on an annual basis and may change based on economic conditions, and a change in these assumptions could increase or decrease pension expense in future periods.

Product Warranties

In the normal course of business, we provide standard warranties, which cover the first twelve months after purchase and in some cases extended warranties; along with indemnification protection for our products. Our liability for breach of our warranty is limited, at our option, to repair, replace or credit the buyer the purchase price paid for the products returned during the applicable warranty period and determined by us to be subject to warranty relief and limited claims arising from epidemic failure. If we determine that a product sale is subject to warranty relief, we will record an accrual for the costs associated with resolving the warranty claim.  Historically, our claims on warranty have been small and our estimates have been accurate, however, a change in these estimates could result in a decrease or increase to expense in future periods.  As at March 26, 2010, we had provisions for warranty claims of $0.1 million (2009 - $0.1 million).

Goodwill and Long-Lived Assets

In accordance with the Intangibles, Goodwill and Other Topic of the FASB ASC, we review goodwill for impairment annually, or more frequently if facts and circumstances warrant a review. In performing our goodwill impairment test, we compare the fair value of the related reporting unit to its carrying value. A reporting unit may be either an operating segment as a whole, or a unit one level below an operating segment, which is referred to as a component. If the fair value of the reporting unit exceeds its carrying value, then goodwill is not impaired. If the carrying value exceeds the fair value, then the implied fair value of the goodwill is calculated. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.  During Fiscal 2009, as a result of declines in forecasted cash flows, as well as a higher discount rate used in the discounted cash flow model, reflecting a higher cost of equity due to the decrease in share price and market capitalization, we recorded a goodwill impairment charge of $46.9 million, which had a material negative impact on our operating results. See Note 9 of the financial statements for discussion of goodwill impairment.  As at March 26, 2010, we had goodwill of $Nil (2009 – $Nil).

In determining the fair value of a reporting unit, we use a discounted cash flow model. Establishing fair value requires the use of estimates and assumptions, which include projected future cash flows, expected periods of cash flows, and discount rates. Changes in the estimates and assumptions used could materially affect the results of our evaluation.

We evaluate the recoverability of property, plant and equipment and definite life intangible assets in accordance with the Property, Plant, and Equipment Topic of the FASB ASC. We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset groupings may not be recoverable. In assessing the impairment, we compare projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful life against their carrying amounts. If projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on expected discounted cash flows. In assessing impairment, we are required to estimate projected future cash flows, expected useful lives of assets, and discount rates. Changes in the estimates and assumptions used could result in asset impairment charges in future periods.  At Fiscal 2009 year-end, we determined that the decrease in semiconductor industry sales, due to the economic downturn, represented a change in circumstances that triggered a requirement under the Property, Plant, and Equipment Topic of the FASB ASC to assess a potential impairment of our intangible assets. Based on an analysis of the projected undiscounted net cash flows associated with the intangible assets being greater than their carrying amounts, no impairment was recorded.

One of the impacts of the economic downturn during the second half of Fiscal 2009 and into Fiscal 2010 was the reduction of real property values in many locations throughout the world. As a result of a decline in value, in Fiscal 2009 we recorded a $1.2 million impairment on our Swindon U.K. office property which is no longer in use and is currently held for sale.  Due to continued deterioration in real estate markets in the U.K., as well as weakness in the British pound, we determined that there was a further impairment on the asset of $1.2 million in the fourth quarter of Fiscal 2010.  If conditions worsen in the future, we may be required to book additional impairment charges on this asset.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is based on our assessment of the collectability of customer accounts. A considerable amount of judgment is required in order to make this assessment including a detailed analysis of the aging of our accounts receivable and the current credit worthiness of our customers and an analysis of historical bad debts and other adjustments. If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than our historical experience, our estimate of the recoverability of amounts due could be adversely affected. We revisit our allowance for doubtful accounts on a quarterly basis and adjust the estimate to reflect actuals and change in expectations.  We also take out credit insurance for certain customer balances to help mitigate credit risk.

As of March 26, 2010 and March 27, 2009, the total provision was $12,000 and $0.6 million, respectively.

Stock Compensation Expense

In accordance with the Stock Compensation Topic of the FASB ASC, stock-based awards to employees are recorded at fair value.  The estimated fair value of the awards is amortized to expense over the requisite service period of the awards on a straight-line basis.  Stock compensation expense has also been recorded in circumstances where the terms of previously fixed stock-based awards were modified.

We have estimated the fair value of our stock option awards to employees and non-employee directors using the Black-Scholes-Merton option pricing-model. This model considers, among other factors, share prices, option prices, share price volatility, the risk-free interest rate, dividends, and expected option lives. In addition, guidance requires that we estimate the number of stock options which will be forfeited. Expected share price volatility is estimated using historical data on volatility of our stock. Expected option lives and forfeiture rates are estimated using historical data on employee exercise patterns. In Fiscal 2010, a 10% increase or decrease in estimated forfeiture rates would have resulted in an insignificant change in expense for the period. The risk-free interest rate is based on the yield of government bonds at the time of calculating the expense and for the period of the expected option life. If we change any of these assumptions, this could increase or decrease our stock compensation expense in future periods.

For stock-based awards that are cash settled and classified as liabilities, stock-based compensation cost is re-measured at each reporting date until the date of settlement.  The fair value of units awarded under our Medium-Term Cash Inventive Plan (“MTCI Plan”) and our Deferred Share Unit Plan (“DSU Plan”) is calculated based on the market price of our common shares on the date of grant, and is re-measured at each reporting date using the closing price on the TSX until the date of settlement.  Awards under the MTCI plan vest after three years.  Also, the accounting guidance requires that we estimate the number of units under these plans which will be forfeited.

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

 International Financial Reporting Standards Implementation

As an SEC issuer within the meaning of Canadian securities legislation, we currently prepare our financial statements in accordance with U.S. GAAP and our financial statements are audited in accordance with U.S. Generally Accepted Auditing Standards (“GAAS”).  This option is made available under National Instrument 52-107 – Acceptable Accounting Principles, Auditing Standards and Reporting Currency ("NI 52-107") adopted by the Canadian Securities Administrators ("CSA").    Pursuant to this option, we have the choice to continue using U.S. GAAP or IFRS, as Canada is changing from Canadian GAAP to IFRS beginning January 1, 2011 for Canadian publicly accountable enterprises.  Additionally, as a foreign private issuer within the meaning of U.S. securities rules, we can adopt IFRS as our basis of financial reporting without the need to reconcile our financial results to U.S. GAAP.  Therefore, Zarlink is in a position to report using either U.S. GAAP or IFRS, while continuing to meet its financial reporting obligations in Canada and the U.S.

During Fiscal 2010, we conducted a strategic review of our financial reporting options as summarized above, considering factors such as our strategic objectives, anticipated capital markets, competitors, and product markets.   Based on the results of this review, we have commenced a project to transition our financial reporting to IFRS.

A formal project plan, governance structure, and project team has been established.  The team is represented by managers in the areas of Accounting, Taxation, IT, Internal Controls and Processes, and Treasury.  Additional involvement is planned for Legal, Investor Relations, and Finance Business Support representatives.  Quarterly reporting is provided to the Audit Committee of the Board of Directors.

We are in the preliminary phases of this transition, and have not quantified or concluded on any changes to our accounting policies.   We anticipate transitioning our financial reporting to IFRS no sooner than Fiscal 2013.   The date of our changeover to IFRS may be postponed if further changes occur to the SEC’s proposed Roadmap for IFRS adoption by primary U.S. issuers, or if the convergence efforts of the FASB and IASB are delayed.

 Recently Issued Accounting Pronouncements

In June 2009, the FASB issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a Replacement of FASB Statement No. 162 (the “Codification” or “FASB ASC”). The FASB ASC will be the single source of authoritative non-governmental U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB ASC is effective for interim and annual periods ending after September 15, 2009. All pre-Codification GAAP are superseded as described in FAS 168. All other accounting literature not included in the Codification is non-authoritative. We adopted the Codification in the second quarter of Fiscal 2010.  The Codification did not have a material impact on our consolidated financial statements.  We have updated references to the FASB ASC, as appropriate.

In April 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-17, to provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions.  The amendments in this ASU will be effective prospectively for milestones achieved in Fiscal Years beginning on or after June 15, 2010.  We are required to adopt this ASU in Fiscal 2012.  We are currently evaluating the effect that the adoption of this ASU will have on our consolidated financial statements.

In October 2009, the FASB issued ASU 2009-14, to address concerns raised by constituents relating to the accounting for revenue arrangements that contain tangible products and software.  The amendments in this ASU change the accounting model for revenue arrangements that include both tangible products and software elements.  Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality will no longer be within the scope of guidance in the Software – Revenue Recognition Subtopic of the FASB ASC.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  We are required to adopt this ASU in Fiscal 2012.  We are currently evaluating the effect that the adoption of this ASU will have on our consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit.  This ASU provides amendments to the criteria in the Revenue Recognition – Multiple-Element Arrangements Subtopic of the FASB ASC.  As a result of those amendments, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  We are required to adopt this ASU in Fiscal 2012.  We are currently evaluating the effect that the adoption of this ASU will have on our consolidated financial statements.

In May 2009, the FASB issued the Subsequent Events Topic of the FASB ASC. This Topic establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Topic sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In February 2010, the FASB issued ASU 2010-09, to provide amendments to the Subsequent Events Topic of the FASB ASC.  These amendments clarified certain disclosures previously required by the Topic.  This Topic is effective for interim or annual periods ending after June 15, 2009. We adopted this Topic in the first quarter of Fiscal 2010, and the amendments contained in the ASU in the fourth quarter of Fiscal 2010.  The adoption of the Topic and its amendments did not have a material impact on our financial position or results of operations.

In April 2009, the FASB issued an amendment to the Financial Instruments Topic of the FASB ASC, which requires disclosures about fair value of financial instruments in interim as well as annual financial statements. This amended Topic is effective for periods ending after June 15, 2009. We adopted this amended Topic in the first quarter of Fiscal 2010.  The adoption of this Topic did not have a material impact on our financial position or results of operations.

In December 2008, the FASB issued additional guidance on the Defined Benefit Plans Topic of the FASB ASC, which provides additional guidance on employers' disclosures about plan assets of a defined benefit pension or other postretirement plan. This is effective for financial statements issued for Fiscal Years ending after December 15, 2009. We adopted this Topic in Fiscal 2010. The adoption of this guidance has increased the disclosures in the Fiscal 2010 year-end consolidated financial statements related to the assets of our defined benefit pension plans.

In April 2008, the FASB issued an amendment to the General Intangibles Other Than Goodwill Topic of the FASB ASC. This amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset.  We adopted this in the first quarter of Fiscal 2010. The requirements are to be applied prospectively to intangible assets acquired after the effective date. As a result, the adoption did not have a material impact on our financial position or results of operations.

In September 2006, the FASB issued the Fair Value Measurements and Disclosure Topic of the FASB ASC. This Topic defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements.  In February 2008, the FASB amended this Topic to exclude fair value requirements on leases and delayed the effective date for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to Fiscal Years beginning after November 15, 2008.  We adopted certain provisions in the first quarter of Fiscal 2009.  In the first quarter of Fiscal 2010, we adopted the provisions previously deferred, relating to non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis.  The adoption of these provisions did not have a material impact on our financial position or results of operations.

In December 2007, the FASB issued the Business Combinations Topic of the FASB ASC. This Topic significantly changes the accounting for acquisitions, both at the acquisition date and in subsequent periods.  In April 2009, the FASB issued an amendment to this Topic, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  This Topic is effective for public companies for Fiscal Years beginning on or after December 15, 2008. We adopted this Topic in the first quarter of Fiscal 2010, and apply it on a prospective basis.  The adoption did not have a material impact on our financial position or results of operations.

 A.           Operating Results

You should read this Item 5.A. in combination with the accompanying audited consolidated financial statements prepared in accordance with U.S. GAAP.

 Business Overview

Zarlink designs mixed-signal semiconductor products for a range of communications and medical applications.  Prior to May 14, 2010, we also designed mixed-signal semiconductor products for a range of optical applications.  Our Company is viewed as a single reporting segment, and, as such, no business segment information is being disclosed.

On May 14, 2010, Zarlink sold substantially all of the assets and business of its Optical Products group to Tyco Electronics for approximately $15.0 million in cash. Since the sale occurred after the Fiscal Year ended March 26, 2010, the information contained in this Annual Report on Form 20-F does not give effect to the sale except as otherwise specified.

The following discussion and analysis explains trends in our financial condition and results of operations for the Fiscal Year ended March 26, 2010, compared with the two previous Fiscal Years.  This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results.

Zarlink’s year-end is the last Friday in March.  Each of the last three Fiscal Years consisted of a 52-week period.

 Results of Operations

(in thousands of U.S. dollars, except per share amounts)	2010	2009	2008

Revenue	$220,141	$227,165	$183,555

Net income (loss)	7,654	(29,544)	(48,353)
Income (loss) per common share
Basic	0.05	(0.25)	(0.41)
Diluted	0.04	(0.25)	(0.41)
Weighted average common shares outstanding
Basic	122,163	124,798	127,346
Diluted	123,444	124,798	127,346

Our revenue in Fiscal 2010 was $220.1 million, down 3% from revenue of $227.2 million in Fiscal 2009.  During the first six months of Fiscal 2010 our revenues were impacted by the global economic slowdown, mainly reflected in decreased revenue in our Communications and Optical product groups.  Revenues stabilized during the second half of Fiscal 2010 for timing and line circuit products within our Communications Products group, while decreased enterprise spending continued to negatively impact sales of products within our Optical Products group.  Additionally, general market softness for end-customers resulted in decreased sales of medical telemetry products within our Medical Products group during Fiscal 2010.  Within all our product groups, we continue to see the gradual shift in product sales from our legacy products towards our new products.  We consider our legacy products to be items on which we spend little R&D effort to maintain, and our new products to be those for which we have concentrated our recent R&D spending to develop. We view our new products as the source of future revenue growth and anticipate that revenue from our legacy products will gradually decline.

We use opening 90-day backlog as one indicator of future revenue. We view 90-day backlog as orders received from customers, which have been requested to be delivered within 90 days. At the beginning of the first quarter of Fiscal 2011, our 90-day backlog, adjusted to exclude Optical Products, was $58 million, up from $52 million at the opening of the fourth quarter of Fiscal 2010.  We have adjusted the opening backlog figures to exclude amounts related to the Optical Products group, the assets of which were materially sold on May 14, 2010. We anticipate having less “turns” revenue in the first quarter of Fiscal 2011 as compared to previous quarters.  We define “turns” as an order booked in the same quarter as when the product is shipped, therefore recognizing revenue in the same quarter.  The decline in expected “turns” revenue is a result of product capacity constraints continuing into the first quarter of Fiscal 2011, stemming from a large amount of orders arriving at the end of the fourth quarter, combined with our key suppliers already operating at high utilization rates.  Therefore, we are not anticipating revenues in the first quarter of Fiscal 2011 to be significantly greater than our adjusted opening backlog of $58 million.  We saw increased order activity in some of our products during the second half of Fiscal 2010, specifically in our timing and line circuit products within our Communications Products group.  Despite the positive growth in orders and opening backlog, we remain cautious towards any delayed impact from the global economic slowdown which resulted in decreased demand from our customers and end users during the second half of Fiscal 2009, and into the first half of Fiscal 2010.  Also, our customers continue to request short order lead times, further contributing to a lack of visibility into our end customer’s demand that creates uncertainty in our forecasted revenues.

In Fiscal 2010, we recorded net income of $7.7 million, or $0.05 per basic share.  This compares to a net loss of $29.5 million in Fiscal 2009, or $0.25 per share.  Net income in Fiscal 2010 is mainly the result of $19.1 million operating income, combined with an income tax recovery of $4.1 million, net of a foreign exchange loss of $10.8 million, and $3.7 million net interest expense.  Included in Fiscal 2010 operating income was a $1.2 million impairment of asset held for sale, partially offset by a $1.1 million recovery of current asset relating to a previously impaired asset.  Also impacting net income in Fiscal 2010 were supply chain harmonization costs of $2.9 million.  Supply chain harmonization costs included costs incurred in transferring production within our foundry suppliers, in order to consolidate our supply chain and achieve increased economies of scale.  As the process of transferring production within suppliers was substantially complete as at Fiscal 2010 year-end, we do not expect significant costs to continue into future years.

Our revenue in Fiscal 2009 was up 24% from revenue of $183.6 million in Fiscal 2008. The increase in revenue in Fiscal 2009 over Fiscal 2008 was the result of incremental revenue from all product groups. Impacting revenue in Fiscal 2009 was the inclusion of a full year of Legerity revenue as opposed to only 34 weeks in the Fiscal 2008. This resulted in incremental revenue from Legerity of $24.8 million being recorded in Fiscal 2009 compared to Fiscal 2008.

In Fiscal 2009, we recorded a net loss of $29.5 million, or $0.25 per share.  This compares to a Fiscal 2008 net loss of $48.4 million, or $0.41 per share.  The net loss for Fiscal 2009 is principally the result of a $44.4 million operating loss combined with foreign exchange gains of $14.0 million and a gain on the repurchase of long-term debt of $3.6 million. These gains were partially offset by a net interest expense of $3.0 million, and $0.7 million in debt issue costs. Included in our operating loss of $44.4 million was $46.9 million goodwill impairment, $3.0 million impairment on current assets, $8.8 million in severance and integration costs, a $1.2 million impairment recorded on our asset held for sale, and $1.0 million gain on the sale of business. The severance and integration costs of $8.8 million relate to our integration of Legerity and our restructuring activities announced in the fourth quarter of Fiscal 2009. Our integration of Legerity and restructuring activities announced in the fourth quarter of Fiscal 2009 are now substantially complete.

The $48.4 million net loss in Fiscal 2008 was driven primarily by a $20.3 million write-off of in-process R&D (“IPR&D”) related to the Legerity acquisition, a $18.2 million loss on sale of our Swindon foundry, and higher costs as a result of the Legerity acquisition.  These items were partially offset by a $5.5 million gain on insurance as a result of a flood at the Swindon facility.  The net loss in Fiscal 2008 also included a $4.1 million contract impairment, $11.3 million of severance and integration costs, and $5.0 million of amortization of intangibles. Offsetting these charges was a $12.9 million gain on sale of our investment in Mitel Networks Corporation (“Mitel”), $2.3 million gain on sale of land, and $0.7 million gain on sale of business.

 Geographic Revenue

Our revenue based on the geographic location of customers was distributed as follows (in thousands):

	2010(1)	% of Total	2009(1)	% of Total	2008(1)	% of Total
Asia Pacific	$115,622	53%	$113,659	50%	$84,905	46%
Europe	59,625	27	59,276	26	53,313	29
United States	42,544	19	49,392	22	40,736	22
Canada	915	0	2,082	1	2,472	2
Other Regions	1,435	1	2,756	1	2,129	1
Total	$220,141	100%	$227,165	100%	$183,555	100%

(1) Such revenue includes Optical Products group revenues for each of the respective periods. On May 14, 2010, we completed the sale of substantially all of the assets comprising the Optical Products group.

Asia Pacific

Asia Pacific revenue increased by 2% to $115.6 million in Fiscal 2010, as compared to $113.7 million in Fiscal 2009.  The increase in Fiscal 2010 was due to higher revenues from Communication Products, which accounted for all of the change.

Asia Pacific revenue increased to $113.7 million in Fiscal 2009 compared to $84.9 million in Fiscal 2008, primarily due to the incremental revenues from Legerity during Fiscal 2009. In Fiscal 2009 we have included a full year of Legerity revenue as opposed to 34 weeks in Fiscal 2008, which represented an additional $24.2 million over Fiscal 2008.

Europe

European revenue in Fiscal 2010 was $59.6 million, up 1% from Fiscal 2009.  The increase was due to higher revenues from Custom and Other, offset by decreased revenues from Medical Products and Optical Products, each contributing 8%, (5%), and (2%) of the change, respectively.

European revenue in Fiscal 2009 was $59.3 million, up 11% from Fiscal 2008.  The increase mainly came from higher revenues from Custom and Other, Communication Products, and Optical Products, offset by decreased revenues from Medical Products, each contributing 11%, 4%, 2%, and (6%) of the change, respectively.

 United States

Revenues from United States customers in Fiscal 2010 was $42.5 million, down 14% from Fiscal 2009.  The decrease was due to lower revenues from Optical Products, Medical Products, and Custom and Other, offset by increased revenues of Communication Products, each contributing (11%), (2%), (2%), and 1% of the change, respectively.

Revenues from United States customers in Fiscal 2009 was $49.4 million, up 21% from Fiscal 2008.  The increase was due to increased revenues from Medical Products, Optical Products, and Custom and Other, offset by decreased revenues from Communication Products, each contributing 18%, 6%, 5%, and (8%) of the change, respectively.

 Canada

Our Canadian revenues decreased by $1.2 million, or 56%, in Fiscal 2010 as compared to Fiscal 2009. The decrease is due mainly to lower revenues from Medical Products and Communications Products, offset by increased revenues from Custom and Other, each contributing (43%), (14%), and 1% of the change, respectively.

Our Canadian revenues decreased by $0.4 million, or 16%, in Fiscal 2009 as compared to Fiscal 2008. The decrease is the result of lower product shipments from all our product groups in Fiscal 2009 as compared Fiscal 2008.

 Other Regions

In Fiscal 2010, revenue from customers in other regions decreased by $1.3 million, or 48% compared with Fiscal 2009, due to lower Communications Products revenue.

In Fiscal 2009, revenue from customers in other regions increased by $0.6 million, or 29% compared with Fiscal 2008 due to higher sales volumes from our Communication Products.

Revenue by Product Group

(in thousands)	2010	% of Total	2009	% of Total	2008	% of Total

Revenue:
Communication Products	$141,386	64%	$140,036	62%	$115,382	63%
Medical Products	29,986	14	34,683	15	28,008	15
Optical Products (1)	15,525	7	22,700	10	15,962	9
Custom and Other	33,244	15	29,746	13	24,203	13
Total	220,141	100%	$227,165	100%	183,555	100%

(1) On May 14, 2010, we completed the sale of substantially all of the assets comprising the Optical Products group.

Communication Products

Communication Products revenue in Fiscal 2010 was $141.4 million, an increase of $1.4 million or 1% from Fiscal 2009. The increase was due to higher revenues from both line circuit products and timing and synchronization products, offset by lower revenues from telecom networking products, each contributing 5%, 4%, and (8%) of the change, respectively.

Communication Products revenue increased by $24.7 million or 21% in Fiscal 2009 when compared to Fiscal 2008.  The increase was primarily the result of incremental revenue from the Legerity business of $24.8 million. The incremental revenue from Legerity was the result of the inclusion of a full year of revenue, as opposed to 34 weeks in Fiscal 2008.

Medical Products

Medical Products revenue decreased by $4.7 million or 14% in Fiscal 2010 compared to Fiscal 2009.  The decrease was due to lower revenues in our legacy audiologic medical devices and new medical telemetry products, each contributing (11%) and (3%) of the change, respectively.  We do not expect the decrease in sales of medical telemetry products to continue as a longer term trend.  The decrease in sales of medical telemetry products was due mainly to general market softness by end-customers, as hospitals slowed spending for heart rhythm devices, as well as extended FDA qualification approvals for a customer specific product.

Medical Products revenue increased by 24% in Fiscal 2009 compared to Fiscal 2008.  The change in revenue was the result of increased product shipments of our new medical telemetry products offset by a decline in our legacy audiologic medical devices, each contributing 34% and (10%) of the change, respectively.

Optical Products

Optical Products revenue for Fiscal 2010 decreased by $7.2 million or 32% compared to Fiscal 2009.  The decrease was due to lower revenues from our optical in/out products and serial optical components, offset slightly by increased revenues from our parallel optical products, each contributing (18%), (16%), and 2% of the change, respectively.  This decline was due mainly to the continued reduced enterprise spending on these products, as a result of the economic downturn.

Optical Products revenue for Fiscal 2009 increased by 42% compared to Fiscal 2008 as a result of higher product shipments from both our new parallel fiber optic modules and serial optical components representing 36% and 15% of the change in this product group, respectively.

Custom and Other

In Fiscal 2010 Custom and Other revenue was up $3.5 million or 12% when compared to Fiscal 2009.  The increase in revenue is the result of increased product shipments for communication ASIC products for two customers.  As the two customers made last time buy orders for these products during Fiscal 2010, we do not consider the increase in revenues to be sustainable in future periods, and we continue to expect a decline in Custom and Other revenues over the next one to two fiscal years.

In Fiscal 2009 Custom and Other revenue was up 23% when compared to Fiscal 2008, despite the sale of the Swindon foundry in late Fiscal 2008. The increase in revenue was the result of increased product shipments for one communication ASIC product for one customer, partially offset by the absence of foundry revenue in Fiscal 2009.

 Gross Margin

(in thousands)	2010	2009	2008

Gross margin	$113,113	$109,034	$83,118
As a percentage of revenue	51%	48%	45%

Our gross margin as a percentage of revenue was 51% for the year ended March 26, 2010, an increase of three percentage points as compared to Fiscal 2009. Our margins may fluctuate slightly from period to period as a result of the changes in sales volume from our different products, which we refer to as a change in product mix. The improved gross margin in Fiscal 2010 is mainly a result of increased efficiencies due to supply chain harmonization, as well as a change in product mix.  During Fiscal 2010, we incurred $2.9 million of supply chain harmonization costs that were included in costs of goods sold.  Supply chain harmonization costs include costs incurred in transferring production within our foundry suppliers, in order to consolidate our supply chain and achieve increased economies of scale.  We do not expect these costs to extend significantly past Fiscal 2010.  In comparison, during Fiscal 2009, we incurred $4.1 million of severance and integration costs which were included in costs of goods sold.  In addition to the increased efficiencies due to supply chain harmonization, the impact of the outsourcing of our test and assembly functions, which began in the first quarter of Fiscal 2009, has resulted in lower costs in Fiscal 2010 in comparison to Fiscal 2009.  We expect gross margin to remain above 50% in the future as a result of the consolidation in our supply chain and the outsourcing of our test and assembly functions.

Our gross margin as a percentage of revenue was 48% for the year ended March 27, 2009, an increase of 3% as compared to Fiscal 2008. The improved gross margin was attributable to increased efficiencies and economies of scale resulting from the acquisition of Legerity and the sale of the Swindon foundry. Our gross margin was further increased due to improved margins from our Medical and Optical products.  Fiscal 2009 gross margin was negatively impacted by severance and other costs of $4.1 million.

Operating Expenses

Research and Development

(in thousands)	2010	2009	2008

R&D expenses – gross	$46,801	$50,928	$51,737
Less: NRE and government assistance	(3,825)	(4,934)	(4,076)
R&D expenses	$42,976	$45,994	$47,661

As a percentage of revenue	20%	20%	26%

Net R&D expenses decreased by 7%, or $3.0 million, in Fiscal 2010 when compared to Fiscal 2009.  The decrease is due mainly to cost reduction strategies implemented as part of the Legerity integration plan, as well as the restructuring actions announced in the fourth quarter of Fiscal 2009, which has resulted in lower headcount and material spending.  Included in R&D expenses were $1.4 million of severance and integration costs in Fiscal 2009.

For custom designs, we receive non-recurring engineering (“NRE’s”) reimbursements, which are recorded as recoveries of R&D expenditures. These NRE’s are recognized upon achievement of milestones within development programs, thus the amounts will fluctuate from period to period.  During Fiscal 2007, the Company entered into an agreement with the Government of Canada through Technology Partnerships Canada (“TPC”), intended to provide partial funding for one of the Company’s research and development projects. This agreement has provided funding for reimbursement of up to $6.7 million (Cdn $7.2 million) of eligible expenditures.  The TPC grant is repayable in the form of royalties of 2.61% on certain of the Company’s revenues.  During Fiscal 2010, NRE’s included reimbursements related to the TPC agreement of $0.7 million.  These were the final reimbursements under the TPC agreement.  The primary reason for the decrease in NRE reimbursements during Fiscal 2010 as compared to Fiscal 2009 was due to the lower level of reimbursements received under the TPC agreement.  During Fiscal 2009, we recorded NRE reimbursements related to the TPC agreement of $1.8 million.

In Fiscal 2009, R&D expenses decreased by 3%, or $1.7 million, when compared to Fiscal 2008 despite the fact that we had 52 weeks expense for Legerity in Fiscal 2009, versus 34 weeks in Fiscal 2008. Cost synergies arising from the acquisition of Legerity resulting in lower headcount, material spending, and software design tool costs mitigated some of the increases. Additionally, the US dollar strengthened in comparison to most other currencies during Fiscal 2009, which resulted in a reduction to our R&D costs incurred outside of the US upon translation into US dollars.  The reduction of R&D costs outside the US is principally the result of foreign exchange fluctuations in our locations in Canada, and Sweden where our primary transaction currencies are the Canadian dollar and the Swedish krona. R&D costs were also reduced as a result of higher reimbursements from NRE’s and government assistance of $4.9 million in Fiscal 2009 compared to $4.1 million in Fiscal 2008.

Our R&D activities focus primarily on the following areas:

•	Ultra low-power integrated circuits and modules supporting short-range wireless communications for implantable medical devices and associated monitoring and programming equipment;

•	Timing products that support the delivery of time-sensitive services over packet-based networks; and

•	Line circuit products for enterprise and residential equipment that enables carrier-class voice services over cable and broadband networks.

 Selling and Administrative

(in thousands)	2010	2009	2008

S&A expenses	$42,981	$50,643	$55,757
As a percentage of revenue	20%	22%	30%

S&A expenditures in Fiscal 2010 were down 15%, or $7.7 million, compared to last year.  The decrease is attributable to cost reduction strategies implemented as part of the Legerity integration plan, as well as the restructuring actions announced in the fourth quarter of Fiscal 2009.  During Fiscal 2010 we incurred $0.5 million in severance charges related to the departure of our Senior Vice President and General Manager of Communication Products, announced in December 2009.  This was more than offset by reversals in severance accruals of $0.7 million during the year, relating to amounts recorded in Fiscal 2009.  In comparison, Fiscal 2009 S&A included severance and other costs of $3.3 million.

S&A expenditures in Fiscal 2009 were down $5.1 million compared to Fiscal 2008. The decrease was attributable to cost reduction strategies and synergies gained through our Legerity acquisition. As many of our S&A expenses are incurred in currencies other than the US dollar, particularly the Canadian dollar, British pound, Swedish krona, and the euro, the strengthening of the US dollar during Fiscal 2009 aided in lowering S&A costs. This was partially offset by the inclusion of a full year of Legerity expenses as compared to only 34 weeks in Fiscal 2008 and included $1.2 million of proxy contest costs. Fiscal 2009 S&A included severance and other costs of $3.3 million.

 Amortization of Intangible Assets

Amortization on intangible assets was $7.2 million in Fiscal 2010, as compared to $7.4 million in Fiscal 2009 and $5.1 million in Fiscal 2008.  These costs are related to our acquisitions of Legerity and Primarion. The increase in amortization between Fiscal 2008 and Fiscal 2009 was due to the inclusion of a full year amortization on our Legerity assets in Fiscal 2009, as compared to 34 weeks in Fiscal 2008.

 Contract Impairment and Other

As part of the planned restructuring actions announced in the fourth quarter of Fiscal 2009, in Fiscal 2010, we incurred $0.7 million in costs relating to idle space under lease contract, primarily due to workforce reductions at our Austin, Texas facility.

In Fiscal 2009, we recorded contract impairment and other costs of $0.3 million. These costs were the result of a change in estimated sublease payments, relating to previously recognized excess space.

In conjunction with the integration of the acquired Legerity business during Fiscal 2008, we incurred contract impairment costs on unused design tools of $3.7 million in Fiscal 2008.  Additionally, in Fiscal 2008, we incurred contract impairment and other costs of $0.4 million, relating primarily to excess space resulting from the workforce reductions in our Caldicot U.K. facility.

               Impairment (Recovery) of Current Asset

In Fiscal 2008, we sold our Swindon foundry to MHS. At the time of sale, we agreed to prepay the purchase of certain wafers from MHS under a WSA and enter into a transition services agreement (“TSA”) under which we recorded a receivable balance. These items were recorded in current assets.  In conjunction with this sale, we obtained two legal charges against the buildings sold to MHS.   In January 2009, we were advised that MHS would be ceasing wafer supply to Zarlink from its Swindon analog foundry.  In February 2009, MHS was placed into administration.  Consequently, in the third quarter of Fiscal 2009, as the value of amounts receivable from MHS became most likely not recoverable, we recorded an impairment of $3.0 million consisting of the remaining prepaid expense of $2.2 million and the balance of the receivable of $0.8 million.

During Fiscal 2010, we received $1.1 million relating to the prepaid expense from the MHS administrator and therefore recorded a recovery.  In connection with this receipt, we no longer hold legal charges against the buildings previously sold to MHS.  As the receipt of any further amounts owed from the MHS administrator remains uncertain, no additional recoveries have been recorded.  However, in discussion with the administrator there is the possibility of an additional disbursement which is anticipated to occur in Fiscal 2011.

 Impairment of Asset Held for Sale

In Fiscal 2007, certain of the land and buildings in our U.K. facilities met the criteria to be classified as assets held for sale pursuant to the Property, Plant, and Equipment Topic of the FASB ASC. As a result of the economic conditions and weakening real estate markets in the U.K., we determined that the fair value of the asset no longer exceeded the carrying value; therefore we recognized an impairment of $1.2 million on this asset in the third quarter of Fiscal 2009. Due to continued deterioration in real estate markets in the U.K., as well as weakness in the British pound, we determined a further impairment on the asset of $1.2 million in the fourth quarter of Fiscal 2010.  The asset continues to be classified as current asset held for sale.

 Goodwill Impairment

During Fiscal 2009 we recorded a goodwill impairment charge of $46.9 million.  Goodwill amounts of $43.1 million and $3.8 million were initially recorded on our acquisitions of Legerity and Primarion, respectively. In accordance with our policy, the goodwill assigned to the Communication Products and Optical Products reporting units was tested for impairment in the fourth quarter of Fiscal 2009.  We used a discounted cash flow model to determine the fair value of its reporting units.  Due to the economic downturn and its impact on consumer and enterprise spending, revenues declined in the Fiscal 2009 third and fourth quarters for the Communication Products and Optical Products reporting units. These declines are consistent with the dampened sales seen across the semiconductor industry during these periods.  Communication Products revenues declined by 15% in the third quarter from the second quarter of Fiscal 2009, and by a further 18% in the fourth quarter.  Optical Products declined by 19% and a further 24% in the Fiscal 2009 third and fourth quarters, respectively.  Based on these trends, forecasted cash flows were reduced for both the Communication Products and Optical Products reporting units.

Also, as a result of the economic downturn and market conditions, our share price and market capitalization dropped during Fiscal 2009.  The decrease in share price was consistent with share price decreases of our competitors.  The decrease in share price and market capitalization implied an increased cost of equity, which contributed to the use of a higher discount rate to present value forecasted cash flows for both the Communication Products and Optical Products reporting units.

As a result of the declines in forecasted cash flows, as well as the higher discount rate used in the discounted cash flow model, reflecting a higher cost of equity due to the decrease in share price and market capitalization, a goodwill impairment charge of $46.9 million was recorded in Fiscal 2009.  This was composed of an impairment charge of $43.1 million recorded in the Communication Products reporting unit, and $3.8 million recorded in the Optical Products reporting unit.  This reduced the carrying amount of goodwill related to the Communication Products and Optical Products reporting units to $Nil at Fiscal 2009 year-end.  There is no goodwill recorded at Fiscal 2010 year-end.

 Acquired In-Process Research and Development (“IPR&D”)

As a result of the acquisition of Legerity during the second quarter of Fiscal 2008, $20.3 million of the purchase price was attributable to in-process research and development, based upon recognized valuation principles.  This value is attributable to the discounted expected future cash flows to be earned as a result of new products generated from research and development activities not yet completed by Legerity at the time of acquisition.  In accordance with U.S. GAAP at the time, this amount was expensed during the second quarter of Fiscal 2008.

 Loss (Gain) on Sale of Businesses and Foundry

Swindon Foundry

On February 29, 2008, we sold our analog foundry in Swindon, U.K. to MHS, a subsidiary of MHS Industries Group for one British pound. In addition, Zarlink paid MHS $3.0 million (€2 million) to support restructuring initiatives. The two companies signed a three-year WSA to ensure continuity of wafer supply for Zarlink, under which Zarlink deposited $4.5 million, representing about nine months of product orders.

Zarlink transferred all assets relating to the Swindon foundry to MHS, including the analog foundry and equipment, employees, third party inventory and other assets excluding cash on hand, accounts receivable and accounts payable pursuant to a sale and purchase agreement dated February 29, 2008. As a result of this asset sale, we recorded a loss of $18.2 million.

As part of the sale of the Swindon foundry, we entered into a TSA with MHS whereby we provided IT, data transfer, finance, test and assembly, engineering support and supply chain management services for an initial period up to February 28, 2009.  Additionally, under the TSA, MHS provided Zarlink with rental space, IT support, health and safety and supply chain management support. The services under the TSA were charged at fair market value and the net payable or receivable at the end of the TSA to be settled in cash by the owing party.

Packet Switching

On October 25, 2006, we sold the assets of our packet switching product line to Conexant Systems Inc. (“Conexant”), for cash and other consideration, including a cash payment at closing of $5.0 million, and $1.7 milllion based on revenue performance of the product line paid during the two years following the sale.

On the date of the sale, we determined that there was uncertainty surrounding whether the revenue targets would be met. As such, we did not include the contingent consideration as part of the sale proceeds. In Fiscal 2008 and Fiscal 2009 we recorded gains of $0.7 million and $1.0 million, respectively, as revenue targets were met. As at March 26, 2010 the Company is no longer entitled to receive consideration in relation to this sale.

 Gain on Sale of Assets

There were no gains on sale of assets recorded during Fiscal 2010.

During Fiscal 2009, we sold excess land in Swindon, U.K. The proceeds from the sale of land were $1.0 million (0.5 million British pounds), resulting in a gain of $0.9 million, net of transaction costs.

During Fiscal 2008, we sold a parcel of surplus land in Järfälla, Sweden. The proceeds from the sale of this parcel of land were $2.7 million (17.7 million Swedish krona), resulting in a gain on sale of an asset net of transaction costs of $2.3 million.

 Acquisition of Business and Intangible Assets

Legerity Acquisition

On August 3, 2007, we acquired Legerity for $137.3 million of cash, including $2.8 million of direct transaction costs. We have accounted for the acquisition by using purchase accounting.  Our Statement of Income (Loss) for Fiscal 2008 includes results of operations of the acquired business subsequent to the acquisition date.  The acquisition is expected to increase our presence in the voice-over-packet market. Both companies design complementary technologies that enable high-quality voice services, and the acquisition is expected to result in increased economies of scale, and enable use to have a broader offering of products and services with which to engage customers.

The purchase price was allocated as follows (in thousands):

Current assets	$22,719
Goodwill	43,051
Intangible assets	60,005
Long-term assets	3,844

Current liabilities	(10,967)
Long-term liabilities	(1,637)
Acquired in-process R&D	20,250
Total purchase price	$137,265

Tangible assets and liabilities were recorded at fair value. Intangible assets were identified and valued through an analysis of data provided by Legerity and our Company concerning revenue, earnings, and cash flow projections, customers and attrition factors, use of technologies, the stage of product development, and risk factors. Developed technology and acquired in-process R&D were valued using the income approach. This method reflects the present value of the future earnings capacity that is available for distribution to the owners of this asset. Customer relationship assets were valued using the income approach. This method reflects the present value of operating cash flows generated by these relationships. The Legerity acquisition was a non-taxable transaction for tax purposes. However, as part of the acquisition, we assumed approximately $50.5 million goodwill tax value that is expected to be deductible for tax purposes.

Acquired in-process R&D was expensed upon acquisition during the second quarter of Fiscal 2008. The acquired intangible assets are being amortized on a straight-line basis over their weighted-average useful lives as follows:

Developed technology	8 years
Customer relationships	10 years
Total (weighted-average life)	9 years

In accordance with the Intangibles, Goodwill and Other Topic of the FASB ASC, goodwill was not amortized, and was reviewed annually for impairment or more frequently if impairment indicators arise.  As a result of the goodwill impairment test conducted at the end of Fiscal 2009, the $43.1 million of goodwill relating to the Legerity acquisition was written off.  See Note 9 of the financial statements for discussion of goodwill impairment.

The following unaudited pro forma information reflects the results of continuing operations as if the Legerity acquisition had been completed as of March 31, 2007.  The results of operations for Fiscal 2008 included in-process R&D write-off of $20.3 million related to the acquisition.

(in thousands except per share amounts)	2008
Revenue	$219,733
Net income (loss)	(52,113)
Net income (loss) per share – basic and diluted	$(0.43)

Total Intangible Assets

The following table summarizes the intangible asset values as at the years ended Fiscal 2010 and 2009 for both the Legerity and Primarion acquisitions (in thousands):

	March 26, 2010			March 27, 2009
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

Proprietary technology	$38,280	$(13,141)	$25,139	$38,280	$(8,281)	$29,999
Customer relationships	23,115	(6,383)	16,732	23,115	(4,031)	19,084
Non-competition agreements	520	(520)	-	520	(497)	23
Total	$61,915	$(20,044)	$41,871	$61,915	$(12,809)	$49,106

Total amortization expense in the twelve months ended March 26, 2010 was $7.2 million, as compared to $7.4 million for the same period in Fiscal 2009.

Estimated future amortization expense related to these intangible assets is expected to be as follows: 2011 - $7.1 million; 2012 - $7.1 million; 2013 - $7.1 million; 2014 - $6.9 million; 2015 - $6.9 million; thereafter - $6.8 million.

 Stock Compensation Expense

Stock compensation expense in Fiscal 2010, 2009, and 2008 was recorded as follows (in thousands):

	2010	2009	2008
Selling and administrative	$1,313	$1,734	$1,645
Research and development	200	275	261
Cost of revenue	73	106	100
	$1,586	$2,115	$2,006

As at March 26, 2010, total unrecognized compensation cost related to non-vested awards was $2.7 million (2009 – $2.4 million; 2008 – $4.4 million), and the weighted-average period over which this expense is expected to be recognized is approximately two years. Our stock compensation expense in future periods will be impacted by many variables and thus is expected to fluctuate based on factors including number of options granted, number of MTCI Plan units and DSU Plan units granted, options forfeited, share prices, option prices, share price volatility, the risk free interest rate, and expected option lives.  See Note 17(D) for discussion of stock-based compensation plans.

 Non-Operating Income and Expense

Gain (Loss) on Repurchase of Convertible Debentures

In July 2009, the Company completed a formal issuer bid, resulting in the repurchase of $18,000 (Cdn $21,000) principal amount of the convertible debentures for a total of $13,000 (Cdn $15,000).  The Company expensed $0.3 million of costs related to the formal issuer bid, resulting in a loss on repurchase of $0.3 million, in the second quarter of Fiscal 2010.  During the third quarter of Fiscal 2010, the TSX approved a notice of intention to make a normal course issuer bid (“NCIB”) permitting the Company to repurchase for cancellation up to Cdn $7.1 million in aggregate principal amount of its convertible debentures.

In the third quarter of Fiscal 2009, the Company repurchased and cancelled $6.5 million (Cdn $7.9 million) principal amount of the convertible debentures for a total of $2.6 million (Cdn $3.2 million) and expensed $0.3 million of related unamortized debt issue and transaction costs, resulting in a net gain of $3.6 million.

Amortization of Debt Issue Costs

We incurred approximately $3.7 million in transaction costs relating to the issuance of our convertible debentures during the second quarter of Fiscal 2008.  These costs have been capitalized, are included in other assets and are being amortized over five years, which is the term of the convertible debentures.  Amortization costs for Fiscal 2010 were $0.6 million, as compared to $0.7 million in Fiscal 2009, and $0.5 million in Fiscal 2008.

Gain on Sale of Mitel Investment

In Fiscal 2008, we exercised our amended put right on our share investment in Mitel.  As these shares had been recorded with no book value, we realized a gain of $12.9 million in Fiscal 2008, equivalent to the proceeds received. The investment was written down to its $Nil book value in Fiscal 2003, when we believed that its original carrying value of $11.5 million would not be realized in the foreseeable future.

Gain on Insurance Settlement

On July 20, 2007, a flood as a result of record rainfall and the breach of a nearby river affected our analog foundry in Swindon, U.K.  A complete services shutdown was required as a result of this flood. We carry insurance for the loss of physical plant and business interruption, with a deductible of $1.0 million.

In Fiscal 2008, the net insurance claim was as follows (in thousands):

Business interruption insurance	$6,000
Fixed assets	4,546
Other expenses	8,096
Total insurance claim	$18,642

During Fiscal 2008, all claims were finalized with our insurance carriers and insurance proceeds of $18.6 million were received. Of this amount $14.1 million was included in cash flows from operations, and $4.5 million was included in cash flows from investing activities as these amounts related to the replacement of fixed assets. We recorded gains from insurance of $5.5 million, of which $4.5 million related to fixed assets and $1.0 million related to other expenses.

Interest Income

Interest income was $0.2 million for the year ended March 26, 2010, as compared to $1.2 million in Fiscal 2009 and $3.5 million in Fiscal 2008.  The decrease was primarily due to the lower interest rate environment in Fiscal 2010 as compared to in Fiscal 2009 and Fiscal 2008.  The decrease in Fiscal 2009 as compared to Fiscal 2008 was a result of a lower interest rate environment as well as lower cash balances, due to the purchase of Legerity, held throughout Fiscal 2009 as compared to Fiscal 2008.

Interest Expense

Our interest expense was $3.9 million for the year ended March 26, 2010, as compared to $4.1 million in Fiscal 2009 and $3.1 million in Fiscal 2008.  The decrease in interest expense during Fiscal 2010 when compared to a year ago was due to the repurchase and cancellation of $6.5 million (Cdn $7.9 million) principal amount of our convertible debentures during the third quarter of Fiscal 2009.  The increase between Fiscal 2009 and Fiscal 2008 was due to the inclusion of a full year of interest on our convertible debentures as opposed to eight months in Fiscal 2008. The convertible debentures are denominated in Canadian dollars, pay interest at 6%, and were issued in Fiscal 2008 to finance the purchase of Legerity.

Foreign Exchange Gain (Loss)

Our foreign exchange loss in Fiscal 2010 was $10.8 million, as compared to a gain of $14.0 million in Fiscal 2009 and a loss of $1.5 million in Fiscal 2008.  We record net gains and losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, according to period-end market rates. As a result of our convertible debentures being denominated in Canadian dollars, while our functional currency is the U.S. dollar, we are required to revalue these debentures to U.S. dollars at the period-end exchange rates.  This revaluation will result in non-cash foreign currency gains or losses.  The foreign exchange loss during Fiscal 2010 was primarily the result of the weakening U.S. dollar on our convertible debentures. In the prior year, the opposite was true as the U.S. dollar strengthened against the Canadian dollar and resulted in a gain for the period.

At March 26, 2010, taking into account only our convertible debentures, a five percentage point change in the Cdn/U.S. exchange rate will have a non-cash foreign exchange impact of approximately $3.4 million to our earnings in a given Fiscal period.

During Fiscal 2006, we secured our Swedish pension liability by directly pledging cash denominated in Swedish krona. As at March 26, 2010, we have pledged $15.7 million (114.0 million Swedish krona) in restricted cash and cash equivalents to secure our pension liability in Sweden. As at March 26, 2010, the Swedish pension liability of $16.9 million is comprised of $14.1 million (101.9 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $2.8 million calculated under the requirements of the Retirement Benefits Topic of the FASB ASC. This investment strategy has acted as a natural hedge against foreign exchange movements on the pension liability in Sweden. As a result, our exposure to foreign exchange gains and losses on this liability has been partially mitigated.  See also Note 30 of the financial statements for discussion of subsequent event concerning the Swedish pension liability.

 Income Tax Recovery (Expense)

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

Our income tax recovery in Fiscal 2010 was $4.1 million, compared to a recovery of $0.9 million in Fiscal 2009, and income tax expense of $0.2 million in 2008.

Our $4.1 million recovery in Fiscal 2010 includes a $4.0 million deferred tax asset relating to a reassessment of our likelihood to utilize losses in foreign tax jurisdictions. The remaining change relates primarily to tax recoveries received in foreign operations, net of the current year’s foreign taxes payable.

Our $0.9 million Fiscal 2009 recovery includes net current tax recoveries of $0.4 million, a $3.5 million recovery for tax settlements offset by $3.0 million of deferred tax expense.  The current tax recovery and net deferred tax expense relate to both our domestic and foreign operations.  The $3.0 million deferred tax expense includes $1.5 million of expense that offsets the $3.5 million tax settlements.  Consequently, the net tax settlements were $2.0 million.

Our Fiscal 2008 income tax expense relates primarily to a domestic current tax recovery offset by foreign taxes payable and accrued taxes in our domestic and foreign operations. The remaining expense relates primarily to the reversal of domestic deferred taxes related to the above recovery, which we had set up as recoveries in previous years.

In Fiscal 2010, our effective tax rate was lower than the 31.7% domestic tax rate as a result of utilization of deferred tax assets in certain of our foreign jurisdictions, offset by the addition of deferred tax assets with a full valuation allowance in certain of our other foreign jurisdictions. Finally, based on a review of our U.K. operations, it was determined that a full valuation allowance was no longer necessary. Consequently, we recognized a $4.0 million deferred tax asset during the year which also reduced our effective tax rate below our domestic rate.  In Fiscal 2009, our effective tax rate was lower than the 32.4% domestic tax rate due to the utilization of deferred tax assets in both our domestic and foreign operations, and net tax recoveries in both our domestic and our foreign jurisdictions. In Fiscal 2008, our effective tax rate was lower than the 34.5% domestic tax rate due to an increase in our valuation allowance, net of tax recoveries in Canada and tax expense in our foreign jurisdictions.

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable losses and uncertainties relating to future taxable income in the periods in which the deferred tax assets may be utilized, we have established a valuation allowance at the end of Fiscal 2010 of $238.8 million (2009 - $247.9 million; 2008 - $240.0 million).  The decrease in the valuation allowance relates primarily to the utilization of losses in foreign jurisdictions and the recognition of a $4.0 million deferred tax asset in our U.K. operations.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable.  When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

We implemented guidance included in the Income Taxes Topic of the FASB ASC relating to uncertain tax positions in Fiscal 2008. This standard requires a company to assess its tax filing positions in all jurisdictions it operates and determine whether it is required to record benefits or charges with respect to any of the above filing positions.  A number of years may elapse before a particular matter for which we have established a reserve is audited and finally resolved.  The number of years for which we have audits that are open varies depending on the tax jurisdiction.  While it is often difficult to predict the final outcome or the timing of the resolution, we believe that our reserves reflect the probable outcome of known uncertain tax positions. Favorable resolutions will be recognized as a reduction of tax expense in the year of resolution.  Unfavorable resolutions will be recognized as a reduction to our reserves, a cash outlay for settlement and a possible increase to our annual tax provision. Such differences could have a material impact on the income tax provision and operating results in the period in which such determination is made.

 Common Shares Outstanding

As at June 4, 2010, there were 121,606,782 Common Shares of Zarlink Semiconductor Inc., no par value, issued, and 120,906,782 outstanding.

B.	Liquidity and Capital Resources

Our principal source of liquidity as at March 26, 2010 was cash and cash equivalents, totaling $74.4 million (2009 - $45.0 million). We expect to use approximately $3.5 million of cash in Fiscal 2011 for capital expenditures.  We believe that our existing cash, cash equivalents, and restricted cash balances, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, preferred share dividend payments and repurchases, and other cash outflows for the foreseeable future.

Operating Activities

Cash provided by operating activities during Fiscal 2010 was $35.9 million as compared to cash provided of $15.5 million during Fiscal 2009.

Cash generated by operations before changes in working capital was $29.6 million during Fiscal 2010 compared to cash generated of $22.2 million during Fiscal 2009. Our cash flows from operations increased during Fiscal 2010 mainly due to increased gross margin, as well as lower R&D and S&A expenses as compared to in Fiscal 2009. Included in the Fiscal 2010 net income were a number of non-cash charges which are adjusted to arrive at operating cash flows and included foreign currency loss on convertible debentures of $11.7 million, amortization of $7.9 million, depreciation of $3.8 million, impairment of asset held for sale of $1.2 million, and contract impairment $0.7 million.

During Fiscal 2010, our non-cash working capital decreased by $6.3 million, thereby providing cash. Our non-cash working capital changed mainly due to the following:

•	An increase in deferred revenue of $3.6 million, driven by prepayments made by one vendor for last time buy orders;

•	An increase in accounts payable and accrued liabilities of $3.2 million, driven by higher employee-related payables and increased trade accounts payables due to timing of payments during the year; and

•	A decrease in inventories of $1.6 million, driven mainly by higher shipments at year-end.

Partially offset by:

•	An increase in accounts and other receivables of $2.5 million, related mainly to timing of shipments and receipts during the year.

In comparison, in Fiscal 2009, our non-cash working capital increased by $6.8 million, thereby using cash. Our non-cash working capital changed mainly due to the following:

•
A decrease in accounts payable and accrued liabilities of $15.2 million, as a result of the payment of liabilities, particularly employee costs, incurred in Fiscal 2008 as a result of our Legerity acquisition.

Partially offset by:

•	A decrease in accounts receivable of $3.7 million, as a result the collection of some non-trade receivables; and

•	A reduction of prepaid expenses of $3.4 million.

Investing Activities

Cash used in investing activities was $3.2 million for the year ended March 26, 2010, compared to cash used in investing activities of $1.9 million during Fiscal 2009.  The net cash outflow from investing activities during Fiscal 2010 was mainly due to the following:

•	Expenditures for fixed assets of $2.3 million; and

•	Increase in restricted cash and cash equivalents of $0.9 million, due to deposit into restricted cash against the Swedish pension liability.

The net cash outflow from investing activities during Fiscal 2009 included the following:

•	Expenditures for fixed assets of $3.6 million; and

•	Increase in restricted cash and cash equivalents of $0.5 million, due to deposit into restricted cash against the Swedish pension liability.

Partially offset by:

•	Proceeds from sale of fixed assets of $1.0 million;

•	Proceeds from the sale of business of $1.0 million; and

•	Proceeds from maturing of short-term investments of $0.2 million.

Financing Activities

Cash used in financing activities was $4.5 million during Fiscal 2010.  The cash outflow was primarily due to the following:

•	The repurchase of $2.1 million of common shares;

•	The payment of $1.4 million dividends on preferred shares; and

•	The repurchase of $1.0 million of preferred shares.

Cash used in financing activities during Fiscal 2009 totaled $8.6 million.  The cash outflow was primarily the result of the following:

•	The repurchase of $2.7 million of common shares;

•	The repurchase of $2.6 million of convertible debentures;

•	The payment of $1.9 million dividends on preferred shares; and

•	The repurchase of $1.4 million of preferred shares.

During Fiscal 2010, 921,900 common shares, with an aggregate purchase price of $0.8 million, were repurchased and cancelled as part of the NCIB program.  In addition to repurchases made under the NCIB, a trust of which we are the beneficiary purchased common shares to be held for accounting purposes as treasury shares.  These shares will be held by the trust until settlement of MTCI Plan liabilities and will be sold to fund cash payments by us under the MTCI Plan.  For these purposes in Fiscal 2010, we repurchased 700,000 shares, with an aggregate purchase price of $1.3 million.  During Fiscal 2009 we repurchased and cancelled 4,920,000 shares for total consideration of $2.7 million under a prior NCIB.

On May 27, 2009, the TSX approved the recommencement of our NCIB common share buy-back program authorizing us to repurchase up to 11,971,633 common shares, or about 10% of the public float as of May 25, 2009, during a twelve month period starting on May 29, 2009.  The bid does not commit us to make any share repurchases.  Purchases are made on the TSX at prevailing open market prices and paid out of general corporate funds.  We cancel all shares repurchased under the NCIB common share repurchase program.

The conditions attaching to our preferred shares entitles their holders to receive a quarterly dividend of $0.49 (Cdn $0.50) per share. We are also required to make reasonable efforts to purchase 22,400 preferred shares in each calendar quarter at a price not exceeding $24.31 (Cdn $25.00) per share plus costs of purchase. In addition, if the market price of the shares remains below $24.31 (Cdn $25.00), we expect to make reasonable efforts to repurchase approximately 89,600 preferred shares for total consideration of up to $2.2 million in Fiscal 2011.  During Fiscal 2010 we repurchased 60,200 preferred shares for cash consideration of $1.0 million.  Based upon the terms and conditions of these shares, our obligation to purchase these shares is conditional upon specific market pricing, and the obligation is extinguished at the end of each calendar year.

In July 2009, we completed a formal issuer bid, resulting in the repurchase of $18,000 (Cdn $21,000) principal amount of the convertible debentures for a total of $13,000 (Cdn $15,000).  In October 2009, the TSX approved a notice of intention to make a NCIB permitting the Company to repurchase for cancellation up to Cdn $7.1 million in aggregate principal amount of its convertible debentures, during a twelve-month period from November 3, 2009 to November 2, 2010.  The timing and exact number of convertible debentures purchased under the bid will be at our discretion, will depend on market conditions, and may be suspended or discontinued at any time. All convertible debentures purchased under the bid will be cancelled.  During Fiscal 2009, under the previous NCIB, we repurchased and cancelled $6.5 million (Cdn $7.9 million) principal amount of the convertible debentures for a total of $2.6 million (Cdn $3.2 million).

In addition to our cash, cash equivalents and short-term investment balances, we have credit facilities of $1.5 million (Cdn $1.5 million) available for letters of credit. As at March 26, 2010, we had used $0.5 million of our credit facilities, accordingly, we had $1.0 million (2009 – $0.1 million) unused facilities.  The outstanding letters of credit relate to our Supplementary Executive Retirement Plan (“SERP”). These letters of credit have a term of one year, ending in December 2010.

As at March 26, 2010, we have pledged $15.7 million (114.0 million Swedish krona) in restricted cash and cash equivalents to secure our pension liability of $16.9 million in Sweden. The Swedish pension liability is comprised of $14.1 million (101.9 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $2.8 million calculated under the requirements of the Retirement Benefits Topic of the FASB ASC.

While we have already pledged $15.7 million of cash to secure the Swedish pension liability, we also have the option to purchase insurance to fully fund this pension liability in the future. If we were to fully fund this pension plan, we would have no further obligations under the plan. In order to fully fund this pension plan, we would be required to pay a premium equivalent to the net present value of the interest costs that would otherwise accrue in the future. The decision to fully fund the pension plan would result in an expense, and cash outflow, equivalent to this premium, which could materially affect our results of operations in that period.

C.	Research and Development, Patents, and Licenses, etc.

Our R&D programs are primarily directed at developing intellectual property in the areas of IC development, communications ICs, and ultra low-power semiconductors.  Our R&D expense amounted to $43.0 million in Fiscal 2010, as compared to $46.0 million and $47.7 million in Fiscal 2009 and Fiscal 2008, respectively.

R&D programs include development of intellectual property in the areas of network timing and synchronization, line circuit applications, and voice processing functions.

In addition, research and development efforts are focused on developing ultra low-power integrated circuits supporting short-range communications for wireless telemetry applications.

We maintain product design centers in Ottawa, Canada; Järfälla, Sweden; San Diego, Austin, Reading, and Phoenix in the United States; Caldicot, and Plymouth in the United Kingdom; and Rotterdam in the Netherlands; and Singapore in Asia.

Refer also to Item 5A - Operating Results.

D.	Trend Information

Refer to Item 5A - Operating Results, for a discussion of our most significant recent trends in production, sales and inventory.

E.	Off-balance Sheet Arrangements

Performance Guarantees

Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity’s failure to perform under an obligating agreement.  We have an outstanding performance guarantee related to a managed services agreement (“project agreement”) undertaken by the Communications Systems business (“Systems”), which is now operated by Mitel.  Mitel’s common shares are listed under the symbol “MITL” on the NASDAQ stock market.  We continue to guarantee performance under the project agreement following the sale of the Systems business.  The project agreement and performance guarantee extend until July 31, 2012.  The terms of the project agreement continue to be fulfilled by Mitel.  The maximum potential amount of future undiscounted payments we could be required to make under the guarantee as at March 26, 2010, was $29.8 million (20.0 million British pounds), assuming we are unable to secure the completion of the project.  We are not aware of any factors that would prevent the project’s completion under the terms of the agreement.  In the event that Mitel is unable to fulfill the commitments of the project agreement, we believe that an alternate third-party contractor could be secured to complete the agreement requirements.  We have not recorded a liability in our consolidated financial statements associated with this guarantee.

In connection with the sale of the Systems business, we provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale.  As at March 26, 2010, we do not expect these tax indemnities to have a material impact on our financial statements.

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

Supply Agreements

We have WSAs with two independent foundries, which expire from Fiscal 2011 to 2012.  Under these agreements, the suppliers are obligated to provide certain quantities of wafers per year.  These agreements are typically renewed prior to their expiry dates, or automatically renew for a specified period under the existing terms and conditions unless either party provides notification of these changes to the other party.  We also have agreements with third parties to test and assemble products.  All such agreements are short-term in nature.

F.	Tabular Disclosure of Contractual Obligations

The following tables provide a summary of the effect on liquidity of our contractual obligations as of March 26, 2010 (in thousands):

	Payments Due by Period
Contractual Commitments	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years

Long-term debt (1)	$68,900	$-	$68,900	$-	$-
Interest expense on long-term debt (1)	10,398	4,123	6,275	-	-
Operating leases (2)	16,041	8,247	7,403	391	-
Purchase commitments (3)	6,280	2,777	3,503	-	-
Income tax contingency payments	762	153	-	-	609
Benefit payments under defined benefit pension plans (4)	11,646	1,082	2,236	2,334	5,994
Total Contractual Commitments	$114,027	$16,382	$88,317	$2,725	$6,603

(1)
The principal amount of the convertible debentures of which $68.9 million was outstanding on March 26, 2010 is repayable on September 30, 2012, in lawful money of Canada, or at the option of Zarlink, by issuance of common shares. In addition, subject to the terms of the trust indenture and regulatory approval, the interest payable on the convertible debentures may also be settled in common shares.

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

As at March 26, 2010, we had commitments that expire as follows (in thousands):

	Total	Less than 1 year

Letters of Credit (5)	$492	$492
Guarantees (6)	15,720	15,720
Total Commercial Commitments	$16,212	$16,212

(5)	Cash and cash equivalents of $0.5 million have been hypothecated under our credit facility to cover these letters of credit, as discussed elsewhere in this Item 5.
(6)	We have pledged $15.7 million as security toward our Swedish pension liability.

G.	Safe Harbor

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

Item 6 Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the name, age and position of each director and executive officer of our company as of June 4, 2010.

Name	Age	Position held since	Positions

Dr. Adam Chowaniec(3,6)	60	February 19, 2007	Director and Chairman
Oleg Khaykin(2)	45	November 12, 2007	Director
Hubert T. Lacroix(2,3,4)	54	July 21, 1992	Director
J. Spencer Lanthier(1,2,3)	69	May 14, 2003	Director
Kirk K. Mandy(4,5)	54	July 23, 1998	Director, President and Chief Executive Officer
Jules Meunier (1)	54	July 31, 2002	Director
Dennis Roberson (1)	61	November 11, 2004	Director
Donald G. McIntyre	62	October, 1998	Corporate Secretary
Andre Levasseur	47	June 15, 2009	Senior Vice President Finance and Chief Financial Officer
Stephen J. Swift	57	April, 2001	Senior Vice President and General Manager, Medical Products
Dr. Stan Swirhun (7)	55	June 9, 2005	Chief Technology and Marketing Officer, Senior Vice President and General Manager, Optical Products
Gary Tanner (8)	57	August 3, 2007	Chief Operating Officer, Senior Vice President Worldwide Operations and Communication Products
Renato Pontello	47	December 3, 2009	Vice President and General Counsel
Eileen Speirs	53	December 3, 2009	Vice President Human Resources

(1)	Member of the Compensation and Human Resources Development Committee.
(2)	Member of the Audit Committee (established in accordance with the Canada Business Corporations Act).
(3)           Member of the Nominating and Corporate Governance Committee.
(4)           Member of the Executive Committee.
(5)           Board member since July 23, 1998, President and Chief Executive Officer since February 16, 2005.
(6)           Director since February 19, 2007, Chairman since May 27, 2009.
(7)           Senior Vice President and General Manager, Optical Products since June 9, 2005, Chief Technology and Marketing Officer since December 4, 2009.
(8)           Senior Vice President, Worldwide Operations since August 3, 2007, Chief Operating Officer since December 4, 2009.

Dr. Adam Chowaniec has been Chairperson of the Company’s Board of Directors since May 27, 2009. He has served as the Chairman and Chief Executive Officer of Amiga2 Corporation, a consulting and investment company, since 2002. Dr. Chowaniec was the founding Chief Executive Officer of Tundra Semiconductor Corporation on December 15, 1995 and served in that position until February 2002. Dr. Chowaniec was also Chairman of the Board of Directors of Tundra Semiconductor Corporation until June 2009, former Chair of the Ontario Research and Innovation Council, and serves on numerous other boards of directors in Canada and the United States, including OSI Geospatial Inc., a reporting issuer, BelAir Networks, Liquid Computing Corporation, and Microbridge Corporations. Dr. Chowaniec is a member of the board of the Export Development Corporation of Canada and has held advisory positions with the Ottawa Economic Development Corporation, the National Research Council’s Industrial Research Assistance Program and the Ottawa Health Research Institute and the Natural Science and Engineering Council of Canada. He is also the vice-chair of the Museum of Nature’s national fundraising campaign. He holds a Master's degree in Electrical Engineering from Queen's University (Canada), as well as both a Bachelor of Engineering and a Ph.D. from the University of Sheffield (England).

Mr. Oleg Khaykin has been President and Chief Executive Officer and a member of the Board of Directors of International Rectifier Corporation, a manufacturer of power semiconductors and a public reporting company in the United States, since March 2008. Mr. Khaykin acted as Executive Vice President and Chief Operating Officer of Amkor Technology, a leading provider of advanced semiconductor assembling and test services, from May 2003 to March 2008. From May 1999 to May 2003, Mr. Khaykin was the Vice President of Strategy and Business Development for Conexant Systems Inc./Mindspeed, a company that designs, develops and sells semiconductors for networking applications. Mr. Khaykin was also with the Boston Consulting Group, a strategic consulting firm, from July 1991 to June 1999. Mr. Khaykin began his career as a senior development engineer and product manager with Motorola.

Mr. Hubert T. Lacroix has been President and Chief Executive Officer of the Canadian Broadcasting Corporation / Radio-Canada since January 1, 2008. Mr. Lacroix acted as Senior Advisor to Stikeman Elliott LLP (law firm) and as an adjunct professor at the Faculty of Law of Université de Montréal from May 5, 2003 until December 31, 2007 and as a consultant to Telemedia Ventures Inc., a private investment company from May 5, 2003 until December 31, 2005. Mr. Lacroix was Executive Chairman of Telemedia Corporation from February 2000 to May 2003. From 1984 until his appointment as Executive Chairman of Telemedia Corporation, Mr. Lacroix was a partner with McCarthy Tétrault LLP (law firm). He is Chairman of the Board and a member of the Audit Committee of Fibrek Inc. In addition, he is a trustee of the Lucie and André Chagnon Foundation and a director of their private holding company. Mr. Lacroix is also a Director of the Montreal General Hospital Foundation and a Trustee of the Martlet Foundation of McGill University. Mr. Lacroix received his Bachelor of Law degree from McGill University, was admitted to the Quebec Bar in 1977 and holds a Master of Business Administration degree from McGill University.

Mr. J. Spencer Lanthier has been a Corporate Director since his retirement in 1999 from KPMG Canada, where he had a long and distinguished career culminating in the position of Chairman and Chief Executive from 1993 until his retirement. A recipient of the Order of Canada, Mr. Lanthier is currently a member of the Board and Chair of the Audit Committee of the TMX Group, Inc., Gerdau Ameristeel Corporation, Rona Inc., and a member of the Board of Biovail Corporation, all of which are reporting issuers. Mr. Lanthier received an honorary Doctor of Laws degree from the University of Toronto in 2002.

Mr. Kirk K. Mandy is President and Chief Executive Officer of the Company. He served as Vice-Chairman of the Company’s Board of Directors from 2001 until his appointment as President and Chief Executive Officer of the Company in February 2005.

Over a distinguished career with the Company spanning 22 years, Mr. Mandy held increasingly senior roles, culminating in the position of President and Chief Executive Officer from 1998 to 2001. He oversaw the Company’s strategic decision to focus on semiconductors, and the subsequent divestiture of the Business Communications Systems (BCS) division.

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

Mr. Jules M. Meunier has been General Manager, Alcatel-Lucent – 3G Wireless Division since February 2010. From November 2002 to February 2010, he was a management consultant. He was President and Chief Executive Officer of Proquent Systems Inc. from January to November 2002. Prior to January 2002, over a 20-year career with Nortel Networks Corporation, he helped shape the company’s direction as Chief Technical Officer, and held senior positions in its wired, wireless, and optical communications divisions, including serving as President of its Wireless Networks division.

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

Professor Roberson is a Director of Advanced Diamond Technologies, Cleversafe, Caerus Institute and Sun Phocus Technologies, LLC. He also serves on the Board of Directors of FIRST Robotics (For Inspiration and Recognition of Science and Technology), the National Advisory Council for the Boy Scouts of America and as an International Advisory Panel member for the Prime Minister of Malaysia. He holds Bachelor of Science Degrees in Physics and Electrical Engineering from Washington State University and a Master of Science in Electrical Engineering from Stanford University.

Mr. Donald McIntyre has been Corporate Secretary since 1991. Mr. McIntyre joined our company in 1987 and has held various roles, including Vice President, Human Resources, General Counsel and Corporate Secretary from 1991 to October 1998.  Mr. McIntyre was appointed Senior Vice President Human Resources, General Counsel and Corporate Secretary in October 1998.  Mr. McIntyre also served as a director of our company from 1993 to 1996 and from 1998 to 2002.

Mr. Andre Levasseur was appointed Senior Vice President Finance and Chief Financial Officer on June 15, 2009.  Mr. Levasseur joined Zarlink in 1998, and has held increasingly senior finance roles focused on helping the Company target its product activities on growth markets and improve its cost structure.  Mr. Levasseur served as Corporate Comptroller from December 2007 to June 2009.

Mr. Stephen J. Swift was appointed Senior Vice President and General Manager, Medical Products in April 2001.  Mr. Swift served as General Manager, Medical (renamed Medical Communications) from April 1998 to April 2001 and Manager, ASIC Engineering from September 1997 to April 1998.  Mr. Swift joined our company in 1997.

Dr. Stan Swirhun is Senior Vice President, Chief Technology and Marketing Officer.  Dr. Swirhun served as founder and Chief Executive Officer of Picolight Inc. from 1997 to 2004, and from 1993 to 1997 he served as Vice President of Engineering and then Chief Technology Officer of Vixel Corporation.

Mr. Gary Tanner is Chief Operating Officer, Senior Vice President Worldwide Operations and Communication Products. Mr. Tanner joined Zarlink in August 2007 through its acquisition of Legerity, where he was Vice President of Operations. Prior to joining Legerity, he was plant manager for Intel's Fab 23. Throughout his career with Intel, Mr. Tanner held various management positions in both greenfield and existing operations for multiple facilities, both domestic and international. Before Intel, Mr. Tanner held multiple fab operations management positions with National Semiconductor, Texas Instruments and NCR.

Mr. Renato Pontello was appointed Vice President and General Counsel on December 3, 2009.  Mr. Pontello joined Zarlink in August 1999, and served as Assistant General Counsel from January 2008 to March 2009.

Ms. Eileen Speirs was appointed Vice President of Human Resources on December 3, 2009.  Ms. Speirs served as Director, Global Human Resources from January 2007 to December 2009.

There are no family relationships among directors or executive officers of our company.

B.	Compensation

The aggregate compensation paid by us to our directors and executive officers for services rendered during Fiscal 2010 was $5.1 million.  This amount includes salary, bonuses, severance payments, car allowances and other perquisites and excludes the amount set out below for pension, retirement and similar benefits paid to executive officers.

The aggregate amount set aside or accrued by our company and our subsidiaries during Fiscal 2010 for the provision of pension, retirement and similar benefits to the directors and executive officers our company as a group was $0.2 million, excluding adjustments for market value fluctuations related to the current year.

Information concerning compensation is incorporated by reference from the information set forth in the sections entitled “Executive Compensation” and “Compensation of Directors” in our Management Proxy Circular for the Fiscal 2010 Annual Shareholders Meeting, which is Exhibit 15(b) to this Form 20-F.

C.	Board Practices

Zarlink Semiconductor Inc. fully complies with National Policy 58-201 Corporate Governance Guidelines of the Canadian Securities Administrators and other applicable stock exchange and regulatory requirements. Further information on our corporate governance practices can be obtained on our website at http://www.zarlink.com/zarlink/hs/investors_codeofconduct.htm, and in “Schedule A - Statement of Corporate Governance Practices” in our Management Proxy Circular for the 2010 Annual Shareholders Meeting, which is Exhibit 15(b) to this Form 20-F.

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

The information concerning board practices and the audit committee is incorporated by reference from the information set forth in the sections entitled “Election of Directors – Independence and Board Committees”, “Statement of Corporate Governance Practices”, “Audit Committee Disclosure”, and “Schedule A – Statement of Corporate Governance Practices” in our Management Proxy Circular for the Fiscal 2010 Annual Shareholders Meeting, which is Exhibit 15(b) to this Form 20-F.

See Item 6A for additional information regarding our directors.

D.	Employees

The following table shows Zarlink’s total number of employees as at the end of each Fiscal Year:

	2010	2009	2008

United States	182	184	198
Canada	142	144	157
United Kingdom	108	127	145
Sweden	96	96	120
Other	56	55	53
Total	584	606	673

In Fiscal 2010, our total headcount decreased by 22 employees. Of this decrease, seven employees related to the integration of Legerity, which included the outsourcing of our test and assembly production processes, while 12 employees related to the restructuring announced in the fourth quarter of Fiscal 2009.  Also, due to the sale of substantially all of the assets and business of our Optical Products group on May 14, 2010, our headcount was reduced by a further 64 employees at this time.

Zarlink considers the relationship with its employees to be good.

Certain employees are covered by collective bargaining agreements or are members of a labor union.

In Sweden, three unions represent approximately 69 employees. IF Metall union represents approximately 7 production employees; Unionen, the union for other professionals represents approximately 36 employees; and Sveriges Ingenjörer, union for Engineers, represents about 26 employees. It is common practice in Sweden for the national unions to negotiate minimum standards with the employer association, supplemented by additional terms negotiated by the local branches’. The Unionen and Sveriges Ingenjörer, union for Engineers, agreements expire on September 30, 2011.  The IF Metall agreement expires on January 31, 2012.  Management considers its relationship with the unions in Sweden to be satisfactory.

E.	Share Ownership

The following table shows the number of common shares and options to purchase common shares beneficially owned by each director and executive officer as of June 4, 2010.

Name	Common shares beneficially owned (1)	Percent of Class	Option-Based Awards			Share-Based Awards
			Options Outstanding	Exercise Price	Expiry Date	Number of Units	Vesting Date	Type of Plan

Dr. Adam Chowaniec	211,410	- (2)	20,000 20,000 20,000	Cdn $0.28 Cdn $0.86 Cdn $2.47	February 10, 2015 February 15, 2014 February 19, 2013	17,500	(3)	DSU

Oleg Khaykin	50,000	- (2)	20,000 20,000 20,000	$0.23 $0.85 $1.16	February 10, 2015 February 15, 2014 November 12, 2013	15,000	(3)	DSU

Hubert T. Lacroix	165,000	- (2)	20,000 20,000 20,000 20,000	Cdn $0.86 Cdn $2.49 Cdn $2.51 Cdn $2.26	February 15, 2014 February 6, 2013 January 27, 2012 February 24, 2011	15,000	(3)	DSU

J. Spencer Lanthier	135,410	- (2)	20,000 20,000 20,000 20,000 20,000	Cdn $0.28 Cdn $0.86 Cdn $2.49 Cdn $2.51 Cdn $2.26	February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012 February 24, 2011	15,000	(3)	DSU

Kirk K. Mandy	2,763,500	2.3%	338,000 450,000 450,000 450,000 450,000 750,000 100,000	Cdn $1.37 Cdn $0.28 Cdn $0.86 Cdn $2.49 Cdn $2.51 Cdn $2.26 Cdn $2.12	February 9, 2016 February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012 February 24, 2011 February 3, 2011	56,000	Feb.10, 2013	MTCI

Jules Meunier	155,000	- (2)	20,000 20,000 20,000 20,000 20,000	Cdn $0.28 Cdn $0.86 Cdn $2.49 Cdn $2.51 Cdn $2.26	February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012 February 24, 2011	15,000	(3)	DSU

Dennis Roberson	140,522	- (2)	20,000 20,000 20,000 20,000 20,000 20,000	$0.23 $0.85 $2.11 $2.18 $1.83 $2.75	February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012 February 24, 2011 November 26, 2010	15,000	(3)	DSU

Name	Common shares beneficially owned (1)	Percent of Class	Option-Based Awards			Share-Based Awards
			Options Outstanding	Exercise Price	Expiry Date	Number of Units	Vesting Date	Type of Plan

Donald G. McIntyre	638,136	- (2)	125,000 125,000 125,000 60,000 80,000	Cdn $0.86 Cdn $2.49 Cdn $2.51 Cdn $1.57 Cdn $2.26	May 15, 2011 May 15, 2011 May 15, 2011 May 15, 2011 February 24, 2011	-	-	-

Andre Levasseur	69,672	- (2)	94,000 200,000 25,000 20,000 20,000 20,000 8,000	Cdn $1.37 Cdn $0.76 Cdn $0.28 Cdn $0.86 Cdn $2.49 Cdn $2.51 Cdn $2.26	February 9, 2016 August 5, 2015 February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012 February 24, 2011	16,000	Feb.10, 2013	MTCI

Stephen J. Swift	488,398	- (2)	94,000 200,000 125,000 125,000 125,000 80,000	$1.28 $0.23 $0.85 $2.11 $2.18 $1.83	February 9, 2016 February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012 February 24, 2011	16,000	Feb.10, 2013	MTCI

Stan Swirhun	803,460	- (2)	94,000 200,000 125,000 125,000 125,000 150,000	$1.28 $0.23 $0.85 $2.11 $2.18 $1.31	February 9, 2016 February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012 June 9, 2011	16,000	Feb.10, 2013	MTCI

Gary Tanner	656,250	- (2)	94,000 125,000 200,000 250,000	$1.28 $0.23 $0.85 $1.42	February 9, 2016 February 10, 2015 February 15, 2014 August 31, 2013	16,000	Feb.10, 2013	MTCI

Renato Pontello	35,188	- (2)	50,000 25,000 15,000 5,000 10,000 3,000	Cdn $1.37 Cdn $0.28 Cdn $0.86 Cdn $2.49 Cdn $2.51 Cdn $2.26	February 9, 2016 February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012 February 24, 2011	25,000	Feb.10, 2013	MTCI

Eileen Speirs	49,767	- (2)	50,000 25,000 15,000 10,000 10,000 6,000	Cdn $1.37 Cdn $0.28 Cdn $0.86 Cdn $2.49 Cdn $2.51 Cdn $2.26	February 9, 2016 February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012 February 24, 2011	25,000	Feb.10, 2013	MTCI

(1)
Common shares beneficially owned include options currently exercisable or exercisable within sixty days by the party indicated, and common shares that underly debentures owned. These holdings include stock options currently exercisable or exercisable within 60 days by: Mr. Chowaniec – 30,000; Mr. Khaykin – 25,000; Mr. Lacroix – 65,000; Mr. Lanthier – 70,000; Mr. Mandy – 1,975,000; Mr. Meunier – 70,000; Mr. Roberson – 90,000; Mr. McIntyre – 515,000; Mr. Levasseur – 66,021; Mr. Swift – 411,250; Mr. Swirhun – 481,250; Mr. Tanner – 256,250; Mr. Pontello – 35,188; Ms. Speirs – 42,458.  Also includes common shares issuable upon conversion of the convertible debentures owned by: Mr. Chowaniec – 20,410; Mr. Lanthier – 20,410.

(2)	Represents less than 1% of the class.
(3)	All DSUs are 100% vested at time of grant and are cash-settled upon departure of the director.

Item 7 Major Shareholders and Related Party Transactions

A.	Major Shareholders

The information concerning major shareholders is incorporated by reference from the information set forth in the section entitled “Voting Shares and Principal Holders Thereof” in our Management Proxy Circular for the Fiscal 2010 Annual Shareholders Meeting, which is Exhibit 15(b) to this Form 20-F.

The following table discloses the geographic distribution of the Company’s common shares and the holders of record of such common shares as of May 28, 2010.

	Shareholders		Common Shares
Country	Number	Percent	Number	Percent
United States	1,723	48.4%	35,062,148	28.8%
Canada	1,568	44.1%	86,249,569	70.9%
All others	267	7.5%	295,065	0.3%
Total	3,558	100.0%	121,606,782	100.0%

The following table discloses the geographic distribution of the Company’s preferred shares and the holders of record of such common shares as of May 28, 2010.

	Shareholders		Preferred Shares
Country	Number	Percent	Number	Percent
United States	4	1.7%	2,300	0.2%
Canada	231	97.1%	971,935	99.3%
All others	3	1.2%	4,365	0.5%
Total	238	100.0%	978,600	100.0%

B.	Related Party Transactions

Not applicable

C.	Interests of Experts and Counsel

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

Pursuant to the terms of the Cdn $2.00 Cumulative Redeemable Convertible Preferred Shares, 1983 R&D Series (“Preferred Shares – R&D Series”), we will not be permitted to pay any dividends on common shares unless all dividends accrued on the preferred shares have been declared and paid or set apart for payment. See also Note 16 to the Consolidated Financial Statements in Item 18.

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

There were no significant changes.

Item 9 The Offer and Listing

A.	Offer and Listing Details

Our shares are traded on the TSX and are quoted on the over-the-counter market in the U.S.  Our shares ceased trading on the NYSE in July 2008.

The annual high and low market prices for the five most recent Fiscal Years are as follows:

Toronto Stock Exchange
(Canadian Dollars)

Fiscal Year	High	Low

2006	3.42	1.50
2007	3.35	2.21
2008	2.48	0.57
2009	1.02	0.22
2010	1.98	0.23

Over-The-Counter Market
(U.S. Dollars)

Fiscal Year	High	Low

2006	N/A	N/A
2007	N/A	N/A
2008	N/A	N/A
2009	0.77	0.17
2010	1.93	0.18

New York Stock Exchange
(U.S. Dollars)

Fiscal Year	High	Low

2006	2.95	1.22
2007	2.87	1.97
2008	2.22	0.56
2009	1.03	0.75
2010	N/A	N/A

The high and low market prices for each quarter of the last two Fiscal Years are as follows:

Toronto Stock Exchange
(Canadian Dollars)

	2010		2009
Fiscal Quarter	High	Low	High	Low

1st Quarter	0.74	0.23	1.01	0.76
2nd Quarter	0.82	0.56	1.02	0.50
3rd Quarter	1.06	0.65	0.51	0.25
4th Quarter	1.98	0.88	0.33	0.22

Over-The-Counter Market
(U.S. Dollars)

	2010		2009
Fiscal Quarter	High	Low	High	Low

1st Quarter	0.66	0.18	N/A	N/A
2nd Quarter	0.75	0.47	0.77	0.43
3rd Quarter	1.04	0.59	0.46	0.17
4th Quarter	1.93	0.81	0.27	0.18

New York Stock Exchange
(U.S. Dollars)

	2010		2009
Fiscal Quarter	High	Low	High	Low

1st Quarter	N/A	N/A	1.02	0.75
2nd Quarter	N/A	N/A	1.03	0.79
3rd Quarter	N/A	N/A	N/A	N/A
4th Quarter	N/A	N/A	N/A	N/A

The high and low market prices for each Fiscal month for the most recent six Fiscal months are as follows:

Toronto Stock Exchange
(Canadian Dollars)

Month	High	Low

December 2009	0.98	0.86
January 2010	1.26	0.88
February 2010	1.89	1.16
March 2010	1.98	1.61
April 2010	1.82	1.48
May 2010	1.82	1.37

Over-The-Counter Market
(U.S. Dollars)

Month	High	Low

December 2009	0.91	0.81
January 2010	1.19	0.81
February 2010	1.81	1.07
March 2010	1.93	1.57
April 2010	1.81	1.50
May 2010	1.71	1.28

B.	Plan of Distribution

Not applicable

C.	Markets

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

On June 25, 2007, Zarlink Semiconductor Inc. entered into an agreement and plan of merger by and among Zarlink Semiconductor Inc., ZLE Inc., Legerity Holdings, Inc., and Navigant Capital Advisors, LLC.  Legerity is a leading developer and supplier of voice ICs for carrier, enterprise and residential gateway equipment.  Under the agreement and as the purchaser, Zarlink acquired 100% of the capital stock of Legerity and was to pay consideration of $133.0 million in cash, (i) plus the amount of cash and cash equivalents held by Legerity at the closing date and (ii) plus or minus a working capital adjustment and (iii) plus up to one-half of Legerity’s transaction expenses.  The transaction closed on August 3, 2007, with the total purchase price being $137.3 million in cash, including $2.8 million of direct transaction costs.  See Exhibit 4.13 under Item 19 to the Fiscal 2010 Form 20-F.

To partially finance our acquisition of Legerity, we completed on July 30, 2007 a public offering of subscription receipts (the “Subscription Receipts”) in the aggregate principal amount of Cdn $75,000,000. The Subscription Receipts were automatically exchanged for convertible unsecured subordinated debentures (“Convertible Debentures”) on August 3, 2007, following the closing of our acquisition of Legerity. On August 30, 2007, the underwriters of the public offering exercised in part their over-allotment option and purchased additional Convertible Debentures in the aggregate principal amount of Cdn $3,750,000. The Convertible Debentures bear interest at 6% per annum and are due on September 30, 2012. The indenture governing the Convertible Debentures is incorporated by reference to this annual report. See Exhibit 4.14 under Item 19 to the Fiscal 2010 Form 20-F.

On February 29, 2008, Zarlink entered into a sale and purchase agreement with MHS, a subsidiary of MHS industries Group, to sell the assets of our Swindon foundry for one British pound. The assets sold consisted primarily of intellectual property and other intangible assets, and equipment. In addition, approximately 122 employees of the Swindon foundry transferred to MHS, as a result of this agreement. The transaction was completed on February 29, 2008. See Exhibit 4.15 under Item 19 to the Fiscal 2010 Form 20-F.

Refer to the section entitled “Executive Compensation – Employment Agreements” in our Management Proxy Circular for the Fiscal 2010 Annual Shareholders Meeting for information concerning executive employment contracts. Management considers all other contracts to which we are a party in the most recent two years to be in the ordinary course of business.

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

This summary is based upon the current provisions of the Tax Act and the provisions of the Treaty in force as of the date of hereof, and upon counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”), all in effect as of the date hereof.  This summary does not take into account specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”) and does not assume all Tax Proposals will be enacted as proposed.

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

Generally, shares of a corporation owned by a U.S. Holder will not be taxable Canadian property of the holder at a particular time provided that (i) the shares are listed on a designated stock exchange (which includes the TSX) at that time, (ii) neither the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with such persons owned 25% or more of the issued shares of any class or series of shares of the corporation within the 60-month period ending on the date of the disposition, and (iii) more than 50% of the fair market value of the share was derived directly or indirectly from one or any combination of the following properties, within the meaning of the Tax Act: (i) real or immovable property situated in Canada; (ii) Canadian resource properties; (iii) timber resource properties; and (iv) an option, interest or civil law right in or in respect of any of the foregoing properties.  Notwithstanding the foregoing, in certain circumstances set out in the Tax Act the shares can be deemed to be taxable Canadian property to a U.S. holder.

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

Material United States Federal Income Tax Considerations

The following discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. In addition, this discussion does not cover any state, local or foreign tax consequences. The following is a discussion of United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) that holds shares of Zarlink as capital assets. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as banks, mutual funds, regulated investment companies, retirement plans, dealers in securities or foreign currencies, traders in securities electing a mark-to-market accounting method, tax-exempt entities, insurance companies, entities that are classified as partnerships (i.e., pass-through entities) for United States federal income tax purposes, persons subject to the alternative minimum tax, persons that acquired the shares in connection with the exercise of employee stock options or otherwise as compensation for services, persons whose functional currency is not the U.S. dollar, persons that hold the shares as part of a hedge, straddle or conversion transaction, and persons that own (directly, indirectly, or constructively) 10% or more, by voting power or value, of the outstanding shares of Zarlink.

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

Dividends

Except as otherwise discussed below under “Passive Foreign Investment Company Considerations,” U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits (as determined for United States federal income tax purposes), without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income (but, in the case of individuals, only if they itemize deductions). See “Foreign Tax Credit.” To the extent that distributions exceed current or accumulated earnings and profits of Zarlink, they will be treated first as a return of capital up to the U.S. Holder’s adjusted tax basis in the shares (which adjusted tax basis must therefore be reduced) and thereafter as a gain from the sale or exchange of the shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. Moreover, “qualified dividends” received by U.S. Holders who are individuals, during tax years beginning before January 1, 2011, from any “qualified foreign corporation” are subject to the lower applicable capital gains rate, provided such individual U.S. Holder meets a certain holding period requirement. A “qualified foreign corporation” is generally any corporation formed in a foreign jurisdiction which has a comprehensive income tax treaty with the United States or, if not, the dividend is paid with respect to stock that is readily tradable on an established United States market. However, a “qualified foreign corporation” excludes a foreign corporation that is a passive foreign investment company for the year the dividend is paid or the previous year. Zarlink believes that it qualifies as a “qualified foreign corporation”. There are currently no preferential tax rates for a U.S. Holder that is a corporation.

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

Disposition of Shares

Except as otherwise discussed below under “Passive Foreign Investment Company Considerations,” a gain or loss recognized on a sale of shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his or its adjusted tax basis in the shares. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Long-term capital gains of certain non-corporate U.S. Holders, including individuals, may qualify for a maximum 15% tax rate during tax years beginning before January 1, 2011.  Deductions for net capital losses are subject to significant limitations. Individual U.S. Holders may carry over unused capital losses to offset capital gains plus $3,000 of other income in subsequent years. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), any unused capital losses may only be carried back three years (subject to certain limitations) and forward five years from the loss year to offset capital gains.

Passive Foreign Investment Company Considerations

If Zarlink is a “passive foreign investment company” or “PFIC” as defined in Section 1297 of the Code, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is “passive income”, which generally includes interest, dividends, certain rents and royalties, and gain from the sale or exchange of property that produces passive income, or (ii) the average percentage, by fair market value, of its assets that produce or are held for the production of “passive income” is 50% or more during the taxable year. If we own at least 25% by value of the equity shares of another corporation, we will be treated for purposes of the PFIC tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income.  Zarlink does not believe that it will be a PFIC for the current Fiscal Year or for future years. Whether Zarlink is a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of Zarlink’s income and assets, including cash, and therefore no assurance can be provided that Zarlink would not be classified as a PFIC for the current Fiscal Year and for any future taxable year. U.S. Holders should be aware, however, that if Zarlink becomes a PFIC, it may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat Zarlink as a “qualified electing fund” for purposes of one of the two alternative tax regimes applicable to a PFIC.

If Zarlink is classified as a PFIC for any taxable year during which a U.S. Holder owns shares, the U.S. Holder, absent certain elections (including the qualified electing fund election), will generally be subject to adverse rules (regardless of whether Zarlink continues to be classified as a PFIC).  Special taxation rules applicable to a U.S. Holder of a PFIC would generally apply to treat as ordinary income gains realized on the disposition of shares and certain “excess distributions” as defined in Section 1291(b) of the Code, plus impose an interest charge.  Alternatively, if U.S. Holders were able to treat Zarlink as a qualified electing fund by electing to be taxed currently on their share of Zarlink’s undistributed income, U.S. Holders would generally treat any gain realized on the disposition of shares as capital gain and may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on their share of Zarlink’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.

Under recently enacted U.S. tax legislation and subject to future guidance, if Zarlink is a PFIC, U.S. Holders will be required to file, for returns due after March 18, 2010, an annual information return with the Internal Revenue Service relating to their ownership of shares.  This new filing requirement is in addition to any pre-existing reporting requirements that applied to a U.S. Holder’s interest in a PFIC (which the recently enacted tax legislation does not affect).U.S. Holders or potential shareholders should consult their own tax advisor concerning the impact of these rules on their investment in Zarlink and any reporting obligations to which they may be subject under these rules.

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

Subject to specified exceptions and future guidance, recently enacted U.S. tax legislation generally requires a U.S. Holder (that is an individual or, to the extent provided in future guidance, a domestic entity) to report to the Internal Revenue Service such U.S. Holder’s interests in stock or securities issued by a non-U.S. person for taxable years beginning after March 18, 2010.  No guidance on this reporting requirement has yet been issued.  U.S. Holders should consult their tax advisors regarding the information reporting obligations that may arise from their acquisition, ownership or disposition of our shares.

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

We use forward contracts and foreign currency options to reduce the exposure to foreign exchange risk on operating cash flows.  Our most significant foreign exchange exposures relate to the British pound, the Canadian dollar, and the Swedish krona.  As at March 26, 2010, we had no forward contracts or foreign currency options outstanding.  We expect to continue using these methods of reducing our exposure to foreign exchange risk in future periods.

Our assets and liabilities denominated in foreign currencies are subject to the effects of exchange rate fluctuations of those currencies relative to the U.S. dollar. Our most significant liabilities denominated in a foreign currency are our convertible debentures denominated in Canadian dollars and our pension liability denominated in Swedish krona. We have partially mitigated the foreign exchange risk relating to the Swedish pension liability by holding Swedish krona in restricted cash; however, we are exposed to fluctuations in Canadian to U.S. dollar exchange rates in regards to the convertible debentures.

Our convertible debentures bear a fixed 6% interest rate for the life of the debt; therefore we are not exposed to any interest rate risk on this debt. On the other hand, because our convertible debentures are denominated in Canadian dollars, while our functional currency is the U.S. dollar, we are required to revalue these debentures into U.S. dollars at the period-end market rate.  As a result of this revaluation, we incur non-cash foreign currency gains or losses.  With regards to our convertible debentures, a five percentage point change in the Cdn/U.S. exchange rate will have a non-cash foreign exchange impact of approximately $3.4 million to our earnings in a given Fiscal period.

Based on a sensitivity analysis performed on the financial instruments held at March 26, 2010, that are sensitive to changes in interest rates, the impact to the fair value of our cash equivalents and short-term investments portfolio by an immediate hypothetical parallel shift in the yield curve of plus or minus 50, 100 or 150 basis points would result in an insignificant decline or increase in portfolio value.

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

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15 Controls and Procedures

Disclosure Controls and Procedures

Our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 26, 2010. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 26, 2010.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management maintains a system of controls intended to provide reasonable assurance that (a) transactions are authorized; (b) assets are safeguarded; and (c) financial records are accurately maintained in reasonable detail and fairly reflect the transactions of our company.

Management assessed the effectiveness of the our internal control over financial reporting (ICFR) as of March 26, 2010, based on the criteria set forth in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of March 26, 2010, our internal control over financial reporting is effective.

Our independent registered public accounting firm, Deloitte & Touche LLP, audited the financial statements included in this annual report containing the disclosure required by this Item and has assessed the effectiveness of the Company’s internal control over financial reporting. Deloitte and Touche LLP has issued an unqualified attestation report on the Company's internal control over financial reporting which is included in Item 18 of this Form 20-F.

Changes in internal control over financial reporting

In conjunction with our review and evaluation of our internal control over financial reporting during the year ended March 26, 2010, we implemented measures to improve our internal control over financial reporting in various processes.  Our management has assessed that, while these changes were an improvement to our control activities, there have not been any changes in our internal control over financial reporting during the year ended March 26, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management continues to monitor our business processes, and expects that we will continue to make improvements to our processes and controls in upcoming periods, in efforts to improve process efficiency and effectively utilize our resources.

Item 16A Audit Committee Financial Expert

Information concerning the audit committee financial expert is incorporated by reference from the information set forth in the section entitled “Audit Committee Disclosure” in our Management Proxy Circular for the Fiscal 2010 Annual Shareholders Meeting.

Item 16B Code of Ethics

Information concerning the code of ethics is incorporated by reference from the information set forth in the section entitled “Statement of Corporate Governance Practices” and “Schedule A – Statement of Corporate Governance Practices” in our Management Proxy Circular for the Fiscal 2010 Annual Shareholders Meeting. Information concerning our code of ethics is also available on our website at http://www.zarlink.com/zarlink/hs/5080.htm.

Item 16C Principal Accountant Fees and Services

The information concerning principal accountant fees and services is incorporated by reference from the information set forth in the section entitled “Audit and Other Fees” in our Management Proxy Circular for the Fiscal 2010 Annual Shareholders Meeting.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Information with respect to our purchases of common shares during Fiscal 2010 follows:

Fiscal Month/Year	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares That May Yet Be Purchased Under the Program (2) (3)
April 2009 (03/28/09 - 05/1/09)
	-	-	-	7,352,384
May 2009 (05/02/09 - 05/29/09)
	-	-	-	11,971,633
June 2009 (05/30/09 - 06/26/09)
	-	-	-	11,971,633
July 2009 (06/27/09 - 07/31/09)
	-	-	-	11,971,633
August 2009 (08/01/09 - 08/28/09)
	-	-	-	11,971,633
September 2009 (08/29/09 - 09/25/09)
	-	-	-	11,971,633
October 2009 (09/26/09 – 10/30/09)
	-	-	-	11,971,633
November 2009 (10/31/09 - 11/27/09)
	49,500	$0.82	49,500	11,922,133
December 2009 (11/28/09 - 12/25/09)
	693,000	$0.87	693,000	11,229,133
January 2010 (12/26/09 – 01/29/10)
	178,200	$0.90	178,200	11,050,933
February 2010 (01/30/10 - 02/26/10)
	1,200	$0.95	1,200	11,049,733
March 2010 (02/27/10 - 03/26/10)
	700,000	$1.84	-	11,049,733

(1)
During Fiscal 2010, 921,900 common shares, with an aggregate purchase price of $0.8 million, were repurchased and cancelled as part of a NCIB.  In addition to repurchases made under the NCIB, a trust of which we are the beneficiary purchased common shares to be held for accounting purposes as treasury shares.  These shares will be held by the trust until settlement of MTCI Plan liabilities and will be sold to fund cash payments by us under the MTCI Plan.  For this purpose in Fiscal 2010, the trust on our behalf purchased 700,000 shares, with an aggregate purchase price of $1.3 million.

(2)
During Fiscal 2009, under the previous NCIB, we repurchased and cancelled 4,920,000 common shares, with an aggregate purchase price of $2.7 million.  Under this NCIB, we were authorized to purchase up to 12,272,384, of the issued and outstanding common shares during a twelve month period starting on May 26, 2008.  Therefore, we had a maximum of 7,352,384 common shares that may have been repurchased at the end of April 2009.

(3)
On May 27, 2009, the TSX approved the recommencement of our common share buy-back program authorizing us to repurchase up to 11,971,633 common shares, or about 10% of the public float as of May 25, 2009, during a twelve month period starting on May 29, 2009.  The bid does not commit us to make any share repurchases.  Purchases were made on the TSX at prevailing open market prices and paid out of general corporate funds.  We cancelled all shares repurchased under the common share repurchase program.

On June 3, 2010, the TSX approved the recommencement of the Company’s common share buyback program authorizing the Company to repurchase up to 11,874,330 common shares, representing approximately 10 percent of its public float of 118,743,306 common shares as of May 31, 2010.  The bid does not commit the Company to make any share repurchases.

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

Item 18 Financial Statements

The following financial statements and supplementary data have been filed as part of this Annual Report:

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Zarlink Semiconductor Inc.

We have audited the accompanying consolidated balance sheets of Zarlink Semiconductor Inc. and subsidiaries (the “Company”) as at March 26, 2010 and March 27, 2009, and the related consolidated statements of income (loss), shareholders' equity and cash flows for the years ended March 26, 2010, March 27, 2009, and March 28, 2008.  Our audits also included the financial statement schedule titled Valuation and Qualifying Accounts listed in the Index at Item 18 on Form 20-F.  These financial statements and financial statement schedule are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Zarlink Semiconductor Inc. and subsidiaries as at March 26, 2010 and March 27, 2009 and the results of their operations and their cash flows for the years ended March 26, 2010, March 27, 2009, and March 28, 2008 in accordance with accounting principles generally accepted in the United States of America.  Also, in our opinion, the financial statement schedule titled Valuation and Qualifying Accounts listed in the Index at Item 18 on Form 20-F, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 26, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 3, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Ottawa, Canada
June 3, 2010

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in Note 15 to the financial statements related to the adoption of FASB ASC 740, Income Taxes (FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes) for the year ended March 28, 2008.  Our report to the Board of Directors and Shareholders of Zarlink Semiconductor Inc., dated June 3, 2010 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Ottawa, Canada
June 3, 2010

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Zarlink Semiconductor Inc.

We have audited the internal control over financial reporting of Zarlink Semiconductor Inc. and subsidiaries (the “Company”) as of March 26, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting listed in the Index at Item 15 on Form 20-F.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 26, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule listed in the Index at Item 18 on Form 20-F as of and for the years ended March 26, 2010, March 27, 2009 and March 28, 2008 of the Company and our report dated June 3, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule and included a separate report entitled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences regarding the Company’s adoption of FASB ASC 740, Income Taxes (FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes) for the year ended March 28, 2008.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Ottawa, Canada
June 3, 2010

Zarlink Semiconductor Inc.
(Incorporated under the laws of Canada)
CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share amounts, U.S. GAAP)

	March 26,	March 27,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$74,369	$45,006
Restricted cash and cash equivalents	15,720	13,145
Trade accounts receivable – less allowance for doubtful accounts of $12 (March 27, 2009 –$Nil)	27,038	24,556
Other accounts receivable – less allowance for doubtful accounts of $Nil (March 27, 2009 – $632)	4,248	4,300
Inventories	26,225	27,821
Prepaid expenses and other	2,305	2,681
Current assets held for sale	750	1,935
Deferred income tax assets – current portion	2,000	-
	152,655	119,444

Fixed assets – net of accumulated depreciation of $42,283 (March 27, 2009 – $47,156)	10,992	12,530
Deferred income tax assets – long-term portion	7,584	5,800
Intangible assets – net	41,871	49,106
Other assets	1,603	2,655
	$214,705	$189,535
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$15,178	$12,018
Employee-related payables	13,452	9,478
Income and other taxes payable	1,006	482
Current portion of provisions for exit activities	379	3,645
Other accrued liabilities	7,123	6,454
Deferred revenue	4,493	861
Deferred income tax liabilities – current portion	29	28
	41,660	32,966

Long-term debt – convertible debentures	68,900	57,203
Long-term portion of provisions for exit activities	246	200
Pension liabilities	16,636	14,690
Deferred income tax liabilities – long-term portion	-	28
Long-term accrued income taxes	2,208	2,408
Other long-term liabilities	569	830
	130,219	108,325
Redeemable preferred shares, unlimited shares authorized; non-voting; 1,001,600 shares issued and 999,000 shares outstanding (2009 – 1,059,200)	12,787	13,558

Guarantees, commitments and contingencies (Notes 19, 20 and 21)

Shareholders’ equity:
Common shares, unlimited shares authorized; no par value; 121,606,782 shares issued and 120,906,782 outstanding (2009 – 122,425,682 issued and outstanding)	733,357	738,818
Treasury shares, at cost, 700,000 shares (2009 – Nil)	(1,289)	-
Additional paid-in capital	39,838	33,969
Deficit	(664,110)	(669,872)
Accumulated other comprehensive loss	(36,097)	(35,263)
	71,699	67,652
	$214,705	$189,535

/s/ Kirk K. Mandy	/s/ Hubert T. Lacroix
(Kirk K. Mandy)	(Hubert T. Lacroix)
President and Chief Executive Officer	Director

(See accompanying notes.  The accompanying notes are an integral part of the consolidated financial statements)

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, U.S. GAAP)

	Common Shares
	Number (thousands)	Amount	Additional Paid-in Capital	Treasury Shares, at Cost	Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance, March 30, 2007	127,343	$768,504	$4,272	$-	$(587,720)	$(34,265)	$150,791
Net loss	-	-	-	-	(48,353)	-	(48,353)
Foreign currency translation adjustment	-	-	-	-	-	(30)	(30)
Minimum pension liability	-	-	-	-	-	(1,486)	(1,486)
Comprehensive loss							(49,869)
Issuance of common shares under share benefit plans	3	5	-	-	-	-	5
Stock compensation expense	-	-	2,006	-	-	-	2,006
Preferred share dividends	-	-	-	-	(2,316)	-	(2,316)
Premiums on preferred share repurchases	-	-	(1,174)	-	-	-	(1,174)
Balance, March 28, 2008	127,346	$768,509	$5,104	$-	$(638,389)	$(35,781)	$99,443
Net loss	-	-	-	-	(29,544)	-	(29,544)
Currency translation adjustment gain on wind up of subsidiary	-	-	-	-	-	(234)	(234)
Foreign currency translation adjustment	-	-	-	-	-	(144)	(144)
Minimum pension liability	-	-	-	-	-	896	896
Comprehensive loss							(29,026)
Common share repurchase	(4,920)	(29,691)	26,984	-	-	-	(2,707)
Stock compensation expense	-	-	2,115	-	-	-	2,115
Preferred share dividends	-	-	-	-	(1,939)	-	(1,939)
Premiums on preferred share repurchases	-	-	(234)	-	-	-	(234)
Balance, March 27, 2009	122,426	$738,818	$33,969	$-	$(669,872)	$(35,263)	$67,652
Net income	-	-	-	-	7,654	-	7,654
Foreign currency translation adjustment						(38)	(38)
Minimum pension liability	-	-	-	-	-	(796)	(796)
Comprehensive income							6,820
Common share repurchase	(922)	(5,564)	4,760	-	-	-	(804)
Common share repurchase to be held as treasury shares	(700)	-	-	(1,289)	-	-	(1,289)
Issuance of common shares under share benefit plans	103	103	(28)	-	-	-	75
Stock compensation expense	-	-	1,389	-	-	-	1,389
Preferred share dividends	-	-	-	-	(1,892)	-	(1,892)
Premiums on preferred share repurchases	-	-	(252)	-	-	-	(252)
Balance, March 26, 2010	120,907	$733,357	$39,838	$(1,289)	$(664,110)	$(36,097)	$71,699

(See accompanying notes.  The accompanying notes are an integral part of the consolidated financial statements)

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(In thousands of U.S. dollars, except per share amounts, U.S. GAAP)

	Years Ended
	March 26,	March 27,	March 28,
	2010	2009	2008

Revenue	$220,141	$227,165	$183,555
Cost of revenue	107,028	118,131	100,437
Gross margin	113,113	109,034	83,118

Expenses:
Research and development	42,976	45,994	47,661
Selling and administrative	42,981	50,643	55,757
Amortization of intangible assets	7,234	7,384	5,072
Contract impairment and other	715	280	4,100
Impairment (recovery) of current asset	(1,052)	3,000	-
Impairment of asset held for sale	1,185	1,200	-
Goodwill impairment	-	46,887	-
Acquired in-process R&D	-	-	20,250
Loss (gain) on sale of business and foundry	-	(1,000)	17,578
Gain on sale of assets	-	(936)	(2,343)
	94,039	153,452	148,075
Operating income (loss)	19,074	(44,418)	(64,957)

Gain (loss) on repurchase of convertible debentures	(316)	3,593	-
Amortization of debt issue costs	(641)	(689)	(491)
Gain on sale of Mitel investment	-	-	12,900
Gain on insurance settlement	-	-	5,500
Interest income	184	1,184	3,549
Interest expense	(3,867)	(4,145)	(3,146)
Foreign exchange gain (loss)	(10,843)	14,028	(1,481)
Net income (loss) before income taxes	3,591	(30,447)	(48,126)
Income tax recovery (expense)	4,063	903	(227)
Net income (loss)	$7,654	$(29,544)	$(48,353)

Net income (loss) attributable to common shareholders after preferred share dividends and premiums on preferred share repurchases	$5,510	$(31,717)	$(51,843)

Net income (loss) per common share:
Basic	$0.05	$(0.25)	$(0.41)
Diluted	$0.04	$(0.25)	$(0.41)

Weighted average number of common shares outstanding (thousands):
Basic	122,163	124,798	127,346
Diluted	123,444	124,798	127,346

(See accompanying notes.  The accompanying notes are an integral part of the consolidated financial statements)

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, U.S. GAAP)

	Years Ended
	March 26,	March 27,	March 28,
	2010	2009	2008
CASH PROVIDED BY (USED IN)
Operating activities:
Net income (loss)	$7,654	$(29,544)	$(48,353)
Depreciation of fixed assets	3,780	4,706	5,666
Amortization of other assets	7,875	8,073	5,563
Stock compensation expense	1,586	2,115	2,006
Deferred income taxes	(3,811)	2,813	3,431
Other non-cash changes in operating activities	12,508	(12,808)	28,722
Goodwill impairment	-	46,887	-
Gain on insurance settlement	-	-	(5,500)
Proceeds from insurance	-	-	14,100
Flood related expenditures	-	-	(10,946)
Decrease (increase) in working capital:
Trade accounts and other receivables	(2,482)	3,712	(416)
Inventories	1,596	992	(2,985)
Prepaid expenses and other	376	3,380	(3,652)
Payables and other accrued liabilities	3,188	(15,153)	218
Deferred revenue	3,632	292	(70)
Total	35,902	15,465	(12,216)
Investing activities:
Expenditures for fixed assets	(2,265)	(3,594)	(7,665)
Increase in restricted cash and cash equivalents	(930)	(517)	(272)
Proceeds from sale of fixed assets	15	984	2,745
Acquisition of business, net of cash received	-	-	(136,038)
Matured short-term investments	-	240	3,301
Proceeds from sale of investment	-	-	12,900
Proceeds from sale of business	-	1,000	669
Payment for sale of foundry	-	-	(3,635)
Proceeds from insurance for fixed assets	-	-	4,546
Total	(3,180)	(1,887)	(123,449)
Financing activities:
Issuance of convertible debentures	-	-	74,470
Repurchase of convertible debentures	(13)	(2,594)	-
Debt issue costs	-	-	(3,656)
Payment of dividends on preferred shares	(1,417)	(1,939)	(2,316)
Repurchase of preferred shares	(1,023)	(1,386)	(2,607)
Repurchase of common shares	(804)	(2,707)	-
Repurchase of treasury shares	(1,289)	-	-
Exercise of stock options	75	-	5
Total	(4,471)	(8,626)	65,896
Effect of currency translation on cash	1,112	(2,307)	782
Increase (decrease) in cash and cash equivalents	29,363	2,645	(68,987)
Cash and cash equivalents, beginning of year	45,006	42,361	111,348
Cash and cash equivalents, end of year	$74,369	$45,006	$42,361

(See accompanying notes.  The accompanying notes are an integral part of the consolidated financial statements)

ZARLINK SEMICONDUCTOR INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, U.S. GAAP)

1.	NATURE OF OPERATIONS

Zarlink is an international semiconductor product supplier.  The Company’s principal business activities comprise the design, manufacture and distribution of microelectronic components for the communications, medical and optical industries.  The principal markets for the Company’s products are the Asia Pacific region, Europe and the United States.

2.	ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with U.S. GAAP.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  Areas where management uses subjective judgment include, but are not limited to, business combinations, revenue, inventory valuation and cost, impairment of goodwill and other long-lived assets, restructuring charges, deferred income taxes, pension liabilities, stock based compensation, depreciation and amortization, warranties, allowance for doubtful accounts and commitments and contingencies.  Actual results could differ from those estimates and such differences may be material.

(A)	FISCAL YEAR END

The Company’s Fiscal Year end is the last Friday in March. For Fiscal 2010, the Company’s year-end was March 26, 2010, reflecting a fifty-two week year with four thirteen-week quarters.  For Fiscal 2009, the Company’s year-end was March 27, 2009, reflecting a fifty-two week year with four thirteen-week quarters. For Fiscal 2008, the year-end was March 28, 2008, resulting in a fifty-two week year with four thirteen-week quarters.

(B)	BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and of its wholly owned subsidiary companies.  All significant inter-company balances and transactions have been eliminated on consolidation.

(C)	SEGMENT REPORTING

Operating segments are components of a company, which engage in business activities, whose results are regularly reviewed by management, for which separate financial information is produced for internal reporting purposes. In all periods presented, the Company operated in one reportable segment: semiconductor products. Included in the one reportable segment, the Company operated four operating segments: Communication Products, Medical Products, Optical Products, and Custom and Other.

(D)	CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

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

(E)	RESTRICTED CASH AND CASH EQUIVALENTS

Restricted cash and cash equivalents consist of cash and cash equivalents used as security pledges against liabilities or other forms of credit.

(F)	INVENTORIES

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

(G)	FIXED AND ACQUIRED INTANGIBLE ASSETS

Fixed assets are initially recorded at cost, net of related research and development and other government assistance. Acquired intangible assets are initially identified and valued on acquisition at fair value, which is equivalent to cost. Management assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset groups may not be recoverable.  In assessing the impairment, the Company compares projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful life against their carrying amounts. If projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on expected discounted cash flows. Changes in the estimates and assumptions used in assessing projected cash flows could materially affect the results of management’s evaluation.

Depreciation and amortization is provided on the basis and at the rates set out below:

Assets	Basis	Rate
Buildings	Straight-line	2 – 4%
Equipment	Straight-line	10 – 50%
Leasehold improvements	Straight-line	lease term
Acquired intangibles	Straight-line	10 – 33.3%

(H)	GOODWILL

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

(I)	FOREIGN CURRENCY TRANSLATION

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

(J)	DERIVATIVE FINANCIAL INSTRUMENTS

The Company operates globally and, therefore, incurs expenses in currencies other than its U.S. dollar functional currency. The Company utilizes certain derivative financial instruments, including forward and option contracts, to enhance its ability to manage foreign currency exchange rate risk that exists as part of its ongoing operations. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.  The Company does not use derivative contracts for speculative purposes.

In accordance with the Derivatives and Hedging Topic of the FASB ASC, all derivative instruments are carried on the Company’s balance sheet at fair value, and are reflected in prepaid expenses or other accrued liabilities. The Company primarily designates derivatives as cash flow hedges.  When the derivative is designated as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in Other Comprehensive Income (“OCI”) and are recognized in net income (loss) against the hedged item when that hedged item affects net income (loss).  The gains and losses associated with ineffective portions of the derivative, as well as any derivatives not designated as part of a hedging relationship, or terminated hedges, are recognized in net income (loss) immediately within the foreign exchange line item of the Statement of Income (Loss).

(K)	COMPREHENSIVE INCOME

The Company records the impact of unrealized net derivative gains or losses on cash flow hedges, changes in foreign exchange related to subsidiaries with a functional currency other than the U.S. dollar and changes in minimum pension liabilities, as components of comprehensive income, in accordance with the Comprehensive Income and Retirement Benefits Topics of the FASB ASC.

(L)	REVENUE RECOGNITION

The Company recognizes revenue from the sale of semiconductor products, which are primarily specialized products that are proprietary in design and used by multiple customers.  Customer acceptance provisions for performance requirements are generally based on seller-specified criteria, and are demonstrated prior to shipment.

The Company generates revenue through direct sales and sales to distributors. In accordance with guidance contained in the Revenue Recognition Topic of the FASB ASC, the Company recognizes product revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) transfer of title has occurred; (iii) the price to the customer is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured.

In addition, the Company has agreements with its distributors that cover three sales programs, specifically:

•	ship and debit claims, which provide for pricing adjustments based upon distributor resale;

•	stock rotation claims, which provide for certain stock return rights earned against sales; and

•	sales rebates, which provide for refunds on certain products purchased.

The Company accrues for these programs as a reduction of revenue at the time of shipment, based on historical sales returns, analysis of credit memo data, and other factors known at the time.  Distributor sales are recognized as revenue at the time of shipment in accordance with guidance in the Revenue Recognition Topic of the FASB ASC, because of the following:

i)	The Company’s price to the buyer is fixed or determinable at the date of sale;

ii)	The distributor is obligated to pay the Company, and the obligation is not contingent on resale of the product;

iii)	The distributor’s obligation to the Company would not be changed in the event of theft or physical destruction or damage of the product;

iv)	The distributor has economic substance apart from that provided by the Company;

v)	The Company does not have significant obligations for future performance to directly bring about resale of the product by the distributor; and

vi)	The amount of future returns can be reasonably estimated.

The Company records all revenue net of all sales and related taxes, in accordance with guidance in the Revenue Recognition Topic of the FASB ASC.

The Company also has arrangements with certain customers where cash is received by the Company prior to the delivery of products to the customer.  Accordingly, the Company defers revenue and cost of revenue until delivery has occurred.  The amounts relating to cash received prior to the criteria for revenue recognition being met are recorded in the deferred revenue liability on the Company’s balance sheet.

(M)	INCOME TAXES

Income taxes are accounted for using the liability method of accounting for income taxes.  Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.  Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  Deferred income tax assets are recognized only to the extent, in the opinion of management, it is more likely than not that the deferred income tax assets will be realized in the future. The Company records certain tax liabilities or benefits based on guidance included in the Income Taxes Topic of the FASB ASC. This guidance requires companies to determine the likely outcome of uncertain tax positions (“UTPs”) and record this amount as an expense or recovery during the year in which UTPs are identified. It also requires companies to identify specifically where interest and penalties associated with these UTPs are recorded. Consistent with prior years, interest and penalties associated with UTPs taken by the Company are charged to income tax expense.

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

(N)	RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to earnings in the periods in which they are incurred. Government assistance and non-recurring engineering reimbursements are reflected as a reduction of research and development costs in the period that the expenses were incurred or the milestones were met.  Related investment tax credits are deducted from income tax expense.

(O)	GOVERNMENT ASSISTANCE

The Company accounts for government grants by recognizing the benefit as a reduction in the related expense or cost of the fixed asset in the period incurred when there is reasonable assurance that the grant will be received.

(P)	STOCK-BASED COMPENSATION

The Stock Compensation Topic of the FASB ASC requires that stock-based awards to employees be recorded at fair value. The estimated fair value of awards is amortized to expense over the requisite service period of the awards on a straight-line basis.

The fair value of the Company’s stock option awards to employees was estimated using the Black-Scholes-Merton option pricing model.  This model considers, among other factors, share prices, option prices, share price volatility, the risk-free interest rate, dividends, and expected option lives. In addition, the Topic requires that the Company estimate the number of stock options which will be forfeited. Expected share price volatility is estimated using historical data on volatility of the Company’s stock. Expected option lives and forfeiture rates are estimated using historical data on employee exercise patterns. The risk-free interest rate is based on the yield of government bonds at the time of calculating the expense and for the period of the expected option life. When options are exercised the Company issues new shares.

In accordance with the Stock Compensation Topic of the FASB ASC, for stock-based awards that are cash-settled and classified as liabilities, stock-based compensation cost is re-measured at each reporting date until the date of settlement.  The fair value of units awarded is calculated based on the market price of our common shares on the date of grant, and is re-measured at each reporting date using the closing price on the TSX until the date of settlement.  Deferred compensation liabilities are reflected in other accrued liabilities and other long-term liabilities on the Company’s balance sheet.

Stock compensation expense has also been recorded in circumstances where the terms of a previously fixed stock option were modified. Previous stock option modifications have included the extension of option lives for terminated employees and changes in vesting periods. The estimated fair value of the options is amortized to expense over the requisite service period of the awards.

(Q)	DEBT ISSUE COSTS

The costs related to the issuance of debt are capitalized and amortized to expense using the straight-line method over the lives of the related debt.  The straight-line method results in amortization that is not materially different from that calculated under the effective interest method.  These costs are included in other assets on the Company’s balance sheet.

(R)	EMPLOYEE FUTURE BENEFITS

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

(S)	RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2009, the FASB issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a Replacement of FASB Statement No. 162 (the “Codification”, or “FASB ASC”). The FASB ASC will be the single source of authoritative non-governmental U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB ASC is effective for interim and annual periods ending after September 15, 2009. All pre-Codification GAAP are superseded as described in FASB Statement No. 168. All other accounting literature not included in the Codification is non-authoritative. The Company adopted the Codification in the second quarter of Fiscal 2010.  The Codification did not have a material impact on the Company’s consolidated financial statements.  The Company has updated references to the FASB ASC, as appropriate.

In April 2010, the FASB issued ASU, 2010-17, to provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions.  The amendments in this ASU will be effective prospectively for milestones achieved in Fiscal Years beginning on or after June 15, 2010.  This Company is required to adopt this ASU in Fiscal 2012.  The Company is currently evaluating the effect that the adoption of this ASU will have on its consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update (“ASU”), 2009-14, to address concerns raised by constituents relating to the accounting for revenue arrangements that contain tangible products and software.  The amendments in this ASU change the accounting model for revenue arrangements that include both tangible products and software elements.  Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality will no longer be within the scope of guidance in the Software – Revenue Recognition Subtopic of the FASB ASC.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  The Company is required to adopt this ASU in Fiscal 2012.  The Company is currently evaluating the effect that the adoption of this ASU will have on its consolidated financial statements.

In October 2009, the FASB issued ASU, 2009-13, to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit.  This ASU provides amendments to the criteria in the Revenue Recognition – Multiple-Element Arrangements Subtopic of the FASB ASC.  As a result of those amendments, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  The Company is required to adopt this ASU in Fiscal 2012.  The Company is currently evaluating the effect that the adoption of this ASU will have on its consolidated financial statements.

In May 2009, the FASB issued the Subsequent Events Topic of the FASB ASC. This Topic establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Topic sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In February 2010, the FASB issued ASU, 2010-09, to provide amendments to the Subsequent Events Topic of the FASB ASC.  These amendments clarified certain disclosures previously required by the Topic.  This Topic is effective for interim or annual periods ending after June 15, 2009. The Company adopted this Topic in the first quarter of Fiscal 2010, and the amendments contained in the ASU in the fourth quarter of Fiscal 2010.  The adoption of the Topic and its amendments did not have a material impact on the Company’s financial position or results of operations.

In April 2009, the FASB issued an amendment to the Financial Instruments Topic of the FASB ASC, which requires disclosures about fair value of financial instruments in interim as well as annual financial statements. This amended Topic is effective for periods ending after June 15, 2009. The Company adopted this amended Topic in the first quarter of Fiscal 2010.  The adoption of this Topic did not have a material impact on the Company’s financial position or results of operations.

In December 2008, the FASB issued additional guidance on the Defined Benefit Plans Topic of the FASB ASC, as it relates to employers' disclosures about plan assets of a defined benefit pension or other postretirement plan. This guidance is effective for financial statements issued for Fiscal Years ending after December 15, 2009. The Company is required to adopt this Topic in Fiscal 2010. The adoption of this guidance has increased the disclosures in the Fiscal 2010 year-end consolidated financial statements related to the assets of the Company’s defined benefit pension plans.

In April 2008, the FASB issued an amendment to the General Intangibles Other Than Goodwill Topic of the FASB ASC. This amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset.  The Company adopted this amendment in the first quarter of Fiscal 2010. The requirements of the amendment are to be applied prospectively to intangible assets acquired after the effective date. As a result, the adoption did not have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued the Fair Value Measurements and Disclosure Topic of the FASB ASC. This Topic defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements.  In February 2008, the FASB amended this Topic to exclude fair value requirements on leases and delayed the effective date for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to Fiscal Years beginning after November 15, 2008.  The Company adopted certain provisions of the Topic in the first quarter of Fiscal 2009.  In the first quarter of Fiscal 2010, the Company adopted the provisions previously deferred by the Topic, relating to non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis.  The adoption of these provisions did not have a material impact on the Company’s financial position or results of operations.

In December 2007, the FASB issued the Business Combinations Topic of the FASB ASC. This Topic significantly changes the accounting for acquisitions, both at the acquisition date and in subsequent periods.  In April 2009, the FASB issued an amendment to this Topic, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  This Topic is effective for public companies for Fiscal Years beginning on or after December 15, 2008. The Company adopted this amended Topic in the first quarter of Fiscal 2010, and is applied on a prospective basis.  The adoption did not have a material impact on the Company’s financial position or results of operations.

3.	FINANCIAL INSTRUMENTS

(A)	FAIR VALUE MEASUREMENTS

The Company adopted the Fair Value Measurements and Disclosure Topic of the FASB ASC as of March 29, 2008. This Topic applies to certain assets and liabilities that are being measured and reported on a fair value basis. The Topic defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosure about fair value measurements. This enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Topic requires that financial assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

Assets/Liabilities Measured at Fair Value on a Recurring Basis

	Fair Value Measurement at Reporting Date (in thousands)
	Quoted Prices in Active Markets for Identical Instruments	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total Balance

March 26, 2010
Assets:
Restricted cash and cash equivalents	$15,720	-	-	$15,720
	$15,720	$-	$-	$15,720

March 27, 2009
Assets:
Restricted cash and cash equivalents	$13,145	-	-	$13,145
	$13,145	$-	$-	$13,145

The Company's financial instruments include cash and cash equivalents, restricted cash and cash equivalents, trade and other accounts receivable, trade accounts payable, other accrued liabilities, foreign exchange forward and option contracts (“foreign exchange contracts”), redeemable preferred shares and convertible debentures.  Due to the short-term maturity of cash and cash equivalents, restricted cash and cash equivalents, trade and other accounts receivable, trade accounts payable and other accrued liabilities, the carrying values of these instruments are reasonable estimates of their fair value.  The fair value of the foreign exchange contracts reflect the estimated amount that the Company would receive or would have been required to pay if forced to settle all outstanding contracts at period-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company's future earnings or cash flows.  The fair value of all the Company’s financial instruments approximates their carrying value with the exception of the convertible debentures and redeemable preferred shares.

Assets/Liabilities Measured at Fair Value on a Nonrecurring Basis

	Fair Value Measurement at Reporting Date (in thousands)
	Quoted Prices in Active Markets for Identical Instruments	Significant Other Observable Inputs	Significant Unobservable Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)

March 26, 2010
Assets:
Current assets held for sale	-	-	$750	$(1,185)
	$-	$-	$750	$(1,185)

Assets held for sale with a carrying amount of $1.9 million were written down to their fair value of $0.8 million in Fiscal 2010.  An impairment of $1.2 million was included in earnings in Fiscal 2010.  The company estimated the fair value based on discounted future cash flows.  See also Note 7 for further discussion.

Fair value of financial instruments not accounted for at fair value but that are traded in active markets are as follows (in thousands):

	Carrying Value	Fair Value
March 26, 2010
Convertible debentures	$68,900	$68,893
Redeemable preferred shares	$12,787	$23,506

March 27, 2009
Convertible debentures	$57,203	$25,741
Redeemable preferred shares	$13,558	$8,975

See also Note 12 and Note 16 for additional disclosure on these balance sheet items.

(B)	DERIVATIVE FINANCIAL INSTRUMENTS

The Company operates globally and, therefore, is subject to the risk that earnings and cash flows may be adversely impacted by fluctuations in foreign exchange.  The Company uses forward and option contracts to manage foreign exchange risk.  Forward and option contracts may be designated as hedging instruments for firmly committed or forecasted payroll and purchases that are expected to occur in less than one year.

The notional amounts for forward and option contracts represent the U.S. dollar equivalent of an amount exchanged. During Fiscal 2010, the Company did not enter into any forward or option contracts.  During Fiscal 2009, the Company entered into $6.7 million and $9.4 million of simultaneous purchases and sales of British pound options, respectively. At March 26, 2010, the Company had $Nil options outstanding (2009 - $Nil). The options are marked to market at the end of each reporting period based on the prevailing balance sheet exchange rate.

During Fiscal 2010, the monthly average notional amounts of the forward contracts in U.S. dollars were: Swedish krona $Nil (2009 - $1.2 million).

During Fiscal 2010, the monthly average notional amounts in U.S. dollars of the options purchased were $Nil (2009 - $3.1 million) and of the options sold were $Nil (2009 - $4.3 million).

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

The portion of accounts receivable from customers that account for greater than 10% of the Company’s accounts receivable is as follows:

	2010	2009
Avnet Electronics Marketing group	26%	19%
Huawei Technologies Limited	10%	*
* Less than 10% of accounts receivable

The Company believes that the concentration of credit risk resulting from accounts receivables owing from these major customers are substantially mitigated by the Company’s credit evaluation process, relatively short collection periods, and the global orientation of the Company’s sales.  The Company also takes out credit insurance for certain customer balances to help mitigate credit risk.

Zarlink is exposed to credit risk on its foreign exchange contracts in the event of non-performance by its counterparties.  The Company does not anticipate non-performance by any of the counterparties, as it deals with counterparties that are major financial institutions.  The Company anticipates the counterparties will satisfy their obligations under the contracts.  The Company had no forward contracts outstanding as at March 26, 2010 or March 27, 2009.

(D)	INTEREST RATE RISK

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and current liabilities. Additionally, our convertible debentures bear a fixed 6% interest rate for the life of the debt; therefore, we are not exposed to any interest rate risk on this debt.

(E)	UNUSED BANK LINES OF CREDIT

The Company has a credit facility of $1.5 million (U.S. $Nil and Cdn $1.5 million), available for letters of credit.  At March 26, 2010, $0.5 million (2009 – $1.1 million) in letters of credit were outstanding against this credit facility. Accordingly, the Company had an unused facility of $1.0 million (2009 - $0.1 million) available for letters of credit. As at March 26, 2010, cash and cash equivalents of $0.5 million (2009 - $1.1 million) were hypothecated under the Company’s revolving global credit facility to cover certain outstanding letters of credit.

4.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As at March 26, 2010, the Company had $15.7 million (2009 – $13.1 million) recorded as restricted cash, which was pledged as security toward the Company’s Swedish pension liability (See also Note 14).  The Company has voluntarily restricted this cash as an alternative to letters of credit to guarantee this pension liability.

5.	INVENTORIES

Inventories (net of obsolescence provisions of $8.5 million and $7.6 million at March 26, 2010 and March 27, 2009, respectively) consist of the following (in thousands):

	2010	2009
Raw materials	$3,246	$2,622
Work-in-process	15,782	16,876
Finished goods	7,197	8,323
	$26,225	$27,821

6.	FIXED ASSETS

(in thousands)	2010	2009

Cost:
Land	$487	$487
Buildings	9,049	9,049
Leasehold improvements	4,259	4,340
Equipment	39,223	45,810
Assets under construction	257	-
	53,275	59,686
Less accumulated depreciation:
Buildings	7,923	7,779
Leasehold improvements	3,448	3,088
Equipment	30,912	36,289
	42,283	47,156
	$10,992	$12,530

7.	IMPAIRMENT OF ASSETS HELD FOR SALE

(in thousands)	2010	2009

Fixed assets	$750	$1,935
	$750	$1,935

During Fiscal 2006, the Company sold the assets of its RF (radio frequency) Front-End Consumer Business. Following this sale, the Company undertook actions to consolidate its office facilities in the U.K. In Fiscal 2007, certain of the land and buildings in the Company’s U.K. facilities met the criteria to be classified as assets held for sale pursuant to guidance in the Property, Plant and Equipment Topic of the FASB ASC.  As a result of the economic slowdown and weakening real estate markets in the U.K., the Company determined that the fair value of the asset no longer exceeded the carrying value of the assets; therefore, the Company recognized an impairment of $1.2 million on this asset in the third quarter of Fiscal 2009.  Due to continued deterioration in real estate markets in the U.K., as well as weakness in the British pound, the Company determined that there was a further impairment on the asset of $1.2 million in the fourth quarter of Fiscal 2010.  The asset continues to be classified as current asset held for sale.

8.	ACQUISITION OF BUSINESS

 Legerity Acquisition

On August 3, 2007, the Company acquired Legerity for $137.3 million of cash, including $2.8 million of direct transaction costs.  The Company has accounted for the acquisition by using purchase accounting.  The Company’s consolidated statement of income (loss) for Fiscal 2008 includes results of operations of the acquired business subsequent to the acquisition date.  The acquisition has increased the Company’s presence in the voice-over-packet market. Both companies design complementary technologies that enable high-quality voice services, and the acquisition is expected to result in increased economies of scale, and enable the Company to have a broader offering of products and services with which to engage customers.

The purchase price was allocated as follows (in thousands):

Current assets	$22,719
Goodwill	43,051
Intangible assets	60,005
Long-term assets	3,844

Current liabilities	(10,967)
Long-term liabilities	(1,637)
Acquired in-process R&D	20,250
Total purchase price	$137,265

Tangible assets and liabilities were recorded at fair value.  Acquired intangible assets were initially identified and valued on acquisition at fair value, which is equivalent to cost.  Intangible assets were identified and valued through an analysis of data provided by Legerity and the Company concerning revenue, earnings, cash flow projections, customers and attrition factors, use of technologies, the stage of product development, and risk factors. Developed technology and acquired in-process R&D were valued using the income approach. This method reflects the present value of the future earnings capacity that is available for distribution to the owners of this asset. Customer relationship assets were valued using the income approach. This method reflects the present value of operating cash flows generated by these relationships. The Legerity acquisition was a non-taxable transaction for tax purposes. However, as part of the acquisition, the Company assumed approximately $50.5 million in tax value of goodwill that is expected to be deductible for tax purposes.  See also Note 9 for discussion of goodwill and intangible assets.

The following unaudited pro forma information reflects the results of continuing operations as if the Legerity acquisition had been completed as of March 31, 2007.  The results of operations for Fiscal 2008 included in-process R&D write-off of $20.3 million related to the acquisition.

(in thousands except per share amounts)	2008
Revenue	$219,733
Net income (loss)	(52,113)
Net income (loss) per share – basic and diluted	(0.43)

9.	GOODWILL AND OTHER INTANGIBLE ASSETS

The Company acquired the optical in/out business of Primarion Inc. in Fiscal 2007 and the shares of Legerity Holdings Inc. in Fiscal 2008. The intangible asset values related to these acquisitions are as follows (in thousands):

	March 26, 2010			March 27, 2009
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

Proprietary technology	$38,280	$(13,141)	$25,139	$38,280	$(8,281)	$29,999
Customer relationships	23,115	(6,383)	16,732	23,115	(4,031)	19,084
Non-competition agreements	520	(520)	-	520	(497)	23
Total	$61,915	$(20,044)	$41,871	$61,915	$(12,809)	$49,106

Total amortization of intangibles expense in the twelve months ended March 26, 2010 was $7.2 million, as compared to $7.4 million for the same period in Fiscal 2009.

Assuming no subsequent impairment of the underlying assets, the estimated future amortization expense related to these intangible assets is expected to be as follows: 2011 - $7.1 million; 2012 - $7.1 million; 2013 - $7.1 million; 2014 - $6.9 million; 2015 - $6.9 million; thereafter - $6.8 million.

The acquired intangible assets are being amortized straight-line over their weighted average useful lives as follows:

Proprietary technology	4 to 8 years
Customer relationships	6 to 10 years
Non-competition agreements	3 years
Total (weighted-average life)	8.6 years

The changes in the carrying amount of goodwill were as follows (in thousands):

	March 26, 2010	March 27, 2009

Goodwill at beginning of period	$-	$46,887
Additions	-	-
Impairments	-	46,887
Total	$-	$-

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

Also, as a result of the economic downturn and market conditions, the Company’s share price and market capitalization dropped.  The decrease in share price and market capitalization implied an increased cost of equity, which contributed to the Company using a higher discount rate to present value forecasted cash flows for both the Communication Products and Optical Products reporting units.

As a result of the declines in forecasted cash flows, as well as the higher discount rate used in the discounted cash flow model, a goodwill impairment charge of $46.9 million was recorded in Fiscal 2009.  This was composed of an impairment charge of $43.1 million recorded in the Communication Products reporting unit, and $3.8 million recorded in the Optical Products reporting unit.  This reduced the carrying amount of goodwill related to the Communication Products and Optical Products reporting units to $Nil at Fiscal 2009 year-end.  There is no goodwill recorded as at March 26, 2010.

The Company’s goodwill has a tax value of $53.4 million relating to the Legerity and Primarion acquisitions that is expected to be deductible for tax purposes.

10.	OTHER ASSETS

(in thousands)	2010	2009

Debt issuance costs – net	$1,603	$2,244
Pension asset	-	326
Other	-	85
	$1,603	$2,655

11.	PROVISIONS FOR EXIT ACTIVITIES

               The Company has implemented the following restructuring activities in recent years:

Fourth Quarter Fiscal 2009 Restructuring Plan

In connection with the activities related to this plan, since initiation, a total of $4.5 million has been incurred by the Company to March 26, 2010.  The total provision remaining under this plan is $0.3 million.

Workforce Reductions

During the fourth quarter of Fiscal 2009, as a result of the economic slowdown, the Company announced planned restructuring actions to help maintain profitability by reducing its workforce by six to eight percent. During Fiscal 2009, the Company recorded charges of $4.3 million for the expected reduction in headcount, which included $2.9 million in selling and administration, $1.3 million in research and development, and $0.1 million in cost of revenue. During the fourth quarter of Fiscal 2009 headcount was reduced by 33 employees.

In connection with this plan, during Fiscal 2010, the Company recorded a recovery of $0.5 million of previously recorded provision related to this plan, due primarily to the settlement of severance claims by former employees in foreign locations.  This amount was recorded in selling and administrative expenses.

The remaining severance provision balance of $0.1 million as at March 26, 2010 related to this plan is expected to be paid within the next year, with no additional significant severance expenses relating to this plan expected in future periods.

Lease and Contract Settlement

As part of the planned restructuring actions announced in the fourth quarter of Fiscal 2009, during Fiscal 2010, the Company incurred an additional $0.7 million in costs relating to idle space under lease contract, primarily due to workforce reductions in its Austin, Texas facility.  This amount was recorded in contract impairment and other.

As at March 26, 2010, there remains $0.2 million provision for lease and contract settlement related to the restructuring plan announced during the fourth quarter of Fiscal 2009.  This will be paid over the lease terms, unless settled earlier.

Legerity Integration Restructuring Plan

In connection with the activities related to this plan, since initiation, a total of $12.0 million has been incurred by the Company to March 26, 2010.  The total provision remaining under this plan is $Nil.

Workforce Reductions

In Fiscal 2008, as a result of the Legerity acquisition during Fiscal 2008, the Company commenced an integration plan between the two companies.  This integration initiated a workforce reduction, which consisted of reducing the Company’s headcount by 93 employees during the year. In Fiscal 2008, these actions resulted in severance costs of $6.0 million, which included $4.3 million in selling and administration, $0.8 million in research and development and $0.9 million in cost of revenue.  Additionally, the Company ceased manufacturing of certain of its legacy hybrid products in its Caldicot facility. This action resulted in a workforce reduction of 24 employees and severance costs of $0.9 million, which were included in cost of revenue in Fiscal 2008.

In Fiscal 2009, additional severance cost of $1.4 million was recorded in relation to the Legerity integration plan.

In Fiscal 2010, the Company finalized the integration plan of Legerity.  There is no remaining severance provision related to this plan as at March 26, 2010, with no additional severance expenses expected under this plan in future periods.

Lease and Contract Settlement

In Fiscal 2008, as a result of the acquisition of Legerity contract impairment costs of $3.7 million were recorded. The impaired contracts were for software design tools, which were used in both the Zarlink and Legerity businesses.  There is no remaining lease and contract settlement provision related to this plan as at March 26, 2010.

Other Restructuring Plans: Fiscal 2002-Fiscal 2008

Lease and Contract Settlement

In Fiscal 2008, the Company incurred costs related to idle space under lease contract of $0.4 million, related primarily to workforce reductions in its Caldicot facility. This amount was recorded in contract impairment and other.

In Fiscal 2009, the Company accrued an additional $0.3 million to idle space under lease contract due to a reassessment of contracts as well as a tenant departure.  This amount was recorded in contract impairment and other.

As at March 26, 2010, there remains $0.3 million lease and contract settlement provision related to restructuring plans implemented from Fiscal 2002 to 2008.  This will be paid over the lease terms, unless settled earlier.

Restructuring Provisions Continuity

The following table summarizes the continuity of these restructuring provisions for the three years ended March 26, 2010 (in thousands):

	Workforce Reduction	Lease and contract settlement	Total
Balance, March 30, 2007	$-	$1,254	$1,254
Charges	7,080	4,178	11,258
Cash draw-downs	(5,277)	(1,386)	(6,663)
Reversals	(181)	(94)	(275)
Non-cash draw-downs	-	(1,657)	(1,657)
Balance, March 28, 2008	1,622	2,295	3,917
Charges	5,816	297	6,113
Cash draw-downs	(4,056)	(1,846)	(5,902)
Reversals	(92)	(44)	(136)
Non-cash draw-downs	(147)	-	(147)
Balance, March 27, 2009	3,143	702	3,845
Charges	208	809	1,017
Cash draw-downs	(2,656)	(797)	(3,453)
Reversals	(723)	(94)	(817)
Non-cash draw-downs	107	(74)	33
Balance, March 26, 2010	79	546	625
Less: Long-term portion	-	(246)	(246)
Current portion of provisions for exit activities as at March 26, 2010	$79	$300	$379

12.	LONG-TERM DEBT – CONVERTIBLE DEBENTURE

The Company has unsecured and subordinated convertible debentures with a carrying amount of $68.9 million (Cdn $70.9 million), maturing on September 30, 2012, bearing interest at 6.0% per annum and paid semi-annually. The Company may, at its option, elect to satisfy its obligation to pay the principal or interest amount of the convertible debentures, in whole or part, by the issuance of freely tradable common shares of the Company.   See also Note 3 for fair value disclosure.

The convertible debentures are convertible under certain conditions, at the option of the holder, into a maximum of 28.9 million common shares at a conversion price of $2.38 (Cdn $2.45) per share.

As a result of the convertible debentures being denominated in Canadian dollars, while the Company’s functional currency is the U.S. dollar, the Company is required to revalue the convertible debentures into U.S. dollars at the period-end exchange rate.  As a result of this revaluation, the Company incurs non-cash foreign currency gains or losses.

In July 2009, the Company completed a formal issuer bid, resulting in the repurchase of $18,000 (Cdn $21,000) principal amount of the convertible debentures for a total of $13,000 (Cdn $15,000).  The Company expensed $0.3 million of costs related to the formal issuer bid, resulting in a loss on repurchase of $0.3 million, in the second quarter of Fiscal 2010.  During the third quarter of Fiscal 2010, the TSX approved a notice of intention to make a NCIB permitting the Company to repurchase for cancellation up to Cdn $7.1 million in aggregate principal amount of its convertible debentures.

In Fiscal 2009, the Company repurchased and cancelled $6.5 million (Cdn $7.9 million) principal amount of the convertible debentures for a total of $2.6 million (Cdn $3.2 million) and expensed $0.3 million of related unamortized debt issue and transaction costs, resulting in a net gain of $3.6 million.

13.	GOVERNMENT ASSISTANCE

The Company accounts for government grants by recognizing the benefit as a reduction in the related expense in the period incurred when there is reasonable assurance that the grant will be received.

During Fiscal 2007, the Company entered into an agreement with the Government of Canada through Technology Partnerships Canada (“TPC”), intended to provide partial funding for one of the Company’s research and development projects. This agreement has provided funding for reimbursement of up to $6.7 million (Cdn $7.2 million) of eligible expenditures.  To date, the Company has recognized reimbursement of expenses under this agreement totaling $6.7 million and, therefore, will not be recognizing further reimbursements under this agreement in future periods. During Fiscal 2010, the Company’s research and development expenses were reduced by $0.7 million related to this agreement.  During Fiscal 2009, the Company’s research and development expenses were reduced by $1.8 million related to this agreement.  The TPC grant is repayable in the form of royalties of 2.61% on certain of the Company’s revenues. Royalties are owing for the period from Fiscal 2007 to Fiscal 2016. If at the end of Fiscal 2016, the royalties meet or exceed $13.8 million (Cdn $14.2 million), the royalty period ceases. Otherwise, the royalty period will continue until cumulative royalties paid equal $13.8 million (Cdn $14.2 million) or until the end of Fiscal 2019, whichever is earlier. Royalty expense will be accrued in the period in which the related sales are recognized. As at March 26, 2010, accrued royalties related to this agreement were $0.5 million (March 27, 2009 - $0.3 million).

As part of the Company’s research and development activities in the U.K. and Europe, the Company enters into research grant agreements with the U.K. government and the European Union. The agreements in place in Fiscal 2010 are for periods between two to four years in length and have a combined total allowable claim of $1.6 million. During Fiscal 2010, the Company’s research and development expenses were reduced by $0.5 million related to these agreements.  This compares to $0.5 million in Fiscal 2009.

14.	PENSION PLANS

As at March 26, 2010, the Company sponsors a number of Canadian, U.S. and foreign pension plans to provide retirement benefits for its employees. The majority of these plans are defined contribution plans, although the Company does participate in defined benefit plans and multiemployer plans for certain employee groups.

In Fiscal 2007, the Company adopted amended provisions of the Retirement Benefits Topic of the FASB ASC. This Topic required the Company to record the funded status of its defined benefit pension plans on its consolidated balance sheet. The Company’s defined benefit pension plan obligations relate primarily to inactive employees, and, as a result, the differences between the accumulated benefit obligations and projected benefit obligations on these plans are minimal.  As a result, the adoption of the provisions of this Topic had an insignificant impact on both the benefit obligation and accumulated other comprehensive loss.

Sweden

The Swedish defined benefit plan covers employees over the age of twenty-eight in Sweden and provides pension benefits based on length of service and final pensionable earnings.  Effective January 1, 2002, the Company began to fund its Swedish pension obligation with contributions to multiemployer plans.  Based on cash contributions made by the Company, as determined by mutual pension insurance companies, the pension plan assets or liabilities associated with these multiemployer plans are not identifiable.  See also Note 30 of the financial statements for discussion of subsequent event concerning the Swedish pension liability.

Prior to January 1, 2002, the Company maintained an unfunded defined benefit plan. The associated pension liability is calculated each year by the Pension Registration Institute for pensions earned under this plan until December 31, 2001. An additional minimum pension liability is also calculated under the requirements of the Retirement Benefits Topic of the FASB ASC. The Company has pledged $15.7 million (114.0 million Swedish krona) as security toward the pension liability of $16.9 million (2009 – $15.0 million). This pension liability was actuarially determined based on the present value of the accrued future pension benefits and in accordance with applicable laws and regulations in Sweden.  In addition to the pension expense, the Company also incurred $0.1 million (2009 - $0.1 million, 2008 - $0.1 million) of administrative costs with respect to this plan. The benefit obligation has been measured as of March 26, 2010.

Germany

The German defined benefit plan covers all employees in Germany with over ten years of active service and provides pension benefits based on length of service and final pensionable earnings.  The pension obligation of $6.1 million (2009 – $5.5 million) was actuarially determined based on the present value of the accrued future pension benefits and in accordance with applicable laws and regulations in Germany. There are no segregated pension fund assets under this plan.  The pension liability is insured by the Swiss Life Insurance Company.  The Company pledged the insurance contracts to the pensioners, and accordingly, under the provisions of the Retirement Benefits Topic of the FASB ASC, the contracts are now considered to be a plan asset. As the plan asset relates to insurance contracts, the Company does not control the investment strategy and thus cannot influence the return on investments. The benefit obligation is shown net of this asset, and has been measured as of March 26, 2010.

United Kingdom

The Company also has an unfunded pension liability of $0.3 million (2009 - $0.3 million) in the U.K. related to amounts owing to a former employee of the Company.

The following table shows the changes in the benefit obligations and plan assets for the plans discussed above (in thousands):

	2010	2009
Change in accrued pension obligations:
Benefit obligation at beginning of year	$20,764	$27,262
Current service cost	15	16
Interest cost	1,061	1,122
Actuarial (gain) /loss	499	(156)
Benefits paid	(1,037)	(950)
Foreign exchange	1,879	(6,530)
Benefit obligation at end of year	$23,181	$20,764

	2010	2009
Change in plan assets:
Fair value of plan assets at beginning of year	$5,790	$6,975
Actual return on plan assets	295	209
Employer contributions	52	27
Benefit payments	(362)	(342)
Foreign exchange	41	(1,079)
Fair value of plan assets at end of year	$5,816	$5,790

Net pension benefit liabilities – funded status	$17,365	$14,974
Less: current portion	(729)	(610)
Less: pension asset	-	326
Long-term portion of pension liability	$16,636	$14,690

The following table summarizes the amounts recognized on the Company’s consolidated balance sheets (in thousands):

	2010	2009

Employee-related payables	$(729)	$(610)
Other assets	-	326
Pension liabilities	(16,636)	(14,690)
Accumulated other comprehensive loss	3,294	2,498
Net amount recognized	$(14,071)	$(12,476)

The amounts recorded in accumulated other comprehensive loss relate to unrealized net actuarial losses. The Company expects that $0.1 million will be amortized into pension expense in Fiscal 2011.

The following weighted-average assumptions were used to determine benefit obligations and pension expense:

	2010	2009	2008
Discount rate	4.34%	4.54%	4.34%
Expected rate of return on assets	4.75%	4.75%	4.75%
Compensation increase rate	0.52%	0.53%	0.34%

The fair value of plan assets consists of the value of the pension insurance contract, which was pledged to the pensioners and as such represented an adjustment to the asset value during that year. The expected rate of return on assets is based on the expected risk premium aggregated with the long-term government bond yield.

The Company expects to make payments of $1.0 million on the defined benefit plans during Fiscal 2011, consisting of interest and other administrative costs.

The total benefits to be paid from the defined benefit plans are expected to be as follows: 2011 - $1.1 million; 2012 - $1.1 million; 2013 - $1.1 million; 2014 - $1.2 million; 2015 - $1.2 million; 2016 to 2020 - $6.0 million.

Pension expense was calculated using the projected benefit method of valuation. The components of pension expense were as follows (in thousands):

	2010	2009	2008

Employer service cost	$15	$16	$22
Interest cost on projected plan benefits	1,056	1,101	1,004
Expected return on plan assets	(285)	(294)	(291)
Net amortization and deferral	126	133	45
Defined benefit pension expense - net	912	956	780
Defined contribution pension expense	3,072	3,074	3,296
Total pension expense	$3,984	$4,030	$4,076

In Fiscal 2010, defined contribution pension expense consists of expenses related to multiemployer plans of $1.1 million (2009 - $1.0 million, 2008 - $1.1 million), and other defined contribution pension plans of $2.0 million (2009 - $2.1 million, 2008 - $2.2 million), respectively. The Company’s contributions to multiemployer and other defined contribution pension plans approximate the amount of annual expense presented in the table above.

The Company decided to reduce the risk associated with the pension liability, and thus purchased reinsurance contracts for each individual pensioner.  Since the reinsurance contracts are pledged to the individual employees, the sole objective of the pension asset investment policy is to reinsure its pension liabilities.  As the plan asset relates to insurance contracts, the Company does not control the investment strategy and thus cannot influence the return on investments.  The overall rate of return assumptions are based on discount rates within the reinsurance contracts.  The insurance payments are guaranteed under the insurance contract by Swiss Life in Germany. If the Insurance Company were to default on their obligation the security fund for insurance companies in Germany, “Protector AG”, would assume the contracts.

The fair value of the German Pension assets is calculated using systems and procedures widely used across the Insurance Industry, is based on German law, and is roughly equal to the cash surrender value of the policy.  The table below provides the fair value of the Company’s pension plan assets at March 26, 2010, by asset category.  The table also identifies the level of inputs used to determine the fair value of assets in each category.  The Company’s pension plan assets are held in reinsurance contracts with Swiss Life.

	Fair Value Measurements at March 26, 2010 (in thousands)
	Percentage of Assets	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Asset Category
Reinsurance contracts	100%	-	-	$5,816
	100%	-	-	$5,816

Additional information pertaining to the changes in the fair value of the pension plan assets classified as Level 3 for the year ended March 26, 2010 is presented below (in thousands):

	2010	2009
Changes in plan assets:
Fair value of plan assets at beginning of year	$5,790	$6,975
Employer contributions	52	27
Actual return on plan assets	295	209
Benefits paid	(362)	(342)
Foreign exchange	41	(1,079)
Fair value of plan assets at end of year	$5,816	$5,790

15.	INCOME TAXES

The component of income (loss), before provision of income taxes consists of the following (in thousands):

	2010	2009	2008
Income (loss) before income taxes:
Canadian	$(7,601)	$17,943	$8,945
Foreign	11,192	(48,390)	(57,071)
	$3,591	$(30,447)	$(48,126)

	2010	2009	2008
The provision (recovery) for income taxes consists of the following (in thousands):
Current:
Canadian	$(509)	$(2,719)	$(1,963)
Foreign	148	(1,201)	591
	(361)	(3,920)	(1,372)
Deferred:
Canadian	321	1,503	1,710
Foreign	(4,023)	1,514	(111)
	$(3,702)	$3,017	$1,599
	$(4,063)	$(903)	$227

The Company recorded an income tax recovery of $4.1 million in Fiscal 2010, as compared to a recovery of $0.9 million in Fiscal 2009, and income tax expense of $0.2 million in Fiscal 2008.

The $4.1 million recovery in Fiscal 2010 includes a $4.0 million deferred tax asset relating to a reassessment of the Company’s likelihood to utilize losses in its foreign tax jurisdictions. The remaining change relates primarily to tax recoveries received in its foreign operations, net of current year foreign taxes payable.

The $0.9 million Fiscal 2009 recovery includes net current tax recoveries of $0.4 million, a $3.5 million recovery for tax settlements (net of deferred tax assets), offset by $3.0 million of deferred tax expense. The current tax recovery and net deferred tax expense relate to the Company’s domestic and foreign operations.

The $2.0 million Fiscal 2008 domestic current tax recovery relates primarily to a $3.0 million recovery related to closure of past audits in the Company’s domestic operations offset by accrued tax expenses. The $0.6 million foreign tax expense relates primarily to accrued tax expenses. The $1.7 million domestic deferred tax expense relates to the reversal of deferred taxes relating to the recovery above.

The reconciliation between the statutory Canadian income tax rate and the actual effective rate is as follows (in thousands):

	2010	2009	2008

Expected Canadian statutory income tax rate	31.7%	32.4%	34.5%

Expense (recovery) at Canadian statutory income tax rate	$1,140	$(9,858)	$(16,580)
Differences between Canadian and foreign taxes	(888)	(1,203)	1,192
Change in valuation allowance	(9,682)	19,473	1,368
Change in valuation allowance due to tax law changes	-	(7,148)	-
Tax effect of non-taxable items	(27)	(9,264)	(9,473)
Other	(1,908)	(254)	45
Tax expense (recoveries) in excess of provisions	(218)	(4,052)	425
Tax effect of nondeductible items	3,538	2,296	12,747
Tax rate changes	3,982	9,107	10,503
Income tax expense (recovery)	$(4,063)	$(903)	$227

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The significant components of deferred income tax assets and liabilities were as follows (in thousands):

	2010	2009
Deferred tax assets:
Book and tax differences on provisions	$3,456	$4,194
Book and tax differences on fixed assets	5,399	4,850
Income tax loss carry-forwards	107,883	112,064
Goodwill	14,267	14,947
Intangible assets	14,241	12,905
Investment tax credits	74,552	74,393
Scientific Research and Experimental Development (“SR&ED”) expenditure pool	23,784	25,658
Other – net	4,849	4,670
	248,431	253,681
Less: valuation allowance	(238,847)	(247,881)
	9,584	5,800
Deferred tax liabilities:
Other	29	56
Deferred tax liabilities	29	56

Net deferred tax assets	$9,555	$5,744

The following table summarizes the amounts recognized on the Company’s consolidated balance sheet (in thousands):

	2010	2009
Current portion	$2,000	$-
Long-term portion	7,584	5,800
Deferred income tax assets	$9,584	$5,800

Current portion	29	28
Long-term portion	-	28
Deferred income tax liabilities	$29	$56

The decrease of $9.0 million in the valuation allowance relates primarily to the utilization of $4.2 million of losses in the Company’s foreign operations and a $4.0 million decrease based on a reassessment of the Company’s valuation allowance on its foreign losses based on its forecasted income. The remainder of the decrease relates to the Company’s other temporary timing differences primarily impacted by changes in corporate tax rates, and foreign exchange related to foreign operations.

Unremitted earnings of subsidiaries subject to withholding taxes will be indefinitely reinvested with no provision necessary for potential withholding taxes on repatriation of subsidiary earnings.  The current year’s income before income taxes attributable to all foreign operations, including discontinued operations, was $11.2 million (2009 – loss of $48.4 million; 2008 – loss of $57.1 million).

As at March 26, 2010, the Company had income tax loss carry-forwards in Sweden and the United Kingdom of approximately $241.6 million that may be carried forward indefinitely to reduce future years' income for tax purposes.  The Company has recognized a $4.0 million accounting benefit on the losses based on forecasted income relating to its U.K. operations.  The Company has $113.9 million of U.S. federal income tax loss carry-forwards related to operations in the United States that expire between Fiscal 2012 and Fiscal 2030.  For States which do not follow the U.S. federal tax laws, the Company has approximately $56.0 million of net operating losses available for use which expire between 2011 and 2030. The Company has not recognized an accounting benefit on these losses. The Company also has $11.5 million of domestic non-capital loss carry-forwards available in Canada. These losses expire between Fiscal 2014 and Fiscal 2029. The Company has recognized a benefit of $0.6 million on its losses.

As at March 26, 2010, the Company had $75.0 million of Canadian investment tax credits available to offset federal income taxes payable.  The Company has recognized an accounting benefit of $4.1 million on these investment tax credits net of associated deferred tax credits.  The investment tax credits expire between Fiscal 2018 and Fiscal 2030. The Company also has $61.3 million of domestic SR&ED expenditures which may be carried forward indefinitely. The Company has set up $0.2 million and $0.6 million in deferred tax assets for these expenditures for federal and provincial tax purposes, respectively.  The Company has approximately $40.0 million in Canadian capital losses.  Due to the nature of its operations and restrictions on the utilization of these losses, the Company has not recorded a deferred tax asset related to these amounts.

The following table summarizes the activity related to our uncertain tax positions (in thousands):

	2010	2009
Opening balance	$2,408	$10,592
Increases related to current year tax positions	150	333
Increase related to prior year tax positions	55	76
Settlements and other decreases	(729)	(7,787)
Other	324	(806)
	$2,208	$2,408

	2010	2009
Long-term accrued income taxes	$2,208	$2,408
	$2,208	$2,408

As at March 26, 2010, the Company had $2.2 million of uncertain tax positions compared to $2.4 million at March 27, 2009.

The change includes a $0.7 million decrease related primarily to the favorable tax settlements or uncertain tax positions which became statute barred or were settled during the year. This was offset by additional taxes of $0.2 million for uncertain tax positions identified during the current year and additional interest of $55,000 for both its domestic and foreign operations. The remaining difference relates to foreign exchange rate fluctuations during the year.

As at March 27, 2009, the Company had $2.4 million of uncertain tax positions compared to $10.6 million at March 28, 2008. The decrease related primarily to a settlement of outstanding audits in Germany and the U.K. The remaining decrease related to amounts which became statute barred during the year.

The $2.2 million of uncertain tax positions at March 26, 2010 includes $0.8 million of tax benefits that, if recognized, would reduce our annual effective tax rate. As at March 26, 2010, we have recorded a liability for potential interest of $0.2 million. The Company continues to pursue the settlement of its uncertain tax positions, and expects to settle approximately $0.2 million of its outstanding amounts during the next twelve months.

The Company files income tax returns in Canada, the U.S. and several foreign jurisdictions. Currently, in Canada, tax returns are open for audit on all items from 2006 to 2010, and for specific types of transactions from 2003 to 2010. The Company's foreign jurisdictions have varying statutes of limitations.  In its significant foreign operations, tax returns are generally open for audit for its tax years from 2006 to 2010. Certain other jurisdictions where the Company operates are generally still open for audit for tax years from 2002 to 2010.  The Company is currently not subject to any audits in Canada, Sweden, the U.K. or the U.S. However, it is currently under audit in Germany for its 2000 through 2004 taxation years.

16.	REDEEMABLE PREFERRED SHARES

Dividends

Fixed cumulative cash dividends are payable quarterly at a rate of $0.49 (Cdn $0.50) per share.  During the year ended March 26, 2010, the Company declared a $1.86 (Cdn $2.00) per share dividend. The Company declared dividends of $1.9 million during the year.

Redemption

The shares are currently redeemable, at the option of the Company, at $24.31 (Cdn $25.00) per share plus accrued dividends.

Purchase Obligation

The Company is required to make reasonable efforts to purchase 22,400 shares in each calendar quarter at a price not exceeding $24.31 (Cdn $25.00) per share plus costs of purchase.  During the year ended March 26, 2010 the Company repurchased 60,200 preferred shares for cash consideration of $1.0 million. Based upon the terms and conditions of these shares, the Company’s obligation to purchase these shares is conditional upon specific market pricing, and the obligation is extinguished at the end of each calendar year.

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

Net income (loss) attributable to common shareholders is computed as follows (in thousands):

	March 26,	March 27,	March 28,
	2010	2009	2008
Net income (loss) for the year, as reported	$7,654	$(29,544)	$(48,353)
Dividends on preferred shares	(1,892)	(1,939)	(2,316)
Premiums on repurchase of preferred shares	(252)	(234)	(1,174)
Net income (loss) attributable to common shareholders	$5,510	$(31,717)	$(51,843)

The following table summarizes the common shares and dilutive common share equivalents used in the computation of the Company’s basic and diluted net income (loss) per common share. Net income per common share is computed using the weighted average common shares outstanding assuming dilution. Net loss per common share is computed using the weighted average number of common shares and excludes the dilutive effect of stock options, as their effect is anti-dilutive.  For the years ended March 26, 2010, March 27, 2009 and March 28, 2008, all common share equivalents related to the Company’s convertible debentures have been excluded from the computation of diluted income (loss) per share because they were anti-dilutive.  For the years ended March 27, 2009 and March 28, 2008, all stock options have been excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported net loss for the periods.

	March 26,	March 27,	March 28,
	2010	2009	2008
Weighted average common shares outstanding	122,163,481	124,798,152	127,345,682
Dilutive effect of stock options	1,280,676	-	-
Dilutive effect of convertible debt	-	-	-
Weighted average common shares outstanding, assuming dilution	123,444,157	124,798,152	127,345,682

The following stock options were excluded from the computation of diluted earnings per share because the options' exercise price exceeded the average market price of the common shares and, therefore, the effect would be anti-dilutive:
	2010	2009	2008
Number of outstanding options	10,020,099	10,562,756	10,199,625
Average exercise price per share	$1.77	$1.76	$2.80

The average exercise price of stock options granted in Canadian dollars was translated at the year-end U.S. dollar exchange rate.

The following common share equivalents related to the Company’s convertible debenture have been excluded from the computation of diluted net income (loss) per share because they were anti-dilutive.

	2010	2009	2008
Number of common share equivalents upon conversion of convertible debentures	28,926,672	28,932,653	32,142,857
Conversion price per share (1)	$2.23	$2.22	$2.41

(1)	Conversion price is fixed at Cdn $2.45. Amount is calculated at the average Cdn/U.S. exchange rate for the year.

(C)	DIVIDEND RESTRICTIONS ON COMMON SHARES

The Company may not declare cash dividends on its common shares unless dividends on the preferred shares have been declared and paid, or set aside for payment. No common share dividend is currently being paid.

(D)	STOCK-BASED COMPENSATION

In the years ended March 26, 2010, March 27, 2009, and March 28, 2008 stock compensation expense was recorded as follows (in thousands):

	2010	2009	2008
Selling and administrative	$1,313	$1,734	$1,645
Research and development	200	275	261
Cost of revenue	73	106	100
	$1,586	$2,115	$2,006

Stock compensation expense in Fiscal 2010 resulted in a reduction of net income of $1.6 million, or $0.01 per share (2009 - $2.1 million or $0.02 per share; 2008 - $2.0 million or $0.02 per share).

Medium-Term Cash Incentive Plan (“MTCI Plan”) and Deferred Share Unit Plan (“DSU Plan”)

On January 28, 2010, the Board of Directors approved implementation of a MTCI Plan for executive officers and key employees, as well as a DSU Plan for independent directors of the Company.

MTCI Plan Units (“Units”) are made available for issuance to executive officers and key employees of the Company at such time as the Board of Directors determines, and will generally vest at the end of three years from the grant date.  The Units will be redeemed for cash with the redemption value of each Unit equal to the volume-weighted average trading price of the Company’s shares on the TSX over the five trading days preceding the vesting date.

Under the DSU Plan, Deferred Share Units (“DSUs”) are made available for issuance to independent directors, who can elect annually to have all or a portion of their annual director’s fees satisfied in the form of DSUs. Within a specified period after such a director ceases to be a director, DSUs will be redeemed for cash with the redemption value of each DSU equal to the volume-weighted average trading price of the Company’s common shares on the TSX over the five trading days preceding the redemption date.  As there are no service or other conditions attached, all DSUs vest at the date of grant.

During Fiscal 2010, the Company granted 685,000 Units to its executive officers and key employees, and 92,500 DSUs to independent directors.  In accordance with the Stock Compensation Topic of the FASB ASC, the Units and DSUs awarded are classified as liabilities.  For awards classified as liabilities, the guidance requires stock based compensation cost to be measured at fair value at each reporting date until the date of settlement, and is recognized as an expense over the employee’s requisite service period.  The fair value of Units and DSUs awarded was calculated based on the market price of the Company’s common shares on the date of grant, and was re-measured on March 26, 2010.  The Company has estimated the number of Units which will be forfeited.

To fund the future redemptions of Units, a trust of which the Company is the beneficiary purchases common shares on the open market.  The trustee is appointed and funded by the Company.  See also Note 17(E).

A summary of the Company's MTCI Plan activity and related information for Fiscal 2010 is as follows (in thousands except unit amounts):

	2010
	MTCI Plan Units	Recorded Liability
Outstanding Units:
Balance, beginning of year	-	$-
Granted	685,000	-
Redeemed	-	-
Forfeited	-	-
Change in liability	-	39
Balance, end of year	685,000	$39

All Units granted during Fiscal 2010 under the MTCI Plan were granted on February 10, 2010, when the Company’s common share closed at Cdn $1.45 per share on the TSX.

As at March 26, 2010, total unrecognized compensation cost related to non-vested Units under the MTCI Plan was $0.9 million, and the weighted average period over which this expense is expected to be recognized is approximately three years.

The total intrinsic value of vested and expected to vest Units under the MTCI Plan as at March 26, 2010 was $0.9 million.

A summary of the Company's DSU Plan activity and related information for Fiscal 2010 is as follows (in thousands except unit amounts):

	2010
	DSU Units	Recorded Liability
Outstanding Units:
Balance, beginning of year	-	$-
Granted	92,500	-
Redeemed	-	-
Forfeited	-	-
Change in liability	-	157
Balance, end of year	92,500	$157

All DSUs granted during Fiscal 2010 under the DSU Plan were granted on February 10, 2010, when the Company’s common share closed at Cdn $1.45 per share on the TSX.

The total intrinsic value of vested DSUs as at March 26, 2010 was $0.2 million.  As at March 26, 2010, total unrecognized compensation cost related to non-vested DSUs was $Nil.

Stock Option Plans

The fair value of the Company’s stock option awards to employees was estimated using the Black-Scholes-Merton option pricing model with the following weighted average assumptions:

	2010	2009	2008
Risk free interest rate	2.24%	1.96%	3.41%
Dividend yield	Nil	Nil	Nil
Volatility factor of the expected market price of the Company's common stock	49.7%	46.8%	43.3%
Weighted average expected life of the options	5.1 years	4.7 years	4.5 years

Using the Black-Scholes-Merton option pricing model, the weighted average fair values of stock options granted during the Fiscal Years 2010, 2009 and 2008 were calculated as $0.55, $0.11 and $0.47, respectively.  The weighted average fair value of stock options granted in Canadian dollars was translated at the year-end exchange rate at the end of each Fiscal Year.

Stock compensation expense is recorded in circumstances where the terms of a previously fixed stock option were modified. In Fiscal 2010, the Company's Board of Directors approved the modification of 1,058,750 options held by four employees.  Modifications included the immediate vesting of unvested options and extending the exercise period between one and two years.  As a result of these modifications, the Company recognized additional compensation expense of $70,000 for the year ended March 26, 2010.

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

Available for grant at March 26, 2010, were 2,059,214 (2009 – 1,219,557; 2008 – 2,071,688) options.  All options granted have six-year terms.  All options become fully exercisable at the end of four years of continuous employment.

A summary of the Company's stock option activity and related information for Fiscal 2010, 2009 and 2008, is as follows:

	2010		2009		2008
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding options:
Balance, beginning of year	13,242,756	$1.49	12,390,625	$2.30	10,255,877	$3.47
Granted	1,321,500	1.17	2,970,000	0.31	3,791,000	1.08
Exercised	(103,000)	0.72	-	-	(2,499)	1.83
Forfeited	(881,106)	0.95	(178,469)	1.62	(666,656)	1.98
Expired	(1,280,051)	3.70	(1,939,400)	3.56	(987,097)	13.16
Balance, end of year	12,300,099	$1.43	13,242,756	$1.49	12,390,625	$2.30

Exercisable, end of year	7,414,381	$1.77	6,429,612	$2.11	5,718,525	$3.11

The weighted average exercise price of stock options granted in Canadian dollars was translated at the exchange rate as at the end of each Fiscal Year and at the year's average exchange rate for changes in outstanding options during the year.

The total intrinsic value of stock options exercised during Fiscal 2010 was $0.1 million (Fiscal 2009 - $Nil; Fiscal 2008 - $Nil).  The total intrinsic value of stock options currently exercisable as at March 26, 2010 was $2.2 million (Fiscal 2009 - $Nil; Fiscal 2008 - $Nil).  The total intrinsic value of vested and expected to vest stock options as at March 26, 2010 was $5.5 million (Fiscal 2009 - $Nil; Fiscal 2008 - $Nil).

As at March 26, 2010, total unrecognized compensation cost related to non-vested stock option awards was $1.8 million, and the weighted-average period over which this expense is expected to be recognized is approximately two years.

A summary of options outstanding at March 26, 2010, is as follows:

Total Outstanding				Total Exercisable
Exercise Price	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Options	Weighted Average Exercise Price
$0.23 - $0.46	2,280,000	$0.25	4.88 years	591,633	$0.25
$0.74 - $0.96	2,271,250	$0.84	3.74 years	1,095,657	$0.84
$1.16 - $1.74	2,697,536	$1.36	4.05 years	1,059,631	$1.40
$1.75 - $2.49	4,980,813	$2.25	1.77 years	4,597,453	$2.25
$2.71 - $3.80	70,500	$3.19	0.78 years	70,007	$3.19
	12,300,099			7,414,381

The exercise price of stock options was based on prices in Canadian dollars translated at the year-end exchange rate.

Additional information with respect to stock option activity is as follows:

	Number of Awards	Weighted Average Exercise Price
Unvested at March 27, 2009	6,813,144	$0.97
Granted	1,321,500	1.17
Vested	(2,367,820)	1.25
Forfeited	(881,106)	0.95
Unvested at March 26, 2010	4,885,718	$1.98

(E)	COMMON SHARE REPURCHASES

During the first quarter of Fiscal 2010, the Company renewed its common share buyback program.  The share buyback program allows the Company to purchase from May 29, 2009 to May 28, 2010, up to 11,971,633 common shares, or about 10% of its public float as of May 25, 2009. The bid does not commit the Company to make any share repurchases.  All shares purchased by the Company under the bid are cancelled.  During Fiscal 2010, the Company repurchased and cancelled 921,900 shares under this program, with an aggregate purchase price of $0.8 million.

In addition to share repurchases discussed above within the common share buyback program, in Fiscal 2010, a trust of which the Company is the beneficiary also purchased common shares to be held, for accounting purposes, as treasury shares, in order to settle units under the MTCI Plan.  For these purposes in Fiscal 2010, the trust purchased 700,000 shares, with an aggregate purchase price of $1.3 million.

During Fiscal 2009, under the previous normal course issuer bid, the Company repurchased and cancelled 4,920,000 common shares, with an aggregate purchase price of $2.7 million.

Details of the total share repurchases are as follows (in thousands except number of shares and per share amounts):

	2010	2009	2008
Number of shares	1,621,900	4,920,000	-
Aggregate purchase price	$2,093	$2,707	-
Weighted average cost per share	$1.29	$0.55	-

The difference between the average carrying value and the amount paid to acquire shares under the common share buyback program has been recorded to additional paid-in capital.  Shares purchased to settle future redemptions under the MTCI Plan are held at cost, for accounting purposes, as treasury shares.

18.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of total comprehensive income (loss) were as follows (in thousands):

	March 26,	March 27,	March 28,
	2010	2009	2008
Net income (loss) for the year	$7,654	$(29,544)	$(48,353)
Other comprehensive income (loss):
Currency translation adjustment gain on wind up of subsidiary	-	(234)	-
Foreign currency translation adjustments	(38)	(144)	(30)
Unrealized net derivative gain (loss) on cash flow hedges	-	(253)	131
Realized net derivative loss (gain) on cash flow hedges	-	253	(131)
Minimum pension liability	(796)	896	(1,486)
Total comprehensive income (loss) for the year	$6,820	$(29,026)	$(49,869)

The changes to accumulated other comprehensive loss for three years ended March 26, 2010, were as follows (in thousands):

	Cumulative Translation Account	Minimum Pension Liability	Total
Balance, March 30, 2007	$(32,357)	$(1,908)	$(34,265)
Change during the year	(30)	(1,486)	(1,516)
Balance, March 28, 2008	$(32,387)	$(3,394)	$(35,781)
Change during the year	(378)	896	518
Balance, March 27, 2009	$(32,765)	$(2,498)	$(35,263)
Change during the year	(38)	(796)	(834)
Balance, March 26, 2010	$(32,803)	$(3,294)	$(36,097)

In Fiscal 2010, the Company recorded an increase in the minimum pension liability of $0.8 million (2009 – decrease of $0.9 million; 2008 – increase of $1.5 million) related to increases in the Company’s defined benefit plans in Sweden of $0.2 million, and $0.6 million in Germany (See also Note 14).

The Company records increases and decreases in other comprehensive income (loss) attributable to the change in the value of outstanding foreign currency forward and option contracts that were designated as cash flow hedges. The Company had no forward contracts designated as cash flow hedges outstanding as at March 26, 2010 or  March 27, 2009, and accordingly there was no net change in accumulated other comprehensive loss during Fiscal 2010 related to derivatives.  As at March 26, 2010, there were no derivative gains or losses included in accumulated other comprehensive loss.

19.	GUARANTEES

Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity’s failure to perform under an obligating agreement.  The Company has an outstanding performance guarantee related to a project agreement undertaken by the Systems business, which is now operated as Mitel.  Mitel common shares are listed under the symbol “MITL” on the NASDAQ stock market.  This performance guarantee remained with the Company following the sale of the Systems business.  The project agreement and the Company’s performance guarantee extend until July 31, 2012.  The terms of the project agreement continue to be fulfilled by Mitel.  The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at March 26, 2010, was $29.8 million (20.0 million British pounds), assuming the Company is unable to secure the completion of the project.  The Company was not aware of any factors as at March 26, 2010, that would prevent the project’s completion under the terms of the agreement.  In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements.  The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

In connection with the sale of the Systems business, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale.  As at March 26, 2010, the Company does not expect these tax indemnities to have a material impact on its consolidated financial statements.

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

The Company records a liability based upon its known product warranty obligations, and historical experience with warranty claims. The Company accrues for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. As at March 26, 2010, the warranty accrual was $0.1 million (2009 - $0.1 million; 2008 - $0.2 million).

20.	COMMITMENTS

(A)	OPERATING LEASES

The future minimum lease payments for operating leases to which the Company was committed, and the future minimum payments to be recovered under non-cancelable subleases as at March 26, 2010, are as follows (in thousands):

Fiscal Year	Future lease payments	Future lease recoveries	Payments accrued in restructuring

2011	8,247	1,807	300
2012	4,516	398	163
2013	2,887	322	72
2014	368	54	11
2015	23	-	-
Thereafter	-	-	-
	$16,041	$2,581	$546

Rental expense related to operating leases for the year ended March 26, 2010, was $4.9 million (2009 – $6.0 million; 2008 – $5.0 million). Subtenant recoveries for the year ended March 26, 2010, were $1.5 million (2009 – $1.6 million; 2008 – $2.2 million).

(in thousands)	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Purchase commitment	$6,280	$2,777	$3,503	$-	$-
	$6,280	$2,777	$3,503	$-	$-

Purchase commitments consist primarily of purchase design tools and software for use in product development.  Wafer purchase commitments have not been included in the above table as the pricing and timeframe of payment are not fixed, and will vary depending on our manufacturing needs. The Company does not presently have commitments that exceed expected wafer requirements.

(B)	LETTERS OF CREDIT

The Company had letters of credit outstanding as at March 26, 2010, of $0.5 million (2009 – $1.1 million), related to the Company’s Supplementary Executive Retirement Plan.  These letters are renewed annually based on the expected obligation.

The Company has pledged $15.7 million (114.0 million Swedish krona) as security toward the pension liability in Sweden of $16.9 million. The amount has been presented as restricted cash and cash equivalents.

(C)	SUPPLY AGREEMENTS

The Company has WSAs with two independent foundries, which expire from Fiscal 2011 to 2012. Under these agreements, the suppliers are obligated to provide certain quantities of wafers per year.  These agreements are typically renewed prior to their expiry dates, or automatically renew for a specified period under the existing terms and conditions unless either party provides notification of these changes to the other party.

(D)	INCOME TAX CONTINGENCY PAYMENTS

During the first quarter of Fiscal 2008, the Company adopted guidance related to accounting for uncertainty in income taxes, contained in the Income Taxes Topic of the FASB ASC. The adoption of this guidance resulted in the following change on our contractual obligations as of March 26, 2010 (in thousands):

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Income tax contingency payments	$762	$153	$-	$-	$609
	$762	$153	$-	$-	$609

21.	CONTINGENCIES

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

22.	INFORMATION ON GEOGRAPHIC SEGMENTS AND PRODUCT GROUPS

Revenues from external customers are attributed to countries based on location of the selling organization.

Geographic information is as follows (in thousands):

	2010		2009		2008
		Fixed		Fixed		Fixed
	Revenue	Assets	Revenue	Assets	Revenue	Assets
Canada	$915	$2,374	$2,082	$2,872	$2,472	$3,918
United Kingdom	164,520	2,003	159,276	1,752	92,515	1,832
United States	43,982	2,779	52,151	3,650	72,427	4,444
Sweden	10,724	3,836	13,656	4,256	16,141	4,458
Total	$220,141	$10,992	$227,165	$12,530	$183,555	$14,652

Revenues from external customers are attributed to products groups based on the nature of the product being sold.

Revenue by product group is as follows (in thousands):

	2010	2009	2008

Revenue:
Communication Products	$141,386	$140,036	$115,382
Medical Products	29,986	34,683	28,008
Optical Products (1)	15,525	22,700	15,962
Custom and Other	33,244	29,746	24,203
Total	$220,141	$227,165	$183,555

(1) On May 14, 2010, we completed the sale of substantially all of the assets comprising the Optical Products group.

Major Customers

For the year ended March 26, 2010, the Company had revenues from two external customers, both major distributors, which each exceeded 10% of total net revenues.  Sales to these distributors represented the following percentage of total revenues:

	2010	2009	2008
Avnet Electronics Marketing group	17%	18%	21%
Asiacom Technology Limited	11%	*	*
* Less than 10% of revenue

23.	SALE OF FOUNDRY

On February 29, 2008, the Company sold its analog foundry in Swindon, U.K. to MHS, a subsidiary of MHS Industries Group for one British pound. In addition, Zarlink paid MHS $3.0 million (€2 million) to support restructuring initiatives. The two companies signed a three-year WSA to ensure continuity of wafer supply for Zarlink, under which Zarlink deposited $4.5 million, representing about nine months of product orders.

Zarlink U.K. transferred all assets relating to the Swindon foundry business to MHS, including the analog foundry and equipment, employees, third party inventory and other assets but excluding cash on hand, accounts receivable and accounts payable pursuant to a sale and purchase agreement dated February 29, 2008.

As a result of this asset sale, the Company recorded a loss of $18.2 million, which was recorded on the income statement under loss on sale of business.  This loss was impacted by the assets purchased as a result of the flood at the Swindon facility, which resulted in the Company disposing of $4.5 million of newly acquired fixed assets.

As part of the sale of the Swindon foundry, we entered into a TSA with MHS whereby we provided IT, data transfer, finance, test and assembly, engineering support and supply chain management services for an initial period up to February 28, 2009.  Additionally, under the TSA, MHS provided Zarlink with rental space, IT support, health and safety and supply chain management support. The services under the TSA were charged at fair market value and the net payable or receivable at the end of the TSA to be settled in cash by the owing party.

As discussed below in Note 26 – Impairment of Current Assets, in Fiscal 2009 the Company recorded an impairment of $3.0 million related to amounts due from MHS, and subsequently recorded a recovery of $1.1 million in Fiscal 2010.

24.	GAIN ON SALE OF BUSINESS

On October 25, 2006, Zarlink sold the assets of its packet switching product line to Conexant Systems Inc., for cash and other consideration, including a cash payment at closing of $5.0 million, and additional amounts contingently owing based on revenue performance of the product line over the next two years. If Conexant’s revenue from sales in this product line exceeds certain revenue targets, then Conexant is required to pay Zarlink up to $2.5 million of additional consideration.

In the third quarter of Fiscal 2007 Zarlink recorded a gain on sale of business of $4.1 million related to this transaction. On the date of the sale, Zarlink determined that there was uncertainty surrounding whether the revenue targets would be met. As such, Zarlink did not include the contingent consideration as part of the sale proceeds. In Fiscal 2008 and 2009, Zarlink recorded additional gains of $0.7 million and $1.0 million, respectively as revenue targets were met. As at March 26, 2010, the Company is no longer entitled to receive consideration in relation to this sale.

25.	GAIN ON SALE OF ASSETS

There were no gains on sale of assets recorded during Fiscal 2010.

In Fiscal 2009, the Company sold excess land in Swindon, U.K. The proceeds from the sale of land was $1.0 million (0.5 million British pounds), resulting in a gain on sale of $0.9 million, net of transaction costs.

In Fiscal 2008, the Company sold a parcel of land in Järfälla, Sweden. The proceeds from the sale of this parcel of land were $2.7 million (17.7 million Swedish krona), resulting in a gain on sale of an asset of $2.3 million, net of transaction costs.

26.	IMPAIRMENT (RECOVERY) OF CURRENT ASSETS

As discussed in Note 23 – Sale of Foundry, in Fiscal 2008, the Company sold its Swindon foundry to MHS. At the time of sale, the Company agreed to prepay the purchase of certain wafers from MHS under a WSA and enter into a TSA under which a receivable balance was recorded. These items were recorded in current assets.  In conjunction with this sale, the Company obtained two legal charges against the buildings sold to MHS.   In January 2009, the Company was advised that MHS would be ceasing wafer supply to Zarlink from its Swindon analog foundry.  In February 2009, MHS was placed into administration.  Consequently, in the third quarter of Fiscal 2009, as the value of amounts receivable from MHS became most likely not recoverable, the Company recorded an impairment of $3.0 million consisting of the remaining prepaid expense of $2.2 million and the balance of the receivable of $0.8 million.

During Fiscal 2010, the Company received $1.1 million relating to the prepaid expense from the MHS administrator and therefore recorded a recovery.  In connection with this receipt, the Company no longer holds legal charges against the buildings previously sold to MHS.  As the receipt of any further amounts owed from the MHS administrator remains uncertain, no additional recoveries have been recorded.  However, in discussion with the administrator, there is the possibility of an additional disbursement which is anticipated to occur in Fiscal 2011.

27.	SALE OF MITEL INVESTMENT

In Fiscal 2008, the Company exercised an amended put right on a share investment in Mitel.  As these shares had been recorded with no book value, the Company realized a gain of $12.9 million in Fiscal 2008, equivalent to the proceeds received. The investment was written down to its $Nil book value in Fiscal 2003, when it was believed that its original carrying value of $11.5 million would not be realized in the foreseeable future.

28.	FLOOD AT SWINDON FACILITY

On July 20, 2007, a flood as a result of record rainfall and the breach of a nearby river affected the Company’s previously owned analog foundry in Swindon, U.K.  A complete services shutdown was required as a result of this flood. No spills, leakages or discharges were detected at the facility.  The Company carries insurance for the loss of physical plant and business interruption, with a deductible of $1.0 million.

In Fiscal 2008, the net insurance claim was as follows (in thousands):

Business interruption insurance	$6,000
Fixed assets	4,546
Other expenses	8,096
Total insurance claim	$18,642

During Fiscal 2008, the Company finalized all claims with its insurance carriers and received insurance proceeds of $18.6 million, of which $14.1 million was included in cash flows from operations, and $4.5 million was included as cash flows from investing activities for amounts related to replacement of fixed assets. The Company recorded gains from insurance of $5.5 million, of which $4.5 million related to fixed assets and $1.0 million related to other expenses. Included in the cost of revenue was the $1.0 million deductible.

29.	SUPPLEMENTARY CASH FLOW INFORMATION

(in thousands)	2010	2009	2008

Cash interest paid (included in cash flow from operations)	$3,871	$4,268	$1,994
Cash taxes paid (included in cash flow from operations)	$77	$3,789	$471

The following table summarizes the Company’s other non-cash changes in operating activities (in thousands):

	2010	2009	2008
Cash provided by (used in)

Foreign currency loss (gain) on convertible debentures	$11,717	$(13,683)	$3,656
Foreign currency loss (gain) on cash and restricted cash	(2,756)	6,939	(3,289)
Change in pension liability	1,269	(4,443)	2,416
Contract impairment	715	280	4,100
Loss (gain) on repurchase of convertible debentures	316	(3,593)	-
Loss (gain) on sale of business	-	(1,000)	17,578
In-process R&D	-	-	20,250
Gain on sale of Mitel investment	-	-	(12,900)
Gain on sale of fixed assets	-	(936)	(2,343)
Impairment of current assets	-	3,000	-
Impairment on asset held for sale	1,185	1,200	-
Other	62	(572)	(746)
Other non-cash changes in operating activities	$12,508	$(12,808)	$28,722

30.	SUBSEQUENT EVENTS

On May 14, 2010, the Company completed the sale of substantially all of the assets and business comprising the Optical Products group (the "Optical Assets") to Tyco Electronics Corporation. The sale was made pursuant to an Asset Purchase Agreement dated May 14, 2010. Upon closing of the transaction, the Company received total cash consideration of $15.0 million, which net of associated transaction costs, will be retained for general business purposes.

The approximate carrying amounts at closing of the Optical Assets included in the sale were:

(in millions)	May 14, 2010

Inventory	$2.9
Fixed assets	2.1
Intangible assets	0.3
Other	0.2
$5.5

On June 1, 2010, the Company entered into a commitment with an insurance provider in Sweden to settle the Company’s Swedish pension liability.  The Company expects the settlement to be completed during the first half of Fiscal 2011, and for the settlement to utilize the Company’s restricted cash balance, plus additional cash of approximately $0.5 million.  The Company estimates the settlement will result in a charge on the income statement of approximately $2.0 million.

On June 3, 2010, the TSX approved the recommencement of the Company’s common share buyback program authorizing the Company to repurchase up to 11,874,330 common shares, representing approximately 10 percent of its public float of 118,743,306 common shares as of May 31, 2010.  The bid does not commit the Company to make any share repurchases.  The Company may repurchase up to 10 percent of its public float of common shares using available cash during a 12-month period from June 7, 2010 to June 6, 2011.  The timing and exact number of common shares purchased under the bid will be at the Company’s discretion, will depend on market conditions, and may be suspended or discontinued at any time.  All shares purchased by the Company under the bid will be cancelled.

Purchases under the bid will be made at the prevailing market price through the facilities of the TSX. The average daily trading volume of Zarlink over the last six complete calendar months was 407,108 common shares (the “ADTV”). Under TSX rules, the Company may purchase up to 25% of the ADTV (or 101,777 common shares) per trading day.

To the knowledge of the Company, after reasonable inquiry, no director, senior officer or any of their associates, or any person acting jointly or in concert with the Company, currently intends to sell common shares under the issuer bid.

31.	COMPARATIVE FIGURES

Certain of the Fiscal 2009 and Fiscal 2008 comparative figures have been reclassified so as to conform with the presentation adopted in Fiscal 2010.

Prior to Fiscal 2010, the Company reported financial information expressed in millions of U.S. dollars.  Comparative figures have been restated in thousands of U.S. dollars, unless otherwise stated.

The Company reclassified $0.5 million and $0.3 million increase in restricted cash and cash equivalents from financing activities to investing activities in the Fiscal 2009 and Fiscal 2008 Consolidated Statements of Cash Flows, respectively.

Valuation and Qualifying Accounts

ZARLINK SEMICONDUCTOR INC. VALUATION AND QUALIFYING ACCOUNTS March 26, 2010 (in thousands of U.S. dollars)
		Additions
Description	Balance, Beginning of Period	Charged to expense (recovery)	Charged to revenue	Deductions	Balance, End of Period

Sales Provisions:
Fiscal 2010	$4,249	-	18,015	(16,750)	$5,514
Fiscal 2009	$2,902	-	14,515	(13,168)	$4,249
Fiscal 2008	$3,185	-	11,237	(11,520)	$2,902

Provisions for exit activities:
Fiscal 2010	$3,845	199	-	(3,419)	$625
Fiscal 2009	$3,917	5,976	-	(6,048)	$3,845
Fiscal 2008	$1,254	10,983	-	(8,320)	$3,917

Litigation provisions:
Fiscal 2010	$75	-	-	-	$75
Fiscal 2009	$75	-	-	-	$75
Fiscal 2008	$15	75	-	(15)	$75

Allowance for doubtful accounts (charged to both trade and other receivables):
Fiscal 2010	$632	(235)	-	(385)	$12
Fiscal 2009	$318	694	-	(380)	$632
Fiscal 2008	$-	318	-	-	$318

Warranty Provision:
Fiscal 2010	$50	115	-	(80)	$85
Fiscal 2009	$244	15	-	(209)	$50
Fiscal 2008	$33	244	-	(33)	$244

Inventory Provision:
Fiscal 2010	$7,635	4,104	-	(3,271)	$8,468
Fiscal 2009	$8,714	3,977	-	(5,056)	$7,635
Fiscal 2008	$7,386	4,923	-	(3,595)	$8,714

Item 19 Exhibits

The following exhibits have been filed as part of this Annual Report:

Exhibit No.	Description
1.1	Conformed Composite Copy of the Company's Articles, as amended to date (incorporated by reference to Exhibit 4.3 to Registration Statement No. 333-83556 on Form S-8)
1.2	By-law No. 16 of the Company (incorporated by reference to Exhibit 3.2 to Form 10-K for the year ended March 28, 2003 filed on June 25, 2003)
2.1	Form of Specimen Certificate for Common Shares of the Company (incorporated by reference to Exhibit 3.3 to Form 10-K for the year ended March 28, 2003 filed on June 25, 2003)
4.1
Lease agreement between Mitel Research Park Corporation and Mitel Corporation (now Zarlink Semiconductor Inc.) dated March 27, 2001 (incorporated by reference to Exhibit 4.1 to Form 20-F for the year ended March 25, 2005 filed on June 10, 2005)

4.2
Lease agreement between Mitel Research Park Corporation and Mitel Corporation (now Zarlink Semiconductor Inc.) dated March 27, 2001 (Phase V) (incorporated by reference to Exhibit 4.2 to Form 20-F for the year ended March 25, 2005 filed on June 10, 2005)

4.3
Lease agreement between KBS Southpark Commerce Center II, LLC and Zarlink Semiconductor (U.S.) Inc. dated March 14, 2008 (incorporated by reference to Exhibit 4.13 to Form 20-F for the year ended March 27, 2009 filed on June 4, 2009)

4.4
Stock option plan for key employees and non-employee directors as amended December 7, 2001 and July 24, 2007 (incorporated by reference to Exhibit 4.6 to Form 20-F for the year ended March 28, 2008 filed on June 5, 2008)

4.5	Deferred share unit plan for non-employee directors dated January 28, 2010
4.6	Medium-term cash incentive plan for executive officers and key employees dated January 28, 2010
4.7
Employment agreement between Kirk K. Mandy and Zarlink Semiconductor Inc. dated February 16, 2005, revised May 24, 2007. (incorporated by reference to Exhibit 4.3 to Form 20-F for the year ended March 30, 2007 filed on June 11, 2007)

4.8(a)
Executive employment agreement between Stan Swirhun and Zarlink Semiconductor Inc. dated May 31, 2005. (incorporated by reference to Exhibit 4.7 to Form 20-F for the year ended March 28, 2008 filed on June 5, 2008)

4.8(b)	Amendment, dated October 21, 2008, to the employment agreement between Stan Swirhun and Zarlink Semiconductor Inc.
4.9(a)	Executive employment agreement between Stephen J. Swift and Zarlink Semiconductor Inc. dated February 2, 2006
4.9(b)	Amendment, dated July 24, 2008, to the employment agreement between Stephen J. Swift and Zarlink Semiconductor Inc.
4.10(a)	Executive employment agreement between Andre Levasseur and Zarlink Semiconductor Inc. dated June 8, 2009
4.10(b)	Amendment, dated January 28, 2010, to the employment agreement between Andre Levasseur and Zarlink Semiconductor Inc.
4.11(a)
Executive employment agreement between Gary Tanner and Zarlink Semiconductor LE Inc. (now Zarlink Semiconductor V.N. Inc.) dated August 1, 2007 (incorporated by reference to Exhibit 4.14 to Form 20-F for the year ended March 27, 2009 filed on June 4, 2009)

4.11(b)	Amendment, dated October 21, 2008, to the employment agreement between Gary Tanner and Zarlink Semiconductor LE Inc. (now Semiconductor V.N. Inc.)
4.12
Asset purchase agreement by and among Zarlink Semiconductor Limited and Zarlink Semiconductor Inc. and Intel Corporation and Intel Corporation (U.K.) Limited (incorporated by reference to Exhibit 99.2 to Form 6-K filed on October 17, 2005)

4.13
Agreement and plan of merger by and among Zarlink Semiconductor Inc., ZLE Inc., Legerity Holdings, Inc., and Navigant Capital Advisors, LLC. (incorporated by reference to Exhibit 4.10 to Form 20-F for the year ended March 28, 2008 filed on June 5, 2008)

4.14
Trust Indenture, dated as of the [30th] day of July, 2007, between Zarlink Semiconductor Inc. and Computershare Trust Company of Canada (incorporated by reference to exhibit 7.1 to registration statement on Form F-10 (File No. 333-144800) filed on July 24, 2007

4.15	Agreement for sale and purchase of the Swindon analog foundry business of Zarlink Semiconductor (incorporated by reference to Exhibit 99.1 to Form 6-K filed on April 2, 2008)
8.1	Subsidiaries of the Company. Refer to Item 4C of this form 20F
12.1	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 302(a) of The Sarbanes-Oxley Act of 2002, President and Chief Executive Officer
12.2	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 302(a) of The Sarbanes-Oxley Act of 2002, Senior Vice President of Finance and Chief Financial Officer
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, President and Chief Executive Officer
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Senior Vice President of Finance and Chief Financial Officer
15(a)	Consent of Deloitte & Touche LLP
15(b)	Management Proxy Circular for the Fiscal 2010 Annual Shareholders meeting *

* Except for those sections of the Management Proxy Circular which have been specifically incorporated by reference into this annual report on Form 20-F, this Management Proxy Circular shall be deemed furnished, and not filed, under this Item 19 of Form 20-F.

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZARLINK SEMICONDUCTOR INC.

By: /s/ Kirk Mandy
                          (Kirk K. Mandy)
               Dated:  June 7, 2010                                                                       President and Chief Executive Officer