Form 20-F
period 2011-03-25
ZARLINK SEMICONDUCTOR INC
filed 2011-06-06
CIK 352435

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended March 25, 2011

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

Andre Levasseur, Senior Vice President of Finance and Chief Financial Officer Zarlink Semiconductor Inc. 400 March Road Ottawa, Ontario, K2K 3H4 Telephone: (613) 270-7270 Facsimile: (613) 270-7222
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
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 25, 2011 was:

120,038,459 common shares

966,600 preferred shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.            Yes  ☐  No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No   ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☐  No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer                                                ☐                      Accelerated filer                                ☒                      Non-accelerated filer☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP                                                International Financial Reporting Standards as issuedOther    ☐
☒                                                            by the International Accounting Standards Board ☐

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).          Yes ☐   No   ☒

Table of Contents

Page No.

PART I	[1]

Item 1	Identity of Directors, Senior Management and Advisers	[1]
Item 2	Offer Statistics and Expected Timetable	[1]
Item 3	Key Information	[1]
A.	Selected Financial Data	[1]
B.	Capitalization and Indebtedness	[2]
C.	Reasons for the Offer and Use of Proceeds	[2]
D.	Risk Factors	[3]
Item 4	Information on the Company	[9]
A.	History and Development of the Company	[9]
B.	Business Overview	[9]
Business Strategy	[10]
Industry	[10]
Products and Customers	[11]
Sales, Marketing and Distribution	[13]
Competition	[13]
Manufacturing	[14]
Proprietary Rights	[14]
Seasonality	[14]
Government Regulations	[14]
C.	Organizational Structure	[15]
D.	Property, Plants and Equipment	[15]
Item 4A	Unresolved Staff Comments	[16]
Item 5	Operating and Financial Review and Prospects	[16]
Critical Accounting Estimates	[16]
Foreign Currency Translation	[21]
International Financial Reporting Standards Implementation	[21]
Recently Issued Accounting Pronouncements	[22]
A.	Operating Results	[22]
Business Overview	[22]
Results of Operations	[23]
Geographic Revenue	[25]
Gross Margin	[27]
Research and Development	[27]
Selling and Administrative	[28]
Amortization of Intangible Assets	[28]
Loss on Pension Settlement	[28]
Contract Impairment and Other	[29]
Impairment (Recovery) of Current Asset	[29]
Impairment of Asset Held for Sale	[29]
Goodwill Impairment	[29]
Gain on Sale of Business	[30]
Gain on Sale of Assets	[30]

Stock Compensation Expense	[30]
Non-Operating Income and Expense	[31]
Income Tax Recovery (Expense)	[32]
Discontinued Operations	[34]
Long-Term Investment	[35]
Common Shares Outstanding	[35]
B.	Liquidity and Capital Resources	[35]
C.	Research and Development, Patents, and Licenses, etc.	[39]
D.	Trend Information	[39]
E.	Off-balance Sheet Arrangements	[40]
F.	Tabular Disclosure of Contractual Obligations	[41]
G.	Safe Harbor	[41]
Item 6	Directors, Senior Management and Employees	[42]
A.	Directors and Senior Management	[42]
B.	Compensation	[44]
C.	Board Practices	[45]
D.	Employees	[45]
E.	Share Ownership	[46]
Item 7	Major Shareholders and Related Party Transactions	[48]
A.	Major Shareholders	[48]
B.	Related Party Transactions	[48]
C.	Interests of Experts and Counsel	[48]
Item 8	Financial Information	[48]
A.	Consolidated Statements and Other Financial Information	[48]
B.	Significant Changes	[48]
Item 9	The Offer and Listing	[49]
A.	Offer and Listing Details	[49]
B.	Plan of Distribution	[50]
C.	Markets	[50]
D.	Selling Shareholders	[50]
E.	Dilution	[51]
F.	Expenses of the Issue	[51]
Item 10	Additional Information	[51]
A.	Share Capital	[51]
B.	Memorandum and Articles of Association	[51]
C.	Material Contracts	[51]
D.	Exchange Controls	[51]
E.	Taxation	[52]
F.	Dividends and Paying Agents	[55]
G.	Statements by Experts	[55]
H.	Documents on Display	[55]
I.	Subsidiary Information	[55]
Item 11	Quantitative and Qualitative Disclosures About Market Risk	[56]
Item 12	Description of Securities Other than Equity Securities	[56]

PART II	[57]

Item 13	Defaults, Dividend Arrearages and Delinquencies	[57]
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	[57]
Item 15	Controls and Procedures	[57]
Item 16A	Audit Committee Financial Expert	[58]
Item 16B	Code of Ethics	[58]
Item 16C	Principal Accountant Fees and Services	[58]
Item 16D	Exemptions from the Listing Standards for Audit Committees	[58]
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	[59]
Item 16F	Change in Registrant’s Certifying Accountant	[60]
Item 16G	Corporate Governance	[60]

PART III	[60]

Item 17	Financial Statements	[60]
Item 18	Financial Statements	[60]
Item 19	Exhibits	[102]

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

Fiscal Year Ended
(at the end of Fiscal Year for balance sheet data)
(In thousands, except gross margin percentage and per share amounts)

	2011	2010	2009	2008	2007

Income Statement Data:
Revenue	$230,223	$204,616	$204,465	$167,593	$127,312
Gross margin percentage	51%	51%	48%	47%	53%
Research and development expense	42,149	37,795	41,002	43,207	28,890
Income (loss) from continuing operations	63,248	7,564	(27,765)	(45,374)	16,142
Income (loss) from discontinued operations	5,868	90	(1,779)	(2,979)	(376)
Net income (loss)	69,116	7,654	(29,544)	(48,353)	15,766
Income (loss) per common share from continuing operations
Basic	0.50	0.04	(0.24)	(0.39)	0.11
Diluted	0.42	0.04	(0.24)	(0.39)	0.11
Income (loss) per common share from discontinued operations
Basic	0.05	0.00	(0.01)	(0.02)	(0.00)
Diluted	0.04	0.00	(0.01)	(0.02)	(0.00)
Net income (loss) per common share
Basic	0.55	0.05	(0.25)	(0.41)	0.11
Diluted	0.46	0.04	(0.25)	(0.41)	0.11
Balance Sheet Data:
Working capital	$141,331	$110,995	$86,478	$94,616	$152,196
Total assets	267,642	214,705	189,535	263,987	211,001
Long-term debt – convertible debentures	72,473	68,900	57,203	77,427	-
Redeemable preferred shares	12,372	12,787	13,558	14,705	16,138
Shareholders' equity
Common shares	727,492	733,357	738,818	768,509	768,504
Treasury shares	(2,783)	(1,289)	-	-	-
Additional paid-in capital	45,198	39,838	33,969	5,119	4,287
Deficit	(596,880)	(664,110)	(669,872)	(638,389)	(587,720)
Accumulated other comprehensive loss	(33,195)	(36,097)	(35,263)	(35,781)	(34,265)
Dividends Declared per Preferred Share:
In U.S. Dollars	$1.95	$1.86	$1.77	$1.95	$1.76
In Canadian Dollars	2.00	2.00	2.00	2.00	2.00

Number of common shares outstanding	120,038	120,907	122,426	127,346	127,343

Discontinued operations in Fiscal 2007 to Fiscal 2011 relate to the sale of our Optical Products business.

Selected Quarterly Financial Data

(Unaudited, in thousands, except gross margin percentage and per share amounts)

	First	Second	Third	Fourth	Full
FISCAL 2011	Quarter	Quarter	Quarter	Quarter	Year

Revenue	$58,664	$59,892	$56,904	$54,763	$230,223
Gross margin	29,849	30,401	29,306	28,861	118,417
Gross margin percentage	51%	51%	52%	53%	51%
Income from continuing operations	4,388	7,219	34,649	16,992	63,248
Income from discontinued operations	5,868	-	-	-	5,868
Net income	10,256	7,219	34,649	16,992	69,116
Income from continuing operations per common share
Basic	0.03	0.06	0.28	0.14	0.50
Diluted	0.03	0.05	0.23	0.11	0.42
Income from discontinued operations per common share
Basic	0.05	-	-	-	0.05
Diluted	0.04	-	-	-	0.04
Net income per common share
Basic	0.08	0.06	0.28	0.14	0.55
Diluted	0.07	0.05	0.23	0.11	0.46

	First	Second	Third	Fourth	Full
FISCAL 2010	Quarter	Quarter	Quarter	Quarter	Year

Revenue	$49,655	$49,766	$49,962	$55,233	$204,616
Gross margin	24,719	24,984	26,160	29,277	105,140
Gross margin percentage	50%	50%	52%	53%	51%
Income (loss) from continuing operations	(582)	708	634	6,804	7,564
Income (loss) from discontinued operations	66	12	(3)	15	90
Net income (loss)	(516)	720	631	6,819	7,654
Income (loss) from continuing operations per common share
Basic	(0.01)	0.00	0.00	0.05	0.04
Diluted	(0.01)	0.00	0.00	0.05	0.04
Income (loss) from discontinued operations per common share
Basic	0.00	0.00	(0.00)	0.00	0.00
Diluted	0.00	0.00	(0.00)	0.00	0.00
Net income (loss) per common share
Basic	(0.01)	0.00	0.00	0.05	0.05
Diluted	(0.01)	0.00	0.00	0.05	0.04

 B.           Capitalization and Indebtedness

Not applicable

 C.           Reasons for the Offer and Use of Proceeds

Not applicable

 D.           Risk Factors

Before deciding to purchase, hold, or sell our common shares, you should carefully consider the risks described below, in addition to the other cautionary statements described elsewhere and the other information contained in this report and in our other filings with the SEC. Additional risks and uncertainties not presently known to us or that we consider to be immaterial may also affect our results of operations. If any of these events or uncertainties occur, our business, financial condition, and results of operations could be harmed. In that event, the market price for our common shares could decline, and you may lose all or part of your investment.

In order to be successful, we are dependent on the development of new products, and our ability to introduce these products to the market in a cost-effective and timely manner.

Our industry is characterized by the following:

•	Rapidly changing technology;

•	Product complexity;

•	Competition; and

•	Frequent new product introductions.

We make investments in research and development in an effort to design new products and remain competitive in our markets. For example, in Fiscal 2011, our research and development efforts focused primarily on ultra low-power integrated circuits supporting short-range wireless communications for implantable medical devices, timing products that support the delivery of time-sensitive services over packet-based networks, and line circuit products for enterprise and residential equipment that enables carrier-class voice services over cable and broadband networks. We cannot be certain that we will be successful in developing these new products. Furthermore, the development of our products is a lengthy and highly complex process, and we may experience delays in completing our development initiatives. For example, certain of our products in the Medical group require regulatory approval, which can be time consuming and is frequently delayed.  This long process may result in our incurring substantial costs before any products reach market, which may lead to a negative short-term cash flow impact.

In addition, even if we are successful in developing new products, we cannot be certain that these products will gain market acceptance. Our products are generally incorporated into our customers’ products at the design stage. However, our design wins may not materialize into revenue for us, as customer projects may be cancelled, or their end market demand may decrease. We also cannot be certain that we will be able to provide the most cost-effective solutions for our customers. For example, during Fiscal 2009, we announced we would be discontinuing certain legacy optical products, for which we had invested funds in previous years, as we were unable to generate sufficiently high margins from the sale of these products. Our products generally take a minimum of two years from the initial product design to revenue generation. The market demand may change between the time of initial product design and volume sales, which could render our products obsolete and adversely affect our business and financial condition.

Our business could be disrupted if we are unable to successfully integrate businesses, technologies, product lines or services that we acquire in the future.

The markets in which we compete are characterized by an increasing level of company consolidation.  Within these markets, there has been a consolidation of smaller to similar sized companies in an effort to achieve scale, leadership and depth.  We expect the overall consolidation trend in our industry to continue in the future.   We may make strategic acquisitions and investments or enter into joint ventures or strategic alliances with other companies. Such transactions entail many risks, including the following:

•	Inability to successfully integrate the acquired companies' personnel and businesses;

•	Inability to realize anticipated synergies, economies of scale or other value associated with the transactions;

•	Diversion of management's attention and disruption of our ongoing business;

•	Inability to retain key technical and managerial personnel;

•	Inability to establish and maintain uniform standards, controls, procedures and policies;

•	Assumption of unknown liabilities or other unanticipated events or circumstances; and

•	Strained relationships with employees and customers as a result of the integration of new personnel.

In addition, future acquisitions or investments may require us to issue additional equity or debt securities or obtain loans. Failure to avoid these or other risks associated with such acquisitions or investments could have a material adverse effect on our business, financial condition and results of operations.

We depend on three independent foundries to manufacture the majority of our products, and elimination or disruption of these arrangements could adversely affect the timing of product shipments.

In Fiscal 2011, approximately 97% of our products were sourced from three independent foundries, which supply the necessary wafers and process technologies. We have wafer supply agreements (“WSA”) with two foundries, including one with our top supplier. These supply agreements expire in Fiscal 2012 and Fiscal 2013.  Our suppliers are obligated to provide certain quantities of wafers per year under these agreements. These agreements are typically renewed prior to their expiry dates, or automatically renew for a specified period under the existing terms and conditions unless either party provides notification of non-renewal to the other party. These independent foundries also manufacture products for other companies.  In the past, availability of foundry capacity has been reduced due to strong demand. As a result, we may not have access to adequate capacity or certain process technologies as capacity and technologies may be allocated to other customers. As an example, we saw increased capacity constraints related to wafers used in products of our Communication Products group in the fourth quarter of Fiscal 2010.  These capacity constraints continued into the first half of Fiscal 2011.  In addition, a manufacturing disruption experienced by one or more of our outside foundries or a disruption of our relationship with an outside foundry, including discontinuance of our products by that foundry, would negatively impact the production of our products. If our foundry suppliers were unable or unwilling to manufacture our products in the volumes that we require, then we would need to identify and qualify acceptable additional or alternative foundries. This qualification process could take six to nine months, and such a change may require approval from certain customers. We may not find sufficient capacity quickly enough, if ever, to satisfy production requirements and we may be unable to meet customer demand for our products. This could cause customers to cancel or fail to place new orders, which could have a material adverse effect on our business, financial condition and results of operations.  At the end of Fiscal 2009, the purchaser of one of our former foundries, MHS Electronics U.K. Ltd. (“MHS”), entered into receivership, which resulted in the transitioning of our production to the foundries that currently manufacture our products.  This process was completed during Fiscal 2010.

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

Third-party subcontractors located in Asia assemble, obtain packaging materials for, and test some of our products.  In Fiscal 2011, approximately 97% of these services were completed by three subcontractors. Because we rely on third-party subcontractors to perform these functions, we cannot directly control our product delivery schedules and quality assurance. This lack of control has resulted, and could in the future result, in product shortages or quality assurance problems. This could delay shipments of our products or increase our manufacturing, assembly or testing costs. If our third-party subcontractors are unable to obtain sufficient packaging materials for our products in a timely manner, we may experience a significant product shortage or delay in product shipments, which could seriously harm our customer relationships and sales. In addition, quality assurance problems by our third-party subcontractors could result in defective products being shipped to our customers. The cost of product replacements or returns and other warranty related matters could materially adversely affect us.

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

The loss of any of our key customers, or a significant reduction in sales to any one of them, would significantly reduce our revenues and adversely affect our business. During Fiscal 2011, our ten largest customers accounted for 70% of our revenues. During Fiscal 2011, sales to our top two customers, both distributors, represented 28% of our total revenues. Some of the markets for our products are dominated by a small number of potential customers. Therefore, our operating results in the foreseeable future will continue to depend on our ability to sell to these top customers.  While we have been a significant supplier of components used in many of our customers' products, our customers regularly evaluate alternative sources of supply in order to diversify their supplier base, which increases their negotiating leverage with us and protects their ability to secure these components. We believe that an expansion of our customers' supplier bases could have an adverse effect on the prices we are able to charge, and volume of product that we are able to sell to our customers, which would negatively affect our revenues and operating results.

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

The semiconductor industry is highly cyclical. We have seen periods of significant upturns and downturns.  Although we generated net income in Fiscal 2011 and Fiscal 2010, we generated net losses in several prior Fiscal Years during periods of industry downturns. These losses have contributed to negative operating cash flows in some years. If we incur losses in future periods, we may be required to implement additional restructuring activities, which may require that we exit certain markets in order to focus on markets we believe are advantageous. Our failure to maintain profitability and positive operating cash flows, or the need to undertake future restructuring activities, could have a material adverse effect on our financial condition and results of operations.

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

Some of our assets and liabilities are denominated in foreign currencies, which are subject to the effects of exchange rate fluctuations of those currencies relative to the U.S. dollar. Our most significant liability denominated in a foreign currency is our 6% Convertible Unsecured Subordinated Debentures (“convertible debentures”), which is denominated in Canadian dollars. We have partially mitigated the foreign exchange risk relating to the convertible debentures by holding cash on hand in Canadian dollars. At March 25, 2011, taking into account only our convertible debentures, a five percentage point change in the Cdn/U.S. exchange rate will have a non-cash foreign exchange impact of approximately $3.6 million on our earnings in a given fiscal year.

There are risks inherent in our international operations, which may have a material adverse effect on our business, financial condition and results of operations.

Approximately 84% of our sales in Fiscal 2011 were derived from sales in markets outside North America.  We expect sales from foreign markets to continue to represent a significant portion of total sales in the foreseeable future.  We operate a manufacturing facility in Europe. We also operate sales and technical support service centers in Europe and Asia.  Certain risks are inherent in our international operations, including the following:

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

We have been in the past, and may in the future be, notified of claims that our products infringe the patent or other proprietary rights of third parties, and claims may be raised against us. If we are unsuccessful in defending against such claims, we could be prevented from making, using or selling certain of our products, and we may be subject to damage assessments. All of these factors could have a material adverse effect on our business, financial condition and results of operations.

From time to time, we become defendants in legal proceedings about which we are unable to assess our exposure and which could become significant liabilities upon judgment.

We become defendants in legal proceedings from time to time.  Companies in our industry have been subject to claims related to patent infringement and product liability, as well as commercial contract and employment claims.  We may not be able to accurately assess the risk related to these suits, and we may be unable to accurately assess our level of exposure.  These proceedings may result in material changes to our operating results in the future if our exposure is material and if our ability to assess our exposure becomes clearer.

Our stock price is subject to volatility, and significant fluctuations may adversely impact the market price of our common shares.

The market price of our common shares has fluctuated significantly in the past, and the future market price could be subject to significant fluctuations due to the following factors:

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

These and other factors may adversely impact the market price of our common shares.  For example, in Fiscal 2009 our common shares were delisted from the New York Stock Exchange (“NYSE”) due to such shares falling below the NYSE’s continued listing standard regarding average share price over a consecutive 30 trading-day period of not less than $1.00.

Our operating results may vary significantly due to impairment of goodwill and other intangible assets incurred as a result of acquisitions, as well as to impairment of tangible assets due to changes in the business environment.

Our operating results may vary significantly due to impairment of goodwill and intangible assets booked in connection with acquisitions and the purchase of technologies and licenses from third parties.  For example, during Fiscal 2009, we recorded a goodwill impairment charge of $43.0 million, which had a material negative impact on our operating results.  See Note 9 of the financial statements for discussion of goodwill impairment.  As of March 25, 2011, the value on our Consolidated Balance Sheet of goodwill was $Nil and of intangible assets was $34.5 million, net of amortization. Because the market for our products is characterized by rapidly changing technologies, and because of significant changes in the semiconductor industry and general economic factors beyond our control, our future cash flows may not support the intangibles recorded in our Consolidated Balance Sheet. We are required to test goodwill annually and to assess the carrying values of intangible and tangible assets when events or changes in circumstances indicate that its carrying amount may not be recoverable. As a result of such tests, we have recorded, and could be required in the future to record, impairment charges in our Consolidated Statement of Income (Loss) if the carrying value in our Consolidated Balance Sheet is in excess of the fair value. The amount of any potential impairment is not predictable as it depends on our estimates of projected market trends, results of operations and cash flows. The potential impairment, if required, could have a material adverse impact on our results of operations in future periods.

We have a substantial amount of indebtedness that could adversely affect our financial position and prevent us from implementing future strategies.

In connection with our acquisition of Legerity Holdings Inc (“Legerity”) in Fiscal 2008, we incurred, through the issuance of the convertible debentures, long-term debt with a balance of $72.5 million (Cdn $70.9 million) as at March 25, 2011.  This indebtedness may:

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

Natural disaster events could harm our operations.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition, and increase our costs and expenses. For example, the March 2011 earthquake and tsunami in Japan may adversely impact our supply chain and we may experience supply shortages for components that we source from our suppliers. We completed an initial impact review at each of our subcontractors and have determined that with the current excess material on hand at our subcontractors there are no immediate material supply concerns that would keep us from meeting the current demand, or anticipated demand, in the next four to six months. However our visibility is limited and we are unable to assess the full impact of these events and there is no assurance that our business, our results of operations and our financial condition will not be materially affected by these events in the future.

We are subject to environmental regulations, which impose restrictions surrounding the use, disposal and storage of hazardous substances. Our failure to comply with present or future environmental regulations could result in future liabilities and could have a material adverse effect on our business, financial condition and results of operations.

We have a manufacturing facility located in the United Kingdom, and have sold previously owned facilities, which are subject to a variety of laws, rules and regulations related to the discharge or disposal of toxic, volatile or other hazardous chemicals used in the manufacturing process.  We believe that we have complied with these laws, rules, and regulations in all material respects, and to date have not been required to take any action to correct any noncompliance. However, if we fail to comply with present or future regulations, we could be subject to fines, or production being suspended or facilities closed.  Such regulations could require that we acquire significant equipment or incur substantial other expenses to comply with environmental regulations.  If we fail to control the use, disposal, storage of, or adequately restrict the discharge of, hazardous substances, we could be subject to future liabilities, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our global growth is subject to a number of economic risks.

Over the past few years, financial markets in the United States, Europe and Asia experienced extreme disruption, including among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Governments took unprecedented actions intended to address extreme market conditions that resulted in severely restricted credit and declines in real estate values. These conditions have not impaired our liquidity for operational purposes. However, there can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies which may impair our liquidity in the future. The tightening of credit in financial markets adversely affects the ability of customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in or cancellation of orders for our products. Our global business is also adversely affected by decreases in the general level of economic activity, such as decreases in business and consumer spending, and in the financial strength of our customers and suppliers.

For example, approximately 32% of our sales in Fiscal 2011 were derived from sales in the People’s Republic of China. In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation, which have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our Company.

Our convertible debentures may be converted into common shares, which will result in the dilution of our current common shareholders’ ownership.

The principal amount of the convertible debentures of which $72.5 million was outstanding on March 25, 2011 is repayable on September 30, 2012, in Canadian dollars, or at the option of Zarlink, by issuance of common shares. The convertible debentures are also convertible under certain conditions, at the option of the holder, into a maximum of 28.9 million common shares, in the aggregate, at a conversion price of $2.51 (Cdn $2.45) per share. Between October 1, 2011 and September 30, 2012, upon not less than 30 days written notice, we may elect to call the convertible debentures, in whole, or in part, from time to time, for payment in cash if the current market price of our common shares is greater than $3.13 (Cdn $3.06). The current market price is measured as the volume weighted average trading price on the Toronto Stock Exchange (“TSX”) for the 20 consecutive trading days ending on the third business day preceding the date of which notice is given. If we elect to call the debentures, it would be likely that some holders would exercise their right to convert their debentures to common shares during the notice period. In addition, subject to the terms of the trust indenture and regulatory approval, the interest payable on the convertible debentures may also be settled in common shares. The dilutive effect of issuing common shares in settlement of either interest or principal on our convertible debentures would have a material impact on the current common shareholders’ ownership percentage as well as the market price of our common shares.

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

Compliance with new accounting standards, including a possible transition to International Financial Reporting Standards (“IFRS”) will have cost and accounting implications.

The Financial Accounting Standards Board (“FASB”), the SEC, and other bodies that have jurisdiction over the form and content of our accounts frequently consider and interpret proposals and existing pronouncements designed to ensure that companies disclose relevant and transparent information relating to their respective businesses. For example, as discussed in Item 5 of this Form 20-F, we are currently monitoring significant levels of financial reporting development due to the ongoing convergence of U.S. GAAP and IFRS, as the SEC is considering whether to incorporate IFRS into the U.S. financial reporting system.  If we adopt IFRS as our basis of financial reporting, our financial results may be materially different from what they would be under U.S. GAAP. In addition, this transition will result in our incurring additional costs.

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

Zarlink was incorporated in Canada in 1971 and continued under the Canada Business Corporations Act in 1976.  The registered office and the executive offices are located at 400 March Road, Ottawa, Ontario, Canada K2K 3H4. The main telephone number is (613) 592-0200. Our common shares are listed under the symbol "ZL" on the TSX and under the symbol “ZARLF” on the OTC Bulletin Board in the United States.  Our website address is www.zarlink.com. Our preferred shares and convertible debentures are listed under the symbols "ZL.PR.A" and “ZL.DB”, respectively, on the TSX.

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

Our core capabilities are in:

•	Timing and synchronization products for wireless and wired networks;

•	Line circuits for voice-over broadband deployments; and

•	Ultra low-power radio solutions for medical applications.

Our highly integrated ICs, chipsets, system-on-chip (“SoC”) and module solutions provide telecom and medical equipment manufacturers with the ability to simplify design, lower costs and reach their end-market quickly. Zarlink offers more than 900 active products, and ships approximately 100 million ICs per year to over 400 customers in more than 100 countries.

 Business Strategy

Zarlink’s business strategy is to develop a core platform of products that target trends in the communication and medical markets. These trends include:

•
Telecommunications carriers’ evolution to packet networks to support higher bandwidth, data-intense applications enabled by new smartphones, tablets and mobile Internet devices, which requires timing and synchronization technologies to help ensure quality for real-time services;

•
Telecommunication and cable service providers’ investments in packet networks to deliver “triple-play” voice, video and data applications, which is creating demand for line circuit products that enable high-quality telephone service over cable and broadband infrastructures; and

•	New wireless medical devices and therapies that aim to improve patient care and reduce healthcare costs.

We believe that developing a core platform of products that address critical performance and design challenges in communication and medical markets, and introducing derivative products to expand our sales opportunity, provides long-term revenue growth potential. Key to this business strategy is our unique ability to integrate complex functionality into single-chip, chipset and module solutions. These highly integrated products demand less board space and reduce the number of external components required to provide customers with the ability to simplify design and speed time-to-market versus competing approaches. In addition, we design our products to meet the latest industry standards for performance and power consumption.

 Industry

Communications

Telecommunications and cable operators are strategically investing in new packet network infrastructure, or retrofitting existing equipment, in order to deliver competitive services to gain subscribers, more efficiently support new communications applications, and lower operating costs. For example:

•	Wireless operators are evolving to packet-based networks to lower operating costs and support higher bandwidth applications enabled by smartphone, tablet and mobile Internet devices;

•
Telecommunication network operators are deploying next-generation broadband infrastructure, including digital subscriber line (“DSL”) and fiber-to-the-home (“FTTH”) equipment, to deliver the full range of television, Internet and telephone services over a single network; and

•	Cable operators are updating their networks to deliver voice and interactive applications.

Our timing and synchronization products efficiently manage time-sensitive traffic, allowing service providers to reliably deliver revenue-generating voice, video and data services over wireless and wired packet networks.  For example, wireless networks face significant capacity pressure as consumers increasingly adopt smartphones, tablets and other mobile Internet devices that support new bandwidth-intense services.

Most notably, traditional backhaul methods that rely on low data rate leased lines to move traffic from cellular base stations to the network backbone are both expensive to operate and overwhelmed by new bandwidth-intensive communication services. In response, operators are migrating to higher bandwidth, lower cost packet infrastructures to backhaul traffic across their networks. Where traditional networks are designed to provide synchronization, packet networks must incorporate next-generation timing techniques to ensure network synchronization. Zarlink’s network timing products enable wireless operators to migrate to packet networks while still maintaining service quality for new data-intense applications and revenue-generating voice services.

Our line circuit products enable high-quality telephone service over broadband infrastructures, including cable, DSL and FTTH networks. These products provide network equipment manufacturers with the ability to lower design and material costs by providing the necessary voice interface functions in a compact, integrated solution.

The low-power requirements of our line circuit products provide manufacturers with the ability to meet emerging “green” environmental standards that limit energy consumption for broadband equipment. The chipsets integrate remote line diagnostic capabilities that allow service providers to centrally identify and quickly resolve customer issues, minimize system downtime, and reduce costly technician visits.

Medical Market

Equipment manufacturers are introducing wirelessly enabled medical devices that aim to improve patient care and lower healthcare costs. This includes home-based health monitoring applications, where pacemakers wirelessly transmit patient health and device performance data to a physician without requiring patient intervention. Wireless technology is also enabling new applications and therapies, including camera capsules for wireless endoscopy and implanted devices to treat high blood pressure.

Integrating wireless performance into existing or new medical devices is driving demand for ultra low-power semiconductor radio solutions with short-range radio frequency (“RF”) capabilities. Our radio SoCs and fully integrated modules consume minimal power and integrate unique “wake-up” functionality, allowing medical device designers to incorporate advanced wireless features into battery powered implanted devices without significantly impacting device operating life.

Zarlink’s radio chips and modules are the only merchant semiconductor solutions that comply with the Medical Implant Communication Service (“MICS”) standard governing frequency band, bandwidth and transmit power operations for in-body communications. Our highly integrated, standards-compliant products, coupled with our understanding of quality and regulatory requirements for the healthcare industry, provide our customers with the ability to design and introduce new technologies for the medical wireless products market.

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

We have an established base of more than 400 customers in a diverse spectrum of end-markets, including equipment manufacturers in the telecommunications and medical, industries. Zarlink generates revenue through direct sales and indirectly through distributors.  In Fiscal 2011, Zarlink had revenues from two distributors (Avnet Electronics Marketing group and Asiacom Technology Limited), which exceeded 10% of total sales.  Worldwide sales to Avnet Electronic Marketing group in Fiscal 2011 amounted to $39.6 million, representing 17% of sales (Fiscal 2010 - $34.4 million, or 17%; Fiscal 2009 - $37.6 million, or 17% of sales).   Worldwide sales to Asiacom Technology Limited in Fiscal 2011 amounted to $26.4 million, representing 11% of sales (Fiscal 2010 - $25.0 million, or 12%; Fiscal 2009 - below 10% of sales).

Zarlink’s products are grouped into two main categories (Communication Products and Medical Products) as described below.

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

Compared with other products available on the market, our highly integrated chipsets lower bill-of-material costs and simplify equipment design to reduce time-to-market, while helping meet emerging low-power performance requirements for broadband equipment. Our products integrate remote line diagnostic capabilities that allow service providers to reduce operating costs by centrally identifying and quickly resolving customer issues to minimize costly technician service calls.

Timing and Synchronization

Customers use our Timing and Synchronization products to ensure high-quality, reliable and error-free voice, video and data services over wireless and wired networks. The highly integrated, single-chip solutions simplify design, lower component count and reduce power consumption, while meeting strict performance requirements to help ensure maximum network uptime.

Our broad Timing portfolio consists of Synchronous Ethernet and IEEE-1588 Timing over Packet products that support service deployment over packet-based wireless and wired networks, and ClockCenter products that help carriers deliver the full range of communication services over optical networks. The portfolio also includes digital phase locked-loop (“PLL”) devices for T1/E1 equipment, analog PLLs for Synchronous Optical Network/Synchronous Digital Hierarchy (“SONET/SDH”) applications and Circuit Emulation Services-over-Packet (“CESoP”) processors capable of transparently tunneling circuit-based time-division multiplexing (“TDM”) traffic with carrier-grade quality over many types of packet networks.

Telecom and Voice Networking

Zarlink’s Telecom Networking ICs, including T1/E1 line interfaces, circuit-switching devices and a range of voice processing products, enable efficient transmission of voice, data and multimedia services over converging circuit and packet infrastructures. For example, Zarlink’s voice processing technology leverages our more than 30 years of expertise in telephony and digital signal processing applications to enable superior sound quality in IP phones, media gateways and hands-free communication tools.

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

For example, Zarlink’s radio chip technology is used by St. Jude Medical to enable a high-speed data link between implanted cardiac rhythm devices, including pacemakers and implanted defibrillators, and monitoring equipment in the home. The wireless link is used to remotely monitor device performance and patient response to therapy. Zarlink’s ultra low-power RF transmitter chip is also used in Given Imaging’s platform of swallowable camera capsules to relay real-time, full color images of the gastrointestinal tract, esophagus, and colon. In Fiscal 2011, Zarlink announced that its wireless radio product is being used by CVRx in an implanted device that triggers the body's natural responses to help treat high blood pressure and heart failure.

Medical Implant ICs

Zarlink has more than three decades of experience in designing custom and standard ICs for medical products. Our family of high-performance surge protection devices allows implantable medical electronics, such as pacemakers, implantable cardioverter-defibrillator (“ICDs”) and neurostimulators, to withstand electrical surges such as those caused by medical treatments like defibrillation.

Business Segments and Principal Markets

The product lines within our operating segment contain similar products, production processes, and types of customers, distribution methods, and economic characteristics. As such, we have one reportable segment.

Our revenue based on the geographic location of customers was distributed as follows:

(in thousands)	2011	% of Total	2010	% of Total	2009	% of Total

Asia Pacific	$145,347	63%	$109,031	53%	$106,904	53%
Europe	45,235	20	55,286	27	53,507	26
United States	36,741	16	37,964	19	39,252	19
Canada	428	0	898	0	2,049	1
Other Regions	2,472	1	1,437	1	2,753	1
Total	$230,223	100%	$204,616	100%	$204,465	100%

 Sales, Marketing and Distribution

The principal customers for Zarlink's semiconductors are telecommunications and healthcare equipment manufacturers.

We sell through both direct and indirect channels of distribution.  Factors affecting the choice of channel include, among others, customer preference, end-customer type, the stage of product introduction, geographic presence and location of markets, and volume levels. Our products are sold in more than 100 countries through local Zarlink sales offices and our distributor network. Our strategic account program focuses on the development of business with the key customers in all the market segments we serve.

We believe that long-term revenue growth will be supported by various factors [See also “- Business Overview – Industry”].  The deployment of voice-over-broadband services in emerging economies, including China, Brazil and India, as well the rollout of next-generation wireless networks and upgrade of existing infrastructures supports demand for our communication products. The introduction of new wirelessly enabled medical devices creates demand for our ultra-low power radio solutions.

An important element of Zarlink’s ability to compete is the expertise of our applications groups, which are located in the United Kingdom, the United States, Canada, Singapore, and other locations in Asia and Europe, to serve customers in regional markets.  The applications groups assist equipment manufacturers in designing their products using our components.  Because of this approach, we have a strong record of understanding our customers and their applications and providing them with complete solutions. This is a critical element in obtaining design wins.  The design-win cycle starts when Zarlink and/or a member of our distributor network identifies a need for one of our products in a customer's equipment design.  Once a Zarlink product is selected for a design, we are generally assured of supplying it until the design is no longer manufactured.

 Asia Pacific

In the Asia Pacific area, China, Korea, Japan, Taiwan, and Malaysia represent the largest markets by country. Zarlink’s regional headquarters for Asia Pacific is in Singapore, and we also have offices in Japan, Korea, and China.  In Fiscal 2011, approximately 58% of sales in these areas were achieved through distributors.  An important function of the sales offices is to link customers with our applications support groups. The sales offices manage key customer and distributor relationships and opportunities, and ensure the most effective use of applications resources.

 Europe

Historically, sales in Europe have been made primarily through our direct sales channel, particularly in the medical application specific integration circuits (“ASIC”) and wireless markets.  Distributors play an important role in the European region, accounting for approximately 29% of sales in this area in Fiscal 2011.  We maintain technically qualified sales teams across the entire region and support them with a team of applications engineers.

 Americas

We use a combination of direct sales teams and manufacturer representatives to reach a broad spectrum of customers in the United States and Canada. We also depend on distributors for fulfillment requirements and demand creation in several geographical territories in the Americas Region.  In Fiscal 2011, approximately 27% of sales in these areas were achieved through distributors.  The direct sales force includes major account teams that target specific large customers for standard product designs.

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

Our main global competitors for communications products include Integrated Device Technology, Inc., Lantiq, Silicon Laboratories, Inc., and Semtech Corporation.  We believe that Zarlink competes favorably based on our intellectual property rights for proprietary designs, and our proven ability to meet regulatory and industry standards.

In the medical IC market, Zarlink competes mainly with in-house design divisions within original equipment manufacturers (“OEMs”) and smaller ASIC design houses.   Zarlink sells to most healthcare OEMs worldwide.  We believe that Zarlink has a competitive advantage based on our world-class low-power design skills, application knowledge, and intellectual property, in conjunction with our comprehensive and certified quality system and long experience with key customers in the highly regulated medical device industry.

 Manufacturing

In keeping with our mostly “fabless” business model, we have no wafer fabrication facilities.  The majority of our products are sourced from three independent foundries that supply the necessary wafers and process technologies.

Although our products share similar production processes, the selection of manufacturing sites or suppliers is dependent on the type of semiconductor to be manufactured and the required process and technology.

We have WSAs with two foundries, which WSAs expire at various times from Fiscal 2012 to 2013. These agreements are typically renewed prior to their expiry dates, or automatically renew for a specified period under the existing terms and conditions unless either party provides notification of changes to the other party.

A small portion of IC probe and finished goods testing continues to be done at our facility in Caldicot in the United Kingdom.  This includes test and assembly for medical product modules.

Our semiconductor manufacturing facilities and quality management systems are certified to the strict standards established by the International Organization for Standardization. In addition, our processes must comply with the European Union directive Restriction of Hazardous Substances (“RoHS”), which defines the specific hazardous materials that were required to be eliminated by July 2006. We produce Pb-free IC devices and are compliant with the RoHS directive.  Some of our customers are exempt from complying with the directive, and as such we have maintained our capability to produce original products for these customers.

 Proprietary Rights

We own many patents and have made numerous applications for patents relating to communications and semiconductors, and medical technologies.  We believe that the ownership of patents is an important factor in exploiting associated inventions and provides protection for our patentable technology in the areas referred to above.

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

 Seasonality

We experience seasonal fluctuations in revenue in certain regions. For example, second quarter sales in Europe are generally slower due to mandatory vacation periods in the summer, while our sales in the Asia Pacific region tend to be slower in our fourth fiscal quarter around the Chinese New Year season. In the past, we have also seen slower sales in certain products during our third fiscal quarter. However, given the diversity of our revenue base, we do not believe that seasonality has a material impact on our business, financial condition, or results of operations. Given our limited visibility of demand in technology end markets, it is difficult to predict the extent to which seasonality will impact us in the future.

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

 D.           Property, Plants and Equipment

We lease a 98,250 sf facility in Ottawa, Canada of which 79,990 sf is used by us for sales, administration, and integrated circuit design and 18,260 sf of the space is sub-let to five tenants with sub-lease periods expiring from Fiscal 2012 to 2014.

We lease a 70,700 sf facility in Austin, Texas, United States of which 46,950 sf is used by us for design and sales and 23,750 sf is sub-let to one tenant with the sub-lease period expiring in Fiscal 2014.

We lease a 28,370 sf facility in Caldicot, United Kingdom which is used for hybrid modules, manufacturing and administration. The lease expires in Fiscal 2014.

We lease a 21,900 sf facility in Järfälla, Sweden which is used for R&D and administration.

We also lease and operate 12 regional facilities, totaling 50,570 sf, primarily dedicated to design and sales.  A geographical breakdown of these facilities is as follows: two additional locations in the United States totaling 34,320 sf; two additional locations in the United Kingdom totaling 5,050 sf; three locations in Europe totaling 3,830 sf (Italy, Germany and the Netherlands); and five locations in the Asia Pacific region totaling 7,370 sf.

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

We generate revenue through both direct sales and sales to distributors.  Distributor sales accounted for approximately 47%, 45% and 45% of our sales in Fiscal 2011, 2010 and 2009, respectively.

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

As at March 25, 2011 our sales provisions were $5.4 million (2010 - $5.5 million). In estimating our sales provisions, we are required to estimate future sales returns or pricing adjustments. If actual sales returns or pricing adjustments exceed our estimates, we could be required to record additional reductions to revenue.  Please see the “Valuation and Qualifying Accounts” in this Form 20-F, which details the movement in our sales provisions.

Our ship and debit program is available exclusively to certain of our distributors.  We currently have seven distributors with ship and debit privileges.  The top two distributors account for approximately 93% of all claims.  All ship and debit claims are governed by an agreement with the individual distributor, and are used to assist the distributor to offer competitive prices to certain of its end customers, which are pre-approved by us.  The ship and debit provision of distributor agreements are similar, and set out whether and under what circumstances a claim can be made, and the maximum credit offered.  As a result, our maximum liability is determinable at the time of initial sale to the distributor.  Based on historical experience with ship and debit claims, we have found that claims usually arrive within three months of the initial sale to the distributor.  In some cases this time period has been longer, such as when general economic conditions change, causing distributors to carry excess inventory.  This type of change is taken into account when the review of reserve provisions is completed.

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

Our sales rebates program is available to certain of our customers for certain of our products.  Under this program, certain customers are able to claim a rebate or credit for certain products purchased.  Under certain agreements with customers, the customer is required to meet a minimum purchase threshold of the product before being able to make a claim under the program.  We accrue for this program at the time of shipment.  In the event that our major customers purchase products under this program in quantities greater than our estimates, we may experience claims for rebates greater than provisioned for, which would reduce revenue in future periods.

Business Combinations

We account for acquisitions of companies in accordance with the Business Combinations Topic of the FASB ASC.  We allocate the purchase price to tangible assets, intangible assets, and liabilities based on fair values with the excess of purchase price amount being allocated to goodwill.

In the past, our acquisitions have resulted in the recognition of significant amounts of goodwill and acquired intangible assets.  In order to allocate a purchase price to these intangible assets and goodwill, we made estimates and judgments at the time of each acquisition based on assumptions about the future income producing capabilities of the acquired assets and related future expected cash flows. We also made estimates about the useful life of the acquired intangible assets at the acquisition dates.  Should different conditions prevail, we could incur write-downs, or change the estimated useful life of those intangible assets.

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

A decrease in the current demand for our products could result in us recording a higher provision on the parts we have in inventory. The inventory items that would be most affected by a decrease in demand are those with short product life cycles because they may be replaced by newer parts before their demand recovers. In the event that inventory items are written off, our net income (loss) would be lower (higher) in the period of recognition.

 Restructuring

We have undertaken, and may in the future undertake, restructuring initiatives that have required the development of formalized plans for exiting certain activities. Restructuring activities have been accounted for in accordance with the Exit or Disposal Cost Obligations Topic of the FASB ASC. These activities require estimation of the cost and timing of expenses for severance, idle facility, and other restructuring costs.  In estimating severance costs, we are required to estimate the timing and amount of future payments. In estimating idle facility costs, we are required to estimate future lease operating costs, the amount of sublease revenue that we expect to receive, and the discount rate.  Idle facility costs are recorded as a component of provisions for exit activities. At the end of each reporting period, we evaluate the balance in the provisions for exit activities. This evaluation could result in an increase or decrease to the provisions, which could result in an increase or decrease in expense in future periods. As at March 25, 2011, we had provisions for exit activities of $0.2 million (2010 - $0.6 million).

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

We have recorded a valuation allowance on our deferred tax assets, and recorded only deferred tax assets that can be applied against income in taxable jurisdictions or applied against deferred tax liabilities that will reverse in the future. As at March 25, 2011, our valuation allowance was $204.1 million (2010 - $238.8 million). In Fiscal 2011 we recorded a $31.5 million deferred tax asset relating to a reassessment of our likelihood to utilize losses in both Canada and the U.K. In establishing our valuation allowance, we consider factors including forecasted future taxable income, loss carry-backs, and tax planning strategies.  We periodically review our deferred tax assets and valuation allowance to determine whether these balances are reasonable.  When we perform our quarterly assessments of our deferred tax assets and valuation allowance, we may record an adjustment, which may increase or decrease income tax expense in the period of the adjustment.

Pension Liabilities

We have a defined benefit pension plan in Germany. During Fiscal 2011 we settled our defined benefit plan in Sweden. The pension liabilities related to the plan in Germany are determined by actuarial valuations, which require us to make certain judgments and estimates relating to inflation rates, discount rates, salary increase rates, and expected rates of returns on plan assets. These assumptions are evaluated on an annual basis and may change based on economic conditions, and a change in these assumptions could increase or decrease pension expense in future periods.

Product Warranties

In the normal course of business, we provide standard warranties, which cover the first twelve months after purchase and in some cases extended warranties; along with indemnification protection for our products. Our liability for breach of our warranty is limited, at our option, to repair, replace or credit the buyer the purchase price paid for the products returned during the applicable warranty period and determined by us to be subject to warranty relief and limited claims arising from epidemic failure. If we determine that a product sale is subject to warranty relief, we will record an accrual for the costs associated with resolving the warranty claim.  Historically, our claims on warranty have been small and our estimates have been accurate, however, a change in these estimates could result in a decrease or increase to expense in future periods.  As at March 25, 2011, we had provisions for warranty claims of $10,000 (2010 - $85,000).

Goodwill and Long-Lived Assets

In accordance with the Intangibles, Goodwill and Other Topic of the FASB ASC, we review goodwill for impairment annually, or more frequently if facts and circumstances warrant a review. In performing our goodwill impairment test, we compare the fair value of the related reporting unit to its carrying value. A reporting unit may be either an operating segment as a whole, or a unit one level below an operating segment, which is referred to as a component. If the fair value of the reporting unit exceeds its carrying value, then goodwill is not impaired. If the carrying value exceeds the fair value, then the implied fair value of the goodwill is calculated. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.  During Fiscal 2009, as a result of declines in forecasted cash flows, as well as a higher discount rate used in the discounted cash flow model, reflecting a higher cost of equity due to the decrease in share price and market capitalization, we recorded a goodwill impairment charge of $43.0 million, which had a material negative impact on our operating results. See Note 9 of the financial statements for discussion of goodwill impairment.  As at March 25, 2011, we had goodwill of $Nil (2010 – $Nil).

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

One of the impacts of the economic downturn during the second half of Fiscal 2009 and into Fiscal 2010 was the reduction of real property values in many locations throughout the world. As a result of a decline in value, in Fiscal 2009 we recorded a $1.2 million impairment on our Swindon U.K. office property which was no longer in use and was held for sale.  Due to continued deterioration in real estate markets in the U.K., as well as weakness in the British pound, we determined that there was a further impairment on the asset of $1.2 million in Fiscal 2010. In Fiscal 2011, we completed the sale of this office property for $0.7 million.  The associated loss of $32,000 was included in Selling and Administrative expenses.

Long-Term Investment

We have an investment in a non-publicly traded company in which we have less than 20% of the voting rights and in which we do not exercise significant influence. This investment is accounted for following the cost method, as the fair value is not readily determinable.  We evaluate our investment in this non-publicly traded company for impairment. In making this assessment, we consider the investee’s cash position, projected cash flows (both short and long-term), financing needs, most recent valuation data, the current investing environment, management/ownership changes, and competition. This evaluation process is based on information we request from this privately held company. This information is not subject to the same disclosure and audit requirements as the reports required of Canadian and U.S. public companies, and as such, the reliability and accuracy of the data may vary.

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

As of March 25, 2011 and March 26, 2010, the total provision was $11,000 and $12,000 respectively.

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

We have estimated the fair value of our stock option awards to employees and non-employee directors using the Black-Scholes-Merton option pricing-model. This model considers, among other factors, share prices, option prices, share price volatility, the risk-free interest rate, dividends, and expected option lives. In addition, guidance requires that we estimate the number of stock options which will be forfeited. Expected share price volatility is estimated using historical data on volatility of our stock. Expected option lives and forfeiture rates are estimated using historical data on employee exercise patterns. In Fiscal 2011, a 10% increase or decrease in estimated forfeiture rates would have resulted in an insignificant change in expense for the period. The risk-free interest rate is based on the yield of government bonds at the time of calculating the expense and for the period of the expected option life. If we change any of these assumptions, this could increase or decrease our stock compensation expense in future periods.

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

In Fiscal 2008, we acquired certain foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, the financial statements of these subsidiaries are measured using the local currency and translated using the period-end balance sheet rate and the average rate for the Consolidated Statements of Income (Loss). Any translation gains and losses are recorded in the cumulative translation account within accumulated other comprehensive loss included in Shareholders’ Equity using the period-end balance sheet rate.

 International Financial Reporting Standards Implementation

As an SEC issuer within the meaning of Canadian securities legislation, we currently prepare our financial statements in accordance with U.S. GAAP and our financial statements are audited in accordance with the standards of the Public Company Accounting Oversight Board (“PCOAB”). This option is made available under National Instrument 52-107 – Acceptable Accounting Principles, Auditing Standards and Reporting Currency ("NI 52-107") adopted by the Canadian Securities Administrators ("CSA").  Pursuant to this option, we have the choice to continue using U.S. GAAP or to adopt IFRS in accordance with the transition under Canadian generally accepted accounting principles to applying IFRS to publicly accountable enterprises, which occurred on January 1, 2011. Additionally, as a foreign private issuer within the meaning of U.S. securities rules, we can adopt IFRS as our basis of financial reporting without the need to reconcile our financial results to U.S. GAAP.  Therefore, Zarlink is in a position to report using either U.S. GAAP or IFRS, while continuing to meet its financial reporting obligations in Canada and the U.S.

In Fiscal 2010, we commenced a project to transition our financial reporting to IFRS. We did not commit to an adoption date because of our continuing choice of accounting standards, as described above. We continue to believe it is important to maintain comparability with our competitors who largely report using U.S. GAAP. The SEC is considering whether to incorporate IFRS into the U.S. financial reporting system. Furthermore, the FASB and International Accounting Standards Board (“IASB”) are currently working through a number of convergence projects to better align U.S. GAAP and IFRS. We have assessed that without further convergence between U.S. GAAP and IFRS, a transition to IFRS could reduce comparability of our financial results with our competitors. Accordingly, we are deferring any decision on the date we would adopt IFRS until the SEC has made its decision on whether to incorporate IFRS into the U.S. financial reporting system, and until further convergence work has been completed by the FASB and IASB.

A formal project plan, governance structure, and project team was established in Fiscal 2010. The team is represented by managers in the areas of Accounting, Taxation, IT, Internal Controls and Processes, and Treasury.  The team is continuing to study the impact of IFRS on our Company, and it continues to monitor ongoing regulatory developments. Reporting is made to the Audit Committee of the Board of Directors in respect of such regulatory developments.

 Recently Issued Accounting Pronouncements

In April 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-17, to provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions.  The amendments in this ASU will be effective prospectively for milestones achieved in Fiscal Years beginning on or after June 15, 2010.  We are required to adopt this ASU in Fiscal 2012.  We do not expect the adoption of this ASU to have a material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU 2009-14, to address concerns raised by constituents relating to the accounting for revenue arrangements that contain tangible products and software.  The amendments in this ASU change the accounting model for revenue arrangements that include both tangible products and software elements.  Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality will no longer be within the scope of guidance in the Software – Revenue Recognition Subtopic of the FASB ASC.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  We are required to adopt this ASU in Fiscal 2012.  We do not expect the adoption of this ASU to have a material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit.  This ASU provides amendments to the criteria in the Revenue Recognition – Multiple-Element Arrangements Subtopic of the FASB ASC.  As a result of those amendments, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  We are required to adopt this ASU in Fiscal 2012.  We do not expect the adoption of this ASU to have a material impact on our consolidated financial statements.

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

On May 14, 2010, we sold substantially all of the assets and business of our Optical Products group to Tyco Electronics for approximately $15.0 million in cash. This sale is in line with our strategy to focus on key growth initiatives in the communications and medical markets.  Income received from our Optical Products group in Fiscal 2011 and in the prior year’s comparative periods is reflected herein as income from discontinued operations.

The following discussion and analysis explains trends in our financial condition and results of operations for the Fiscal Year ended March 25, 2011, compared with the two previous Fiscal Years.  This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results.

Zarlink’s year-end is the last Friday in March.  Each of the last three Fiscal Years consisted of a 52-week period.

 Results of Operations

(in thousands of U.S. dollars, except per share amounts)	2011	2010	2009

Revenue	$230,223	$204,616	$204,465

Income (loss) from continuing operations	63,248	7,564	(27,765)
Income (loss) from discontinued operations	5,868	90	(1,779)
Net income (loss)	69,116	7,654	(29,544)

Income (loss) per common share from continuing operations:
Basic	0.50	0.04	(0.24)
Diluted	0.42	0.04	(0.24)

Income (loss) per common share from discontinued operations:
Basic	0.05	0.00	(0.01)
Diluted	0.04	0.00	(0.01)

Net income (loss) per common share
Basic	0.55	0.05	(0.25)
Diluted	0.46	0.04	(0.25)

Weighted average common shares outstanding
Basic	120,783	122,163	124,798
Diluted	152,713	123,444	124,798

Our revenue in Fiscal 2011 was $230.2 million, up 13% from revenue of $204.6 million in Fiscal 2010. This revenue increase is the result of increased sales volume from our Communication Products group.  Since the fourth quarter of Fiscal 2010, we have seen strong demand for our line circuit and timing products within our Communication Products group.   The revenue growth in these products was partially offset by lower sales from our Custom and Other and Medical Products groups. Major customers of Custom and Other products made last time buy orders which are nearing completion. We expect the significant decline in Custom and Other revenue to continue in the foreseeable future. Although in the first half of Fiscal 2011 our revenue from Medical Products group was negatively impacted by general market softness and medical device manufacturers’ inventory adjustments, the demand for these products returned towards the second half of Fiscal 2011.  Within all our product groups, we continue to see the gradual shift in product sales from our legacy products towards our new products. We consider our legacy products to be items on which we spend little R&D effort to maintain, and our new products to be those for which we have concentrated our recent R&D spending to develop. We view our new products as the source of future revenue growth and anticipate that revenue from our legacy products will continue to decline.

We use opening 90-day backlog as one indicator of future revenue. Our 90-day backlog is defined as orders received from customers with a delivery date requested within 90 days. At the beginning of the first quarter of Fiscal 2012, our 90-day backlog was $48 million, up from $45 million at the opening of the fourth quarter of Fiscal 2011.  In the fourth quarter of Fiscal 2010 and the first half of Fiscal 2011 we experienced an increase in order activity, contributing to an increase in backlog. This increase was in part due to industry-wide capacity constraints, creating longer lead times for product. We have resolved virtually all of these capacity issues, and, accordingly, we have seen lead times decrease. As customer order patterns continue to stabilize and lead times return to normal levels, we have a more traditional level of backlog entering the first quarter combined with strengthening “turns”. We define “turns” as an order booked in the same quarter as when the product is shipped, therefore recognizing revenue in the same quarter.   Accordingly, we anticipate revenue in the first quarter of Fiscal 2012 will be greater than our opening backlog of $48 million as a result of improving “turns”.

As of March 25, 2011, approximately 75 percent of our revenue is generated by our core line circuits, network timing and medical wireless platform. As we continue to sharpen our focus on growth opportunities, we anticipate that 80 to 85 percent of our revenue will be generated by these products. The remaining revenue will be mostly generated by our telecom networking portfolio, where we enjoy stable design activity, and are pursuing some growth opportunities in adjacent markets with our voice processing products.

In Fiscal 2011, we recorded net income of $69.1 million, or $0.55 per basic share.  This compares to net income of $7.7 million in Fiscal 2010, or $0.05 per basic share. Net income in Fiscal 2011 is primarily the result of $38.9 million operating income, a $30.2 million income tax recovery primarily related to the recognition of deferred tax assets, through a reduction in the valuation allowance, and $5.9 million income from discontinued operations. These items were partially offset by $3.8 million net interest expense and foreign exchange loss of $1.5 million.  Included in Fiscal 2011 operating income was a $14.1 million gain on sale of our Järfälla, Sweden campus, and a $1.9 million loss on the final settlement of our defined benefit pension plan in Sweden.

In Fiscal 2010, we recorded net income of $7.7 million, or $0.05 per basic share.  This compares to a net loss of $29.5 million in Fiscal 2009, or $0.25 per share.  Net income in Fiscal 2010 was mainly the result of $19.0 million operating income, combined with an income tax recovery of $4.1 million, net of a foreign exchange loss of $10.8 million, and $3.7 million net interest expense.  Included in Fiscal 2010 operating income was a $1.2 million impairment of asset held for sale, partially offset by a $1.1 million recovery of current asset relating to a previously impaired asset.  Also impacting net income in Fiscal 2010 were supply chain harmonization costs of $2.9 million.  Supply chain harmonization costs included costs incurred in transferring production within our foundry suppliers, in order to consolidate our supply chain and achieve increased economies of scale.  The process of transferring production within suppliers was substantially complete as at Fiscal 2010 year-end. We incurred $0.3 million of supply chain harmonization costs in Fiscal 2011 and we do not expect significant costs to continue into future years.

We recorded a net loss of $29.5 million in Fiscal 2009.  The net loss for Fiscal 2009 was principally the result of a $42.6 million operating loss combined with foreign exchange gains of $14.0 million and a gain on the repurchase of long-term debt of $3.6 million. These gains were partially offset by a net interest expense of $3.0 million, $1.8 million loss from discontinued operations, and $0.7 million in debt issue costs. Included in our operating loss of $42.6 million was $43.0 million goodwill impairment, $3.0 million impairment on current assets, $8.8 million in severance and integration costs, a $1.2 million impairment recorded on our asset held for sale, and $1.0 million gain on the sale of business. The severance and integration costs of $8.8 million relate to our integration of Legerity and our restructuring activities announced in the fourth quarter of Fiscal 2009.

 Geographic Revenue

Our revenue based on the geographic location of customers was distributed as follows (in thousands):

	2011	% of Total	2010	% of Total	2009	% of Total
Asia Pacific	$145,347	63%	$109,031	53%	$106,904	53%
Europe	45,235	20	55,286	27	53,507	26
United States	36,741	16	37,964	19	39,252	19
Canada	428	0	898	0	2,049	1
Other Regions	2,472	1	1,437	1	2,753	1
Total	$230,223	100%	$204,616	100%	$204,465	100%

Asia Pacific

Asia Pacific revenue increased by 33% to $145.3 million in Fiscal 2011, as compared to $109.0 million in Fiscal 2010.  The increase in revenue in this area, particularly China, is mainly due to increased demand for line circuit products within our Communication Products group.

Asia Pacific revenue increased to $109.0 million in Fiscal 2010, as compared to $106.9 million in Fiscal 2009.  The increase in Fiscal 2010 was due to higher revenues from Communication Products, which accounted for all of the change.

Europe

European revenue in Fiscal 2011 was $45.2 million, down 18% from Fiscal 2010.  The decrease was driven by lower Communication Products, Medical Products and Custom and Other revenue, with each contributing (2%), (4%) and (12%) to the change, respectively.

European revenue in Fiscal 2010 was $55.3 million, up 3% from Fiscal 2009.  The increase was due to higher revenues from Custom and Other, offset by decreased revenues from Medical Products, each contributing 9% and (6%) of the change, respectively.

United States

Revenues from United States customers in Fiscal 2011 was $36.7 million, down 3% from Fiscal 2010.  The decrease was due to lower revenue from Custom and Other, offset by increased revenues of Communication Products and Medical Products, each contributing (13%), 4%, and 6% of the change, respectively.

Revenues from United States customers in Fiscal 2010 was $38.0 million, down 3% from Fiscal 2009.  The decrease was due to lower revenues from Medical Products and Custom and Other, offset by increased revenues of Communication Products, each contributing (3%), (2%), and 2% of the change, respectively.

Canada

Our Canadian revenues decreased by $0.5 million, or 52%, in Fiscal 2011 as compared to Fiscal 2010. The decrease was driven by lower Communication Products, Medical Products and Custom and Other revenue, with each contributing (8%), (25%) and (19%) to the change, respectively.

Our Canadian revenues decreased by $1.2 million, or 56%, in Fiscal 2010 as compared to Fiscal 2009. The decrease was due mainly to lower revenues from Medical Products and Communications Products, offset by increased revenues from Custom and Other, each contributing (44%), (14%), and 2% of the change, respectively.

Other Regions

In Fiscal 2011, revenue from customers in other regions increased by $1.0 million, or 72% compared with Fiscal 2010, mainly due to higher Communications Products revenue in Brazil and Mexico.

In Fiscal 2010, revenue from customers in other regions decreased by $1.3 million, or 48% compared with Fiscal 2009, mainly due to lower Communications Products revenue.

Revenue by Product Group
(in thousands)	2011	% of Total	2010	% of Total	2009	% of Total

Revenue:
Communication Products	$180,502	79%	$141,386	69%	$140,036	68%
Medical Products	28,600	12	29,986	15	34,683	17
Custom and Other	21,121	9	33,244	16	29,746	15
Total	230,223	100%	204,616	100%	$204,465	100%

Communication Products

Communication Products revenue in Fiscal 2011 was $180.5 million, an increase of $39.1 million or 28% from Fiscal 2010. The increase was due to higher revenues from both line circuit products and timing and synchronization products, partially offset by lower revenues from telecom networking products, each contributing 21%, 8%, and (1%) of the change, respectively. We have seen a strong ramp in customer design activity for our timing products, as carriers deploy new wireless networks or upgrade existing infrastructure to more efficiently support higher bandwidth services enabled by smartphones and mobile Internet devices. There has also been a growing demand for our line circuit products, primarily in growth economies such as China and India, where carriers are deploying new fiber networks supporting the full range of telephone, television and Internet services.

Communication Products revenue in Fiscal 2010 was $141.4 million, an increase of $1.4 million or 1% from Fiscal 2009. The increase was due to higher revenues from both line circuit products and timing and synchronization products, offset by lower revenues from telecom networking products, each contributing 5%, 4%, and (8%) of the change, respectively.

Medical Products

Medical Products revenue decreased by $1.4 million or 5% in Fiscal 2011 compared to Fiscal 2010.  The decrease was due to lower revenue in our legacy audiologic medical devices, partially offset by higher revenue from new medical telemetry products, each contributing (17%) and 12% of the change, respectively.  The decline in revenue of our legacy medical products has been more rapid than the increase resulting from our new medical telemetry products.  Although, in the first half of Fiscal 2011, our revenue from Medical Products group was negatively impacted by general market softness and medical device manufacturers’ inventory adjustments, the demand for these products returned towards the second half of Fiscal 2011.

Medical Products revenue decreased by $4.7 million or 14% in Fiscal 2010 compared to Fiscal 2009.  The decrease was due to lower revenues in our legacy audiologic medical devices and new medical telemetry products, each contributing (11%) and (3%) of the change, respectively.

Custom and Other

In Fiscal 2011, Custom and Other revenue decreased $12.1 million or 36% when compared to Fiscal 2010.  The decrease was mainly due to lower product shipments of communication application specific integrated circuits products, as customers completed last time buy orders. We expect the significant decline in Custom and Other revenue to continue in Fiscal 2012, as well as the foreseeable future given the Company’s decision not to pursue new business for these products. Accordingly, we will cease treating Custom and Other as an operating segment for financial reporting purposes starting Fiscal 2012 as it will no longer be monitored by our Chief Executive Officer who is our Chief Operating Decision Maker.

In Fiscal 2010, Custom and Other revenue was up $3.5 million or 12% when compared to Fiscal 2009.  The increase in revenue was the result of increased product shipments for communication ASIC products for two customers.

 Gross Margin

(in thousands)	2011	2010	2009

Gross margin	$118,417	$105,140	$98,541
As a percentage of revenue	51%	51%	48%

Our gross margin as a percentage of revenue was 51% for the year ended March 25, 2011, consistent with Fiscal 2010. Our margins may fluctuate slightly from period to period as a result of the changes in sales volume from our different products, which we refer to as a change in product mix. We have seen a rapid increase in customer demand for our new line circuit products, which has helped increase revenue, but has also led to some margin pressure. As part of the new product introduction process, we anticipate that programs in place with our foundry partners will increase the proportion of properly performing line circuit devices on each wafer, which we refer to as “yield”. As production yield for these new products improves, we anticipate gross margin will increase. The changes in product mix that had a slightly negative effect on gross margin percentage were partially offset by lower supply chain harmonization costs in Fiscal 2011. Supply chain harmonization costs include costs incurred in transferring production within our foundry suppliers, in order to consolidate our supply chain and achieve increased economies of scale. In Fiscal 2011, we incurred $0.3 million of supply chain harmonization costs that were included in costs of goods sold.  In comparison, in Fiscal 2010, we incurred $2.9 million of supply chain harmonization costs that were included in costs of goods sold.

In addition to the increased efficiencies due to supply chain harmonization, the impact of the outsourcing of our test and assembly functions, which began in the first quarter of Fiscal 2009, has resulted in lower costs in Fiscal 2011 and Fiscal 2010 in comparison to Fiscal 2009.  We expect gross margin to remain above 50% in the future as a result of the consolidation in our supply chain and the outsourcing of our test and assembly functions.

Our gross margin as a percentage of revenue was 51% for the year ended March 26, 2010, an increase of 3% as compared to Fiscal 2009. The improved gross margin in Fiscal 2010 is mainly a result of increased efficiencies due to supply chain harmonization, as well as a change in product mix.  Fiscal 2009 gross margin was negatively impacted by severance and integration costs of $4.1 million.

Operating Expenses

Research and Development

(in thousands)	2011	2010	2009

R&D expenses – gross	$44,964	$41,572	$45,936
Less: NRE and government assistance	(2,815)	(3,777)	(4,934)
R&D expenses	$42,149	$37,795	$41,002

As a percentage of revenue	18%	18%	20%

Net R&D expenses increased by 12%, or $4.4 million, in Fiscal 2011 when compared to Fiscal 2010.  The increase was due mainly to higher material costs and incremental employee compensation costs as well as lower non-recurring engineering (“NRE”) reimbursements.  The increase in material and employee costs in R&D relates to higher costs of completion for some of our R&D projects. For custom designs, we receive NRE reimbursements, which are recorded as recoveries of R&D expenditures. These NRE reimbursements are recognized upon achievement of milestones within development programs, thus the amounts will fluctuate from period to period.  During Fiscal 2007, the Company entered into an agreement with the Government of Canada through Technology Partnerships Canada (“TPC”), intended to provide partial funding for one of the Company’s research and development projects. This agreement has provided funding for reimbursement of up to $6.7 million (Cdn $7.2 million) of eligible expenditures.  The TPC grant is repayable in the form of royalties of 2.61% on certain of the Company’s revenues.  During Fiscal 2010, NRE reimbursements included reimbursements related to the TPC agreement of $0.7 million.  These were the final reimbursements under the TPC agreement. Also contributing to the increase in costs during Fiscal 2011 was the weaker U.S. dollar relative to other currencies. A significant portion of our R&D is performed in locations outside the U.S., primarily in Canada and Sweden, resulting in higher R&D costs on conversion to a weaker U.S. dollar.

In Fiscal 2010, R&D expenses decreased by 8%, or $3.2 million, when compared to Fiscal 2009.  The decrease was due mainly to cost reduction strategies implemented as part of the Legerity integration plan, as well as the restructuring actions announced in the fourth quarter of Fiscal 2009, which has resulted in lower headcount and material spending.  Included in R&D expenses were $1.4 million of severance and integration costs in Fiscal 2009. During Fiscal 2009, NRE reimbursements related to the TPC agreement were $1.8 million

Our R&D activities focused on the following areas:

•	Ultra low-power integrated circuits and modules supporting short-range wireless communications for implantable medical devices and associated monitoring and programming equipment;

•	Timing products that support the delivery of time-sensitive services over packet-based networks; and

•	Line circuit products for enterprise and residential equipment that enables carrier-class voice services over cable and broadband networks.

 Selling and Administrative

(in thousands)	2011	2010	2009

S&A expenses	$42,915	$40,570	$47,661
As a percentage of revenue	19%	20%	23%

S&A expenditures in Fiscal 2011 were up 6%, or $2.3 million, compared to Fiscal 2010.  The increase is attributable to incremental employee compensation as well as a net $0.4 million adjustment to a historical sales tax provision. The additional liability and expense was recorded in Fiscal 2011 due to a change in estimated outcome of the ongoing sales tax audit. This additional liability is recorded in other long-term liabilities. Additionally, many of our S&A expenses are incurred in currencies other than the U.S. dollar, particularly the Canadian dollar. Therefore the weakness of the U.S. dollar in Fiscal 2011 as compared to Fiscal 2010 has resulted in increased S&A costs.

S&A expenditures in Fiscal 2010 were down 15%, or $7.1 million, when compared to Fiscal 2009.  The decrease is attributable to cost reduction strategies implemented as part of the Legerity integration plan, as well as the restructuring actions announced in the fourth quarter of Fiscal 2009.  During Fiscal 2010 we incurred $0.5 million in severance charges related to the departure of our Senior Vice President and General Manager of Communication Products, announced in December 2009.  This was more than offset by reversals in severance accruals of $0.7 million during the year, relating to amounts recorded in Fiscal 2009.  In comparison, Fiscal 2009 S&A included severance and other costs of $3.3 million.

 Amortization of Intangible Assets

Amortization on intangible assets was $6.9 million in Fiscal 2011, in line with $6.9 million in Fiscal 2010 and $6.9 million in Fiscal 2009.

 Loss on Pension Settlement

During Fiscal 2011 we made a final settlement of our defined benefit plan in Sweden by transferring the liability effective June 1, 2010 to Alecta Pensionsförsäkring.  In accordance with guidance contained in the Retirement Benefits Topic of the FASB ASC, we recorded a $1.9 million loss on pension settlement in Fiscal 2011.  The amount payable on transfer was $14.6 million (113.4 million Swedish krona) plus applicable taxes, and was paid from restricted cash. There is no further liability under this plan.

 Contract Impairment and Other

In Fiscal 2011 we incurred $Nil in costs relating to contract impairment compared to $0.7 million in Fiscal 2010. These costs were the result of planned restructuring actions announced in the fourth quarter of Fiscal 2009 and related to idle space under lease contract, primarily due to workforce reductions at our Austin, Texas facility.

In Fiscal 2009, we recorded contract impairment and other costs of $0.3 million. These costs were the result of a change in estimated sublease payments, relating to previously recognized excess space.

 Impairment (Recovery) of Current Asset

In Fiscal 2008, we sold our Swindon, U.K. foundry to MHS Electronics U.K. Ltd. (“MHS”), a subsidiary of MHS Industries Group. At the time of sale, we agreed to prepay the purchase of certain wafers from MHS under a WSA and entered into a transition services agreement (“TSA”) under which a receivable balance was recorded. These items were recorded in current assets.  In conjunction with this sale, we obtained two legal charges against the buildings sold to MHS.   In January 2009, we were advised that MHS would be ceasing wafer supply to Zarlink from its Swindon analog foundry.  In February 2009, MHS was placed into administration.  Consequently, in Fiscal 2009, as the likelihood of recovering the amounts receivable from MHS was diminished, we recorded an impairment of $3.0 million consisting of the remaining prepaid expense of $2.2 million and the balance of the receivable of $0.8 million.  During Fiscal 2010, we received $1.1 million relating to the prepaid expense from the MHS administrator and therefore recorded a recovery.  In connection with this receipt, we no longer hold legal charges against the buildings previously sold to MHS.  During Fiscal 2011, we received an additional $0.3 million and recorded a recovery in the period. As the receipt of any further amounts from the MHS administrator remains uncertain, no additional recoveries have been recorded.  However, discussions with the administrator indicate that there is the possibility of a nominal additional disbursement which is anticipated to occur in Fiscal 2012.

 Impairment of Asset Held for Sale

In Fiscal 2007, certain of the land and buildings in our U.K. facilities met the criteria to be classified as assets held for sale pursuant to the Property, Plant, and Equipment Topic of the FASB ASC. As a result of the economic conditions and weakening real estate markets in the U.K., we determined that the fair value of the asset no longer exceeded the carrying value; therefore we recognized an impairment of $1.2 million on this asset in Fiscal 2009. Due to continued deterioration in real estate markets in the U.K., as well as weakness in the British pound, we determined a further impairment on the asset of $1.2 million in Fiscal 2010.

During Fiscal 2011, we completed the sale of the asset for $0.7 million.  The associated loss of $32,000 was included in Selling and Administrative expenses.

 Goodwill Impairment

During Fiscal 2009 we recorded a goodwill impairment charge of $43.0 million.  Goodwill  was initially recorded on our acquisition of Legerity. In accordance with our policy, the goodwill assigned to the Communication Products reporting unit was tested for impairment in the fourth quarter of Fiscal 2009.  We used a discounted cash flow model to determine the fair value of our reporting units.  Due to the economic downturn and its impact on consumer and enterprise spending, revenues declined in the Fiscal 2009 third and fourth quarters for the Communication Products unit. These declines are consistent with the dampened sales seen across the semiconductor industry during these periods.  Communication Products revenues declined by 15% in the third quarter from the second quarter of Fiscal 2009, and by a further 18% in the fourth quarter.  Based on these trends, forecasted cash flows were reduced for the Communication Products reporting unit.

Also, as a result of the economic downturn and market conditions, our share price and market capitalization dropped during Fiscal 2009.  The decrease in share price was consistent with share price decreases of our competitors.  The decrease in share price and market capitalization implied an increased cost of equity, which contributed to the use of a higher discount rate to present value forecasted cash flows for the Communication Products reporting unit.

As a result of the declines in forecasted cash flows, as well as the higher discount rate used in the discounted cash flow model, reflecting a higher cost of equity due to the decrease in share price and market capitalization, a goodwill impairment charge of $43.0 million was recorded in Fiscal 2009.  This reduced the carrying amount of goodwill related to the Communication Products reporting unit to $Nil at Fiscal 2009 year-end.  There is no goodwill recorded at Fiscal 2011 year-end.

 Gain on Sale of Business

On October 25, 2006, we sold the assets of our packet switching product line to Conexant Systems Inc. (“Conexant”), for cash and other consideration, including a cash payment at closing of $5.0 million, and $1.7 milllion based on revenue performance of the product line paid during the two years following the sale.

On the date of the sale, we determined that there was uncertainty surrounding whether the revenue targets would be met. As such, we did not include the contingent consideration as part of the sale proceeds. In Fiscal 2008 and Fiscal 2009 we recorded gains of $0.7 million and $1.0 million, respectively, as revenue targets were met. As at March 25, 2011, the Company is no longer entitled to receive consideration in relation to this sale.

 Gain on Sale of Assets

On September 29, 2010, we completed the sale of our Järfälla, Sweden campus to a company affiliated with the Stendörren group. This sale is in line with our strategy to focus on key business related initiatives. As a result of the disposal of the Optical Product group, our activities in Sweden were reduced, and we occupied only 10% of the available space in this property. We disposed of the facilities since tenant management is not part of our core business. The purchase price for the Järfälla campus was $16.1 million (110.0 million Swedish krona). Under the terms of the purchase agreement, Zarlink received $13.9 million (95.0 million Swedish krona) in cash on closing, and a term note for $2.2 million (15.0 million Swedish krona). The note is denominated in Swedish krona and is revalued into U.S. dollars at the period end exchange rate. The term note is payable to the Company over 5 years in annual principal payments of $0.5 million (3.0 million Swedish krona) plus applicable interest. We recorded a gain on sale of $14.1 million net of transaction costs in Fiscal 2011. Zarlink’s Medical Products Group research and development team will remain as one of the tenants at the Järfälla campus under a market rate lease for 10 years. Additionally, our obligations with respect to the Järfälla, Sweden campus are limited to certain management services, in accordance with a Transition Services Agreement for a period of up to 24 months. All services are being provided at normal commercial terms. See also Note 19 for additional disclosure on this agreement.

The original purchase agreement provided that we could receive an additional cash payment of up to $1.6 million (10.0 million Swedish krona) five years after the closing date dependent on the revenues earned by the buyer under the tenant leases. On December 15, 2010, Zarlink and the Stendörren group negotiated changes to the agreement. As a result of these changes, we have waived our right to receive this additional cash payment.

There were no gains on sale of assets recorded during Fiscal 2010.

During Fiscal 2009, we sold excess land in Swindon, U.K. The proceeds from the sale of land were $1.0 million (0.5 million British pounds), resulting in a gain of $0.9 million, net of transaction costs.

 Stock Compensation Expense

Stock compensation expense in Fiscal 2011, 2010, and 2009 was recorded as follows (in thousands):

	2011	2010	2009
Selling and administrative	$1,600	$1,313	$1,734
Research and development	335	200	275
Cost of revenue	86	73	106
	$2,021	$1,586	$2,115

As at March 25, 2011, total unrecognized compensation cost related to non-vested awards was $3.4 million (2010 – $2.7 million; 2009 – $2.4 million), and the weighted-average period over which this expense is expected to be recognized is approximately three years. Our stock compensation expense in future periods will be impacted by many variables and thus is expected to fluctuate based on factors including number of options granted, number of MTCI Plan units and DSU Plan units granted, options forfeited, share prices, option prices, share price volatility, the risk free interest rate, and expected option lives.  See Note 17(D) for discussion of stock-based compensation plans.

 Non-Operating Income and Expense

Gain (Loss) on Repurchase of Convertible Debentures

We did not repurchase convertible debentures in Fiscal 2011.

In Fiscal 2010, we completed a formal issuer bid, resulting in the repurchase of $18,000 (Cdn $21,000) principal amount of the convertible debentures for a total of $13,000 (Cdn $15,000).  We expensed $0.3 million of costs related to the formal issuer bid, resulting in a loss on repurchase of $0.3 million.

In Fiscal 2009, we repurchased and cancelled $6.5 million (Cdn $7.9 million) principal amount of the convertible debentures for a total of $2.6 million (Cdn $3.2 million) and expensed $0.3 million of related unamortized debt issue and transaction costs, resulting in a net gain of $3.6 million.

Amortization of Debt Issue Costs

We incurred approximately $3.7 million in transaction costs relating to the issuance of our convertible debentures in Fiscal 2008.  These costs have been capitalized, are included in other assets and are being amortized over five years, which is the term of the convertible debentures.  Amortization costs for Fiscal 2011 were $0.6 million, as compared to $0.6 million in Fiscal 2010, and $0.7 million in Fiscal 2009.

Interest Income

Interest income was $0.4 million for the year ended March 25, 2011, as compared to $0.2 million in Fiscal 2010 and $1.2 million in Fiscal 2009.  The increase in Fiscal 2011 as compared to Fiscal 2010 was primarily due to larger cash balances and marginally higher interest rates.

The decrease in Fiscal 2010 as compared to Fiscal 2009 was primarily due to the lower interest rate environment in Fiscal 2010 as compared to in Fiscal 2009.

Interest Expense

Our interest expense was $4.1 million for the year ended March 25, 2011, as compared to $3.9 million in Fiscal 2010 and $4.1 million in Fiscal 2009. The convertible debentures pay interest in Canadian dollars. The weaker U.S. dollar in Fiscal 2011, relative to Fiscal 2010, resulted in higher interest expense when converted to U.S. dollars.

The decrease in interest expense during Fiscal 2010 when compared to Fiscal 2009 was due to the repurchase and cancellation of $6.5 million (Cdn $7.9 million) principal amount of our convertible debentures during Fiscal 2009.

Foreign Exchange Gain (Loss)

Our foreign exchange loss in Fiscal 2011 was $1.5 million, as compared to a loss of $10.8 million in Fiscal 2010 and a gain of $14.0 million in Fiscal 2009.  We record net gains and losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, according to period-end market rates. As a result of our convertible debentures being denominated in Canadian dollars, while our functional currency is the U.S. dollar, we are required to revalue these debentures to U.S. dollars at the period-end exchange rates.  This revaluation will result in non-cash foreign currency gains or losses.  In Fiscal 2011, we increased our Canadian dollar cash balance in order to partially mitigate this foreign currency exposure. At the end of Fiscal 2011, we held Cdn $38.5 million cash (March 26, 2010 - Cdn $7.4 million). The foreign exchange loss during each of Fiscal 2011 and Fiscal 2010 was primarily the result of the weakening U.S. dollar. In Fiscal 2009, the opposite was true as the U.S. dollar strengthened against the Canadian dollar and resulted in a gain for the period.

At March 25, 2011, taking into account only our convertible debentures, a five percentage point change in the Cdn/U.S. exchange rate will have a non-cash foreign exchange impact of approximately $3.6 million to our earnings in a given Fiscal period.

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

Our income tax recovery in Fiscal 2011 was $30.2 million, compared to a recovery of $4.1 million in Fiscal 2010, and income tax recovery of $0.9 million in 2009.

Our $30.2 million recovery in Fiscal 2011 includes a $31.5 million deferred tax asset relating to a reassessment of our likelihood to utilize losses in both Canada and the U.K. The recovery was partially offset by a $0.4 million current tax expense in our foreign tax jurisdiction. In Fiscal 2011, we recorded a $1.5 million tax expense relating to the gain on sale of our Optical Assets included in discontinued operations. Offsetting this tax expense recorded in discontinued operations, we recorded a $1.5 million current tax benefit in continuing operations relating to operating losses in Sweden.  This benefit had been recorded as a deferred tax liability and was recognized in full in Fiscal 2011.

Our $4.1 million recovery in Fiscal 2010 includes a $4.0 million deferred tax asset relating to a reassessment of our likelihood to utilize losses in foreign tax jurisdictions. The remaining change relates primarily to tax recoveries received in foreign operations, net of the current year’s foreign taxes payable.

Our $0.9 million Fiscal 2009 recovery includes net current tax recoveries of $0.4 million, a $3.5 million recovery for tax settlements offset by $3.0 million of deferred tax expense.  The current tax recovery and net deferred tax expense were both related to our domestic and foreign operations.  The $3.0 million deferred tax expense includes $1.5 million of expense that offsets the $3.5 million tax settlements.  Consequently, the net tax settlements were $2.0 million.

In Fiscal 2011 and Fiscal 2010, our effective tax rate was lower than the 31.7% domestic tax rate as a result of utilization of deferred tax assets in certain of our foreign jurisdictions, offset by the addition of deferred tax assets in certain of our other foreign jurisdictions. In Fiscal 2011, based on a review of our Canadian and U.K. operations, it was determined that a reduction in our valuation allowance was appropriate in these regions. Consequently, we reduced our valuation allowance during the year to recognize an additional $31.5 million of deferred tax asset which also reduced our effective tax rate below our domestic rate.  In Fiscal 2010, we recognized a $4.0 million deferred tax asset related to our U.K. operations.  In Fiscal 2009, our effective tax rate was lower than the 32.4% domestic tax rate due to the utilization of deferred tax assets in both our domestic and foreign operations, and net tax recoveries in both our domestic and our foreign jurisdictions.

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some, or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable losses and uncertainties relating to future taxable income in the periods in which the deferred tax assets may be utilized, we have established a valuation allowance at the end of Fiscal 2011 of $204.1 million (2010 - $238.8 million; 2009 - $247.9 million). The change relates to movements in temporary timing differences, the utilization of losses in Canada and certain foreign jurisdictions and differences relating to changes in the foreign exchange rates between our local tax reporting currencies and our functional currency. Furthermore, upon the assessment of our valuation allowance, it was determined that a reduced valuation allowance was appropriate for our Canadian and U.K. operating companies. Consequently, we reduced our valuation allowance by $31.5 million relating to these jurisdictions.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable.  When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

In Fiscal 2011, we updated our assessment of the ability to realize our deferred tax assets. We reviewed both positive and negative evidence to support the need for a valuation allowance. This included a review of our historical and future expectations of profitability in each of the jurisdictions in which we operate. During Fiscal 2011, our evaluation of the domestic operations (Canada) determined that these operations have moved from an historical position of cumulative losses into a cumulative profit position, evaluated over a rolling 36 month operating cycle. As a result of this, we evaluated our expectations of future profits, the type of deferred assets available and the expiry dates for our R&D expenditure pool, Net Operating Loss (“NOLs”) and Investment Tax Credits ("ITCs”). We have certain R&D assets which do not have an expiry date.  We also have NOLs which begin to expire in 2014. We have evaluated our projected income and our tax planning strategies and determined that it is more likely than not that we will be able to realize sufficient income or implement strategies which would allow us to use our NOLs before the expiry date. To utilize our R&D and NOLs we will be required to realize approximately $74 million of taxable income. Based on our recent historical profits and expected future projected taxable income, we expect to be able to realize these assets during their carryforward periods. Consequently, we have reduced the valuation allowance which was previously set up against these assets. Finally, we have ITCs which begin to expire in 2018. To realize the majority of these assets, we would be required to generate an additional $500 million of taxable income in our domestic operations prior to their expiry. Given that our historical results and future projections do not support an additional $500 million in taxable income, we believe it is more likely than not that the majority of these assets will not be realized. Consequently, we continue to maintain a substantial valuation allowance against these assets. As a result of the analysis we recorded a net income tax recovery, relating to the reversal of the valuation allowance on deferred tax assets, of $17.5 million, of which $0.9 million was recorded as a current asset and $16.6 million was recorded as a long-term portion.

We also performed a similar analysis for our U.K. operations. Based on a review of historical profits and a change in the level of expected income in future periods, we now expect to be able to realize an additional portion of our tax assets in the U.K.   The change in the level of expected income relates primarily to the increasing profitability of our advanced packaging group in Caldicot, Wales after it secured new business to provide micropackaging services for an existing medical customer. As a result of this analysis, we recorded an additional $14.0 million in deferred tax assets during the year, of which $1.1 million was recorded as a current asset and $12.9 million was recorded as a long-term portion.

Historically our corporate effective tax rate on consolidated net income has been low due to the significant unrecognized tax losses which were used to offset taxable income. As a result of the recognition of significant deferred tax assets, we anticipate we will begin booking increased tax expense in the future.  The majority of the tax expense we expect to record in the future will be in relation to our deferred tax assets. Consequently, we do not expect to pay any significant cash taxes in the near to mid-term outlook. Our effective tax rate is subject to significant uncertainty based on our assumptions which include forecasted income by legal jurisdiction, historic and future profitability, as well as tax planning strategies.  Excluding any discrete items recognized during a period, we expect our future effective tax rate to be between 10%-20%.

We continue to pursue the closure of outstanding audit issues with various governments. The settlement of any uncertain tax positions (“UTPs”) during a fiscal year will result in either a tax payment or derecognition of the UTPs. During Fiscal 2011, we set up reserves in relation to UTPs of $0.5 million. This was offset by $0.7 million in amounts settled or becoming statute barred during the year. Based on the information currently available, we expect that the unrecognized tax benefits will decrease by approximately $0.4 million in the next twelve months due to the closing of audits for open tax years.

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

 Discontinued Operations

On May 14, 2010, we completed the sale of the business, and substantially all of the assets comprising the Optical Products group (“Optical Assets”) to Tyco Electronics Corporation, for $15.0 million.  The sale resulted in a gain of $6.5 million, net of tax, in Fiscal 2011.

The carrying amounts at closing of the Optical Assets included in the sale were (in thousands):

May 14, 2010

Inventory	$2,975
Fixed assets	2,102
Intangible assets	345
Other	94
$5,516

The following table shows the results of the Optical Assets which are included in discontinued operations (in thousands):
	2011	2010	2009

Revenue	$726	$15,525	$22,700

Operating income (loss) from discontinued operations	(650)	90	(1,779)
Gain on disposal, net of tax of $1,463	6,518	-	-
Income (loss) from discontinued operations	$5,868	$90	$(1,779)

 Long-Term Investment

In Fiscal 2011, we made a strategic equity investment of $5.0 million in voting and non-voting preferred shares as well as warrants of Multigig, Inc (“Multigig”). Multigig is a U.S. private fabless semiconductor company that provides advanced clock generation and timing products for the wired and wireless communications markets. As the result of the investment the Company controls approximately 17% of Multigig’s voting shares on a diluted basis. We view this investment as part of our strategy to focus on key growth initiatives in the communications markets.

Multigig's RotaryWave technology enables extremely low-jitter clocks for high-speed communication applications now being delivered over higher bandwidth packet networks. In communication systems, jitter is a variation in the time between data packets arriving at a destination, and can be caused by network congestion, timing signal drift or route changes. Jitter degrades the quality of communication services for end-users. Multigig's technology reduces phase jitter in high-speed communication systems and provides customers with performance, cost and power advantages. As an investor in Multigig, Zarlink believes there is an opportunity for this technology across a wide range of telecom, communications, networking, server and storage applications.

In addition to the investment, we also entered into agreements with Multigig which provide us with rights to sell certain technology developed by Multigig, and require us to invest in certain of its R&D initiatives.  We will continue to consider similar strategic investments in order to enhance our products and offerings.

 Common Shares Outstanding

As at June 3, 2011, there were 121,660,551 Common Shares of Zarlink Semiconductor Inc., no par value, issued, and 120,285,551 outstanding.

B.	Liquidity and Capital Resources

Our principal source of liquidity as at March 25, 2011 was cash and cash equivalents, totaling $128.2 million (2010 - $74.4 million). We believe that our existing cash and cash equivalents, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, preferred share dividend payments and redemptions, convertible debentures repayment, and other cash outflows for the foreseeable future. On May 25, 2011, we announced that we will redeem all of the outstanding preferred shares for an aggregate redemption price of Cdn $24,632,544 on June 27, 2011. See Note 28 to the Consolidated Financial Statements in Item 18.

Operating Activities

Cash provided by operating activities during Fiscal 2011 was $23.9 million as compared to cash provided of $35.9 million during Fiscal 2010.

Cash generated by operations before changes in working capital was $20.8 million during Fiscal 2011 compared to cash generated of $29.6 million during Fiscal 2010. Our cash flows from operations decreased during Fiscal 2011 mainly due  to the payment on settlement of the Swedish pension plan of $14.6 million, partially offset by increased gross margin. Included in the Fiscal 2011 net income were a number of non-cash charges which are adjusted to arrive at operating cash flows and included the deferred tax adjustment of $29.2 million, a gain on sale of fixed asset of $14.1 million, a gain on sale of business of $6.5 million, a loss on pension settlement of $1.9 million, amortization of $7.6 million, and depreciation of $3.0 million.

During Fiscal 2011, our non-cash working capital decreased by $3.1 million, thereby providing cash. Our non-cash working capital changed mainly due to the following:

•	A decrease in trade accounts and other receivables of $7.3 million, related mainly to timing of shipments and receipts during the year.

Partially offset by:

•	A decrease in accounts payable and accrued liabilities of $3.2 million, as a result of the payment of liabilities;

•	A decrease in deferred revenue of $0.8 million.

In comparison, in Fiscal 2010, our non-cash working capital decreased by $6.3 million, thereby providing cash. Our non-cash working capital changed mainly due to the following:

•	An increase in deferred revenue of $3.6 million, driven by prepayments made by one customer for last time buy orders;

•	An increase in accounts payable and accrued liabilities of $3.2 million, driven by higher employee-related payables and increased trade accounts payables due to timing of payments during the year; and

•	A decrease in inventories of $1.6 million, driven mainly by higher shipments at year-end.

Partially offset by:

•	An increase in accounts and other receivables of $2.5 million, related mainly to timing of shipments and receipts during the year.

Investing Activities

Cash provided by investing activities was $33.4 million for the year ended March 25, 2011, compared to cash used in investing activities of $3.2 million during Fiscal 2010.  The net cash inflow from investing activities during Fiscal 2011 was mainly due to the following:

•	The receipt of $14.7 million from restricted cash, used to settle and pay our Swedish defined benefit pension plan obligation;

•	Proceeds from the sale of the Optical Products business, net of transaction and other costs, of $13.5 million; and

•	Proceeds from disposal of fixed assets of $14.2 million, relating primarily to the sale of Järfälla, Sweden campus and the sale of certain land and buildings in the U.K.

Partially offset by:

•	Purchase of long-term investment of $5.0 million; and

•	Expenditures for fixed assets of $4.0 million.

The net cash outflow from investing activities during Fiscal 2010 was mainly due to the following:

•	Expenditures for fixed assets of $2.3 million; and

•	Increase in restricted cash and cash equivalents of $0.9 million, due to deposit into restricted cash against the Swedish pension liability.

Financing Activities

Cash used in financing activities was $5.5 million during Fiscal 2011.  The cash outflow was primarily due to the following:

•	The repurchase of $3.9 million of common shares;

•	The payment of $1.9 million dividends on preferred shares; and

•	The repurchase of $0.8 million of preferred shares.

Partially offset by:

•	Cash received on employee exercise of stock options of $1.1 million.

Cash used in financing activities was $4.5 million during Fiscal 2010.  The cash outflow was primarily due to the following:

•	The repurchase of $2.1 million of common shares;

•	The payment of $1.4 million dividends on preferred shares; and

•	The repurchase of $1.0 million of preferred shares.

During Fiscal 2011, 1,241,300 common shares, with an aggregate purchase price of $2.4 million, were repurchased and cancelled as part of the normal course issuer bid (“NCIB”) program.  In addition to repurchases made under the NCIB, a trust of which we are the beneficiary purchased common shares to be held for accounting purposes as treasury shares.  These shares will be held by the trust until settlement of MTCI Plan liabilities and will be sold to fund cash payments by us under the MTCI Plan.  For these purposes in Fiscal 2011, the trust of which we are the beneficiary purchased 675,000 shares, with an aggregate purchase price of $1.5 million.  During Fiscal 2010, we repurchased and cancelled 921,900 shares for total consideration of $0.8 million under a prior NCIB. Also during Fiscal 2010, the trust of which we are the beneficiary purchased 700,000 shares, with an aggregate purchase price of $1.3 million, to be held, for accounting purposes, as treasury shares.

On June 3, 2010, the TSX approved the recommencement of our NCIB common share buy-back program authorizing us to repurchase up to 11,874,330 common shares, or about 10% of the public float as of May 31, 2010, during a twelve month period starting on June 7, 2010.  The bid does not commit us to make any share repurchases.  Purchases are made on the TSX at prevailing open market prices and paid out of general corporate funds.  We cancel all shares repurchased under the NCIB common share repurchase program.

The conditions attaching to our preferred shares entitle their holders to receive a quarterly dividend of $0.51 (Cdn $0.50) per share. During Fiscal 2011 we repurchased 32,400 preferred shares for cash consideration of $0.8 million. We will redeem all of our outstanding preferred shares in Fiscal 2012. See also Note 28 to the Consolidated Financial Statements in Item 18.

In Fiscal 2010, we completed a formal issuer bid, resulting in the repurchase of $18,000 (Cdn $21,000) principal amount of the convertible debentures for a total of $13,000 (Cdn $15,000).  In October 2009, the TSX approved a notice of intention to make a NCIB permitting the Company to repurchase for cancellation up to Cdn $7.1 million in aggregate principal amount of its convertible debentures, during a twelve-month period from November 3, 2009 to November 2, 2010.  During Fiscal 2009, under the previous NCIB, we repurchased and cancelled $6.5 million (Cdn $7.9 million) principal amount of the convertible debentures for a total of $2.6 million (Cdn $3.2 million).

In addition to our cash, cash equivalents and short-term investment balances, we have credit facilities of $1.7 million (Cdn $1.7 million) available for letters of credit. As at March 25, 2011, we had used $0.7 million of our credit facilities, accordingly, we had $1.0 million (2010 – $1.0 million) unused facilities.  The outstanding letters of credit relate to our Supplementary Executive Retirement Plan (“SERP”). These letters of credit have a term of one year, ending in December 2011.

C.	Research and Development, Patents, and Licenses, etc.

Our R&D programs are primarily directed at developing intellectual property in the areas of IC development, communications ICs, and ultra low-power semiconductors.  Our R&D expense amounted to $42.1 million in Fiscal 2011, as compared to $37.8 million and $41.0 million in Fiscal 2010 and Fiscal 2009, respectively.

R&D programs include development of intellectual property in the areas of network timing and synchronization, line circuit applications, and voice processing functions.

In addition, research and development efforts are focused on developing ultra low-power integrated circuits supporting short-range communications for wireless telemetry applications.

We maintain product design centers in Ottawa, Canada; Järfälla, Sweden; San Diego, Austin, and Reading in the United States; Caldicot, and Plymouth in the United Kingdom; Rotterdam in the Netherlands; and Singapore in Asia.

Refer also to Item 5A - Operating Results.

D.	Trend Information

Refer to Item 5A - Operating Results, for a discussion of our most significant recent trends in production, sales and inventory.

E.	Off-balance Sheet Arrangements

Performance Guarantees

Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity’s failure to perform under an obligating agreement.  We have an outstanding performance guarantee related to a managed services agreement (“project agreement”) undertaken by the Communications Systems business (“Systems”), which is now operated by Mitel.  Mitel’s common shares are listed under the symbol “MITL” on the NASDAQ stock market.  We continue to guarantee performance under the project agreement following the sale of the Systems business.  The project agreement and performance guarantee extend until July 28, 2011.  The terms of the project agreement continue to be fulfilled by Mitel.  The maximum potential amount of future undiscounted payments we could be required to make under the guarantee as at March 25, 2011, was $32.2 million (20.0 million British pounds), assuming we are unable to secure the completion of the project.  We are not aware of any factors that would prevent the project’s completion under the terms of the agreement.  In the event that Mitel is unable to fulfill the commitments of the project agreement, we believe that an alternate third-party contractor could be secured to complete the agreement requirements.  We have not recorded a liability in our consolidated financial statements associated with this guarantee.

In connection with the sale of the Systems business, we provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale.  As at March 25, 2011, we do not expect these tax indemnities to have a material impact on our financial statements.

On September 29, 2010, we sold our campus in Järfälla, Sweden and entered into a Transition Services Agreement to perform prescribed services relating to the “clean rooms” at the facility and other management services. This agreement is in effect for a period of 24 months from the closing date. Under the terms of the Transition Services Agreement, we have agreed to indemnify the buyer for damages, including lost profits or diminished production, incurred by third parties in the event that we breach our obligations, in accordance with customary commercial terms.

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

Supply Agreements

We have WSAs with two independent foundries, which expire from Fiscal 2012 to 2013.  Under these agreements, the suppliers are obligated to provide certain quantities of wafers per year.  These agreements are typically renewed prior to their expiry dates, or automatically renew for a specified period under the existing terms and conditions unless either party provides notification of these changes to the other party.  We also have agreements with third parties to test and assemble products.  All such agreements are short-term in nature.

F.	Tabular Disclosure of Contractual Obligations

The following tables provide a summary of the effect on liquidity of our contractual obligations as of March 25, 2011 (in thousands):

	Payments Due by Period
Contractual Commitments	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years

Long-term debt (1)	$72,473	$-	$72,473	$-	$-
Interest expense on long-term debt (1)	6,600	4,432	2,168	-	-
Operating leases (2)	22,510	6,034	8,279	4,682	3,515
Purchase commitments (3)	3,606	2,427	1,179	-	-
Income tax contingency payments	891	362	-	-	529
Total Contractual Commitments	$106,080	$13,255	$84,099	$4,682	$4,044

(1)
The principal amount of the convertible debentures of which $72.5 million was outstanding on March 25, 2011 is repayable on September 30, 2012, in lawful money of Canada, or at the option of Zarlink, by issuance of common shares. In addition, subject to the terms of the trust indenture and regulatory approval, the interest payable on the convertible debentures may also be settled in common shares.

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

As at March 25, 2011, we had commitments that expire as follows (in thousands):

	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years

Letters of Credit (4)	$738	$720	-	$18	-
Total Commercial Commitments	$738	$720	-	$18	-

(4)	Cash and cash equivalents of $0.7 million have been hypothecated under our credit facility to cover these letters of credit, as discussed elsewhere in this Item 5.

G.	Safe Harbor

Forward-Looking Statements

Certain statements in this Annual Report on Form 20-F constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and of applicable regulations of the Canadian Securities Administrators, that are based on current expectations, estimates and projections about the industries in which we operate, our beliefs, and assumptions.  Words such as "expect", "anticipate", "intend", "plan", "believe", "seek", "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict.  Therefore, actual outcomes and results may differ materially from results forecast or suggested in such forward-looking statements. Unless required to do so under applicable securities legislation, Zarlink undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

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

Item 6 Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the name, age and position of each director and executive officer of our company as of June 3, 2011.

Name	Age	Position held since	Positions

Dr. Adam Chowaniec(3,5)	61	February 19, 2007	Director and Chairman
Oleg Khaykin(2)	46	November 12, 2007	Director
Hubert T. Lacroix(2,3)	55	July 21, 1992	Director
J. Spencer Lanthier(1,2,3)	70	May 14, 2003	Director
Gary Tanner(4)	58	May 24, 2011	Director, President and Chief Executive Officer
Jules Meunier (1)	55	July 31, 2002	Director
Dennis Roberson (1)	62	November 11, 2004	Director
Andre Levasseur	48	June 15, 2009	Senior Vice President Finance and Chief Financial Officer
Stephen J. Swift	58	April, 2001	Senior Vice President and General Manager, Medical Products
Dr. Stan Swirhun	56	December 4, 2009	Chief Technology and Marketing Officer
Renato Pontello	48	December 3, 2009	Vice President Legal, General Counsel and Chief Ethics Compliance Officer
Eileen Speirs	54	December 3, 2009	Vice President Human Resources

(1)	Member of the Compensation and Human Resources Development Committee.
(2)	Member of the Audit Committee (established in accordance with the Canada Business Corporations Act).
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	President and Chief Executive Officer since May 24, 2011.
(5)	Director since February 19, 2007, Chairman since May 27, 2009.

Dr. Adam Chowaniec has been Chairperson of the Company’s Board of Directors since May 27, 2009. He has served as the Chairman and Chief Executive Officer of Amiga2 Corporation, a consulting and investment company, since 2002. Dr. Chowaniec was the founding Chief Executive Officer of Tundra Semiconductor Corporation on December 15, 1995 and served in that position until February 2002. Dr. Chowaniec was also Chairman of the Board of Directors of Tundra Semiconductor Corporation until June 2009, former Chair of the Ontario Research and Innovation Council, and serves on numerous other boards of directors in Canada and the United States, including OSI Geospatial Inc., a reporting issuer, BelAir Networks, and Microbridge Corporations. Dr. Chowaniec is a member of the board of the Export Development Corporation of Canada and has held advisory positions with the Ottawa Economic Development Corporation, the National Research Council’s Industrial Research Assistance Program, the Ottawa Health Research Institute and the Natural Science and Engineering Council of Canada. He is also the vice-chair of the Museum of Nature’s national fundraising campaign. He holds a Master's degree in Electrical Engineering from Queen's University (Canada), as well as both a Bachelor of Engineering and a Ph.D. from the University of Sheffield (England).

Mr. Oleg Khaykin has been President and Chief Executive Officer and a member of the Board of Directors of International Rectifier Corporation, a manufacturer of power semiconductors and a public reporting company in the United States, since March 2008 and a member of the Board of Directors of Newport Corporation, a global supplier of advanced technology and products for lasers and optics, since September 2010. Mr. Khaykin acted as Executive Vice President and Chief Operating Officer of Amkor Technology, a leading provider of advanced semiconductor assembling and test services, from May 2003 to March 2008. From May 1999 to May 2003, Mr. Khaykin was the Vice President of Strategy and Business Development for Conexant Systems Inc./Mindspeed, a company that designs, develops and sells semiconductors for networking applications. Mr. Khaykin was also with the Boston Consulting Group, a strategic consulting firm, from July 1991 to June 1999. Mr. Khaykin began his career as a senior development engineer and product manager with Motorola.

Mr. Hubert T. Lacroix has been President and Chief Executive Officer of the Canadian Broadcasting Corporation / Radio-Canada since January 1, 2008. Mr. Lacroix acted as Senior Advisor to Stikeman Elliott LLP (law firm) and as an adjunct professor at the Faculty of Law of Université de Montréal from May 5, 2003 until December 31, 2007 and as a consultant to Telemedia Ventures Inc., a private investment company from May 5, 2003 until December 31, 2005. Mr. Lacroix was Executive Chairman of Telemedia Corporation from February 2000 to May 2003. From 1984 until his appointment as Executive Chairman of Telemedia Corporation, Mr. Lacroix was a partner with McCarthy Tétrault LLP (law firm). He is Chairman of the Board and a member of the Audit Committee of Fibrek Inc. In addition, he is a trustee of the Lucie and André Chagnon Foundation and a director of their private holding company. Mr. Lacroix is also a Director of the Montreal General Hospital Foundation. Mr. Lacroix received his Bachelor of Law degree from McGill University, was admitted to the Quebec Bar in 1977 and holds a Master of Business Administration degree from McGill University.

Mr. J. Spencer Lanthier has been a Corporate Director since his retirement in 1999 from KPMG Canada, where he had a long and distinguished career culminating in the position of Chairman and Chief Executive from 1993 until his retirement. A recipient of the Order of Canada, Mr. Lanthier is currently a member of the Board and Chair of the Audit Committee of the TMX Group, Inc. which is a reporting issuer. Mr. Lanthier received an honorary Doctor of Laws degree from the University of Toronto in 2002.

Mr. Gary Tanner has been President and Chief Executive Officer of the Company since May 24, 2011. He brings over 34 years of experience to the Company. He joined the Company when it acquired Legerity, Inc. in August 2007. Mr. Tanner was appointed the Company’s Chief Operating Officer in November, 2009 with responsibility for the Communication Products Group, which achieved very strong year-on-year revenue growth and Zarlink’s Senior Vice President, Worldwide Operations where he was instrumental in harmonizing the supply chain and offshoring Zarlink’s manufacturing, as well as managing the Custom/ASIC legacy business.

Prior to Zarlink’s acquisition of Legerity in 2007, Mr. Tanner had served as Vice President of Operations at Legerity since November 2002, which is the date he joined Legerity. Prior to joining Legerity, he was plant manager of Intel Corporation’s Fab 23. During his tenure with Intel Corporation, Mr. Tanner held various management positions, managing multiple domestic and international locations. Prior to Intel Corporation, Mr. Tanner held various management roles in fab operations at National Semiconductor, Texas Instruments and NCR Corporation.

Mr. Tanner holds a Bachelor of Science degree in Technical Management from Regis College.

Mr. Jules M. Meunier has been General Manager, Alcatel-Lucent – 3G (3rd Generation) Wireless Division since February 2010. From November 2002 to February 2010, he was a management consultant. He was President and Chief Executive Officer of Proquent Systems Inc. from January to November 2002. Prior to January 2002, over a 20-year career with Nortel Networks Corporation, he helped shape the company’s direction as Chief Technical Officer, and held senior positions in its wired, wireless, and optical communications divisions, including serving as President of its Wireless Networks division.

Mr. Meunier holds a Bachelor of Science degree in Mathematics and Computer Science from the University of Ottawa.

Professor Dennis Roberson has been Vice Provost and Research Professor with the Illinois Institute of Technology (“IIT”) since June 2003, where he established a new undergraduate business school, a wireless research center (WiNCom), IIT’s corporate relations initiative, and is responsible for IIT’s strategic plan and associated initiatives. Professor Roberson is also President, CEO and Member of Roberson and Associates, LLC, technology and consulting firm serving a variety of government and commercial customers since 2008. From April 1998 to April 2004, Professor Roberson was Executive Vice President and Chief Technical Officer of Motorola, Inc. From 1971 to 1998, he held senior executive positions with NCR Corporation, AT&T, Digital Equipment Corp. (now part of Hewlett Packard) and IBM.

Professor Roberson is a Director of Advanced Diamond Technologies, Cleversafe, Caerus Institute and Sun Phocus Technologies, LLC. He also serves on the U.S. Federal Communication Commission’s Technology Advisory Council and the U.S. Commerce Department’s Commerce Spectrum Management Advisory Committee (CSMAC), the Board of Directors of FIRST Robotics, the National Advisory Council for the Boy Scouts of America and as an International Advisory Panel member for the Prime Minister of Malaysia. He holds Bachelor of Science Degrees in Physics and Electrical Engineering from Washington State University and a Master of Science in Electrical Engineering from Stanford University.

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

Mr. Renato Pontello was appointed Vice President Legal, General Counsel and Chief Ethics Compliance Officer in 2009 and Corporate Secretary in 2010, and is responsible for the overall legal strategy of the company. Mr. Pontello  joined Zarlink in August 1999, and served as Assistant General Counsel from January 2008 to March 2009. Previously, he practiced corporate law, commercial law, intellectual property law, and mergers & acquisitions primarily in the financing and technology areas with the law firm of Ogilvy Renault.  He was also IP Counsel to Nortel Networks.

Ms. Eileen Speirs was appointed Vice President of Human Resources on December 3, 2009.  Ms. Speirs served as Director, Global Human Resources from January 2007 to December 2009.

There are no family relationships among directors or executive officers of our company.

B.	Compensation

The aggregate compensation paid by us to our directors and executive officers for services rendered during Fiscal 2011 was $3.8 million.  This amount includes salary, bonuses, severance payments, car allowances and other perquisites and excludes the amount set out below for pension, retirement and similar benefits paid to executive officers.

The aggregate amount set aside or accrued by our company and our subsidiaries during Fiscal 2011 for the provision of pension, retirement and similar benefits to the directors and executive officers our company as a group was $0.5 million, excluding adjustments for market value fluctuations related to the current year.

Information concerning compensation is incorporated by reference from the information set forth in the sections entitled “Executive Compensation” and “Compensation of Directors” in our Management Proxy Circular for the Fiscal 2011 Annual Shareholders Meeting, which is Exhibit 15(b) to this Form 20-F.

C.	Board Practices

Zarlink Semiconductor Inc. fully complies with National Policy 58-201 Corporate Governance Guidelines of the Canadian Securities Administrators and other applicable stock exchange and regulatory requirements. Further information on our corporate governance practices can be obtained on our website at http://www.zarlink.com/zarlink/hs/investors_codeofconduct.htm, and in “Schedule A - Statement of Corporate Governance Practices” in our Management Proxy Circular for the 2011 Annual Shareholders Meeting, which is Exhibit 15(b) to this Form 20-F.

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

The information concerning board practices and the audit committee is incorporated by reference from the information set forth in the sections entitled “Election of Directors – Independence and Board Committees”, “Statement of Corporate Governance Practices”, “Audit Committee Disclosure”, and “Schedule A – Statement of Corporate Governance Practices” in our Management Proxy Circular for the Fiscal 2011 Annual Shareholders Meeting, which is Exhibit 15(b) to this Form 20-F.

See Item 6A for additional information regarding our directors.

D.	Employees

The following table shows Zarlink’s total number of employees as at the end of each Fiscal Year:

	2011	2010	2009

United States	171	182	184
Canada	146	142	144
United Kingdom	108	108	127
Sweden	40	96	96
Other	54	56	55
Total	519	584	606

In Fiscal 2011, our total headcount decreased by 65 employees. Of this decrease, 64 employees related to the sale of all of the assets and business of our Optical Products group on May 14, 2010.

Zarlink considers the relationship with its employees to be good.

Certain employees are covered by collective bargaining agreements or are members of a labor union.

In Sweden, three unions represent approximately 33 employees. Unionen, the union for other professionals represents approximately 11 employees; Sveriges Ingenjörer, union for Engineers, represents about 21 employees; and Ledarna represents one employee. It is common practice in Sweden for the national unions to negotiate minimum standards with the employer association, supplemented by additional terms negotiated by the local branches’. All union agreements expire on September 30, 2011.  Management considers its relationship with the unions in Sweden to be satisfactory.

E.	Share Ownership

The following table shows the number of common shares and options to purchase common shares beneficially owned by each director and executive officer as of June 3, 2011.

Name	Common shares beneficially owned (1)	Percent of Class	Option-Based Awards			Share-Based Awards
			Options Outstanding	Exercise Price	Expiry Date	Number of Units	Vesting Date	Type of Plan

Dr. Adam Chowaniec	201,410	- (2)	20,000 20,000 20,000	Cdn $0.28 Cdn $0.86 Cdn $2.47	February 10, 2015 February 15, 2014 February 19, 2013	35,000	(3)	DSU

Oleg Khaykin	65,000	- (2)	20,000 20,000 20,000	$0.23 $0.85 $1.16	February 10, 2015 February 15, 2014 November 12, 2013	30,000	(3)	DSU

Hubert T. Lacroix	155,000	- (2)	20,000 20,000 20,000	Cdn $0.86 Cdn $2.49 Cdn $2.51	February 15, 2014 February 6, 2013 January 27, 2012	30,000	(3)	DSU

J. Spencer Lanthier	130,410	- (2)	20,000 20,000 20,000 20,000	Cdn $0.28 Cdn $0.86 Cdn $2.49 Cdn $2.51	February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012	62,823	(3)	DSU

Kirk K. Mandy	2,927,000	2.3%	338,000 450,000 450,000 450,000 450,000	Cdn $1.37 Cdn $0.28 Cdn $0.86 Cdn $2.49 Cdn $2.51	May 25, 2013 May 25, 2013 May 25, 2013 February 6, 2013 January 27, 2012	56,000	May 25, 2011	MTCI

Jules Meunier	150,000	- (2)	20,000 20,000 20,000 20,000	Cdn $0.28 Cdn $0.86 Cdn $2.49 Cdn $2.51	February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012	58,649	(3)	DSU

Dennis Roberson	115,522	- (2)	20,000 20,000 20,000 20,000	$0.23 $0.85 $2.11 $2.18	February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012	30,000	(3)	DSU

Common shares beneficially owned (1)	Percent of Class	Option-Based Awards			Share-Based Awards
		Options Outstanding	Exercise Price	Expiry Date	Number of Units	Vesting Date	Type of Plan

Andre Levasseur	136,306	- (2)	94,000 94,000 200,000 15,626 7,501 20,000 20,000	Cdn $2.04 Cdn $1.37 Cdn $0.76 Cdn $0.28 Cdn $0.86 Cdn $2.49 Cdn $2.51	February 8, 2017 February 9, 2016 August 5, 2015 February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012	16,000 16,000	Feb.09, 2013 Feb.08, 2014	MTCI MTCI

Stephen J. Swift	447,992	- (2)	94,000 94,000 150,000 62,500 125,000 125,000	$2.02 $1.28 $0.23 $0.85 $2.11 $2.18	February 8, 2017 February 9, 2016 February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012	16,000 16,000	Feb.09, 2013 Feb.08, 2014	MTCI MTCI

Stan Swirhun	943,013	- (2)	94,000 94,000 200,000 125,000 125,000 125,000	$2.02 $1.28 $0.23 $0.85 $2.11 $2.18	February 8, 2017 February 9, 2016 February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012	16,000 16,000	Feb.09, 2013 Feb.08, 2014	MTCI MTCI

Gary Tanner	723,500	- (2)	850,000 94,000 94,000 125,000 100,000 250,000	$2.41 $2.02 $1.28 $0.23 $0.85 $1.42	May 24, 2017 February 8, 2017 February 9, 2016 February 10, 2015 February 15, 2014 August 31, 2013	16,000 16,000	Feb.09, 2013 Feb.08, 2014	MTCI MTCI

Renato Pontello	79,750	- (2)	50,000 50,000 25,000 15,000 5,000 10,000	Cdn $2.04 Cdn $1.37 Cdn $0.28 Cdn $0.86 Cdn $2.49 Cdn $2.51	February 8, 2017 February 9, 2016 February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012	25,000 25,000	Feb.09, 2013 Feb.08, 2014	MTCI MTCI

Eileen Speirs	68,847	- (2)	50,000 50,000 25,000 15,000 10,000 10,000	Cdn $2.04 Cdn $1.37 Cdn $0.28 Cdn $0.86 Cdn $2.49 Cdn $2.51	February 8, 2017 February 9, 2016 February 10, 2015 February 15, 2014 February 6, 2013 January 27, 2012	25,000 25,000	Feb.09, 2013 Feb.08, 2014	MTCI MTCI

(1)
Common shares beneficially owned include options currently exercisable or exercisable within sixty days by the party indicated, and common shares that underly debentures owned. These holdings include stock options currently exercisable or exercisable within 60 days by: Mr. Chowaniec – 45,000; Mr. Khaykin – 40,000; Mr. Lacroix – 55,000; Mr. Lanthier – 65,000; Mr. Mandy – 2,138,000; Mr. Meunier – 65,000; Mr. Roberson – 65,000; Mr. Levasseur – 121,939; Mr. Swift – 354,750; Mr. Swirhun – 467,250; Mr. Tanner – 323,500; Mr. Pontello – 53,750; Ms. Speirs – 58,750.  Also includes common shares issuable upon conversion of the convertible debentures owned by: Mr. Chowaniec – 20,410; Mr. Lanthier – 20,410.

(2)	Represents less than 1% of the class.
(3)	All DSUs are 100% vested at time of grant and are cash-settled upon departure of the director.

Item 7 Major Shareholders and Related Party Transactions

A.	Major Shareholders

The information concerning major shareholders is incorporated by reference from the information set forth in the section entitled “Voting Shares and Principal Holders Thereof” in our Management Proxy Circular for the Fiscal 2011 Annual Shareholders Meeting, which is Exhibit 15(b) to this Form 20-F.

The following table discloses the geographic distribution of the Company’s common shares and the holders of record of such common shares as of May 24, 2011.

	Shareholders		Common Shares
Country	Number	Percent	Number	Percent
United States	1,703	48.4%	35,388,439	29.1%
Canada	1,555	44.2%	85,982,504	70.7%
All others	262	7.4%	289,608	0.2%
Total	3,520	100.0%	121,660,551	100.0%

The following table discloses the geographic distribution of the Company’s preferred shares and the holders of record of such preferred shares as of May 24, 2011.

	Shareholders		Preferred Shares
Country	Number	Percent	Number	Percent
United States	4	1.8%	2,400	0.2%
Canada	218	96.9%	959,835	99.3%
All others	3	1.3%	4,365	0.5%
Total	225	100.0%	966,600	100.0%

B.	Related Party Transactions

Not applicable

C.	Interests of Experts and Counsel

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

Pursuant to the terms of the Cdn $2.00 Cumulative Redeemable Convertible Preferred Shares, 1983 R&D Series (“Preferred Shares – R&D Series”), we will not be permitted to pay any dividends on common shares unless all dividends accrued on the preferred shares have been declared and paid or set apart for payment. On May 25, 2011, we announced that we will redeem all of the outstanding preferred shares for an aggregate redemption price of Cdn $24,632,544 on June 27, 2011. See Note 28 to the Consolidated Financial Statements in Item 18.

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

There were no significant changes since March 25, 2011.

Item 9 The Offer and Listing

A.	Offer and Listing Details

Our shares are traded on the TSX and are quoted on the OTC Bulletin Board in the U.S.  Our shares ceased trading on the NYSE in July 2008.

The annual high and low market prices for the five most recent Fiscal Years are as follows:

Toronto Stock Exchange
(Canadian Dollars)

Fiscal Year	High	Low

2007	3.35	2.21
2008	2.48	0.57
2009	1.02	0.22
2010	1.98	0.23
2011	2.24	1.37

OTC Bulletin Board
(U.S. Dollars)

Fiscal Year	High	Low

2007	N/A	N/A
2008	N/A	N/A
2009	0.77	0.17
2010	1.93	0.18
2011	2.30	1.28

New York Stock Exchange
(U.S. Dollars)

Fiscal Year	High	Low

2007	2.87	1.97
2008	2.22	0.56
2009	1.03	0.75
2010	N/A	N/A
2011	N/A	N/A

The high and low market prices for each quarter of the last two Fiscal Years are as follows:

Toronto Stock Exchange
(Canadian Dollars)

	2011		2010
Fiscal Quarter	High	Low	High	Low

1st Quarter	1.87	1.37	0.74	0.23
2nd Quarter	2.15	1.72	0.82	0.56
3rd Quarter	2.24	1.55	1.06	0.65
4th Quarter	2.23	1.76	1.98	0.88

OTC Bulletin Board
(U.S. Dollars)

	2011		2010
Fiscal Quarter	High	Low	High	Low

1st Quarter	1.82	1.28	0.66	0.18
2nd Quarter	2.20	1.64	0.75	0.47
3rd Quarter	2.18	1.66	1.04	0.59
4th Quarter	2.30	1.75	1.93	0.81

The high and low market prices for each Fiscal month for the most recent six Fiscal months are as follows:

Toronto Stock Exchange
(Canadian Dollars)

Month	High	Low

December 2010	1.99	1.71
January 2011	1.99	1.76
February 2011	2.12	1.80
March 2011	2.23	1.95
April 2011	2.50	2.12
May 2011	2.66	2.16

OTC Bulletin Board
(U.S. Dollars)

Month	High	Low

December 2010	1.94	1.69
January 2011	1.99	1.75
February 2011	2.15	1.81
March 2011	2.30	1.99
April 2011	2.65	2.19
May 2011	2.72	2.20

B.	Plan of Distribution

Not applicable

C.	Markets

Our shares were first listed on the NYSE on May 18, 1981 and on the TSX on August 13, 1979.  Prior to September 7, 2001, the stock symbol of our shares was MLT. Effective September 7, 2001, the stock symbol of our shares was changed to ZL.  Since July 2008 our shares are no longer traded on the NYSE and are available in the United States through the OTC Bulletin Board.

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

On September 23, 2010, as amended on September 29, 2010, and December 15, 2010, Zarlink Semiconductor Inc. entered into a purchase agreement with Fastighets AB Diamantsliparen, a wholly owned subsidiary of Kvalitena AB, to complete the sale of the Järfälla, Sweden campus. The purchase price for the Järfälla campus was $16.1 million (110.0 million Swedish krona). Under the terms of the purchase agreement, Zarlink received $13.9 million (95.0 million Swedish krona) in cash on closing, and a term note for $2.2 million (15.0 million Swedish krona). The term note is payable to the Company over 5 years in annual principal payments of $0.5 million (3.0 million Swedish krona) plus applicable interest. Zarlink’s Medical Products Group research and development team will remain as one of the tenants at the Järfälla campus under a market rate lease for 10 years. Additionally, Zarlink obligations with respect to the Järfälla, Sweden campus are limited to certain management services, in accordance with a Transition Services Agreement for a period of up to 24 months. All services are being provided at normal commercial terms. See Exhibit 4.18 under Item 19 to the Fiscal 2011 Form 20-F

Refer to the section entitled “Executive Compensation – Employment Agreements” in our Management Proxy Circular for the Fiscal 2011 Annual Shareholders Meeting for information concerning executive employment contracts. Management considers all other contracts to which we are a party in the most recent two years to be in the ordinary course of business.

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

Generally, shares of a corporation owned by a U.S. Holder will not be taxable Canadian property of the holder at a particular time provided that at no time during the 60-month period ending on the date of the disposition, more than 50% of the fair market value of the share was derived directly or indirectly from one or any combination of the following properties, within the meaning of the Tax Act: (i) real or immovable property situated in Canada; (ii) Canadian resource properties; (iii) timber resource properties; and (iv) an option, interest or civil law right in or in respect of any of the foregoing properties.  Notwithstanding the foregoing, in certain circumstances set out in the Tax Act the shares can be deemed to be taxable Canadian property to a U.S. holder.

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

Dividends

Except as otherwise discussed below under “Passive Foreign Investment Company Considerations,” U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits (as determined for United States federal income tax purposes), without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income (but, in the case of individuals, only if they itemize deductions). See “Foreign Tax Credit.” To the extent that distributions exceed current or accumulated earnings and profits of Zarlink, they will be treated first as a return of capital up to the U.S. Holder’s adjusted tax basis in the shares (which adjusted tax basis must therefore be reduced) and thereafter as a gain from the sale or exchange of the shares. Preferential tax rates for long-term capital gains (currently, a maximum 15% tax rate through 2012 and a maximum 20% tax rate thereafter) are applicable to a U.S. Holder that is an individual, estate or trust. Moreover, “qualified dividends” received by U.S. Holders who are individuals, during tax years 2011 and 2012, from any “qualified foreign corporation” qualify for a 15% reduced maximum tax rate, provided such individual U.S. Holder meets certain holding period requirements. A “qualified foreign corporation” is generally any corporation formed in a foreign jurisdiction which has a comprehensive income tax treaty with the United States or, if not, the dividend is paid with respect to stock that is readily tradable on an established United States market. However, a “qualified foreign corporation” excludes a foreign corporation that is a passive foreign investment company for the year the dividend is paid or the previous year. Zarlink believes that it qualifies as a “qualified foreign corporation”. There are currently no preferential tax rates for a U.S. Holder that is a corporation.

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

Disposition of Shares

Except as otherwise discussed below under “Passive Foreign Investment Company Considerations,” a gain or loss recognized on a sale of shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his or its adjusted tax basis in the shares. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Long-term capital gains of certain non-corporate U.S. Holders, including individuals, may qualify for a maximum 15% tax rate during tax years beginning before January 1, 2013, and a maximum 20% tax rate thereafter.  Deductions for net capital losses are subject to certain limitations. Individual U.S. Holders may carry over unused capital losses to offset capital gains plus $3,000 of other income in subsequent years. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), any unused capital losses may only be carried back three years (subject to certain limitations) and forward five years from the loss year to offset capital gains.

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

For taxable years beginning on or after March 18, 2010, a U.S. Holder of interests in a PFIC is required to file an annual information return with the Internal Revenue Service containing information regarding the PFIC as required by applicable Treasury Regulations.  This new filing requirement is in addition to any pre-existing reporting requirements that applied to a U.S. Holder’s interest in a PFIC. U.S. Holders or potential shareholders should consult their own tax advisor concerning the impact of these rules on their investment in Zarlink and any reporting obligations to which they may be subject under these rules.

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

Effective for tax years beginning after March 18, 2010, an individual U.S. Holder who holds certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, will be subject to additional U.S. return disclosure obligations if the aggregate value of all such assets exceeds $50,000 (and related penalties for failure to disclose).  U.S. Holders should consult their tax advisors regarding the information reporting obligations that may arise from their acquisition, ownership or disposition of our shares.

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

We use forward contracts and foreign currency options to reduce the exposure to foreign exchange risk on operating cash flows.  Our most significant foreign exchange exposures relate to the British pound, the Canadian dollar, and the Swedish krona.  As at March 25, 2011, we had no forward contracts or foreign currency options outstanding.  We expect to continue using these methods of reducing our exposure to foreign exchange risk in future periods.

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

Our convertible debentures bear a fixed 6% interest rate for the life of the debt; therefore we are not exposed to any interest rate risk on this debt. On the other hand, because our convertible debentures are denominated in Canadian dollars, while our functional currency is the U.S. dollar, we are required to revalue these debentures into U.S. dollars at the period-end market rate.  As a result of this revaluation, we incur non-cash foreign currency gains or losses.  With regards to our convertible debentures, a five percentage point change in the Cdn/U.S. exchange rate will have a non-cash foreign exchange impact of approximately $3.6 million to our earnings in a given Fiscal period.

Based on a sensitivity analysis performed on the financial instruments held at March 25, 2011, that are sensitive to changes in interest rates, the impact to the fair value of our cash equivalents and short-term investments portfolio by an immediate hypothetical parallel shift in the yield curve of plus or minus 50, 100 or 150 basis points would result in an insignificant decline or increase in portfolio value.

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

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15 Controls and Procedures

Disclosure Controls and Procedures

Our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 25, 2011. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 25, 2011.

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

Management assessed the effectiveness of the our internal control over financial reporting (ICFR) as of March 25, 2011, based on the criteria set forth in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of March 25, 2011, our internal control over financial reporting is effective.

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

Changes in internal control over financial reporting

In conjunction with our review and evaluation of our internal control over financial reporting during the year ended March 25, 2011, we implemented measures to improve our internal control over financial reporting in various processes.  Our management has assessed that, while these changes were an improvement to our control activities, there have not been any changes in our internal control over financial reporting during the year ended March 25, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management continues to monitor our business processes, and expects that we will continue to make improvements to our processes and controls in upcoming periods, in efforts to improve process efficiency and effectively utilize our resources.

Item 16A Audit Committee Financial Expert

Information concerning the audit committee financial expert is incorporated by reference from the information set forth in the section entitled “Audit Committee Disclosure” in our Management Proxy Circular for the Fiscal 2011 Annual Shareholders Meeting.

Item 16B Code of Ethics

Information concerning the code of ethics is incorporated by reference from the information set forth in the section entitled “Statement of Corporate Governance Practices” and “Schedule A – Statement of Corporate Governance Practices” in our Management Proxy Circular for the Fiscal 2011 Annual Shareholders Meeting. Information concerning our code of ethics is also available on our website at http://www.zarlink.com/zarlink/hs/5080.htm.

Item 16C Principal Accountant Fees and Services

The information concerning principal accountant fees and services is incorporated by reference from the information set forth in the section entitled “Audit and Other Fees” in our Management Proxy Circular for the Fiscal 2011 Annual Shareholders Meeting.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Information with respect to our purchases of common shares during Fiscal 2011 follows:

Fiscal Month/Year	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares That May Yet Be Purchased Under the Program (2) (3)
April 2010 (03/27/10 - 04/30/10)	-	-	-	11,049,733
May 2010 (05/01/10 - 05/28/10)	-	-	-	11,049,733
June 2010 (05/29/10 - 06/25/10)	-	-	-	11,874,330
July 2010 (06/26/10 - 07/30/10)	-	-	-	11,874,330
August 2010 (07/31/10 - 08/27/10)	150,000	$1.96	150,000	11,724,330
September 2010 (08/28/10 - 09/24/10)	221,300	$1.90	221,300	11,503,030
October 2010 (09/25/10 – 10/29/10)	250,100	$1.98	250,100	11,252,930
November 2010 (10/30/10 - 11/26/10)	248,600	$1.95	248,600	11,004,330
December 2010 (11/27/10 - 12/24/10)	371,300	$1.86	371,300	10,633,030
January 2011 (12/25/10 – 01/28/11)	-	-	-	10,633,030
February 2011 (01/29/11 - 02/25/11)	-	-	-	10,633,030
March 2011 (02/26/11 - 03/25/11)	675,000	$2.18	-	10,633,030

(1)
During Fiscal 2011, 1,241,300 common shares, with an aggregate purchase price of $2.4 million, were repurchased and cancelled as part of a NCIB.  In addition to repurchases made under the NCIB, a trust of which we are the beneficiary purchased common shares to be held for accounting purposes as treasury shares.  These shares will be held by the trust until settlement of MTCI Plan liabilities and will be sold to fund cash payments by us under the MTCI Plan.  For this purpose in Fiscal 2011, the trust purchased 675,000 shares, with an aggregate purchase price of $1.5 million.

(2)
During Fiscal 2010, under the previous NCIB, we repurchased and cancelled 921,900 common shares, with an aggregate purchase price of $0.8 million.  Under this NCIB, we were authorized to purchase up to 11,971,633, of the issued and outstanding common shares during a twelve month period starting on May 29, 2009.  Therefore, we had a maximum of 11,049,733 common shares that may have been repurchased at the end of April 2010.

(3)
On June 3, 2010, the TSX approved the recommencement of our common share buy-back program authorizing us to repurchase up to 11,874,330 common shares, or about 10% of the public float as of May 31, 2010, during a twelve month period starting on June 7, 2010.  The bid does not commit us to make any share repurchases.  Purchases were made on the TSX at prevailing open market prices and paid out of general corporate funds.  We cancelled all shares repurchased under the common share repurchase program.

On June 3, 2011, the TSX approved the recommencement of our common share buyback program authorizing the Company to repurchase up to 11,803,556 common shares, representing approximately 10 percent of its public float of 118,035,560 common shares as of May 31, 2011.  The bid does not commit the Company to make any share repurchases.

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

Item 18 Financial Statements

The following financial statements and supplementary data have been filed as part of this Annual Report:

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Zarlink Semiconductor Inc.

We have audited the accompanying consolidated financial statements of Zarlink Semiconductor Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at March 25, 2011, and March 26, 2010, and the consolidated statements of income (loss), changes in shareholders' equity, and cash flows for each of the years in the three-year period ended March 25, 2011, March 26, 2010 and March 27, 2009, and a summary of significant accounting policies and other explanatory information.  Our audits also included the financial statement schedule listed in the Index at Item 18 on Form 20-F.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements and financial statement schedule in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Zarlink Semiconductor Inc. and subsidiaries as at March 25, 2011 and March 26, 2010 and the results of their operations and cash flows for each of the years in the three-year period ended March 25, 2011, March 26, 2010, and March 27, 2009 in accordance with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 25, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 3, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Ottawa, Canada
June 3, 2011

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Zarlink Semiconductor Inc.

We have audited the internal control over financial reporting of Zarlink Semiconductor Inc. and subsidiaries (the “Company”) as of March 25, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting listed in the index at Item 15 on Form 20-F.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 25, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule listed in the Index at Item 18 on Form 20-F as of and for the year ended March 25, 2011of the Company and our report dated June 3, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Ottawa, Canada
June 3, 2011

Zarlink Semiconductor Inc.
(Incorporated under the laws of Canada)
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share amounts, U.S. GAAP)

	March 25,	March 26,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$128,197	$74,369
Restricted cash and cash equivalents	-	15,720
Trade accounts receivable – less allowance for doubtful accounts of $11 (March 26, 2010 –$12)	21,754	27,038
Other accounts receivable – less allowance for doubtful accounts of $Nil (March 26, 2010 – $Nil)	2,820	4,248
Inventories	23,840	26,225
Prepaid expenses and other	1,842	2,305
Current assets held for sale	-	750
Deferred income tax assets – current portion	1,930	2,000
	180,383	152,655

Fixed assets – net of accumulated depreciation of $27,790 (March 26, 2010 – $42,283)	8,036	10,992
Deferred income tax assets – long-term portion	36,818	7,584
Long-term investment	5,001	-
Intangible assets – net	34,549	41,871
Other assets	2,855	1,603
	$267,642	$214,705
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$15,286	$15,178
Employee-related payables	12,429	13,452
Income and other taxes payable	1,396	1,006
Current portion of provisions for exit activities	141	379
Other accrued liabilities	6,138	7,123
Deferred revenue	3,662	4,493
Deferred income tax liabilities – current portion	-	29
	39,052	41,660

Long-term debt – convertible debentures	72,473	68,900
Long-term portion of provisions for exit activities	85	246
Pension liabilities	381	16,636
Long-term accrued income taxes	2,034	2,208
Other long-term liabilities	1,413	569
	115,438	130,219
Redeemable preferred shares, unlimited shares authorized; non-voting; 966,600 shares issued and outstanding (2010 – 1,001,600 shares issued and 999,000 shares outstanding)	12,372	12,787

Guarantees, commitments and contingencies (Notes 19, 20 and 21)

Shareholders’ equity:
Common shares, unlimited shares authorized; no par value; 121,413,459 shares issued and 120,038,459 outstanding (2010 – 121,606,782 shares issued and 120,906,782 outstanding)	727,492	733,357
Treasury shares, at cost, 1,375,000 shares (2010 – 700,000 shares)	(2,783)	(1,289)
Additional paid-in capital	45,198	39,838
Deficit	(596,880)	(664,110)
Accumulated other comprehensive loss	(33,195)	(36,097)
	139,832	71,699
	$267,642	$214,705

/s/ Gary Tanner	/s/ Hubert T. Lacroix
(Gary Tanner)	(Hubert T. Lacroix)
President and Chief Executive Officer	Director

(See accompanying notes.  The accompanying notes are an integral part of the consolidated financial statements)

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except share amounts, U.S. GAAP)

	Common Shares
	Number (thousands)	Amount	Additional Paid-in Capital	Treasury Shares, at Cost	Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance, March 28, 2008	127,346	$768,509	$5,104	$-	$(638,389)	$(35,781)	$99,443
Net loss	-	-	-	-	(29,544)	-	(29,544)
Currency translation adjustment gain on wind up of subsidiary	-	-	-	-	-	(234)	(234)
Foreign currency translation adjustment	-	-	-	-	-	(144)	(144)
Minimum pension liability	-	-	-	-	-	896	896
Comprehensive loss							(29,026)
Common share repurchase	(4,920)	(29,691)	26,984	-	-	-	(2,707)
Stock compensation expense	-	-	2,115	-	-	-	2,115
Preferred share dividends	-	-	-	-	(1,939)	-	(1,939)
Premiums on preferred share repurchases	-	-	(234)	-	-	-	(234)
Balance, March 27, 2009	122,426	$738,818	$33,969	$-	$(669,872)	$(35,263)	$67,652
Net income	-	-	-	-	7,654	-	7,654
Foreign currency translation adjustment	-	-	-	-	-	(38)	(38)
Minimum pension liability	-	-	-	-	-	(796)	(796)
Comprehensive income							6,820
Common share repurchase	(922)	(5,564)	4,760	-	-	-	(804)
Common share repurchase to be held as treasury shares	(700)	-	-	(1,289)	-	-	(1,289)
Issuance of common shares under share benefit plans	103	103	(28)	-	-	-	75
Stock compensation expense	-	-	1,389	-	-	-	1,389
Preferred share dividends	-	-	-	-	(1,892)	-	(1,892)
Premiums on preferred share repurchases	-	-	(252)	-	-	-	(252)
Balance, March 26, 2010	120,907	$733,357	$39,838	$(1,289)	$(664,110)	$(36,097)	$71,699
Net income	-	-	-	-	69,116	-	69,116
Foreign currency translation adjustment	-	-	-	-	-	28	28
Minimum pension liability	-	-	-	-	-	2,874	2,874
Comprehensive income							72,018
Common share repurchase	(1,242)	(7,481)	5,094	-	-	-	(2,387)
Common share repurchase to be held as treasury shares	(675)	-	-	(1,494)	-	-	(1,494)
Issuance of common shares under share benefit plans	1,048	1,616	(514)	-	-	-	1,102
Stock compensation expense	-	-	1,167	-	-	-	1,167
Preferred share dividends	-	-	-	-	(1,886)	-	(1,886)
Premiums on preferred share repurchases	-	-	(387)	-	-	-	(387)
Balance, March 25, 2011	120,038	$727,492	$45,198	$(2,783)	$(596,880)	$(33,195)	$139,832

(See accompanying notes.  The accompanying notes are an integral part of the consolidated financial statements)

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(In thousands of U.S. dollars, except per share amounts, U.S. GAAP)
	Years Ended
	March 25,	March 26,	March 27,
	2011	2010	2009

Revenue	$230,223	$204,616	$204,465
Cost of revenue	111,806	99,476	105,924
Gross margin	118,417	105,140	98,541

Expenses:
Research and development	42,149	37,795	41,002
Selling and administrative	42,915	40,570	47,661
Amortization of intangible assets	6,943	6,943	6,941
Loss on pension settlement	1,880	-	-
Contract impairment and other	-	715	272
Impairment (recovery) of current asset	(282)	(1,052)	3,000
Impairment of asset held for sale	-	1,185	1,200
Goodwill impairment	-	-	43,040
Gain on sale of business	-	-	(1,000)
Gain on sale of assets	(14,083)	-	(936)
	79,522	86,156	141,180
Operating income (loss)	38,895	18,984	(42,639)

Gain (loss) on repurchase of convertible debentures	-	(316)	3,593
Amortization of debt issue costs	(641)	(641)	(689)
Interest income	379	184	1,184
Interest expense	(4,146)	(3,867)	(4,145)
Foreign exchange gain (loss)	(1,472)	(10,843)	14,028
Income (loss) from continuing operations before income taxes	33,015	3,501	(28,668)
Income tax recovery	30,233	4,063	903
Income (loss) from continuing operations	63,248	7,564	(27,765)
Discontinued operations, net of tax	5,868	90	(1,779)
Net income (loss)	$69,116	$7,654	$(29,544)

Net income (loss) attributable to common shareholders after preferred share dividends and premiums on preferred share repurchases	$66,843	$5,510	$(31,717)

Income (loss) per common share from continuing operations:
Basic	$0.50	$0.04	$(0.24)
Diluted	$0.42	$0.04	$(0.24)

Income (loss) per common share from discontinued operations:	$0.05	$0.00	$(0.01)
Basic	$0.04	$0.00	$(0.01)
Diluted

Net income (loss) per common share:
Basic	$0.55	$0.05	$(0.25)
Diluted	$0.46	$0.04	$(0.25)

Weighted average number of common shares outstanding (thousands):
Basic	120,783	122,163	124,798
Diluted	152,713	123,444	124,798

(See accompanying notes.  The accompanying notes are an integral part of the consolidated financial statements)

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, U.S. GAAP)
	Years Ended
	March 25,	March 26,	March 27,
	2011	2010	2009
CASH PROVIDED BY (USED IN)
Operating activities:
Net income (loss)	$69,116	$7,654	$(29,544)
Depreciation of fixed assets	3,004	3,780	4,706
Amortization of other assets	7,584	7,875	8,073
Stock compensation expense	2,021	1,586	2,115
Deferred income taxes	(29,193)	(3,811)	2,813
Other non-cash changes in operating activities	(17,127)	12,508	(12,808)
Payment on settlement of pension	(14,586)	-	-
Goodwill impairment	-	-	46,887
Decrease (increase) in working capital:
Trade accounts and other receivables	7,297	(2,482)	3,712
Inventories	(590)	1,596	992
Prepaid expenses and other	370	376	3,380
Payables and other accrued liabilities	(3,192)	3,188	(15,153)
Deferred revenue	(831)	3,632	292
Total	23,873	35,902	15,465
Investing activities:
Purchase of long-term investment	(5,001)	-	-
Expenditures for fixed assets	(4,032)	(2,265)	(3,594)
Decrease (increase) in restricted cash and cash equivalents	14,723	(930)	(517)
Proceeds from sale of fixed assets - net	14,243	15	984
Proceeds from sale of business - net	13,509	-	1,000
Matured short-term investments	-	-	240
Total	33,442	(3,180)	(1,887)
Financing activities:
Repurchase of convertible debentures	-	(13)	(2,594)
Payment of dividends on preferred shares	(1,869)	(1,417)	(1,939)
Repurchase of preferred shares	(802)	(1,023)	(1,386)
Repurchase of common shares	(2,387)	(804)	(2,707)
Repurchase of treasury shares	(1,494)	(1,289)	-
Exercise of stock options	1,102	75	-
Total	(5,450)	(4,471)	(8,626)
Effect of currency translation on cash	1,963	1,112	(2,307)
Increase in cash and cash equivalents	53,828	29,363	2,645
Cash and cash equivalents, beginning of year	74,369	45,006	42,361
Cash and cash equivalents, end of year	$128,197	$74,369	$45,006

(See accompanying notes.  The accompanying notes are an integral part of the consolidated financial statements)

ZARLINK SEMICONDUCTOR INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, U.S. GAAP)

1.	NATURE OF OPERATIONS

Zarlink is an international semiconductor product supplier.  The Company’s principal business activities comprise the design, manufacture and distribution of microelectronic components for the communications and medical industries.  The principal markets for the Company’s products are the Asia Pacific region, Europe and the United States.

2.	ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with U.S. GAAP.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  Areas where management uses subjective judgment include, but are not limited to, business combinations, revenue, inventory valuation and cost, impairment of goodwill and other long-lived assets, impairment of long-term investment, restructuring charges, deferred income taxes, pension liabilities, stock based compensation, depreciation and amortization, warranties, allowance for doubtful accounts and commitments and contingencies.  Actual results could differ from those estimates and such differences may be material.

(A)	FISCAL YEAR END

The Company’s Fiscal Year end is the last Friday in March. For Fiscal 2011, the Company’s year-end was March 25, 2011, reflecting a fifty-two week year with four thirteen-week quarters.  For Fiscal 2010, the Company’s year-end was March 26, 2010, reflecting a fifty-two week year with four thirteen-week quarters. For Fiscal 2009, the year-end was March 27, 2009, resulting in a fifty-two week year with four thirteen-week quarters.

(B)	BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and of its wholly owned subsidiary companies.  All significant inter-company balances and transactions have been eliminated on consolidation.

(C)	SEGMENT REPORTING

Operating segments are components of a company, which engage in business activities, whose results are regularly reviewed by management, for which separate financial information is produced for internal reporting purposes. In all periods presented, the Company operated in one reportable segment: semiconductor products. Within the one reportable segment, the Company operated three operating segments: Communication Products, Medical Products, and Custom and Other. Starting in Fiscal 2012, Custom and Other will no longer be an operating segment as it will not be monitored or reviewed by the Company’s Chief Operating Decision Maker.

Prior to May 14, 2010, the Company also operated the Optical Products segment. During Fiscal 2011, the Company completed the sale of the business, and substantially all of the assets comprising the Optical Products segment. In accordance with the Presentation of Financial Statements – Discontinued Operations Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), the Company reclassified the results of operations of the Optical Products group to discontinued operations in the Consolidated Statements of Income (Loss) for all periods presented.

(D)	CASH AND CASH EQUIVALENTS

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

Depreciation and amortization is provided on the basis and at the rates set out below:

Assets	Basis	Rate
Buildings	Straight-line	2 – 4%
Equipment	Straight-line	10 – 50%
Leasehold improvements	Straight-line	lease term
Acquired intangibles	Straight-line	10 – 33.3%

(H)	LONG-TERM INVESTMENT

The Company has an investment in a non-publicly traded company in which it has less than 20% of the voting rights and in which it does not exercise significant influence. This investment is accounted for following the cost method, as the fair value is not readily determinable.  The Company evaluates its investment in a non-publicly traded company for impairment. In making this assessment, the Company considers the investee’s cash position, projected cash flows (both short and long-term), financing needs, most recent valuation data, the current investing environment, management/ownership changes, and competition. This evaluation process is based on information the Company requests from this privately held company. This information is not subject to the same disclosure and audit requirements as the reports required of Canadian and U.S. public companies, and as such, the reliability and accuracy of the data may vary.

(I)	GOODWILL

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

(J)	FOREIGN CURRENCY TRANSLATION

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

In Fiscal 2008 the Company acquired certain foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, the financial statements of these subsidiaries are measured using the local currency and translated using the period-end balance sheet rate and the average rate for the Consolidated Statement of Income (Loss). Any translation gains and losses are recorded in the cumulative translation account within accumulated other comprehensive loss included in Shareholders’ Equity using the period-end balance sheet rate.

(K)	DERIVATIVE FINANCIAL INSTRUMENTS

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

In accordance with the Derivatives and Hedging Topic of the FASB ASC, all derivative instruments are carried on the Company’s Consolidated Balance Sheets at fair value, and are reflected in prepaid expenses or other accrued liabilities. The Company primarily designates derivatives as cash flow hedges.  When the derivative is designated as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in Other Comprehensive Income (“OCI”) and are recognized in net income (loss) against the hedged item when that hedged item affects net income (loss).  The gains and losses associated with ineffective portions of the derivative, as well as any derivatives not designated as part of a hedging relationship, or terminated hedges, are recognized in net income (loss) immediately within the foreign exchange line item of the Consolidated Statement of Income (Loss).

(L)	COMPREHENSIVE INCOME

The Company records the impact of unrealized net derivative gains or losses on cash flow hedges, changes in foreign exchange related to subsidiaries with a functional currency other than the U.S. dollar and changes in minimum pension liabilities, as components of comprehensive income, in accordance with the Comprehensive Income and Retirement Benefits Topics of the FASB ASC.

(M)	REVENUE RECOGNITION

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

The Company also has arrangements with certain customers where cash is received by the Company prior to the delivery of products to the customer.  Accordingly, the Company defers revenue and cost of revenue until delivery has occurred.  The amounts relating to cash received prior to the criteria for revenue recognition being met are recorded in the deferred revenue liability on the Company’s Consolidated Balance Sheet.

(N)	INCOME TAXES

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

(O)	RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to earnings in the periods in which they are incurred. Government assistance and non-recurring engineering reimbursements are reflected as a reduction of research and development costs in the period that the expenses were incurred or the milestones were met.  Related investment tax credits are deducted from income tax expense.

(P)	GOVERNMENT ASSISTANCE

The Company accounts for government grants by recognizing the benefit as a reduction in the related expense or cost of the fixed asset in the period incurred when there is reasonable assurance that the grant will be received.

(Q)	STOCK-BASED COMPENSATION

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

In accordance with the Stock Compensation Topic of the FASB ASC, for stock-based awards that are cash-settled and classified as liabilities, stock-based compensation cost is re-measured at each reporting date until the date of settlement.  The fair value of units awarded is calculated based on the market price of our common shares on the date of grant, and is re-measured at each reporting date using the closing price on the TSX until the date of settlement.  Deferred compensation liabilities are reflected in other accrued liabilities and other long-term liabilities on the Company’s Consolidated Balance Sheet.

Stock compensation expense has also been recorded in circumstances where the terms of a previously fixed stock option were modified. Previous stock option modifications have included the extension of option lives for terminated employees and changes in vesting periods. The estimated fair value of the options is amortized to expense over the requisite service period of the awards.

(R)	DEBT ISSUE COSTS

The costs related to the issuance of debt are capitalized and amortized to expense using the straight-line method over the lives of the related debt.  The straight-line method results in amortization that is not materially different from that calculated under the effective interest method.  These costs are included in other assets on the Company’s Consolidated Balance Sheet.

(S)	EMPLOYEE FUTURE BENEFITS

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

(T)	RECENTLY ISSUED ACCOUNTING STANDARDS

In April 2010, the FASB issued Accounting Standards Update (“ASU”), 2010-17, to provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions.  The amendments in this ASU will be effective prospectively for milestones achieved in Fiscal Years beginning on or after June 15, 2010.  This Company is required to adopt this ASU in Fiscal 2012.  The Company does not expect the adoption of this ASU will have a material impact on its consolidated financial statements.

In October 2009, the FASB issued ASU, 2009-14, to address concerns raised by constituents relating to the accounting for revenue arrangements that contain tangible products and software.  The amendments in this ASU change the accounting model for revenue arrangements that include both tangible products and software elements.  Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality will no longer be within the scope of guidance in the Software – Revenue Recognition Subtopic of the FASB ASC.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  The Company is required to adopt this ASU in Fiscal 2012.  The Company does not expect the adoption of this ASU will have a material impact on its consolidated financial statements.

In October 2009, the FASB issued ASU, 2009-13, to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit.  This ASU provides amendments to the criteria in the Revenue Recognition – Multiple-Element Arrangements Subtopic of the FASB ASC.  As a result of those amendments, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  The Company is required to adopt this ASU in Fiscal 2012.  The Company does not expect the adoption of this ASU will have a material impact on its consolidated financial statements.

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
Level 3: Unobservable inputs that are not corroborated by market data.

Assets/Liabilities Measured at Fair Value on a Recurring Basis

	Fair Value Measurement at Reporting Date (in thousands)
	Quoted Prices in Active Markets for Identical Instruments	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total Balance

March 25, 2011
Assets:
Restricted cash and cash equivalents	-	-	-	-
	$-	$-	$-	$-

March 26, 2010
Assets:
Restricted cash and cash equivalents	$15,720	-	-	$15,720
	$15,720	$-	$-	$15,720

The Company's financial instruments include cash and cash equivalents, restricted cash and cash equivalents, trade and other accounts receivable, long-term note receivable, long-term investment, trade accounts payable, other accrued liabilities, foreign exchange forward and option contracts (“foreign exchange contracts”), redeemable preferred shares and convertible debentures.  Due to the short-term maturity of cash and cash equivalents, restricted cash and cash equivalents, trade and other accounts receivable, trade accounts payable and other accrued liabilities, the carrying values of these instruments are reasonable estimates of their fair value.  The fair value of the foreign exchange contracts reflects the estimated amount that the Company would receive or would have been required to pay if forced to settle all outstanding contracts at period-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company's future earnings or cash flows.  The fair value of all the Company’s financial instruments approximates their carrying value with the exception of the long-term note receivable, long-term investment, convertible debentures, and redeemable preferred shares.

The long-term note receivable was issued to the Company on the sale of the Järfälla, Sweden campus (see Note 24 and Note 10 for additional disclosure). This term note is payable to the Company over 5 years in annual principal payments of $0.5 million (3.0 million Swedish krona) plus applicable interest. The note bears interest at 5% per year, which at the time of the sale was the market rate for similar instruments; therefore no premium or discount was required. The note is carried on the Consolidated Balance Sheet at face value of $2.4 million (15.0 million Swedish krona). The Company must evaluate the note for indicators of impairment on an ongoing basis. The term note is guaranteed by the buyer’s ultimate parent entity – Kvalitena AB. As at March 25, 2011, the Company is not aware of any indicators that could preclude it from collecting the contractual interest and principal payments as scheduled.

The Company’s financial assets also include a long-term investment in a non-publicly traded company. The Company carries the investment at cost of $5.0 million, as the fair value is not readily determinable. The Company considers net realizable value for its investment in a non-publicly traded company for purposes of determining asset impairment losses. See Note 7 for additional disclosure on this investment.

Assets/Liabilities Measured at Fair Value on a Nonrecurring Basis
	Fair Value Measurement at Reporting Date (in thousands)
	Quoted Prices in Active Markets for Identical Instruments	Significant Other Observable Inputs	Significant Unobservable Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)

March 25, 2011
Assets:
Current assets held for sale	-	-	-	-
	$-	$-	$-	$-

March 26, 2010
Assets:
Current assets held for sale	-	-	$750	$(1,185)
	$-	$-	$750	$(1,185)

Assets held for sale with a carrying amount of $0.8 million were sold in Fiscal 2011.  See also Note 8 for further discussion.

Fair value of financial instruments not accounted for at fair value but that are traded in active markets are as follows (in thousands):

	Carrying Value	Fair Value
March 25, 2011
Convertible debentures	$72,473	$76,821
Redeemable preferred shares	$12,372	$25,999

March 26, 2010
Convertible debentures	$68,900	$68,893
Redeemable preferred shares	$12,787	$23,506

See also Note 12 and Note 16 for additional disclosure on these balance sheet items.

(B)	DERIVATIVE FINANCIAL INSTRUMENTS

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

The notional amounts for forward and option contracts represent the U.S. dollar equivalent of an amount exchanged. Options are marked to market at the end of each reporting period based on the prevailing balance sheet exchange rate. During both Fiscal 2011 and Fiscal 2010, the Company did not enter into any forward or option contracts.  At March 25, 2011, the Company had $Nil options outstanding (2010 - $Nil).

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

The portion of accounts receivable from customers that account for greater than 10% of the Company’s accounts receivable is as follows:

	2011	2010
Customer 1	23%	26%
Customer 2	10%	10%
Customer 3	10%	*
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

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and current liabilities. Additionally, the convertible debentures bear a fixed 6% interest rate for the life of the debt; therefore, the Company is not exposed to any interest rate risk on this debt.

(E)	UNUSED BANK LINES OF CREDIT

The Company has a credit facility of $1.7 million (U.S. $Nil and Cdn $1.7 million), available for letters of credit.  At March 25, 2011, $0.7 million (2010 – $0.5 million) in letters of credit were outstanding against this credit facility. Accordingly, the Company had an unused facility of $1.0 million (2010 - $1.0 million) available for letters of credit. As at March 25, 2011, cash and cash equivalents of $0.7 million (2010 - $0.5 million) were hypothecated under the Company’s revolving global credit facility to cover certain outstanding letters of credit.

4.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As at March 26, 2010, the Company had $15.7 million (114.0 million Swedish krona) recorded as restricted cash which was pledged as security toward the Company’s Swedish pension liability. During Fiscal 2011 the Company settled the Swedish pension plan and used the restricted cash to fund the settlement. See Note 14 of these financial statements for discussion of the settlement of the Swedish pension liability.

5.	INVENTORIES

Inventories (net of obsolescence provisions of $6.9 million and $8.5 million at March 25, 2011 and March 26, 2010, respectively) consist of the following (in thousands):

	2011	2010

Raw materials	$1,073	$3,246
Work-in-process	15,774	15,782
Finished goods	6,993	7,197
	$23,840	$26,225

6.	FIXED ASSETS

(in thousands)	2011	2010
Cost:
Land	$-	$487
Buildings	-	9,049
Leasehold improvements	4,618	4,259
Equipment	30,981	39,223
Assets under construction	227	257
	35,826	53,275
Less accumulated depreciation:
Buildings	-	7,923
Leasehold improvements	3,665	3,448
Equipment	24,125	30,912
	27,790	42,283
	$8,036	$10,992

7.	LONG-TERM INVESTMENT

During Fiscal 2011, the Company made an equity investment of $5.0 million in voting and non-voting preferred shares as well as warrants of Multigig, Inc. (“Multigig”) a U.S. private fabless semiconductor company that provides advanced clock generation and timing products for the wired and wireless communications markets. The Company controls approximately 17% of the voting shares of Multigig on a diluted basis. The Company accounts for this investment at cost as Multigig shares are not traded publicly and it is not practicable to estimate the fair value of the investment.

The Company must evaluate its investment in Multigig for impairment. In making this judgment, the Company considers the investee’s cash position, projected cash flows (both short and long-term), financing needs, most recent valuation data, the current investing environment, management/ownership changes, and competition. This evaluation process is based on information that the Company requests from this privately held company. This information is not subject to the same disclosure and audit requirements as the reports required of Canadian and U.S. public companies, and as such, the reliability and accuracy of the data may vary. Based on this evaluation, as at March 25, 2011, the Company is not aware of any events or changes in circumstances which indicate that the carrying value of the investment should be impaired.

The long-term investment at March 25, 2011 and March 26, 2010, consisted of the following (in thousands):

	2011	2010

Equity investment in Multigig, Inc.	$5,001	$-
	$5,001	$-

In addition to the investment, the Company also entered into agreements with Multigig which provide Zarlink with rights to sell certain technology developed by Multigig, and require the Company to invest in some of its R&D initiatives.

8.	ASSETS HELD FOR SALE

(in thousands)	2011	2010

Fixed assets	$-	$750
	$-	$750

During Fiscal 2006, the Company sold the assets of its RF (radio frequency) Front-End Consumer Business. Following this sale, the Company undertook actions to consolidate its office facilities in the U.K. In Fiscal 2007, certain of the land and buildings in the Company’s U.K. facilities met the criteria to be classified as assets held for sale pursuant to guidance in the Property, Plant and Equipment Topic of the FASB ASC.  As a result of the economic slowdown and weakening real estate markets in the U.K., the Company determined that the fair value of the asset no longer exceeded the carrying value of the assets; therefore, the Company recognized an impairment of $1.2 million on this asset in Fiscal 2009.  Due to continued deterioration in real estate markets in the U.K., as well as weakness in the British pound, the Company determined that there was a further impairment on the asset of $1.2 million in Fiscal 2010.

During Fiscal 2011, the Company completed the sale of the asset for $0.7 million.  The associated loss of $32,000 was included in Selling and Administrative expenses.

9.	GOODWILL AND OTHER INTANGIBLE ASSETS

The Company acquired the optical in/out (“I/O”) business of Primarion Inc. (“Primarion”) in Fiscal 2007 and the shares of Legerity Holdings Inc. (“Legerity”) in Fiscal 2008. During Fiscal 2011, the Company sold all intangible assets originally acquired from Primarion.  See Note 26 for a discussion of this sale.  The intangible asset values related to these acquisitions are as follows (in thousands):

	March 25, 2011			March 26, 2010
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

Proprietary technology	$37,680	$(17,270)	$20,410	$38,280	$(13,141)	$25,139
Customer relationships	22,325	(8,186)	14,139	23,115	(6,383)	16,732
Non-competition agreements	-	-	-	520	(520)	-
Total	$60,005	$(25,456)	$34,549	$61,915	$(20,044)	$41,871

Total amortization of intangibles expense in the twelve months ended March 25, 2011 was $6.9 million, in line with $6.9 million for the same period in Fiscal 2010.

Assuming no subsequent impairment of the underlying assets, the estimated future amortization expense related to these intangible assets is expected to be as follows: 2012 - $6.9 million; 2013 - $6.9 million; 2014 - $6.9 million; 2015 - $6.9 million; 2016 - $3.8 million; thereafter - $3.0 million.

The acquired intangible assets are being amortized straight-line over their weighted average useful lives as follows:

Proprietary technology	8 years
Customer relationships	10 years
Total (weighted-average life)	8.7 years

During Fiscal 2009, the Company recorded a goodwill impairment charge of $43.0 million. As at March 25, 2011, the Company had goodwill of $Nil (2010 - $Nil).

Goodwill was assigned to the Communication Products reporting unit on the Legerity acquisition.  The Company’s reporting units, which are one level below the single reportable segment, are identified based upon the availability of discrete financial information and senior management’s regular review of these units.  Goodwill is assessed annually at the reporting unit level or more frequently if circumstances indicate that goodwill might be impaired.  The goodwill impairment test is a two-step process.  In the first step, the Company compares the fair value of a reporting unit with its carrying amount, including goodwill.  If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss.  In the second step, the Company compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.

In accordance with Company policy, the goodwill assigned to the Communication Products reporting unit was tested for impairment in the fourth quarter of Fiscal 2009.  The Company used a discounted cash flow model to determine the fair value of its reporting unit.  Due to the economic downturn and its impact on consumer and enterprise spending, revenues declined in the Fiscal 2009 third and fourth quarters for the Communication Products reporting unit by 15% in the third quarter from the second quarter of Fiscal 2009, and by a further 18% decline in the fourth quarter. Based on these trends, forecasted cash flows were reduced for the Communication Products reporting unit.

Also, as a result of the economic downturn and market conditions, the Company’s share price and market capitalization dropped.  The decrease in share price and market capitalization implied an increased cost of equity, which contributed to the Company using a higher discount rate to determine the present value of forecasted cash flows for the Communication Products reporting unit.

As a result of the declines in forecasted cash flows, as well as the higher discount rate used in the discounted cash flow model, a goodwill impairment charge of $43.0 million was recorded in Fiscal 2009.

The Company’s goodwill has a tax value of $50.5 million relating to the Legerity acquisition that is expected to be deductible for tax purposes.

10.	OTHER ASSETS

Other assets consist of the following (in thousands):

	2011	2010

Capitalized debt issue cost - net	$962	$1,603
Long-term portion of note receivable	1,889	-
Other	4	-
	$2,855	$1,603

The Company incurred approximately $3.7 million in transactions costs relating to the issuance of convertible debentures in Fiscal 2008.  These costs have been capitalized and are being amortized over five years, which is the term of the convertible debentures.

The five year long-term note was issued to the Company on the sale of the Järfälla, Sweden campus. The note is carried on the Consolidated Balance Sheet at face value of $2.4 million (15.0 million Swedish krona). The long-term portion of $1.9 million (12.0 million Swedish krona) is included in other assets.  The short-term portion of $0.5 million (3.0 million Swedish krona) is included in other accounts receivable. For additional information on the note receivable, see Notes 3(A) and 25.

11.	PROVISIONS FOR EXIT ACTIVITIES

            The Company has implemented the following restructuring activities in recent years:

Fourth Quarter Fiscal 2009 Restructuring Plan

In connection with the activities related to this plan, since initiation, a total of $4.5 million has been incurred by the Company to March 25, 2011.  The total provision remaining under this plan is $0.2 million as at March 25, 2011.

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

In Fiscal 2011, the Company made final cash payments of $0.1 million in relation to the workforce reduction activities under this plan.  There is no remaining severance provision related to this plan at March 25, 2011, with no additional severance expenses relating to this plan expected in future periods.

Lease and Contract Settlement

As part of the planned restructuring actions announced in the fourth quarter of Fiscal 2009, during Fiscal 2010, the Company incurred an additional $0.7 million in costs relating to idle space under lease contract, primarily due to workforce reductions in its Austin, Texas facility.  This amount was recorded in contract impairment and other.

As at March 25, 2011, there remains $0.2 million provision for lease and contract settlement related to the restructuring plan announced during the fourth quarter of Fiscal 2009.  This will be paid over the lease terms, unless settled earlier.

Legerity Integration Restructuring Plan

In connection with the activities related to this plan, since initiation, a total of $12.0 million has been incurred by the Company to March 25, 2011.  The total provision remaining under this plan is $Nil as at March 25, 2011.

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

In Fiscal 2010, the Company finalized the integration plan of Legerity.  There is no remaining severance provision related to this plan as at March 25, 2011, with no additional severance expenses expected under this plan in future periods.

Lease and Contract Settlement

In Fiscal 2008, as a result of the acquisition of Legerity contract impairment costs of $3.7 million were recorded. The impaired contracts were for software design tools, which were used in both the Zarlink and Legerity businesses.  There is no remaining lease and contract settlement provision related to this plan as at March 25, 2011.

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

As at March 25, 2011, there remains $0.1 million lease and contract settlement provision related to restructuring plans implemented from Fiscal 2002 to 2008.  This will be paid over the lease terms, unless settled earlier.

Restructuring Provisions Continuity

The following table summarizes the continuity of these restructuring provisions for the three years ended March 25, 2011 (in thousands):

	Workforce Reduction	Lease and contract settlement	Total
Balance, March 28, 2008	1,622	2,295	3,917
Charges	5,816	297	6,113
Cash draw-downs	(4,056)	(1,846)	(5,902)
Reversals	(92)	(44)	(136)
Non-cash draw-downs	(147)	-	(147)
Balance, March 27, 2009	3,143	702	3,845
Charges	208	809	1,017
Cash draw-downs	(2,656)	(797)	(3,453)
Reversals	(723)	(94)	(817)
Non-cash draw-downs	107	(74)	33
Balance, March 26, 2010	79	546	625
Charges	-	-	-
Cash draw-downs	(75)	(325)	(400)
Reversals	(4)	-	(4)
Non-cash draw-downs	-	5	5
Balance, March 25, 2011	-	226	226
Less: Long-term portion	-	(85)	(85)
Current portion of provisions for exit activities as at March 25, 2011	$-	$141	$141

12.	LONG-TERM DEBT – CONVERTIBLE DEBENTURE

The Company has unsecured, subordinated convertible debentures with a carrying amount of $72.5 million (Cdn $70.9 million), maturing on September 30, 2012, bearing interest at 6.0% per annum and paid semi-annually. The Company may, at its option, elect to satisfy its obligation to pay the principal or interest amount of the convertible debentures, in whole or part, by the issuance of freely tradable common shares of the Company.  See also Note 3 for fair value disclosure.

If the Company elected to satisfy its obligation for principal on the convertible debentures by issuing shares, the number of common shares to be issued would be determined by multiplying the aggregate redemption price by 95% of the then current market price of the Company’s common shares.

The Company may elect to satisfy its obligation for interest on the convertible debenture by issuing shares.  Such election would require customary regulatory approval prior to issuance of the shares.  The number of shares to be issued would be the amount sufficient to be sold in the market to satisfy the interest payable.

The Company may not redeem the convertible debentures prior to September 30, 2011.  Between October 1, 2011 and September 30, 2012, upon not less than 30 days written notice, the Company may elect to call the convertible debentures, in whole, or in part, from time to time, for payment in cash if the current market price of the common shares is greater than $3.13 (Cdn $3.06). The current market price is measured as the volume weighted average trading price on the Toronto Stock Exchange for the 20 consecutive trading days ending on the third business day preceding the date of which notice is given.

The convertible debentures are convertible under certain conditions, at the option of the holder, into a maximum of 28.9 million common shares at a conversion price of $2.51 (Cdn $2.45) per share.

As a result of the convertible debentures being denominated in Canadian dollars, while the Company’s functional currency is the U.S. dollar, the Company is required to revalue the convertible debentures into U.S. dollars at the period-end exchange rate.  As a result of this revaluation, the Company incurs non-cash foreign currency gains or losses.

The Company did not repurchase convertible debentures in Fiscal 2011.

In Fiscal 2010, the Company completed a formal issuer bid, resulting in the repurchase of $18,000 (Cdn $21,000) principal amount of the convertible debentures for a total of $13,000 (Cdn $15,000).  The Company expensed $0.3 million of costs related to the formal issuer bid, resulting in a loss on repurchase of $0.3 million in the second quarter of Fiscal 2010.

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

During Fiscal 2007, the Company entered into an agreement with the Government of Canada through Technology Partnerships Canada (“TPC”), intended to provide partial funding for one of the Company’s research and development projects. This agreement has provided funding for reimbursement of up to $6.7 million (Cdn $7.2 million) of eligible expenditures.  To date, the Company has recognized reimbursement of expenses under this agreement totaling $6.7 million and, therefore, will not be recognizing further reimbursements under this agreement in future periods. During Fiscal 2011, the Company’s research and development expenses were reduced by $Nil related to this agreement.  During Fiscal 2010, the Company’s research and development expenses were reduced by $0.7 million related to this agreement. These were the final reimbursements under the TPC agreement.  During Fiscal 2009, the Company’s research and development expenses were reduced by $1.8 million related to this agreement.  The TPC grant is repayable in the form of royalties of 2.61% on certain of the Company’s revenues. Royalties are owing for the period from Fiscal 2007 to Fiscal 2016. If at the end of Fiscal 2016, the royalties meet or exceed $14.5 million (Cdn $14.2 million), the royalty period ceases. Otherwise, the royalty period will continue until cumulative royalties paid equal $14.5 million (Cdn $14.2 million) or until the end of Fiscal 2019, whichever is earlier. Royalty expense will be accrued in the period in which the related sales are recognized. As at March 25, 2011, accrued royalties related to this agreement were $0.6 million (March 26, 2010 - $0.5 million).

As part of the Company’s research and development activities in the U.K. and Europe, the Company enters into research grant agreements with the U.K. government and the European Union. The agreements in place in Fiscal 2011 are for periods between two to four years in length and have a combined total allowable claim of $0.8 million. During Fiscal 2011, the Company’s research and development expenses were reduced by $0.2 million related to these agreements.  This compares to $0.5 million in Fiscal 2010.

14.	PENSION PLANS

As at March 25, 2011, the Company sponsors a number of Canadian, U.S. and foreign pension plans to provide retirement benefits for its employees. The majority of these plans are defined contribution plans, although the Company does participate in a defined benefit plan and multiemployer plans for certain employee groups.

Sweden

Prior to June 1, 2010, the Company had a defined benefit plan in Sweden. The plan covered employees over the age of twenty-eight in Sweden and provided pension benefits based on length of service and final pensionable earnings.  During Fiscal 2011, the Company settled its defined benefit plan in Sweden by transferring the liability effective June 1, 2010 to Alecta Pensionsförsäkring. The complete plan settlement resulted in a net loss of $1.9 million in Fiscal 2011. In addition, the Company recognized a gain through OCI relating to the plan settlement of $2.8 million in Fiscal 2011. The amount payable on settlement was $14.6 million (113.4 million Swedish krona) plus applicable taxes, and was paid from restricted cash. There is no further liability under this plan.

Germany

The German defined benefit plan covers all employees in Germany with over ten years of active service and provides pension benefits based on length of service and final pensionable earnings.  The pension obligation of $6.3 million (2010 – $6.1 million) was actuarially determined based on the present value of the accrued future pension benefits and in accordance with applicable laws and regulations in Germany. There are no segregated pension fund assets under this plan.  The pension liability is insured by the Swiss Life Insurance Company.  The Company pledged the insurance contracts to the pensioners, and accordingly, under the provisions of the Retirement Benefits Topic of the FASB ASC, the contracts are now considered to be a plan asset. As the plan asset relates to insurance contracts, the Company does not control the investment strategy and thus cannot influence the return on investments. The benefit obligation is shown net of this asset, and has been measured as of March 25, 2011.

United Kingdom

The Company also has an unfunded pension liability of $0.3 million (2010 - $0.3 million) in the U.K. related to amounts owing to a former employee of the Company.

The following tables show the changes in the benefit obligations and plan assets for the plans discussed above (in thousands):

	2011	2010
Change in accrued pension obligations:
Benefit obligation at beginning of year	$23,181	$20,764
Current service cost	16	15
Interest cost	318	1,061
Actuarial (gain) /loss	(72)	499
Settlement	(17,346)	-
Benefits paid	(391)	(1,037)
Foreign exchange	811	1,879
Benefit obligation at end of year	$6,517	$23,181

	2011	2010
Change in plan assets:
Fair value of plan assets at beginning of year	$5,816	$5,790
Actual return on plan assets	269	295
Employer contributions	22	52
Benefit payments	(341)	(362)
Foreign exchange	320	41
Fair value of plan assets at end of year	$6,086	$5,816

Net pension benefit liabilities – funded status	$431	$17,365
Less: current portion	(50)	(729)
Less: pension asset	-	-
Long-term portion of pension liability	$381	$16,636

The following table summarizes the amounts recognized on the Company’s Consolidated Balance Sheets (in thousands):

	2011	2010

Employee-related payables	$(50)	$(729)
Other assets	-	-
Pension liabilities	(381)	(16,636)
Accumulated other comprehensive loss	420	3,294
Net amount recognized	$(11)	$(14,071)

The amounts recorded in accumulated other comprehensive loss relate to unrealized net actuarial losses. The Company expects that $0.1 million will be amortized into pension expense in Fiscal 2012.

The following weighted-average assumptions were used to determine benefit obligations and pension expense:

	2011	2010	2009
Discount rate	5.35%	4.34%	4.54%
Expected rate of return on assets	4.75%	4.75%	4.75%
Compensation increase rate	1.93%	0.52%	0.53%

The fair value of plan assets consists of the value of the pension insurance contract, which was pledged to the pensioners and as such represented an adjustment to the asset value during that year. The expected rate of return on assets is based on the expected risk premium aggregated with the long-term government bond yield.

The total benefits to be paid from the defined benefit plans are expected to be as follows: 2012 - $0.4 million; 2013 - $0.4 million; 2014 - $0.4 million; 2015 - $0.4 million; 2016 - $0.4 million; 2017 to 2020 - $2.2 million.

Pension expense was calculated using the projected benefit method of valuation. The components of pension expense were as follows (in thousands):

	2011	2010	2009

Employer service cost	$16	$15	$16
Interest cost on projected plan benefits	424	1,056	1,101
Expected return on plan assets	(263)	(285)	(294)
Net amortization and deferral	-	126	133
Defined benefit pension expense - net	177	912	956
Defined contribution pension expense	2,733	3,072	3,074
Total pension expense	$2,910	$3,984	$4,030

In Fiscal 2011, defined contribution pension expense consists of expenses related to multiemployer plans of $0.7 million (2010 - $1.1 million, 2009 - $1.0 million), and other defined contribution pension plans of $2.0 million (2010 - $2.0 million, 2009 - $2.1 million), respectively. The Company’s contributions to multiemployer and other defined contribution pension plans approximate the amount of annual expense presented in the table above.

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

The fair value of the German Pension assets is calculated using systems and procedures widely used across the Insurance Industry, is based on German law, and is roughly equal to the cash surrender value of the policy.  The table below provides the fair value of the Company’s pension plan assets at March 25, 2011, by asset category.  The table also identifies the level of inputs used to determine the fair value of assets in each category.  The Company’s pension plan assets are held in reinsurance contracts with Swiss Life.

	Fair Value Measurements at March 26, 2010 (in thousands)
	Percentage of Assets	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Asset Category
Reinsurance contracts	100%	-	-	$6,086
	100%	-	-	$6,086

Additional information pertaining to the changes in the fair value of the pension plan assets classified as Level 3 for the year ended March 25, 2011 is presented below (in thousands):

	2011	2010
Changes in plan assets:
Fair value of plan assets at beginning of year	$5,816	$5,790
Employer contributions	22	52
Actual return on plan assets	269	295
Benefits paid	(341)	(362)
Foreign exchange	320	41
Fair value of plan assets at end of year	$6,086	$5,816

15.	INCOME TAXES

The component of income (loss), before provision of income taxes consists of the following (in thousands):

	2011	2010	2009
Income (loss) before income taxes:
Canadian	$1,862	$(7,601)	$17,943
Foreign	31,153	11,102	(46,611)
	$33,015	$3,501	$(28,668)

	2011	2010	2009
The provision (recovery) for income taxes consists of the following (in thousands):
Current:
Canadian	$(155)	$(509)	$(2,719)
Foreign	(945)	148	(1,201)
	(1,100)	(361)	(3,920)
Deferred:
Canadian	(17,127)	321	1,503
Foreign	(12,006)	(4,023)	1,514
	$(29,133)	$(3,702)	$3,017
	$(30,233)	$(4,063)	$(903)

The Company recorded an income tax recovery of $30.2 million in Fiscal 2011, as compared to a recovery of $4.1 million in Fiscal 2010, and income tax recovery of $0.9 million in Fiscal 2009.

The $30.2 million recovery in Fiscal 2011 includes $31.5 million of deferred tax assets relating to a reevaluation of our likelihood to utilize losses in both Canada and the U.K. offset by $2.0 million of deferred tax assets utilized during the year. The recovery also includes $1.5 million of current taxes which is offset by a related tax expense included in discontinued operations resulting from the sale of our Optical Assets. The remaining $0.4 million income tax expense  relates to cash taxes and FIN 48 liabilities included our foreign jurisdictions.

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

The reconciliation between the statutory Canadian income tax rate and the actual effective rate is as follows (in thousands):

	2011	2010	2009

Expected Canadian statutory income tax rate	29.5%	31.7%	32.4%

Expense (recovery) at Canadian statutory income tax rate	$9,743	$1,140	$(9,858)
Differences between Canadian and foreign taxes	(579)	(888)	(1,203)
Change in valuation allowance	(38,974)	(9,682)	19,473
Change in valuation allowance due to tax law changes	258	-	(7,148)
Tax effect of non-taxable items	(243)	(27)	(9,264)
Investment tax credits utilized	(1,373)	-	-
Other	(399)	(1,908)	(254)
Tax expense (recoveries) in excess of provisions	142	(218)	(4,052)
Tax effect of nondeductible items	1,170	3,538	2,296
Tax rate changes	22	3,982	9,107
Income tax expense (recovery)	$(30,233)	$(4,063)	$(903)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The significant components of deferred income tax assets and liabilities were as follows (in thousands):

	2011	2010
Deferred tax assets:
Book and tax differences on provisions	$2,990	$3,456
Book and tax differences on fixed assets	2,708	5,399
Income tax loss carry-forwards	97,956	107,883
Goodwill	13,632	14,267
Intangible assets	15,808	14,241
Investment tax credits	76,313	74,552
Scientific Research and Experimental Development (“SR&ED”) expenditure pool	25,408	23,784
Other – net	8,072	4,849
	242,887	248,431
Less: valuation allowance	(204,139)	(238,847)
	38,748	9,584
Deferred tax liabilities:
Other	-	29
Deferred tax liabilities	-	29

Net deferred tax assets	$38,748	$9,555

The following table summarizes the amounts recognized on the Company’s Consolidated Balance Sheets (in thousands):

	2011	2010
Current portion	$1,930	$2,000
Long-term portion	36,818	7,584
Deferred income tax assets	$38,748	$9,584

Current portion	-	29
Long-term portion	-	-
Deferred income tax liabilities	$-	$29

The decrease of $34.7 million in the valuation allowance relates primarily to the utilization of $2.0 million of losses in the Company’s foreign operations and a $31.5 million decrease based on a reassessment of the Company’s valuation allowance on its foreign losses based on its forecasted income. The remainder of the decrease relates to the Company’s other temporary timing differences primarily impacted by changes in corporate tax rates, and foreign exchange related to foreign operations.

Unremitted earnings of subsidiaries subject to withholding taxes will be indefinitely reinvested with no provision necessary for potential withholding taxes on repatriation of subsidiary earnings.  The current year’s income before income taxes attributable to all foreign operations, including discontinued operations, was $31.2 million (2010 – income of $11.2 million; 2009 – loss of $48.4 million).

As at March 25, 2011, the Company had income tax loss carry-forwards in Sweden and the United Kingdom of approximately $214.5 million that may be carried forward indefinitely to reduce future years' income for tax purposes.  The Company has recognized a $16.0 million accounting benefit on the losses based on forecasted income relating to its U.K. operations.  The Company has $106.4 million of U.S. federal income tax loss carry-forwards related to operations in the United States that expire between Fiscal 2012 and Fiscal 2030.  For States which do not follow the U.S. federal tax laws, the Company has approximately $56.0 million of net operating losses available for use which expire between 2011 and 2030. The Company has not recognized an accounting benefit on these losses. The Company also has $14.2 million of domestic non-capital loss carry-forwards available in Canada. These losses expire between Fiscal 2014 and Fiscal 2029. The Company has recognized the full tax benefit for these losses.

As at March 25, 2011, the Company had $76.3 million of Canadian investment tax credits available to offset federal income taxes payable.  The Company has recognized an accounting benefit of $3.0 million on these investment tax credits net of associated deferred tax credits.  The investment tax credits expire between Fiscal 2018 and Fiscal 2030. The Company also has $58.7 million of domestic SR&ED expenditures which may be carried forward indefinitely. The Company has recognized a full benefit on these assets.  The Company has approximately $40.0 million in Canadian capital losses.  Due to the nature of its operations and restrictions on the utilization of capital losses, the Company has not recorded a deferred tax asset related to these amounts.

The Company evaluates the valuation allowance on its deferred tax assets on a periodic basis. Subject to this evaluation the Company reviews both positive and negative evidence to support its need for a valuation allowance. This review includes historical and future expectations of profitability in each of the jurisdictions in which the Company operates. In Fiscal 2011, the Company in its evaluation of its domestic operations (Canada) determined that these operations have moved from an historical position of cumulative losses into a cumulative profit position, when evaluated over a rolling 36 month operating cycle. As a result of this, the Company evaluated its expectations of future profits, the type of deferred assets available and the expiry dates for its Research and Development expenditure pool, Net Operating Loss’ (“NOLs”) and Investment Tax Credits ("ITCs”). The Company has certain R&D assets which do not have an expiry date and NOLs which begin to expire in 2014. The Company has evaluated its projected income in Canada and its available tax planning strategies, and determined that it will more likely than not be able to realize sufficient income or implement strategies which would allow it to use its NOLs before the expiry date. To utilize its R&D and NOLs the Company will be required to realize approximately $74 million of taxable income. Based on its recent historical profits and expected future projected taxable income, the Company expects to be able to realize these assets within their carryforward periods. Consequently, the Company has removed its valuation allowance from these assets. Finally, the Company has ITCs which begin to expire in 2018. To realize the majority of these assets, the Company would be required to generate an additional $500 million of taxable income in its domestic operations prior to their expiry. Given that historical results and future projections do not support an additional $500 million in taxable income, the Company believes it is more likely than not that the majority of these assets will not be realized. Consequently, it continues to maintain a substantial valuation allowance against these assets. During Fiscal 2011, the Company recorded a net income tax recovery, relating to the reversal of the valuation allowance on deferred tax assets in Canada, of $17.5 million, of which $0.9 million was recorded as a current asset and $16.6 million was recorded as a long-term portion.

The Company performed a similar analysis on its U.K. operations. Based on a review of historical profits and a change in the level of expected income in future periods, the Company now expects to be able to realize an additional portion of its tax assets in the U.K. The change in the level of expected income relates primarily to the increasing profitability of the Company’s advanced packaging group in Caldicot, Wales after it secured new business to provide micropackaging services for an existing medical customer. As a result of this analysis, the Company recorded an additional $14.0 million in deferred tax assets during the year, of which $1.1 million was recorded as a current asset and $12.9 million was recorded as a long-term portion.

The following table summarizes the activity related to our uncertain tax positions (in thousands):

	2011	2010
Opening balance	$2,208	$2,408
Increases related to current year tax positions	329	150
Increase related to prior year tax positions	135	55
Settlements and other decreases	(688)	(729)
Other	49	324
	$2,033	$2,208

	2011	2010
Long-term accrued income taxes	$2,033	$2,208
	$2,033	$2,208

As at March 25, 2011, the Company had $2.0 million of uncertain tax positions compared to $2.2 million at March 26, 2010.

The change includes a $0.7 million decrease related primarily to the favorable tax settlements or uncertain tax positions which became statute barred or were settled during the year. This was offset by additional taxes of $0.3 million for uncertain tax positions identified during the current year and additional interest of $135,000 for both its domestic and foreign operations. The remaining difference relates to foreign exchange rate fluctuations during the year.

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

The $2.0 million of uncertain tax positions at March 25, 2011 includes $0.9 million of tax benefits that, if recognized, would reduce our annual effective tax rate. As at March 25, 2011, we have recorded a liability for potential interest of $0.3 million. The Company continues to pursue the settlement of its uncertain tax positions, and expects to settle approximately $0.4 million of its outstanding amounts during the next twelve months.

The Company files income tax returns in Canada, the U.S. and several foreign jurisdictions. Currently, in Canada, tax returns are open for audit on all items from 2006 to 2011, and for specific types of transactions from 2003 to 2011. The Company's foreign jurisdictions have varying statutes of limitations.  In its significant foreign operations, tax returns are generally open for audit for its tax years from 2006 to 2011. Certain other jurisdictions where the Company operates are generally still open for audit for tax years from 2002 to 2011. The Company is currently not subject to any audits in Canada, Sweden, the U.K. or the U.S. However, it is currently under audit in Germany for its 2000 through 2004 taxation years.

16.	REDEEMABLE PREFERRED SHARES

Dividends

Fixed cumulative cash dividends are payable quarterly at a rate of $0.51 (Cdn $0.50) per share.  During the year ended March 25, 2011, the Company declared a $1.95 (Cdn $2.00) per share dividend. The Company declared dividends of $1.9 million during the year (2010 - $1.9 million).

Redemption

The shares are currently redeemable, at the option of the Company, at $25.57 (Cdn $25.00) per share plus accrued dividends.

Purchase Obligation

The Company is required to make reasonable efforts to purchase 22,400 shares in each calendar quarter at a price not exceeding $25.57 (Cdn $25.00) per share plus costs of purchase.  During the year ended March 25, 2011 the Company repurchased 32,400 preferred shares for cash consideration of $0.8 million. Based upon the terms and conditions of these shares, the Company’s obligation to purchase these shares is conditional upon specific market pricing, and the obligation is extinguished at the end of each calendar year.

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

Net income (loss) attributable to common shareholders is computed as follows (in thousands):

	March 25,	March 26,	March 27,
	2011	2010	2009
Net income (loss) for the year, as reported	$69,116	$7,654	$(29,544)
Dividends on preferred shares	(1,886)	(1,892)	(1,939)
Premiums on repurchase of preferred shares	(387)	(252)	(234)
Net income (loss) attributable to common shareholders	$66,843	$5,510	$(31,717)
Interest expense on convertible debentures after tax	2,879	-	-
Issue costs on convertible debentures after tax	445	-	-
Net income (loss) attributable to common shareholders on a diluted basis	$70,167	$5,510	$(31,717)

The following table summarizes the common shares and dilutive common share equivalents used in the computation of the Company’s basic and diluted net income (loss) per common share. Net income per common share is computed using the weighted average common shares outstanding assuming dilution. Net loss per common share is computed using the weighted average number of common shares and excludes the dilutive effect of stock options, as their effect is anti-dilutive. For the years ended March 26, 2010 and March 27, 2009, all common share equivalents related to the Company’s convertible debentures have been excluded from the computation of diluted loss per share because they were anti-dilutive. For the year ended March 27, 2009 all stock options have been excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported net loss for the period.

	March 25,	March 26,	March 27,
	2011	2010	2009
Weighted average common shares outstanding	120,783,457	122,163,481	124,798,152
Dilutive effect of stock options	3,005,226	1,280,676	-
Dilutive effect of convertible debt	28,924,081	-	-
Weighted average common shares outstanding, assuming dilution	152,712,764	123,444,157	124,798,152

The following stock options were excluded from the computation of diluted earnings per share because the options' exercise price exceeded the average market price of the common shares and, therefore, the effect would be anti-dilutive:
	2011	2010	2009
Number of outstanding options	5,112,569	10,020,099	10,562,756
Average exercise price per share	$2.36	$1.77	$1.76

The average exercise price of stock options granted in Canadian dollars was translated at the year-end U.S. dollar exchange rate.

The following common share equivalents related to the Company’s convertible debenture have been excluded from the computation of diluted net income (loss) per share because they were anti-dilutive.

	2011	2010	2009
Number of common share equivalents upon conversion of convertible debentures	-	28,926,672	28,932,653
Conversion price per share (1)	-	$2.23	$2.22

(1)	Conversion price is fixed at Cdn $2.45. Amount is calculated at the average Cdn/U.S. exchange rate for the year.

(C)	DIVIDEND RESTRICTIONS ON COMMON SHARES

The Company may not declare cash dividends on its common shares unless dividends on the preferred shares have been declared and paid, or set aside for payment. No common share dividend is currently being paid.

(D)	STOCK-BASED COMPENSATION

In the years ended March 25, 2011, March 26, 2010, and March 27, 2009 stock compensation expense was recorded as follows (in thousands):

	2011	2010	2009
Selling and administrative	$1,600	$1,313	$1,734
Research and development	335	200	275
Cost of revenue	86	73	106
	$2,021	$1,586	$2,115

Stock compensation expense in Fiscal 2011 resulted in a reduction of net income of $2.0 million, or $0.02 per share (2010 - $1.6 million or $0.01 per share; 2009 - $2.1 million or $0.02 per share).

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

During Fiscal 2011, the Company granted 656,500 Units to its executive officers and key employees (2010 -685,000 Units), and 137,994 DSUs to independent directors (2010 - 92,500 DSUs).  In accordance with the Stock Compensation Topic of the FASB ASC, the Units and DSUs awarded are classified as liabilities.  For awards classified as liabilities, the guidance requires stock based compensation cost to be measured at fair value at each reporting date until the date of settlement, and is recognized as an expense over the employee’s requisite service period.  The fair value of Units and DSUs awarded was calculated based on the market price of the Company’s common shares on the date of grant, and was re-measured on March 25, 2011.  The Company has estimated the number of Units which will be forfeited.

To fund the future redemptions of Units, a trust of which the Company is the beneficiary purchases common shares on the open market.  The trustee is appointed and funded by the Company.  See also Note 17(E).

A summary of the Company's MTCI Plan activity and related information for Fiscal 2011 and Fiscal 2010 is as follows (in thousands except unit amounts):

	2011		2010
	MTCI Plan Units	Recorded Liability	MTCI Plan Units	Recorded Liability
Outstanding Units:
Balance, beginning of year	685,000	$39	-	$-
Granted	656,500	-	685,000	-
Redeemed	-	-	-	-
Forfeited	(2,500)	-	-	-
Change in liability	-	496	-	39
Balance, end of year	1,339,000	$535	685,000	$39

All Units granted during Fiscal 2011 under the MTCI Plan were granted on February 8, 2011, when the Company’s common share price closed at Cdn $2.04 per share on the TSX.  On September 10, 2010, 2,500 MTCI units were forteited when the Company's common share price closed at Cdn $1.98 per share.  All Units granted during Fiscal 2010 under the MTCI Plan were granted on February 10, 2010, when the Company’s common share price closed at Cdn $1.45 per share on the TSX.

As at March 25, 2011, total unrecognized compensation cost related to non-vested Units under the MTCI Plan was $2.0 million, and the weighted average period over which this expense is expected to be recognized is approximately two years.

The total intrinsic value of vested and expected to vest Units under the MTCI Plan as at March 25, 2011 was $2.5 million (March 26, 2010 - $0.9 million).

A summary of the Company's DSU Plan activity and related information for Fiscal 2011 and Fiscal 2010 is as follows (in thousands except unit amounts):

	2011		2010
	DSU Units	Recorded Liability	DSU Units	Recorded Liability
Outstanding Units:
Balance, beginning of year	92,500	$157	-	$-
Granted	137,994	-	92,500	-
Redeemed	-	-	-	-
Forfeited	-	-	-	-
Change in liability	-	355	-	157
Balance, end of year	230,494	$512	92,500	$157

All DSUs granted during Fiscal 2011 under the DSU Plan were granted quarterly, at an average weighted closing price of Cdn $1.98 per common share on the TSX. All DSUs granted during Fiscal 2010 under the DSU Plan were granted on February 10, 2010, when the Company’s common share closed at Cdn $1.45 per share on the TSX.

The total intrinsic value of vested DSUs as at March 25, 2011 was $0.5 million (2010 - $0.2 million).  As at March 25, 2011, total unrecognized compensation cost related to non-vested DSUs was $Nil (2010 - $Nil).

Stock Option Plans

The fair value of the Company’s stock option awards to employees was estimated using the Black-Scholes-Merton option pricing model with the following weighted average assumptions:

	2011	2010	2009
Risk free interest rate	2.51%	2.24%	1.96%
Dividend yield	Nil	Nil	Nil
Volatility factor of the expected market price of the Company's common stock	48.3%	49.7%	46.8%
Weighted average expected life of the options	5.2 years	5.1 years	4.7 years

Using the Black-Scholes-Merton option pricing model, the weighted average fair values of stock options granted during the Fiscal Years 2011, 2010 and 2009 were calculated as $0.95, $0.55 and $0.11, respectively.  The weighted average fair value of stock options granted in Canadian dollars was translated at the year-end exchange rate at the end of each Fiscal Year.

Stock compensation expense is recorded in circumstances where the terms of a previously fixed stock option were modified. In Fiscal 2011, the Company's Board of Directors approved the modification of 591,000 options held by one employee. In Fiscal 2010, the Company's Board of Directors approved the modification of 1,058,750 options held by four employees.  Modifications included the immediate vesting of unvested options and extending the exercise period between one and two years.  As a result of these modifications, the Company recognized additional compensation expense of $253,000 for the year ended March 25, 2011 (March 26, 2010 - $70,000).

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

Available for grant at March 25, 2011, were 3,630,287 (2010 - 2,059,214; 2009 - 1,219,557) options.  All options granted have six-year terms.  All options become fully exercisable at the end of four years of continuous employment.

A summary of the Company's stock option activity and related information for Fiscal 2011, 2010 and 2009, is as follows:

	2011		2 010		2009
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding options:
Balance, beginning of year	12,300,099	$1.43	13,242,756	$1.49	12,390,625	$2.30
Granted	641,000	2.01	1,321,500	1.17	2,970,000	0.31
Exercised	(1,047,977)	1.05	(103,000)	0.72	-	-
Forfeited	(197,872)	1.61	(881,106)	0.95	(178,469)	1.62
Expired	(2,014,201)	2.22	(1,280,051)	3.70	(1,939,400)	3.56
Balance, end of year	9,681,049	$1.37	12,300,099	$1.43	13,242,756	$1.49

Exercisable, end of year	6,338,565	$1.56	7,414,381	$1.77	6,429,612	$2.11

The weighted average exercise price of stock options granted in Canadian dollars was translated at the exchange rate as at the end of each Fiscal Year and at the year's average exchange rate for changes in outstanding options during the year.

The total intrinsic value of stock options exercised during Fiscal 2011 was $0.9 million (Fiscal 2010 - $0.1 million; Fiscal 2009 - $Nil).  The total intrinsic value of stock options currently exercisable as at March 25, 2011 was $4.5 million (Fiscal 2010 - $2.2 million; Fiscal 2009 - $Nil).  The total intrinsic value of vested and expected to vest stock options as at March 25, 2011 was $7.7 million (Fiscal 2010 - $5.5 million; Fiscal 2009 - $Nil).

As at March 25, 2011, total unrecognized compensation cost related to non-vested stock option awards was $1.4 million, and the weighted-average period over which this expense is expected to be recognized is approximately three years.

A summary of options outstanding at March 25, 2011, is as follows:

Total Outstanding				Total Exercisable
Exercise Price	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Options	Weighted Average Exercise Price
$0.23 - $0.46	2,138,947	$0.25	3.88 years	1,031,071	$0.25
$0.78 - $1.16	1,726,850	$0.86	3.04 years	1,149,207	$0.86
$1.26 - $1.83	2,416,752	$1.39	3.35 years	1,397,564	$1.41
$1.92 - $3.04	3,398,500	$2.34	2.09 years	2,760,723	$2.40
	9,681,049			6,338,565

The exercise price of stock options was based on prices in Canadian dollars translated at the year-end exchange rate.

Additional information with respect to stock option activity is as follows:

	Number of Awards	Weighted Average Exercise Price
Unvested at March 26, 2010	4,885,718	$1.98
Granted	641,000	2.01
Vested	(2,085,696)	1.08
Forfeited	(98,538)	1.19
Unvested at March 25, 2011	3,342,484	$1.01

(E)	COMMON SHARE REPURCHASES

During the first quarter of Fiscal 2011, the Company renewed its common share buyback program.  The share buyback program allows the Company to purchase from June 7, 2010 to June 6, 2011, up to 11,874,330 common shares, or about 10% of its public float as of May 31, 2010. The bid does not commit the Company to make any share repurchases.  All shares purchased by the Company under the bid are cancelled.  During Fiscal 2011, the Company repurchased and cancelled 1,241,300 shares under this program, with an aggregate purchase price of $2.4 million. During Fiscal 2010, under the previous normal course issuer bid, the Company repurchased and cancelled 921,900 common shares, with an aggregate purchase price of $0.8 million.

In addition to share repurchases discussed above within the common share buyback program, in Fiscal 2011, a trust of which the Company is the beneficiary also purchased common shares to be held, for accounting purposes, as treasury shares, in order to settle units under the MTCI Plan.  For these purposes in Fiscal 2011, the trust purchased 675,000 shares, with an aggregate purchase price of $1.5 million.  During Fiscal 2010, the trust purchased 700,000 common shares to be held, for accounting purposes, as treasury shares. The aggregate purchase price was $1.3 million.

Details of the total share repurchases are as follows (in thousands except number of shares and per share amounts):

	2011	2010	2009
Number of shares	1,916,300	1,621,900	4,920,000
Aggregate purchase price	$3,860	$2,093	$2,707
Weighted average cost per share	$2.01	$1.29	$0.55

The difference between the average carrying value and the amount paid to acquire shares under the common share buyback program has been recorded to additional paid-in capital.  Shares purchased to settle future redemptions under the MTCI Plan are held at cost, for accounting purposes, as treasury shares.

18.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of total comprehensive income (loss) were as follows (in thousands):

	March 25,	March 26,	March 27,
	2011	2010	2009
Net income (loss) for the year	$69,116	$7,654	$(29,544)
Other comprehensive income (loss):
Currency translation adjustment gain on wind up of subsidiary	-	-	(234)
Foreign currency translation adjustments	28	(38)	(144)
Unrealized net derivative gain (loss) on cash flow hedges	-	-	(253)
Realized net derivative loss (gain) on cash flow hedges	-	-	253
Minimum pension liability	2,874	(796)	896
Total comprehensive income (loss) for the year	$72,018	$6,820	$(29,026)

The changes to accumulated other comprehensive loss for three years ended March 25, 2011, were as follows (in thousands):

	Cumulative Translation Account	Minimum Pension Liability	Total
Balance, March 28, 2008	$(32,387)	$(3,394)	$(35,781)
Change during the year	(378)	896	518
Balance, March 27, 2009	$(32,765)	$(2,498)	$(35,263)
Change during the year	(38)	(796)	(834)
Balance, March 26, 2010	$(32,803)	$(3,294)	$(36,097)
Change during the year	28	2,874	2,902
Balance, March 25, 2011	$(32,775)	$(420)	$(33,195)

In Fiscal 2011, the Company recorded a decrease in the minimum pension liability of $2.9 million (2010 - increase of $0.8 million; 2009 - decrease of $0.9 million) related to decrease in the Company’s defined benefit plan in Sweden of $2.8 million, and $0.1 million in Germany. The Fiscal 2011 decrease in the Company’s defined benefit plan in Sweden relates to the plan settlement during the current fiscal year (See also Note 14).

The Company records increases and decreases in other comprehensive income (loss) attributable to the change in the value of outstanding foreign currency forward and option contracts that were designated as cash flow hedges. The Company had no forward contracts designated as cash flow hedges outstanding as at March 25, 2011 or  March 26, 2010, and accordingly there was no net change in accumulated other comprehensive loss during Fiscal 2011 related to derivatives.  As at March 25, 2011, there were no derivative gains or losses included in accumulated other comprehensive loss.

19.	GUARANTEES

Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity’s failure to perform under an obligating agreement.  The Company has an outstanding performance guarantee related to a project agreement undertaken by the Systems business, which is now operated as Mitel.  Mitel common shares are listed under the symbol “MITL” on the NASDAQ stock market.  This performance guarantee remained with the Company following the sale of the Systems business.  The project agreement and the Company’s performance guarantee extend until July 28, 2011.  The terms of the project agreement continue to be fulfilled by Mitel.  The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at March 25, 2011, was $32.2 million (20.0 million British pounds), assuming the Company is unable to secure the completion of the project.  The Company was not aware of any factors as at March 25, 2011, that would prevent the project’s completion under the terms of the agreement.  In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements.  The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

In connection with the sale of the Systems business, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale.  As at March 25, 2011, the Company does not expect these tax indemnities to have a material impact on its consolidated financial statements.

On September 29, 2010, the Company sold its campus in Järfälla, Sweden and entered into a Transition Services Agreement to perform prescribed services relating to the “clean rooms” at the facility and other management services. This agreement is in effect for a period of 24 months from the closing date. Under the terms of the Transition Services Agreement, the Company has agreed to indemnify the buyer for damages, including lost profits or diminished production, incurred by third parties in the event the Company breaches its obligations, in accordance with customary commercial terms.

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

The Company records a liability based upon its known product warranty obligations, and historical experience with warranty claims. The Company accrues for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. As at March 25, 2011, the warranty accrual was $10,000 (2010 - $85,000).

20.	COMMITMENTS

(A)	OPERATING LEASES

The future minimum lease payments for operating leases to which the Company was committed, and the future minimum payments to be recovered under non-cancelable subleases as at March 25, 2011, are as follows (in thousands):

Fiscal Year	Future lease payments	Future lease recoveries	Payments accrued in restructuring

2012	6,034	551	149
2013	5,489	405	74
2014	2,790	99	3
2015	2,278	-	-
2016	2,404	-	-
Thereafter	3,515	-	-
	$22,510	$1,055	$226

Rental expense related to operating leases for the year ended March 25, 2011, was $5.4 million (2010 - $4.9 million; 2009 - $6.0 million). Subtenant recoveries for the year ended March 25, 2011, were $2.1 million (2010 - $1.5 million; 2009 - $1.6 million).

(in thousands)	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Purchase commitment	$3,606	$2,427	$1,179	$-	$-
	$3,606	$2,427	$1,179	$-	$-

Purchase commitments consist primarily of purchase design tools and software for use in product development.  Wafer purchase commitments have not been included in the above table as the pricing and timeframe of payment are not fixed, and will vary depending on our manufacturing needs. The Company does not presently have commitments that exceed expected wafer requirements.

(B)	LETTERS OF CREDIT

The Company had letters of credit outstanding as at March 25, 2011, of $0.7 million (2010 - $0.5 million), related to the Company’s Supplementary Executive Retirement Plan.  These letters are renewed annually based on the expected obligation.

(C)	SUPPLY AGREEMENTS

The Company has wafer supply agreements (“WSAs”) with two independent foundries, which expire from Fiscal 2012 to 2013. Under these agreements, the suppliers are obligated to provide certain quantities of wafers per year.  These agreements are typically renewed prior to their expiry dates, or automatically renew for a specified period under the existing terms and conditions unless either party provides notification of these changes to the other party.

(D)	INCOME TAX CONTINGENCY PAYMENTS

As of March 25, 2011, income tax contingency payments are as follows (in thousands):

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Income tax contingency payments	$891	$362	$-	$-	$529
	$891	$362	$-	$-	$529

21.	CONTINGENCIES

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

The Company has recorded provisions for historical sales taxes, income taxes and valuation allowances related to its estimate of tax expenses and recoveries. Certain taxation years are still subject to audit by authorities in various jurisdictions, which could result in adjustments to the Company’s tax provisions. Such adjustments could have a material impact on the consolidated financial position of the Company or the consolidated results of its operations.

22.	INFORMATION ON GEOGRAPHIC SEGMENTS AND PRODUCT GROUPS

Revenues from external customers are attributed to countries based on location of the selling organization.

Geographic information is as follows (in thousands):

	2011	2010	2009
Revenue:
Canada	$428	$898	$2,049
United Kingdom	185,092	156,554	149,517
United States	39,213	39,402	42,009
Sweden	5,490	7,762	10,890
Total	$230,223	$204,616	$204,465

	2011		2010		2009
	Intangible	Fixed	Intangible	Fixed	Intangible	Fixed
	Assets	Assets	Assets	Assets	Assets	Assets
Canada	$-	$2,365	$19	$2,374	$169	$2,872
United Kingdom	-	2,066	-	2,003	-	1,752
United States	34,549	3,216	41,852	2,779	48,937	3,650
Sweden	-	389	-	3,836	-	4,256
Total	$34,549	$8,036	$41,871	$10,992	$49,106	$12,530

Revenues from external customers are attributed to products groups based on the nature of the product being sold.

Revenue by product group is as follows (in thousands):

	2011	2010	2009

Revenue:
Communication Products	$180,502	$141,386	$140,036
Medical Products	28,600	29,986	34,683
Custom and Other	21,121	33,244	29,746
Total	$230,223	$204,616	$204,465

Major Customers

For the year ended March 25, 2011, the Company had revenues from two external customers, both major distributors, which each exceeded 10% of total net revenues.  Sales to these distributors represented the following percentage of total revenues:

	2011	2010	2009
Customer 1	17%	17%	17%
Customer 2	11%	12%	*
* Less than 10% of revenue

23.	GAIN ON SALE OF BUSINESS

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

In Fiscal 2007 Zarlink recorded a gain on sale of business of $4.1 million related to this transaction. On the date of the sale, Zarlink determined that there was uncertainty surrounding whether the revenue targets would be met. As such, Zarlink did not include the contingent consideration as part of the sale proceeds. In Fiscal 2008 and 2009, Zarlink recorded additional gains of $0.7 million and $1.0 million, respectively as revenue targets were met. The Company is no longer entitled to receive consideration in relation to this sale.

24.	GAIN ON SALE OF ASSETS

On September 29, 2010, the Company completed the sale of its Järfälla, Sweden campus to a company affiliated with the Stendörren group.  The purchase price for the Järfälla land and buildings was $16.1 million (110.0 million Swedish krona). Under the terms of the purchase agreement, Zarlink received $13.9 million (95.0 million Swedish krona) in cash on closing, and a term note for $2.2 million (15.0 million Swedish krona) bearing interest at 5% per year. The note is denominated in Swedish krona and is revalued into U.S. dollars at the period end exchange rate. The term note is payable to the Company over 5 years in annual principal payments of $0.5 million (3.0 million Swedish krona) plus applicable interest and guaranteed by the buyer’s ultimate parent entity, Kvalitena AB. See Note 10 for additional information. Simultaneously, Zarlink’s Medical Products group entered into a 10 year operating lease for less than 10% of the space available at market rental rates. Additionally, Zarlink’s obligations with respect to the Järfälla, Sweden campus are limited to certain management services, in accordance with a Transition Services Agreement for a period of up to 24 months. All services are being provided under normal commercial terms. See also Note 19 for additional disclosure on this Transition Services Agreement.

The purchase agreement, dated September 29, 2010, provided that the Company could receive an additional cash payment of up to $1.6 million (10.0 million Swedish krona) five years after the closing date dependent on the revenues earned by the buyer under the tenant leases. On December 15, 2010, Zarlink and the Stendörren group signed an amended agreement, whereby the Company waived its right to receive this contingent payment.

In accordance with guidance contained in the Sale-Leaseback Transactions Topic and the Real Estate Sales Topic of the FASB ASC, the Company has recognized profit using the full accrual method and accounted for the leaseback of space in the Järfälla campus as a separate transaction. At March 26, 2010, the assets sold were included within Fixed Assets in the Consolidated Balance Sheet, and had a net book value of approximately $1.8 million.  The Company recorded a gain on sale of $14.1 million net of transaction costs. No gain will be deferred and amortized in future periods as Zarlink has leased-back only a minor part of the building as defined in U.S. GAAP.

There were no gains on sale of assets recorded during Fiscal 2010.

In Fiscal 2009, the Company sold excess land in Swindon, U.K. Proceeds from the sale of land were $1.0 million (0.5 million British pounds), resulting in a gain on sale of $0.9 million, net of transaction costs.

25.	IMPAIRMENT (RECOVERY) OF CURRENT ASSETS

In Fiscal 2008, the Company sold its analog foundry in Swindon, U.K. to MHS Electronics U.K. Ltd. (“MHS”), a subsidiary of MHS Industries Group. At the time of sale, the Company agreed to prepay the purchase of certain wafers from MHS under a WSA and enter into a transition services agreement (“TSA”) under which a receivable balance was recorded. These items were recorded in current assets.  In conjunction with this sale, the Company obtained two legal charges against the buildings sold to MHS.  In January 2009, the Company was advised that MHS would be ceasing wafer supply to Zarlink from its Swindon analog foundry.  In February 2009, MHS was placed into administration.  Consequently, in Fiscal 2009, as the likelihood of recovery of amounts receivable from MHS diminished, the Company recorded an impairment of $3.0 million consisting of the remaining prepaid expense of $2.2 million and the balance of the receivable of $0.8 million.  During Fiscal 2010, the Company received $0.8 million relating to the prepaid expense from the MHS administrator and, therefore, recorded the recovery in the period.  In connection with this receipt, the Company no longer holds legal charges against the buildings previously sold to MHS. During Fiscal 2011, the Company received an additional $0.3 million and recorded a recovery in the period. As the receipt of any further amounts from the MHS administrator remains uncertain, no additional recoveries have been recorded. However, discussions with the administrator indicate that there is the possibility of a nominal additional disbursement, which is anticipated to occur in Fiscal 2012.

26.	DISCONTINUED OPERATIONS

On May 14, 2010, the Company completed the sale of the business, and substantially all of the assets comprising the Optical Products group (“Optical Assets”) to Tyco Electronics Corporation, for $15.0 million.  The Optical Assets represented operations and cash flows that could be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.  As the operations and cash flows of the Optical Assets were eliminated from ongoing operations, with the Company having no significant continuing involvement subsequent to May 14, 2010, the Company has reported the results of operations of the Optical Assets in discontinued operations, in accordance with the Presentation of Financial Statements – Discontinued Operations Topic of the FASB ASC.  The sale resulted in a gain of $6.5 million, net of tax, in Fiscal 2011.

The carrying amounts at closing of the Optical Assets included in the sale were (in thousands):

May 14, 2010

Inventory	$2,975
Fixed assets	2,102
Intangible assets	345
Other	94
$5,516

The following table shows the results of the Optical Assets which are included as discontinued operations (in thousands):

	2011	2010	2009

Revenue	$726	$15,525	$22,700

Operating income (loss) from discontinued operations	(650)	90	(1,779)
Gain on disposal, net of tax of $1,463	6,518	-	-
Income from discontinued operations	$5,868	$90	$(1,779)

The following table shows the cash flows from investing activities in Fiscal 2011 related to the sale of the Optical Assets (in thousands):

2011

Proceeds on sale	$15,000
Payment of transaction and other costs	(1,491)
Proceeds on sale – net	$13,509

In accordance with the Presentation of Financial Statements – Discontinued Operations Topic of the FASB ASC, the Company reclassified the results of operations of the Optical Products group to discontinued operations in the Consolidated Statements of Income (Loss).

27.	SUPPLEMENTARY CASH FLOW INFORMATION

(in thousands)	2011	2010	2009

Cash interest paid (included in cash flow from operations)	$4,162	$3,871	$4,268
Cash taxes paid (included in cash flow from operations)	$358	$77	$3,789

The following table summarizes the Company’s other non-cash changes in operating activities (in thousands):

	2011	2010	2009
Cash provided by (used in)

Foreign currency loss (gain) on convertible debentures	$3,572	$11,717	$(13,683)
Foreign currency loss (gain) on cash and restricted cash	(965)	(2,756)	6,939
Change in pension liability	(987)	1,269	(4,443)
Loss on pension settlement	1,880	-	-
Contract impairment	-	715	280
Loss (gain) on repurchase of convertible debentures	-	316	(3,593)
Gain on sale of business	(6,518)	-	(1,000)
Gain on sale of fixed assets	(14,083)	-	(936)
Impairment of current assets	-	-	3,000
Impairment on asset held for sale	-	1,185	1,200
Other	(26)	62	(572)
Other non-cash changes in operating activities	$(17,127)	$12,508	$(12,808)

28.	SUBSEQUENT EVENTS

On May 25, 2011, Zarlink announced plans to redeploy a portion of its workforce as part of its strategy to focus on immediate revenue growth opportunities. These activities will selectively increase headcount and redeploy employees in areas where the Company is seeking to gain market share and drive revenue growth, and will decrease headcount in other areas of the Company. Overall, the Company estimates that its global workforce will be reduced by approximately 5% once redeployment activities are completed by the second quarter of Fiscal 2012. Zarlink expects to record costs of $3.0 million to $5.0 million related to redeployment activities, with initial redeployment costs of $1.5 million to $2.5 million, in the first quarter of Fiscal 2012.

On May 25, 2011, Zarlink announced that it will redeem all of its outstanding Cdn $2.00 Cumulative Redeemable Convertible Preferred Shares, 1983 R&D Series (the “1983 R&D Series Shares”) on June 27, 2011 (the “Redemption Date”) in accordance with the share conditions attaching to those shares. The notice of redemption is expected to be sent to registered holders of 1983 R&D Series Shares on May 26, 2011.

The redemption price provided in the share conditions for each 1983 R&D Series Share is Cdn $25.00 plus accrued and unpaid dividends up to but not including June, 27, 2011, being an amount of Cdn $0.4837 per 1983 R&D Series Share. As there are currently 966,600 1983 R&D Series Shares outstanding, the aggregate redemption price will equal Cdn $24,632,544.

On June 3, 2011, the TSX approved the recommencement of the Company’s common share buyback program authorizing the Company to repurchase up to 11,803,556 common shares, representing approximately 10 percent of its public float of 118,035,560 common shares as of May 31, 2011.  The bid does not commit the Company to make any share repurchases.  The Company may repurchase up to 10 percent of its public float of common shares using available cash during a 12-month period from June 7, 2011 to June 6, 2012.  The timing and exact number of common shares purchased under the bid will be at the Company’s discretion, will depend on market conditions, and may be suspended or discontinued at any time.  All shares purchased by the Company under the bid will be cancelled.

Purchases under the bid will be made at the prevailing market price through the facilities of the TSX. The average daily trading volume of Zarlink over the last six complete calendar months was 420,301 common shares (the “ADTV”). Under TSX rules, the Company may purchase up to 25% of the ADTV (or 105,075 common shares) per trading day.

To the knowledge of the Company, after reasonable inquiry, no director, senior officer or any of their associates, or any person acting jointly or in concert with the Company, currently intends to sell common shares under the issuer bid.

29.	COMPARATIVE FIGURES

Certain of the Fiscal 2010 and Fiscal 2009 comparative figures have been reclassified so as to conform with the presentation adopted in Fiscal 2011. In accordance with the Presentation of Financial Statements – Discontinued Operations Topic of the FASB ASC, the Company reclassified the results of operations of the Optical Products group to discontinued operations in the Consolidated Statements of Income (Loss) for all periods presented.

Prior to Fiscal 2010, the Company reported financial information expressed in millions of U.S. dollars.  Comparative figures have been restated in thousands of U.S. dollars, unless otherwise stated.

The Company reclassified $0.5 million increase in restricted cash and cash equivalents from financing activities to investing activities in the Fiscal 2009 Consolidated Statement of Cash Flows.

Valuation and Qualifying Accounts

ZARLINK SEMICONDUCTOR INC. VALUATION AND QUALIFYING ACCOUNTS March 25, 2011 (in thousands of U.S. dollars)
		Additions
Description	Balance, Beginning of Period	Charged to expense (recovery)	Charged to revenue	Deductions	Balance, End of Period

Sales Provisions:
Fiscal 2011	$5,514	-	24,328	(24,462)	$5,380
Fiscal 2010	$4,249	-	18,015	(16,750)	$5,514
Fiscal 2009	$2,902	-	14,515	(13,168)	$4,249

Provisions for exit activities:
Fiscal 2011	$625	(4)	-	(395)	$226
Fiscal 2010	$3,845	199	-	(3,419)	$625
Fiscal 2009	$3,917	5,976	-	(6,048)	$3,845

Litigation provisions:
Fiscal 2011	$75	107	-	-	$182
Fiscal 2010	$75	-	-	-	$75
Fiscal 2009	$75	-	-	-	$75

Allowance for doubtful accounts (charged to both trade and other receivables):
Fiscal 2011	$12	12	-	(13)	$11
Fiscal 2010	$632	(235)	-	(385)	$12
Fiscal 2009	$318	694	-	(380)	$632

Warranty Provision:
Fiscal 2011	$85	(75)	-	-	$10
Fiscal 2010	$50	115	-	(80)	$85
Fiscal 2009	$244	15	-	(209)	$50

Inventory Provision:
Fiscal 2011	$8,468	3,023	-	(4,593)	$6,898
Fiscal 2010	$7,635	4,104	-	(3,271)	$8,468
Fiscal 2009	$8,714	3,977	-	(5,056)	$7,635

Item 19 Exhibits

The following exhibits have been filed as part of this Annual Report:

Exhibit No.	Description
1.1	Conformed Composite Copy of the Company's Articles, as amended to date (incorporated by reference to Exhibit 4.3 to Registration Statement No. 333-83556 on Form S-8)
1.2	By-law No. 16 of the Company (incorporated by reference to Exhibit 3.2 to Form 10-K for the year ended March 28, 2003 filed on June 25, 2003)
2.1	Form of Specimen Certificate for Common Shares of the Company (incorporated by reference to Exhibit 3.3 to Form 10-K for the year ended March 28, 2003 filed on June 25, 2003)
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

4.5	Deferred share unit plan for non-employee directors dated January 28, 2010 (incorporated by reference to Exhibit 4.5 to Form 20-F for the year ended March 26, 2010 filed on June 7, 2010)
4.6
Medium-term cash incentive plan for executive officers and key employees dated January 28, 2010 (incorporated by reference to Exhibit 4.6 to Form 20-F for the year ended March 26, 2010 filed on June 7, 2010)

4.7
Employment agreement between Kirk K. Mandy and Zarlink Semiconductor Inc. dated February 16, 2005, revised May 24, 2007 (incorporated by reference to Exhibit 4.3 to Form 20-F for the year ended March 30, 2007 filed on June 11, 2007)

4.8(a)
Executive employment agreement between Stan Swirhun and Zarlink Semiconductor Inc. dated May 31, 2005 (incorporated by reference to Exhibit 4.7 to Form 20-F for the year ended March 28, 2008 filed on June 5, 2008)

4.8(b)
Amendment, dated October 21, 2008, to the employment agreement between Stan Swirhun and Zarlink Semiconductor Inc. (incorporated by reference to Exhibit 4.8 to Form 20-F for the year ended March 26, 2010 filed on June 7, 2010)

4.9(a)
Executive employment agreement between Stephen J. Swift and Zarlink Semiconductor Inc. dated February 2, 2006  (incorporated by reference to Exhibit 4.9 to Form 20-F for the year ended March 26, 2010 filed on June 7, 2010)

4.9(b)
Amendment, dated July 24, 2008, to the employment agreement between Stephen J. Swift and Zarlink Semiconductor Inc. (incorporated by reference to Exhibit 4.9 to Form 20-F for the year ended March 26, 2010 filed on June 7, 2010)

4.10(a)
Executive employment agreement between Andre Levasseur and Zarlink Semiconductor Inc. dated June 8, 2009 (incorporated by reference to Exhibit 4.10 to Form 20-F for the year ended March 26, 2010 filed on June 7, 2010)

4.10(b)
Amendment, dated January 28, 2010, to the employment agreement between Andre Levasseur and Zarlink Semiconductor Inc. (incorporated by reference to Exhibit 4.10 to Form 20-F for the year ended March 26, 2010 filed on June 7, 2010)

4.11(a)
Executive employment agreement between Gary Tanner and Zarlink Semiconductor LE Inc. (now Zarlink Semiconductor V.N. Inc.) dated August 1, 2007 (incorporated by reference to Exhibit 4.14 to Form 20-F for the year ended March 27, 2009 filed on June 4, 2009)

4.11(b)
Amendment, dated October 21, 2008, to the employment agreement between Gary Tanner and Zarlink Semiconductor LE Inc. (now Semiconductor V.N. Inc.) (incorporated by reference to Exhibit 4.11 to Form 20-F for the year ended March 26, 2010 filed on June 7, 2010)

4.11(c)	Executive employment agreement between Gary Tanner and Zarlink Semiconductor Inc. dated February 22, 2011
4.12	Executive employment agreement between Renato Pontello and Zarlink Semiconductor Inc. dated December 8, 2009.
4.13
Asset purchase agreement by and among Zarlink Semiconductor Limited and Zarlink Semiconductor Inc. and Intel Corporation and Intel Corporation (U.K.) Limited (incorporated by reference to Exhibit 99.2 to Form 6-K filed on October 17, 2005)

4.14
Agreement and plan of merger by and among Zarlink Semiconductor Inc., ZLE Inc., Legerity Holdings, Inc., and Navigant Capital Advisors, LLC. (incorporated by reference to Exhibit 4.10 to Form 20-F for the year ended March 28, 2008 filed on June 5, 2008)

4.15
Trust Indenture, dated as of the 30th day of July, 2007, between Zarlink Semiconductor Inc. and Computershare Trust Company of Canada (incorporated by reference to exhibit 7.1 to registration statement on Form F-10 (File No. 333-144800) filed on July 24, 2007)

4.16	Agreement for sale and purchase of the Swindon analog foundry business of Zarlink Semiconductor (incorporated by reference to Exhibit 99.1 to Form 6-K filed on April 2, 2008)
4.17	Lease agreement between Kanata Research Park Corporation and Zarlink Semiconductor Inc. dated February 11, 2011
4.18(a)	Purchase agreement between Fastighets AB Diamantsliparen and Zarlink Semiconductor AB dated September 23, 2011
4.18(b)	Amendment, dated September 29, 2010, to the purchase agreement between Fastighets AB Diamantsliparen and Zarlink Semiconductor AB
4.18(c)	Addendum, dated December 15, 2010, to the purchase agreement between Fastighets AB Diamantsliparen and Zarlink Semiconductor AB
4.18(d)	Services agreement between Fastighets AB Diamantsliparen and Zarlink Semiconductor AB dated September 30, 2010
4.19	Services agreement between Kirk Mandy and Zarlink Semiconductor Inc. dated February 22, 2011
4.20	Mutual separation agreement and release between Zarlink Semiconductor Inc. and Mr. Kirk Mandy dated February 22, 2011
8.1	Subsidiaries of the Company. Refer to Item 4C of this Form 20-F
12.1	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 302(a) of The Sarbanes-Oxley Act of 2002, President and Chief Executive Officer
12.2	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 302(a) of The Sarbanes-Oxley Act of 2002, Senior Vice President of Finance and Chief Financial Officer
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, President and Chief Executive Officer
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Senior Vice President of Finance and Chief Financial Officer
15(a)	Consent of Deloitte & Touche LLP
15(b)	Management Proxy Circular for the Fiscal 2011 Annual Shareholders meeting *

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

ZARLINK SEMICONDUCTOR INC.

By: /s/ Gary Tanner
                          (Gary Tanner)
    Dated:  June 6, 2011                                                                                President and Chief Executive Officer